Filed pursuant to Rule 424(b)(4)
Registration No. 333-255846

PROSPECTUS
17,000,000 Shares
PHILLIPS EDISON & COMPANY, INC.
Common Stock
Phillips Edison & Company, Inc. is an internally-managed real estate investment trust, or REIT, and one of the nation’s largest owners and operators of omni-channel grocery-anchored neighborhood and community shopping centers. We are offering 17,000,000 shares of our common stock as described in this prospectus. All of the shares of our common stock offered by this prospectus are being sold by us. Our common stock has been authorized for listing, subject to official notice of issuance, on the Nasdaq Global Select Market, or Nasdaq, under the ticker symbol “PECO.” Currently, our common stock is not traded on a national securities exchange, and this will be our first listed public offering.
We were formed as a Maryland corporation in October 2009 and have elected to be taxed as a REIT for U.S. federal income tax purposes beginning with our taxable year ended December 31, 2010. Shares of our common stock are subject to ownership limitations that are primarily intended to assist us in maintaining our qualification as a REIT. Our charter contains certain restrictions relating to the ownership and transfer of our common stock, including, subject to certain exceptions, a 9.8% ownership limit of common stock by value or number of shares, whichever is more restrictive. See “Description of Capital Stock—Restrictions on Ownership and Transfer” beginning on page 165 of this prospectus.
Investing in our common stock involves risk. See “Risk Factors” beginning on page 16 of this prospectus.

	Per Share	Total
Public offering price	$28.00	$476,000,000
Underwriting discount(1)	$1.75	$29,750,000
Proceeds, before expenses, to us	$26.25	$446,250,000
(1)See the section entitled “Underwriting” for a complete description of the compensation payable to the underwriters.
We have granted the underwriters the option to purchase an additional 2,550,000 shares of our common stock on the same terms and conditions set forth above within 30 days after the date of this prospectus to cover overallotments, if any.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of our common stock on or about July 19, 2021.

Joint Book-Running Managers
Morgan Stanley	BofA Securities	J.P. Morgan
BMO Capital Markets	Goldman Sachs & Co. LLC	KeyBanc Capital Markets
Mizuho Securities		Wells Fargo Securities

Co-Managers
BTIG	Capital One Securities	Fifth Third Securities
PNC Capital Markets LLC		Regions Securities LLC

The date of this prospectus is July 14, 2021

PHILLIPS EDISON & COMPANY®

Grocery Centered.
Community **Focused.**

Kroger
FOOD & PHARMACY
STOP

Publix
FOOD & PHARMACY

SAFEWAY

Stop&Shop
welcome

SPROUTS
FARMERS MARKET
NATURAL
FOODS

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and in any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates specified in these documents. Our business, financial condition, liquidity, results of operations, and prospects may have changed since those dates.
THE CONTENT OF THIS COMMUNICATION HAS NOT BEEN APPROVED BY AN AUTHORIZED PERSON WITHIN THE MEANING OF THE FINANCIAL SERVICES AND MARKETS ACT 2000. RELIANCE ON THIS COMMUNICATION FOR THE PURPOSE OF ENGAGING IN ANY INVESTMENT ACTIVITY MAY EXPOSE AN INDIVIDUAL TO A SIGNIFICANT RISK OF LOSING ALL OF THE PROPERTY OR OTHER ASSETS INVESTED.

i

MARKET, INDUSTRY, AND OTHER DATA
We use market data throughout the prospectus, generally obtained from publicly available information and industry publications. We have also obtained the information in “Industry and Market Data,” as well as certain information in “Prospectus Summary,” “Our Business and Properties,” and in other sections of this prospectus where indicated, from the market study prepared for us by Jones Lang LaSalle Americas Inc., or JLL, an independent third-party real estate advisory and consulting services firm. Such information is included herein in reliance on JLL's authority as an expert on such matters. See “Experts.” These sources generally state that the information they provide has been obtained from sources believed to be reliable, but the accuracy and completeness of the information are not guaranteed. The market data includes forecasts and projections that are based on industry surveys and the preparers’ experiences in the industry, and there is no assurance that any of the projections or forecasts will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.
Unless otherwise indicated, references in this prospectus to a grocer’s ranking (e.g., the #1 or #2 grocer) refer to its ranking by sales within its format and trade area (i.e., the 3-mile area surrounding its stores). Store formats include conventional supermarkets, natural and gourmet food supermarkets, supercenters, limited assortment supermarkets and wholesale club stores. We categorize grocery anchors into store formats that are established by Nielsen TDLinx.
Unless otherwise indicated, references in this prospectus to information reported by our public peers or public peer group refer to metrics and data publicly reported by our public peer group, as identified by JLL. See “Certain Terms Used in this Prospectus.” Our public peers may define or calculate such metrics or data differently than we do. Accordingly, such metrics or data for our public peer group and us may not be comparable.

RECAPITALIZATION
Our stockholders approved an amendment to our charter, or Articles of Amendment, that effected a change of each share of our common stock outstanding at the time the amendment became effective into one share of a newly created class of Class B common stock, which we refer to as the “Recapitalization.” The Articles of Amendment became effective upon filing with, and acceptance by, the State Department of Assessments and Taxation of Maryland, or the SDAT, on July 2, 2021.
Our Class B common stock is identical to our common stock offered in this offering, except that (i) we do not intend to list our Class B common stock on a national securities exchange in connection with this offering, and (ii) upon the six-month anniversary of the listing of our common stock for trading on a national securities exchange (or such earlier date or dates as may be approved by our Board in certain circumstances with respect to all or any portion of the outstanding shares of our Class B common stock), each share of our Class B common stock will automatically, and without any stockholder action, convert into one share of our listed common stock.
Unless otherwise indicated, all information in this prospectus gives effect to the Recapitalization.

REVERSE STOCK SPLIT
We effected a one-for-three reverse stock split on July 2, 2021. In addition, we effected a corresponding reverse split of our Operating Partnership’s OP units. As a result of the reverse stock and OP unit splits, every three shares of our common stock and OP units were automatically combined and converted into one issued and outstanding share of common stock or OP unit, as applicable, rounded to the nearest 1/100th share or OP unit. The reverse stock and OP unit splits impacted all classes of common stock and OP units proportionately and had no impact on any stockholder’s or limited partner’s percentage ownership of all issued and outstanding common stock or OP units. Unless otherwise indicated, the information in this prospectus gives effect to the reverse stock and OP unit splits.

CERTAIN DEFINED TERMS USED IN THIS PROSPECTUS
Unless the context otherwise requires, the following terms and phrases are used throughout this prospectus as described below:
“anchor space” means a space greater than or equal to 10,000 square feet of gross leasable area, or GLA;
“ABR” means monthly contractual base rent as of the end of the applicable reporting period, multiplied by 12 months;
“ABR per square foot” is calculated by dividing ABR by leased GLA;
“Board” means the board of directors of Phillips Edison & Company, Inc.;
“BOPIS” means buy-online-pickup-in-store;
“comparable lease” means a lease with consistent structure that is executed for substantially the exact same space that has been vacant less than twelve months;
“comparable rent spread” is calculated as the percentage increase or decrease in first-year ABR (excluding any free rent or escalations) on new or renewal leases (excluding options) where the lease was considered a comparable lease;
“Exchange Act” means the Securities and Exchange Act of 1934, as amended;
“fully diluted basis” means information is presented assuming all outstanding OP units have been exchanged for shares of common stock on a one-for-one basis and includes the incremental impact of (i) 17,000,000 shares of common stock to be issued in connection with this offering, (ii) an aggregate of 905,908 shares of unvested restricted stock, common stock underlying time-based restricted stock units and time-based LTIP units (including the Listing Equity Grants), and (iii) a minimum of 1,000,000 OP units to settle the earn-out we entered into in connection with the PELP Transaction (see “Prospectus Summary—The Offering”);
“GAAP” means generally accepted accounting principles as promulgated by the Financial Accounting Standards Board in the United States of America;
“GLA” means gross leasable area, or the total occupied and unoccupied square footage of a building that is available for our Neighbors or other retailers to lease;
“health ratio,” also commonly referred to as “occupancy cost percentage,” is calculated by dividing (i) the retailer’s annual rent and expense reimbursement paid to the landlord by (ii) such retailer’s annual gross sales (we believe a lower health ratio is an indication of favorable retailer economics);
“inline space” means a space containing less than 10,000 square feet of GLA;
“leased occupancy” is calculated as the percentage of total applicable GLA for which a lease has been signed, regardless of whether the lease has commenced or the Neighbor has taken possession;
“Merger” means the November 2018 merger with Phillips Edison Grocery Center REIT II, Inc., a public non-traded REIT that was advised and managed by us;
“MGCL” means the Maryland General Corporation Law;
“necessity-based goods and services” or “necessity-based retail” means goods and services that are indispensable, necessary, or common for day-to-day living or that tend to be inelastic (i.e., the demand for which does not change based on a consumer’s income level) as further discussed in “Our Business and Properties – Properties”;
“Neighbor” means one of our tenants;
“OP units” means units of limited partnership interest in the Operating Partnership, which are redeemable for cash or, at our election, shares of our common stock on a one-for-one basis;
“Operating Partnership” means Phillips Edison Grocery Center Operating Partnership I, L.P., a Delaware limited partnership, of which Phillips Edison Grocery Center OP GP I LLC, our wholly-owned subsidiary, is the sole general partner (substantially all of our business is conducted through the Operating Partnership);
“PECO,” “Phillips Edison,” “we,” “our,” “us,” and “Company” mean Phillips Edison & Company, Inc., a Maryland corporation, together with its consolidated subsidiaries, including the Operating Partnership; provided, however, that in statements relating to qualification as a REIT, such terms refer solely to Phillips Edison & Company, Inc.;
“PELP Transaction” means the October 2017 transaction pursuant to which we internalized our management structure through the acquisition of certain real estate assets and the third-party investment management business of Phillips Edison Limited Partnership, or PELP, in exchange for OP units and cash;
“portfolio retention rate” is calculated by dividing (i) the total square feet of retained Neighbors with current period lease expirations by (ii) the total square feet of leases expiring during the period (the portfolio retention rate provides insight into our ability to retain Neighbors at our shopping centers as their leases approach expiration; generally, the costs to retain an existing Neighbor are lower than costs to replace with a new Neighbor);
“public peers” or “public peer group” refers to a group of 11 REITs identified by JLL where at least 50% of the portfolio’s shopping centers are neighborhood or community centers and the REIT had a minimum market capitalization of at least $900 million as of the end of trading on May 21, 2021; these 11 REITs are Acadia Realty Trust, Brixmor Property Group Inc., Federal Realty Investment Trust, Kimco Realty Corporation, Kite Realty Group Trust, Regency Centers Corporation, Retail Opportunity Investments Corp., Retail Properties of America, Inc., RPT Realty, Saul Centers, Inc., and Weingarten Realty Investors;

“psf” means per square foot;
“revolving credit facility” means our $500 million senior unsecured revolving credit facility;
“Refinancing” refers to the new $980 million credit facility the Company entered into on July 2, 2021, comprised of a $500 million senior unsecured revolving credit facility and two $240 million senior unsecured term loan tranches; in connection with the Refinancing, the Company paid off the $472.5 million term loan due 2025;
“Same-Center” means a property, or portfolio of properties, that have been owned and operational for the entirety of each of the applicable reporting periods (e.g., since January 1, 2019 for the 2020 Same-Center portfolio or since January 1, 2020 for the 2021 Same-Center portfolio); for the purposes of comparing Same-Center NOI for the years ended 2019, 2018, 2017, and 2016, “Same-Center NOI” refers to “Same-Center NOI (Adjusted for Transactions)”;
“Same-Center NOI (Adjusted for Transactions)” is Same-Center NOI presented as if the PELP Transaction and the Merger had occurred on January 1 of the earliest comparable period in each presentation (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures”);
“Securities Act” means the Securities Act of 1933, as amended;
“Sun Belt” means the following U.S. states: Alabama, Arizona, California, Florida, Georgia, Louisiana, Mississippi, Nevada, New Mexico, South Carolina, Tennessee, and Texas;
“top grocers” means the top three grocers in each state, as identified by JLL, based on the number of visitors that grocer received in each state in the month of March 2021, as estimated by Placer.ai;
“trade area” means the 3-mile area surrounding a shopping center;
“unconsolidated joint ventures” means the two unconsolidated third-party institutional joint ventures through which we have equity interests in 22 shopping centers; and
“wholly-owned properties,” “wholly-owned portfolio,” “wholly-owned centers” and other similar terms mean the 278 shopping centers we owned and consolidated in our financial statements as of March 31, 2021 and excludes (i) two shopping centers we disposed of subsequent to March 31, 2021 and (ii) 22 shopping centers owned by two unconsolidated joint ventures in which we had equity interests as of March 31, 2021.

PROSPECTUS SUMMARY
This summary highlights some of the information in this prospectus. It does not contain all of the information that you should consider before investing in our common stock. You should read carefully the more detailed information set forth under the heading “Risk Factors” and the other information included in this prospectus. Unless otherwise indicated, the information contained in this prospectus assumes that the common stock to be sold in this offering is sold at $28.00 per share, and that the underwriters do not exercise their option to purchase up to an additional 2,550,000 shares of our common stock to cover overallotments, if any.

Company Overview
Phillips Edison is one of the nation’s largest owners and operators of omni-channel grocery-anchored shopping centers and has the highest percentage of its properties anchored by top grocers among its public peers, according to JLL. Grocery-anchored neighborhood shopping centers have been our primary focus since we started our business in 1991, and we believe this focus has generated superior growth and attractive risk-adjusted returns over time. Our portfolio primarily consists of neighborhood centers anchored by the #1 or #2 grocer tenants by sales within their respective formats by trade area. As of March 31, 2021, our portfolio was 94.8% occupied. Our tenants, who we refer to as “Neighbors,” are a mix of national, regional, and local retailers that primarily provide necessity-based goods and services.
As of March 31, 2021, we owned equity interests in 300 shopping centers, including 278 wholly-owned properties which contributed more than 98% of our ABR, and 22 shopping center properties owned through two unconsolidated third-party institutional joint ventures. In total, our portfolio of wholly-owned shopping centers and our prorated portion of shopping centers owned through our unconsolidated institutional joint ventures comprises approximately 31.7 million square feet in 31 states. The following table provides the percentage of our total ABR that was generated in each of the indicated U.S. geographic regions as of March 31, 2021:

% ABR by Region
Sun Belt(1)	Midwest(2)	East(3)	Mountain(4)	Total
48.8%	25.5%	19.0%	6.7%	100.0%
(1)Includes Arizona, California, Florida, Georgia, Nevada, New Mexico, South Carolina, Tennessee, and Texas.
(2)Includes Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Ohio, and Wisconsin.
(3)Includes Connecticut, Maryland, Massachusetts, New Jersey, New York, North Carolina, Pennsylvania, and Virginia.
(4)Includes Colorado, Oregon, Utah, and Washington.
As of March 31, 2021, 96.4% of our ABR was generated from omni-channel grocery-anchored shopping centers and 82.2% of our ABR was generated from shopping centers with the #1 or #2 grocer by sales within their respective format. Phillips Edison has the highest share of its centers anchored by top grocers among its public peers, according to JLL.
As of March 31, 2021, our top five Neighbors were grocers:
•Kroger, which includes such banners as Ralphs, Harris Teeter, King Soopers, and Smith’s, anchors 54 locations and generates 6.6% of our ABR — we are Kroger’s largest landlord by number of stores;
•Publix, which anchors 47 locations and generates 5.5% of our ABR — we are Publix’s second largest landlord by number of stores;
•Ahold Delhaize, which includes such banners as Stop & Shop and Giant, anchors 23 locations and generates 4.5% of our ABR;
•Albertsons-Safeway, which includes such banners as Safeway and Jewel-Osco, anchors 28 locations and generates 4.3% of our ABR; and
•Walmart, which anchors 13 locations and generates 2.3% of our ABR.
Our business model is founded on owning and operating omni-channel grocery-anchored neighborhood shopping centers that provide necessity-based goods and services to the average American household. As of March 31, 2021, for our wholly-owned shopping centers and our prorated portion of shopping centers owned through our unconsolidated joint ventures, approximately 72.6% of our ABR comes from necessity-based goods and services retailers. As of March 31, 2021, our wholly-owned centers averaged approximately 113,000 square feet in size, and our average inline Neighbor occupied 2,100 square feet. Our average center, at 113,000 square feet in size, is smaller than those of our public peers, at 217,000 square feet, according to JLL. We believe that smaller shopping centers and smaller Neighbor spaces create a positive leasing dynamic as spaces are sized to meet demand from the large variety of retailers that are growing and opening new stores, which we believe creates pricing power. In 2019, 65% of leasing activity in strip shopping centers was in spaces of less than 2,500 square feet.
We believe our grocery focus is ecommerce resilient and adaptive, with many customers visiting our Neighbors to collect online purchases. We believe that grocery sales are ecommerce resilient because the economics of delivery typically remain unattractive to grocers. We believe grocery margins are typically 2-4% and the additional costs associated with delivery produce an overall loss for the grocer unless the customer is willing to pay for the cost of delivery. We believe delivery fees are a major deterrent for customers in our markets and that customers have demonstrated a preference for buy-online-pickup-in-store, or BOPIS, over delivery and therefore the store remains the delivery point.
We believe that our centers are a critical component of our Neighbors’ omni-channel strategies and that, as ecommerce continues to grow, our centers provide omni-channel retailers with a solution for critical last mile delivery and BOPIS options. As of March 31, 2021, we estimate that 87% of our grocers offer BOPIS options to customers. In 2020, we established Front

Row To Go®, a program that provides convenient curbside pick-up and clearly marked parking spaces to facilitate customer pickup from all Neighbors. Approximately 91% of our portfolio now provides Front Row To Go®. We believe this program complements our grocers’ expansion of BOPIS and brings consistently high levels of foot traffic to our centers. Our centers now record foot traffic that exceeds levels prior to the onset of the COVID-19 pandemic. During March 2021, foot traffic at our centers was 104% of average monthly levels during 2019 according to data provided to us by Placer.ai, a company that analyzes location and foot traffic for retailers, commercial real estate owners and municipalities by collecting geolocation and proximity data.
Our Shopping Centers
The map below presents the geographic distribution of our portfolio, inclusive of shopping center properties owned through our unconsolidated institutional joint ventures, as of March 31, 2021. Our portfolio consists of 300 properties located in 31 states (excluding seven dispositions that occurred subsequent to March 31, 2021):

The following table provides summary information regarding our wholly-owned portfolio (unless otherwise noted) as of March 31, 2021 (dollars and square feet in thousands, excluding per square foot data):

March 31, 2021
Number of shopping centers	278
Number of states	31
Total GLA	31,306
Average shopping center GLA	113
Total ABR	$386,971
Total ABR from necessity-based goods and services(1)	72.6%
Grocery-related:
Percent of ABR from omni-channel grocery-anchored shopping centers	96.4%
Percent of ABR from grocery anchors	35.4%
Percent of ABR from nongrocery anchors	13.6%
Percent of ABR from inline spaces	51.0%
Percent of GLA leased to grocery Neighbors	48.7%
Grocer health ratio(2)	2.1%
Percent of ABR from centers with grocery anchors that are #1 or #2 by sales	82.2%
Average annual sales per square foot of reporting grocers	$609
Leased occupancy as a percentage of rentable square feet:
Total portfolio	94.8%
Anchor spaces	97.3%
Inline spaces	89.8%
Average remaining lease term (in years):(3)
Total portfolio	4.6
Grocery anchor spaces	4.7
Nongrocery anchor spaces	5.0
Inline spaces	4.1
Portfolio retention rate:(4)
Total portfolio	88.8%
Anchor spaces	92.9%
Inline spaces	80.3%
Average ABR per square foot:
Total portfolio	$13.05
Anchor spaces	$9.34
Inline spaces	$20.82
(1)Inclusive of our prorated portion of shopping centers owned through our unconsolidated joint ventures.
(2)Based on the most recently reported sales data available.
(3)The average remaining lease term in years is as of March 31, 2021. Including future options to extend the term of the lease, the average remaining lease term in years for our total portfolio, grocery anchors, nongrocery anchors and inline spaces is 20.9, 31.4, 16.0, and 7.9, respectively.
(4)For the three months ended March 31, 2021.
Recent Developments – Operational Update on Leasing
For our wholly-owned properties, as of June 30, 2021, our portfolio’s leased occupancy as a percentage of rentable square feet was 94.7%, compared to 94.8% as of March 31, 2021. Leased occupancy for our anchor spaces was 96.8% as of June 30, 2021, compared to 97.3% as of March 31, 2021, and inline leased occupancy was 90.6% at June 30, 2021 as compared to 89.8% at March 31, 2021. Additionally, average ABR per square foot was $13.21 for our wholly-owned portfolio as of June 30, 2021, including $9.41 in ABR per square foot for our anchor spaces and $21.10 in ABR per square foot for our inline spaces. This compares to $13.05 per square foot for the total portfolio, $9.34 per square foot for anchor spaces, and $20.82 per square foot for inline spaces, all as of March 31, 2021.

Below is a summary of leasing activity for our wholly-owned shopping centers for the three months ended June 30, 2021 and the three months ended March 31, 2021:

	Total Deals(1)		Inline Deals(1)
	Q2 2021	Q1 2021	Q2 2021	Q1 2021
New leases:
Number of leases	124	153	121	147
Square footage (in thousands)	341	467	278	341
ABR (in thousands)	$6,338	$8,120	$5,816	$6,605
ABR per square foot	$18.57	$17.39	$20.94	$19.34
Cost per square foot of executing new leases	$28.97	$29.00	$26.80	$29.65
Number of comparable leases	57	70	55	70
Comparable rent spread	18.5%	12.4%	19.0%	12.4%
Weighted-average lease term (in years)	7.2	8.0	6.8	6.2
Renewals and options:
Number of leases	174	163	159	147
Square footage (in thousands)	1,049	978	333	312
ABR (in thousands)	$12,895	$11,472	$7,306	$7,069
ABR per square foot	$12.30	$11.73	$21.95	$22.67
ABR per square foot prior to renewals	$11.55	$10.97	$20.08	$21.02
Percentage increase in ABR per square foot	6.5%	6.9%	9.3%	7.8%
Cost per square foot of executing renewals and options	$2.48	$2.20	$3.58	$4.85
Number of comparable leases(2)	155	136	148	133
Comparable rent spread(2)	8.0%	8.0%	9.4%	7.9%
Weighted-average lease term (in years)	5.4	3.9	4.0	4.0
Portfolio retention rate	85.5%	88.8%	79.5%	80.3%
(1)Per square foot amounts may not recalculate exactly based on other amounts presented within the table due to rounding.
(2)Excludes exercise of options.

Competitive Strengths
We believe our position as a leading omni-channel grocery-anchored neighborhood shopping center owner and operator is founded on the following competitive strengths:
Exclusive Focus on Omni-Channel Grocery-Anchored Shopping Centers
Since starting our business in 1991, our core strategy has focused exclusively on owning and operating grocery-anchored shopping centers. We believe that our centers are anchored by leading grocery banners that drive customers to our centers. We categorize our grocery anchors into store formats that are established by Nielsen TDLinx. The grocery store formats in our wholly-owned centers today are set forth below, including Neighbor detail as of March 31, 2021:
•Conventional, which includes full-line, self-service grocery. Our top two conventional grocery Neighbors are:
◦Kroger, which anchors 54 locations and generates 6.6% of our ABR. We are Kroger’s largest landlord by number of stores.
◦Publix, which anchors 47 locations and generates 5.5% of our ABR. We are Publix’s second largest landlord by number of stores.
•Natural and Gourmet, which includes self-service grocery stores primarily offering natural, organic or gourmet foods. Our top two natural grocery Neighbors are:
◦Sprouts, which anchors eleven locations and generates 1.3% of our ABR. We are Sprouts’ largest landlord by number of stores.
◦Trader Joe’s, which anchors six locations and generates 0.4% of our ABR.
•Supercenter, which includes a full-line supermarket with a full-line discount merchandiser under one roof. We have one supercenter grocery Neighbor:
◦Walmart, which anchors 13 locations and generates 2.3% of our ABR.
•Limited Assortment, which includes supermarkets with a limited selection of items in a reduced number of categories. Our top two limited assortment grocery Neighbors are:
◦Aldi, which anchors four locations and generates 0.2% of our ABR.

◦Save A Lot, which anchors two locations and generates 0.1% of our ABR.
•Wholesale Club, which includes membership club stores distributing packaged and bulk foods and general merchandise. We have one wholesale club grocery Neighbor:
◦BJ’s Wholesale Club, which anchors two locations and generates 0.4% of our ABR.
We believe omni-channel grocery-anchored shopping centers are a critical element of a community’s infrastructure providing essential goods and services, and as such, we believe our centers have superior durability and higher return potential relative to other forms of retail real estate. As of March 31, 2021, 96.4% of our ABR was generated by omni-channel grocery-anchored shopping centers, and 35.4% of our ABR was generated by our grocery Neighbors across our wholly-owned portfolio. In addition, as of March 31, 2021, only 13.6% of our ABR was generated by anchors that are not grocers. Our non-grocery anchors are well-diversified. Our largest non-grocery anchor is TJX Companies, which includes the T.J. Maxx brand, and which generated 1.3% of our ABR as of March 31, 2021. Our next largest non-grocery anchor, Dollar Tree, generated approximately 1.0% of our ABR as of March 31, 2021.
We believe omni-channel grocery-anchored shopping center property values are resilient through economic cycles. According to Jones Lang LaSalle Americas, Inc., or JLL, asset prices for grocery-anchored retail properties have increased by 21.5% since 2015, which compares favorably to the price performance of non-grocery-anchored retail properties, which have declined in value by 21.8% over the same period.
We maintain strong relationships with our grocery Neighbors. Our portfolio consists of 34 grocer companies across more than 55 unique banners. For the three months ended March 31, 2021, our grocery Neighbor retention rate was 92.2%, and for the year ended December 31, 2020, this rate was 97.1%. In addition, we actively monitor the performance of our grocery Neighbors to balance rent growth and their ability to generate profitability. On average, our grocery Neighbors who report sales to us exhibit a 2.1% health ratio as of March 31, 2021, which represents the amount of annual rent and expense recoveries paid by the Neighbor as a percentage of its annual gross sales. This health ratio compares favorably to the average grocer health ratio of 2.7%, according to JLL. Low grocer health ratios provide us with the knowledge to manage our rents effectively while seeking to ensure the financial stability of our grocery anchors.
We believe our grocery anchors and our necessity-based inline Neighbors are essential businesses with greater stability and resiliency than other types of retail, as demonstrated by our strong absolute and relative performance throughout the COVID-19 pandemic. During the year ended December 31, 2020, our average annual sales per square foot of reporting grocers was $609, an increase of 14.1% over the prior year for grocers who reported in both periods, which compares favorably to the 11% increase for all grocery sales in 2020, according to the U.S. Census Bureau.
We believe that we and our inline Neighbors have benefited from strong recurring foot traffic generated by our grocery anchors. We believe our omni-channel grocery-anchored shopping centers have benefited from a multitude of factors, including increasing demand for last-mile delivery, BOPIS, work-from-home, shop local, and changing consumer preferences away from regional malls and into local retail options, including open-air shopping centers. On average, U.S. consumers visited grocery stores 1.6 times per week during 2019, according to The Food Marketing Institute. During 2020, our shopping centers averaged over 19,000 customer visits per week, according to Placer.ai. We believe that frequent foot traffic generated by our grocery anchors supports our inline spaces with consistent sales volume and enhances the ability of our inline Neighbors to pay rent. During the three months ended March 31, 2021 and year ended December 31, 2020, our comparable rent spreads for new inline leases were 12.4% and 10.9%, respectively.
Differentiated National and Scaled Portfolio Anchored by Market Leading Grocers in Suburban Communities
As of March 31, 2021, we own equity interests in 300 shopping centers, including 278 wholly-owned shopping centers and 22 shopping centers through two unconsolidated third-party institutional joint ventures. Our centers are located in 31 states. Our investment thesis is focused on owning neighborhood centers that are anchored by the #1 or #2 grocer in a trade area that are right sized and that have our targeted trade area demographic profile. As of March 31, 2021, 82.2% of our ABR was generated from shopping centers with a grocery Neighbor ranked #1 or #2 by sales. We believe that the format of a shopping center matters, and our strategy is focused on owning and operating smaller neighborhood and community centers. Approximately 93% of our portfolio is composed of neighborhood and community centers, which is a higher percentage than any of our public peers, according to JLL. Our average center size is 113,000 square feet, which is much smaller than the average center size of our public peers at 217,000 square feet, according to JLL. We believe that smaller centers provide higher growth potential because they enjoy a positive leasing dynamic as (i) there is less space to lease, (ii) we believe retailer demand is higher as smaller spaces are the ones preferred by retailers today, (iii) there is less exposure to big box retailers, which we believe have higher risk because there is less demand from big box retailers currently and they are costly to backfill, and (iv) smaller centers typically have lower capital expenditures.
We target investments with attractive going-in yields and growth potential in markets with demographic profiles that support necessity-based retail concepts. According to Costar, there are approximately 15,000 grocery-anchored shopping centers within the United States. We believe, based upon our market research, that there are approximately 5,800 properties that are anchored by a grocer ranked #1 or #2 by sales with our targeted demographic profile that we view as potential acquisition candidates for us. Our portfolio median household income in the 3-mile trade area is approximately $68,100, which compares favorably to the U.S. median household income of $68,700 in 2019 according to US Census Bureau data. The average population in the 3-mile trade area in our portfolio is approximately 61,000 people. We believe our demographic metrics line up well with those of our top two grocer Neighbors, Kroger and Publix. According to Synergos Technologies, Inc., Kroger stores average 55,000 people in the three-mile trade area with median household incomes of $63,000, and Publix stores average 63,000 people in the three mile trade area with median household incomes of $68,000. Our performance and experience have proven these demographics support our grocer and inline Neighbors as we have maintained high occupancy levels and successfully grown rents. We have realized sector-leading renewal spreads among our public peers for the three year period 2017-2019 and in the first quarter of 2021.

Consistent Track Record of Delivering Strong Performance
We believe that our business model and targeted market approach have generated strong growth over time. For the years ended December 31, 2020, 2019, 2018, and 2017, our net income (loss) was $5.5 million, $(72.8) million, $47.0 million, and $(41.7) million, respectively. For the three year period of 2017, 2018, and 2019, prior to the COVID-19 pandemic, our Same-Center NOI growth averaged 3.6% and our core funds from operations, or Core FFO, per share growth averaged 4.8%. The COVID-19 pandemic impacted our operating results, with our Same-Center NOI declining 4.1% and Core FFO per share declining 6.2% in the year ended December 31, 2020. The impact of the COVID-19 pandemic on our operating results decreased in the three months ended March 31, 2021. Our net income for the three months ended March 31, 2021 was $0.1 million, with our Same-Center NOI having declined 0.9% compared to the three months ended March 31, 2020 and our Core FFO per share having increased by 9.3% compared to the three months ended March 31, 2020. Our comparable renewal lease spreads averaged 9.5% for the three years ended December 31, 2019, 6.7% for the year ended December 31, 2020, and 8.0% for the three months ended March 31, 2021. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Measures” included elsewhere in this prospectus for a reconciliation of the non-GAAP measures to Net Income (Loss).
We believe our returns are enhanced due to our focus on omni-channel grocery-anchored neighborhood shopping centers, which require a lower level of capital expenditures to maintain net operating income, or NOI. Our level of capital expenditures as a percentage of NOI is significantly lower than our public peers. For the three year period 2018-2020, our capital expenditures as a percentage of NOI averaged approximately 19.8%, which is significantly lower than the average capital expenditure as a percentage of NOI of our public peer group of approximately 31%. We believe that our centers require lower capital expenditures as a percentage of NOI for a number of reasons, including our high tenant retention rates, a favorable supply demand dynamic for space in our centers, reduced exposures to tenant categories we believe are more ecommerce-vulnerable such as office supplies, entertainment and electronics, and the smaller average tenant size in our centers.
Our results in the following table demonstrate our consistent record (dollars in thousands):

	Three Months Ended March 31, 2021(1)	Year Ended December 31, 2020(1)	Three Years Ended December 31, 2019(2)
Net income (loss)	$117	$5,462	$(67,569)
Same-Center NOI (decline) growth(3)(4)	(0.9)%	(4.1)%	3.6%
Comparable renewal lease spreads average	8.0%	6.7%	9.5%
Leased occupancy	94.8%	94.7%	94.2%
Core FFO per share growth (decline)(3)	9.3%	(6.2)%	4.8%
(1)Growth or decline is calculated based on the comparable prior year period.
(2)Growth or decline as well as occupancy are calculated as an average over the three year period.
(3)For the three years ended December 31, 2019, represents Same-Center NOI (Adjusted for Transactions). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”
(4)Our Same-Center NOI, Same-Center NOI (Adjusted for Transactions), NOI, and Core FFO referenced above are non-GAAP financial measures. For definitions of Same-Center NOI, Same-Center NOI (Adjusted for Transactions), NOI, and Core FFO, reconciliations of these metrics to net income (loss), the most directly comparable GAAP financial measure, and a statement of why our management believes the presentation of these metrics provides useful information to investors and any additional purposes for which management uses these metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”
Stable, Resilient and Increasing Rents from Adaptive and Diversified Neighbors
Our portfolio demonstrated strong resilience throughout the difficult economic conditions caused by the COVID-19 pandemic. As of March 31, 2021, our portfolio leased occupancy was 94.8%, and 100% of our occupied spaces were open for business. For the month ended March 31, 2021, our foot traffic was 104% of the average monthly levels during the year ended December 31, 2019 according to data provided by Placer.ai. We believe that our portfolio has minimal exposure to distressed retailers as evidenced by the fact that less than 1% of our ABR came from the 15 largest retailers that declared bankruptcy in 2020.
We collected a high percentage of rents and recovery billings from our Neighbors throughout 2020 and had better collection results than any of our public peers, according to JLL. For the three months ended June 30, 2020, for our wholly-owned portfolio and the prorated portion owned through our unconsolidated joint ventures, we initially collected 86% of rents and recovery billings and we have since collected 93% of such amounts for that period. We continue to collect amounts owed for past billing periods. As of June 15, 2021, we have collected 96% of all rent and recovery billings for April 2020 through March 2021. Additionally, as of June 15, 2021, we have collected 98% and 97% in rent and recoveries billed during April and May 2021, respectively. Despite the challenging economic conditions that certain Neighbors experienced throughout 2020 as a result of the COVID-19 pandemic, we granted limited requests for rent deferrals and abatements. As of March 31, 2021, from the beginning of the COVID-19 pandemic in March 2020, we had executed rent abatements totaling less than 2% of portfolio ABR.
We believe that our necessity-based retail strategy, coupled with the successful execution of our capital recycling program in recent years positioned our portfolio to successfully weather the economic downturn in 2020. We began a disciplined capital recycling program in 2017 to improve the overall quality of our portfolio, delever our balance sheet and prepare the Company for an initial public offering. Since 2017, we have sold 45 assets for $442.1 million.
As of December 31, 2020, portfolio leased occupancy declined by only 0.9% to 94.7%, and inline leased occupancy declined by 1.2% to 88.9%, compared to March 31, 2020. Between December 31, 2020 and March 31, 2021, portfolio leased occupancy increased by 0.1% to 94.8% and inline leased occupancy increased by 0.9% to 89.8%. We believe, based upon current leasing activity, that we can increase inline occupancy and total occupancy above current levels. As higher occupancy levels are achieved, we believe that we will be able to accelerate rent growth given a more favorable supply/demand dynamic.
We achieve cash flow stability through geographic, property and Neighbor diversification, as well as lease structure. As of March 31, 2021, our centers are located in 31 states. As of March 31, 2021, no single property contributed more than 1.2% to our ABR, and no single MSA contributed more than 7.2% to our ABR. Our wholly-owned shopping centers and those owned through our institutional joint ventures contained approximately 5,400 occupied spaces as of March 31, 2021. We believe that our necessity-based retail strategy combined with strong geographical and Neighbor diversification limited the effects of state and local stay-at-home and lock down orders during the COVID-19 pandemic. In addition, our management team has successfully operated our business for 30 years through many other difficult economic environments, including the 2001 recession and the 2007-09 financial crisis, gaining experience and significant insight that allow us to effectively manage difficult economic conditions.
We believe the innovative and adaptive nature of our grocery Neighbors allows them to successfully respond to evolving market demands and enhances our portfolio. Our top five Neighbors by ABR are five of the largest grocers in the U.S. by sales volume and their combined total sales represent approximately 60% of the total U.S. grocery market sales of $1.01 trillion in 2020, according to FoodIndustry.com. As a large landlord for a number of our grocery Neighbors, we work closely with them on their adaptive strategies. These Neighbors are well-capitalized and complement their in-store strategy with ecommerce concepts such as home delivery and curbside pickup. We believe our Neighbors’ ability to adapt to changing demand patterns contributed to our resilient foot traffic trends.
Balance Sheet Positioned for External Growth and Investment Grade Rating
Upon completion of this offering, we believe we will be well positioned to grow our portfolio by opportunistically pursuing acquisitions in a disciplined manner, while maintaining an attractive leverage profile and flexible balance sheet.
As of March 31, 2021, we had total debt of approximately $2.0 billion (as adjusted for this offering, inclusive of our prorated portion of debt of shopping centers owned through our unconsolidated joint ventures) and our net loss for the trailing 12-months then ended was $5.6 million. As of March 31, 2021, as adjusted for this offering, our net debt to trailing 12-month Adjusted EBITDAre was 6.0x (5.8x assuming exercise of the underwriters’ overallotment option in full). In addition, as of March 31, 2021 and as adjusted for this offering and the Refinancing, we estimate that we will have $577.0 million of total liquidity comprised of $490.3 million of undrawn capacity under our $500 million revolving credit facility and $86.7 million of cash and cash equivalents. We believe our conservative leverage profile and significant liquidity will compare favorably to our public shopping center REIT peers and will position us to pursue attractive external growth opportunities. We believe that becoming a publicly traded REIT will allow us to access multiple forms of equity and debt capital currently not available to us, further enhancing our financial flexibility and external growth. Approximately 73% of our in-place NOI for the three months ended March 31, 2021 was unencumbered, which we believe provides us with flexibility to refinance our existing debt, either with our existing relationship banks or by accessing the private or public debt capital markets that we anticipate will be available to us as a publicly traded company at attractive levels. We believe that our balance sheet profile provides us with the financial capacity to pursue external growth initiatives in an accretive and prudently capitalized manner. Our net debt, our Adjusted EBITDAre, and our ratio of net debt to EBITDAre referenced above are non-GAAP financial measures. For definitions of net debt and Adjusted EBITDAre, reconciliations of these metrics to total debt and net income (loss), respectively, the most directly comparable GAAP financial measures, and a statement of why our management believes the presentation of these metrics provides useful information to investors and any additional purposes for which management uses these metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” and “—Liquidity and Capital Resources—Financial Leverage Ratios.”
We intend to maintain a strong balance sheet in order to pursue an investment grade credit rating.
Fully-Integrated National Operating Platform Drives Strong Operating Performance
We believe in fully controlling all aspects of owning and operating our shopping centers with PECO employees, who we refer to as associates. We do not employ outside leasing brokers or property managers. Our fully-integrated and internally-managed operating platform had approximately 300 associates located in 20 states across the United States as of March 31, 2021. We believe our strong operating results are due to our locally smart™ operational platform, which allows our associates to gather market intelligence from thousands of Neighbors and other market participants. In addition, due to our extensive operations across the United States, and supporting platform of associates, we believe we have the ability to acquire and integrate shopping centers quickly and deploy capital effectively as opportunities arise. Our diversified merchandising mix of Neighbors and geography provide us with proprietary insights into which retail segments are performing well and which emerging brands are realizing financial success. Our portfolio management team uses these insights to optimize merchandising mix and maximize lease agreement terms. We have twelve associates on our portfolio management team with an average tenure of eleven years with our Company and average industry experience of 17 years.
We believe our leasing team structure is unique, optimizes our relationship with Neighbors, and allows us to create meaningful value across our portfolio. Our in-house leasing team of 30 associates consists of a new lease execution team, a dedicated renewals team, and a national accounts team that is focused exclusively on emerging brands. For the three months ended March 31, 2021, we executed 153 new leases compared to 87 in the prior year period and we achieved comparable leasing spreads of 12.4% for new leases. For the same period, we also renewed 163 leases comprising one million square feet of GLA, at comparable leasing spreads of 8.0%. Our portfolio retention rate with all Neighbors for the three months ended March 31, 2021 was 88.8%, and for the five years ended December 31, 2020, it averaged 86.9%. We believe our strong leasing performance and high retention rates are a result of our strong focus on creating the right merchandising mix for each center and our new lease execution team, dedicated renewals team, and national accounts team.
We have a proven track record of successfully managing institutional capital. Our first institutional fund was raised in 2005. Our three most recent institutional funds include unconsolidated joint ventures with Northwestern Mutual, TPG Real Estate, and CBRE Investors. Our Northwestern Mutual joint venture is a $411 million omni-channel grocery-anchored shopping center venture formed in November 2018 named Grocery Retail Partners I, or GRP I. We currently own 14% of this joint venture. We formed a $250 million equity joint venture with TPG Real Estate in March 2016 named Necessity Retail Partners, or NRP, to invest in omni-channel grocery-anchored shopping centers. We hold a 20% interest in this joint venture. Further, in September 2011, we entered into a $100 million equity joint venture with a group of international institutional investors advised by CBRE Investors. We served as general partner and held a 54% interest in this joint venture, which has since been realized. We generated a 16.1% internal rate of return in the CBRE joint venture. Our Northwestern Mutual and TPG Real Estate ventures are still active and have not been fully realized. We currently expect them to meet their targeted returns.
We have made meaningful investments in technology to enhance our operating capabilities and investment decisions. Our technology initiatives have been recognized through numerous industry awards including awards from ComSpark, MRI Software and Realcomm. Some of the tools that we employ include advanced machine learning, robotic process automation, and a Neighbor service portal. In machine learning, we are developing algorithms using internal proprietary data and third-party data sources. The four areas we are currently focused on are Neighbor credit, rent prediction, grocer health and optimal merchandising mix. We use Robotic Process Automation to perform repetitive tasks and to reduce labor costs. Our Neighbor service platform, which we refer to as DashComm®, is a proprietary Neighbor platform to improve how we deliver Neighbor-facing customer service. Over the last five years, we have invested over $43.3 million in technology initiatives. Our investments in technology enabled us to seamlessly transition our workforce to a remote work environment during the pandemic.
We believe our technology investments have enhanced our investment and asset management processes. We have developed the PECO Power ScoreTM, a proprietary asset evaluation algorithm created to analyze thousands of data points to better understand which variables correlate with, and contribute to, strong center performance. The PECO Power ScoreTM is comprised of 45 variables, including grocer sales per square foot, percentage of trade area population with a bachelor’s degree, center age, percent of GLA in multi-Neighbor units, grocer credit rating, and three-mile population growth. We believe the PECO Power ScoreTM provides a data-based score of the strength and quality of a grocery-anchored shopping center. As such, we believe the PECO Power ScoreTM is a critical metric for our transaction team in assessing the quality of potential shopping center acquisitions and to our portfolio management team in measuring the performance of our assets. We believe this disciplined data driven approach to evaluating assets contributes to sector leading operating performance and cash flow growth.
We have also created a qualitative model to assess the stability of a grocery anchor. The Grocery Occupancy Longevity Dynamics score, or GOLD ScoreTM, was created to better assess the health and stability of our grocery anchors. Utilizing our 30 year track record with grocery partners, we assess hundreds of variables to determine which variables have the highest impact on the longevity of a grocery Neighbor at a particular shopping center. The GOLD ScoreTM is back-tested and adjusted annually.
Experienced and Aligned Management Team
We believe our executive management team has strong insight and operating acumen developed from over 30 years of successfully operating grocery-anchored centers and creating value through prudent balance sheet management. Our Chief Executive Officer, Jeffrey S. Edison, co-founded Phillips Edison Limited Partnership in 1991, starting with a single grocery-anchored shopping center that we still own today. Since that time, Mr. Edison has overseen the acquisition of assets having an aggregate value of approximately $6.8 billion, of which the majority were grocery-anchored shopping centers. In addition, our five member executive management team has extensive real estate experience with an average of 27 years in real estate related roles and an average tenure of 14 years with the Company. In addition to our executive management team, our next most senior executives are our Senior Vice Presidents who are responsible for running each business unit, such as Accounting, Leasing, Property Management, and Portfolio Management. As of March 31, 2021 we had eleven Senior Vice Presidents with an average of 19 years of real estate industry experience and an average tenure of nine years with our Company. We benefit from the significant experience of our management team and its ability to effectively navigate changing market conditions in order to achieve sustained growth. In addition, we believe the interests of our executive management team are strongly aligned with our stockholders. As of the completion of this offering, we expect our executive management team to collectively own approximately 7.5% of our outstanding common stock and OP units on a fully diluted basis, which represents $263.4 million of value at the public offering price of $28.00 per share.
Business Objectives and Growth Strategies
Our primary objective is to provide attractive risk-adjusted returns for our stockholders by executing on internal and external business and growth initiatives, which include:
Driving NOI Growth from Re-Leasing Below Market Rents
We seek to increase NOI at our centers by maximizing rental rates and attracting high quality retailers while improving the merchandising mix and credit profile of our rental revenue. As of March 31, 2021, for our wholly-owned portfolio, we have a total of 416 leases expiring in 2021, representing 1.6 million square feet of GLA. While we cannot predict what rental rates we will achieve in 2021 as we renew or replace these expiring leases, the comparable rent spread of new leases signed during 2020 was 8.2%, and the comparable rent spread for lease renewals and options was 6.7% for the year ended December 31, 2020. The comparable rent spread of new leases signed was 12.4% and the comparable rent spread for lease renewals and options was 8.0% for the three months ended March 31, 2021.
Recent leasing activity has been strong. During the three months ended March 31, 2021, we executed 316 new and renewal leases totaling 1.4 million square feet. This compares to our average quarterly leasing results for the three-year period ended December 31, 2019, the last period prior to the onset of the COVID-19 pandemic, of 195 executed leases per quarter, representing 0.9 million square feet per quarter.

Lease-up Vacant Space to Drive Occupancy and NOI
We intend to increase the percentage of leased space at our centers to drive additional cash flow and NOI. Our national footprint of experienced leasing professionals is dedicated to (i) increasing occupancy, (ii) creating the optimal merchandising mix, (iii) maximizing rental income, and (iv) executing leases with annual contractual rent increases. As of March 31, 2021, our anchor space is 97.3% leased and our inline space is 89.8% leased, as compared to 98.0% and 90.2%, respectively, in the period ended December 31, 2019, the last period prior to the onset of the COVID-19 pandemic. We believe, based upon current leasing activity, that we can increase inline occupancy and total occupancy above current levels. As higher occupancy levels are achieved, we believe that we will be able to accelerate rent growth given a more favorable supply/demand dynamic. Demand for our well-located omni-channel grocery-anchored retail space increased during the third and fourth quarters of 2020 and was approaching 2019 leasing levels. For the three months ended March 31, 2021, we leased 1.4 million square feet, which represented a 29% increase over the prior year period and a 43% increase compared to the three months ended March 31, 2019. Our leased occupancy levels prior to the onset of the COVID-19 pandemic coupled with our current leasing demand and pipeline position us well to further increase our occupancy rate.
Selectively Acquire Omni-Channel Grocery-Anchored Shopping Centers
We intend to selectively acquire omni-channel grocery-anchored shopping centers with attractive yields in markets that support our necessity-based retail strategy. We focus on acquisitions in our targeted markets that have capitalization rates that we believe are generally 50-100 bps higher than those observed in primary markets. We have a dedicated transactions team of six professionals with an average of 12 years of real estate transaction experience and a 10-year average tenure at our Company that is responsible for executing all of our acquisitions and dispositions. In considering and evaluating potential acquisition opportunities, and to augment our seasoned acquisition team, we employ our proprietary underwriting methodology, which includes the use of the PECO Power ScoreTM, to assess shopping center attributes and projected returns. We believe that we maintain a competitive advantage in acquiring centers given the scale of our business and the experience of our team. We maintain a network of thousands of retailers, real estate brokers, and other market participants which gives us unique insight into new and highly desirable acquisition opportunities. We are often sought out as a preferred buyer of shopping centers due to our track record and reputation in our markets. For the 7-year period 2012-2018, we acquired 280 assets for a total of $4.7 billion, an average of 40 assets for $670 million per year. For the three year period 2018-2020, we were the largest acquiror of grocery-anchored neighborhood centers among our public peers, according to JLL. We believe that there is a large acquisition opportunity set for us and that there are approximately 5,800 shopping centers anchored by the #1 or #2 grocer by sales with our target demographic profile that we view as potential acquisition candidates for us.
Execute Redevelopment Opportunities
Our team of seasoned professionals identifies opportunities to unlock additional value at our centers through investments in our redevelopment program. Our strategies primarily consist of outparcel development, footprint reconfiguration, anchor repositioning, and anchor expansion. Our capital expenditures were prioritized in 2020 to support new leasing activity due to the impact from the COVID-19 pandemic. In more normal operating environments, we look for redevelopment opportunities to increase the overall yield and value of our centers, which we believe will allow us to generate higher returns for our stockholders while creating exceptional omni-channel grocery-anchored shopping center experiences. Our underwritten incremental unlevered yields on redevelopment projects are expected to range between 9% - 11%. Our current in process projects represent an estimated total investment of $35.1 million, and the total underwritten incremental unlevered yield range on this estimated investment is expected to be between 9.5% - 10.5%. Actual incremental yields may vary from our underwritten incremental yield range based on the actual total cost to complete a project and its actual incremental annual NOI at stabilization. Our average net investment per redevelopment project is between $2 and $3 million. We believe the small average size of our redevelopment projects is a positive, as our risk in this activity is well-diversified.
Capitalize on Favorable Macroeconomic Trends
We believe there are a number of macroeconomic trends that are positive for the growth potential of our shopping centers including the population trends in Sun Belt states, the population shift from urban to non-urban communities, the increase in work from home initiatives, the importance of last mile delivery, the increase in “shop local” trends, and Neighbors relocating from malls to open air shopping centers.
The Sun Belt region has experienced significant growth in population. Between 2000 and 2020, Sun Belt states increased their collective population by 28 million people, which represented 56% of all U.S. population growth, according to the U.S. Census Bureau. Sun Belt states represent 40% of the U.S. population as of 2020, an increase from 37% in 2000. Approximately 49% of our portfolio ABR is located in Sun Belt states. We believe we benefit from increased demand resulting from the Sun Belt’s increased percentage of the total population.
The net population flow out of U.S. urban neighborhoods and into non-urban neighborhoods doubled in the period between March and September 2020 as compared to the average for the same months in 2017 through 2019, according to the Federal Reserve Bank of Cleveland. We believe our suburban focus is well-positioned to capture additional growth from such trends.
We believe the increase in work from home initiatives across the United States will increase the growth potential of our shopping centers. We believe customers spending more time at home are more likely to visit our suburban stores.
We believe consumers increasingly prefer to “shop local” rather than purchase products from large retailers. We believe local stores create vibrant communities with unique businesses and strong neighborhood social bonds. We believe our inline Neighbors are representative of many of the “shop local” qualities that our customers demand.
We believe the COVID-19 pandemic has generated and, in some cases, accelerated the migration of retailers from malls to open air shopping centers. Retailers cite a number of reasons for this trend, including changing lifestyles, a customer preference for open air environments due to the pandemic, cost savings and getting closer to the customer. We have executed leases with retailers, including Lenscrafters, Panda Express, Pearle Vision, and Shoe Sensation, which we believe are following this trend.

Corporate Governance Profile
We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure that we expect to be in effect upon the completion of this offering include the following:
•our Board will not be classified and each of our directors will be subject to election annually, and our charter will provide that we may not elect to be subject to the provision of the MGCL that would permit us to classify our Board, unless we receive prior approval from stockholders;
•we have fully independent audit, compensation and nominating and corporate governance committees;
•at least one of our directors qualifies as an “audit committee financial expert” by applicable SEC regulations and all members of the Audit Committee are financially literate in accordance with the Nasdaq listing standards;
•we have opted out of the business combination and control share acquisition statutes in the MGCL;
•we will not have a stockholder rights plan, and we will not adopt a stockholder rights plan in the future without (i) the approval of our stockholders or (ii) seeking ratification from our stockholders within 12 months of adoption of the plan if the Board determines, in the exercise of its duties under applicable law, that it is in our best interest to adopt a rights plan without the delay of seeking prior stockholder approval;
•none of our directors or stockholders (or their respective designees) will have the right to be nominated to the Board;
•we will have adopted a stock ownership policy that requires each non-employee director, the chief executive officer and each other named executive officer to own a certain amount of specified equity interests in the Company;
•the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for certain claims;
•our bylaws will provide that our stockholders may alter or repeal any provision of our bylaws and adopt new bylaws if any such alteration, repeal or adoption is approved by the affirmative vote of a majority of the votes entitled to be cast on the matter; and
•while holders of OP units have certain approval rights, including with respect to a change of control transaction, we are required to vote the full number of OP units that we own in any such vote in the same proportion as votes cast by our stockholders at a stockholders meeting relating to such transaction. After giving effect to this offering, we would have directly or indirectly controlled 89.2% of the OP units as of June 30, 2021.
Recapitalization and Structure of Our Company
Recapitalization
Our stockholders approved an amendment to our charter, or Articles of Amendment, that effected a change of each share of our common stock outstanding at the time the amendment became effective into one share of a newly created class of Class B common stock, which we refer to as the “Recapitalization.” The Articles of Amendment became effective upon filing with, and acceptance by, the SDAT on July 2, 2021. Upon the six-month anniversary of the listing of our common stock for trading on a national securities exchange or such earlier date or dates as approved by our Board with respect to all or any portion of the outstanding shares of our Class B common stock, each share of our Class B common stock will automatically, and without any stockholder action, convert into one share of our listed common stock. In all other respects, our Class B common stock has identical preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption as our common stock offered in this offering.
See “Recapitalization” for more information.
Reverse Stock Split
We effected a one-for-three reverse stock split effective on July 2, 2021. In addition, we effected a corresponding reverse split of the OP units. As a result of the reverse stock and OP unit split, every three shares of our common stock and OP units were automatically combined and converted into one issued and outstanding share of common stock or OP unit, as applicable, rounded to the nearest 1/100th share or OP unit. The reverse stock and OP unit splits impacted all common stock and OP units proportionately and had no impact on any stockholder’s or limited partner’s percentage ownership of all issued and outstanding common stock or OP units. Unless otherwise indicated, the information in this prospectus gives effect to the reverse stock and OP unit splits.
Our Operating Partnership
Substantially all of our business is conducted through the Operating Partnership. We will contribute the net proceeds received by us from this offering to the Operating Partnership in exchange for OP units. Our interest in the Operating Partnership generally entitles us to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to our percentage ownership. Through our wholly-owned subsidiary, Phillips Edison Grocery Center OP GP I LLC, the sole general partner of the Operating Partnership, we generally have the exclusive power under the partnership agreement to manage and conduct the business and affairs of the Operating Partnership, subject to certain limited approval and voting rights of the limited partners. After giving effect to this offering, we would have directly or indirectly controlled 89.2% of the OP units as of June 30, 2021.
Beginning on and after the date that is one year after the issuance of OP units to a limited partner, such limited partner has the right to require the Operating Partnership to redeem part or all of such OP units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the redemption, or, at our election, shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Capital Stock—Restrictions on Ownership and

Transfer.” Each redemption of OP units will increase our percentage ownership interest in the Operating Partnership and our share of its cash distributions and profits and losses. See “The Operating Partnership and the Partnership Agreement” for more information.
Our Structure
The following chart sets forth information about our Company, the Operating Partnership, and certain related parties upon completion of the Recapitalization and this offering. Ownership percentages below assume that the underwriters’ option to purchase additional shares of our common stock to cover overallotments, if any, is not exercised and include the Listing Equity Grants, as defined below.

Directors, Executive Officers and Employees
New Public Stockholders in this Offering
Continuing Public Stockholders and Limited Partners
0.62%(1)
15.30%
84.08%
Phillips Edison & Company, Inc.
7.22%(2)
Phillips Edison Grocery Center OP GP I LLC
88.24%
4.54%(2)
<0.01%
Phillips Edison Grocery Center Operating Partnership I, L.P.
Property Owning Entities and Other Subsidiaries
Phillips Edison Grocery TRS, Inc.

__________
(1)Includes 467,075 shares of unvested restricted stock and stock underlying unvested time-based restricted stock units. Excludes (i) 4,903,530 shares of our common stock available for future issuance under our 2020 Omnibus Incentive Plan and (ii) 218,421 shares of stock underlying unvested performance-based restricted stock units (such number of shares assumes that we issue shares of common stock underlying such unvested performance-based awards at maximum levels for the performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of shares issued under those plans could be less than the amount reflected above).
(2)Includes (i) 1,000,000 OP units we expect to issue to settle the earn-out we entered into in connection with the PELP Transaction and (ii) 438,833 unvested time-based LTIP units. Excludes (x) up to 666,667 additional OP units we may issue to settle the earn-out we entered into in connection with the PELP Transaction and (y) 1,073,869 unvested performance-based LTIP units (such number of OP units assumes that such unvested performance-based awards vest at maximum levels for the performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of OP units which vest under those awards could be less than the amount reflected above). See “Sensitivity Analysis.” OP units are redeemable for cash or, at our election, shares of our common stock on a one-for-one basis, subject to adjustment in certain circumstances. For purposes of the foregoing, LTIP units are long-term equity incentive awards in the form of Class B or Class C limited partnership units of the Operating Partnership that vest over time or based on performance. Upon the occurrence of certain events described in the Operating Partnership’s partnership agreement, Class B or Class C units may convert into an equal number of OP units.
Benefits to Related Parties
Upon completion of this offering, certain of our directors, executive officers, and associates are expected to receive material benefits, including the following:

Earn-out
As described in “Certain Relationships and Related Transactions—PELP Transaction Contribution Agreement,” the PELP Contribution Agreement establishes an earn-out structure by which the contributors have the right to receive a minimum of 1,000,000 and a maximum of 1,666,667 OP units as contingent consideration if a liquidity event, including the approval and listing for trading of our common stock on a national securities exchange, is successfully achieved by the Company by December 31, 2021. Mr. Edison, our Chairman and Chief Executive Officer; Mr. Murphy, our President; and Mr. Myers, our Chief Operating Officer, are expected to receive 47.2%, 8.1%, and 1.1%, respectively, of the OP units awarded pursuant to the PELP Contribution Agreement. See “Sensitivity Analysis.”
Public Listing Grants
In connection with this offering, the Board has authorized the Company to grant LTIP units and/or restricted stock units, or RSUs, to certain of our associates, including our named executive officers, and restricted stock awards to certain of our directors, or the Listing Equity Grants. The Listing Equity Grants will be subject to and become effective upon the listing of our common stock on Nasdaq.
The awards that we intend to grant to our associates, including our named executive officers, include, in the aggregate, an estimated 484,061 RSUs and LTIP units, and will vest as to 50% of the award on the eighteen month anniversary of the date of grant and 50% of the award on the thirty-six month anniversary of the date of grant (or, in the case of Mr. Murphy, 50% of the award on the eighteen month anniversary of the date of grant and 50% of the award on December 31, 2023), subject to the grantee’s continued employment through the applicable vesting date. Of these awards, the awards to be granted to Messrs. Edison, Murphy, Myers and Caulfield and Ms. Brady represent 99,153, 73,729, 53,390, 33,898 and 33,898 RSUs and/or LTIP units, respectively. Restricted stock awards granted to each of our directors, other than Mr. Edison, represent 23,729 shares of restricted stock. See “Director Compensation—Director Listing Grants” and “Executive Compensation Tables—Listing Equity Grants”.
Our Tax Status
We elected to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2010. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we make distributions each taxable year equal to at least 90% of our taxable income (excluding capital gains and computed without regard to the dividends paid deduction). See “Federal Income Tax Considerations.”
Distribution Policy
We intend to make a distribution to holders of our common stock offered in this offering, when, as and if authorized by our Board, out of legally-available funds based on a distribution rate of $0.085 per share of common stock beginning the first month following this offering. On an annualized basis, this would be $1.02 per share of common stock, or an annualized distribution rate of approximately 3.6% based on the public offering price of $28.00 per share. We intend to maintain this distribution rate for the 12 months following the completion of this offering unless our results of operations; funds from operations, or FFO; Core FFO; adjusted FFO, or Adjusted FFO; liquidity; cash flows; financial condition or prospects, economic conditions or other factors differ materially from the assumptions used in projecting our distribution rate. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Defined Terms” for more information regarding FFO, Core FFO, and Adjusted FFO. We intend to make distributions that will enable us to meet the distribution requirements applicable to REITs and to eliminate or minimize our obligation to pay corporate-level federal income and excise taxes. We do not intend to reduce the expected distribution per share if the underwriters’ option to purchase additional shares to cover overallotments, if any, is exercised.
Any distributions will be at the sole discretion of our Board, and their form, timing and amount will depend upon a number of factors, including our actual and projected results of operations; FFO; Core FFO; Adjusted FFO; liquidity; cash flows and financial condition; the revenue we actually receive from our shopping centers; our operating expenses; our debt service requirements; our capital expenditures; prohibitions and other limitations under our financing arrangements; our REIT taxable income; the annual REIT distribution requirements; applicable law and such other factors as our Board deems relevant.
Restrictions on Ownership and Transfer of Our Common Stock
Our charter contains restrictions on the ownership and transfer of our common stock, preferred stock, and other capital stock that are intended to assist us in maintaining our qualification for taxation as a REIT for U.S. federal income tax purposes. The relevant sections of our charter provide that, subject to limited exceptions, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code of 1986, as amended, or the Code, more than 9.8% (by value or by number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of our common stock, or more than 9.8% of the value of our outstanding capital stock. We refer to these restrictions as the “common stock ownership limit” and the “aggregate stock ownership limit,” respectively. Our Board, in its sole discretion, may exempt (prospectively or retroactively) a person or entity from the aggregate stock ownership limit and the common stock ownership limit, as the case may be, and may establish or increase an excepted holder limit for such person if certain conditions are satisfied. The foregoing restrictions on the ownership and transfer will not apply if the Board determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on beneficial ownership, constructive ownership and transfers of shares of capital stock is no longer required in order for us to qualify as a REIT. Such restrictions may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Corporate Information
Phillips Edison & Company, Inc. was formed as a Maryland corporation in October 2009. Our principal executive office is located at 11501 Northlake Drive, Cincinnati, Ohio 45249. Our telephone number is (513) 554-1110. We maintain a website at http://www.phillipsedison.com. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus.
Summary of Risk Factors
An investment in our common stock involves risks. You should carefully consider the risks discussed below and described more fully along with other risks in the “Risk Factors” section beginning on page 16 of this prospectus for factors you should consider before investing in shares of our common stock.
Risks Related to Our Business and Operations
•Our revenues and cash flows will be affected by the success and economic viability of our anchor Neighbors.
•A significant percentage of our revenues is derived from non-anchor Neighbors, and our net income and ability to make distributions to stockholders may be adversely affected if these Neighbors are not successful.
•The ongoing COVID-19 pandemic has had, and is expected to continue to have, a negative effect on our and our Neighbors’ businesses, financial condition, results of operations, cash flows, and liquidity.
•Long-term leases with our Neighbors may not result in fair value over time.
•We may be unable to sell shopping centers when desired, at an attractive price, or at all, and the sale of a shopping center could cause significant tax payments.
•We face competition and other risks in pursuing acquisition opportunities that could increase the cost of such acquisitions and/or limit our ability to grow, and we may not be able to generate expected returns or successfully integrate completed acquisitions into our existing operations.
•We share ownership of our unconsolidated joint ventures and do not have exclusive decision-making power, and as such, we are unable to ensure that our objectives will be pursued.
•Our real estate assets may decline in value and be subject to significant impairment losses, which may reduce our net income.
•We actively reinvest in our portfolio in the form of development and redevelopment projects, which have inherent risks that could adversely affect our financial condition, cash flows and results of operations.
•The continued shift in retail sales towards ecommerce may adversely affect our financial condition, cash flows and results of operations.
•Actual incremental yields for our development and redevelopment projects may vary from our underwritten incremental yield range.
Risks Related to Our Indebtedness and Liquidity
•We have substantial indebtedness and may need to incur additional indebtedness in the future, which could adversely affect our business, financial condition and ability to make distributions to our stockholders
Risks Related to Our Corporate Structure and Organization
•We and the Operating Partnership entered into tax protection agreements with certain protected partners, which may limit the Operating Partnership’s ability to sell or otherwise dispose of certain shopping centers and may require the Operating Partnership to maintain certain debt levels that otherwise would not be required to operate its business.
Risks Related to Our REIT Status and Other Tax Risks
•Failure to qualify as a REIT would cause us to be taxed as a regular C corporation, which would substantially reduce funds available for distributions to stockholders.
•If the Operating Partnership fails to qualify as a partnership for U.S. federal income tax purposes, we would fail to qualify as a REIT and would suffer adverse consequences.
•Complying with REIT requirements may cause us to forgo otherwise attractive opportunities or liquidate otherwise attractive investments.
Risks Related to Business Continuity
•We and our Neighbors face risks relating to cybersecurity attacks, which could cause loss of confidential information and other disruptions to business operations, and compliance with new laws and regulations regarding cybersecurity and privacy may result in substantial costs and may decrease cash available for distributions.
Risks Related to this Offering
•The estimated value per share, or EVPS, of our common stock is based on a number of assumptions that may not be accurate or complete and may not reflect the price at which shares of our common stock will trade when listed on a national securities exchange or the price a third party would pay to acquire us.
•The market price and trading volume of shares of our common stock may be volatile.

•Because we have a large number of stockholders and shares of our common stock have not been listed on a national securities exchange prior to this offering, there may be significant pent-up demand to sell shares of our common stock. Significant sales of shares of our common stock, or the perception that significant sales of such shares could occur, may cause the price of shares of our common stock to decline significantly.
•Although shares of our Class B common stock will not be listed on a national securities exchange following the closing of this offering, sales of such shares or the perception that such sales could occur could have a material adverse effect on the per share trading price of shares of our common stock.
The Offering

Common stock offered by us	17,000,000 shares (or 19,550,000 shares if the underwriters exercise in full their option to purchase additional shares)
Total common stock (including Class B common stock) to be outstanding upon completion of this offering(1)(2)	111,106,592 shares
Common stock(1)	17,467,075 shares
Class B common stock(2)	93,639,517 shares
Total common stock (including Class B common stock) and OP units to be outstanding upon completion of this offering(1)(2)(3)	111,106,592 shares and 14,806,383 OP units
Conversion rights	Upon the six-month anniversary of the listing of our common stock for trading on a national securities exchange or such earlier date or dates as approved by our Board with respect to all or any portion of the outstanding shares of our Class B common stock, each share of our Class B common stock will automatically, and without any stockholder action, convert into one share of our listed common stock.
Dividend rights	Our listed common stock and our Class B common stock will share equally in any dividends authorized by our Board and declared by us.
Voting rights	Each share of our listed common stock and each share of our Class B common stock will entitle its holder to one vote per share.
Use of proceeds
We will use the net proceeds from the offering to pay off our $375 million unsecured term loan, fund external growth with property acquisitions, and fund other general corporate uses. See “Use of Proceeds.”

Risk factors
Investing in our common stock involves risks. Before you invest in our common stock, you should carefully consider the risk factors set forth under the heading “Risk Factors” beginning on page 16, together with all of the other information included in this prospectus.

Nasdaq symbol	“PECO”
(1)As of June 30, 2021. Includes 467,075 shares of unvested restricted stock and stock underlying unvested time-based restricted stock units, including the Listing Equity Grants. Excludes (i) up to 2,550,000 shares of our common stock that may be issued by us upon exercise of the underwriters’ overallotment option, (ii) 4,903,530 shares of our common stock available for future issuance under our 2020 Omnibus Incentive Plan, (iii) 218,421 shares of stock underlying unvested performance-based restricted stock units (such number of shares assumes that we issue shares of common stock underlying such unvested performance-based awards at maximum levels for the performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of shares issued under those plans could be less than the amount reflected above), and (iv) shares of common stock that may be acquired by redeeming OP units.
(2)As of June 30, 2021.
(3)As of June 30, 2021. Includes (i) 1,000,000 OP units we expect to settle the earn-out we entered into in connection with the PELP Transaction and (ii) 438,833 unvested time-based LTIP units, including the Listing Equity Grants. Excludes (x) OP units held directly or indirectly by PECO, (y) up to 666,667 additional OP units we may issue to settle the earn-out we entered into in connection with the PELP Transaction, and (z) 1,073,869 unvested performance-based LTIP units (such number of OP units assumes that such unvested performance-based awards vest at maximum levels for the performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of OP units which vest under those awards could be less than the amount reflected above). See “Sensitivity Analysis.” OP units are redeemable for cash or, at our election, shares of our common stock on a one-for-one basis, subject to adjustment in certain circumstances. For purposes of the foregoing, LTIP units are long-term equity incentive awards in the form of Class B or Class C limited partnership units of the Operating Partnership, that vest over time or based on performance. Upon the occurrence of certain events described in the Operating Partnership’s partnership agreement, Class B or Class C units may convert into an equal number of OP units.

Summary Selected Consolidated Financial and Other Data
Our consolidated balance sheet data as of December 31, 2020 and 2019 and consolidated operating data for the years ended December 31, 2020, 2019, and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated balance sheet data as of December 31, 2018 has been derived from our consolidated financial statements not included in this prospectus. The below information also includes our unaudited consolidated balance sheet data as of March 31, 2021 and our unaudited consolidated operating data for the three months ended March 31, 2021 and 2020, which have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated balance sheet data as of March 31, 2020 has been derived from our unaudited consolidated financial statements not included in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited financial statements and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information contained in those statements. Our consolidated financial data included below and set forth elsewhere in this prospectus are not necessarily indicative of our future performance.
You should read the following summary selected consolidated financial and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
(in thousands, except per share amounts)	2021	2020	2020	2019	2018
Operating Data:
Total revenues	$130,381	$131,523	$498,017	$536,706	$430,392
Property operating expenses	22,202	21,762	87,490	90,900	77,209
Real estate tax expenses	16,573	17,112	67,016	70,164	55,335
General and administrative expenses	9,341	10,740	41,383	48,525	50,412
Impairment of real estate assets	5,000	—	2,423	87,393	40,782
Interest expense, net	20,063	22,775	85,303	103,174	72,642
Net income (loss)	117	11,199	5,462	(72,826)	46,975
Net income (loss) attributable to stockholders	103	9,769	4,772	(63,532)	39,138
Per Share Data:
Net income (loss) per share - basic	$0.00	$0.10	$0.05	$(0.67)	$0.60
Net income (loss) per share - diluted	$0.00	$0.10	$0.05	$(0.67)	$0.59
Common stock distributions declared per share	$0.255	$0.503	$0.588	$2.010	$2.010
Weighted-average shares outstanding - basic	93,490	96,652	96,760	94,636	65,534
Weighted-average shares outstanding - diluted	106,995	111,076	111,156	109,039	80,456
Balance Sheet Data:
Total investment in real estate assets	$5,260,013	$5,256,532	$5,295,137	$5,257,999	$5,380,344
Cash and cash equivalents	20,258	36,532	104,296	17,820	16,791
Total assets	4,566,601	4,767,012	4,678,563	4,828,195	5,163,477
Debt obligations, net	2,276,972	2,356,401	2,292,605	2,354,099	2,438,826
Other Operational Data:(1)
NOI	$87,079	$87,936	$332,023	$355,796	$272,450
FFO attributable to stockholders and convertible noncontrolling interests	44,980	68,247	221,681	217,010	156,222
Core FFO	63,558	60,242	220,407	230,866	176,126
Adjusted FFO	56,879	52,820	187,613	189,330	130,770
(1)For definitions of these metrics, reconciliations of these metrics to the most directly comparable GAAP financial measure and a statement of why our management believes the presentation of these metrics provides useful information to investors and any additional purposes for which management uses these metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”

RISK FACTORS
Investing in our common stock involves risks. Before you invest in our common stock, you should carefully consider the risk factors below, together with all of the other information included in this prospectus. If any of the risks discussed in this prospectus were to occur, our business, financial condition, cash flows, results of operations, liquidity and prospects, and our ability to service our debt and make distributions to our stockholders could be materially and adversely affected, the market price of our common stock could decline significantly and you could lose all or part of your investment in our common stock. In the below risk factors, we refer to our tenants as “Neighbors” and our employees as “associates.” Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See the section titled “Cautionary Statement Concerning Forward Looking Statements.”

RISKS RELATED TO OUR BUSINESS AND OPERATIONS
Our revenues and cash flows will be affected by the success and economic viability of our anchor Neighbors.
Anchor Neighbors (a Neighbor occupying 10,000 or more square feet) occupy large stores in our shopping centers, pay a significant portion of the total rent at a property, and contribute to the success of other Neighbors by attracting shoppers to the property. Our revenues and cash flows may be adversely affected by the loss of revenues and additional costs in the event a significant anchor Neighbor: (i) becomes bankrupt or insolvent; (ii) experiences a downturn in its business; (iii) defaults on its lease; (iv) decides not to renew its lease as it expires; (v) renews its lease at lower rental rates and/or requires tenant improvements; or (vi) renews its lease but reduces its store size, which results in down-time and additional tenant improvement costs to us to re-lease the space. Some anchors have the right to vacate their space and may prevent us from re-tenanting by continuing to comply and pay rent in accordance with their lease agreement. Vacated anchor space, including space owned by the anchor, can reduce rental revenues generated by the shopping center in other spaces because of the loss of the departed anchor’s customer-drawing power. In the event that we are unable to re-lease the vacated space to a new anchor Neighbor in such situations, we may incur additional expenses in order to re-model the space to be able to re-lease the space to more than one Neighbor.
If a significant Neighbor vacates a property, co-tenancy clauses in select lease contracts may allow other Neighbors to modify or terminate their rent or lease obligations. Co-tenancy clauses have several variants: (i) they may allow a Neighbor to postpone a store opening if certain other Neighbors fail to open their stores; (ii) they may allow a Neighbor to close its store prior to lease expiration if another Neighbor closes its store prior to lease expiration; or (iii) they may allow a Neighbor to pay reduced levels of rent until a certain number of Neighbors open their stores within the same shopping center.
The leases of some anchor Neighbors may permit the anchor Neighbor to transfer its lease to another retailer. The transfer to a new anchor Neighbor could cause customer traffic in the retail center to decrease and thereby reduce the income generated by that retail center. A lease transfer to a new anchor Neighbor could also allow other Neighbors to make reduced rental payments or to terminate their leases.
A significant percentage of our revenues is derived from non-anchor Neighbors, and our net income and ability to make distributions to stockholders may be adversely affected if these Neighbors are not successful.
A significant percentage of our revenues is derived from non-anchor Neighbors, some of which may be more vulnerable to negative economic conditions as they typically have more limited resources than anchor Neighbors. Significant Neighbor distress across our portfolio could adversely affect our financial condition, results of operations and cash flows, and our ability to service our debt and make distributions to our stockholders. A property may incur vacancies either by the expiration of a Neighbor lease, the continued default of a Neighbor under its lease, or the early termination of a lease by a Neighbor. In order to maintain occupancy, we may have to offer inducements, such as free rent and tenant improvements, to compete for the right type or mix of non-anchor Neighbors in our shopping centers. In addition, if we are unable to attract additional or replacement Neighbors, the resale value of the property could be diminished, even below our acquisition cost, because the market value of a particular property depends principally upon the value of the cash flows generated by the leases associated with that property.
We face considerable competition in the leasing market and may be unable to renew leases or re-lease space as leases expire. Consequently, we may be required to make rent or other concessions and/or incur significant capital expenditures to retain and attract Neighbors, which could adversely affect our financial condition, cash flows and results of operations.
There are numerous shopping venues, including other shopping centers and ecommerce, that compete with our portfolio in attracting and retaining retailers. This competition may hinder our ability to attract and retain Neighbors, leading to increased vacancy rates, reduced rents, and/or increased capital investments. For leases that renew, rental rates upon renewal may be lower than current rates. For those leases that do not renew, we may not be able to promptly re-lease the space on favorable terms or with reasonable capital investments, or at all. In these situations, our financial condition, cash flows and results of operations could be adversely affected. See “Our Business and Properties – Our Properties” of this prospectus for information regarding scheduled lease expirations subsequent to March 31, 2021 and see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” of this prospectus for information regarding the lease renewals and the ABR of new leases signed during the three months ended March 31, 2021 and during 2020.
We may be unable to collect balances due from Neighbors in bankruptcy.
The bankruptcy or insolvency of a significant Neighbor or a number of smaller Neighbors may adversely affect our financial condition, cash flows and results of operations, and our ability to pay distributions to our stockholders. Generally, under bankruptcy law, a debtor Neighbor has the legal right to reject any or all of their leases and close related stores. If the Neighbor rejects the lease, we will have a claim against the Neighbor’s bankruptcy estate. Although rent owing for the period between filing for bankruptcy and rejection of the lease may be afforded administrative expense priority and paid in full, pre-bankruptcy arrears and amounts owing under the remaining term of the lease will be afforded general unsecured claim status (absent collateral securing the claim). General unsecured claims are the last claims paid in a bankruptcy, and, therefore, funds may not be available to pay such claims in full. Moreover, amounts owing under the remaining term of the lease will be capped. As a result, it is likely that we would recover substantially less than the full value of any unsecured claims we hold. Additionally, we may incur significant expense to recover our claim and to re-lease the vacated space. In the event that a Neighbor with a significant number of leases in our shopping centers files bankruptcy and rejects its leases, we may experience a significant reduction in our revenues and may not be able to collect all pre-petition amounts owed by the bankrupt Neighbor. As of March 31, 2021, several Neighbors were in bankruptcy proceedings and continued to occupy space in our centers without us having received notice that their leases have been assumed or rejected, representing an exposure of approximately 1% of portfolio ABR.
The ongoing COVID-19 pandemic has had, and is expected to continue to have, a negative effect on our and our Neighbors’ businesses, financial condition, results of operations, cash flows, and liquidity.
In March 2020, the World Health Organization declared COVID-19 a global pandemic. The COVID-19 pandemic has caused, and is expected to continue to cause, significant disruptions to the United States and global economy and has contributed to significant volatility and negative pressure in financial markets. The global impact of the outbreak is continually evolving and, as additional cases of the virus are identified, many countries, including the United States, reacted by instituting quarantines, restrictions on travel, and/or mandatory closures of businesses. Certain states and cities, including where our properties are located, also reacted by instituting quarantines, restrictions on travel, “shelter-in-place” or “stay-at-home” rules, restrictions on types of businesses that may continue to operate, and/or restrictions on the types of construction projects that may continue. In May 2020, many state and local governments began lifting, in whole or in part, the “stay-at-home” mandates, effectively removing or lessening the limitations on travel and allowing many businesses to reopen in full or limited capacity.
The COVID-19 pandemic has impacted our business and financial performance, and we expect this impact to continue. Our retail and service-based Neighbors depend on in-person interactions with their customers to generate unit-level profitability, and the COVID-19 pandemic has decreased, and may continue to decrease, customers’ willingness to frequent, and mandated “shelter-in-place” or “stay-at-home” orders may prevent customers from frequenting our Neighbors’ businesses, which may result in their inability to maintain profitability and make timely rental payments to us under their leases or to otherwise seek lease modifications or to declare bankruptcy. At the peak of the pandemic-related closure activity, for our wholly-owned properties and those owned through our joint ventures, our temporary closures reached approximately 37% of all Neighbor spaces, totaling 27% of our ABR and 22% of our GLA. All temporarily closed Neighbors have since been permitted to reopen; however, certain of our Neighbors have permanently closed, and we are working to backfill these spaces. Some may be limiting the number of customers allowed in their stores, or have modified their operations in other ways that may impact their profitability, either as a result of government mandates or self-elected efforts to reduce the spread of COVID-19. These actions, as well as the continuing economic impacts of the COVID-19 pandemic, could result in increased permanent store closures. In addition to the permanent closures that have occurred in our portfolio, this could reduce the demand for leasing space in our shopping centers and result in a decline in average rental rates on expiring leases.
While most of our Neighbors have reopened, we cannot presently determine how many of the Neighbors that remain closed will reopen, or whether a portion of those that have reopened will be required by government mandates to temporarily close again or will encounter financial difficulties that require them to close permanently. We believe substantially all Neighbors, including those that were required to temporarily close under governmental mandates, are contractually obligated to continue with their rent payments as documented in our lease agreements with them. However, we believe it is best to begin negotiation of relief only once a Neighbor has reopened and made payments toward rent and recovery charges accrued. Inclusive of our prorated share of properties owned through our joint ventures, as of June 15, 2021, we have $5.4 million of outstanding payment plans with our Neighbors, and we had recorded rent abatements of approximately $6.4 million during 2021. These payment plans and rent abatements represented 1.4% and 1.6% of portfolio ABR, respectively, and the weighted-average term over which we expect to receive remaining amounts owed on executed payment plans is approximately six months. We are still actively pursuing past due amounts under the terms negotiated with our Neighbors. We are in negotiations with additional Neighbors, which we believe will lead to more Neighbors repaying their past due charges. As of June 15, 2021, we have collected approximately 95% of rent and recoveries billed during the second through fourth quarters of 2020, and approximately 98% of rent and recoveries billed during the first quarter of 2021. Additionally, as of June 15, 2021, we have collected approximately 98% and 97% of rent and recoveries billed during April and May 2021, respectively. In the event of any default by a Neighbor under its lease agreement or relief agreement, we may not be able to fully recover, and/or may experience delays in recovering and additional costs in enforcing our rights as landlord to recover, amounts due to us under the terms of the lease agreement and/or relief agreement.
Moreover, the ongoing COVID-19 pandemic, restrictions intended to prevent and mitigate its spread, resulting consumer behavior, and the economic slowdown or recession could have additional adverse effects on our business, including with regards to:
•the ability and willingness of our Neighbors to renew their leases upon expiration, our ability to re-lease the properties on the same or better terms in the event of nonrenewal or in the event we exercise our right to replace an existing Neighbor, and obligations we may incur in connection with the replacement of an existing Neighbor, particularly in light of the adverse impact to the financial health of many retailers and service providers that has occurred and continues to occur as a result of the COVID-19 pandemic and the significant uncertainty as to when and the conditions under which certain potential Neighbors will be able to operate physical retail locations in the future;
•a potential sustained or permanent increase in online shopping instead of shopping at physical retail properties, thereby reducing demand for space in our shopping centers and possible related reductions in rent or increased costs to lease space;
•the adverse impact of current economic conditions on the market value of our real estate portfolio and our third-party investment management business, and consequently on the estimated value per share of our common stock;

•the adverse impact of the current economic conditions on our ability to effect a liquidity event at an attractive price or at all in the near term and for a potentially lengthy period of time;
•the financial impact and continued economic uncertainty that could continue to negatively impact our ability to pay distributions to our stockholders and/or to repurchase shares;
•to the extent we were seeking to sell properties in the near term, significantly greater uncertainty regarding our ability to do so at attractive prices or at all;
•anticipated returns from development and redevelopment projects, which have been prioritized to support the reopening of our Neighbors and new leasing activity, or deferred if possible;
•the broader impact of the severe economic contraction due to the COVID-19 pandemic, the resulting increase in unemployment that has occurred in the short-term and its effect on consumer behavior, and negative consequences that will occur if these trends are not reversed in a timely way;
•state, local, or industry-initiated efforts, such as a rent freeze for Neighbors or a suspension of a landlord’s ability to enforce evictions, which may affect our ability to collect rent or enforce remedies for the failure to pay rent;
•severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions, which could make it difficult for us to access debt and equity capital on attractive terms, or at all, and impact our ability to fund business operations and activities and repay liabilities on a timely basis;
•our ability to pay down, refinance, restructure, or extend our indebtedness as it becomes due, and our potential inability to comply with the financial covenants of our credit facility and other debt agreements, which could result in a default and potential acceleration of indebtedness and impact our ability to make additional borrowings under our credit facility or otherwise in the future; and
•the potential negative impact on the health of our personnel, particularly if a significant number of them and/or key personnel are impacted, and the potential impact of adaptations to our operations in order to protect our personnel, such as remote work arrangements, could introduce operational risk, including but not limited to cybersecurity risks, and could impair our ability to manage our business.
We may in the future choose to pay distributions in shares of our common stock rather than solely in cash, which may result in our stockholders having a tax liability with respect to such distributions that exceeds the amount of cash received, if any.
While the rapid developments regarding the COVID-19 pandemic preclude any prediction as to its ultimate adverse impact, the current economic, political, and social environment presents material risks and uncertainties with respect to our and our Neighbors’ business, financial condition, results of operations, cash flows, liquidity, and ability to satisfy debt service obligations.
Long-term leases with our Neighbors may not result in fair value over time.
From time to time, we enter into long-term leases with our Neighbors. Long-term leases do not typically allow for significant changes in rental payments and do not expire in the near term. If we do not accurately judge the potential for increases in market rental rates when negotiating these long-term leases, significant increases in future property operating costs could result in receiving less than fair value from these leases, which would adversely affect our revenues and the funds available for distributions to stockholders.
We may be restricted from leasing space to certain retailers.
Some of our leases contain provisions that give a specific retailer the exclusive right to sell particular types of goods or services within that shopping center. These provisions may limit the number and types of prospective retailers to which we are able to lease space in a particular shopping center, which may result in increased costs to find a permissible retailer and decreased revenues if one or more spaces sit vacant or we have to accept lower rental rates or a less qualified retailer to fill the space.
We may be unable to sell shopping centers when desired, at an attractive price, or at all, and the sale of a property could cause significant tax payments.
Our shopping centers, including related tangible and intangible assets, represent the majority of our total consolidated assets and they may not be readily convertible to cash. As a result, our ability to sell one or more of our shopping centers, including shopping centers held in unconsolidated joint ventures, in response to changes in economic, industry, or other conditions, may be limited. The real estate market is affected by many factors that are beyond our control, including, but not limited to, general economic conditions, availability and terms of financing, interest rates, supply and demand for space, and other factors. There may be less demand for lower quality shopping centers that we have identified for ultimate disposition in markets with uncertain economic or retail environments, and where buyers are more reliant on the availability of third-party mortgage financing. If we want to sell a property, we can provide no assurance that we will be able to dispose of it in the desired time period or at all, or that the sales price of the property will be attractive at the relevant time or even exceed the carrying value of our investment. Moreover, if a property is mortgaged, we may not be able to obtain a release of the lien on that property without the payment of a substantial prepayment penalty, which may restrict our ability to dispose of the property, even though the sale might otherwise be desirable.
Some of our shopping centers have a low tax basis, which may result in a taxable gain on sale. We intend to utilize tax-deferred exchanges under Section 1031 of the Code, or Section 1031 Exchanges, to mitigate taxable income; however, there can be no assurance that we will identify exchange shopping centers that meet our investment objectives for acquisitions. In the event that we do not utilize Section 1031 Exchanges, we may be required to distribute the gain proceeds to stockholders or pay income tax, which may reduce cash flows available to fund our commitments and distributions to stockholders. Moreover, it is possible that future legislation could be enacted that could modify or repeal the laws with respect to Section 1031 Exchanges, which could make it more difficult or impossible for us to dispose of shopping centers on a tax-deferred basis. The current administration has also indicated its intention to modify the laws with respect to Section 1031 Exchanges in a manner that could make it more difficult or impossible for us to dispose of shopping centers on a tax-deferred basis.

We face competition and other risks in pursuing acquisition opportunities that could increase the cost of such acquisitions and/or limit our ability to grow, and we may not be able to generate expected returns or successfully integrate completed acquisitions into our existing operations.
We continue to evaluate the market for acquisition opportunities, and we may acquire shopping centers when we believe strategic opportunities exist. Our ability to acquire shopping centers on favorable terms and successfully integrate, operate, reposition, or redevelop them is subject to several risks. We may be unable to acquire a desired property because of competition from other real estate investors, including from other well-capitalized REITs and institutional investment funds. Even if we are able to acquire a desired property, competition from such investors may significantly increase the purchase price. We may also abandon acquisition activities after expending significant resources to pursue such opportunities. Once we acquire new shopping centers, these shopping centers may not yield expected returns for several reasons, including: (i) failure to achieve expected occupancy and/or rent levels within the projected time frame, if at all; (ii) inability to successfully integrate new shopping centers into existing operations; and (iii) exposure to fluctuations in the general economy, including due to the time lag between signing definitive documentation to acquire a new property and the closing of the acquisition. If any of these events occur, the cost of the acquisition may exceed initial estimates or the expected returns may not achieve those originally contemplated, which could adversely affect our financial condition, cash flows and results of operations.
We share ownership of our unconsolidated joint ventures and do not have exclusive decision-making power, and as such, we are unable to ensure that our objectives will be pursued.
We have invested capital, and may invest additional capital, in unconsolidated joint ventures (instead of directly acquiring wholly-owned assets), for which we do not have exclusive decision-making power over development, financing, leasing, management, and other aspects of these investments. As a result, the institutional joint venture partners might have interests or goals that are inconsistent with ours, take action contrary to our interests, or otherwise impede our objectives. Conflicts arising between us and our partners may be difficult to manage and/or resolve, and it could be difficult to manage or otherwise monitor the existing business arrangements.
In addition, unconsolidated joint venture arrangements may decrease our ability to manage risk and implicate additional risks, such as: (i) potentially inferior financial capacity, diverging business goals and strategies and the need for our venture partners’ continued cooperation; (ii) the possibility that our institutional joint venture partners might become bankrupt, suffer a deterioration in their creditworthiness, or fail to fund their share of required capital contributions; (iii) our inability to take actions with respect to the unconsolidated joint ventures’ activities that we believe are favorable to us if our institutional joint venture partners do not agree; (iv) our inability to control the legal entities that have title to the real estate associated with the joint ventures; (v) our lenders may not be easily able to sell our unconsolidated joint venture assets and investments or may view them less favorably as collateral, which could negatively affect our liquidity and capital resources; (vi) our institutional joint venture partners can take actions that we may not be able to anticipate or prevent, which could result in negative impacts on our debt and equity; and (vii) our institutional joint venture partners’ business decisions or other actions or omissions may result in harm to our reputation or adversely affect the value of our investments.
Our real estate assets may decline in value and be subject to significant impairment losses, which may reduce our net income.
Our real estate properties are carried at cost, less depreciation, unless circumstances indicate that the carrying value of the properties may not be recoverable. We routinely evaluate whether there are any impairment indicators, including property operating performance, property occupancy trends, and actual marketing or listing price of properties being targeted for disposition, such that the value of the real estate properties (including any related tangible or intangible assets or liabilities) may not be recoverable. If, through our evaluation, we determine that a given asset exhibits one or more such indicators, we then compare the current carrying value of the asset to the estimated undiscounted cash flows that are directly associated with the use and ultimate disposition of the asset. Our estimated cash flows are based on several key assumptions, including rental rates, costs of Neighbor improvements, leasing commissions, anticipated holding periods, and assumptions regarding the residual value upon disposition, including the estimated exit capitalization rate. These key assumptions are subjective in nature and may differ materially from actual results. Changes in our disposition strategy or changes in the marketplace may alter the holding period of an asset or asset group, which may result in an impairment loss, and such loss may be material to our financial condition or operating performance. To the extent that the carrying value of the asset exceeds the estimated undiscounted cash flows, an impairment loss is recognized equal to the excess of carrying value over fair value.
The fair value of real estate assets is subjective and is determined through the use of comparable sales information and other market data if available. These subjective assessments have a direct effect on our net income because recording an impairment charge results in an immediate negative adjustment to net income, which may be material. During the years ended December 31, 2020 and 2019, we incurred impairment charges of $2.4 million and $87.4 million, respectively, related to real estate assets currently under contract or actively marketed for sale at a disposition price that was less than the carrying value. We recorded an impairment charge of $5.0 million during the three months ended March 31, 2021 related to one property under contract at a disposition price that was less than the carrying value. We have recorded such impairment charges as we have been selling non-core assets to improve the quality of our portfolio. We continue to sell non-core assets and may potentially recognize impairment charges in the future.
If we set aside insufficient capital reserves, we may be required to defer necessary capital improvements.
If we do not have enough reserves to supply needed funds for capital improvements throughout the life of the investment in a property and there is insufficient cash available from our operations, we may be required to defer necessary improvements to a property, which may cause that property to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flow as a result of fewer potential Neighbors being attracted to the property. If this happens, we may not be able to maintain projected rental rates for affected shopping centers, and our financial condition, cash flows and results of operations may be negatively affected.

We actively reinvest in our portfolio in the form of development and redevelopment projects, which have inherent risks that could adversely affect our financial condition, cash flows and results of operations.
We actively pursue opportunities for outparcel development and existing property redevelopment. Development and redevelopment activities require various government and other approvals for entitlements, and any delay in or failure to receive such approvals may significantly delay this process or prevent us from recovering our investment. We are subject to other risks associated with these activities, including the following:
•we may be unable to lease developments and redevelopments to full occupancy on a timely basis;
•the occupancy rates and rents of a completed project may not be sufficient to make the project profitable;
•actual costs of a project may exceed original estimates, possibly making the project unprofitable;
•delays in the development or construction process may increase our costs;
•construction cost increases may reduce investment returns on development and redevelopment opportunities;
•we may abandon redevelopment opportunities and lose our investment due to adverse market conditions;
•the size of our development and redevelopment pipeline may strain our labor or capital capacity to complete projects within targeted timelines and may reduce our investment returns;
•a reduction in the demand for new retail space may reduce our future development and redevelopment activities, which in turn may reduce our NOI; and
•changes in the level of future development activity may adversely impact our results from operations by reducing the amount of internal general overhead costs that may be capitalized.
If we fail to reinvest in our portfolio or maintain its attractiveness to retailers and consumers, if our capital improvements are not successful, or if retailers or consumers perceive that shopping at other venues (including ecommerce) is more convenient, cost-effective, or otherwise more compelling, our financial condition, cash flows and results of operations could be adversely affected.
Adverse economic, regulatory, market, and real estate conditions may adversely affect our financial condition, cash flows and results of operations.
Our portfolio is predominantly comprised of omni-channel grocery-anchored neighborhood shopping centers, and during the three months ended March 31, 2021, our wholly-owned shopping centers in Florida and California accounted for 12.4% and 10.4%, respectively, of our ABR. Therefore, our performance is subject to risks associated with owning and operating omni-channel grocery-anchored neighborhood shopping centers, and may be further subject to additional risks as a result of the geographic concentration noted above. Such risks include, but are not limited to: (i) changes in national, regional, and local economic climates or demographics; (ii) competition from other available shopping centers and ecommerce, and the attractiveness of our shopping centers to our Neighbors; (iii) increased competition for real estate assets targeted by our investment strategies; (iv) adverse local conditions, such as oversupply of or reduction in demand for similar shopping centers in an area and changes in real estate zoning laws that may reduce the desirability of real estate in an area; (v) vacancies, changes in market rental rates, and the need to periodically repair, renovate, and re-lease space; (vi) ongoing disruption and/or consolidation in the retail sector and the financial stability of our Neighbors, including their ability to pay rent and expense reimbursements; (vii) increases in operating costs, including common area expenses, utilities, insurance and real estate taxes, which are relatively inflexible and generally do not decrease if revenue or occupancy decreases; (viii) increases in the costs to repair, renovate, and re-lease space; (ix) changes in interest rates and the availability of financing, which may render the sale or refinance of a property or loan difficult or unattractive; (x) earthquakes, tornadoes, hurricanes, wildfires, or other natural disasters, civil unrest, terrorist acts, or acts of war, which may result in uninsured or underinsured losses; (xi) epidemics, pandemics, or other widespread outbreaks or resulting public fear that disrupt the businesses of our Neighbors causing them to fail to pay rent on time or at all; and (xii) changes in laws and governmental regulations, including those governing usage, zoning, the environment, and taxes. These and other factors could adversely affect our financial condition, cash flows and results of operations.
The continued shift in retail sales towards ecommerce may adversely affect our financial condition, cash flows and results of operations.
Retailers are increasingly affected by ecommerce and changes in customer buying habits, which have been further accelerated as a result of the COVID-19 pandemic, including the delivery or curbside pick-up of items ordered online. Retailers are considering these ecommerce trends when making decisions regarding their brick and mortar stores and how they will compete and innovate in a rapidly changing ecommerce environment. Many retailers in our shopping centers provide services or sell goods that are unable to be performed online (such as haircuts, massages, and fitness centers) or that have historically been less likely to be purchased online (such as grocery stores, restaurants, and coffee shops); however, the continuing increase in ecommerce sales in all retail categories (including online orders for immediate delivery or pick-up in store) may cause retailers to adjust the size or number of retail locations in the future or close stores. Our grocery Neighbors are incorporating ecommerce concepts through home delivery or curbside pick-up, which could reduce foot traffic at our centers and adversely affect our occupancy and rental rates. Changes in shopping trends as a result of the growth in ecommerce may also affect the profitability of retailers that do not adapt to changes in market conditions. While we devote considerable effort and resources to analyze and respond to Neighbor trends, Neighbor and consumer preferences, and consumer spending patterns, we cannot predict with certainty what future Neighbors will want, what future retail spaces will look like, or how much revenue will be generated at traditional brick and mortar locations. If we are unable to anticipate and respond promptly to trends in the market (such as space for a drive through or curbside pickup), our occupancy levels and rental rates may decline, and our financial condition, cash flows and results of operations may be adversely impacted.

Actual incremental yields for our development and redevelopment projects may vary from our underwritten incremental yield range.
As part of our standard development and redevelopment underwriting process, we analyze the yield for each project and establish a range of target yields, or underwritten incremental yields. Underwritten incremental yields reflect the yield we target to generate from each project upon expected stabilization and are calculated as the estimated incremental NOI for a project at stabilization divided by its estimated net project investment. The estimated incremental NOI is the difference between the estimated annualized NOI we target to generate from a project upon stabilization and the estimated annualized NOI without the planned improvements. Underwritten incremental yield does not include peripheral impacts, such as lease rollover risk or the impact on the long term value of the property upon sale or disposition.
Underwritten incremental yields are based solely on our estimates, using data available to us in our development and redevelopment underwriting processes. The actual total cost to complete a development or redevelopment project may differ substantially from our estimates due to various factors, including unanticipated expenses, delays in the estimated start and/or completion date of planned development projects, effects of the COVID-19 pandemic, and other contingencies. In addition, the actual incremental NOI from our planned development and redevelopment activities may differ substantially from our estimates based on numerous other factors, including delays and/or difficulties in leasing and stabilizing a development or redevelopment project, failure to obtain estimated occupancy and rental rates, inability to collect anticipated rental revenues, Neighbor bankruptcies, and unanticipated expenses that we cannot pass on to our Neighbors. Actual incremental yields may vary from our underwritten incremental yield range based on the actual total cost to complete a project and its incremental NOI at stabilization.
The tools we use to measure the financial stability of our grocery Neighbors, such as their health ratio, PECO Power ScoreTM, and GOLD ScoreTM, may not be accurate.
Many of our grocery Neighbors are required to provide corporate-level financial information to us periodically or, in some instances, at our request. This financial information may include balance sheet, income statement and cash flow statement data, or other financial and operating data. Additionally, as of March 31, 2021, leases contributing approximately 61% of our grocer ABR required our grocery Neighbors to provide us with specified store-level financial information. For our grocery Neighbors that do not report sales to us, we utilize a third-party service, Nielsen TDLinx, to estimate store-level sales. To assist in our determination of a grocery Neighbor’s financial stability, we evaluate its health ratio, which represents the amount of annual rent and expense recoveries as a percentage of grocer annual sales. We have also created a proprietary asset evaluation algorithm to better understand which variables correlate with, and contribute to, center performance, or the PECO Power ScoreTM, and a qualitative model to assess the health and stability of our grocery anchors, the Grocery Occupancy Longevity Dynamics score, or GOLD ScoreTM.
Our methods of determining a grocery Neighbor’s financial stability may not adequately assess the risk of an investment in our grocery Neighbors. We do not receive store-level or corporate-level financial information from all of our grocery Neighbors, and the Neighbor-provided information and third-party estimates we receive may not accurately reflect the results of operations and financial condition of our portfolio as a whole. Our calculations of our grocery Neighbors’ health ratios are unaudited and are based on Neighbor-provided information and third-party estimates without independent verification on our part, and we must assume the appropriateness of estimates and judgments that were made by the party preparing such information or estimates. In addition, the PECO Power ScoreTM and the GOLD ScoreTM are proprietary models that may not assess all relevant variables or may not provide an accurate assessment of center performance or our grocery Neighbors’ health and stability. If our assessment of center performance or our grocery Neighbors’ financial stability prove to be inaccurate, we may be subject to defaults, and investors may view our cash flows as less stable.
The internal rates of return or other performance metrics achieved by our unconsolidated joint ventures are not necessarily indicative of the performance of our Company, any property in our portfolio or an investment in our common stock.
We have presented in this prospectus historical information regarding the performance achieved by certain unconsolidated third-party institutional joint ventures. While we believe these financial metrics may be useful to investors in evaluating our performance, they are not necessarily indicative of the future performance of our Company, any property in our portfolio or an investment in our common stock. In particular, in considering the internal rates of return or other performance metrics presented in this prospectus, you should consider that our leverage and hedging strategies may differ substantially from those employed by our unconsolidated joint ventures, and the initial investments in our unconsolidated joint ventures were made under market conditions that may differ substantially from current or future market conditions.
In addition, the internal rates of return or other performance metrics presented in this prospectus do not reflect the impact of general and administrative expenses we have incurred and expect to incur in the future in connection with the operation of our portfolio. Our general and administrative expenses will include salaries, wages and equity-based compensation for our corporate associates and other expenses primarily related to our corporate operations (e.g., legal, insurance, accounting and other expenses related to corporate governance, periodic SEC reporting and other compliance matters) and may impact the performance of our Company and the per share trading price of our common stock. We can provide no assurance that we will be able to replicate the performance achieved by our unconsolidated joint ventures.

RISKS RELATED TO OUR INDEBTEDNESS AND LIQUIDITY
We have substantial indebtedness and may need to incur additional indebtedness in the future, which could adversely affect our business, financial condition and ability to make distributions to our stockholders.
We have obtained, and are likely to continue to obtain, lines of credit and other long-term financing that are secured by our shopping centers and other assets. At March 31, 2021, on an adjusted basis for this offering and the use of proceeds therefrom and the Refinancing, and inclusive of our prorated portion of debt of shopping centers owned through our unconsolidated joint ventures, we had indebtedness of $2.0 billion, which comprises $1.3 billion in unsecured debt,

$395.0 million in secured loan facilities, and $273.7 million in mortgage loans and finance lease obligations. In connection with executing our business strategies, we expect to evaluate the possibility of additional acquisitions and strategic investments, and we may elect to finance these endeavors by incurring additional indebtedness. We may also incur mortgage debt and other property-level debt on shopping centers that we already own in order to obtain funds to acquire additional shopping centers or make other capital investments. In addition, we may borrow as necessary or advisable to ensure that we maintain our qualification as a REIT for U.S. federal income tax purposes, including borrowings to satisfy the REIT requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders (computed without regard to the dividends-paid deduction and excluding net capital gain). However, we cannot guarantee that we will be able to obtain any such borrowings on satisfactory terms.
If we mortgage a property and there is a shortfall between the cash flows from that property and the cash flows needed to service mortgage debt on that property, then the amount of cash available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss of a property since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single shopping center could affect multiple shopping centers. Additionally, we may give full or partial guarantees to lenders of mortgage debt on behalf of the entities that own our shopping centers. When we give a guaranty on behalf of an entity that owns one of our shopping centers, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. Currently, we are a limited guarantor on a mortgage loan for two of our unconsolidated joint ventures. In each case, our guarantee is limited to being the non-recourse carve out guarantor and the environmental indemnitor.
We may also obtain recourse debt to finance our acquisitions and meet our REIT distribution requirements. If we have insufficient income to service our recourse debt obligations, our lenders could institute proceedings against us to foreclose upon our assets.
High debt levels could have material adverse consequences on our business, including hindering our ability to adjust to changing market, industry or economic conditions; limiting our ability to access the capital markets to refinance maturing debt or to fund acquisitions or emerging businesses; requiring the use of a substantial portion of our cash flows for the payment of principal and interest on our debt, thereby limiting the amount of free cash flow available for future operations, acquisitions, distributions, stock repurchases, or other uses; making us more vulnerable to economic or industry downturns, including interest rate increases; and placing us at a competitive disadvantage compared to less leveraged competitors.
We may not be able to access financing on favorable terms, or at all.
We may finance our assets over the long term through a variety of means, including repurchase agreements, credit facilities, issuance of commercial mortgage-backed securities, collateralized debt obligations, and other structured financings. Our ability to execute this strategy will depend on various market conditions that are beyond our control, including lack of liquidity and greater credit spreads. We cannot be certain that these markets will remain an efficient source of long-term financing for our assets. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets, as secured revolving credit facilities and repurchase facilities may not accommodate long-term financing. This could subject us to more recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flows, thereby reducing cash available for distribution to our stockholders and funds available for operations and for future business opportunities.
Covenants in our loan agreements may restrict our operations and adversely affect our financial condition and ability to make distributions to our stockholders.
When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Our loan agreements may contain covenants that limit our ability to further mortgage a property or discontinue insurance coverage. In addition, loan agreements may limit our ability to replace a property’s manager or terminate certain operating or lease agreements related to a property. Mortgage debt and other property-level debt that we incur may also limit our ability to transfer properties from one subsidiary to another. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives, which may adversely affect our financial condition and ability to make distributions to our stockholders.
Covenants in certain of our loan agreements specify that certain named individuals must remain a member of management and/or the Board or require certain level of management or Board continuity in connection with a fundamental transaction.
A number of our loan agreements, representing approximately $150 million in aggregate outstanding principal amount, contain covenants that require certain named individuals, including Mr. Edison, to continue serving as a member of management and/or the Board or require certain levels of senior management and/or Board continuity following a change of control or other fundamental transaction. If such individuals were to depart from the Company within a specified time prior to such transaction or within such specified time after such a transaction, we may be required to negotiate waivers of such covenants or obtain replacement financing, which we may not be able to do on satisfactory terms or at all.
Higher market capitalization rates and lower NOI for our shopping centers may adversely impact our ability to sell shopping centers and fund developments and acquisitions, and may dilute earnings.
As part of our capital recycling strategy, we sell shopping centers that no longer meet our growth and investment objectives due to stabilization or perceived future risk. Sales proceeds are then used to fund the construction of developments, redevelopments, expansions, and acquisitions, and to repay debt. An increase in market capitalization rates or a decline in NOI may cause a reduction in the value of shopping centers identified for sale, which would have an adverse effect on the amount of cash generated. In order to meet the cash requirements of our capital recycling program, we may be required to sell more shopping centers than initially planned, which may have a negative effect on our earnings. Additionally, the sale of shopping centers resulting in significant tax gains may require higher distributions to our stockholders in order to maintain our REIT status or payment of additional income taxes. We intend to utilize Section 1031 Exchanges to mitigate taxable income.

However, there can be no assurance that we will identify exchange shopping centers that meet our investment objectives for acquisitions.
The phase-out, replacement, or unavailability of LIBOR could affect interest rates for a significant portion of our indebtedness, as well as our ability to obtain future debt financing on favorable terms.
As of March 31, 2021, we had approximately $1.6 billion of indebtedness tied to the London Interbank Offered Rate, or LIBOR, $0.9 billion of which was fixed through the use of interest rate swaps. Additionally, we have a revolving credit facility tied to LIBOR with a capacity of $500 million, on which we had no outstanding balance (excluding letters of credit in an amount of $9.7 million) as of March 31, 2021. In July 2017, the Financial Conduct Authority (the regulatory authority over LIBOR) stated that it would phase out LIBOR as a benchmark. In November 2020, the Federal Reserve Board announced that banks must stop writing new U.S. dollar, or USD, LIBOR contracts by the end of 2021 and that, no later than June 30, 2023, when USD LIBOR will no longer be published, market participants should amend legacy contracts to use the Secured Overnight Financing Rate, or SOFR, or another alternative reference rate. If a published USD LIBOR rate is unavailable after 2021, the interest rates on our indebtedness that is indexed to LIBOR will be determined using alternative methods, any of which may result in interest obligations that are more than, or do not otherwise correlate over time with, the payments that would have been made on such debt if USD LIBOR had been available in its current form. Additionally, the phase-out of USD LIBOR and the transition to SOFR or another alternative reference rate may be disruptive to financial markets. Such disruption could have a material adverse effect on our financing costs, and as a result, on our financial condition, operating results, and cash flows.
Increases in interest rates could increase the amount of our loan payments and adversely affect our ability to pay distributions to our stockholders.
Although a significant amount of our outstanding debt has fixed interest rates, we do borrow funds at variable interest rates under our credit facilities and term loans. As of March 31, 2021, $692.5 million or 30.2% of our outstanding debt was variable rate debt. Increases in interest rates would increase our interest expense on any variable rate debt to the extent we have not hedged our exposure to changes in interest rates. In addition, increases in interest rates will affect the terms under which we refinance our existing debt as it matures, to the extent we have not hedged our exposure to changes in interest rates, resulting in higher interest rates and increased interest expense. Either of these events would reduce our future earnings and cash flows, which may adversely affect our ability to service our debt and meet our other obligations and also may reduce the amount we are able to distribute to stockholders.
Hedging activity may expose us to risks, including the risks that a counterparty will not perform and that the hedge will not yield the economic benefits we anticipate, which may adversely affect our financial condition, cash flows and results of operations.
From time to time, we manage our exposure to interest rate volatility by using interest rate hedging arrangements that involve risk, including, but not limited to, the risk that counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes, and that we may be required to pay the counterparty if interest rates decrease in the future below the hedged amount. There can be no assurance that our hedging arrangements will qualify for hedge accounting or that our hedging activities will have the desired beneficial impact on our results of operations. Should we desire to terminate a hedging agreement, there may be significant costs and cash requirements involved to fulfill our obligations under the hedging agreement. Failure to hedge effectively against interest rate changes may adversely affect our financial condition, cash flows and results of operations.

RISKS RELATED TO OUR CORPORATE STRUCTURE AND ORGANIZATION
The Operating Partnership’s limited partnership agreement grants rights and protections to the limited partners, which allows them to vote in connection with a change of control transaction that might involve a premium price for shares of our common stock.
The Operating Partnership’s limited partnership agreement grants certain rights and protections to the limited partners, including granting them the right to vote in connection with a change of control transaction. As described in more detail under “The Operating Partnership and the Partnership Agreement—Transferability of Operating Partnership Units; Extraordinary Transactions,” any such change of control transaction is required to be approved by holders of OP units (including our Company and its subsidiaries) at the same level of approval as required for approval by holders of shares of our common stock. For purposes of any such vote, we will be deemed to vote the OP units held by us and our subsidiaries in proportion to the manner in which all of our outstanding shares of common stock were voted at a stockholders meeting relating to such transaction. After giving effect to this offering, we would have directly or indirectly controlled approximately 89.2% of the OP units as of June 30, 2021. Furthermore, as of June 30, 2021, Mr. Edison had voting control over approximately 6.1% of the OP units (after giving effect to this offering and considering OP units owned by us), and therefore could have influence over votes on change of control transactions.
We and the Operating Partnership entered into tax protection agreements with certain protected partners, which may limit the Operating Partnership’s ability to sell or otherwise dispose of certain shopping centers and may require the Operating Partnership to maintain certain debt levels that otherwise would not be required to operate its business.
We and the Operating Partnership entered into a tax protection agreement on October 4, 2017, or the 2017 TPA, with, among others, Jeffrey S. Edison, our Chairman and Chief Executive Officer, and certain entities controlled by him at the closing of the PELP Transaction, pursuant to which if the Operating Partnership: (i) sells, exchanges, transfers or otherwise disposes of certain shopping centers in a taxable transaction, or undertakes any taxable merger, combination, consolidation or similar transaction (including a transfer of all or substantially all assets), for a period of ten years commencing on October 4, 2017; or (ii) fails, prior to the expiration of such period, to maintain certain minimum levels of indebtedness that would be allocable to each protected partner for tax purposes or, under certain circumstances, fails to offer such protected partners the opportunity to guarantee certain types of the Operating Partnership’s indebtedness, then the Operating Partnership will indemnify each affected protected partner, including Mr. Edison, against certain resulting tax liabilities. Our tax indemnification obligations include a tax gross-up. As of July 1, 2021, 36 of our 272 wholly-owned properties, comprising approximately 11.4% of our ABR, are subject to the protection described in clause (i) above, and the potential “make-whole amount” on the estimated aggregate amount of built-in gain subject to such protection is approximately $152.6 million.
We and the Operating Partnership expect to enter into an additional tax protection agreement, or the 2021 TPA, around the completion of this offering with Mr. Edison, Mr. Murphy and Mr. Myers, which will become effective upon the expiration of the 2017 TPA. The 2021 TPA will generally have the following terms: (i) the 2021 TPA will severally provide to Mr. Edison, Mr. Murphy and Mr. Myers the same protection provided under the 2017 TPA until 2031, so long as (a) Mr. Edison, Mr. Murphy or Mr. Myers (or their permitted transferees), as applicable, individually owns at least 65% of the OP units owned by him as of the date of the execution of the 2021 TPA and (b) in the case of Mr. Murphy or Mr. Myers, Mr. Edison individually owns at least 65% of the OP units owned by him as of the date of the execution of the 2021 TPA; and (ii) the 2021 TPA will provide that following the expiration of the four-year tax protection period under the 2021 TPA, for so long as Mr. Edison holds at least $5 million in value of OP units, (a) Mr. Edison will have the opportunity to guarantee debt of the Operating Partnership or enter into a “deficit restoration” obligation, and (b) the Operating Partnership will provide reasonable notice to Mr. Edison before effecting a significant transaction reasonably likely to result in the recognition of more than one-third of the built-in gain allocated to Mr. Edison that is protected under the 2017 TPA as of the date that the 2021 TPA is executed, and will consider in good faith any proposal made by Mr. Edison relating to structuring such transaction in a manner to avoid or mitigate adverse tax consequences to him. See “Certain Relationships and Related Transactions—Agreements with Related Persons—Tax Protection Agreements.”
Therefore, although it may be in our stockholders’ best interest for us to cause the Operating Partnership to sell, exchange, transfer or otherwise dispose of one or more of these shopping centers, it may be economically prohibitive for us to do so until the expiration of the applicable protection period because of these indemnity obligations. Moreover, these obligations may require us to cause the Operating Partnership to maintain more or different indebtedness than we would otherwise require for our business. As a result, the tax protection agreements could, during their term, restrict our ability to take actions or make decisions that otherwise would be in our best interests.
Our stockholders have limited control over changes in our policies and operations, which increases the uncertainty and risks our stockholders face.
Our Board determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our Board may amend or revise these and other policies without the vote of our stockholders. Under the Maryland General Corporation Law, or the MGCL, and our charter, our stockholders have a right to vote only on limited matters. Our Board’s broad discretion in setting policies and our stockholders’ inability to exert control over those policies increases the uncertainty and risks our stockholders face.
Our charter, bylaws and Maryland law contain terms that may discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.
Our charter, bylaws and Maryland law contain provisions that may delay, defer, or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest. Our charter authorizes our Board to, without stockholder approval, amend our charter to increase or decrease the aggregate number of authorized shares of stock, to authorize us to issue additional shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock. We believe these charter provisions will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded, and our Board could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock.
Our charter, with certain exceptions, authorizes our Board to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements under the Code, among other purposes, our charter prohibits any person from directly or constructively owning more than 9.8% in value of our aggregate outstanding stock or more than 9.8% in value or number of shares, whichever is more restrictive, of our aggregate outstanding common stock, unless exempted by our Board.
In addition, the MGCL permits our Board to implement certain takeover defenses without stockholder approval. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”
These and other provisions of our charter, bylaws and Maryland law could have the effect of delaying, deferring or preventing a change in control, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.
Our rights and the rights of our stockholders to recover claims against our officers and directors are limited, which could reduce our stockholders’ and our recovery against them if they cause us to incur losses.
Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation’s best interests, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter, in the case of our directors and officers, requires us to indemnify our directors and officers to the maximum extent permitted by Maryland law. Additionally, our charter limits the liability of our directors and officers for monetary damages to the maximum extent permitted under Maryland law. As a result, we and our stockholders may have more limited rights against our directors, officers, associates and agents than might otherwise exist under common law, which could reduce our stockholders’ and our recovery against them. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, associates and agents in some cases which would decrease the cash otherwise available for distribution to stockholders.

RISKS RELATED TO OUR REIT STATUS AND OTHER TAX RISKS
Failure to qualify as a REIT would cause us to be taxed as a regular C corporation, which would substantially reduce funds available for distributions to stockholders.
We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2010. We believe that our organization and method of operation has enabled and will continue to enable us to meet the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes. However, we cannot assure you that we will qualify as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for federal income tax purposes or the federal income tax consequences of such qualification.
If we fail to qualify as a REIT in any taxable year, and are unable to obtain relief under certain statutory provisions, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:
•we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to federal and state income tax at regular corporate rates; and
•we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.
As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it could adversely affect the value of our common stock. If we fail to qualify as a REIT, we would no longer be required to make distributions to our stockholders.
Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.
Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. Any of these taxes would decrease cash available for distributions to stockholders.
If the Operating Partnership fails to qualify as a partnership for U.S. federal income tax purposes, we would fail to qualify as a REIT and would suffer adverse consequences.
We believe that the Operating Partnership is organized and will be operated in a manner so as to be treated as a partnership, and not an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. As a partnership, the Operating Partnership will not be subject to U.S. federal income tax on its income. Instead, each of its partners, including us, will be allocated that partner’s share of the Operating Partnership’s income. No assurance can be provided, however, that the Internal Revenue Service, or the IRS, will not challenge the Operating Partnership’s status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating the Operating Partnership as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, would cease to qualify as a REIT. Also, the failure of the Operating Partnership to qualify as a partnership would cause it to become subject to U.S. federal corporate income tax, which would reduce significantly the amount of its cash available for debt service and for distribution to its partners, including us.
The Operating Partnership has a carryover tax basis on certain of its assets as a result of the PELP Transaction and the Merger, and the amount that we have to distribute to stockholders therefore may be higher.
In October 2017, we internalized our management structure through the acquisition of certain real estate assets and the third-party investment management business of PELP in exchange for OP units and cash, which we refer to as the PELP Transaction. In November 2018, we completed a merger, or the Merger, with Phillips Edison Grocery Center REIT II, Inc., a public non-traded REIT that was advised and managed by us. As a result of each of the PELP Transaction and the Merger, certain of the Operating Partnership’s shopping centers have carryover tax bases that are lower than the fair market values of these shopping centers at the time of the acquisition. As a result of this lower aggregate tax basis, the Operating Partnership will recognize higher taxable gain upon the sale of these assets and the Operating Partnership will be entitled to lower depreciation deductions on these assets than if it had purchased these shopping centers in taxable transactions at the time of the acquisition. Such lower depreciation deductions and increased gains on sales allocated to us generally will increase the amount of our required distribution under the REIT rules, and will decrease the portion of any distribution that otherwise would have been treated as a “return of capital” distribution.
Our property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.
Even if we qualify as a REIT for U.S. federal income tax purposes, we are required to pay state and local property taxes on our shopping centers. The property taxes on our shopping centers may increase as property tax rates change or as our shopping centers are assessed or reassessed by taxing authorities. Therefore, the amount of property taxes we pay in the future may increase substantially from what we have paid in the past and such increases may not be covered by Neighbors pursuant to our lease agreements. If the property taxes we pay increase, our financial condition, results of operations, cash flow, per share trading price of our common stock, and ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected.
We use taxable REIT subsidiaries, which may cause us to fail to qualify as a REIT.
To qualify as a REIT for U.S. federal income tax purposes, we hold, and plan to continue to hold, substantially all of our non-qualifying REIT assets and conduct certain of our non-qualifying REIT income activities in or through one or more taxable REIT subsidiary, or TRS, entities. A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. A TRS also includes any corporation other than a REIT with respect to which a TRS owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to U.S. federal income tax as a regular C-corporation at a current rate of 21%.
The net income of our TRS entities is not required to be distributed to us, and income that is not distributed to us will generally not be subject to the REIT income distribution requirement. However, our TRS entities may pay dividends. Such dividend income should qualify under the 95%, but not the 75%, gross income test. We will monitor the amount of the dividend and other income from our TRS entities and will take actions intended to keep this income, and any other non-qualifying income, within the limitations of the REIT income tests. While we expect these actions will prevent a violation of the REIT income tests, we cannot guarantee that such actions will in all cases prevent such a violation.
Our ownership of TRS entities is subject to limitations that could prevent us from growing our management business, and our transactions with our TRS entities could cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on an arm’s-length basis.
No more than 20% of the value of a REIT’s gross assets may consist of interests in TRS entities. Compliance with this limitation could limit our ability to grow our management business. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. We will monitor the value of investments in our TRS entities in order to ensure compliance with TRS ownership limitations and will structure our transactions with our TRS entities on terms that we believe are arm’s-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the TRS ownership limitation or be able to avoid application of the 100% excise tax.
REIT distribution requirements could adversely affect our ability to execute our business plans, including because we may be required to borrow funds to make distributions to stockholders or otherwise depend on external sources of capital to fund such distributions.
We generally must distribute annually at least 90% of our REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain for this purpose) in order to continue to qualify as a REIT. To the extent that we satisfy the distribution requirement but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we may elect to retain and pay income tax on our net long-term capital gain. In that case, if we so elect, a stockholder would be taxed on its proportionate share of our undistributed long-term gain and would receive a credit or refund for its proportionate share of the tax we paid. A stockholder, including a tax-exempt or foreign stockholder, would have to file a U.S. federal income tax return to claim that credit or refund. Furthermore, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws.
We intend to make distributions to our stockholders to comply with the REIT requirements of the Code and to avoid corporate income tax and the 4% excise tax. We may be required to make distributions to our stockholders at times when it would be more advantageous to reinvest cash in its business or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.
If we do not have other funds available, we could be required to borrow funds on unfavorable terms, sell investments at disadvantageous prices, distribute amounts that would otherwise be invested in future acquisitions or capital expenditures or used for the repayment of debt, pay dividends in the form of “taxable stock dividends” or find another alternative source of funds to make distributions sufficient to enable us to distribute enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity.
Complying with REIT requirements may cause us to forgo otherwise attractive opportunities or liquidate otherwise attractive investments.
To continue to qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to stockholders and the ownership of our stock. As discussed above, we may be required to make distributions to you at disadvantageous times or when we do not have funds readily available for distribution. Additionally, we may be unable to pursue investments that would be otherwise attractive to us in order to satisfy the requirements for qualifying as a REIT.
We must also ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, U.S. government securities and qualified real estate assets, including certain mortgage loans and mortgage-backed securities. The remainder of our investment in securities (other than U.S. government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets can consist of the securities of any one issuer (other than U.S. government securities and qualified real estate assets) and no more than 20% of the value of our gross assets may be represented by securities of one or more TRS. Finally, no more than 25% of our assets may consist of debt investments that are issued by “publicly offered REITs” and would not otherwise be treated as qualifying real estate assets. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and being subject to adverse tax consequences, unless certain relief provisions apply. As a result, compliance with the REIT requirements may hinder our ability to operate solely on the basis of profit maximization and may require us to liquidate investments from our portfolio, or refrain from making otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to stockholders.

The prohibited transactions tax may limit our ability to engage in transactions, including disposition of assets, which would be treated as sales for U.S. federal income tax purposes.
A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of dealer property, other than foreclosure property. We may be subject to the prohibited transaction tax upon a disposition of real property. Although a safe-harbor exception to prohibited transaction treatment is available, we cannot assure you that we can comply with such safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of our trade or business. Consequently, we may choose not to engage in certain sales of real property or may conduct such sales through a TRS.
It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through a TRS. However, to the extent that we engage in such activities through a TRS, the income associated with such activities will be subject to a corporate income tax. In addition, the IRS may attempt to ignore or otherwise recast such activities in order to impose a prohibited transaction tax on us, and there can be no assurance that such recast will not be successful.
We may recognize substantial amounts of REIT taxable income, which we would be required to distribute to our stockholders, in a year in which we are not profitable under GAAP or other economic measures.
We may recognize substantial amounts of REIT taxable income in years in which we are not profitable under GAAP or other economic measures as a result of the differences between GAAP and tax accounting methods. For instance, certain of our assets will be marked-to-market for GAAP purposes but not for tax purposes, which could result in losses for GAAP purposes that are not recognized in computing our REIT taxable income. Additionally, we may deduct our capital losses only to the extent of our capital gains in computing our REIT taxable income for a given taxable year. Consequently, we could recognize substantial amounts of REIT taxable income and would be required to distribute such income to you in a year in which we are not profitable under GAAP or other economic measures.
Our qualification as a REIT could be jeopardized as a result of an interest in joint ventures or investment funds.
We may hold certain limited partner or non-managing member interests in partnerships or limited liability companies that are joint ventures or investment funds. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to continue to qualify as a REIT unless we are able to qualify for a statutory REIT “savings” provision, which may require us to pay a significant penalty tax to maintain our REIT qualification.
Distributions paid by REITs do not qualify for the reduced tax rates that apply to other corporate distributions.
The maximum tax rate for “qualified dividends” paid by corporations to non-corporate stockholders generally is 20%. Distributions paid by REITs to non-corporate stockholders generally are taxed at rates lower than ordinary income rates, but those rates are higher than the 20% tax rate on qualified dividend income paid by corporations. Although this does not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the preferential rates continue to apply to regular corporate qualified dividends, the more favorable rates for corporate dividends may cause non-corporate investors to perceive that an investment in a REIT is less attractive than an investment in a non-REIT entity that pays dividends, thereby reducing the demand and market price of shares of our common stock.
Legislative or regulatory tax changes could adversely affect us or our stockholders.
At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. Any such change could result in an increase in our, or our stockholders’, tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect our financial condition, the results of operations, and the amount of cash available for the payment of dividends. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation, or administrative interpretation.
In addition, the COVID-19 pandemic has left many state and local governments with reduced tax revenue, which may lead such governments to increase taxes or otherwise make significant changes to their state and local tax laws. If such changes occur, we may be required to pay additional taxes on our assets or income.
If our assets are deemed to be plan assets, we may be exposed to liabilities under Title I of Employee Retirement Income Security Act of 1974, or ERISA, and the Code.
In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets unless an exception applies. This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA or Section 4975 of the Code, may be applicable, and there may be liability under these and other provisions of ERISA and the Code. We believe that our assets should not be treated as plan assets because the shares of our common stock should qualify as “publicly-offered securities” that are exempt from the look-through rules under applicable Treasury Regulations. We note, however, that because certain limitations are imposed upon the transferability of shares of our common stock so that we may qualify as a REIT, and perhaps for other reasons, it is possible that this exemption may not apply. If that is the case, and if we are exposed to liability under ERISA or the Code, our performance and results of operations could be adversely affected.

RISKS RELATED TO BUSINESS CONTINUITY
Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could adversely affect our cash flows and stockholder returns.
We maintain insurance coverage with third-party carriers who provide a portion of the coverage of potential losses, including commercial general liability, fire, flood, extended coverage and rental loss insurance on all of our properties. We currently self-insure a portion of our commercial insurance deductible risk through our captive insurance company. To the extent that our captive insurance company is unable to bear that risk, we may be required to fund additional capital to our captive insurance company, or we may be required to bear that loss. As a result, our operating results may be adversely affected.
There are some types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or sublimits. Insurance risks associated with potential acts of terrorism could sharply increase the premiums that we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases insist that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit our ability to finance or refinance our shopping centers. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses. Changes in the cost or availability of insurance could expose us to uninsured casualty losses. If any of our shopping centers incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our stockholders’ investment. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, such payments could adversely impact our cash flows and ability to make distributions to our stockholders.
Climate change may adversely affect our business, financial condition, cash flows and results of operations.
Climate change, including the impact of global warming, creates physical and financial risks. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in storm intensity and severity of weather (e.g., floods, tornadoes or hurricanes) and extreme temperatures. The occurrence of sea level rise or one or more natural disasters, such as floods, tornadoes, hurricanes, tropical storms, wildfires, and earthquakes (whether or not caused by climate change), could cause considerable damage to our shopping centers, disrupt our operations and negatively affect our financial performance. To the extent any of these events results in significant damage to or closure of one or more of our shopping centers, our operations and financial performance could be adversely affected through lost Neighbors and an inability to lease or re‑lease the space. In addition, these events could result in significant expenses to restore or remediate a property, increases in fuel or other energy costs or a fuel shortage, and increases in the costs of (or making unavailable) insurance on favorable terms if they result in significant loss of property or other insurable damage. In addition, transition risks associated with new or more stringent laws or regulations or stricter interpretations of existing laws may require material expenditures by us. For example, various federal, state, and regional laws and regulations have been implemented or are under consideration to mitigate the effects of climate change caused by greenhouse gas emissions. Among other things, “green” building codes may seek to reduce emissions through the imposition of standards for design, construction materials, water and energy usage and efficiency, and waste management. Such codes could require us to make improvements to our shopping centers, increase the costs of maintaining or improving our shopping centers or developing new shopping centers, or increase taxes and fees assessed on us or our shopping centers.
As an owner and/or operator of real estate, we could become subject to liability for environmental violations, regardless of whether we caused such violations, and our efforts to identify environmental liabilities may not be successful.
We could become subject to liability in the form of fines or damages for noncompliance with environmental laws and regulations. These laws and regulations generally govern wastewater discharges; air emissions; the operation and removal of underground and above-ground storage tanks; the use, storage, treatment, transportation and disposal of hazardous materials and wastes; the remediation of contaminated property associated with the release or disposal of hazardous materials and wastes; and other health and safety-related concerns. U.S. federal, state, and local laws and regulations relating to the protection of the environment may require us, as a current or previous owner or operator of real property, to investigate and clean up hazardous or toxic substances or petroleum product releases at a property or at impacted neighboring properties. Some of these laws and regulations may impose strict or joint and several liability on tenants, owners, or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. Under various federal, state, and local environmental laws, ordinances, and regulations, a current or former owner or operator of real property may be liable for the cost to remove or remediate hazardous or toxic substances, wastes, or petroleum products on, under, from, or in such property. These costs could be substantial and liability under these laws may attach whether or not the owner or manager knew of, or was responsible for, the presence of such contamination. Even if more than one person may have been responsible for the contamination, each liable party may be held entirely responsible for all of the clean-up costs incurred. For example, many of our sites are currently or were formerly used for dry cleaning operations, and there have been and could be releases of chlorinated solvents as a result of these operations, which have resulted in and could give rise in the future to the requirement that we perform clean-up actions. As another example, many of our sites are currently or were formerly used for motor vehicle filling station and maintenance operations, and there have been and could be releases of petroleum products, hydraulic oil, or other substances associated with these operations, which have resulted in and could give rise in the future to the requirement that we or others investigate or remediate the releases. We may be subject to regulatory action and may also be held liable to third parties for personal injury or property damage incurred by such parties in connection with exposure to or offsite contamination caused by hazardous or toxic substances. The costs of investigation, removal or remediation of hazardous or toxic substances, and related liabilities, may be substantial and could materially and adversely affect us. The presence of hazardous or toxic substances, or the failure to remediate the related contamination, may also adversely affect our ability to sell, lease or redevelop a property or to borrow money using a property as collateral.
Although we believe that our portfolio is in substantial compliance with U.S. federal, state and local environmental laws and regulations regarding hazardous or toxic substances, and that there is no material contamination that we would be responsible for addressing, this belief is based on limited evaluation and testing. Nearly all of our shopping centers have been subjected to Phase I or similar environmental audits. These environmental audits (which do not include subsurface testing) have not revealed, nor are we aware of, any environmental liability that we believe is reasonably likely to have a material adverse effect on us. However, we cannot assure you that: (i) previous environmental studies with respect to the portfolio revealed all potential environmental liabilities; (ii) any previous owner, occupant or Neighbor of a property did not create any material environmental condition not known to us; (iii) the current environmental condition of the portfolio will not be affected by Neighbors and occupants, by the condition of nearby properties, or by other unrelated third parties; or (iv) future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations or the interpretation thereof) will not result in environmental liabilities.
We and our Neighbors face risks relating to cybersecurity attacks, which could cause loss of confidential information and other disruptions to business operations, and compliance with new laws and regulations regarding cybersecurity and privacy may result in substantial costs and may decrease cash available for distributions.
Cybersecurity attacks include attempts to gain unauthorized access to our data and/or computer systems to disrupt operations, corrupt data, or steal confidential information. We may face such cybersecurity attacks through malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, and other significant disruptions of our information technology, or IT, systems. The risk of a cybersecurity attack, including by computer hackers (individual or hacking organizations), foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. The techniques and sophistication used to conduct cyber-attacks and breaches of IT systems, as well as the sources and targets of these attacks, change frequently and are often not recognized until such attacks are launched or have been in place for a period of time.
Our IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations and, in some cases, may be critical to the operations of certain of our Neighbors. In addition to our own IT systems, we also depend on third parties to provide IT services relating to several key business functions, such as administration, accounting, communications, document management and storage, human resources, payroll, tax, investor relations and certain finance functions. Our IT systems and those provided by third parties may contain personal, financial, or other information that is entrusted to us by our Neighbors and associates, as well as proprietary PECO information and other confidential information related to our business. We and such third parties employ a number of measures to prevent, detect, and mitigate these threats, including password protection, firewalls, backup servers, malware detection, intrusion sensors, threat monitoring, user training, and periodic penetration testing; however, there is no guarantee that such efforts will be successful in preventing a cybersecurity attack.
As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. The primary risks that could directly result from the occurrence of a cyber-incident include operational interruption, damage to our relationship with our Neighbors, and private data exposure. Our financial results and business operations may be negatively affected by such an incident or the resulting negative media attention. A cybersecurity attack could: (i) disrupt the proper functioning of our networks and systems and therefore our operations and/or those of certain of our Neighbors; (ii) compromise the confidential or proprietary information of our Neighbors, associates, and vendors, which others could use to compete against us or for disruptive, destructive, or otherwise harmful purposes and outcomes; (iii) result in our inability to maintain the building systems relied upon by our Neighbors for the efficient use of their leased space; (iv) require significant management attention and resources to remedy and damages that result; (v) result in misstated financial reports, violations of loan covenants and/or missed reporting deadlines; (vi) result in our inability to properly monitor our compliance with the rules and regulations regarding our qualification as a REIT; (vii) subject us to claims for breach of contract, damages, credits, penalties, or termination of leases or other agreements or relationships; (viii) cause reputational damage that adversely affects Neighbor, investor, and associate confidence in us, which could negatively affect our ability to attract and retain Neighbors, investors, and associates; (ix) result in significant remediation costs, some or all of which may not be recoverable from our insurance carriers; and (x) result in increases in the cost of obtaining insurance on favorable terms, or at all, if the attack results in significant insured losses. Such security breaches also could result in a violation of applicable federal and state privacy and other laws, and subject us to private consumer, business partner, or securities litigation and governmental investigations and proceedings, any of which could result in our exposure to material civil or criminal liability, and we may not be able to recover these expenses from our service providers, responsible parties or insurance carriers. Similarly, our Neighbors rely extensively on IT systems to process transactions and manage their businesses and thus are also at risk from and may be adversely affected by cybersecurity attacks. An interruption in the business operations of our Neighbors or a deterioration in their reputation resulting from a cybersecurity attack, including unauthorized access to customers’ credit card data and other confidential information, could indirectly negatively affect our business and cause lost revenues. As of the date of this prospectus, we have not had any material incidents involving cybersecurity attacks.

REGULATORY AND LEGAL RISKS
Compliance or failure to comply with the Americans with Disabilities Act, or the ADA, and fire, safety, and other regulations could result in substantial costs and may decrease cash available for stockholder distributions.
Our shopping centers are or may become subject to the ADA, which generally requires that all places of public accommodation comply with federal requirements related to access and use by disabled persons. Compliance with the ADA’s requirements could require the removal of access barriers, and noncompliance may result in the imposition of injunctive relief, monetary penalties, or in some cases, an award of damages. While we attempt to acquire shopping centers that are already in compliance with the ADA or place the burden of compliance on the seller or other third party, such as a Neighbor, we cannot assure stockholders that we will be able to acquire shopping centers or allocate responsibilities in this manner. In addition, we are required to operate the shopping centers in compliance with fire and safety regulations, building codes, and other land use regulations, as they may be adopted by governmental entities and become applicable to the shopping centers. We may be required to make substantial capital expenditures to comply with these requirements, and these expenditures may reduce our net income and may have a material adverse effect on our ability to meet our financial obligations and make distributions to our stockholders.
We could be subject to legal or regulatory proceedings that may adversely affect our cash flows and results of operations.
As an owner and operator of public shopping centers, from time to time, we are party to legal and regulatory proceedings that arise in the ordinary course of business. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such litigation or proceedings. We could experience an adverse effect to our cash flows, financial condition, and results of operations due to an unfavorable outcome.

RISKS RELATED TO THIS OFFERING
There is currently no public market for shares of our common stock, and we cannot assure you that a public market will develop.
Prior to this offering, there has been no public market for shares of our common stock, and we cannot assure you that an active trading market will develop or be sustained. In the absence of a public trading market, a stockholder may be unable to liquidate an investment in shares of our common stock. The initial public offering price for shares of our common stock will be determined by agreement among us and the underwriters, and we cannot assure you that shares of our common stock will not trade below the initial public offering price following the completion of this offering. Whether a public market for shares of our common stock will develop will depend on a number of factors including the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate based companies), our financial performance and general stock and bond market conditions. If a robust public market for shares of our common stock does not develop, you may have difficulty selling shares of our common stock, which could adversely affect the price that you receive for such shares.
The estimated value per share, or EVPS, of our common stock is based on a number of assumptions that may not be accurate or complete and may not reflect the price at which shares of our common stock will trade when listed on a national securities exchange or the price a third party would pay to acquire us.
On April 29, 2021, our Board increased the EVPS of our common stock to $31.65 based substantially on the estimated market value of our portfolio of real estate properties and our third-party investment management business as of March 31, 2021. The increase was primarily driven by a significantly improved outlook for omni-channel grocery-anchored neighborhood shopping centers, a decrease in the applied discount rate as a result of a more stable economic environment and the 4% decrease in share count resulting from our tender offer during the three months ended December 31, 2020. We engaged a third-party valuation firm, Duff & Phelps, LLC, to provide a calculation of the range in EVPS of our common stock as of March 31, 2021, which reflected certain balance sheet assets and liabilities as of that date. Previously, our EVPS was $26.25, based substantially on the estimated market value of our portfolio of real estate properties and our third-party investment management business as of March 31, 2020. Our EVPS is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different EVPS, and this difference could be significant. The EVPS is not audited and does not represent a determination of the fair value of our assets or liabilities based on accounting principles generally accepted in the United States, nor does it represent a liquidation value of our assets and liabilities, the price a third party would pay to acquire us, the price at which our shares of common stock would trade in secondary markets, or the amount at which our shares of common stock would trade on a national securities exchange.
Accordingly, we can give no assurance that, (i) our shares would trade at or near the EVPS when listed on a national securities exchange; (ii) a stockholder would be able to resell his or her shares at the EVPS; (iii) a stockholder would ultimately realize distributions per share equal to the EVPS upon a liquidation of our assets and settlement of our liabilities; (iv) a stockholder would receive an amount per share equal to the EVPS upon a sale of the Company; (v) a third party would offer the EVPS in an arm’s-length transaction to purchase all or substantially all of our shares of common stock; (vi) another independent third-party appraiser or third-party valuation firm would agree with our EVPS; or (vii) the methodologies used to calculate our EVPS would be acceptable to the Financial Industry Regulatory Authority, or FINRA, for use on customer account statements or that the EVPS will satisfy the applicable annual valuation requirements under ERISA.
Furthermore, we have not made any adjustments to the valuation of our EVPS for the impact of other transactions occurring subsequent to March 31, 2021, including, but not limited to, asset acquisitions and dispositions. The value of our shares of common stock will fluctuate over time in response to developments related to individual real estate assets, the management of those assets, and changes in the real estate and finance markets. Because of, among other factors, the high concentration of our total assets in real estate and the number of shares of our common stock outstanding, changes in the value of individual real estate assets or changes in valuation assumptions could have a very significant impact on the value of our shares of common stock. The EVPS also does not take into account any disposition costs or fees for real estate properties, debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations, or the impact of restrictions on the assumption of debt. Accordingly, the EVPS may or may not be an accurate reflection of the fair market value of our stockholders’ investments and will not likely represent the amount of net proceeds that would result from an immediate sale of our assets.

The market price and trading volume of shares of our common stock may be volatile.
The U.S. stock markets, including Nasdaq, on which our common stock has been approved for listing, subject to official notice of issuance, have experienced significant price and volume fluctuations. As a result, the market price of shares of our common stock is likely to be similarly volatile, and investors in shares of our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. We cannot assure you that the market price of shares of our common stock will not fluctuate or decline significantly in the future.
In addition to the risks listed in this “Risk Factors” section, a number of factors could negatively affect the share price of our common stock or result in fluctuations in the price or trading volume of shares of our common stock, including:
•the annual yield from distributions on shares of our common stock as compared to yields on other financial instruments;
•equity issuances by us, or future sales of substantial amounts of shares of our common stock by our existing or future stockholders, or the perception that such issuances or future sales may occur;
•conversions of shares of our Class B common stock into shares of our common stock or sales of shares of our Class B common stock;
•increases in market interest rates or a decrease in our distributions to stockholders that lead purchasers of shares of our common stock to demand a higher yield;
•changes in market valuations of similar companies;
•fluctuations in stock market prices and volumes;
•additions or departures of key management personnel;
•our operating performance and the performance of other similar companies;
•actual or anticipated differences in our quarterly operating results;
•changes in expectations of future financial performance or changes in estimates of securities analysts;
•publication of research reports about us or our industry by securities analysts;
•failure to qualify as a REIT;
•adverse market reaction to any indebtedness we incur in the future;
•strategic decisions by us or our competitors, such as acquisitions, divestments, spin offs, joint ventures, strategic investments or changes in business strategy;
•the passage of legislation or other regulatory developments that adversely affect us or our industry;
•speculation in the press or investment community;
•changes in our earnings;
•failure to satisfy the listing requirements of Nasdaq;
•failure to comply with the requirements of the Sarbanes-Oxley Act;
•actions by institutional stockholders;
•changes in accounting principles; and
•general market conditions, including factors unrelated to our performance.
In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on our cash flows, our ability to execute our business strategy and our ability to make distributions to our stockholders.
Because we have a large number of stockholders and shares of our common stock have not been listed on a national securities exchange prior to this offering, there may be significant pent-up demand to sell shares of our common stock. Significant sales of shares of our common stock, or the perception that significant sales of such shares could occur, may cause the price of shares of our common stock to decline significantly.
As of June 30, 2021, and after giving effect to the reverse stock split described under the section titled “Reverse Stock Split” below, we had approximately 93.6 million shares of our common stock issued and outstanding. Prior to this offering, our common stock was not listed on any national securities exchange and the ability of stockholders to liquidate their investments was limited. Additionally, our share repurchase program, which, in any event, only allowed us to repurchase up to 5% of the weighted average number of shares of our common stock outstanding during the prior calendar year in any 12-month period, was suspended for DDI (death, qualifying disability or determination of incompetence) requests on March 25, 2021. The share repurchase program for standard requests had been suspended since August 7, 2019. As a result, there may be significant pent-up demand to sell shares of our common stock. A large volume of sales of shares of our common stock (whether they are shares of our common stock that are issued in the offering or shares of our common stock created by the automatic conversion of shares of our Class B common stock over time) could decrease the prevailing market price of shares of our common stock and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of sales of shares of our common stock are not effected, the mere perception of the possibility of these sales could depress the market price of shares of our common stock and have a negative effect on our ability to raise capital in the future.
Although shares of our Class B common stock will not be listed on a national securities exchange following the closing of this offering, sales of such shares or the perception that such sales could occur could have a material adverse effect on the per share trading price of shares of our common stock.
After giving effect to the reverse stock split described under the section titled “Reverse Stock Split” below, and following the Recapitalization, approximately 93.6 million shares of our Class B common stock would have been issued and outstanding as of June 30, 2021. Although shares of our Class B common stock will not be listed on a national securities exchange, these shares are not subject to transfer restrictions (other than the restrictions on ownership and transfer of stock set forth in our charter); therefore, such stock will be freely tradable. As a result, it is possible that a market may develop for shares of our Class B common stock, and sales of such shares, or the perception that such sales could occur, could have a material adverse effect on the per share trading price of shares of our common stock.
Additionally, all of the shares of our Class B common stock will convert automatically into common stock upon the six-month anniversary of the listing of shares of our common stock for trading on a national securities exchange, or earlier as approved by our Board with respect to all or any portion of the outstanding shares of our Class B common stock. As a result, holders of shares of our Class B common stock seeking to immediately liquidate their investment in our common stock could engage in immediate short sales of shares of our common stock prior to the date on which the shares of our Class B common stock converts into shares of our common stock and use the shares of our common stock that they receive upon conversion of their Class B common stock to cover these short sales in the future. Such short sales could depress the market price of shares of our common stock and limit the effectiveness of the Recapitalization as a strategy for limiting the number of shares of our common stock held by our stockholders prior to this offering that may be sold shortly after this offering.
We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.
We intend to use a portion of the net proceeds received from us to pay off the $375 million unsecured term loan maturing in April 2022, which currently bears interest at LIBOR plus 1.30% and is fully prepayable without penalty. See “Use of Proceeds.” We expect to use any remaining net proceeds to fund external growth with property acquisitions and for general corporate purposes. However, we have not yet committed to acquire specific shopping centers, and you will be unable to evaluate the economic merits of such investments before making an investment decision to purchase shares of our common stock in this offering. We have broad authority to invest in real estate investments that we may identify in the future, and we may make investments with which you do not agree. In addition, our investment policies may be amended or revised from time to time without a vote of our stockholders. Our management could have broad discretion in the use of certain of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of shares of our common stock. These factors increase the uncertainty, and thus the risk, of an investment in shares of our common stock.
Future offerings of debt securities, which would be senior to our common stock, or equity securities, which would dilute our existing stockholders and may be senior to our common stock, may adversely affect the market price of our common stock.
In the future, we may attempt to increase our capital resources by offering debt or equity securities, including medium term notes, senior or subordinated notes, and classes of preferred or common stock. Debt securities or shares of preferred stock will generally be entitled to receive interest payments or distributions, both current and in connection with any liquidation or sale, prior to the holders of our common stock. We are not required to offer any such additional debt or equity securities to existing common stockholders on a preemptive basis. Therefore, offerings of common stock or other equity securities may dilute the holdings of our existing stockholders. Future offerings of debt or equity securities, or the perception that such offerings may occur, may reduce the market price of our common stock and/or the distributions that we pay with respect to our common stock. Because we may generally issue any such debt or equity securities in the future without obtaining the consent of our stockholders, you will bear the risk of our future offerings reducing the market price of our common stock and diluting your proportionate ownership.
Our distributions to stockholders may change, which could adversely affect the market price of shares of our common stock.
All distributions will be at the sole discretion of our Board and will depend upon our actual and projected financial condition, results of operations, cash flows, liquidity and FFO, maintenance of our REIT qualification and such other matters as our Board may deem relevant from time to time. We intend to evaluate distributions throughout 2021, and it is possible that stockholders may not receive distributions equivalent to those previously paid by us for various reasons, including the following: we may not have enough cash to pay such distributions due to changes in our cash requirements, indebtedness, capital spending plans, operating cash flows, or financial position; decisions on whether, when, and in what amounts to make any future distributions will remain at all times entirely at the discretion of the Board, which reserves the right to change our distribution practices at any time and for any reason; our Board may elect to retain cash for investment purposes, working capital reserves or other purposes, or to maintain or improve our credit ratings; and the amount of distributions that our subsidiaries may distribute to us may be subject to restrictions imposed by state law, state regulators, and/or the terms of any current or future indebtedness that these subsidiaries may incur. Stockholders have no contractual or other legal right to distributions that have not been authorized by the Board and declared by the Company. We may not be able to make distributions in the future or may need to fund such distributions from external sources, as to which no assurances can be given. In addition, as noted above, we may choose to retain operating cash flow, and these retained funds, although increasing the value of our underlying assets, may not correspondingly increase the market price of shares of our common stock. Our failure to meet the market’s expectations with regard to future cash distributions likely would adversely affect the market price of shares of our common stock.

If we pay distributions from sources other than our cash flows from operations, we may not be able to sustain our distribution rate, we may have fewer funds available for investment in shopping centers and other assets, and our stockholders’ overall returns may be reduced.
Our organizational documents permit us to pay distributions from any source without limit (other than those limits set forth under Maryland law). To the extent we fund distributions from borrowings, we will have fewer funds available for investment in real estate properties and other real estate-related assets, and our stockholders’ overall returns may be reduced. At times, we may need to borrow funds to pay distributions, which could increase the costs to operate our business. Furthermore, if we cannot cover our distributions with cash flows from operations, we may be unable to sustain our distribution rate.
Increases in market interest rates may result in a decrease in the value of shares of our common stock.
One of the factors that may influence the price of shares of our common stock will be the dividend distribution rate on our common stock (as a percentage of the price of shares of our common stock) relative to market interest rates. If market interest rates rise, prospective purchasers of shares of our common stock may expect a higher distribution rate. Higher interest rates would not, however, result in more funds being available for distribution and, in fact, would likely increase our borrowing costs and might decrease our funds available for distribution. We therefore may not be able, or we may not choose, to provide a higher distribution rate. As a result, prospective purchasers may decide to purchase other securities rather than shares of our common stock, which would reduce the demand for, and result in a decline in the market price of, shares of our common stock.
If we fail to maintain an effective system of internal control over financial reporting and disclosure controls, we may not be able to accurately and timely report our financial results.
Effective internal control over financial reporting and disclosure controls are necessary for us to provide reliable financial reports, effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We are currently required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, and as of December 31, 2022, we expect that we will be required to have our independent registered public accounting firm attest to the same, as required by Section 404 of the Sarbanes-Oxley Act of 2002. To date, the audit of our consolidated financial statements by our independent registered public accounting firm has included a consideration of internal control over financial reporting as a basis of designing their audit procedures, but not for the purpose of expressing an opinion (as will be required pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002) on the effectiveness of our internal control over financial reporting. If a material weakness or significant deficiency was to be identified in our internal control over financial reporting, we may also identify deficiencies in some of our disclosure controls and procedures that we believe require remediation. If we or our independent registered public accounting firm discover weaknesses, we will make efforts to improve our internal control over financial reporting and disclosure controls. However, there is no assurance that we will be successful. Any failure to maintain effective controls or timely effect any necessary improvement of our internal control over financial reporting and disclosure controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect the listing of our common stock on Nasdaq. Ineffective internal control over financial reporting and disclosure controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the per share trading price of our common stock.
We have no operating history as a publicly traded company and may not be able to successfully operate as a publicly traded company.
We have no operating history as a publicly traded company. We cannot assure you that the past experience of our senior management team will be sufficient to successfully operate our Company as a publicly traded company. Upon completion of this offering, we will be required to comply with the Nasdaq listing standards, and this transition could place a significant strain on our management systems, infrastructure and other resources. Failure to operate successfully as a publicly traded company would have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS
Certain statements contained in this prospectus, other than historical facts, may be considered forward-looking statements within the meaning of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995 (collectively with the Securities Act and Exchange Act, the “Acts”). These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which the Company operates, and beliefs of, and assumptions made by, management of the Company and involve uncertainties that could significantly affect the financial results of the Company. We intend for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in the Acts. Such forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “can,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” “possible,” “initiatives,” “focus,” “seek,” “objective,” “goal,” “strategy,” “plan,” “potential,” “potentially,” “preparing,” “projected,” “future,” “long-term,” “once,” “should,” “could,” “would,” “might,” “uncertainty,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the SEC.
Such statements include, but are not limited to: (i) statements about our plans, strategies, initiatives, and prospects; (ii) statements about the COVID-19 pandemic, including its duration and potential or expected impact on our tenants, our business and our view on forward trends; and (iii) statements about our future results of operations, capital expenditures, and liquidity. Such statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those projected or anticipated, including, without limitation:
•changes in national, regional, or local economic climates;
•local market conditions, including an oversupply of space in, or a reduction in demand for, shopping centers similar to those in our portfolio;
•use of proceeds of this offering;
•vacancies, changes in market rental rates, and the need to periodically repair, renovate, and re-let space;
•competition from other available shopping centers and the attractiveness of shopping centers in our portfolio to our tenants;
•the financial stability of our tenants, including, without limitation, their ability to pay rent;
•our ability to pay down, refinance, restructure, or extend our indebtedness as it becomes due;
•increases in our borrowing costs as a result of changes in interest rates and other factors, including the potential phasing out of LIBOR after 2021;
•the economic, political and social impact of, and uncertainty relating to, the COVID-19 pandemic, including:
◦the measures taken by federal, state, and local government agencies and tenants in response to the COVID-19 pandemic, including mandatory business shutdowns, “stay-at-home” orders and social distancing guidelines, the duration of any such measures and the extent to which the revenues of our tenants recover following the lifting of such restrictions;
◦the effectiveness or lack of effectiveness of governmental relief in providing assistance to individuals and businesses adversely impacted by the COVID-19 pandemic, including our tenants;
◦the effects of the COVID-19 pandemic on the demand for consumer goods and services and levels of consumer confidence in the safety of visiting shopping centers as a result of the COVID-19 pandemic;
◦the impact of the COVID-19 pandemic on our tenants and their ability and willingness to renew their leases upon expiration;
◦our ability to re-lease our properties on the same or better terms, or at all, in the event of non-renewal or in the event we exercise our right to replace an existing tenant;
◦the loss or bankruptcy of our tenants, particularly in light of the adverse impact to the financial health of many retailers and service providers that has occurred and continues to occur as a result of the COVID-19 pandemic;
◦the pace of recovery following the COVID-19 pandemic given the current severe economic contraction and increase in unemployment rates;
◦to the extent we were and are seeking to dispose of properties in the near term, significantly greater uncertainty regarding our ability to do so at attractive prices or at all; and
◦our ability to implement cost containment strategies;
•potential liability for environmental matters;
•damage to our properties from catastrophic weather and other natural events, and the physical effects of climate change;
•our ability and willingness to maintain our qualification as a REIT in light of economic, market, legal, tax and other considerations;
•changes in tax, real estate, environmental, and zoning laws;
•information technology security breaches;

•our corporate responsibility initiatives;
•loss of key executives; and
•additional factors described in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management's Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business and Properties.”
Should one or more of the risks or uncertainties described above or elsewhere in this prospectus occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this prospectus.
All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that the Company or persons acting on their behalf may issue.
Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this prospectus.

USE OF PROCEEDS
We estimate that the net proceeds we will receive from this offering, after deducting the underwriting discount and our estimated offering expenses, will be approximately $439.5 million (or approximately $506.4 million if the underwriters exercise their overallotment option in full), based on the public offering price of $28.00 per share.
We will contribute the net proceeds from this offering to the Operating Partnership in exchange for OP units. We expect the Operating Partnership to use the net proceeds received from us to:
•pay off the $375 million unsecured term loan maturing in April 2022, which currently bears interest at LIBOR plus 1.30% and is fully prepayable without penalty;
•fund external growth with property acquisitions; and
•fund other general corporate uses.
Pending the permanent use of the net proceeds from this offering, we intend to invest the net proceeds in interest-bearing, short-term investment-grade securities, money-market accounts or other investments that are consistent with our intention to qualify for taxation as a REIT for U.S. federal income tax purposes.
Certain of the underwriters and/or their respective affiliates are acting as lenders under our term loan credit facility, and will receive their pro rata portion of the approximately $375 million of the net proceeds from this offering used to repay amounts outstanding under the facility.

RECAPITALIZATION
Our stockholders approved an amendment to our charter, or Articles of Amendment, that effected a change of each share of our common stock outstanding at the time the amendment became effective into one share of a newly created class of Class B common stock, which we refer to as the “Recapitalization.” The Articles of Amendment became effective upon filing with, and acceptance by, the SDAT on July 2, 2021.
Upon the six-month anniversary of the listing of our common stock for trading on a national securities exchange (or such earlier date or dates as may be approved by our Board in certain circumstances with respect to all or any portion of the outstanding shares of our Class B common stock), each share of our Class B common stock will automatically, and without any stockholder action, convert into one share of our listed common stock. In all other respects, our Class B common stock has identical preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption as our common stock offered in this offering.
There is no public market for shares of our Class B common stock. Until the shares of our Class B common stock convert into common stock and become listed on a national securities exchange, they will not be traded on a national securities exchange. As a result, holders of our Class B common stock have very limited, if any, liquidity options with respect to their shares of our Class B common stock until such conversion.

REVERSE STOCK SPLIT
We effected a one-for-three reverse stock split effective on July 2, 2021. In addition, we effected a corresponding reverse split of our Operating Partnership’s OP units. As a result of the reverse stock and OP unit split, every three shares of our common stock and OP units were automatically combined and converted into one issued and outstanding share of common stock or OP unit, as applicable, rounded to the nearest 1/100th share or OP unit. The reverse stock and OP unit splits impacted all classes of common stock and OP units proportionately and had no impact on any stockholder’s or limited partner’s percentage ownership of all issued and outstanding common stock or OP units. Unless otherwise indicated, the information in this prospectus gives effect to the reverse stock and OP unit splits.

DISTRIBUTION POLICY
We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2010. As a REIT, we have made, and intend to continue to make, distributions each taxable year equal to at least 90% of our taxable income (excluding capital gains and computed without regard to the dividends paid deduction). Since our inception, through May 2021, we made an aggregate of $1.8 billion of distributions and share repurchases. In March 2020, as a result of the uncertainty surrounding the COVID-19 pandemic, our Board temporarily suspended stockholder distributions, effective after the payment of the March 2020 distribution on April 1, 2020. Beginning in December 2020, we resumed making monthly distributions to our stockholders at the current rate of $0.08499999 per share, or $1.02 annualized, and have continued to do so at the same rate through June 2021. On June 14, 2021, our Board declared a distribution to our stockholders of the same amount payable on July 1, 2021. Purchasers of shares of common stock in this offering will not receive the distribution payable July 1, 2021 on such shares.
We intend to make a distribution to holders of our common stock offered in this offering, when, as and if authorized by our Board out of legally-available funds, based on a distribution rate of $0.085 per share of common stock beginning the first month following this offering. On an annualized basis, this would be $1.02 per share of common stock, or an annualized distribution rate of 3.6% based on the public offering price of $28.00 per share. We estimate that this annual distribution rate will represent approximately 66.0% of our estimated cash available for distribution to stockholders for the 12 months ending March 31, 2022, assuming that the underwriters do not exercise their option to purchase up to an additional 2,550,000 shares to cover overallotments, if any. We do not intend to reduce the annualized distribution per share of common stock if the underwriters exercise their option to purchase additional shares. Our intended annual distribution rate has been established based on our estimate of cash available for distribution for the 12 months ending March 31, 2022, which we have calculated based on adjustments to our net loss for the 12 months ended March 31, 2021. This estimate was based on our historical operating results and does not take into account our long-term business and growth strategies, nor does it take into account any unanticipated expenditures we may have to make or any financings for such expenditures. In estimating our cash available for distribution for the 12 months ending March 31, 2022, we have made certain assumptions as reflected in the table and footnotes below.
Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts. In addition, our estimate of cash available for distribution does not include the approximately $4 million to $6 million of incremental cash general and administrative expenses expected to be incurred subsequent to the completion of this offering in order to operate as a listed public company but that are not reflected in our net loss for the 12 months ending March 31, 2021. It also does not reflect the amount of cash estimated to be used for investing activities, financing activities or other activities, other than estimated recurring capital expenditures, contractual obligations for tenant improvement costs, leasing commissions and redevelopment costs and scheduled principal payments on debt. Any such investing and/or financing activities may have a material and adverse effect on our estimate of cash available for distribution. Because we have made the assumptions described herein in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations, FFO, Core FFO, Adjusted FFO, liquidity or financial condition, and we have estimated cash available for distribution for the sole purpose of determining our estimated annual distribution amount. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to make distributions. In addition, the methodology upon which we made the adjustments described herein is not necessarily intended to be a basis for determining future distributions.
We intend to maintain or increase our distribution rate for the 12 months following the completion of this offering unless our results of operations, FFO, Core FFO, Adjusted FFO, liquidity, cash flows, financial condition, prospects, economic conditions or other factors differ materially from the assumptions used in projecting our distribution rate. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the distribution rate. However, we cannot assure you that our estimate will prove accurate, and actual distributions may therefore be significantly below the expected distributions. Our actual results of operations will be affected by a number of factors, including the revenue received from our properties, our operating expenses, interest expense and unanticipated capital expenditures. We may, from time to time, be required, or elect, to borrow under our revolving credit facility or otherwise to pay distributions.
We cannot assure you that our estimated distributions will be made or sustained or that our Board will not change our distribution policy in the future. Any distributions will be at the sole discretion of our Board, and their form, timing and amount, if any, will depend upon a number of factors, including our actual and projected results of operations, FFO, Core FFO, Adjusted FFO, liquidity, cash flows and financial condition, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, applicable law, including restrictions on distributions under Maryland law, and such other factors as our Board deems relevant. For more information regarding risk factors that could materially and adversely affect us and our ability to make cash distributions, see “Risk Factors.” If our operations do not generate sufficient cash flow to enable us to pay our intended or required distributions, we may be required to fund distributions from working capital, borrow or raise equity, or reduce such distributions. In addition, our charter allows us to issue preferred stock that could have a preference on distributions and could limit our ability to make distributions to our stockholders. Additionally, under certain circumstances, agreements relating to our indebtedness could limit our ability to make distributions to our stockholders.
Federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income (excluding capital gains and computed without regard to the dividends paid deduction) and that it pay tax at the corporate rate to the extent that it annually distributes less than 100% of its REIT taxable income (excluding capital gains and computed without regard to the dividends paid deduction). In addition, a REIT will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, see “Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will be sufficient to enable us to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of corporate and excise taxes.

However, under some circumstances, we may be required to make distributions in excess of cash available for distribution in order to meet these distribution requirements or to avoid or minimize the imposition of tax and we may need to borrow funds to make certain distributions.
The following table sets forth calculations relating to the estimated initial distribution after this offering based on our net loss for the 12 months ended March 31, 2021 and is provided solely for the purpose of illustrating the estimated initial distribution after this offering and is not intended to be a basis for future distribution. Dollar amounts are in thousands:

Net income for the year ended December 31, 2020	$5,462
Less: Net income for the three months ended March 31, 2020	(11,199)
Add: Net income for the three months ended March 31, 2021	117
Net loss for the 12 months ended March 31, 2021	$(5,620)
Add: Depreciation and amortization of real estate assets	218,262
Add: Non-cash impairment charges(1)	7,782
Add: Depreciation and amortization of corporate assets	5,531
Add: Non-cash change in fair value of earn-out liability(2)	16,000
Add: Non-cash interest expense and loss on debt extinguishment	7,309
Add: Non-cash share-based compensation, net	6,154
Add: Estimated net increase in contractual lease revenues(3)	27,963
Less: Estimated net decrease in contractual lease revenues(4)	(15,074)
Add: Estimated decrease in uncollectible tenant receivables(5)	20,052
Less: Adjustments related to acquisition and disposition activity(6)	(3,738)
Add: Transaction and acquisition expenses(7)	635
Less: Gain on the disposal of property, net	(21,912)
Less: Amortization of above- and below-market leases(8)	(3,223)
Less: Straight-line rental income and expense adjustments(9)	(2,461)
Add: Adjustments related to unconsolidated joint ventures(10)	1,476
Estimated cash flows from operating activities for the 12 months ending March 31, 2022	$259,136
Less: Estimated recurring capital expenditures(11)	(18,866)
Less: Contractual obligations for tenant improvement costs, leasing commissions, and redevelopment costs(12)	(37,606)
Less: Scheduled principal payments on debt(13)	(8,136)
Estimated cash available for distribution for the 12 months ending March 31, 2022	$194,528
Share of estimated cash available to the Operating Partnership for distribution attributable to holders of OP units(14)	11.8%
Share of estimated cash available to the Operating Partnership for distribution attributable to Phillips Edison & Company, Inc.(14)	88.2%
Total estimated initial annual distribution to our stockholders and to holders of OP units(15)	$128,432
Total estimated initial annual distribution to holders of OP units	$15,103
Total estimated initial annual distribution to our stockholders(15)	$113,329
Estimated initial annual distributions per share of our common stock	$1.02
Payout ratio based on our Company’s share of estimated cash available for distribution(16)	66.0%
(1)Represents the elimination of non-cash impairment charges recognized on properties and other assets for the 12 months ended March 31, 2021.
(2)Represents the elimination of non-cash charges recognized in connection with the change in the fair value of our earn-out liability, primarily as a result of an increase in the valuation of our common stock as well as improved market conditions during the 12 months ended March 31, 2021.
(3)Represents the net increase in contractual lease revenue from (i) scheduled fixed rent increases, (ii) net increases from new leases or renewals that were not in effect for the entire 12 months ended March 31, 2021 and (iii) new leases or renewals that were signed prior to the date of this prospectus and will go into effect during the 12 months ending March 31, 2022.

(4)Represents the net decrease in contractual rent from (i) lease expirations, including leases that are not projected to be renewed based on our portfolio retention rate of approximately 84.8%, which is the weighted average portfolio retention rate we experienced over the last three years ended December 31, 2020, and (ii) leases that expired during the 12 month period ended March 31, 2021. Our portfolio retention rates for each of the last three years were as follows: 2020 – 85.2%, 2019 – 85.7% and 2018 – 83.2%. Leases that are projected to be renewed are assumed to continue at the rental amount the Neighbors were obligated to pay in the last month of the expiring lease.
(5)Represents an estimate of the reduction in the amount of uncollectible tenant receivables for the 12 months ending March 31, 2022 compared to the 12 months ended March 31, 2021. The COVID-19 pandemic had an outsized effect on the collectibility of receivables during the 12 months ended March 31, 2021, increasing our revenue adjustments for collectibility to approximately 5.3% of our lease revenues before non-cash amortization and straight-line rent adjustments, compared to approximately 1.1% and 0.8% of our lease revenues before non-cash amortization and straight-line rent adjustments for the years ended December 31, 2019 and 2018, respectively, or an average of approximately 1.0%. During the three months ended March 31, 2021, we recorded revenue adjustments for collectibility of $1.7 million, or 1.4% of our lease revenues before non-cash amortization and straight-line rent adjustments, demonstrating a reversion to collectibility adjustment levels more consistent with historical averages. While we believe our revenue adjustments for collectibility for the 12 months ended March 31, 2022 will further normalize, approximating historical averages, for purposes of calculating the distribution in the above table, we have assumed we will record approximately $6.9 million of revenue adjustments for collectibility for the 12 months ending March 31, 2022 based on an annualization of the revenue adjustments for collectibility of $1.7 million we recorded during the three months ended March 31, 2021. This $6.9 million of revenue adjustments for collectibility represents a decrease of approximately $20.1 million from the $27.0 million of adjustments we recorded for the 12 months ended March 31, 2021.
(6)Represents the net contribution to cash available for distribution from (i) the net decrease associated with property acquisitions and dispositions that were consummated during the 12 months ended March 31, 2021 and (ii) the net decrease associated with property acquisitions and dispositions that (a) were consummated after March 31, 2021 and (b) are subject to executed purchase and sale agreements prior to the date of this prospectus and are scheduled to be consummated during the 12 months ending March 31, 2022.
(7)Represents the elimination of non-capitalizable transaction expenses associated with the acquisition and disposition activity described in footnote 6 above.
(8)Represents the elimination of non-cash amortization of above-market and below-market lease intangibles for the 12 months ended March 31, 2021.
(9)Represents the elimination of adjustments from cash basis to straight-line accrual basis of revenue recognition for the 12 months ended March 31, 2021.
(10)Represents our pro rata share of the adjustments set forth in the above table associated with properties owned through our unconsolidated joint ventures.
(11)For purposes of calculating the distribution in the above table, we have assumed we will incur approximately $15.5 million of recurring capital expenditures, calculated based on $0.50 psf of recurring property-related capital expenditures and $3.4 million per year of recurring corporate capital expenditures, which are the weighted average recurring property-related capital expenditures and average corporate capital expenditures we experienced over the last three years ended December 31, 2020. Recurring property-related capital expenditures are costs to maintain properties and their common areas, including new roofs, paving of parking lots and other general upkeep items, and recurring corporate capital expenditures are primarily costs for computer software and equipment. Our recurring property-related capital expenditures psf for each of the last three years were as follows: 2020 – $0.42, 2019 – $0.62 and 2018 – $0.47. Our recurring corporate capital expenditures for each of the last three years were as follows: 2020 – $4.3 million, 2019 – $2.7 million and 2018 – $3.2 million.
(12)For purposes of calculating the distribution in the above table, we have assumed that between March 31, 2021 and March 31, 2022 we will incur (i) approximately $31.0 million of tenant improvements and leasing commissions costs that we are contractually obligated to provide pursuant to the terms of new and renewal leases that have been signed prior to the date of this prospectus, (ii) approximately $4.9 million of tenant improvements and leasing commissions costs for projected renewal leases described in footnote 4 above assuming tenant improvement and leasing commission costs of $2.66 psf, which is the weighted average tenant improvement and leasing commission costs psf for renewal leases we experienced over the last three years ended December 31, 2020, and (iii) interest expense of $1.7 million on approximately $55.1 million of capital expenditures related to redevelopment projects, as we intend to finance redevelopment projects using draws on our revolving credit facility. Our tenant improvement and leasing commission costs psf for renewal leases for each of the last three years were as follows: 2020 – $2.65 psf, 2019 – $2.53 psf and 2018 – $2.81 psf. During the 12 months ending March 31, 2022, we expect to have additional tenant improvement and leasing commission costs of approximately $6 million to $8 million related to new leasing that occurs after the date of this prospectus. Any increases in such costs would be directly related to such new leasing in that such costs would only be committed to when a new lease is signed. Except for the estimate of tenant improvement and leasing commission costs for the estimated renewal leases described in footnote 4 above, increases in costs for tenant improvements and leasing commissions for any such new leases are not included herein. We expect that all tenant improvements and leasing costs will be funded entirely from cash flow from operations.
(13)Represents scheduled payments of mortgage loan principal due during the 12 months ending March 31, 2022. Does not include $48.1 million of commercial mortgage-backed securities scheduled to mature during the 12 months ending March 31, 2022 based on the assumption that we will be able to fund these amounts under our revolving credit facility at the current interest rates on such maturing debt.

(14)Based on a total of 14,806,383 OP units (excluding OP units held by us) and 111,106,592 shares of our common stock and Class B common stock to be outstanding after this offering (assuming that the underwriters do not exercise their option to purchase up to an additional 2,550,000 shares to cover overallotments, if any). If the underwriters exercise their overallotment option in full, (i) a total of 113,656,592 shares of our common stock would be outstanding after this offering and (ii) the share of estimated cash available to the Operating Partnership for distribution attributable to holders of OP units (excluding OP units held by us) and Phillips Edison & Company, Inc. would be 11.5% and 88.5%, respectively.
(15)Based on a total of 14,806,383 OP units (excluding OP units held by us) and 111,106,592 shares of our common stock and Class B common stock to be outstanding after this offering (assuming that the underwriters do not exercise their option to purchase up to an additional 2,550,000 shares to cover overallotments, if any). If the underwriters exercise their overallotment option in full, (i) a total of 113,656,592 shares of our common stock would be outstanding after this offering and (ii) the total estimated initial annual distribution to our stockholders and to holders of OP units would increase to approximately $131.0 million, approximately $115.9 million of which would be attributable to the estimated initial annual distribution to our stockholders.
(16)Calculated as estimated initial annual distribution to stockholders divided by Phillips Edison & Company, Inc.’s share of estimated cash available for distribution for the 12 months ending March 31, 2022, assuming the underwriters do not exercise their option to purchase up to an additional 2,550,000 shares to cover overallotments, if any. If instead the underwriters’ overallotment option is exercised in full, the payout ratio based on our Company’s share of estimated cash available for distribution would be 67.4%.

CAPITALIZATION
The following table sets forth our capitalization as of March 31, 2021
•on a historical basis; and
•on an as adjusted basis to give effect to the Recapitalization (which will be effected prior to the completion of this offering), the reverse stock and OP unit splits, the issuance by us of 17,000,000 shares of common stock in this offering (assuming that the underwriters do not exercise their option to purchase up to an additional 2,550,000 shares to cover overallotments, if any) at the public offering price of $28.00 per share, the Refinancing (as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt”), the Listing Equity Grants, and the use of the net proceeds from this offering as set forth in “Use of Proceeds.”
You should read this table together with “Use of Proceeds,” “Recapitalization,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

	As of March 31, 2021
(in thousands, except per share data)	Historical	As Adjusted
Cash, cash equivalents, and restricted cash:
Cash and cash equivalents	$20,258	$86,183
Restricted cash	41,995	41,995
Total cash, cash equivalents, and restricted cash	$62,253	$128,178

Revolving credit facility	$—	$—
Term loans	1,622,500	1,255,000
Secured loan facilities	395,000	395,000
Mortgages	273,590	273,590
Stockholders’ equity:
Preferred stock, $0.01 par value	—	—
Common stock, $0.01 par value per share(1)(2)	2,807	175
Class B common stock, $0.01 par value per share	—	936
Additional paid in capital(1)(2)	2,746,891	3,203,210
Accumulated deficit	(1,023,155)	(1,023,155)
Accumulated other comprehensive loss	(41,695)	(41,695)
Total stockholders’ equity	1,684,848	2,139,471
Noncontrolling interests(3)	324,558	364,845
Total equity	2,009,406	2,504,316
Total Capitalization	$4,300,496	$4,427,906
(1)Excludes (i) 4,903,530 shares of common stock or LTIP units available for future issuance under our 2020 Omnibus Incentive Plan, and (ii) shares of common stock that may be acquired by redeeming OP units. Each share of our common stock outstanding before July 2, 2021 has been changed into one share of a newly created class of Class B common stock.
(2)Excludes 218,421 shares of stock underlying unvested performance-based restricted stock units (such number of shares assumes that we issue shares of common stock underlying such unvested performance-based awards at maximum levels for the performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of shares issued under those plans could be less than the amount reflected above). Historical excludes and as adjusted includes 467,075 shares of unvested restricted stock and stock underlying unvested time-based restricted stock units.
(3)As adjusted includes (i) 1,000,000 OP units we expect to settle the earn-out we entered into in connection with the PELP Transaction and (ii) 438,833 unvested time-based LTIP units. Historical and as adjusted exclude (x) OP units held directly or indirectly by us, (y) up to 666,667 additional OP units we may issue to settle the earn-out we entered into in connection with the PELP Transaction and (z) 1,073,869 unvested performance-based LTIP units (such number of OP units assumes that such unvested performance-based awards vest at maximum levels for the performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of OP units which vest under those awards could be less than the amount reflected above). See “Sensitivity Analysis.” OP units are redeemable for cash or, at our election, shares of our common stock on a one-for-one basis, subject to adjustment in certain circumstances. For purposes of the foregoing, LTIP units are long-term equity incentive awards in the form of Class B or Class C limited partnership units of the Operating Partnership, that vest over time or based on performance. Upon the occurrence of certain events described in the Operating Partnership’s partnership agreement, Class B or Class C units may convert into an equal number of OP units.

SELECTED FINANCIAL DATA
Our consolidated balance sheet data as of December 31, 2020 and 2019 and consolidated operating data for the years ended December 31, 2020, 2019, and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated balance sheet data as of December 31, 2018, 2017, and 2016 and our consolidated operating data for the years ended December 31, 2017 and 2016 have been derived from our consolidated financial statements not included in this prospectus. The below information also includes our unaudited consolidated balance sheet data as of March 31, 2021 and 2020 and our unaudited consolidated operating data for the three months ended March 31, 2021 and 2020, which have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited financial statements and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information contained in those statements. Our consolidated financial data included below and set forth elsewhere in this prospectus are not necessarily indicative of our future performance.
You should read the following selected financial and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
(in thousands, except per share amounts)	2021	2020	2020	2019	2018	2017	2016
Operating Data:
Total revenues	$130,381	$131,523	$498,017	$536,706	$430,392	$311,543	$257,730
Property operating expenses	22,202	21,762	87,490	90,900	77,209	53,824	41,890
Real estate tax expenses	16,573	17,112	67,016	70,164	55,335	43,456	36,627
General and administrative expenses	9,341	10,740	41,383	48,525	50,412	36,348	31,804
Impairment of real estate assets	5,000	—	2,423	87,393	40,782	—	—
Interest expense, net	20,063	22,775	85,303	103,174	72,642	45,661	32,458
Net income (loss)	117	11,199	5,462	(72,826)	46,975	(41,718)	9,043
Net income (loss) attributable to stockholders	103	9,769	4,772	(63,532)	39,138	(38,391)	8,932
Per Share Data:
Net income (loss) per share - basic	$0.00	$0.10	$0.05	$(0.67)	$0.60	$(0.63)	$0.15
Net income (loss) per share - diluted	$0.00	$0.10	$0.05	$(0.67)	$0.59	$(0.63)	$0.15
Common stock distributions declared per share	$0.255	$0.503	$0.588	$2.010	$2.010	$2.010	$2.010
Weighted-average shares outstanding - basic	93,490	96,652	96,760	94,636	65,534	61,261	61,292
Weighted-average shares outstanding - diluted	106,995	111,076	111,156	109,039	80,456	65,499	62,221
Balance Sheet Data:
Total investment in real estate assets	$5,260,013	$5,256,532	$5,295,137	$5,257,999	$5,380,344	$3,751,927	$2,584,005
Cash and cash equivalents	20,258	36,532	104,296	17,820	16,791	5,716	8,224
Total assets	4,566,601	4,767,012	4,678,563	4,828,195	5,163,477	3,526,082	2,380,188
Debt obligations, net	2,276,972	2,356,401	2,292,605	2,354,099	2,438,826	1,806,998	1,056,156
Other Operational Data:(1)
NOI	$87,079	$87,936	$332,023	$355,796	$272,450	$204,407	$173,910
FFO attributable to stockholders and convertible noncontrolling interests	44,980	68,247	221,681	217,010	156,222	84,150	110,406
Core FFO	63,558	60,242	220,407	230,866	176,126	132,011	114,636
Adjusted FFO	56,879	52,820	187,613	189,330	130,770	97,229	84,085
(1)For definitions of these metrics, reconciliations of these metrics to the most directly comparable GAAP financial measure and a statement of why our management believes the presentation of these metrics provides useful information to investors and any additional purposes for which management uses these metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in “Risk Factors” and elsewhere in this prospectus. Our results of operations and financial condition, as reflected in the accompanying financial statements and related notes, are subject to management’s evaluation and interpretation of business conditions, changing capital market conditions and other factors that could affect the ongoing viability of our tenants. You should read the following discussion with “Cautionary Statement Concerning Forward-Looking Statements,” “Our Business and Properties” and the financial statements and related notes included elsewhere in this prospectus.
Key Performance Indicators and Defined Terms
We use certain key performance indicators, or KPIs, which include both financial and nonfinancial metrics, to measure the performance of our operations. We believe these KPIs, as well as the core concepts and terms defined below, allow our Board, management, and investors to analyze trends around our business strategy, financial condition, and results of operations in a manner that is focused on items unique to the retail real estate industry.
We do not consider our non-GAAP measures included as KPIs to be alternatives to measures required in accordance with GAAP. Certain non-GAAP measures should not be viewed as an alternative measure of our financial performance as they may not reflect the operations of our entire portfolio, and they may not reflect the impact of general and administrative expenses, depreciation and amortization, interest expense, other income (expense), or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our shopping centers that could materially impact our results from operations. Additionally, certain non-GAAP measures should not be considered as an indication of our liquidity, nor as an indication of funds available to cover our cash needs, including our ability to fund distributions, and may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate our business in the manner currently contemplated. Accordingly, non-GAAP measures should be reviewed in connection with other GAAP measurements, and should not be viewed as more prominent measures of performance than net income (loss) or cash flows from operations prepared in accordance with GAAP. Other REITs may use different methodologies for calculating similar non-GAAP measures, and accordingly, our non-GAAP measures may not be comparable to other REITs.
Our KPIs and terminology can be grouped into three key areas:
Portfolio—Portfolio metrics help management to gauge the health of our centers overall and individually.
•anchor space—We define an anchor space as a space greater than or equal to 10,000 square feet of gross leasable area, or GLA.
•ABR—We use ABR to refer to the monthly contractual base rent as of the end of the applicable period, multiplied by 12 months.
•ABR per square foot—This metric is calculated by dividing ABR by leased GLA. Increases in ABR per square foot can be an indication of our ability to create rental rate growth in our centers, as well as an indication of demand for our spaces, which generally provides us with greater leverage during lease negotiations.
•GLA—We use GLA to refer to the total occupied and unoccupied square footage of a building that is available for Neighbors or other retailers to lease.
•inline space—We define an inline space as a space containing less than 10,000 square feet of GLA.
•leased occupancy—This metric is calculated as the percentage of total GLA for which a lease has been signed regardless of whether the lease has commenced or the Neighbor has taken possession. High occupancy is an indicator of demand for our spaces, which generally provides us with greater leverage during lease negotiations.
•underwritten incremental yield—This reflects the yield we target to generate from a project upon expected stabilization and is calculated as the estimated incremental NOI for a project at stabilization divided by its estimated net project investment. The estimated incremental NOI is the difference between the estimated annualized NOI we target to generate by project upon stabilization and the estimated annualized NOI without the planned improvements. Underwritten incremental yield does not include peripheral impacts, such as lease rollover risk or the impact on the long term value of the property upon sale or disposition. Actual incremental yields may vary from our underwritten incremental yield range based on the actual total cost to complete a project and its actual incremental NOI at stabilization.
Leasing—Leasing is a key driver of growth for our Company.
•comparable lease—We use this term to refer to a lease with consistent structure that is executed for the exact same space that has been vacant less than twelve months.
•comparable rent spread—This metric is calculated as being the percentage increase or decrease in first-year ABR (excluding any free rent or escalations) on new or renewal leases (excluding options) where the lease was considered a comparable lease. This metric provides an indication of our ability to generate revenue growth through leasing activity.
•cost of executing new leases—We use this term to refer to certain costs associated with new leasing, namely, leasing commissions, tenant improvement costs, and tenant concessions.
•portfolio retention rate—This metric is calculated by dividing (i) total square feet of retained Neighbors with current period lease expirations by (ii) the square feet of leases expiring during the period. The portfolio retention rate provides insight into our ability to retain Neighbors at our shopping centers as their leases approach expiration. Generally, the costs to retain an existing Neighbor are lower than costs to replace with a new Neighbor.
•recovery rate—This metric is calculated by dividing (i) total recovery income by (ii) total recoverable expenses during the period. A high recovery rate is an indicator of our ability to recover certain property operating expenses and capital costs from our Neighbors.
Financial Performance—In addition to financial metrics calculated in accordance with GAAP, such as net income, we utilize non-GAAP metrics to measure our operational and financial performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for further discussion on the following metrics.
•Adjusted EBITDAre—To arrive at Adjusted EBITDAre, we adjust EBITDAre, as defined below, to exclude certain recurring and non-recurring items including, but not limited to: (i) changes in the fair value of the earn-out liability; (ii) other impairment charges; (iii) amortization of basis differences in our investments in our unconsolidated joint ventures; and (iv) transaction and acquisition expenses. We use EBITDAre and Adjusted EBITDAre as additional measures of operating performance which allow us to compare earnings independent of capital structure and evaluate debt leverage and fixed cost coverage.
•Adjusted FFO—To arrive at Adjusted FFO, we begin with Core FFO, as defined below, and exclude: (i) straight-line rent and non-cash adjustments, such as amortization of market lease adjustments, deferred financing costs, and market debt adjustments; (ii) recurring capital expenditures, tenant improvement costs, and leasing commissions; (iii) non-cash share-based compensation expenses; and (iv) our prorated share of the aforementioned adjustments for our unconsolidated joint ventures. Adjusted FFO provides further insight into our portfolio performance by focusing on the revenues and expenditures directly involved in our operations and the management of our entire real estate portfolio. Recurring property-related capital expenditures are costs to maintain properties and their common areas, including new roofs, paving of parking lots, and other general upkeep items, and recurring corporate capital expenditures are primarily costs for computer software and equipment.
•Core FFO—To arrive at Core FFO, we adjust FFO attributable to stockholders and OP unit holders, as defined below, to exclude certain recurring and non-recurring items including, but not limited to: (i) depreciation and amortization of corporate assets; (ii) changes in the fair value of the earn-out liability; (iii) amortization of unconsolidated joint venture basis differences; (iv) gains or losses on the extinguishment or modification of debt, (v) other impairment charges; and (vi) transaction and acquisition expenses. We believe FFO provides insight into our operating performance as it excludes certain items that are not indicative of such performance. Core FFO provides further insight into the sustainability of our operating performance and provides an additional measure to compare our performance across reporting periods on a consistent basis by excluding items that may cause short-term fluctuations in net income (loss).
•EBITDAre—The National Association of Real Estate Investment Trusts, or Nareit, defines EBITDAre as net income (loss) computed in accordance with GAAP before: (i) interest expense; (ii) income tax expense; (iii) depreciation and amortization; (iv) gains or losses from disposition of depreciable property; and (v) impairment write-downs of depreciable property. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDAre on the same basis.
•FFO—Nareit defines funds from operations, or FFO, as net income (loss) computed in accordance with GAAP, excluding: (i) gains (or losses) from sales of property and gains (or losses) from change in control; (ii) depreciation and amortization related to real estate; (iii) impairment losses on real estate and impairments of in-substance real estate investments in investees that are driven by measurable decreases in the fair value of the depreciable real estate held by the unconsolidated partnerships and joint ventures; and (iv) adjustments for unconsolidated partnerships and joint ventures, calculated to reflect FFO on the same basis. We calculate FFO metrics in a manner consistent with the Nareit definition.
•net debt—We calculate net debt as total debt, excluding market adjustments and deferred financing expenses, less cash and cash equivalents.
•net debt to Adjusted EBITDAre—This ratio is calculated by dividing net debt by Adjusted EBITDAre (included on an annualized basis within the calculation). It provides insight into our leverage rate based on earnings and is not impacted by fluctuations in our equity price.
•net debt to total enterprise value—This ratio is calculated by dividing net debt by total enterprise value. It provides insight into our capital structure and usage of debt.
•NOI—We calculate net operating income, or NOI, as total operating revenues, adjusted to exclude non-cash revenue items, less property operating expenses and real estate taxes. NOI provides insight about our financial and operating performance because it provides a performance measure of the revenues and expenses directly involved in owning and operating real estate assets and provides a perspective not immediately apparent from net income (loss).
•Same-Center—We use this term to refer to a property, or portfolio of properties, that have been owned and operational for the entirety of each reporting period (e.g., since January 1, 2019 for the 2020 Same-Center portfolio or since January 1, 2020 for the 2021 Same-Center portfolio).
•total enterprise value—We calculate total enterprise value as our net debt plus our total equity value on a fully diluted basis.
Overview
Phillips Edison is one of the nation’s largest owners and operators of omni-channel grocery-anchored neighborhood shopping centers. Grocery-anchored neighborhood shopping centers have been our primary focus since we started our business in 1991, and we believe this focus has generated superior growth and attractive risk-adjusted returns over time. Our portfolio primarily consists of neighborhood centers anchored by the #1 or #2 grocer tenants by sales within their respective formats by trade area. As of March 31, 2021, our portfolio was 94.8% occupied. Our tenants, who we refer to as “Neighbors,” are a mix of national, regional, and local retailers that primarily provide necessity-based goods and services.
As of March 31, 2021, we owned equity interests in 300 shopping centers, including 278 wholly-owned properties which contributed more than 98% of our ABR, and 22 shopping center properties owned through two unconsolidated third-party institutional joint ventures. In total, our portfolio of wholly-owned shopping centers and our prorated portion of shopping centers owned through our unconsolidated institutional joint ventures comprises approximately 31.7 million square feet with a footprint in 31 states. The following table provides the percentage of our total ABR that was generated in each of the indicated U.S. geographic regions as of March 31, 2021:
Below are statistical highlights of our wholly-owned portfolio:

	March 31, 2021	December 31, 2020	December 31, 2019
Number of properties	278	283	287
Number of states	31	31	31
Total GLA (in thousands)	31,306	31,709	32,130
ABR (in thousands)	$386,971	$386,516	$385,659
% ABR from omni-channel grocery-anchored shopping centers	96.4%	97.3%	97.0%
Leased occupancy as a % of rentable square feet:
Total portfolio spaces	94.8%	94.7%	95.4%
Anchor spaces	97.3%	97.6%	98.0%
Inline spaces	89.8%	88.9%	90.2%
Average remaining lease term (in years)(1)	4.6	4.5	4.7
(1)The average remaining lease term in years excludes future options to extend the term of the lease.
COVID-19 Strategy—During the first quarter of 2020, the COVID-19 pandemic began spreading globally, with the outbreak being classified as a pandemic by the World Health Organization on March 11, 2020. As a result of the pandemic, many state governments issued “stay-at-home” mandates that generally limited travel and movement of the general public to essential activities only and required all non-essential businesses to close. In response to the pandemic, we implemented the following initiatives:
•We implemented expense reductions at the property and corporate levels which remained in place through December 2020, including reductions to our workforce and travel costs;
•Our capital investments were prioritized to support the reopening of our Neighbors and new leasing activity, or deferred if possible;
•Our Compensation Committee approved temporary reductions to compensation which remained in place through December 2020, including: a 25% reduction to the base salary of our Chief Executive Officer; a 10% reduction to the base salaries of our President, Chief Operating Officer, Chief Financial Officer, and General Counsel; and a 10% reduction to Board members’ base compensation for the 2020-2021 term;
•We suspended stockholder distributions after the March 2020 distribution, and resumed distributions beginning with the December 2020 distribution paid in January 2021 (see Note 13 to our financial statements for the year ended December 31, 2020 included elsewhere in this prospectus for more detail); and
•We suspended our share repurchase program, or the SRP, for a stockholder’s qualifying death, disability, or incompetency, or DDI, which was reinstated in January 2021 and then subsequently suspended again in March 2021 in connection with the liquidity alternative review process.
In May 2020, many state governments began lifting, in whole or in part, the “stay-at-home” mandates, effectively removing or lessening the limitations on travel and allowing many businesses to reopen in full or limited capacity. At the peak of the pandemic-related closure activity, temporary closures reached 37% of all Neighbor spaces, totaling 27% of our ABR and 22% of our GLA. All temporarily closed Neighbors have since been permitted to reopen; however, a portion of our Neighbors have permanently closed, and we are working to backfill these spaces. We continue to closely monitor the occupancy, operating performance, and Neighbor sales results at our centers.
Our management team implemented initiatives and took immediate action following the onset of the COVID-19 pandemic. In order to facilitate communication with our Neighbors, we launched PECO ConnectTM, a webpage designed to provide resources, information, and tools to assist our Neighbors in reopening as states lifted “stay-at-home” requirements and other restrictions. We first worked with our Neighbors on reopening before we shifted our focus to rent collections. We then determined that the following were key actions for recovery in our portfolio (all statistics are approximate and include the prorated portion attributable to shopping centers owned through our unconsolidated joint ventures):
•Returning to Monthly Payments—We continue to work with our Neighbors to resume normal monthly rent payments, and our efforts have included raising awareness of the benefits available through numerous governmental relief programs and other small business programs. We have seen our collections continue to improve from the second quarter of 2020. The following table summarizes our collections by quarter, as they were originally reported as well as updated for payments received subsequent to the month billed:

	Originally Reported	Current(1)
Q2 2020	86%	93%
Q3 2020	94%	96%
Q4 2020	95%	97%
Q1 2021	95%	98%
(1)Including collections received through June 15, 2021.
Additionally, as of June 15, 2021, we have collected approximately 98% and 97% of rent and recovery billings for April and May 2021, respectively. Also as of June 15, 2021, approximately 80% of our Neighbors are paying their rent in full.
•Recovering Missed Rent Charges—We believe substantially all Neighbors, including those that were required to temporarily close under governmental mandates, are contractually obligated to continue with their rent payments as documented in our lease agreements with them. However, we may negotiate relief for our Neighbors in the form of rent deferrals or abatements. As of June 15, 2021, we had agreed to defer approximately $12.4 million in rent and related charges billed since the beginning of the COVID-19 pandemic. We recorded rent abatements of approximately $7.9 million from the beginning of the pandemic through June 15, 2021. These payment plans and rent abatements represented 3.2% and 2.0% of portfolio ABR, respectively, and the weighted-average term over which we expect to receive remaining amounts owed on executed payment plans is approximately six months.
We are still actively pursuing past due amounts under the terms negotiated with our Neighbors. For our entire portfolio, inclusive of our prorated share of properties owned through joint ventures, of the missed monthly charges billed in January through May 2021, 63% have been collected subsequent to the month billed and 4% have been waived, as of June 15, 2021. The remaining outstanding charges are being addressed primarily through payment plans and deferral agreements. We will continue to work with Neighbors on establishing plans to repay past due amounts and will monitor the impact of such payment plans on our results of operations in future quarters. We cannot guarantee that we will ultimately be able to collect these amounts.
•Monitoring for Credit Risk—The COVID-19 pandemic and resulting economic downturn has increased the uncertainty of collecting rents from a number of our Neighbors. We have been closely monitoring the status of our Neighbors to identify those who potentially pose a credit risk in order to appropriately account for the impact to revenue and in order to quickly take action when a Neighbor is ultimately unable to remain in a space.
For Neighbors with a higher degree of uncertainty as to their creditworthiness, we may not record revenue for amounts billed until the cash is received. Based on our analysis, no individual Neighbor category has been accounted for entirely on a cash basis as of March 31, 2021; however, we continue to evaluate each Neighbor individually to determine if they should be accounted for on a cash basis. For the three months ended March 31, 2021 and 2020, inclusive of the prorated portion attributable to shopping centers owned through our unconsolidated joint ventures, we had $4.9 million and $2.9 million, respectively, in unfavorable monthly revenue adjustments for Neighbors who are being accounted for on a cash basis. As of March 31, 2021, our Neighbors currently being accounted for on a cash basis represented approximately 10% of our total Neighbor spaces, which represented 8.4% of portfolio ABR. Further, many of our Neighbors who are on a cash basis of accounting are actively making payments toward their outstanding balances. When considering the ABR associated with Neighbors who are currently on a cash basis of accounting, 56% of this ABR is represented by Neighbors who are actively making payments.
Certain of our Neighbors have been unable to remain in their spaces as a result of the factors previously noted. Despite this fallout, our leasing activity has been strong as demand for space in our centers remains high, allowing us to re-lease these spaces to Neighbors who may increase our concentration of necessity-based and omni-channel retailers. For the three months ended March 31, 2021, our portfolio retention rate was 88.8%, and we executed 153 new leases, an increase as compared to the same period a year ago.
Executing on our Strategy—Our performance for the year is linked to our key initiatives: focus on core operations, strategic growth and portfolio management, and responsible balance sheet management.
Focus on Core Operations—The COVID-19 pandemic had a significant impact on our operational focus during 2020 and in the first quarter of 2021, and this required our operations team to make a shift towards the recovery of our portfolio, including assisting our Neighbors in reopening and returning to monthly rent payments. Our 2020 leasing activity slowed compared to 2019, which was a record-setting leasing year for us. Despite this decline, the diversity of our Neighbors and concentration of necessity-based and internet-resistant retail has allowed us to maintain our high level of occupancy in 2020 and the first quarter of 2021 as compared to 2019.
Strategic Growth and Portfolio Management—Our current development and redevelopment projects focus on outparcel development, anchor repositioning, and other initiatives to increase growth and NOI at our centers, while our investment management business is identifying opportunities for joint ventures with third parties, both of which will create additional revenue opportunities. As a result of the COVID-19 pandemic, our capital investments during 2020 were prioritized to support the reopening of our Neighbors and new leasing activity, or deferred if possible. We expect capital investments in 2021 to exceed 2020 amounts.

Responsible Balance Sheet Management—Our management team has executed strategies to create funds that will be used to reinvest into acquisitions, for development and redevelopment projects, and to repay outstanding debt. This includes identifying mature shopping centers where our growth potential has been maximized and/or shopping centers that are at risk of future deterioration, and we are engaging in targeted dispositions of those shopping centers. Additionally, we have reinstated our distributions at a lower rate as compared to previous years to preserve and retain cash flow. Our disposition activity was lower than anticipated during 2020 as the transaction market was sparse as a result of the COVID-19 pandemic. We expect to have a higher volume of transactions in 2021 than 2020.
Leasing Activity—Below is a summary of leasing activity for our wholly-owned shopping centers for the three months ended March 31, 2021 and 2020:

	Total Deals(1)		Inline Deals(1)
	2021	2020	2021	2020
New leases:
Number of leases	153	87	147	77
Square footage (in thousands)	467	382	341	180
ABR (in thousands)	$8,120	$5,563	$6,605	$3,214
ABR per square foot	$17.39	$14.56	$19.34	$17.84
Cost per square foot of executing new leases	$29.00	$22.03	$29.65	$27.94
Number of comparable leases	70	25	70	25
Comparable rent spread	12.4%	6.8%	12.4%	6.8%
Weighted-average lease term (in years)	8.0	9.1	6.2	6.6
Renewals and options:
Number of leases	163	127	147	113
Square footage (in thousands)	978	739	312	249
ABR (in thousands)	$11,472	$9,720	$7,069	$5,364
ABR per square foot	$11.73	$13.15	$22.67	$21.53
ABR per square foot prior to renewals	$10.97	$12.33	$21.02	$19.18
Percentage increase in ABR per square foot	6.9%	6.7%	7.8%	12.2%
Cost per square foot of executing renewals and options	$2.20	$3.41	$4.85	$4.36
Number of comparable leases(2)	136	89	133	86
Comparable rent spread(2)	8.0%	11.2%	7.9%	14.4%
Weighted-average lease term (in years)	3.9	4.7	4.0	4.0
Portfolio retention rate	88.8%	71.2%	80.3%	67.3%
(1)Per square foot amounts may not recalculate exactly based on other amounts presented within the table due to rounding.
(2)Excludes exercise of options.

Additionally, below is a summary of leasing activity for our wholly-owned shopping centers for the years ended December 31, 2020 and 2019:

	Total Deals (1)		Inline Deals(1)
	2020	2019	2020	2019
New leases:
Number of leases	383	429	363	411
Square footage (in thousands)	1,290	1,475	957	1,050
ABR (in thousands)	$20,823	$22,050	$17,325	$17,998
ABR per square foot	$16.14	$14.95	$18.11	$17.14
Cost per square foot of executing new leases	$26.14	$24.00	$28.58	$26.63
Number of comparable leases	127	140	125	135
Comparable rent spread	8.2%	13.3%	10.9%	11.2%
Weighted average lease term (in years)	7.6	7.5	6.7	6.8
Renewals and options:
Number of leases	478	597	422	542
Square footage (in thousands)	3,420	3,171	986	1,186
ABR (in thousands)	$41,290	$38,969	$20,976	$24,675
ABR per square foot	$12.07	$12.29	$21.27	$20.80
ABR per square foot prior to renewals	$11.49	$11.49	$19.77	$18.87
Percentage increase in ABR per square foot	5.1%	7.0%	7.6%	10.2%
Cost per square foot of executing renewals and options	$2.65	$2.53	$4.18	$4.33
Number of comparable leases(2)	365	460	349	441
Comparable rent spread(2)(3)	6.7%	8.5%	8.0%	11.4%
Weighted average lease term (in years)	5.1	4.7	3.9	4.4
Portfolio retention rate(4)	85.2%	85.7%	72.8%	77.7%
(1)Per square foot amounts may not recalculate exactly based on other amounts presented within the table due to rounding.
(2)Excludes exercise of options.
(3)Comparable rent spreads for the years ended December 31, 2018 and 2017 were 6.7% and 13.3%, respectively. For properties acquired in the Merger and PELP Transaction during these periods, leasing statistics only reflect activity occurring on and/or subsequent to the respective acquisition dates.
(4)The portfolio retention rates for the years ended December 31, 2018 and 2017 were 83.2% and 93.8%, respectively. For properties acquired in the Merger and PELP Transaction during these periods, leasing statistics only reflect activity occurring on and/or subsequent to the respective acquisition dates.
The decline in leasing activity during 2020 as compared to 2019, a record leasing year, was primarily a result of the COVID-19 pandemic. While we saw leasing activity slow in the second quarter of 2020, it has since recovered to activity levels comparable to those in prior periods.

Results of Operations
Known Trends and Uncertainties of the COVID-19 Pandemic
The COVID-19 pandemic has resulted in reduced revenues beginning with the second quarter of 2020 and continuing through the first quarter of 2021, and our estimates around collectibility will likely continue to create volatility in our earnings. The total impact on revenue in the future cannot be determined at this time. The duration of the pandemic and mitigating measures, and the resulting economic impact, has caused some of our Neighbors to permanently vacate their spaces and/or not renew their leases, and we may have difficulty leasing these spaces on the same or better terms or at all, and/or incur additional costs to lease vacant spaces, which may reduce our occupancy rates in the future and ultimately reduce our revenue. Extended periods of vacancy or reduced revenues may trigger impairments of our real estate assets.
We believe that our investment focus on omni-channel grocery-anchored neighborhood shopping centers that provide daily necessities has helped and will continue to help lessen the negative effect of the pandemic on our business compared to non-grocery anchored shopping centers.

Summary of Operating Activities for the Three Months Ended March 31, 2021 and 2020

	Three Months Ended March 31,		Favorable (Unfavorable) Change
(Dollars in thousands)	2021	2020	$	%(1)
Revenues:
Rental income	$127,623	$128,466	$(843)	(0.7)%
Fee and management income	2,286	2,165	121	5.6%
Other property income	472	892	(420)	(47.1)%
Total revenues	130,381	131,523	(1,142)	(0.9)%
Operating Expenses:
Property operating expenses	22,202	21,762	(440)	(2.0)%
Real estate tax expenses	16,573	17,112	539	3.1%
General and administrative expenses	9,341	10,740	1,399	13.0%
Depreciation and amortization	55,341	56,227	886	1.6%
Impairment of real estate assets	5,000	—	(5,000)	NM
Total operating expenses	108,457	105,841	(2,616)	(2.5)%
Other:
Interest expense, net	(20,063)	(22,775)	2,712	11.9%
Gain (loss) on disposal of property, net	13,841	(1,577)	15,418	NM
Other (expense) income, net	(15,585)	9,869	(25,454)	NM
Net income	117	11,199	(11,082)	(99.0)%
Net income attributable to noncontrolling interests	(14)	(1,430)	1,416	99.0%
Net income attributable to stockholders	$103	$9,769	$(9,666)	(98.9)%
(1)Line items that result in a percent change that exceed certain limitations are considered not meaningful, or NM, and indicated as such.
Our basis for analyzing significant fluctuations in our results of operations generally includes review of the results of our same-center portfolio, non-same-center portfolio, and revenues and expenses from our management activities. When discussing our results of operations for the three months ended March 31, 2021 and 2020, we define our same-center portfolio as the 274 properties that were wholly-owned and operational prior to January 1, 2020. We define our non-same-center portfolio as those properties that were not fully owned and operational in both periods owing to real estate asset activity occurring after December 31, 2019, which includes 13 properties disposed of and four properties acquired. Below are explanations of the significant fluctuations in the results of operations for the three months ended March 31, 2021 and 2020:
Rental Income decreased $0.8 million as follows:
•$0.5 million decrease primarily related to our net disposition of 9 properties; and
•$0.3 million decrease related to our same-center portfolio as follows:
▪$1.3 million decrease largely due to the COVID-19 pandemic and its economic impact including a $1.1 million decrease due to rent abatement and a $0.2 million decrease in connection with Neighbors we have identified as a credit risk, including the impact of straight-line rent adjustments for the related leases;
▪$0.7 million increase due to lease buyout income owing largely to Neighbors (representing less than 1% of ABR and GLA) who opted not to remain in their space following negative impacts as a result of COVID-19; and
▪$0.3 million increase primarily due to a $0.52 increase in average minimum rent per square foot, partially offset by a 0.8% decrease in average economic occupancy.
General and Administrative Expenses:
•The $1.4 million decrease in general and administrative expenses is primarily related to expense reductions taken to reduce the impact of the COVID-19 pandemic, with the majority of these decreases related to overhead costs at our corporate offices, as well as decreased travel and related costs.
Impairment of Real Estate Assets:
•The $5.0 million increase in impairment of real estate assets was due to an asset under contract at a disposition price that was less than the carrying value, the proceeds from which will be used to fund tax-efficient acquisitions, to fund redevelopment opportunities in owned centers, and for general corporate purposes. We continue to sell non-core assets and may potentially recognize impairments in future quarters.

Interest Expense, Net:
•The $2.7 million decrease during the three months ended March 31, 2021 as compared to the same period in 2020 was largely due to the decrease in LIBOR and expiring interest rate swaps in 2020 and the first quarter of 2021. Interest Expense, Net was comprised of the following (dollars in thousands):

	Three Months Ended March 31,
	2021	2020
Interest on revolving credit facility, net	$228	$216
Interest on term loans, net	10,633	12,731
Interest on secured debt	6,780	7,350
Loss on extinguishment of debt	691	73
Non-cash amortization and other	1,731	2,405
Interest expense, net	$20,063	$22,775

Weighted-average interest rate as of end of period	3.0%	3.3%
Weighted-average term (in years) as of end of period	3.8	4.7
Gain (Loss) on Disposal of Property, Net:
•The $15.4 million change was primarily related to the sale of six properties and one outparcel (plus other miscellaneous disposals and write-offs) with a net gain of $13.8 million during the three months ended March 31, 2021, as compared to the sale of three properties with a net loss of $1.6 million during the three months ended March 31, 2020 (see Note 4 to the financial statements for the quarterly period ended March 31, 2021 included elsewhere within this prospectus).
Other (Expense) Income, Net:
•The $25.5 million change was largely due to the change in the fair value of our earn-out liability as a result of an increase in the EVPS of our common stock as well as improved market conditions during the first quarter of 2021. Other Expense (Income), Net was comprised of the following (in thousands):

	Three Months Ended March 31,
	2021	2020
Change in fair value of earn-out liability	$(16,000)	$10,000
Equity in income (loss) of unconsolidated joint ventures	714	(280)
Transaction and acquisition expenses	(141)	(45)
Federal, state, and local income tax expense	(166)	(29)
Other	8	223
Other (expense) income, net	$(15,585)	$9,869

Summary of Operating Activities for the Years Ended December 31, 2020 and 2019

			Favorable (Unfavorable) Change
(Dollars in thousands)	2020	2019	$	%(1)
Revenues:
Rental income	$485,483	$522,270	$(36,787)	(7.0)%
Fee and management income	9,820	11,680	(1,860)	(15.9)%
Other property income	2,714	2,756	(42)	(1.5)%
Total revenues	498,017	536,706	(38,689)	(7.2)%
Operating Expenses:
Property operating expenses	87,490	90,900	3,410	3.8%
Real estate tax expenses	67,016	70,164	3,148	4.5%
General and administrative expenses	41,383	48,525	7,142	14.7%
Depreciation and amortization	224,679	236,870	12,191	5.1%
Impairment of real estate assets	2,423	87,393	84,970	97.2%
Total operating expenses	422,991	533,852	110,861	20.8%
Other:
Interest expense, net	(85,303)	(103,174)	17,871	17.3%
Gain on disposal of property, net	6,494	28,170	(21,676)	(76.9)%
Other income (expense), net	9,245	(676)	9,921	NM
Net income (loss)	5,462	(72,826)	78,288	107.5%
Net (income) loss attributable to noncontrolling interests	(690)	9,294	(9,984)	(107.4)%
Net income (loss) attributable to stockholders	$4,772	$(63,532)	$68,304	107.5%
(1)Line items that result in a percent change that exceed certain limitations are considered not meaningful, or NM, and indicated as such.
When discussing our results of operations for the years ended December 31, 2020 and 2019, our non-same-center portfolio includes 28 properties disposed of and seven properties acquired after December 31, 2018. Below are explanations of the significant fluctuations in the results of operations for the years ended December 31, 2020 and 2019:
Rental Income decreased $36.8 million as follows:
•$20.7 million decrease related to our same-center portfolio primarily as follows:
▪$26.8 million decrease largely due to the COVID-19 pandemic and its economic impact. This includes an increased number of Neighbors we have identified as a credit risk which resulted in a decrease to rental income of $24.4 million, including a $3.1 million reduction in revenues due to reserves on straight-line rent adjustments for the related leases. The revenue for these amounts will be recognized when cash is collected or the Neighbor resumes payment and is considered creditworthy. Additionally, we saw a $2.4 million decrease due to rent abatement;
▪$2.8 million decrease primarily due to non-cash straight-line rent amortization;
▪$7.1 million increase primarily due to a $0.23 increase in average minimum rent per square foot and a 0.8% improvement in average leased occupancy; and
▪$2.0 million increase in recovery income primarily due to a $3.1 million increase owing largely to higher recoverable insurance expenses and higher same-center leased occupancy, partially offset by a $1.1 million decrease in recoverable utilities.
•$16.1 million decrease related to our net disposition of 21 properties.
Fee and Management Income:
•The $1.9 million decrease in fee and management income is primarily due to fees no longer received from Phillips Edison Grocery Center REIT III, Inc., or REIT III, following its acquisition by us in October 2019; a decrease in fees received from Necessity Retail Partners, or NRP, an unconsolidated joint venture in which we own a 20% interest and for whom we perform certain management services, such decrease primarily attributable to property dispositions; and lower rent and recovery collections for our unconsolidated joint ventures as a result of the COVID-19 pandemic, which resulted in lower management fees paid to us. This offsets improvements in fees received from Grocery Retail Partners I LLC, or GRP I, an unconsolidated joint venture in which we own a 14% interest and for whom we perform certain management services, and Grocery Retail Partners II LLC, or GRP II, an unconsolidated joint venture in which we previously owned an interest and for whom we performed certain management services prior its acquisition by GRP I in Oct 2020.
Property Operating Expenses decreased $3.4 million as follows:
•$0.3 million decrease related to our same-center portfolio and corporate operating activities:
▪$1.4 million decrease primarily due to reduced performance compensation;

▪$1.2 million decrease primarily in connection with our expense reduction initiatives, including $0.8 million largely owing to lower maintenance and utility costs, and $0.4 million largely owing to lower travel expenses; and
▪$2.3 million increase in insurance expenses owing to a higher volume of claims and higher market rates.
•$3.1 million decrease related to our net disposition of 21 properties.
Real Estate Taxes decreased $3.1 million as follows:
•$1.1 million decrease related to our same-center portfolio primarily as a result of successful real estate tax appeals; and
•$2.0 million decrease related to our net disposition of 21 properties.
General and Administrative Expenses:
•The $7.1 million decrease in general and administrative expenses was primarily related to expense reductions taken to reduce the impact of the COVID-19 pandemic, with the majority of these decreases related to compensation.
Depreciation and Amortization decreased $12.2 million as follows:
•$7.6 million decrease related to our net disposition of 21 properties; and
•$4.6 million decrease related to our same-center portfolio and corporate operating activities, primarily due to intangible assets becoming fully amortized by December 31, 2019.
Impairment of Real Estate Assets:
•Our decrease in impairment of real estate assets of $85.0 million was due to a lower volume of assets under contract or actively marketed for sale at a disposition price that was less than the carrying value in 2020 as compared to 2019, the proceeds from which were used to fund tax-efficient acquisitions, to fund redevelopment opportunities in owned centers, and for general corporate purposes. We continue to sell non-core assets and may potentially recognize impairments in future quarters, but our anticipated disposition activity was reduced due to market conditions as a result of the COVID-19 pandemic.
Interest Expense, Net:
•The $17.9 million decrease during the year ended December 31, 2020 as compared to the same period in 2019 was largely due to the decrease in LIBOR and expiring interest rate swaps in 2020 as well as repricing activities that occurred in 2019. Interest Expense, Net was comprised of the following (dollars in thousands):

	Year Ended December 31,
	2020	2019
Interest on revolving credit facility, net	$1,668	$1,827
Interest on term loans, net	46,798	62,745
Interest on secured debt	29,001	23,048
Loss on extinguishment or modification of debt, net	4	2,238
Non-cash amortization and other	7,832	13,316
Interest expense, net	$85,303	$103,174

Weighted-average interest rate as of end of year	3.1%	3.4%
Weighted-average term (in years) as of end of year	4.1	5.0
Gain on Disposal of Property, Net:
•The $21.7 million decrease was primarily related to the sale of seven properties (plus other miscellaneous disposals and write-offs) with a net gain of $6.5 million during the year ended December 31, 2020, as compared to the sale of 21 properties with net gain of $28.2 million during the year ended December 31, 2019 (see Note 5 to our financial statements for the year ended December 31, 2020 included elsewhere in this prospectus).
Other Income (Expense), Net:
•The $9.9 million change was largely due to other impairment charges of $9.7 million in connection with the REIT III public offering during the year ended December 31, 2019, which included $7.8 million of impairment charges related to our corporate intangible asset and $1.9 million of impairment charges related to organization and offering costs. Other Income (Expense), Net was comprised of the following (dollars in thousands):

	Year Ended December 31,
	2020	2019
Change in fair value of earn-out liability	$10,000	$7,500
Equity in (loss) income of unconsolidated joint ventures	(31)	1,069
Transaction and acquisition expenses	(539)	(598)
Federal, state, and local income tax expense	(491)	(785)
Other impairment charges	(359)	(9,661)
Settlement of property acquisition-related liabilities	510	1,360
Other	155	439
Other income (expense), net	$9,245	$(676)
Summary of Operating Activities for the Years Ended December 31, 2019 and 2018
Due to the timing of the closing of our merger with Phillips Edison Grocery Center REIT II, Inc., or REIT II, there is no financial data included related to the acquired properties in our results of operations prior to the closing of this merger, or the Merger, on November 16, 2018. The variances to 2018 are primarily related to the Merger unless otherwise stated.
Effective January 1, 2019, we adopted Accounting Standards Update (ASU) 2016-02, Leases. This standard was adopted in conjunction with the related updates, ASU 2018-01, Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842; ASU 2018-10, Codification Improvements to Topic 842, Leases; ASU 2018-11, Leases (Topic 842): Targeted Improvements; ASU 2018-20, Leases (Topic 842): Narrow-Scope Improvements for Lessors, and ASU 2019-01, Leases (Topic 842): Codification Improvements, or collectively ASC 842. ASC 842 requires us to recognize changes in the collectibility assessment for our leases in which we are the lessor as an adjustment to rental income. As such, the change in our collectibility assessment for the year ended December 31, 2019 was recorded as a decrease to rental revenues. No similar adjustment was made to revenue in 2018.
Further, ASC 842 requires lessors to exclude from variable payments all costs paid by a lessee directly to a third party, which precludes our recognition of real estate tax payments made by Neighbors directly to third parties as recoverable revenue or expense. As such, we recognized no applicable real estate tax revenue for these direct payments during the year ended December 31, 2019. As the recorded revenue in prior periods was completely offset by the recorded expense, this has no net impact to earnings.
The below table compares our operating results for the years ended December 31, 2019 and 2018:

			Favorable (Unfavorable) Change
(Dollars in thousands)	2019	2018	$	%(1)
Revenues:
Rental income	$522,270	$395,790	$126,480	32.0%
Fee and management income	11,680	32,926	$(21,246)	(64.5)%
Other property income	2,756	1,676	$1,080	64.4%
Total revenues	$536,706	$430,392	$106,314	24.7%
Operating Expenses:
Property operating expenses	90,900	77,209	(13,691)	(17.7)%
Real estate tax expenses	70,164	55,335	(14,829)	(26.8)%
General and administrative expenses	48,525	50,412	1,887	3.7%
Depreciation and amortization	236,870	191,283	(45,587)	(23.8)%
Impairment of real estate assets	87,393	40,782	(46,611)	(114.3)%
Total operating expenses	533,852	415,021	(118,831)	(28.6)%
Other:
Interest expense, net	(103,174)	(72,642)	(30,532)	(42.0)%
Gain on sale or contribution of property, net	28,170	109,300	(81,130)	(74.2)%
Transaction expenses	—	(3,331)	3,331	NM
Other expense, net	(676)	(1,723)	1,047	60.8%
Net (loss) income	(72,826)	46,975	(119,801)	NM
Net loss (income) attributable to noncontrolling interests	9,294	(7,837)	17,131	NM
Net (loss) income attributable to stockholders	$(63,532)	$39,138	$(102,670)	NM
(1)Line items that result in a percent change that exceed certain limitations are considered not meaningful, or NM, and indicated as such.

Below are explanations of the significant fluctuations in our results of operations for the years ended December 31, 2019 and 2018.
Total Revenues increased $106.3 million as follows:
•$132.7 million increase related to the Merger with REIT II, including $158.0 million from the properties acquired, partially offset by a reduction of $25.3 million in management fee revenue previously received from the acquired properties;
•$9.0 million increase related to properties acquired before January 1, 2018, primarily driven by an increase in average leased occupancy from 93.5% to 94.0% and a $0.23 increase in average ABR per square foot as compared to the year ended December 31, 2018;
•$26.9 million decrease related to our disposition or contribution of 46 properties and partially offset by our acquisition of ten properties since January 1, 2018. This includes a net decrease of $31.1 million from property revenues, partially offset by a $4.2 million increase in fee and management income received from the unconsolidated joint ventures for whom we provide certain management services; and
•$8.5 million decrease related to the adoption of ASC 842, which included a $5.7 million decrease related to the change in presentation of real estate tax payments paid directly by Neighbors to third parties, and a $2.8 million decrease related to the change in presentation of our assessment of lease collectibility.
Property Operating Expenses increased $13.7 million as follows:
•$16.9 million increase related to the properties acquired in the Merger with REIT II;
•$2.4 million decrease related to our net disposition activity and operating expenses from our management activities; and
•$0.8 million decrease related to properties acquired before January 1, 2018 primarily due to the change in presentation of lease collectibility resulting from the adoption of ASC 842, partially offset by higher recoverable costs.
Real Estate Taxes increased $14.8 million as follows:
•$22.0 million increase related to the properties acquired in the Merger with REIT II;
•$2.2 million increase related to properties acquired before January 1, 2018;
•$3.7 million decrease related to our net disposition activity; and
•$5.7 million decrease related to the change in presentation of real estate tax payments paid directly by Neighbors to third parties due to the adoption of ASC 842.
General and Administrative Expenses:
•The $1.9 million decrease in general and administrative expenses was primarily related to a decrease in compensation and legal expenses, partially offset by higher investor relations expenses for our merger with REIT II.
Impairment of Real Estate Assets:
•Our increase in impairment of real estate assets of $46.6 million is related to assets under contract or actively marketed for sale at a disposition price that was less than the carrying value. Upon disposition, we used the proceeds to reduce our leverage, fund redevelopment opportunities in owned centers, and fund acquisitions.
Interest Expense, Net:
•The $30.5 million increase was largely due to $464.5 million of debt assumed and new debt entered into in connection with the Merger. Interest Expense, Net was comprised of the following (dollars in thousands):

	Year Ended December 31,
	2019	2018
Interest on revolving credit facility, net	$1,827	$2,261
Interest on term loans, net	62,745	41,190
Interest on secured debt	23,048	24,273
Loss (gain) on extinguishment or modification of debt, net	2,238	(93)
Non-cash amortization and other	13,316	5,011
Interest expense, net	$103,174	$72,642

Weighted-average interest rate as of end of year	3.4%	3.5%
Weighted-average term (in years) as of end of year	5.0	4.9
Gain on Sale or Contribution of Property, Net:
•The $81.1 million decrease was primarily related to the sale of 21 properties with a gain of $28.2 million during the year ended December 31, 2019, as compared to the sale or contribution of 25 properties (including 17 properties sold or contributed to GRP I) with a gain of $109.3 million during the year ended December 31, 2018.

Transaction Expenses:
•Transaction expenses of $3.3 million associated with GRP I, the Merger, and other acquisitions were incurred during the year ended December 31, 2018, which included third-party professional fees, such as financial advisory, consulting, accounting, legal, and tax fees.
Other Expense, Net decreased $1.0 million primarily as follows:
•$9.0 million increase in income related to fluctuations in the fair value of our earn-out liability;
•$1.4 million increase in income from our unconsolidated joint ventures, primarily due to our share of gains on the disposition of five properties by NRP, partially offset by non-cash basis adjustments during the year ended December 31, 2019;
•$1.3 million increase in income attributable to the favorable settlement of property acquisition-related liabilities;
•$9.7 million expense related to impairment charges, comprised of a $7.8 million impairment recorded on a corporate intangible asset and a $1.9 million impairment recorded on a receivable for organization and offering costs from the suspension of the REIT III public offering in June 2019 prior to the merger with REIT III in October 2019; and
•$0.8 million increase in expense related to state and local income taxes and other miscellaneous items.

Non-GAAP Measures
Same-Center Net Operating Income—We present Same-Center NOI as a supplemental measure of our performance. We define NOI as total operating revenues, adjusted to exclude non-cash revenue items, less property operating expenses and real estate taxes. For the three months ended March 31, 2021 and 2020, Same-Center NOI represents the NOI for the 274 shopping centers that were wholly-owned and operational for the entire portion of both comparable periods. For the years ended December 31, 2020 and 2019, Same-Center NOI represents the NOI for the 275 shopping centers that were wholly-owned and operational for the entire portion of both comparable reporting periods.
We believe Same-Center NOI provides useful information to our investors about our financial and operating performance because it provides a performance measure of the revenues and expenses directly involved in owning and operating real estate assets and provides a perspective not immediately apparent from net income (loss). Because Same-Center NOI excludes the change in NOI from shopping centers acquired or disposed of outside the reporting periods, it highlights operating trends such as occupancy levels, rental rates, and operating costs on shopping centers that were operational for both comparable periods. Other REITs may use different methodologies for calculating Same-Center NOI, and accordingly, our Same-Center NOI may not be comparable to other REITs.
Same-Center NOI should not be viewed as an alternative measure of our financial performance as it does not reflect the operations of our entire portfolio, nor does it reflect the impact of general and administrative expenses, depreciation and amortization, interest expense, other income (expense), or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our shopping centers that could materially impact our results from operations.
The table below presents our Same-Center NOI for the three months ended March 31, 2021 and 2020 (dollars in thousands):

	Three Months Ended March 31,		Favorable (Unfavorable)
	2021	2020	$ Change	% Change
Same-Center revenues:
Rental income(1)	$92,641	$93,322	$(681)
Tenant recovery income	31,072	31,265	(193)
Reserves for uncollectibility(2)	(1,731)	(2,510)	779
Other property income	469	871	(402)
Total Same-Center revenues	122,451	122,948	(497)	(0.4)%
Same-Center operating expenses:
Property operating expenses	19,501	18,410	(1,091)
Real estate taxes	16,431	17,241	810
Total Same-Center operating expenses	35,932	35,651	(281)	(0.8)%
Total Same-Center NOI	$86,519	$87,297	$(778)	(0.9)%
(1)Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.
(2)Includes billings that will not be recognized as revenue until cash is collected or the Neighbor resumes regular payments and/or we deem it appropriate to resume recording revenue on an accrual basis, rather than on a cash basis.
The table below compares Same-Center NOI for the years ended December 31, 2020 and 2019 (dollars in thousands):

			Favorable (Unfavorable)
	2020	2019	$ Change	% Change
Same-Center revenues:
Rental income(1)	$364,998	$360,548	$4,450
Tenant recovery income	122,835	120,870	1,965
Reserves for uncollectibility(2)	(26,458)	(5,179)	(21,279)
Other property income	2,609	2,552	57
Total Same-Center revenues	463,984	478,791	(14,807)	(3.1)%
Same-Center operating expenses:
Property operating expenses	70,270	70,208	(62)
Real estate taxes	65,727	66,461	734
Total Same-Center operating expenses	135,997	136,669	672	0.5%
Total Same-Center NOI	$327,987	$342,122	$(14,135)	(4.1)%
(1)Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.
(2)Includes billings that will not be recognized as revenue until cash is collected or the Neighbor resumes regular payments and/or is considered creditworthy.

Same-Center NOI Reconciliation—Below is a reconciliation of net income to NOI and Same-Center NOI for the three months ended March 31, 2021 and 2020 (in thousands):

	Three Months Ended March 31,
	2021	2020
Net income	$117	$11,199
Adjusted to exclude:
Fees and management income	(2,286)	(2,165)
Straight-line rental income(1)	(1,422)	(2,312)
Net amortization of above- and below-market leases	(838)	(788)
Lease buyout income	(797)	(94)
General and administrative expenses	9,341	10,740
Depreciation and amortization	55,341	56,227
Impairment of real estate assets	5,000	—
Interest expense, net	20,063	22,775
(Gain) loss on disposal of property, net	(13,841)	1,577
Other expense (income), net	15,585	(9,869)
Property operating expenses related to fees and management income	816	646
NOI for real estate investments	87,079	87,936
Less: Non-same-center NOI(2)	(560)	(639)
Total Same-Center NOI	$86,519	$87,297
(1)Includes straight-line rent adjustments for Neighbors for whom revenue is being recorded on a cash basis.
(2)Includes operating revenues and expenses from non-same-center properties which includes properties acquired or sold and corporate activities.
Below is a reconciliation of net income (loss) to NOI and Same-Center NOI for the years ended December 31, 2020 and 2019 (in thousands):

	2020	2019
Net income (loss)	$5,462	$(72,826)
Adjusted to exclude:
Fees and management income	(9,820)	(11,680)
Straight-line rental income(1)	(3,356)	(9,079)
Net amortization of above- and below- market leases	(3,173)	(4,185)
Lease buyout income	(1,237)	(1,166)
General and administrative expenses	41,383	48,525
Depreciation and amortization	224,679	236,870
Impairment of real estate assets	2,423	87,393
Interest expense, net	85,303	103,174
Gain on disposal of property, net	(6,494)	(28,170)
Other (income) expense, net	(9,245)	676
Property operating expenses related to fees and management income	6,098	6,264
NOI for real estate investments	332,023	355,796
Less: Non-same-center NOI(2)	(4,036)	(13,674)
Total Same-Center NOI	$327,987	$342,122
(1)Includes straight-line rent adjustments for Neighbors deemed to be non-creditworthy.
(2)Includes operating revenues and expenses from non-same-center properties which includes properties acquired or sold and corporate activities.

Same-Center NOI (Adjusted for Transactions)—For the purposes of evaluating Same-Center NOI for the years ended 2019, 2018, 2017, and 2016, we are presenting Same-Center NOI (Adjusted for Transactions), which is Same-Center NOI presented as if the PELP Transaction and the Merger had occurred on January 1 of the earliest comparable period in each presentation. This perspective allows us to evaluate Same-Center NOI growth over each comparable period. Same-Center NOI (Adjusted for Transactions) is not necessarily indicative of what actual Same-Center NOI and growth would have been if the PELP Transaction and the Merger had occurred on January 1 of the earliest comparable period in each presentation. Same-Center NOI (Adjusted for Transactions) is presented on the same basis as Same-Center NOI in all other respects.
Same-Center NOI (Adjusted for Transactions) Reconciliation—Same-Center NOI (Adjusted for Transactions) is being presented as if the Merger had occurred on January 1, 2018. Same-Center NOI (Adjusted for Transactions) represents the NOI for the properties that were wholly-owned and operational for the entire portion of both comparable reporting periods. Below is a reconciliation of net (loss) income to NOI for real estate investments and Same-Center NOI (Adjusted for Transactions) for the years ended December 31, 2019 and 2018 (in thousands):

	2019	2018
Net (loss) income	$(72,826)	$46,975
Adjusted to exclude:
Fees and management income	(11,680)	(32,926)
Straight-line rental income	(9,079)	(5,173)
Net amortization of above- and below-market leases	(4,185)	(3,949)
Lease buyout income	(1,166)	(519)
General and administrative expenses	48,525	50,412
Depreciation and amortization	236,870	191,283
Impairment of real estate assets	87,393	40,782
Interest expense, net	103,174	72,642
Gain on sale or contribution of property, net	(28,170)	(109,300)
Other	676	4,720
Property operating expenses related to fees and management income	6,264	17,503
NOI for real estate investments	355,796	272,450
Less: Non-same-center NOI(1)	(16,175)	(44,194)
NOI from same-center properties acquired in the Merger, prior to acquisition	—	99,387
Total Same-Center NOI (Adjusted for Transactions)	$339,621	$327,643
(1)Includes operating revenues and expenses from non-same-center properties which includes properties acquired or sold and corporate activities.

REIT II Same-Center NOI—As the manager of REIT II, we were responsible for providing accounting services prior to its acquisition by us. NOI from the REIT II properties acquired in the Merger, prior to acquisition, was obtained from the accounting records of REIT II without adjustment. The table below provides Same-Center NOI detail for the non-ownership periods of REIT II (in thousands):

2018
Revenues:
Rental income(1)	$106,711
Tenant recovery income	40,354
Other property income	828
Total revenues	147,893
Operating expenses:
Property operating expenses	24,808
Real estate taxes	23,698
Total operating expenses	48,506
Total Same-Center NOI	$99,387
(1)Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.
Same-Center Properties (Adjusted for Transactions)—Below is a breakdown of our same-center property count:

2019
Same-center properties owned since January 1, 2018	192
Same-center properties acquired in the Merger	84
Total same-center properties	276
Same-Center NOI (Adjusted for Transactions) Reconciliation—Same-Center NOI (Adjusted for Transactions) is being presented as if the PELP transaction and the Merger had occurred on January 1, 2017. Same-Center NOI (Adjusted for Transactions) represents the NOI for properties that were wholly-owned and operational for the entire portion of both comparable reporting periods. Below is a reconciliation of net income (loss) to NOI for real estate investments and Same-Center NOI (Adjusted for Transactions) for the years ended December 31, 2018 and 2017 (in thousands):

	2018	2017
Net income (loss)	$46,975	$(41,718)
Adjusted to exclude:
Fees and management income	(32,926)	(8,156)
Straight-line rental income	(5,173)	(3,766)
Net amortization of above- and below-market leases	(3,949)	(1,984)
Lease buyout income	(519)	(1,321)
General and administrative expenses	50,412	36,878
Transaction expenses	3,331	15,713
Vesting of Class B units	—	24,037
Termination of affiliate arrangements	—	5,454
Depreciation and amortization	191,283	130,671
Impairment of real estate assets	40,782	—
Interest expense, net	72,642	45,661
Gain on sale or contribution of property, net	(109,300)	(1,760)
Other	1,389	(881)
Property operating expenses related to fees and management income	17,503	5,579
NOI for real estate investments	272,450	204,407
Less: Non-same-center NOI(1)	(35,456)	(27,286)
NOI from same-center properties acquired in the PELP Transaction, prior to acquisition	—	38,354
NOI from same-center properties acquired in the Merger, prior to acquisition	88,463	98,392
Total Same-Center NOI (Adjusted for Transactions)	$325,457	$313,867
(1)Includes operating revenues and expenses from non-same-center properties which includes properties acquired or sold and corporate activities.

PELP and REIT II Same-Center NOI—NOI from the PELP properties acquired in the PELP transaction and NOI from the REIT II properties acquired in the Merger, prior to their respective acquisitions, was obtained from the accounting records of PELP and REIT II without adjustment. The table below provides Same-Center NOI detail for the non-ownership periods of PELP and REIT II (in thousands):

	REIT II		PELP
	2018	2017	2017
Revenues:
Rental income(1)	$95,086	$106,572	$42,861
Tenant recovery income	35,925	39,574	12,153
Other property income	828	723	363
Total revenues	131,839	146,869	55,377
Operating expenses:
Property operating expenses	22,231	25,146	9,748
Real estate taxes	21,145	23,331	7,275
Total operating expenses	43,376	48,477	17,023
Total Same-Center NOI	$88,463	$98,392	$38,354
(1)Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.
Same-Center Properties (Adjusted for Transactions)—Below is a breakdown of our same-center property count:

2018
Same-center properties owned since January 1, 2017	142
Same-center properties acquired in the PELP Transaction	64
Same-center properties acquired in the Merger	74
Total same-center properties	280
Same-Center NOI (Adjusted for Transactions) Reconciliation—Same-Center NOI (Adjusted for Transactions) is being presented as if the PELP transaction had occurred on January 1, 2016. Same-Center NOI (Adjusted for Transactions) represents the NOI for properties that were wholly-owned and operational for the entire portion of both comparable reporting periods. Below is a reconciliation of net (loss) income to NOI for real estate investments and Same-Center NOI (Adjusted for Transactions) for the years ended December 31, 2017 and 2016 (in thousands):

	2017	2016
Net (loss) income	$(41,718)	$9,043
Adjusted to exclude:
Fees and management income	(8,156)	—
Straight-line rental income	(3,766)	(3,512)
Net amortization of above- and below-market leases	(1,984)	(1,208)
Lease buyout income	(1,321)	(583)
General and administrative expenses	36,348	31,804
Transaction expenses	15,713	—
Vesting of Class B units	24,037	—
Termination of affiliate arrangements	5,454	—
Acquisition expenses	530	5,803
Depreciation and amortization	130,671	106,095
Interest expense, net	45,661	32,458
Other	(2,336)	(5,990)
Property operating expenses related to fees and management income	5,386	—
NOI for real estate investments	204,519	173,910
Less: Non-same-center NOI(1)	(34,443)	(20,015)
NOI from same-center properties acquired in the PELP Transaction, prior to acquisition	34,756	44,061
Total Same-Center NOI (Adjusted for Transactions)	$204,832	$197,956
(1)Includes operating revenues and expenses from non-same-center properties which includes properties acquired or sold and corporate activities.

PELP Same-Center NOI—NOI from the PELP properties acquired prior to the PELP transaction was obtained from the accounting records of PELP without adjustment. The table below provides Same-Center NOI detail for the non-ownership periods of PELP (in thousands):

	2017	2016
Revenues:
Rental income(1)	$37,860	$49,046
Tenant recovery income	10,537	13,781
Other property income	520	259
Total revenues	48,917	63,086
Operating expenses:
Property operating expenses	8,214	11,529
Real estate taxes	5,947	7,496
Total operating expenses	14,161	19,025
Total Same-Center NOI	$34,756	$44,061
(1)Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.
Same-Center Properties (Adjusted for Transactions)—Below is a breakdown of our same-center property count:

2017
Same-center properties owned since January 1, 2016	136
Same-center properties acquired in the PELP Transaction	64
Total same-center properties	200
Funds from Operations, Core Funds from Operations, and Adjusted Funds from Operations—FFO is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. The National Association of Real Estate Investment Trusts, or Nareit, defines FFO as net income (loss) computed in accordance with GAAP, excluding gains (or losses) from sales of property and gains (or losses) from change in control, plus depreciation and amortization, and after adjustments for impairment losses on real estate and impairments of in-substance real estate investments in investees that are driven by measurable decreases in the fair value of the depreciable real estate held by the unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We calculate FFO measures in a manner consistent with the Nareit definition, with an additional adjustment made for noncontrolling interests that are not convertible into common stock.
Core FFO is an additional performance financial measure used by us as FFO includes certain non-comparable items that affect our performance over time. We believe that Core FFO is helpful in assisting management and investors with the assessment of the sustainability of operating performance in future periods. We believe it is more reflective of our core operating performance and provides an additional measure to compare our performance across reporting periods on a consistent basis by excluding items that may cause short-term fluctuations in net income (loss). To arrive at Core FFO, we adjust FFO attributable to stockholders and convertible noncontrolling interests to exclude certain recurring and non-recurring items including, but not limited to, depreciation and amortization of corporate assets, changes in the fair value of the earn-out liability, amortization of unconsolidated joint venture basis differences, gains or losses on the extinguishment or modification of debt, other impairment charges, and transaction and acquisition expenses.
Adjusted FFO is an additional performance financial measure used by us that further excludes certain non-comparable items and non-cash adjustments that affect our performance over time. Adjusted FFO provides further insight into our portfolio performance by focusing on the revenues and expenditures directly involved in our operations and the management of our entire real estate portfolio. To arrive at Adjusted FFO, we reduce Core FFO for recurring capital expenditures, tenant improvement costs and leasing commissions and exclude straight-line rent and non-cash adjustments, such as amortization of market lease intangible adjustments, deferred financing costs, market debt adjustments and non-cash share-based compensation expenses. Adjusted FFO also includes a prorated share of the aforementioned adjustments for our unconsolidated joint ventures. Recurring property-related capital expenditures are costs to maintain properties and their common areas, including new roofs, paving of parking lots, and other general upkeep items, and recurring corporate capital expenditures are primarily costs for computer software and equipment.
FFO, FFO Attributable to Stockholders and OP Unit Holders, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, Core FFO, and Adjusted FFO should not be considered alternatives to net income (loss) under GAAP, as an indication of our liquidity, nor as an indication of funds available to cover our cash needs, including our ability to fund distributions. These metrics may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate our business plan in the manner currently contemplated.
Accordingly, FFO, FFO Attributable to Stockholders and OP Unit Holders, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, Core FFO, and Adjusted FFO should be reviewed in connection with other GAAP measurements, and should not be viewed as more prominent measures of performance than net income (loss) or cash flows from operations prepared in accordance with GAAP. Our FFO, FFO Attributable to Stockholders and OP Unit Holders, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, Core FFO, and Adjusted FFO, as presented, may not be comparable to amounts calculated by other REITs.

The following table presents our calculation of FFO Attributable to Stockholders and OP Unit Holders, Core FFO, and Adjusted FFO for the three months ended March 31, 2021 and 2020 (in thousands, except per share amounts):

	Three Months Ended March 31,
	2021	2020
Calculation of FFO Attributable to Stockholders and OP Unit Holders
Net income	$117	$11,199
Adjustments:
Depreciation and amortization of real estate assets	54,341	54,817
Impairment of real estate assets	5,000	—
(Gain) loss on disposal of property, net	(13,841)	1,577
Adjustments related to unconsolidated joint ventures	(637)	654
FFO attributable to stockholders and OP unit holders	$44,980	$68,247
Calculation of Core FFO
FFO attributable to stockholders and OP unit holders	$44,980	$68,247
Adjustments:
Depreciation and amortization of corporate assets	1,000	1,410
Change in fair value of earn-out liability	16,000	(10,000)
Amortization of unconsolidated joint venture basis differences	746	467
Loss on extinguishment of debt, net	691	73
Transaction and acquisition expenses	141	45
Core FFO	$63,558	$60,242
Calculation of Adjusted FFO
Core FFO	$63,558	$60,242
Adjustments:
Straight-line and non-cash adjustments(1)	(682)	(765)
Capital expenditures(2)	(7,314)	(6,624)
Non-cash share-based compensation expense, net	1,513	32
Adjustments related to unconsolidated joint ventures	(196)	(65)
Adjusted FFO	$56,879	$52,820

FFO Attributable to Stockholders and OP Unit Holders/Core FFO per share
Weighted-average common shares outstanding - diluted	106,995	111,076
FFO attributable to stockholders and OP unit holders per share - diluted	$0.42	$0.61
Core FFO per share - diluted	$0.59	$0.54
(1)    Includes amortization of market lease adjustments, deferred financing expenses, and market debt adjustments.
(2)    Includes recurring capital expenditures, tenant improvement costs, leasing commissions, and capitalized construction costs.

Additionally, the following table presents our calculation of FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, Core FFO, and Adjusted FFO and provides additional information related to our operations for the years ended December 31, 2020, 2019, 2018, 2017, 2016 (in thousands, except per share amounts):

	2020	2019	2018	2017(1)	2016(1)
Calculation of FFO Attributable to Stockholders and Convertible Noncontrolling Interests
Net income (loss)	$5,462	$(72,826)	$46,975	$(41,718)	$9,043
Adjustments:
Depreciation and amortization of real estate assets	218,738	231,023	177,504	127,771	106,095
Impairment of real estate assets	2,423	87,393	40,782	—	—
Gain on the sale or contribution of property, net	(6,494)	(28,170)	(109,300)	(1,760)	(4,732)
Adjustments related to unconsolidated joint ventures	1,552	(128)	560	—	—
FFO attributable to the Company	221,681	217,292	156,521	84,293	110,406
Adjustments attributable to noncontrolling interests not convertible into common stock	—	(282)	(299)	(143)	—
FFO attributable to stockholders and convertible noncontrolling interests	$221,681	$217,010	$156,222	$84,150	$110,406
Calculation of Core FFO
FFO attributable to stockholders and convertible noncontrolling interests	$221,681	$217,010	$156,222	$84,150	$110,406
Adjustments:
Depreciation and amortization of corporate assets	5,941	5,847	13,779	2,900	—
Change in fair value of earn-out liability and derivatives	(10,000)	(7,500)	2,393	(201)	(1,510)
Other impairment charges	359	9,661	—	—	—
Amortization of unconsolidated joint venture basis differences	1,883	2,854	167	—	—
Noncash vesting of Class B units and termination of affiliate arrangements	—	—	—	29,491	—
Loss (gain) on extinguishment or modification of debt, net	4	2,238	(93)	(572)	(63)
Transaction and acquisition expenses	539	598	3,426	16,243	5,803
Other	—	158	232	—	—
Core FFO	$220,407	$230,866	$176,126	$132,011	$114,636
Calculation of Adjusted FFO
Core FFO	$220,407	$230,866	$176,126	$132,011	$114,636
Adjustments:
Straight-line and non-cash adjustments(2)	920	(611)	(5,004)	(1,666)	(1,838)
Capital expenditures(3)	(37,885)	(41,789)	(35,233)	(36,666)	(28,742)
Non-cash share-based compensation expense, net	4,673	1,568	(4,991)	3,550	29
Adjustments related to unconsolidated joint ventures	(502)	(704)	(128)	—	—
Adjusted FFO	$187,613	$189,330	$130,770	$97,229	$84,085

FFO Attributable to Stockholders and Convertible Noncontrolling Interests/Core FFO per share
Weighted-average common shares outstanding - diluted(4)	111,156	109,170	80,456	65,502	62,221
FFO attributable to stockholders and convertible noncontrolling interests per share - diluted	$1.99	$1.99	$1.94	$1.28	$1.77
Core FFO per share - diluted	$1.98	$2.11	$2.19	$2.02	$1.84
(1)Certain prior period amounts have been reclassified to conform with current year presentation.
(2)Includes amortization of market lease adjustments, deferred financing expenses, and market debt adjustments.
(3)Includes recurring capital expenditures, tenant improvement costs, leasing commissions, and capitalized construction costs.

(4)Restricted stock awards were dilutive to FFO Attributable to Stockholders and Convertible Noncontrolling Interests per share and Core FFO per share for the years ended December 31, 2020, 2019, 2018, 2017, and 2016, and, accordingly, their impact was included in the weighted-average common shares used in their respective per share calculations. For the years ended December 31, 2019 and 2017, restricted stock units had an anti-dilutive effect upon the calculation of earnings per share and thus were excluded. For details related to the calculation of earnings per share, see the notes to our financial statements included elsewhere in this prospectus.
Earnings Before Interest, Taxes, Depreciation, and Amortization for Real Estate, or EBITDAre, and Adjusted EBITDAre—Nareit defines EBITDAre as net income (loss) computed in accordance with GAAP before (i) interest expense, (ii) income tax expense, (iii) depreciation and amortization, (iv) gains or losses from disposition of depreciable property, and (v) impairment write-downs of depreciable property. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDAre on the same basis.
Adjusted EBITDAre is an additional performance measure used by us as EBITDAre includes certain non-comparable items that affect our performance over time. To arrive at Adjusted EBITDAre, we exclude certain recurring and non-recurring items from EBITDAre, including, but not limited to: (i) changes in the fair value of the liability; (ii) other impairment charges; (iii) amortization of basis differences in our investments in our unconsolidated joint ventures; and (iv) transaction and acquisition expenses.
We use EBITDAre and Adjusted EBITDAre as additional measures of operating performance which allow us to compare earnings independent of capital structure, determine debt service and fixed cost coverage, and measure enterprise value. Additionally, we believe they are a useful indicator of our ability to support our debt obligations. EBITDAre and Adjusted EBITDAre should not be considered as alternatives to net income (loss), as an indication of our liquidity, nor as an indication of funds available to cover our cash needs, including our ability to fund distributions. Accordingly, EBITDAre and Adjusted EBITDAre should be reviewed in connection with other GAAP measurements, and should not be viewed as more prominent measures of performance than net income (loss) or cash flows from operations prepared in accordance with GAAP. Our EBITDAre and Adjusted EBITDAre, as presented, may not be comparable to amounts calculated by other REITs.
The following table presents our calculation of EBITDAre and Adjusted EBITDAre for the three months ended March 31, 2021 and 2020 (in thousands):

	Three Months Ended March 31,
	2021	2020
Calculation of EBITDAre
Net income	$117	$11,199
Adjustments:
Depreciation and amortization	55,341	56,227
Interest expense, net	20,063	22,775
(Gain) loss on disposal of property, net	(13,841)	1,577
Impairment of real estate assets	5,000	—
Federal, state, and local tax expense	166	29
Adjustments related to unconsolidated joint ventures	1,132	1,177
EBITDAre	$67,978	$92,984
Calculation of Adjusted EBITDAre
EBITDAre	$67,978	$92,984
Adjustments:
Change in fair value of earn-out liability	16,000	(10,000)
Other impairment charges	—	—
Amortization of unconsolidated joint venture basis differences	746	467
Transaction and acquisition expenses	141	45
Adjusted EBITDAre	$84,865	$83,496

Additionally, the following table presents our calculation of EBITDAre and Adjusted EBITDAre for the years ended December 31, 2020, 2019, 2018, 2017, and 2016 (in thousands):

	2020	2019	2018	2017	2016
Calculation of EBITDAre
Net income (loss)	$5,462	$(72,826)	$46,975	(41,718)	$9,043
Adjustments:
Depreciation and amortization	224,679	236,870	191,283	130,671	106,095
Interest expense, net	85,303	103,174	72,642	45,661	32,458
Gain on disposal of property, net	(6,494)	(28,170)	(109,300)	(1,760)	(4,732)
Impairment of real estate assets	2,423	87,393	40,782	—	—
Federal, state, and local tax expense	491	785	232	—	—
Adjustments related to unconsolidated joint ventures	3,355	2,571	446	—	—
EBITDAre	$315,219	$329,797	$243,060	$132,854	$142,864
Calculation of Adjusted EBITDAre
EBITDAre	$315,219	$329,797	$243,060	$132,854	$142,864
Adjustments:
Change in fair value of earn-out liability and derivatives	(10,000)	(7,500)	2,393	(201)	(1,510)
Other impairment charges	359	9,661	—	—	—
Amortization of unconsolidated joint venture basis differences	1,883	2,854	167	—	—
Transaction and acquisition expenses	539	598	3,426	16,243	5,803
Adjusted EBITDAre	$308,000	$335,410	$249,046	$148,896	$147,157

Liquidity and Capital Resources
General—Aside from standard operating expenses, we expect our principal cash demands to be for:
•cash distributions to stockholders;
•investments in real estate;
•capital expenditures and leasing costs;
•redevelopment and repositioning projects; and
•principal and interest payments on our outstanding indebtedness.
We expect our primary sources of liquidity to be:
•net proceeds from this offering;
•operating cash flows;
•proceeds received from the disposition of shopping centers;
•proceeds from equity and debt financings, including borrowings under our revolving credit facility;
•distributions received from unconsolidated joint ventures; and
•available, unrestricted cash and cash equivalents.
At this time, we believe our current sources of liquidity, most significantly the net proceeds from this offering, our operating cash flows and borrowing availability on our revolving credit facility, are sufficient to meet our short- and long-term cash demands.

Debt—The following table summarizes information about our debt as of March 31, 2021 and December 31, 2020 (dollars in thousands):

	March 31, 2021	December 31, 2020
Total debt obligations, gross	$2,291,181	$2,307,686
As to collateralization:
Total secured debt	668,681	685,186
Total unsecured debt	1,622,500	1,622,500
Total	$2,291,181	$2,307,686
Unsecured debt by agreement:
Revolving credit facility	$—	$—
Term loan due 2022	375,000	375,000
Term loan due 2023	300,000	300,000
Term loan due 2024	100,000	100,000
Term loan due 2024	200,000	200,000
Term loan due 2024	175,000	175,000
Term loan due 2025	472,500	472,500
Total	$1,622,500	$1,622,500

Weighted-average interest rate	3.0%	3.1%
Weighted-average term (in years)	3.8	4.1

Revolving credit facility capacity	$500,000	$500,000
Revolving credit facility availability(1)	490,310	490,404
(1)Net of any outstanding balance and letters of credit. Our existing revolving credit facility matures in October 2021 and includes an option to extend the maturity to October 2022, with its execution being subject to compliance with certain terms included in the loan agreement, including the absence of any defaults and the payment of relevant fees. We intend to either exercise our option to extend the maturity or to negotiate under new terms.
As our debt obligations mature, we intend to refinance or pay off the balances at maturity using proceeds from operations and/or corporate-level debt.
On July 2, 2021, the Company entered into a new $980 million credit facility comprised of a $500 million senior unsecured revolving credit facility and two $240 million senior unsecured term loan tranches, or the Refinancing. The borrowings under the Company’s new credit facility will primarily be used for refinancing the Company’s existing indebtedness, providing working capital, financing acquisitions and redevelopment projects, and other general corporate purposes. In connection with the Refinancing, the Company paid off the $472.5 million term loan due 2025. The revolving credit facility will mature on January 2, 2026 and the two senior unsecured term loan tranches will mature on November 16, 2025 and July 2, 2026, respectively. Both senior unsecured term loan tranches under the new credit facility were drawn in full whereas the new senior unsecured revolving credit facility was undrawn as of July 2, 2021.
Our debt is subject to certain covenants, and as of March 31, 2021 and December 31, 2020, we were in compliance with the restrictive covenants of our outstanding debt obligations. We expect to continue to meet the requirements of our debt covenants over the next twelve months.
During the years ended December 31, 2020 and 2019, we took steps to reduce our leverage, lower our cost of debt, and appropriately ladder our debt maturities. Our debt activity during the year ended December 31, 2020 was as follows:
•In January 2020, we paid down $30 million of term loan debt maturing in 2021 using proceeds from property dispositions in 2019. Following this repayment, our next term loan maturity is in April 2022 and includes an option to extend the maturity to October 2022, with its execution being subject to compliance with certain terms included in the loan agreement, including the absence of any defaults and the payment of relevant fees. We intend to either exercise our option to extend the maturity or to negotiate under new terms.
•In April 2020, we borrowed $200 million on our revolving credit facility to build a reserve that could be used to fund our operating needs during the COVID-19 pandemic.
•In June 2020, we fully repaid the outstanding balance on our revolving credit facility as our rent and recovery collections during the second quarter, combined with our COVID-19 expense reduction initiatives, sufficiently funded our operating needs and provided enough stability to allow for this repayment. Further, we did not borrow on our revolving credit facility during the remainder of 2020.
•In the fourth quarter, we executed early repayments of $24.5 million in mortgage debt.
Our debt activity during the year ended December 31, 2019, which we expect will save approximately $1.9 million in interest annually, was as follows:

•In September 2019, we repriced a $200 million term loan, lowering the interest rate spread from 1.75% over LIBOR to 1.25% over LIBOR, while maintaining the current maturity of September 2024.
•In October 2019, we repriced a $175 million term loan from a spread of 1.75% over LIBOR to 1.25% over LIBOR, while maintaining the current maturity of October 2024.
•In December 2019, we executed a $200 million fixed-rate secured loan maturing in January 2030. The proceeds from this loan, along with proceeds from property dispositions, were used to pay down $265.9 million of term loan debt maturing in 2020 and 2021.
Our debt maturity profile as of March 31, 2021 is as follows (including the impact of derivatives on weighted-average interest rates):

Debt Maturity Profile

$600
$500
$400
$300
$200
$100
$0
Dollars (in millions)
6%
5%
4%
3%
2%
1%
0%
Weighted-average interest rate %
$48.6
$431.4
$371.8
$505.8
$500.8
$202.1
$20.6
$210.1
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030 +
Debt Maturities
Weighted-Average Interest on Maturing Debt

Financial Leverage Ratios—We believe our net debt to Adjusted EBITDAre, net debt to total enterprise value, and debt covenant compliance as of March 31, 2021 allow us access to future borrowings as needed in the near term. The following table presents our calculation of net debt and total enterprise value, inclusive of our prorated portion of net debt and cash and cash equivalents owned through our unconsolidated joint ventures, as of March 31, 2021, on an adjusted basis to give effect to the use of net proceeds from this offering and to reflect the Refinancing (in thousands):

March 31, 2021
As Adjusted
Net debt:
Total debt, excluding market adjustments and deferred financing expenses	$1,954,596
Less: Cash and cash equivalents	86,663
Total net debt	$1,867,933

Enterprise value:
Net debt	$1,867,933
Total equity value(1)	3,522,967
Total enterprise value	$5,390,900
(1)Total equity value on an adjusted basis is calculated as the 125.8 million shares outstanding on a fully diluted basis as of March 31, 2021 multiplied by the public offering price of $28.00 per share.

The following table presents our calculation of net debt to Adjusted EBITDAre and net debt to total enterprise value as of March 31, 2021 and December 31, 2020 (dollars in thousands):

March 31, 2021
As Adjusted
Net debt to Adjusted EBITDAre - annualized:
Net debt	$1,867,933
Adjusted EBITDAre - annualized(1)	309,369
Net debt to Adjusted EBITDAre - annualized	6.0x

Net debt to total enterprise value
Net debt	$1,867,933
Total enterprise value	5,390,900
Net debt to total enterprise value	34.6%
(1)    Adjusted EBITDAre is based on a trailing 12 month period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Measures - EBITDAre and Adjusted EBITDAre” within this prospectus for a reconciliation to net income.
Capital Expenditures and Redevelopment Activity—We make capital expenditures during the course of normal operations, including maintenance capital expenditures and tenant improvements, as well as value-enhancing anchor space repositioning and redevelopment, ground-up outparcel development, and other accretive projects. Generally, we expect our development and redevelopment projects to stabilize within 24 months. We anticipate that obligations related to capital improvements as well as redevelopment and development in 2021 can be met with cash flows from operations, cash flows from dispositions, or borrowings on our revolving credit facility.
Below is a summary of our capital spending activity on a cash basis (dollars in thousands):

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018
Capital expenditures for real estate(1):
Capital improvements	$848	$833	$13,443	$20,140	$7,788
Tenant improvements	3,741	3,714	14,304	13,702	16,009
Redevelopment and development	8,098	10,484	30,521	37,488	21,032
Total capital expenditures for real estate	12,687	15,031	58,268	71,330	44,829
Corporate asset capital expenditures	439	553	3,972	1,988	2,447
Capitalized indirect costs(2)	411	381	1,725	2,174	1,704
Total capital spending activity	$13,537	$15,965	$63,965	$75,492	$48,980
(1)    Amounts in this table exclude leasing commissions.
(2)    Includes internal salaries and related benefits of personnel who work directly on capital projects as well as capitalized interest expense.
Actual incremental yields may vary from our underwritten incremental yield range based on the actual total cost to complete a project and its actual incremental annual NOI at stabilization. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Key Performance Indicators and Defined Terms” and “Risk Factors” in this prospectus.

Acquisition Activity—We continually monitor the commercial retail real estate market for shopping centers that have future growth potential, are located in attractive demographic markets, and support our business objectives. The following table highlights our property acquisitions (dollars and square feet in thousands):

	Three Months Ended March 31,		Years Ended December 31,
			2020	2019		2018
	2021	2020	Third-Party Acquisitions	REIT III Merger(1)	Third-Party Acquisitions	REIT II Merger(1)	Third-Party Acquisitions (2)
Number of properties purchased	2	—	2	3	2	86	5
Number of outparcels purchased	2	2	2	—	2	—	2
Total square footage acquired	171	—	216	251	213	10,342	543
Total price of acquisitions	$39,850	$4,319	$41,482	$73,372	$71,722	$1,454,206	$98,941
(1)Number of properties and outparcels excludes those owned through unconsolidated joint ventures that were acquired in our mergers with REIT II and REIT III. Price of acquisitions includes transaction costs and non-cash consideration such as equity issuance, debt transactions, and related party settlements detailed in Notes 4 and 5 to the financial statements for the year ended December 31, 2020 located elsewhere within this prospectus.
(2)Purchase price includes fair value of debt assumed as part of the acquisitions.
Disposition Activity—We are actively evaluating our portfolio of properties for opportunities to make strategic dispositions of properties that no longer meet our growth and investment objectives or assets that have stabilized in order to capture their value. We expect to continue to make strategic dispositions during the remainder of 2021. The following table highlights our property dispositions (dollars and square feet in thousands):

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018(1)
Number of properties sold or contributed	6	3	7	21	25
Number of outparcels sold(2)	1	—	1	1	—
Proceeds from sale or contribution of real estate	$58,356	$17,447	$57,902	$223,083	$240,500
Gain (loss) on sale or contribution of property, net(3)	14,355	(826)	10,117	30,039	109,300
(1)Includes the contribution or sale of 17 properties to GRP I.
(2)The outparcel sold in the first quarter of 2021 was the only remaining portion of one of our properties, and therefore the sale resulted in a reduction in our total property count.
(3)The gain (loss) on sale of property, net does not include miscellaneous write-off activity, which is also recorded in gain (loss) on disposal of property, net on the consolidated statements of operations included elsewhere in this prospectus
Distributions—We paid monthly distributions of $0.08499999 per share, or $1.02 annualized, for the months of December 2020 and January, February, March, April, and May 2021. On June 14, 2021, our Board authorized distributions for June 2021 to the stockholders of record at the close of business on June 15, 2021 equal to a monthly amount of $0.08499999 per share of common stock. We expect to pay the June 2021 distributions on July 1, 2021. On March 25, 2021, the Third Amended and Restated Dividend Reinvestment Plan has been suspended, beginning with the distribution payable on April 1, 2021.
To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain, and which does not necessarily equal net income (loss) as calculated in accordance with GAAP). We generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year due to meeting the REIT qualification requirements. However, we may be subject to certain state and local taxes on our income, property, or net worth and to federal income and excise taxes on our undistributed income.
We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Cash Flow Activities, Three Months Ended March 31, 2021 and 2020
As of March 31, 2021, we had cash and cash equivalents and restricted cash of $62.3 million, a net cash decrease of $69.7 million during the three months ended March 31, 2021.
Below is a summary of our cash flow activity for the three months ended March 31, 2021 and 2020 (dollars in thousands):

	Three Months Ended March 31,
	2021	2020	$ Change	% Change
Net cash provided by operating activities	$48,751	$35,613	$13,138	36.9%
Net cash provided by (used in) investing activities	4,690	(2,413)	7,103	NM
Net cash used in financing activities	(123,125)	(43,733)	(79,392)	NM
Operating Activities—Our net cash provided by operating activities was primarily impacted by the following:
•Property operations and working capital—Most of our operating cash comes from rental and tenant recovery income and is offset by property operating expenses, real estate taxes, and general and administrative costs. During the three months ended March 31, 2021, we had a net cash outlay of $15.3 million from changes in working capital as compared to a net cash outlay of $23.4 million during the same period in 2020. This change was primarily driven by improved collections on amounts due from Neighbors as well as expense reduction initiatives, and was partially offset by higher leasing commissions. Additionally, we had an increase in returns on our investments in unconsolidated joint ventures.
•Fee and management income—We also generate operating cash from our third-party investment management business, pursuant to various management and advisory agreements between us and certain real estate funds, or the Managed Funds, for whom we provide certain management services. Our fee and management income was $2.3 million for the three months ended March 31, 2021, an increase of $0.1 million as compared to the same period in 2020.
•Cash paid for interest—During the three months ended March 31, 2021, we paid $18.9 million for interest, a decrease of $1.4 million over the same period in 2020, largely due to a decrease in LIBOR and expiring interest rate swaps.
Investing Activities—Our net cash provided by (used in) investing activities was primarily impacted by the following:
•Real estate acquisitions—During the three months ended March 31, 2021, our acquisitions resulted in a total cash outlay of $39.9 million, as compared to a total cash outlay of $4.3 million during the same period in 2020.
•Real estate dispositions—During the three months ended March 31, 2021, our dispositions resulted in a net cash inflow of $58.4 million, as compared to a net cash inflow of $17.4 million during the same period in 2020.
•Capital expenditures—We invest capital into leasing our shopping centers and maintaining or improving the condition of our shopping centers. During the three months ended March 31, 2021, we paid $13.5 million for capital expenditures, a decrease of $2.4 million over the same period in 2020, primarily due to the timing of our development and redevelopment projects.
•Investment in third parties—During the three months ended March 31, 2021, we made an investment in a third party business that resulted in a net cash outflow of $3.0 million.
Financing Activities—Our net cash used in financing activities was primarily impacted by the following:
•Debt borrowings and payments—During the three months ended March 31, 2021, we had $16.5 million in net repayment of debt primarily as a result of early repayments of mortgage loans. During the three months ended March 31, 2020 we had net borrowings of $1.5 million, largely as a result of drawing $34.0 million on our revolving credit facility, offset by a pay down in January 2020 of $30.0 million on term loan debt maturing in 2021.
•Distributions to stockholders and OP unit holders—Cash used for distributions to common stockholders and OP unit holders decreased $11.1 million for the three months ended March 31, 2021 as compared to the same period in 2020, primarily due a reduction of the distribution rate beginning with the December 2020 distribution, which was paid in January 2021, and due to a lower share count as a result of a tender offer.
•Share repurchases—Cash outflows for share repurchases increased by $72.6 million for the three months ended March 31, 2021 as compared to the same period in 2020, primarily as a result of a tender offer, which was settled in January 2021. In connection with the liquidity alternative review process, the SRP, which is currently limited to repurchases resulting from DDI of stockholders, has been suspended, and the March 31, 2021 repurchases related to stockholder DDI were not executed. The SRP for both standard and DDI requests will remain suspended until further notice.

Cash Flow Activities, Years Ended December 31, 2020 and 2019
As of December 31, 2020, we had cash and cash equivalents and restricted cash of $131.9 million, a net cash increase of $36.8 million during the year ended December 31, 2020.
Below is a summary of our cash flow activity for the years ended December 31, 2020 and 2019 (dollars in thousands):

	2020	2019	$ Change	% Change
Net cash provided by operating activities	$210,576	$226,875	$(16,299)	(7.2)%
Net cash (used in) provided by investing activities	(44,092)	64,183	(108,275)	NM
Net cash used in financing activities	(129,655)	(280,254)	150,599	53.7%
Operating Activities—Our net cash provided by operating activities was primarily impacted by the following:
•Property operations and working capital—Most of our operating cash comes from rental and tenant recovery income and is offset by property operating expenses, real estate taxes, and general and administrative costs. Our change in cash flows from property operations is primarily due to reduced revenue and collections as a result of the COVID-19 pandemic, partially mitigated by expense reduction measures at the property and corporate levels.
•Fee and management income—We also generate operating cash from our third-party investment management business, pursuant to various management and advisory agreements between us and the Managed Funds. Our fee and management income was $9.8 million for the year ended December 31, 2020, a decrease of $1.9 million as compared to the same period in 2019, primarily due to fee and management income no longer received from REIT III following its acquisition by us in October 2019; a decrease in fees received from NRP largely due to property dispositions; and lower rent and recovery collections for our unconsolidated joint ventures, which resulted in lower management fees paid to us, as a result of the COVID-19 pandemic. This offsets improvements in fees received from GRP I and GRP II (prior its acquisition by GRP I).
•Cash paid for interest—During the year ended December 31, 2020, we paid $78.5 million for interest, a decrease of $10.9 million over the same period in 2019, largely due to a decrease in LIBOR and expiring interest rate swaps in 2020, as well as repricing activities occurring in 2019.
Investing Activities—Our net cash (used in) provided by investing activities was primarily impacted by the following:
•Real estate acquisitions—During the year ended December 31, 2020, our third party acquisitions resulted in a total cash outlay of $41.5 million, as compared to a total cash outlay of $71.7 million during the same period in 2019. Additionally, our merger with REIT III, which included a 10% equity interest in GRP II (prior to its acquisition by GRP I in October 2020), resulted in a total cash outlay of $17.0 million during the year ended December 31, 2019.
•Real estate dispositions—During the year ended December 31, 2020, our dispositions resulted in a net cash inflow of $57.9 million, as compared to a net cash inflow of $223.1 million during the same period in 2019.
•Capital expenditures—We invest capital into leasing our shopping centers and maintaining or improving the condition of our shopping centers. During the year ended December 31, 2020, we paid $64.0 million for capital expenditures, a decrease of $11.5 million over the same period in 2019. This decrease was primarily driven by reduced capital expenditures since the first quarter of 2020, as our capital investments were prioritized to support the reopening of our Neighbors and new leasing activity, or deferred if possible.
Financing Activities—Our net cash used in financing activities was primarily impacted by the following:
•Debt borrowings and payments—Cash from financing activities is primarily affected by inflows from borrowings and outflows from payments on debt. During the year ended December 31, 2020, we had $64.8 million in net repayment of debt primarily as a result of early repayments of debt utilizing cash from the disposition of shopping centers and cash on hand. During the year ended December 31, 2019, we had $89.1 million in net repayment of debt, primarily using cash received from the disposition of shopping centers.
•Distributions to stockholders and OP unit holders—Cash used for distributions to common stockholders and OP unit holders decreased by $94.0 million during the year ended December 31, 2020 as compared to the same period in 2019, primarily due to the temporary suspension of stockholder distributions for the months of April 2020 through November 2020.
•Share repurchases—Cash outflows for share repurchases decreased by $29.4 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019, primarily due to the suspension of the SRP. In connection with a tender offer, $77.6 million due to stockholders who tendered their shares was not yet paid as of December 31, 2020, and is recorded as Accounts Payable and Other Liabilities on our consolidated balance sheets. The amount was subsequently paid on January 5, 2021 (see Note 13 to our financial statements for the year ended December 31, 2020 included elsewhere in this prospectus for more detail).

Cash Flow Activities, Years Ended December 31, 2019 and 2018
As of December 31, 2019, we had cash and cash equivalents and restricted cash of $95.1 million, a net cash increase of $10.8 million during the year ended December 31, 2019.
Below is a summary of our cash flow activity for the years ended December 31, 2019 and 2018 (dollars in thousands):

	2019	2018	$ Change	% Change
Net cash provided by operating activities	$226,875	$153,291	$73,584	48.0%
Net cash provided by (used in) investing activities	64,183	(258,867)	323,050	(124.8)%
Net cash (used in) provided by financing activities	(280,254)	162,435	(442,689)	NM
Operating Activities—Our net cash provided by operating activities was primarily impacted by the following:
•Property operations and working capital—Most of our operating cash comes from rental and tenant recovery income and is offset by property operating expenses, real estate taxes, and general and administrative costs. Our change in cash flows from property operations primarily results from owning a larger portfolio year-over-year as a result of the Merger with REIT II. Partially offsetting this during the year ended December 31, 2019 was a decrease of $8.4 million attributable to fluctuations in working capital accounts during the normal course of our property operations. We also experienced a decrease in general and administrative expenses from the prior year.
•Fee and management income—We also generate operating cash from our third-party investment management business, pursuant to various management and advisory agreements between us and the Managed Funds. Our fee and management income was $11.7 million for the year ended December 31, 2019, a decrease of $21.2 million as compared to the same period in 2018, primarily due to fee and management income no longer received from the shopping centers acquired in the Merger with REIT II and the merger with REIT III, partially offset by increased fee and management income from new institutional joint venture activity.
•Cash paid for interest—During the year ended December 31, 2019, we paid $89.4 million for interest, an increase of $21.8 million over the same period in 2018. This increase was largely due to $464.5 million of debt assumed and new debt entered into in connection with the Merger with REIT II.
Investing Activities—Our net cash provided by (used in) investing activities was primarily impacted by the following:
•Real estate acquisitions—During the year ended December 31, 2019, outside of the merger with REIT III, we acquired two properties and two outparcels for a total cash outlay of $71.7 million. During the year ended December 31, 2018, outside of the Merger with REIT II, we acquired five properties and two outparcels for a total cash outlay of $87.1 million.
•Real estate dispositions and sales and contributions to unconsolidated joint venture—During the year ended December 31, 2019, we disposed of 21 properties and one outparcel for a net cash inflow of $223.1 million. During the year ended December 31, 2018, we disposed of 25 properties, which included 17 properties sold or contributed to the GRP I joint venture for a net cash inflow of $161.8 million, and eight properties sold outside of the GRP I joint venture for a net cash inflow of $78.7 million.
•Mergers—During the year ended December 31, 2019, in connection with our merger with REIT III, we acquired three properties and a 10% equity interest in GRP II, a joint venture that owns three properties with Northwestern Mutual, for a net cash outlay of $17.0 million. During the year ended December 31, 2018, in connection with our Merger with REIT II, we acquired 86 properties and a 20% interest in an institutional joint venture for a net cash outlay of $363.5 million.
•Capital expenditures—We invest capital into leasing our shopping centers and maintaining or improving the condition of our shopping centers. During the year ended December 31, 2019, we paid $75.5 million for capital expenditures, an increase of $26.5 million over the same period in 2018, primarily driven by our investment in value-added redevelopment and new development in our existing centers as well as other building improvements due to our larger portfolio. Additionally, tenant improvements have increased due to higher leasing activity for a larger portfolio.
Financing Activities—Our net cash (used in) provided by financing activities was primarily impacted by the following:
•Debt borrowings and payments—Cash from financing activities is primarily affected by inflows from borrowings and outflows from payments on debt. As our debt obligations mature, we intend to refinance the remaining balance, if possible, or pay off the balances at maturity using proceeds from operations and/or corporate-level debt. During the year ended December 31, 2019, our net borrowings decreased by $89.1 million, primarily using cash received from the disposition of shopping centers. During the year ended December 31, 2018, our net borrowings increased $325.0 million primarily due to debt assumed from the Merger with REIT II.
•Distributions to stockholders and OP unit holders—Cash used for distributions to common stockholders and OP unit holders increased $43.4 million during the year ended December 31, 2019, as compared to the same period in 2018, primarily due to the increase in common stockholders as a result of the Merger with REIT II.
•Share repurchases—Our SRP provides an opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations. Cash outflows for share repurchases decreased by $18.5 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018.
Off-Balance Sheet Arrangements
We are the limited guarantor for up to $190 million, capped at $50 million in most instances, of NRP’s debt. Our guarantee is limited to being the non-recourse carve out guarantor and the environmental indemnitor. As of March 31, 2021, the outstanding loan balance related to our NRP joint venture was $32.1 million. Additionally, as of March 31, 2021, we are the limited guarantor of a $175 million mortgage loan secured by GRP I properties. Our guaranty in both cases is limited to being the non-recourse carveout guarantor and the environmental indemnitor. Further, in both cases, we are party to agreements with our institutional venture partners by which any potential liability under such guarantees will be apportioned between us and our applicable institutional joint venture partner based on our respective ownership percentage in the applicable joint venture. We have no liability recorded on our consolidated balance sheets for either guaranty as of March 31, 2021 and December 31, 2020.
Contractual Commitments and Contingencies
We have debt obligations related to both our secured and unsecured debt. In addition, we have operating leases pertaining to office equipment for our business as well as ground leases at certain of our shopping centers. The table below excludes obligations related to tenant allowances and improvements because such amounts are not fixed or determinable. However, we believe we currently have sufficient financing in place to fund any such amounts as they arise through cash from operations or borrowings. The following table details our contractual obligations as of December 31, 2020 (in thousands):

	Payments Due by Period
	Total	2021	2022	2023	2024	2025	Thereafter
Debt obligations - principal payments(1)	$2,307,522	$62,589	$436,898	$379,569	$503,162	$500,381	$424,923
Debt obligations - interest payments(2)	285,788	68,710	58,768	50,785	38,767	25,457	43,301
Operating lease obligations	8,896	831	805	654	528	297	5,781
Finance lease obligations	171	102	29	24	16	—	—
Total	$2,602,377	$132,232	$496,500	$431,032	$542,473	$526,135	$474,005
(1)The revolving credit facility matures in October 2021 and includes an option to extend the maturity to October 2022, with its execution being subject to compliance with certain terms included in the loan agreement, including the absence of any defaults and the payment of relevant fees. We intend to either exercise our option to extend the maturity or to negotiate under new terms. As of December 31, 2020, we have no outstanding balance on our revolving credit facility.
(2)Future variable-rate interest payments are based on interest rates as of December 31, 2020, including the impact of our swap agreements.
Our portfolio debt instruments and the unsecured revolving credit facility contain certain covenants and restrictions. The following is a list of certain restrictive covenants specific to the unsecured revolving credit facility and unsecured term loans that were deemed significant:
•limits the ratio of total debt to total asset value, as defined, to 60% or less with a surge to 65% following a material acquisition;
•limits the ratio of secured debt to total asset value, as defined, to 40% or less with a surge to 45% following a material acquisition;
•requires the fixed-charge ratio, as defined, to be 1.5:1 or greater, or 1.4:1 following a material acquisition;
•limits the ratio of cash dividend payments to FFO, as defined, to 95%;
•requires the current tangible net worth to exceed the minimum tangible net worth, as defined;
•limits the ratio of unsecured debt to unencumbered total asset value, as defined, to 60% or less with a surge to 65% following a material acquisition; and
•requires the unencumbered NOI to interest expense ratio, as defined, to 1.75:1 or greater, or 1.7:1 following a material acquisition.
Inflation
Inflation has been low historically and has had minimal impact on the operating performance of our shopping centers; however, inflation can increase in the future. Certain of our leases contain provisions designed to mitigate the adverse effect of inflation, including rent escalations and requirements for Neighbors to pay their allocable share of operating expenses, including common area maintenance, utilities, real estate taxes, insurance, and certain capital expenditures. Additionally, many of our leases are for terms of less than ten years, which allows us to target increased rents to current market rates upon renewal.
Critical Accounting Policies and Estimates
Below is a discussion of our critical accounting policies and estimates. Our accounting policies have been established to conform with GAAP. We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain, and are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.
Because of the adverse economic conditions and uncertainty regarding the impacts of the COVID-19 pandemic, it is possible that the estimates and assumptions that have been utilized in the preparation of the consolidated financial statements could change or vary significantly from actual results. Please refer to Notes 2 and 17 to our financial statements for the year ended December 31, 2020 included elsewhere in this prospectus for additional discussion on the potential impact that the COVID-19 pandemic could have on significant accounting estimates as employed per our critical accounting policies.
Real Estate Acquisition Accounting—Most of our real estate acquisition activity does not meet the definition of a business combination and is instead classified as an asset acquisition. As a result, most acquisition-related costs are capitalized and amortized over the life of the related assets, and there is no recognition of goodwill. Costs incurred related to shopping centers that were not ultimately acquired were expensed and recorded in Other (Expense) Income on the consolidated statements of operations. Regardless of whether an acquisition is considered a business combination or an asset acquisition, we record the costs of the business or assets acquired as tangible and intangible assets and liabilities based upon their estimated fair values as of the acquisition date.
We assess the acquisition-date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods that are similar to those used by independent appraisers (e.g., discounted cash flow analysis and replacement cost) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.
We generally determine the value of construction in progress based upon the replacement cost. However, for certain acquired shopping centers that are part of a new development, we determine fair value by using the same valuation approach as for all other shopping centers and deducting the estimated cost to complete the development. During the remaining construction period, we capitalize interest expense until the development has reached substantial completion. Construction in progress, including capitalized interest, is not depreciated until the development has reached substantial completion.
We record above-market and below-market lease values for acquired shopping centers based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease. We also consider fixed-rate renewal options in our calculation of the fair value of below-market leases and the periods over which such leases are amortized. If a Neighbor has a unilateral option to renew a below-market lease, we include such an option in the calculation of the fair value of such lease and the period over which the lease is amortized if we determine that the Neighbor has a financial incentive and wherewithal to exercise such option.
Intangible assets also include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease value is amortized to depreciation and amortization expense over the average remaining non-cancelable terms of the respective in-place leases.
We estimate the value of Neighbor origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses, and estimates of lost rentals at market rates during the expected lease-up periods.
Estimates of the fair values of the tangible assets, identifiable intangibles, and assumed liabilities require us to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate estimates would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.
We calculate the fair value of assumed long-term debt by discounting the remaining contractual cash flows on each instrument at the current market rate for those borrowings, which we approximate based on the rate at which we would expect to incur a replacement instrument on the date of acquisition, and recognize any fair value adjustments related to long-term debt as effective yield adjustments over the remaining term of the instrument.
Valuation of Real Estate Assets—We review our owned real estate properties for evidence of impairment quarterly. Particular examples of events and changes in circumstances that could indicate potential impairments are significant decreases in occupancy, operating income, and market values or planned dispositions in which a published or contract price is less than the current carrying value of the assets being targeted for disposition. When indicators of potential impairment suggest that the carrying value of our real estate may be greater than fair value, we will assess the recoverability, considering recent operating results, expected net operating cash flow, estimated sales price, and plans for future operations. If, based on this analysis of undiscounted cash flows, we do not believe that we will be able to recover the carrying value of these assets, we will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate assets as defined by Accounting Standards Codification, or ASC, Topic 360, Property, Plant, and Equipment. We recorded $5.0 million in impairment of real estate assets during the three months ended March 31, 2021. For the years ended December 31, 2020, 2019, and 2018 we recorded impairments of real estate assets of $2.4 million, $87.4 million, and $40.8 million, respectively.
Properties classified as real estate held for sale represent properties that are under contract for sale and where the applicable pre-sale due diligence period has expired prior to the end of the reporting period. When a property is identified as held-for-sale, we compare the contract sales price of the property, net of estimated selling costs, to the net book value of the property. If the estimated net sales price of the property is less than the net book value, an adjustment to the carrying value will be recorded to reflect the estimated fair value of the property.
In accounting for our investment in real estate assets, we must employ a significant amount of judgment in the inputs that we select for impairment testing and other analyses. We select these inputs based on all available evidence and using techniques that are commonly employed by other real estate companies. Some examples of these inputs are projected revenue and expense growth rates, estimates of future cash flows, capitalization rates, general economic conditions and trends, and other available market data. Our ability to accurately predict future operating results and cash flows, as well as to estimate and determine fair values, impacts the timing and recognition of impairments. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results.

Rental Income—The majority of our revenue is lease revenue derived from our real estate assets, for which we are the lessor. On January, 1 2019, we adopted ASC Topic 842, Leases, or ASC 842, using a modified-retrospective approach. As such, beginning January 1, 2019, we evaluate whether a lease is an operating, sales-type, or direct financing lease using the criteria established in ASC 842. Leases will be considered either sales-type or direct financing leases if any of the following criteria are met:
•if the lease transfers ownership of the underlying asset to the lessee by the end of the term;
•if the lease grants the lessee an option to purchase the underlying asset that is reasonably certain to be exercised;
•if the lease term is for the major part of the remaining economic life of the underlying asset; or
•if the present value of the sum of the lease payments and any residual value guaranteed by the lessee equals or exceeds substantially all of the fair value of the underlying asset.
We utilize substantial judgment in determining the fair value of the leased asset, the economic life of the leased asset, and the relevant borrowing rate in performing our lease classification analysis. If none of the criteria listed above is met, the lease is classified as an operating lease. Currently, all of our leases are classified as operating leases, and we expect that the majority, if not all, of our leases will continue to be classified as operating leases based upon our typical lease terms.
We record property operating expense reimbursements due from Neighbors for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred. A portion of our Neighbors reimburse operating costs on a fixed-rate basis, and in those circumstances, operating expense reimbursements due to us are recorded on a straight-line basis. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to differ materially from the estimated reimbursement.
We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. The determination of when revenue recognition under a lease begins, as well as the nature of the leased asset, is dependent upon our assessment of who is the owner, for accounting purposes, of any related tenant improvements. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space, and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.
If we conclude that we are not the owner, for accounting purposes, of the tenant improvements (i.e., the lessee is the owner), then the leased asset is the unimproved space and any tenant allowances funded under the lease are treated as lease incentives, which reduce revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space to construct their own improvements. We consider a number of different factors in evaluating whether the lessee or we are the owner of the tenant improvements for accounting purposes. These factors include:
•whether the lease stipulates how and on what a tenant improvement allowance may be spent;
•whether the tenant or landlord retains legal title to the improvements;
•the uniqueness of the improvements;
•the expected economic life of the tenant improvements relative to the length of the lease; and
•who constructs or directs the construction of the improvements.
Historically, we periodically reviewed the collectibility of outstanding receivables. Following the adoption of ASC 842, lease receivables are reviewed continually to determine whether or not it is probable that we will realize substantially all remaining lease payments for each of our Neighbors (i.e., whether a Neighbor is deemed to be a credit risk). Additionally, we record a general reserve based on our review of operating lease receivables at a company level to ensure they are properly valued based on analysis of historical bad debt, outstanding balances, and the current economic climate. If we determine it is not probable that we will collect substantially all of the remaining lease payments from a Neighbor, revenue for that Neighbor is recorded on a cash basis, or cash-basis Neighbor, including any amounts relating to straight-line rent receivables and/or receivables for recoverable expenses. We will resume recording lease income on an accrual basis for cash-basis Neighbors once we believe the collection of rent for the remaining lease term is probable, which will generally be after a period of regular payments. The aforementioned adjustments as well as any reserve for disputed charges are recorded as a reduction of Rental Income rather than in Property Operating, where our reserves were previously recorded, on the consolidated statements of operations.
Impact of Recently Issued Accounting Pronouncements—In response to the COVID-19 pandemic, the Financial Accounting Standards Board, or FASB, issued interpretive guidance addressing the accounting treatment for lease concessions attributable to the pandemic. Under this guidance, entities may elect to account for such lease concessions consistent with how they would be accounted for under ASC 842 if the enforceable rights and obligations for the lease concessions already existed within the lease agreement, regardless of whether such enforceable rights and obligations are explicitly outlined within the lease. This accounting treatment may only be applied if (i) the lease concessions were granted as a direct result of the pandemic, and (ii) the total cash flows under the modified lease are less than or substantially the same as the cash flows under the original lease agreement. As a result, entities that make this election will not have to analyze each lease to determine whether enforceable rights and obligations for concessions exist within the contract, and may elect not to account for these concessions as lease modifications within the scope of ASC 842.
Some concessions will provide a deferral of payments, which may affect the timing of cash receipts without substantively impacting the total consideration per the original lease agreement. The FASB has stated that there are multiple acceptable methods to account for deferrals under the interpretive guidance:
•Account for the concession as if no changes to the lease contract were made, increasing the lease receivable as payments accrue and continuing to recognize income; or
•Account for deferred lease payments as variable lease payments.

We have elected not to account for any qualifying lease concessions granted as a result of the COVID-19 pandemic as lease modifications and will account for any qualifying concessions granted as if no changes to the lease contract were made. This will result in an increase to the related lease receivable as payments accrue while we continue to recognize rental income. We will, however, assess the impact of any such concessions on estimated collectibility of the related lease payments and will reflect any adjustments as necessary as an offset to Rental Income on the consolidated statements of operations.
Refer to Note 2 to our financial statements included elsewhere in this prospectus for discussion of the impact of other recently issued accounting pronouncements.
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to the useful lives of assets; remaining hold periods of assets; recoverable amounts of receivables; initial valuations of tangible and intangible assets and liabilities, including goodwill, and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions; the valuation and nature of derivatives and their effectiveness as hedges; valuations of contingent consideration; and other fair value measurement assessments required for the preparation of the consolidated financial statements. Actual results could differ from those estimates.
Quantitative and Qualitative Disclosures about Market Risk
We utilize interest rate swaps in order to hedge a portion of our exposure to interest rate fluctuations. We do not intend to enter into derivative or interest rate transactions for speculative purposes. Our hedging decisions are determined based upon the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. Because we use derivative financial instruments to hedge against interest rate fluctuations, we may be exposed to both credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us. If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk. We seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.
As of March 31, 2021, we had five interest rate swaps that fixed LIBOR on $930 million of our unsecured term loan facilities.
As of March 31, 2021, we had not fixed the interest rate on $692.5 million of our unsecured debt through derivative financial instruments, and as a result, we are subject to the potential impact of rising interest rates, which could negatively impact our profitability and cash flows. We estimate that a one percentage point increase in interest rates on the outstanding balance of our variable-rate debt at March 31, 2021 would result in approximately $6.9 million of additional interest expense annually. The additional interest expense was determined based on the impact of hypothetical interest rates on our borrowing cost and assumes no changes in our capital structure. For further discussion of certain quantitative details related to our interest rate swaps, see the notes to our consolidated financial statements included elsewhere in this prospectus.
The information presented above does not consider all exposures or positions that could arise in the future. Hence, the information represented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period, the hedging strategies at the time, and the related interest rates.
We do not have any foreign operations, and thus, we are not exposed to foreign currency fluctuations.
In July 2017, the Financial Conduct Authority (the regulatory authority over LIBOR) stated that it would phase out LIBOR as a benchmark. In November 2020, the Federal Reserve Board announced that banks must stop writing new U.S. dollar, or USD, LIBOR contracts by the end of 2021 and that, no later than June 30, 2023, when USD LIBOR will no longer be published, market participants should amend legacy contracts to use the Secured Overnight Financing Rate or another alternative reference rate. We have contracts that are indexed to LIBOR and are monitoring and evaluating the related risks, which include interest amounts on our variable rate debt and the swap rate for our interest rate swaps, both as discussed in the notes to our consolidated financial statements included elsewhere in this prospectus. See “Risk Factors” in this prospectus for further discussion on risks related to changes in LIBOR reporting practices, the method in which LIBOR is determined, or the use of alternative reference rates.

INDUSTRY AND MARKET DATA
Unless otherwise indicated, all information in this Industry and Market Data section is derived from the market study prepared for us by JLL.
Shopping center market overview
Of the 18.6 billion square feet of retail gross leasable area (GLA) in the U.S., roughly 7.6 billion square feet are found in retail centers. Neighborhood and community centers comprise more than half (55.7%) of that retail center GLA.
Neighborhood and community centers fulfill daily needs
Neighborhood and community centers are mostly occupied by tenants that provide convenient access to daily needs items and services. Anchors in these centers typically take up roughly half of the floor space, with the other half consisting of smaller inline tenants. Neighborhood and community centers are intended to be a frequent shopping stop in the lives of local residents and they usually have at least one grocery store. While power centers and enclosed malls may also have tenants with groceries for sale, these are usually not traditional supermarkets, but rather supercenters, warehouse stores, or specialty grocers.
Slower pace of new retail construction will underpin performance of existing assets
There is a common belief that the U.S. is overbuilt with retail real estate, but that situation is changing. Since the Great Recession of 2008, national construction numbers have fallen drastically. The average quarterly delivery of new retail space since the beginning of 2020 was less than 9.5 million square feet. Of that, 1.9 million square feet was made up of Neighborhood and Community centers.
Of the shopping center construction that is proceeding in the U.S., most deliveries in the next few years will come in the form of Neighborhood, Community and Strip centers.
•We estimate that by 2025 there will be 115 new Strip Centers, 70 new Neighborhood Centers and 15 new Community Centers in the U.S.

Impact of COVID-19 on retail real estate
Soon after COVID-19 was classified as a pandemic on March 11, 2020, change rippled through the American retail landscape. Shutdowns and restrictions in response to the coronavirus pandemic kept office workers and students at home. In-person shopping shifted to daily needs items and ecommerce saw unprecedented growth.
A pause on experiential retail
Restrictions and social distancing measures paused the demand for experiential retail. Thus, retailers that did not offer daily needs items or household goods found themselves without shoppers. Dine-in restaurants found themselves without diners.
COVID-19 hit malls hardest
While traffic to grocery centers was elevated throughout 2020 and power center traffic was relatively stable, malls suffered the most during the pandemic. With their non-essential retail tenant mixes, many were fully closed for a time. And even after re-opening, cautious shoppers avoided their enclosed spaces. While mall traffic is now improving, it was still about 20% below 2019 levels in April 2021.
Digital retail sees unprecedented growth
The pace of adoption of ecommerce and alternative fulfillment methods like curbside pickup and local delivery skyrocketed.

Ecommerce sales jumped 31.8% in the second quarter of 2020 and accounted for 15.7% of total retail sales. Since then, the percent of retail that is ecommerce has fallen slightly and leveled off. Based on pre-COVID trends, we expect ecommerce penetration to return to a gradual pace of future growth.
The pandemic accelerated the demand for curbside and in-store pickup. Retailers raced to meet that new demand. According to data from eMarketer, only 6.9% of retailers offered pickup in December 2019. By August 2020, it had shot up to 43.6%. Furthermore, the appetite for curbside appears as though it will persist even as the pandemic fades. When consumers in a survey conducted by GlobalData were asked which pandemic behaviors were likely to stick once a greater sense of normalcy returns, 68.2% of U.S. adults said ‘curbside pickup’.
Winners and losers
The pandemic pushed spending at essential retailers like groceries and mass merchandisers who offered goods consumers needed during lockdown. Working from home allowed electronics stores to capitalize on new needs for home workers and students. Home improvement and home décor stores saw more demand as people focused on improving their homes. Discretionary retailers like apparel and department stores saw struggling sales as did retailers that rely on in-person interactions and experiences.
Some retailers, especially dollar stores, pushed on with aggressive growth plans. About 45% of the 3,597 announced store openings in 2021 were from Dollar General, Dollar Tree and Family Dollar, according to Coresight Research.
Most retail bankruptcies in discretionary category
The pandemic caused already struggling retailers to declare bankruptcy and increase store closures. Of the top 10 categories of retailers that declared bankruptcy since the pandemic began, 80% were discretionary retailers. Malls and outlet centers, with their focus on discretionary retail, were the most impacted by bankruptcies and closures.

Grocers and other essential retailers thrived for the most part and the few grocers that did declare bankruptcy in 2020 were small, specialty supermarkets like Dean & DeLuca.
COVID-19 pushed down rents in gateway markets
Gateway markets, whose strength is typically derived from large urban populations and strong tourism, suffered during the pandemic. These markets are densely populated and typically hold over 5 million people. Their concentrated population and dependence on tourism dollars resulted in a decline in rents. Lower foot traffic in retail centers due to far fewer people heading into urban spaces meant that fewer retailers were in the market to lease urban space.
In the first quarter of 2021, average rent decline for gateway/primary markets was approximately (1.2)%.

•Vacancies were also comparatively higher than secondary and tertiary markets at 5.5%
•Average net absorption in primary markets was almost (0.5) million square feet

In Q1 2021, secondary markets saw the highest annual rent growth among market classes, rising 1.2% from Q1 2020. Vacancy was 70 basis points lower than primary markets at 4.8% while negative net absorption was more moderate than gateway markets at (190.6) million square feet. Tertiary markets had slightly lower vacancy than secondary, but rents did not grow as much over the year, increasing a moderate 0.6%. Negative net absorption totaled (17.1) million square feet.

Grocers and the pandemic
Physical stores drive grocery ecommerce
Prior to the pandemic, grocery was relatively untouched by ecommerce. Digital orders made up less than 5% of all grocery sales. Then March 2020 arrived, and many shoppers looked online to order groceries. Ecommerce grocery sales grew more than 50% year-over-year, according to eMarketer.
More than a year later, the online demand persists but is fluctuating as in-store traffic has returned to pre-pandemic levels. Since January 2021, in-store traffic levels have been within 1.2% of 2019 levels at representative grocery stores across the U.S. Meanwhile, U.S. online grocery sales fell 10% from March to April, according to the Brick Meets Click/Mercatus Grocery Shopping Survey. However, online sales are still more than four times higher than pre-pandemic levels.
Curbside and in-store pick-up were invaluable for all retailers this year, including grocers. But unlike other retail categories, bricks-and-mortar stores play an integral role in the success of online grocery sales. That’s because more than half of online grocery sales come from curbside pickup orders, according to the Brick Meets Click/Mercatus Grocery Shopping Survey in February 2021.
Grocers have rushed to meet the demand:
•Aldi announced that it will expand curbside pickup to 500 additional stores and Ahold Delhaize will expand its click and collect service to 1,400 locations by the end of the year.
•Kroger and Whole Foods both converted a handful of stores to pick-up only locations during the pandemic. While this was specifically in response to the heightened demand as people were told to stay at home, it’s likely grocers will continue to experiment with existing footprints to meet the demands of online orders.
Grocers also find online pickup appealing because consumers shopping that method are spending more on average compared to delivery and ship-to-home, according to the Brick Meets Click/Mercatus Grocery Shopping Survey. It is also more economical. According to estimates by Bain & Co., grocers’ operating margin drops to -5% when a grocer picks online orders from the store for click-and-collect. For delivery, that margin drops to -15%.
Grocers meet online demand with new fulfillment centers
Digital platforms became crucial for many grocers’ success in 2020. And even as restrictions have lifted, the demand for online ordering persists. Kroger’s fourth quarter digital sales grew 118%, highlighting the fact that online grocery shopping demand remained constant throughout the year. Shoppers are now accustomed to shopping flexibility and grocers need to evolve to fulfill orders reliably and quickly for the long-term.
•Albertsons has partnered with Takeoff Technologies to create micro-fulfillment centers (MFCs) to specifically fulfill online orders.
•Stop & Shop, Meijer and Target have all begun building or have already opened MFCs to better serve online orders.
Grocers are also investing heavily in automated fulfillment facilities to improve processing speeds. One of the biggest hurdles to fulfilling online orders is the inefficiency of grocery employees picking items for pickup or delivery alongside in-store shoppers.
•Ahold Delhaize has partnered with Swisslog to open a 124,000-square-foot ecommerce fulfillment center in Philadelphia, PA for Giant Direct later this year.
•Kroger opened its first highly automated Ocado customer fulfillment center in March 2021 in Monroe, OH.
•Walmart has announced plans to build automated mini warehouses in its existing stores to speed up delivery and pickup times for grocery orders.

Investors favor grocery-anchored retail

In response to the rapid transformation of the U.S. retail environment and evolving consumer preferences over the prior decade, investors have placed a premium on assets resistant to these changes. Grocery-anchored and standalone grocery assets continue to be a beneficiary of this trend. Attracted by the durable income stream these assets provide, a notable bifurcation in pricing performance has emerged between grocery and non-grocery assets.
On a price-per-square-foot basis, from 2015 through early 2021, grocery-anchored and standalone grocery properties have seen valuations rise 21.5% while their non-grocery retail counterparts declined 21.8%. As investors adopted a defensive posture after the onset of COVID-19, grocery asset valuations proved resilient while non-essential retail assets experienced more of a repricing and marketability constraints.
Taking a longer view from a liquidity perspective, the pandemic accentuated the pre-existing edge grocery retail assets held over non-grocery assets. From 2015 to early 2021 the share of U.S. retail sector transaction volume attributed to grocery assets rose from 13.6% to 18.4%, reaching as high as 21.0% in mid-2019. Driving this increase, in part, is a preference for grocery assets from large institutional investors. Roughly one-fifth of grocery retail investment from 2017-2020 was sourced from institutional capital, compared to just 14.4% of non-grocery retail investment. The fundamental dynamics driving change in the retail sector are expected to continue to support these trends in years ahead.

Retail property: past and future performance
Before COVID, the economy had been in expansion for 10 years, with real GDP growing 2.2% in 2019. In 2020, real GDP fell 3.5%. Since COVID hit the US in Q1 of 2020 vacancy has fallen 50 basis points. Overall retail market rents have started to decline, falling 0.5%, year-over-year.
COVID’s impact on retailers and retail property types has been uneven. Retailers selling essential goods like groceries and open-air centers, in general, fared much better than retailers selling discretionary goods or enclosed malls. Grocery-anchored centers maintained the lowest vacancy of all retail center types.

Malls have struggled in recent years
Mall tenants have been hit particularly hard by the pullback in store visits and spending. Given their concentration of retailers selling discretionary goods and entertainment tenants, it is not surprising that they are facing particularly strong headwinds. Retail bankruptcies have skyrocketed with multiple filings from apparel retailers, department stores and other mall-based tenants. Apparel and department stores accounted for roughly 28% of the major retail bankruptcies announced in 2020. Five department stores – JC Penney, Lord & Taylor, Neiman Marcus, Stein Mart, and Stage Stores – have declared bankruptcy – and will close hundreds of stores. Multiple apparel stores and restaurants have also declared bankruptcy, putting pressure on malls to reinvent themselves.

The ability of department stores to act as an effective draw for shoppers has been waning for some time and the shift to new anchors – entertainment and dining – had already begun before COVID-19. While we anticipate that the long-term demand for experiential retail, entertainment and services will reignite once conditions are safer, the timing of such a rebound is uncertain. Mall rents should bottom out at an approximately 1.6% decrease this year before rising gradually to 2.2% annual growth by 2025.
Power centers’ concentration of essential big-box tenants help boost performance
During the Great Recession, many big-box tenants like Circuit City and Linens ‘N Things declared bankruptcy and closed hundreds of locations, causing vacancy to surge 160 basis points to 7.5%. In comparison, COVID has boosted sales for home improvement and mass merchandisers, major tenants for today’s power centers. While vacancy has trended upwards, power centers’ strong roster of big-box tenants insulated the sub-type from the worst effects of the pandemic in 2020. Home improvement stores have outperformed since the lockdown in March 2020, as house-bound consumers focus on fixing up their homes. Other big boxes like Walmart and Target remain consumer favorites. Power center rents are expected to bottom out at a roughly 2.2% decline this year before heading upward.

Neighborhood, community, and strip centers
Neighborhood, community, and strip centers saw mixed results because of COVID-19. Typical center anchors like grocery and dollar stores saw outsized traffic and sales gains. Conversely, local, small business tenants and service tenants struggled amidst stay-at-home orders from March through May, and even longer in certain areas.
Essential retailers including Smart & Final and Albertsons saw visits soar around mid-March as consumers began to stockpile during the crisis. Higher-priced and boutique groceries like Whole Foods and Trader Joe’s did not fare as well during quarantine, as shoppers focused on stores offering wide selection and lower prices.
Discounters like dollar stores have announced the highest number of new store openings so far in 2021. Quick-service restaurants (e.g., Chipotle and BurgerFi) and discount apparel stores (e.g., Old Navy) are also actively expanding. Many of these retailers target open-air centers like community, neighborhood centers or power centers.
Grocery stores have been stalwart performers during the worst of the COVID crisis, pulling shopper traffic into the centers they anchor. Small grocery-anchored centers (neighborhood and community centers having less than 150,000 square feet), have significantly lower vacancy than other open-air centers. At 4.2% as of Q1 2021, small grocery-anchored centers’ vacancy is 370 basis points below all neighborhood centers and 350 basis points below all community centers.
Within community centers, particularly, there is a notable difference between small grocery-anchored community centers (i.e. centers under 250,000 square feet) and larger ones (over 250,000 square feet with more inline tenants). Small community centers have average vacancy of 5.9% - 130 basis points lower than larger centers. The strength of grocery stores has been particularly pronounced during the last year when many retailers struggled to maintain revenue during the COVID crisis. Grocers have acted as a stabilizing force in centers, providing steady traffic and sales. Smaller community centers with less inline space to fill in the event of a store closure, are able to maintain much lower vacancies than large community centers who may have as many as 40 tenants in their centers, some of which will be retailers selling discretionary goods like apparel. Similarly, smaller grocery-anchored community centers have seen rents grow 5.1% year-over-year, while larger community centers saw a rent decline of -11% in the same period.

Average rents across community, neighborhood and strip centers are expected to bottom out at roughly 2.2% this year, before beginning to increase in 2022. Annual rent growth is expected to average 1.1% in 2023, 2.1% in 2024 and 2.2% in 2025.
PECO portfolio benchmarks
PECO asked JLL to compare the makeup of its portfolio with that of a group of other retail REITs. That initial list of 20 REITs included Acadia Realty Trust, Saul Centers, Inc., Brixmor Property Group, Cedar Realty Trust, Federal Realty Investment Trust, Kimco Realty, Kite Realty Group Trust, Macerich, Phillips Edison & Company, Inc., Regency Centers, Retail Opportunity Investments Corp., Retail Properties of America, Inc., RPT Realty, Retail Value, Inc., Simon Property Group, SITE Centers, Urstadt Biddle Properties, Urban Edge Properties, Weingarten Realty Investors and Whitestone.
An analysis of the retail REITs in that initial list yielded a list of 11 REITs where at least 50% of the portfolio’s shopping centers are neighborhood or community centers and the REIT had a minimum market capitalization of at least $900 million as of the end of trading on May 21, 2021. These 11 REITs are listed below:
•Acadia Realty Trust (Acadia Realty), Brixmor Property Group, Federal Realty Investment Trust (Federal Realty), Kimco Realty, Kite Realty Group Trust (Kite Realty), Regency Centers, Retail Opportunity Investments Corp. (Retail Opportunity), Retail Properties of America, Inc. (RPAI), RPT Realty, Saul Centers, Inc. (Saul Centers), and Weingarten Realty Investors (Weingarten Realty).

Phillips Edison has the greatest share of neighborhood and community centers and the smallest average center size of the competitive set.
In terms of breakdown by property type, the Phillips Edison portfolio is most similar in makeup to those of Retail Opportunity and Regency Centers. For all three, neighborhood and community centers make up more than 80% of each REIT's portfolio.

REIT	Neighborhood & Community Centers
Phillips Edison & Co	92.7%
Retail Opportunity	83.6%
Regency Centers	82.1%
Saul Centers	75.4%
Brixmor Property Group	61.9%
Weingarten Realty	56.3%
Kimco Realty	52.1%
Federal Realty	47.9%
Acadia Realty	45.8%
Kite Realty	45.5%
RPT Realty	39.4%
RPAI	29.8%

Breakdown calculated by portfolio GLA
Peer benchmark analysis conducted 5/3/2021

Source: JLL Research, CoStar

REIT	Average center size per portfolio (s.f.)
RPT Realty	310,744
RPAI	279,746
Kite Realty	247,739
Federal Realty	238,500
Acadia Realty	229,834
Brixmor Property Group	214,667
Kimco Realty	212,715
Weingarten Realty	201,885
Saul Centers	162,240
Regency Centers	153,437
Retail Opportunity	135,265
Phillips Edison & Co	112,613

Excludes non-retail properties and general retail.
Peer benchmark analysis conducted 5/3/2021

Source: JLL Research, CoStar

Phillips Edison has the greatest share of grocery-anchored centers: 93.1% of its portfolio based on number of centers are grocery-anchored.
Rankings by top grocers
The market dominance of grocers that anchor a center influence the performance of the center as a whole. More dominant grocers will drive more traffic, and consequently more sales.
To rank portfolios by grocer dominance, we first assigned grocers to one of five: Supermarket, Natural/Gourmet, Limited Assortment, Warehouse and Supercenter. Grocers within each category were then ranked by the number of visitors that chain received in each state in the Month of March 2021, as estimated by Placer.ai.

This list of Top 3 grocers in each state was then used to flag each center within each portfolio.
As a result of this analysis, we found that 71.1% of Phillips Edison’s grocery-anchored centers contain top ranked grocers by state. This was the highest concentration in the competitive set by almost 9%.
Rankings by top growth MSAs
Markets with a growing population are attractive places to operate grocery-anchored centers. As populations grow, so too will consumer spending. All MSAs were broken into quintiles, based on their compounded annual population growth rates from 2010 to 2020.
37.8% of Phillip Edison’s properties are in the top growth quintile, a slightly higher share than the competitive set at 36.7% of centers in top growth MSAs. While 8.6% of Phillip Edison’s properties are in first quintile MSAs, only 4.6% are in MSAs that have seen a shrinking population since 2010. 3.9% are in stable MSAs without significant population losses or gains.

Ranking PECO performance metrics with its peers
REIT portfolios with higher exposure to top grocers are outperforming. These portfolios retained occupancy at a higher rate in 2020 and saw higher annualized base rent per square foot.

Consequently, Phillips Edison is uniquely positioned to excel relative to its peers in the current market environment. With outsized exposure to grocery-anchored neighborhood centers and an emphasis on anchor tenants with strong local market positioning, the portfolio outperformed its peers as measured by several key performance metrics. In a challenging retail environment in 2020, Phillips Edison was able to retain the vast majority of its tenancy, losing just 0.7% in occupancy year-over-year. This supported strong rent collections which totaled 95% in Q4 2020, two percentage points above its peer average. Though NOI contracted 4.1% in 2020, it did so at a rate far below the peer average of 8.6%.
Phillips Edison also outperformed its peers from a leasing perspective. This is supported, in part, by the portfolio’s below-average in-place base rents. Leasing volume declined just 2.2% year-over-year, as measured by total square footage, well below a peer average decline of 9.9%. Phillips Edison achieved superior re-leasing spreads on new leases in 2020, with a decline of 5.1% against a peer average of 10.3%. Re-leasing spreads on renewals were in-line with its peers.
Phillips Edison retains its performance edge in nearly all measures tracked when compared to narrower peer group subsets. The above analysis includes two peer group subsets: 1) those with the greatest portfolio exposure to grocery-anchored assets; 2) those with the greatest portfolio exposure to neighborhood and community centers.

OUR BUSINESS AND PROPERTIES
Company Overview
Phillips Edison is one of the nation’s largest owners and operators of omni-channel grocery-anchored shopping centers and has the highest percentage of its properties anchored by top grocers among its public peers, according to JLL. Grocery-anchored neighborhood shopping centers have been our primary focus since we started our business in 1991, and we believe this focus has generated superior growth and attractive risk-adjusted returns over time. Our portfolio primarily consists of neighborhood centers anchored by the #1 or #2 grocer tenants by sales within their respective formats by trade area. As of March 31, 2021, our portfolio was 94.8% occupied. Our tenants, who we refer to as “Neighbors,” are a mix of national, regional, and local retailers that primarily provide necessity-based goods and services.
As of March 31, 2021, we owned equity interests in 300 shopping centers, including 278 wholly-owned properties which contributed more than 98% of our ABR, and 22 shopping center properties owned through two unconsolidated third-party institutional joint ventures. In total, our portfolio of wholly-owned shopping centers and our prorated portion of shopping centers owned through our unconsolidated institutional joint ventures comprises approximately 31.7 million square feet in 31 states. The following table provides the percentage of our total ABR that was generated in each of the indicated U.S. geographic regions as of March 31, 2021:

% ABR by Region
Sun Belt(1)	Midwest(2)	East(3)	Mountain(4)	Total
48.8%	25.5%	19.0%	6.7%	100.0%
(1)Includes Arizona, California, Florida, Georgia, Nevada, New Mexico, South Carolina, Tennessee, and Texas.
(2)Includes Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Ohio, and Wisconsin.
(3)Includes Connecticut, Maryland, Massachusetts, New Jersey, New York, North Carolina, Pennsylvania, and Virginia.
(4)Includes Colorado, Oregon, Utah, and Washington.
As of March 31, 2021, 96.4% of our ABR was generated from omni-channel grocery-anchored shopping centers and 82.2% of our ABR was generated from shopping centers with the #1 or #2 grocer by sales within their respective format. Phillips Edison has the highest share of its centers anchored by top grocers among its public peers, according to JLL.
As of March 31, 2021, our top five Neighbors were grocers:
•Kroger, which includes such banners as Ralphs, Harris Teeter, King Soopers, and Smith’s, anchors 54 locations and generates 6.6% of our ABR — we are Kroger’s largest landlord by number of stores;
•Publix, which anchors 47 locations and generates 5.5% of our ABR — we are Publix’s second largest landlord by number of stores;
•Ahold Delhaize, which includes such banners as Stop & Shop and Giant, anchors 23 locations and generates 4.5% of our ABR;
•Albertsons-Safeway, which includes such banners as Safeway and Jewel-Osco, anchors 28 locations and generates 4.3% of our ABR; and
•Walmart, which anchors 13 locations and generates 2.3% of our ABR.
Our business model is founded on owning and operating omni-channel grocery-anchored neighborhood shopping centers that provide necessity-based goods and services to the average American household. As of March 31, 2021, for our wholly-owned shopping centers and our prorated portion of shopping centers owned through our unconsolidated joint ventures, approximately 72.6% of our ABR comes from necessity-based goods and services retailers. As of March 31, 2021, our wholly-owned centers averaged approximately 113,000 square feet in size, and our average inline Neighbor occupied 2,100 square feet. Our average center, at 113,000 square feet in size, is smaller than those of our public peers, at 217,000 square feet, according to JLL. We believe that smaller shopping centers and smaller Neighbor spaces create a positive leasing dynamic as spaces are sized to meet demand from the large variety of retailers that are growing and opening new stores, which we believe creates pricing power. In 2019, 65% of leasing activity in strip shopping centers was in spaces of less than 2,500 square feet.
We believe our grocery focus is ecommerce resilient and adaptive, with many customers visiting our Neighbors to collect online purchases. We believe that grocery sales are ecommerce resilient because the economics of delivery typically remain unattractive to grocers. We believe grocery margins are typically 2-4% and the additional costs associated with delivery produce an overall loss for the grocer unless the customer is willing to pay for the cost of delivery. We believe delivery fees are a major deterrent for customers in our markets and that customers have demonstrated a preference for buy-online-pickup-in-store, or BOPIS, over delivery and therefore the store remains the delivery point.
We believe that our centers are a critical component of our Neighbors’ omni-channel strategies and that, as ecommerce continues to grow, our centers provide omni-channel retailers with a solution for critical last mile delivery and BOPIS options. As of March 31, 2021, we estimate that 87% of our grocers offer BOPIS options to customers. In 2020, we established Front Row To Go®, a program that provides convenient curbside pick-up and clearly marked parking spaces to facilitate customer pickup from all Neighbors. Approximately 91% of our portfolio now provides Front Row To Go®. We believe this program complements our grocers’ expansion of BOPIS and brings consistently high levels of foot traffic to our centers. Our centers now record foot traffic that exceeds levels prior to the onset of the COVID-19 pandemic. During March 2021, foot traffic at our centers was 104% of average monthly levels during 2019 according to data provided to us by Placer.ai, a company that analyzes location and foot traffic for retailers, commercial real estate owners and municipalities by collecting geolocation and proximity data.

Our Shopping Centers
The map below presents the geographic distribution of our portfolio, inclusive of shopping center properties owned through our unconsolidated institutional joint ventures, as of March 31, 2021. Our portfolio consists of 300 properties located in 31 states (excluding seven dispositions that occurred subsequent to March 31, 2021):

The following table provides summary information regarding our wholly-owned portfolio (unless otherwise noted) as of March 31, 2021 (dollars and square feet in thousands, excluding per square foot data):

March 31, 2021
Number of shopping centers	278
Number of states	31
Total GLA	31,306
Average shopping center GLA	113
Total ABR	$386,971
Total ABR from necessity-based goods and services(1)	72.6%
Grocery-related:
Percent of ABR from omni-channel grocery-anchored shopping centers	96.4%
Percent of ABR from grocery anchors	35.4%
Percent of ABR from nongrocery anchors	13.6%
Percent of ABR from inline spaces	51.0%
Percent of GLA leased to grocery Neighbors	48.7%
Grocer health ratio(2)	2.1%
Percent of ABR from centers with grocery anchors that are #1 or #2 by sales	82.2%
Average annual sales per square foot of reporting grocers	$609
Leased occupancy as a percentage of rentable square feet:
Total portfolio	94.8%
Anchor spaces	97.3%
Inline spaces	89.8%
Average remaining lease term (in years):(3)
Total portfolio	4.6
Grocery anchor spaces	4.7
Nongrocery anchor spaces	5.0
Inline spaces	4.1
Portfolio retention rate:(4)
Total portfolio	88.8%
Anchor spaces	92.9%
Inline spaces	80.3%
Average ABR per square foot:
Total portfolio	$13.05
Anchor spaces	$9.34
Inline spaces	$20.82
(1)Inclusive of our prorated portion of shopping centers owned through our unconsolidated joint ventures.
(2)Based on the most recently reported sales data available.
(3)The average remaining lease term in years is as of March 31, 2021. Including future options to extend the term of the lease, the average remaining lease term in years for our total portfolio, grocery anchors, nongrocery anchors and inline spaces is 20.9, 31.4, 16.0, and 7.9, respectively.
(4)For the three months ended March 31, 2021.

Recent Developments – Operational Update on Leasing
For our wholly-owned properties, as of June 30, 2021, our portfolio’s leased occupancy as a percentage of rentable square feet was 94.7%, compared to 94.8% as of March 31, 2021. Leased occupancy for our anchor spaces was 96.8% as of June 30, 2021, compared to 97.3% as of March 31, 2021, and inline leased occupancy was 90.6% at June 30, 2021 as compared to 89.8% at March 31, 2021. Additionally, average ABR per square foot was $13.21 for our wholly-owned portfolio as of June 30, 2021, including $9.41 in ABR per square foot for our anchor spaces and $21.10 in ABR per square foot for our inline spaces. This compares to $13.05 per square foot for the total portfolio, $9.34 per square foot for anchor spaces, and $20.82 per square foot for inline spaces, all as of March 31, 2021.

Below is a summary of leasing activity for our wholly-owned shopping centers for the three months ended June 30, 2021 and the three months ended March 31, 2021:

	Total Deals(1)		Inline Deals(1)
	Q2 2021	Q1 2021	Q2 2021	Q1 2021
New leases:
Number of leases	124	153	121	147
Square footage (in thousands)	341	467	278	341
ABR (in thousands)	$6,338	$8,120	$5,816	$6,605
ABR per square foot	$18.57	$17.39	$20.94	$19.34
Cost per square foot of executing new leases	$28.97	$29.00	$26.80	$29.65
Number of comparable leases	57	70	55	70
Comparable rent spread	18.5%	12.4%	19.0%	12.4%
Weighted-average lease term (in years)	7.2	8.0	6.8	6.2
Renewals and options:
Number of leases	174	163	159	147
Square footage (in thousands)	1,049	978	333	312
ABR (in thousands)	$12,895	$11,472	$7,306	$7,069
ABR per square foot	$12.30	$11.73	$21.95	$22.67
ABR per square foot prior to renewals	$11.55	$10.97	$20.08	$21.02
Percentage increase in ABR per square foot	6.5%	6.9%	9.3%	7.8%
Cost per square foot of executing renewals and options	$2.48	$2.20	$3.58	$4.85
Number of comparable leases(2)	155	136	148	133
Comparable rent spread(2)	8.0%	8.0%	9.4%	7.9%
Weighted-average lease term (in years)	5.4	3.9	4.0	4.0
Portfolio retention rate	85.5%	88.8%	79.5%	80.3%
(1)Per square foot amounts may not recalculate exactly based on other amounts presented within the table due to rounding.
(2)Excludes exercise of options.

Competitive Strengths
We believe our position as a leading omni-channel grocery-anchored neighborhood shopping center owner and operator is founded on the following competitive strengths:
Exclusive Focus on Omni-Channel Grocery-Anchored Shopping Centers
Since starting our business in 1991, our core strategy has focused exclusively on owning and operating grocery-anchored shopping centers. We believe that our centers are anchored by leading grocery banners that drive customers to our centers. We categorize our grocery anchors into store formats that are established by Nielsen TDLinx. The grocery store formats in our wholly-owned centers today are set forth below, including Neighbor detail as of March 31, 2021:
•Conventional, which includes full-line, self-service grocery. Our top two conventional grocery Neighbors are:
◦Kroger, which anchors 54 locations and generates 6.6% of our ABR. We are Kroger’s largest landlord by number of stores.
◦Publix, which anchors 47 locations and generates 5.5% of our ABR. We are Publix’s second largest landlord by number of stores.
•Natural and Gourmet, which includes self-service grocery stores primarily offering natural, organic or gourmet foods. Our top two natural grocery Neighbors are:
◦Sprouts, which anchors eleven locations and generates 1.3% of our ABR. We are Sprouts’ largest landlord by number of stores.
◦Trader Joe’s, which anchors six locations and generates 0.4% of our ABR.
•Supercenter, which includes a full-line supermarket with a full-line discount merchandiser under one roof. We have one supercenter grocery Neighbor:
◦Walmart, which anchors 13 locations and generates 2.3% of our ABR.
•Limited Assortment, which includes supermarkets with a limited selection of items in a reduced number of categories. Our top two limited assortment grocery Neighbors are:
◦Aldi, which anchors four locations and generates 0.2% of our ABR.
◦Save A Lot, which anchors two locations and generates 0.1% of our ABR.
•Wholesale Club, which includes membership club stores distributing packaged and bulk foods and general merchandise. We have one wholesale club grocery Neighbor:
◦BJ’s Wholesale Club, which anchors two locations and generates 0.4% of our ABR.
We believe omni-channel grocery-anchored shopping centers are a critical element of a community’s infrastructure providing essential goods and services, and as such, we believe our centers have superior durability and higher return potential relative to other forms of retail real estate. As of March 31, 2021, 96.4% of our ABR was generated by omni-channel grocery-anchored shopping centers, and 35.4% of our ABR was generated by our grocery Neighbors across our wholly-owned portfolio. In addition, as of March 31, 2021, only 13.6% of our ABR was generated by anchors that are not grocers. Our non-grocery anchors are well-diversified. Our largest non-grocery anchor is TJX Companies, which includes the T.J. Maxx brand, and which generated 1.3% of our ABR as of March 31, 2021. Our next largest non-grocery anchor, Dollar Tree, generated approximately 1.0% of our ABR as of March 31, 2021.
We believe omni-channel grocery-anchored shopping center property values are resilient through economic cycles. According to Jones Lang LaSalle Americas, Inc., or JLL, asset prices for grocery-anchored retail properties have increased by 21.5% since 2015, which compares favorably to the price performance of non-grocery-anchored retail properties, which have declined in value by 21.8% over the same period.
We maintain strong relationships with our grocery Neighbors. Our portfolio consists of 34 grocer companies across more than 55 unique banners. For the three months ended March 31, 2021, our grocery Neighbor retention rate was 92.2%, and for the year ended December 31, 2020, this rate was 97.1%. In addition, we actively monitor the performance of our grocery Neighbors to balance rent growth and their ability to generate profitability. On average, our grocery Neighbors who report sales to us exhibit a 2.1% health ratio as of March 31, 2021, which represents the amount of annual rent and expense recoveries paid by the Neighbor as a percentage of its annual gross sales. This health ratio compares favorably to the average grocer health ratio of 2.7%, according to JLL. Low grocer health ratios provide us with the knowledge to manage our rents effectively while seeking to ensure the financial stability of our grocery anchors.
We believe our grocery anchors and our necessity-based inline Neighbors are essential businesses with greater stability and resiliency than other types of retail, as demonstrated by our strong absolute and relative performance throughout the COVID-19 pandemic. During the year ended December 31, 2020, our average annual sales per square foot of reporting grocers was $609, an increase of 14.1% over the prior year for grocers who reported in both periods, which compares favorably to the 11% increase for all grocery sales in 2020, according to the U.S. Census Bureau.
We believe that we and our inline Neighbors have benefited from strong recurring foot traffic generated by our grocery anchors. We believe our omni-channel grocery-anchored shopping centers have benefited from a multitude of factors, including increasing demand for last-mile delivery, BOPIS, work-from-home, shop local, and changing consumer preferences away from regional malls and into local retail options, including open-air shopping centers. On average, U.S. consumers visited grocery stores 1.6 times per week during 2019, according to The Food Marketing Institute. During 2020, our shopping centers averaged over 19,000 customer visits per week, according to Placer.ai. We believe that frequent foot traffic generated by our grocery anchors supports our inline spaces with consistent sales volume and enhances the ability of our inline

Neighbors to pay rent. During the three months ended March 31, 2021 and year ended December 31, 2020, our comparable rent spreads for new inline leases were 12.4% and 10.9%, respectively.
Differentiated National and Scaled Portfolio Anchored by Market Leading Grocers in Suburban Communities
As of March 31, 2021, we own equity interests in 300 shopping centers, including 278 wholly-owned shopping centers and 22 shopping centers through two unconsolidated third-party institutional joint ventures. Our centers are located in 31 states. Our investment thesis is focused on owning neighborhood centers that are anchored by the #1 or #2 grocer in a trade area that are right sized and that have our targeted trade area demographic profile. As of March 31, 2021, 82.2% of our ABR was generated from shopping centers with a grocery Neighbor ranked #1 or #2 by sales. We believe that the format of a shopping center matters, and our strategy is focused on owning and operating smaller neighborhood and community centers. Approximately 93% of our portfolio is composed of neighborhood and community centers, which is a higher percentage than any of our public peers, according to JLL. Our average center size is 113,000 square feet, which is much smaller than the average center size of our public peers at 217,000 square feet, according to JLL. We believe that smaller centers provide higher growth potential because they enjoy a positive leasing dynamic as (i) there is less space to lease, (ii) we believe retailer demand is higher as smaller spaces are the ones preferred by retailers today, (iii) there is less exposure to big box retailers, which we believe have higher risk because there is less demand from big box retailers currently and they are costly to backfill, and (iv) smaller centers typically have lower capital expenditures.
We target investments with attractive going-in yields and growth potential in markets with demographic profiles that support necessity-based retail concepts. According to Costar, there are approximately 15,000 grocery-anchored shopping centers within the United States. We believe, based upon our market research, that there are approximately 5,800 properties that are anchored by a grocer ranked #1 or #2 by sales with our targeted demographic profile that we view as potential acquisition candidates for us. Our portfolio median household income in the 3-mile trade area is approximately $68,100, which compares favorably to the U.S. median household income of $68,700 in 2019 according to US Census Bureau data. The average population in the 3-mile trade area in our portfolio is approximately 61,000 people. We believe our demographic metrics line up well with those of our top two grocer Neighbors, Kroger and Publix. According to Synergos Technologies, Inc., Kroger stores average 55,000 people in the three-mile trade area with median household incomes of $63,000, and Publix stores average 63,000 people in the three mile trade area with median household incomes of $68,000. Our performance and experience have proven these demographics support our grocer and inline Neighbors as we have maintained high occupancy levels and successfully grown rents. We have realized sector-leading renewal spreads among our public peers for the three year period 2017-2019 and in the first quarter of 2021.
Consistent Track Record of Delivering Strong Performance
We believe that our business model and targeted market approach have generated strong growth over time. For the years ended December 31, 2020, 2019, 2018, and 2017, our net income (loss) was $5.5 million, $(72.8) million, $47.0 million, and $(41.7) million, respectively. For the three year period of 2017, 2018, and 2019, prior to the COVID-19 pandemic, our Same-Center NOI growth averaged 3.6% and our core funds from operations, or Core FFO, per share growth averaged 4.8%. The COVID-19 pandemic impacted our operating results, with our Same-Center NOI declining 4.1% and Core FFO per share declining 6.2% in the year ended December 31, 2020. The impact of the COVID-19 pandemic on our operating results decreased in the three months ended March 31, 2021. Our net income for the three months ended March 31, 2021 was $0.1 million, with our Same-Center NOI having declined 0.9% compared to the three months ended March 31, 2020 and our Core FFO per share having increased by 9.3% compared to the three months ended March 31, 2020. Our comparable renewal lease spreads averaged 9.5% for the three years ended December 31, 2019, 6.7% for the year ended December 31, 2020, and 8.0% for the three months ended March 31, 2021. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Measures” included elsewhere in this prospectus for a reconciliation of the non-GAAP measures to Net Income (Loss).
We believe our returns are enhanced due to our focus on omni-channel grocery-anchored neighborhood shopping centers, which require a lower level of capital expenditures to maintain net operating income, or NOI. Our level of capital expenditures as a percentage of NOI is significantly lower than our public peers. For the three year period 2018-2020, our capital expenditures as a percentage of NOI averaged approximately 19.8%, which is significantly lower than the average capital expenditure as a percentage of NOI of our public peer group of approximately 31%. We believe that our centers require lower capital expenditures as a percentage of NOI for a number of reasons, including our high tenant retention rates, a favorable supply demand dynamic for space in our centers, reduced exposures to tenant categories we believe are more ecommerce-vulnerable such as office supplies, entertainment and electronics, and the smaller average tenant size in our centers.
Our results in the following table demonstrate our consistent record (dollars in thousands):

	Three Months Ended March 31, 2021(1)	Year Ended December 31, 2020(1)	Three Years Ended December 31, 2019(2)
Net income (loss)	$117	$5,462	$(67,569)
Same-Center NOI (decline) growth(3)(4)	(0.9)%	(4.1)%	3.6%
Comparable renewal lease spreads average	8.0%	6.7%	9.5%
Leased occupancy	94.8%	94.7%	94.2%
Core FFO per share growth (decline)(3)	9.3%	(6.2)%	4.8%
(1)Growth or decline is calculated based on the comparable prior year period.
(2)Growth or decline as well as occupancy are calculated as an average over the three year period.
(3)For the three years ended December 31, 2019, represents Same-Center NOI (Adjusted for Transactions). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”

(4)Our Same-Center NOI, Same-Center NOI (Adjusted for Transactions), NOI, and Core FFO referenced above are non-GAAP financial measures. For definitions of Same-Center NOI, Same-Center NOI (Adjusted for Transactions), NOI, and Core FFO, reconciliations of these metrics to net income (loss), the most directly comparable GAAP financial measure, and a statement of why our management believes the presentation of these metrics provides useful information to investors and any additional purposes for which management uses these metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”
Stable, Resilient and Increasing Rents from Adaptive and Diversified Neighbors
Our portfolio demonstrated strong resilience throughout the difficult economic conditions caused by the COVID-19 pandemic. As of March 31, 2021, our portfolio leased occupancy was 94.8%, and 100% of our occupied spaces were open for business. For the month ended March 31, 2021, our foot traffic was 104% of the average monthly levels during the year ended December 31, 2019 according to data provided by Placer.ai. We believe that our portfolio has minimal exposure to distressed retailers as evidenced by the fact that less than 1% of our ABR came from the 15 largest retailers that declared bankruptcy in 2020.
We collected a high percentage of rents and recovery billings from our Neighbors throughout 2020 and had better collection results than any of our public peers, according to JLL. For the three months ended June 30, 2020, for our wholly-owned portfolio and the prorated portion owned through our unconsolidated joint ventures, we initially collected 86% of rents and recovery billings and we have since collected 93% of such amounts for that period. We continue to collect amounts owed for past billing periods. As of June 15, 2021, we have collected 96% of all rent and recovery billings for April 2020 through March 2021. Additionally, as of June 15, 2021, we have collected 98% and 97% in rent and recoveries billed during April and May 2021, respectively. Despite the challenging economic conditions that certain Neighbors experienced throughout 2020 as a result of the COVID-19 pandemic, we granted limited requests for rent deferrals and abatements. As of March 31, 2021, from the beginning of the COVID-19 pandemic in March 2020, we had executed rent abatements totaling less than 2% of portfolio ABR.
We believe that our necessity-based retail strategy, coupled with the successful execution of our capital recycling program in recent years positioned our portfolio to successfully weather the economic downturn in 2020. We began a disciplined capital recycling program in 2017 to improve the overall quality of our portfolio, delever our balance sheet and prepare the Company for an initial public offering. Since 2017, we have sold 45 assets for $442.1 million.
As of December 31, 2020, portfolio leased occupancy declined by only 0.9% to 94.7%, and inline leased occupancy declined by 1.2% to 88.9%, compared to March 31, 2020. Between December 31, 2020 and March 31, 2021, portfolio leased occupancy increased by 0.1% to 94.8% and inline leased occupancy increased by 0.9% to 89.8%. We believe, based upon current leasing activity, that we can increase inline occupancy and total occupancy above current levels. As higher occupancy levels are achieved, we believe that we will be able to accelerate rent growth given a more favorable supply/demand dynamic.
We achieve cash flow stability through geographic, property and Neighbor diversification, as well as lease structure. As of March 31, 2021, our centers are located in 31 states. As of March 31, 2021, no single property contributed more than 1.2% to our ABR, and no single MSA contributed more than 7.2% to our ABR. Our wholly-owned shopping centers and those owned through our institutional joint ventures contained approximately 5,400 occupied spaces as of March 31, 2021. We believe that our necessity-based retail strategy combined with strong geographical and Neighbor diversification limited the effects of state and local stay-at-home and lock down orders during the COVID-19 pandemic. In addition, our management team has successfully operated our business for 30 years through many other difficult economic environments, including the 2001 recession and the 2007-09 financial crisis, gaining experience and significant insight that allow us to effectively manage difficult economic conditions.
We believe the innovative and adaptive nature of our grocery Neighbors allows them to successfully respond to evolving market demands and enhances our portfolio. Our top five Neighbors by ABR are five of the largest grocers in the U.S. by sales volume and their combined total sales represent approximately 60% of the total U.S. grocery market sales of $1.01 trillion in 2020, according to FoodIndustry.com. As a large landlord for a number of our grocery Neighbors, we work closely with them on their adaptive strategies. These Neighbors are well-capitalized and complement their in-store strategy with ecommerce concepts such as home delivery and curbside pickup. We believe our Neighbors’ ability to adapt to changing demand patterns contributed to our resilient foot traffic trends.
Balance Sheet Positioned for External Growth and Investment Grade Rating
Upon completion of this offering, we believe we will be well positioned to grow our portfolio by opportunistically pursuing acquisitions in a disciplined manner, while maintaining an attractive leverage profile and flexible balance sheet.
As of March 31, 2021, we had total debt of approximately $2.0 billion (as adjusted for this offering, inclusive of our prorated portion of debt of shopping centers owned through our unconsolidated joint ventures) and our net loss for the trailing 12-months then ended was $5.6 million. As of March 31, 2021, as adjusted for this offering, our net debt to trailing 12-month Adjusted EBITDAre was 6.0x (5.8x assuming exercise of the underwriters’ overallotment option in full). In addition, as of March 31, 2021 and as adjusted for this offering and the Refinancing, we estimate that we will have $577.0 million of total liquidity comprised of $490.3 million of undrawn capacity under our $500 million revolving credit facility and $86.7 million of cash and cash equivalents. We believe our conservative leverage profile and significant liquidity will compare favorably to our public shopping center REIT peers and will position us to pursue attractive external growth opportunities. We believe that becoming a publicly traded REIT will allow us to access multiple forms of equity and debt capital currently not available to us, further enhancing our financial flexibility and external growth. Approximately 73% of our in-place NOI for the three months ended March 31, 2021 was unencumbered, which we believe provides us with flexibility to refinance our existing debt, either with our existing relationship banks or by accessing the private or public debt capital markets that we anticipate will be available to us as a publicly traded company at attractive levels. We believe that our balance sheet profile provides us with the financial capacity to pursue external growth initiatives in an accretive and prudently capitalized manner. Our net debt, our Adjusted EBITDAre, and our ratio of net debt to EBITDAre referenced above are non-GAAP financial measures. For definitions of net debt and Adjusted EBITDAre, reconciliations of these metrics to total debt and net income (loss), respectively, the most directly comparable GAAP financial measures, and a statement of why our management believes the presentation of these metrics provides useful information to investors and any additional purposes for which management uses these metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” and “—Liquidity and Capital Resources—Financial Leverage Ratios.”
We intend to maintain a strong balance sheet in order to pursue an investment grade credit rating.
Fully-Integrated National Operating Platform Drives Strong Operating Performance
We believe in fully controlling all aspects of owning and operating our shopping centers with PECO employees, who we refer to as associates. We do not employ outside leasing brokers or property managers. Our fully-integrated and internally-managed operating platform had approximately 300 associates located in 20 states across the United States as of March 31, 2021. We believe our strong operating results are due to our locally smart™ operational platform, which allows our associates to gather market intelligence from thousands of Neighbors and other market participants. In addition, due to our extensive operations across the United States, and supporting platform of associates, we believe we have the ability to acquire and integrate shopping centers quickly and deploy capital effectively as opportunities arise. Our diversified merchandising mix of Neighbors and geography provide us with proprietary insights into which retail segments are performing well and which emerging brands are realizing financial success. Our portfolio management team uses these insights to optimize merchandising mix and maximize lease agreement terms. We have twelve associates on our portfolio management team with an average tenure of eleven years with our Company and average industry experience of 17 years.
We believe our leasing team structure is unique, optimizes our relationship with Neighbors, and allows us to create meaningful value across our portfolio. Our in-house leasing team of 30 associates consists of a new lease execution team, a dedicated renewals team, and a national accounts team that is focused exclusively on emerging brands. For the three months ended March 31, 2021, we executed 153 new leases compared to 87 in the prior year period and we achieved comparable leasing spreads of 12.4% for new leases. For the same period, we also renewed 163 leases comprising one million square feet of GLA, at comparable leasing spreads of 8.0%. Our portfolio retention rate with all Neighbors for the three months ended March 31, 2021 was 88.8%, and for the five years ended December 31, 2020, it averaged 86.9%. We believe our strong leasing performance and high retention rates are a result of our strong focus on creating the right merchandising mix for each center and our new lease execution team, dedicated renewals team, and national accounts team.
We have a proven track record of successfully managing institutional capital. Our first institutional fund was raised in 2005. Our three most recent institutional funds include unconsolidated joint ventures with Northwestern Mutual, TPG Real Estate, and CBRE Investors. Our Northwestern Mutual joint venture is a $411 million omni-channel grocery-anchored shopping center venture formed in November 2018 named Grocery Retail Partners I, or GRP I. We currently own 14% of this joint venture. We formed a $250 million equity joint venture with TPG Real Estate in March 2016 named Necessity Retail Partners, or NRP, to invest in omni-channel grocery-anchored shopping centers. We hold a 20% interest in this joint venture. Further, in September 2011, we entered into a $100 million equity joint venture with a group of international institutional investors advised by CBRE Investors. We served as general partner and held a 54% interest in this joint venture, which has since been realized. We generated a 16.1% internal rate of return in the CBRE joint venture. Our Northwestern Mutual and TPG Real Estate ventures are still active and have not been fully realized. We currently expect them to meet their targeted returns.
We have made meaningful investments in technology to enhance our operating capabilities and investment decisions. Our technology initiatives have been recognized through numerous industry awards including awards from ComSpark, MRI Software and Realcomm. Some of the tools that we employ include advanced machine learning, robotic process automation, and a Neighbor service portal. In machine learning, we are developing algorithms using internal proprietary data and third-party data sources. The four areas we are currently focused on are Neighbor credit, rent prediction, grocer health and optimal merchandising mix. We use Robotic Process Automation to perform repetitive tasks and to reduce labor costs. Our Neighbor service platform, which we refer to as DashComm®, is a proprietary Neighbor platform to improve how we deliver Neighbor-facing customer service. Over the last five years, we have invested over $43.3 million in technology initiatives. Our investments in technology enabled us to seamlessly transition our workforce to a remote work environment during the pandemic.
We believe our technology investments have enhanced our investment and asset management processes. We have developed the PECO Power ScoreTM, a proprietary asset evaluation algorithm created to analyze thousands of data points to better understand which variables correlate with, and contribute to, strong center performance. The PECO Power ScoreTM is comprised of 45 variables, including grocer sales per square foot, percentage of trade area population with a bachelor’s degree, center age, percent of GLA in multi-Neighbor units, grocer credit rating, and three-mile population growth. We believe the PECO Power ScoreTM provides a data-based score of the strength and quality of a grocery-anchored shopping center. As such, we believe the PECO Power ScoreTM is a critical metric for our transaction team in assessing the quality of potential shopping center acquisitions and to our portfolio management team in measuring the performance of our assets. We believe this disciplined data driven approach to evaluating assets contributes to sector leading operating performance and cash flow growth.
We have also created a qualitative model to assess the stability of a grocery anchor. The Grocery Occupancy Longevity Dynamics score, or GOLD ScoreTM, was created to better assess the health and stability of our grocery anchors. Utilizing our 30 year track record with grocery partners, we assess hundreds of variables to determine which variables have the highest impact on the longevity of a grocery Neighbor at a particular shopping center. The GOLD ScoreTM is back-tested and adjusted annually.
Experienced and Aligned Management Team
We believe our executive management team has strong insight and operating acumen developed from over 30 years of successfully operating grocery-anchored centers and creating value through prudent balance sheet management. Our Chief Executive Officer, Jeffrey S. Edison, co-founded Phillips Edison Limited Partnership in 1991, starting with a single grocery-anchored shopping center that we still own today. Since that time, Mr. Edison has overseen the acquisition of assets having an aggregate value of approximately $6.8 billion, of which the majority were grocery-anchored shopping centers. In addition, our five member executive management team has extensive real estate experience with an average of 27 years in real estate related roles and an average tenure of 14 years with the Company. In addition to our executive management team, our next most senior executives are our Senior Vice Presidents who are responsible for running each business unit, such as Accounting, Leasing, Property Management, and Portfolio Management. As of March 31, 2021 we had eleven Senior Vice Presidents with an average of 19 years of real estate industry experience and an average tenure of nine years with our Company. We benefit from the significant experience of our management team and its ability to effectively navigate changing market conditions in order to achieve sustained growth. In addition, we believe the interests of our executive management team are strongly aligned with our stockholders. As of the completion of this offering, we expect our executive management team to collectively own approximately 7.5% of our outstanding common stock and OP units on a fully diluted basis, which represents $263.4 million of value at the public offering price of $28.00 per share.
Business Objectives and Growth Strategies
Our primary objective is to provide attractive risk-adjusted returns for our stockholders by executing on internal and external business and growth initiatives, which include:
Driving NOI Growth from Re-Leasing Below Market Rents
We seek to increase NOI at our centers by maximizing rental rates and attracting high quality retailers while improving the merchandising mix and credit profile of our rental revenue. As of March 31, 2021, for our wholly-owned portfolio, we have a total of 416 leases expiring in 2021, representing 1.6 million square feet of GLA. While we cannot predict what rental rates we will achieve in 2021 as we renew or replace these expiring leases, the comparable rent spread of new leases signed during 2020 was 8.2%, and the comparable rent spread for lease renewals and options was 6.7% for the year ended December 31, 2020. The comparable rent spread of new leases signed was 12.4% and the comparable rent spread for lease renewals and options was 8.0% for the three months ended March 31, 2021.
Recent leasing activity has been strong. During the three months ended March 31, 2021, we executed 316 new and renewal leases totaling 1.4 million square feet. This compares to our average quarterly leasing results for the three-year period ended December 31, 2019, the last period prior to the onset of the COVID-19 pandemic, of 195 executed leases per quarter, representing 0.9 million square feet per quarter.
Lease-up Vacant Space to Drive Occupancy and NOI
We intend to increase the percentage of leased space at our centers to drive additional cash flow and NOI. Our national footprint of experienced leasing professionals is dedicated to (i) increasing occupancy, (ii) creating the optimal merchandising mix, (iii) maximizing rental income, and (iv) executing leases with annual contractual rent increases. As of March 31, 2021, our anchor space is 97.3% leased and our inline space is 89.8% leased, as compared to 98.0% and 90.2%, respectively, in the period ended December 31, 2019, the last period prior to the onset of the COVID-19 pandemic. We believe, based upon current leasing activity, that we can increase inline occupancy and total occupancy above current levels. As higher occupancy levels are achieved, we believe that we will be able to accelerate rent growth given a more favorable supply/demand dynamic. Demand for our well-located omni-channel grocery-anchored retail space increased during the third and fourth quarters of 2020 and was approaching 2019 leasing levels. For the three months ended March 31, 2021, we leased 1.4 million square feet, which represented a 29% increase over the prior year period and a 43% increase compared to the three months ended March 31, 2019. Our leased occupancy levels prior to the onset of the COVID-19 pandemic coupled with our current leasing demand and pipeline position us well to further increase our occupancy rate.
Selectively Acquire Omni-Channel Grocery-Anchored Shopping Centers
We intend to selectively acquire omni-channel grocery-anchored shopping centers with attractive yields in markets that support our necessity-based retail strategy. We focus on acquisitions in our targeted markets that have capitalization rates that we believe are generally 50-100 bps higher than those observed in primary markets. We have a dedicated transactions team of six professionals with an average of 12 years of real estate transaction experience and a 10-year average tenure at our Company that is responsible for executing all of our acquisitions and dispositions. In considering and evaluating potential acquisition opportunities, and to augment our seasoned acquisition team, we employ our proprietary underwriting methodology, which includes the use of the PECO Power ScoreTM, to assess shopping center attributes and projected returns. We believe that we maintain a competitive advantage in acquiring centers given the scale of our business and the experience of our team. We maintain a network of thousands of retailers, real estate brokers, and other market participants which gives us unique insight into new and highly desirable acquisition opportunities. We are often sought out as a preferred buyer of shopping centers due to our track record and reputation in our markets. For the 7-year period 2012-2018, we acquired 280 assets for a total of $4.7 billion, an average of 40 assets for $670 million per year. For the three year period 2018-2020, we were the largest acquiror of grocery-anchored neighborhood centers among our public peers, according to JLL. We believe that there is a large acquisition opportunity set for us and that there are approximately 5,800 shopping centers anchored by the #1 or #2 grocer by sales with our target demographic profile that we view as potential acquisition candidates for us.
Execute Redevelopment Opportunities
Our team of seasoned professionals identifies opportunities to unlock additional value at our centers through investments in our redevelopment program. Our strategies primarily consist of outparcel development, footprint reconfiguration, anchor repositioning, and anchor expansion. Our capital expenditures were prioritized in 2020 to support new leasing activity due to the impact from the COVID-19 pandemic. In more normal operating environments, we look for redevelopment opportunities to increase the overall yield and value of our centers, which we believe will allow us to generate higher returns for our stockholders while creating exceptional omni-channel grocery-anchored shopping center experiences. Our underwritten incremental unlevered yields on redevelopment projects are expected to range between 9% - 11%. Our current in process projects represent an estimated total investment of $35.1 million, and the total underwritten incremental unlevered yield range on this estimated investment is expected to be between 9.5% - 10.5%. Actual incremental yields may vary from our underwritten incremental yield range based on the actual total cost to complete a project and its actual incremental annual NOI at stabilization. Our average net investment per redevelopment project is between $2 and $3 million. We believe the small average size of our redevelopment projects is a positive, as our risk in this activity is well-diversified.

Capitalize on Favorable Macroeconomic Trends
We believe there are a number of macroeconomic trends that are positive for the growth potential of our shopping centers including the population trends in Sun Belt states, the population shift from urban to non-urban communities, the increase in work from home initiatives, the importance of last mile delivery, the increase in “shop local” trends, and Neighbors relocating from malls to open air shopping centers.
The Sun Belt region has experienced significant growth in population. Between 2000 and 2020, Sun Belt states increased their collective population by 28 million people, which represented 56% of all U.S. population growth, according to the U.S. Census Bureau. Sun Belt states represent 40% of the U.S. population as of 2020, an increase from 37% in 2000. Approximately 49% of our portfolio ABR is located in Sun Belt states. We believe we benefit from increased demand resulting from the Sun Belt’s increased percentage of the total population.
The net population flow out of U.S. urban neighborhoods and into non-urban neighborhoods doubled in the period between March and September 2020 as compared to the average for the same months in 2017 through 2019, according to the Federal Reserve Bank of Cleveland. We believe our suburban focus is well-positioned to capture additional growth from such trends.
We believe the increase in work from home initiatives across the United States will increase the growth potential of our shopping centers. We believe customers spending more time at home are more likely to visit our suburban stores.
We believe consumers increasingly prefer to “shop local” rather than purchase products from large retailers. We believe local stores create vibrant communities with unique businesses and strong neighborhood social bonds. We believe our inline Neighbors are representative of many of the “shop local” qualities that our customers demand.
We believe the COVID-19 pandemic has generated and, in some cases, accelerated the migration of retailers from malls to open air shopping centers. Retailers cite a number of reasons for this trend, including changing lifestyles, a customer preference for open air environments due to the pandemic, cost savings and getting closer to the customer. We have executed leases with retailers, including Lenscrafters, Panda Express, Pearle Vision, and Shoe Sensation, which we believe are following this trend.
Our Properties
Real Estate Investments—The following table details information for our wholly-owned shopping centers and those owned through our unconsolidated joint ventures as of March 31, 2021, which is the basis for determining the prorated information included in the subsequent tables (dollars and square feet in thousands):

	Ownership Percentage	Number of Properties	ABR	GLA
Wholly-owned properties	100%	278	$386,971	31,306
Necessity Retail Partners	20%	2	3,845	228
Grocery Retail Partners I	14%	20	28,735	2,215

The following table presents information regarding the geographic location of our shopping centers, including those that are wholly-owned and the prorated portion of those owned through our unconsolidated joint ventures, by ABR as of March 31, 2021. For additional portfolio information, refer to Schedule III - Real Estate Assets and Accumulated Depreciation as accompanying our consolidated financial statements for the year ended December 31, 2020 located elsewhere within this prospectus (dollars and square feet in thousands):

State	ABR	% ABR	ABR/Square Foot	GLA	% GLA	% Leased	Number of Properties
Florida	$49,326	12.6%	$12.84	4,105	13.0%	93.6%	52
California	40,505	10.3%	18.48	2,320	7.3%	94.5%	25
Georgia	34,423	8.8%	12.41	2,836	9.0%	97.9%	29
Texas	31,258	8.0%	15.79	2,135	6.7%	92.7%	18
Ohio	26,598	6.8%	10.40	2,686	8.5%	95.2%	24
Illinois	22,775	5.8%	14.86	1,625	5.1%	94.3%	14
Virginia	18,163	4.6%	13.93	1,354	4.3%	96.3%	13
Colorado	17,795	4.5%	15.84	1,162	3.7%	96.6%	10
Massachusetts	15,973	4.1%	14.35	1,170	3.7%	95.1%	10
Minnesota	13,309	3.4%	12.90	1,067	3.4%	96.7%	11
Pennsylvania	12,050	3.1%	11.64	1,086	3.4%	95.3%	7
South Carolina	10,368	2.6%	9.12	1,301	4.1%	87.4%	11
Arizona	9,899	2.5%	12.59	844	2.7%	93.1%	7
Wisconsin	9,511	2.4%	10.19	944	3.0%	98.9%	8
Maryland	8,986	2.3%	19.73	468	1.5%	97.4%	4
North Carolina	7,162	1.8%	12.00	656	2.1%	91.0%	10
Indiana	6,672	1.7%	8.46	832	2.6%	94.8%	5
Michigan	6,439	1.6%	9.22	724	2.3%	96.5%	5
Tennessee	6,084	1.6%	8.60	772	2.4%	91.6%	5
Connecticut	5,552	1.4%	13.85	419	1.3%	95.7%	4
New Mexico	5,354	1.4%	13.72	404	1.3%	96.6%	3
Oregon	5,188	1.3%	14.35	374	1.2%	96.8%	5
Kentucky	4,920	1.3%	9.94	502	1.6%	98.7%	3
New Jersey	4,738	1.2%	17.62	276	0.9%	97.3%	2
Kansas	4,561	1.2%	11.14	452	1.4%	90.6%	4
Nevada	4,299	1.1%	20.11	217	0.7%	98.4%	2
Iowa	2,793	0.7%	8.91	360	1.1%	87.2%	3
Washington	2,609	0.7%	15.49	170	0.5%	98.8%	2
Missouri	2,273	0.7%	10.38	222	0.7%	98.7%	2
New York	1,729	0.4%	10.81	163	0.5%	97.9%	1
Utah	451	0.1%	30.97	15	—%	100.0%	1
Total	$391,763	100.0%	$13.06	31,661	100.0%	94.8%	300

Lease Expirations—The following chart shows the aggregate scheduled lease expirations, excluding our Neighbors who are occupying space on a temporary basis, after March 31, 2021 for each of the next ten years and thereafter for our wholly-owned shopping centers and the prorated portion of those owned through our unconsolidated joint ventures:

$60
$50
$40
$30
$20
$10
$0
6,000
5,000
4,000
3,000
2,000
1,000
0
(dollars in millions)
(square feet in thousands)
$3.0
$22.0
$43.4
$54.6
$57.6
$57.6
$47.6
$23.3
$21.2
$19.2
$16.8
$25.5
MTM (83)
2021 (447)
2022 (699)
2023 (747)
2024 (795)
2025 (709)
2026 (526)
2027 (270)
2028 (227)
2029 (145)
2030 (125)
2031+ (209)
Expiration Year / (Number of Leases Expiring)
Anchor - ABR
Inline - ABR

We believe our ability to create rental rate growth is a result of a number of factors, including the fact that our centers are anchored by grocery stores that generate strong recurring customer foot traffic; a favorable supply/demand dynamic given that our portfolio is 94.8% leased; the size of our centers where our average inline Neighbor occupies 2,100 square feet, a size that is in demand from growing retailers that are adding stores; and the size and structure of our leasing team. In addition, we believe there are other macro trends that are positive for the rent growth potential of our shopping centers, including population trends in the Sun Belt states where 48.8% of our ABR is generated, population flow from urban into non-urban neighborhoods, an increase in work from home initiatives, and the growing importance of last mile delivery. We believe that all these factors are creating increased demand for space in our omni-channel grocery-anchored neighborhood shopping centers. As a result, we were able to create positive absorption in our portfolio during the first quarter of 2021 as newly executed leases exceeded terminated leases.
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Overview - Leasing Activity” of this prospectus for further discussion of leasing activity.

Portfolio Tenancy—We define national Neighbors as those Neighbors that operate in at least three states. Regional Neighbors are defined as those Neighbors that have at least three locations in fewer than three states. The following charts present the composition of our portfolio, including our wholly-owned shopping centers and the prorated portion of those owned through our unconsolidated joint ventures, by Neighbor type and Neighbor composition, respectively, as of March 31, 2021:

We define “necessity-based goods and services” as goods and services that are indispensable, necessary, or common for day-to-day living or that tend to be inelastic (i.e., the demand for which does not change based on a consumer’s income level). We estimate that approximately 73% of our ABR, including the pro rata portion attributable to properties owned through our unconsolidated joint ventures, is from Neighbors providing necessity-based goods and services. Additionally, within these categories, we estimate that approximately 51% of our ABR is from retail and service businesses generally deemed essential under most state and local mandates issued in response to the COVID-19 pandemic. The composition of our portfolio as a percentage of ABR is as follows:

March 31, 2021
Essential/necessity-based goods and services:
Grocery	35.5%
Medical/pharmacy	2.8%
Banks	2.5%
Dollar stores	2.3%
Pet supply	2.1%
Hardware/automotive	1.7%
Wine, beer, and liquor	1.4%
Other essential	2.7%
Total Essential/Necessity-based goods and services(1)	51.0%
Other necessity-based goods and services:
Quick service - restaurant	9.6%
Beauty and hair care	4.9%
Health care services	3.8%
Other necessity	3.3%
Total ABR from other Necessity	21.6%

Total ABR from necessity-based goods and services	72.6%

Other retail stores:
Soft goods(2)	12.2%
Full service - restaurant	6.3%
Fitness and lifestyle services(3)	5.2%
Other retail(4)	3.7%
Total ABR from other retail and services	27.4%
Total ABR	100.0%
(1)Includes Neighbors that we believe are considered to be essential retail and service businesses but that may have temporarily closed at various points during the COVID-19 pandemic due to decreases in foot traffic and customer patronage as a result of “stay-at-home” mandates and social distancing guidelines implemented in response to the pandemic.
(2)Includes ABR contributions of 2% from each of apparel/shoes/accessories, department stores, and home furnishings Neighbors.
(3)Includes ABR contribution of 3% from fitness Neighbors.
(4)Includes ABR contribution of 1% from entertainment Neighbors.

The following table presents our top twenty Neighbors by ABR, including our wholly-owned shopping centers and the prorated portion of those owned through our unconsolidated joint ventures, as of March 31, 2021 (dollars and square feet in thousands):

Neighbor(1)	ABR	% of ABR	Leased Square Feet	% of Leased Square Feet	Number of Locations(2)
Kroger	$26,032	6.6%	3,296	11.0%	60
Publix	22,003	5.6%	2,240	7.5%	56
Ahold Delhaize	17,274	4.4%	1,240	4.1%	23
Albertsons-Safeway	16,897	4.3%	1,624	5.4%	30
Walmart	8,933	2.3%	1,770	5.9%	13
Giant Eagle	7,293	1.9%	738	2.5%	11
TJX Companies	5,061	1.3%	428	1.4%	15
Sprouts Farmers Market	4,952	1.3%	334	1.1%	11
Dollar Tree	3,954	1.0%	406	1.4%	42
Raley's	3,884	1.0%	253	0.8%	4
SUPERVALU	3,209	0.8%	336	1.1%	5
Subway Group	2,829	0.7%	115	0.4%	82
Schnucks	2,785	0.7%	329	1.1%	5
Anytime Fitness, Inc.	2,662	0.7%	177	0.6%	36
Save Mart	2,618	0.7%	309	1.0%	6
Southeastern Grocers	2,513	0.6%	281	0.9%	7
Lowe's	2,469	0.6%	369	1.2%	4
Kohl's Corporation	2,281	0.6%	365	1.2%	4
Food 4 Less (PAQ)	2,215	0.6%	119	0.4%	2
Petco Animal Supplies, Inc.	2,118	0.5%	127	0.4%	11
Total	$141,982	36.2%	14,856	49.4%	427
(1)Neighbors are grouped by parent company and may represent multiple subsidiaries and banners.
(2)Number of locations excludes auxiliary leases with grocery anchors such as fuel stations, pharmacies, and liquor stores. Additionally, in the event that a parent company has multiple subsidiaries or banners serving as Neighbors in a shopping center, those subsidiaries are included as one location.
We believe that our real estate properties are suitable for their intended purposes and adequately covered by insurance. We do not intend to make significant renovations or improvements to our property portfolio. Our shopping centers are located in markets where there is competition for attracting new retailers and retaining current Neighbors.

The following table details information about each of our wholly-owned and unconsolidated properties as of March 31, 2021 (dollars in thousands, except per square foot amounts):

Property Name	Location	Ownership Percentage	MSA	Year Constructed/ Renovated	GLA	% Leased	ABR	ABR PSF	Grocery Anchor	Additional Anchors
51st & Olive Square	Glendale, AZ	100%	Phoenix-Mesa-Scottsdale, AZ	1975 / 2007	88,225	100.0%	$859	$9.74	Fry's Food Stores	N/A
Alameda Crossing	Avondale, AZ	100%	Phoenix-Mesa-Scottsdale, AZ	2006	136,902	92.4%	1,971	14.40	Sprouts Farmers Market	Big 5 Sporting Goods; Jo-Ann Fabric; Uptown Jungle
Arcadia Plaza	Phoenix, AZ	100%	Phoenix-Mesa-Scottsdale, AZ	1980	63,637	90.8%	1,208	18.98	Sprouts Farmers Market	N/A
Broadway Plaza	Tucson, AZ	100%	Tucson, AZ	1982 / 1995	84,298	83.4%	1,152	13.67	Sprouts Farmers Market	N/A
Rolling Hills Shopping Center	Tucson, AZ	100%	Tucson, AZ	1980 / 1997	114,102	97.5%	1,194	10.46	Fry's Food Stores	Furniture Exchange
Southern Palms	Tempe, AZ	100%	Phoenix-Mesa-Scottsdale, AZ	1982	257,739	92.5%	2,775	10.77	Sprouts Farmers Market	AutoZone; Goodwill; Habitat for Humanity ReStore; Planet Fitness; Southwest Institute of Healing Arts
Sunburst Plaza	Glendale, AZ	100%	Phoenix-Mesa-Scottsdale, AZ	1970	100,437	93.4%	740	7.37	Fry's Food Stores	Discount Store
Antelope Marketplace	Antelope, CA	20%	Sacramento-Roseville-Arden-Arcade, CA	1992	115,522	95.8%	2,027	17.55	Bel Air Market	24 Hour Fitness
Atwater Marketplace	Atwater, CA	100%	Merced, CA	2008	96,224	100.0%	1,284	13.34	Save Mart Supermarkets	CVS
Boronda Plaza	Salinas, CA	100%	Salinas, CA	2003 / 2006	93,071	97.7%	2,088	22.43	Food 4 Less	N/A
Broadway Pavilion	Santa Maria, CA	100%	Santa Maria-Santa Barbara, CA	1987	142,944	90.8%	2,010	14.06	Food Maxx	Idler's Home; Party City
Central Valley Marketplace	Ceres, CA	100%	Modesto, CA	2005	82,397	100.0%	1,779	21.59	Food 4 Less	N/A
Commonwealth Square	Folsom, CA	100%	Sacramento-Roseville-Arden-Arcade, CA	1987	141,310	94.2%	1,860	13.16	Raley's	N/A
Contra Loma Plaza	Antioch, CA	100%	San Francisco-Oakland-Hayward, CA	1989	74,616	90.9%	710	9.52	Lucky Supermarkets	N/A
Del Paso Marketplace	Sacramento, CA	100%	Sacramento-Roseville-Arden-Arcade, CA	2006	59,796	92.6%	1,386	23.18	Sprouts	N/A
Driftwood Village	Ontario, CA	100%	Riverside-San Bernardino-Ontario, CA	1985	95,421	98.0%	1,674	17.54	Food 4 Less	N/A
Heritage Oaks	Gridley, CA	100%	Chico, CA	1979	94,542	75.3%	552	5.84	Safeway	N/A
Herndon Place	Fresno, CA	100%	Fresno, CA	2005	95,370	95.8%	1,486	15.58	Save Mart Supermarkets	N/A
Laguna 99 Plaza	Elk Grove, CA	100%	Sacramento-Roseville-Arden-Arcade, CA	1992	89,188	100.0%	1,785	20.01	Walmart Neighborhood Market	California Backyard
North Point Landing	Modesto, CA	100%	Modesto, CA	1964 / 2008	152,769	92.2%	2,031	13.29	Walmart	N/A
Quartz Hill Towne Centre	Lancaster, CA	100%	Los Angeles-Long Beach-Anaheim, CA	1991 / 2012	110,306	100.0%	1,805	16.36	VONS	CVS
Red Maple Village	Tracy, CA	100%	Stockton-Lodi, CA	2009	97,591	100.0%	$2,548	$26.11	Raley's	N/A

Property Name	Location	Ownership Percentage	MSA	Year Constructed/ Renovated	GLA	% Leased	ABR	ABR PSF	Grocery Anchor	Additional Anchors
Riverlakes Village	Bakersfield, CA	100%	Bakersfield, CA	1997	92,212	97.7%	1,747	18.95	VONS	N/A
Rocky Ridge Town Center	Roseville, CA	100%	Sacramento-Roseville-Arden-Arcade, CA	1996	93,337	97.7%	2,581	27.65	Sprouts Farmers Market	Beverages & More!
Shasta Crossroads	Redding, CA	100%	Redding, CA	1989 / 2016	121,256	82.8%	1,803	14.87	Food Maxx	N/A
Sierra Del Oro Towne Centre	Corona, CA	100%	Los Angeles-Long Beach-Anaheim, CA	1991	110,681	90.6%	1,840	16.62	Ralph's	Dollar Tree
Sierra Vista Plaza	Murrieta, CA	100%	Riverside-San Bernardino-Ontario, CA	1991	80,259	89.8%	1,639	20.42	Stater Bros Markets (shadow)	CVS
Sterling Pointe Center	Lincoln, CA	100%	Sacramento-Roseville-Arden-Arcade, CA	2004	136,020	97.0%	2,857	21.00	Raley's	N/A
Village One Plaza	Modesto, CA	100%	Modesto, CA	2007	105,658	98.8%	2,407	22.78	Raley's	N/A
Vineyard Center	Templeton, CA	100%	San Luis Obispo-Paso Robles-Arroyo Grande, CA	2007	21,117	94.3%	572	27.09	Trader Joe's	N/A
West Acres Shopping Center	Fresno, CA	100%	Fresno, CA	1990	83,414	100.0%	863	10.35	Food Maxx	N/A
Windmill Marketplace	Clovis, CA	100%	Fresno, CA	2001	27,486	94.9%	794	28.89	Save Mart (shadow)	N/A
Broadlands Marketplace	Broomfield, CO	100%	Denver-Aurora-Lakewood, CO	2002	103,883	96.9%	1,132	10.90	Safeway	N/A
Fairfield Commons	Lakewood, CO	100%	Denver-Aurora-Lakewood, CO	1985	143,276	89.6%	2,460	17.17	Sprouts Farmers Market	Planet Fitness; T.J. Maxx
Golden Town Center	Golden, CO	100%	Denver-Aurora-Lakewood, CO	1993 / 2003	117,882	98.7%	1,731	14.68	King Soopers	N/A
Kipling Marketplace	Littleton, CO	100%	Denver-Aurora-Lakewood, CO	1983 / 2009	90,124	95.8%	1,199	13.30	Safeway	N/A
Meadows on the Parkway	Boulder, CO	100%	Boulder, CO	1989	213,077	97.6%	3,743	17.57	Safeway	Dollar Tree; Regus; Walgreens
Nor'Wood Shopping Center	Colorado Springs, CO	100%	Colorado Springs, CO	2003	73,082	100.0%	1,082	14.81	Safeway	N/A
Roxborough Marketplace	Littleton, CO	100%	Denver-Aurora-Lakewood, CO	2005	101,622	98.1%	1,406	13.84	Safeway	N/A
Thompson Valley Towne Center	Loveland, CO	100%	Fort Collins, CO	1999	125,122	95.2%	2,031	16.23	King Soopers	Thompson Valley Liquor
Westwoods Shopping Center	Arvada, CO	100%	Denver-Aurora-Lakewood, CO	2003	90,855	100.0%	1,324	14.57	King Soopers	N/A
Wheat Ridge Marketplace	Wheat Ridge, CO	100%	Denver-Aurora-Lakewood, CO	1996	103,438	97.5%	1,688	16.32	Safeway	N/A
Everybody's Plaza	Cheshire, CT	100%	New Haven-Milford, CT	1960 / 2005	50,905	95.7%	920	18.07	Big Y	N/A
Montville Commons	Montville, CT	100%	Norwich-New London, CT	2007	114,916	91.3%	1,647	14.33	Stop & Shop	N/A
Stop & Shop Plaza	Enfield, CT	100%	Hartford-West Hartford-East Hartford, CT	1988 / 1998	124,218	95.3%	1,858	14.96	Stop & Shop	N/A
Willimantic Plaza	Willimantic, CT	100%	Worcester, MA-CT	1968 / 1990	128,766	100.0%	$1,127	$8.75	BJ's Wholesale Club	Ocean State Job Lot
Alico Commons	Fort Myers, FL	100%	Cape Coral-Fort Myers, FL	2009	100,734	94.2%	1,343	13.33	Publix	Non Stop Fitness

Property Name	Location	Ownership Percentage	MSA	Year Constructed/ Renovated	GLA	% Leased	ABR	ABR PSF	Grocery Anchor	Additional Anchors
Barclay Place Shopping Center	Lakeland, FL	100%	Lakeland-Winter Haven, FL	1989	84,899	96.6%	831	9.79	Save A Lot	Bob's Carpet Mart; Wild Greg's Saloon
Bloomingdale Hills	Riverview, FL	100%	Tampa-St. Petersburg-Clearwater, FL	2002 / 2012	78,442	100.0%	744	9.48	Walmart	N/A
Breakfast Point Marketplace	Panama City Beach, FL	100%	Panama City, FL	2009 / 2010	97,938	100.0%	1,438	14.68	Publix	Office Depot
Broadway Promenade	Sarasota, FL	100%	North Port-Sarasota-Bradenton, FL	2007	49,271	88.7%	760	15.42	Publix	N/A
ChampionsGate Village	Davenport, FL	100%	Orlando-Kissimmee-Sanford, FL	2001	62,699	100.0%	822	13.11	Publix	N/A
Cocoa Commons	Cocoa, FL	100%	Palm Bay-Melbourne-Titusville, FL	1986	90,116	92.5%	991	11.00	Publix	N/A
Colonial Promenade	Winter Haven, FL	100%	Lakeland-Winter Haven, FL	1986 / 2008	280,228	100.0%	2,443	8.72	Walmart	N/A
Coquina Plaza	Southwest Ranches, FL	100%	Miami-Fort Lauderdale-West Palm Beach, FL	1998	91,120	100.0%	1,750	19.21	Publix	N/A
Crosscreek Village	St. Cloud, FL	100%	Orlando-Kissimmee-Sanford, FL	2008	69,660	100.0%	1,067	15.32	Publix	N/A
Crystal Beach Plaza	Palm Harbor, FL	100%	Tampa-St. Petersburg-Clearwater, FL	2010	59,015	97.9%	1,008	17.08	Publix	N/A
Deerwood Lake Commons	Jacksonville, FL	14%	Jacksonville, FL	2003	67,528	100.0%	1,113	16.48	Publix	N/A
French Golden Gate	Bartow, FL	100%	Lakeland-Winter Haven, FL	1960 / 2011	140,379	97.3%	1,631	11.62	Publix	Bealls Outlet; Walgreens
Golden Eagle Village	Clermont, FL	100%	Orlando-Kissimmee-Sanford, FL	2011	64,051	98.4%	970	15.14	Publix	N/A
Goolsby Pointe	Riverview, FL	14%	Tampa-St. Petersburg-Clearwater, FL	2000	75,525	94.4%	1,028	13.61	Publix	N/A
Harbour Village	Jacksonville, FL	100%	Jacksonville, FL	2006	113,004	63.4%	1,396	12.35	The Fresh Market	Lionshare Cowork
Heath Brook Commons	Ocala, FL	100%	Ocala, FL	2002	79,590	98.0%	991	12.45	Publix	N/A
Heron Creek Towne Center	North Port, FL	100%	North Port-Sarasota-Bradenton, FL	2001	64,664	100.0%	854	13.21	Publix	N/A
Island Walk Shopping Center	Fernandina Beach, FL	100%	Jacksonville, FL	1987 / 2012	213,656	90.4%	1,938	9.07	Publix	Bealls; Bealls Outlet/Home Centric; Staples
Kings Crossing	Sun City Center, FL	100%	Tampa-St. Petersburg-Clearwater, FL	2000 / 2018	75,020	100.0%	$1,124	$14.98	Publix	N/A
Lake Washington Crossing	Melbourne, FL	100%	Palm Bay-Melbourne-Titusville, FL	1987 / 2012	116,983	87.0%	1,336	11.42	Publix	Grifols Biomat USA Plasma Center

Property Name	Location	Ownership Percentage	MSA	Year Constructed/ Renovated	GLA	% Leased	ABR	ABR PSF	Grocery Anchor	Additional Anchors
Lakewood Plaza	Spring Hill, FL	14%	Tampa-St. Petersburg-Clearwater, FL	1993 / 1997	106,999	97.6%	1,367	12.78	Publix	Jo-Ann Fabric
Lutz Lake Crossing	Lutz, FL	100%	Tampa-St. Petersburg-Clearwater, FL	2002	64,986	98.2%	870	13.39	Publix	N/A
Melbourne Village Plaza	Melbourne, FL	100%	Palm Bay-Melbourne-Titusville, FL	1987	127,705	97.4%	1,190	9.32	N/A	Dollar Tree; Old Time Pottery
MetroWest Village	Orlando, FL	100%	Orlando-Kissimmee-Sanford, FL	1990	106,857	95.6%	1,640	15.35	Publix	N/A
Oakhurst Plaza	Seminole, FL	100%	Tampa-St. Petersburg-Clearwater, FL	1974 / 2001	51,502	88.1%	538	10.45	Publix	N/A
Ocean Breeze Plaza	Ocean Breeze, FL	100%	Port St. Lucie, FL	1993 / 2010	96,192	95.5%	1,476	15.34	Publix	Just Believe Recovery Center
Orange Grove Shopping Center	North Fort Myers, FL	100%	Cape Coral-Fort Myers, FL	1999	68,865	96.5%	770	11.18	Publix	N/A
Ormond Beach Mall	Ormond Beach, FL	100%	Deltona-Daytona Beach-Ormond Beach, FL	1967 / 2010	101,552	95.7%	1,236	12.17	Publix	Bealls Outlet; Dollar Floor; Dollar Tree
Park Place Plaza	Port Orange, FL	100%	Deltona-Daytona Beach-Ormond Beach, FL	1984	87,056	95.7%	946	10.87	N/A	Bealls
Park View Square	Miramar, FL	100%	Miami-Fort Lauderdale-West Palm Beach, FL	2003	70,471	100.0%	1,111	15.77	Winn-Dixie	N/A
Parsons Village	Seffner, FL	100%	Tampa-St. Petersburg-Clearwater, FL	1983 / 1994	78,041	97.6%	910	11.66	Southeastern Grocers (shadow)	City Buffet; Family Dollar
Port St. John Plaza	Port St. John, FL	100%	Palm Bay-Melbourne-Titusville, FL	1986	75,840	100.0%	682	8.99	Winn-Dixie	N/A
Publix at Northridge	Sarasota, FL	14%	North Port-Sarasota-Bradenton, FL	2003	65,320	96.3%	1,157	17.71	Publix	N/A
Publix at Seven Hills	Spring Hill, FL	100%	Tampa-St. Petersburg-Clearwater, FL	1991 / 2006	72,590	96.6%	855	11.78	Publix	N/A
Publix at St. Cloud	St. Cloud, FL	14%	Orlando-Kissimmee-Sanford, FL	2003	78,779	100.0%	1,126	14.29	Publix	N/A
Rockledge Square	Rockledge, FL	100%	Palm Bay-Melbourne-Titusville, FL	1985	72,440	89.6%	616	8.50	Publix	Just a Dollar Floor
Sanibel Beach Place	Fort Myers, FL	100%	Cape Coral-Fort Myers, FL	2003	74,286	96.2%	$819	$11.02	Publix	N/A
Shoppes at Glen Lakes	Weeki Wachee, FL	100%	Tampa-St. Petersburg-Clearwater, FL	2008	66,600	100.0%	893	13.41	Publix	N/A
Shoppes of Lake Village	Leesburg, FL	100%	Orlando-Kissimmee-Sanford, FL	1987 / 1998	130,235	82.6%	1,019	7.82	Publix	Sproutfitters
Shoppes of Paradise Lakes	Miami, FL	100%	Miami-Fort Lauderdale-West Palm Beach, FL	1999	83,597	100.0%	1,371	16.40	Publix	N/A

Property Name	Location	Ownership Percentage	MSA	Year Constructed/ Renovated	GLA	% Leased	ABR	ABR PSF	Grocery Anchor	Additional Anchors
South Oaks Shopping Center	Live Oak, FL	100%	Tallahassee, FL	1976 / 2000	94,441	100.0%	620	6.56	Publix	Bealls Outlet; Farmers Home Furniture
St. Charles Plaza	Davenport, FL	100%	Lakeland-Winter Haven, FL	2007	65,000	100.0%	1,022	15.72	Publix	N/A
St. Johns Commons	Jacksonville, FL	100%	Jacksonville, FL	2003	71,352	100.0%	1,054	14.77	Winn-Dixie	N/A
St. Johns Plaza	Titusville, FL	14%	Orlando-Kissimmee-Sanford, FL	1985	115,112	94.7%	1,140	9.90	Publix	Dollar Tree; Floor Factory; Let's Roll Space Coast
The Oaks	Hudson, FL	100%	Tampa-St. Petersburg-Clearwater, FL	1981	166,145	52.0%	1,175	7.07	Save A Lot	Dollar Tree; LA Fitness
Towne Centre at Wesley Chapel	Wesley Chapel, FL	100%	Tampa-St. Petersburg-Clearwater, FL	2000	69,425	100.0%	979	14.10	Winn-Dixie	N/A
Vineyard Shopping Center	Tallahassee, FL	100%	Tallahassee, FL	2002	62,821	100.0%	727	11.57	Publix	N/A
West Creek Commons	Coconut Creek, FL	14%	Miami-Fort Lauderdale-West Palm Beach, FL	2003	58,537	100.0%	904	15.44	Publix	N/A
West Creek Plaza	Coconut Creek, FL	100%	Miami-Fort Lauderdale-West Palm Beach, FL	2006 / 2013	37,616	85.6%	836	22.22	N/A	N/A
Windover Square	Melbourne, FL	100%	Palm Bay-Melbourne-Titusville, FL	1984 / 2010	81,516	97.6%	1,168	14.33	Publix	Dollar Tree
Winter Springs Town Center	Winter Springs, FL	14%	Orlando-Kissimmee-Sanford, FL	2002	118,735	96.1%	1,927	16.23	Publix	The Zoo Health Club
Bartow Marketplace	Cartersville, GA	100%	Atlanta-Sandy Springs-Roswell, GA	1995	375,067	98.1%	2,587	6.90	Walmart	Lowe's
Bethany Village	Alpharetta, GA	100%	Atlanta-Sandy Springs-Roswell, GA	2001	81,674	94.3%	997	12.21	Publix	N/A
Butler Creek	Acworth, GA	100%	Atlanta-Sandy Springs-Roswell, GA	1989	101,597	100.0%	1,368	13.46	Kroger	N/A
Dean Taylor Crossing	Suwanee, GA	14%	Atlanta-Sandy Springs-Roswell, GA	2000	92,318	100.0%	1,180	12.78	Kroger	N/A
Evans Towne Centre	Evans, GA	100%	Augusta-Richmond County, GA-SC	1995	75,668	100.0%	$1,017	$13.44	Publix	N/A
Everson Pointe	Snellville, GA	100%	Atlanta-Sandy Springs-Roswell, GA	1999	81,428	97.7%	974	11.96	Kroger	N/A
Fairview Oaks	Ellenwood, GA	100%	Atlanta-Sandy Springs-Roswell, GA	1996	77,052	98.1%	944	12.25	Kroger	N/A
Flynn Crossing	Alpharetta, GA	14%	Atlanta-Sandy Springs-Roswell, GA	2004	95,002	89.9%	1,564	16.46	Publix	N/A
Grassland Crossing	Alpharetta, GA	100%	Atlanta-Sandy Springs-Roswell, GA	1996	90,906	98.6%	916	10.08	Kroger	N/A

Property Name	Location	Ownership Percentage	MSA	Year Constructed/ Renovated	GLA	% Leased	ABR	ABR PSF	Grocery Anchor	Additional Anchors
Grayson Village	Loganville, GA	100%	Atlanta-Sandy Springs-Roswell, GA	2002	87,155	89.5%	1,055	12.10	Publix	N/A
Hamilton Mill Village	Dacula, GA	100%	Atlanta-Sandy Springs-Roswell, GA	1996	88,710	98.4%	1,251	14.10	Publix	N/A
Hamilton Ridge	Buford, GA	100%	Atlanta-Sandy Springs-Roswell, GA	2002	90,996	100.0%	1,235	13.57	Kroger	N/A
Hickory Flat Commons	Canton, GA	100%	Atlanta-Sandy Springs-Roswell, GA	2008	113,995	98.7%	1,389	12.18	Kroger	N/A
Loganville Town Center	Loganville, GA	100%	Atlanta-Sandy Springs-Roswell, GA	1997	77,644	98.1%	983	12.66	Publix	N/A
Mableton Crossing	Mableton, GA	100%	Atlanta-Sandy Springs-Roswell, GA	1997	86,819	100.0%	1,100	12.67	Kroger	N/A
Macland Pointe	Marietta, GA	100%	Atlanta-Sandy Springs-Roswell, GA	1992	79,699	98.5%	916	11.49	Publix	N/A
Market Walk	Savannah, GA	100%	Savannah, GA	2014 / 2015	259,109	100.0%	3,592	13.86	Kroger	Dick's Sporting Goods; Guitar Center; West Marine
Mountain Crossing	Dacula, GA	100%	Atlanta-Sandy Springs-Roswell, GA	1997	96,884	96.4%	1,161	11.98	Kroger	N/A
Mountain Park Plaza	Roswell, GA	100%	Atlanta-Sandy Springs-Roswell, GA	1988 / 2003	80,511	93.7%	892	11.08	Publix	N/A
Old Alabama Square	Johns Creek, GA	100%	Atlanta-Sandy Springs-Roswell, GA	2000	102,867	100.0%	2,227	21.65	The Fresh Market	Walgreens
Paradise Crossing	Lithia Springs, GA	100%	Atlanta-Sandy Springs-Roswell, GA	2000	67,470	100.0%	871	12.91	Publix	N/A
Richmond Plaza	Augusta, GA	14%	Augusta-Richmond County, GA-SC	1979	178,041	91.5%	$1,484	$8.34	N/A	Ashley HomeStore and Ashley Outlet; Chow Time Buffet & Grill; Chuck E. Cheese; Harbor Freight Tools; Jo-Ann Fabric
Rivermont Station	Johns Creek, GA	100%	Atlanta-Sandy Springs-Roswell, GA	2000	124,373	97.5%	1,657	13.32	Kroger	Kids Empire
Shiloh Square Shopping Center	Kennesaw, GA	100%	Atlanta-Sandy Springs-Roswell, GA	1996 / 2003	134,120	95.5%	1,525	11.37	Kroger	You Fit Health Clubs
Shops at Westridge	McDonough, GA	100%	Atlanta-Sandy Springs-Roswell, GA	2006	72,420	100.0%	1,139	15.73	Publix	N/A
Southampton Village	Tyrone, GA	100%	Atlanta-Sandy Springs-Roswell, GA	2003	77,894	95.1%	923	11.85	Publix	N/A

Property Name	Location	Ownership Percentage	MSA	Year Constructed/ Renovated	GLA	% Leased	ABR	ABR PSF	Grocery Anchor	Additional Anchors
Spivey Junction	Stockbridge, GA	100%	Atlanta-Sandy Springs-Roswell, GA	1998	81,475	100.0%	1,039	12.75	Kroger	N/A
Village At Glynn Place	Brunswick, GA	100%	Brunswick, GA	1992	111,924	96.3%	1,201	10.73	Publix	Goodwill
Villages at Eagles Landing	Stockbridge, GA	100%	Atlanta-Sandy Springs-Roswell, GA	1995	67,019	100.0%	872	13.01	Publix	N/A
CitiCentre Plaza	Carroll, IA	100%	Des Moines-West Des Moines, IA	1991 / 1995	63,518	80.2%	376	5.92	Hy-Vee	N/A
Duck Creek Plaza	Bettendorf, IA	100%	Davenport-Moline-Rock Island, IA-IL	2005 / 2006	134,229	75.2%	1,521	11.33	Schnucks	N/A
Southgate Shopping Center	Des Moines, IA	100%	Des Moines-West Des Moines, IA	1972 / 2013	161,792	100.0%	896	5.54	Hy-Vee	Dollar General; Goodwill; Jay's CD & Hobby; Planet Fitness
Baker Hill	Glen Ellyn, IL	100%	Chicago-Naperville-Elgin, IL-IN-WI	1998	135,355	97.6%	2,013	14.87	Pete's Fresh Market	N/A
Brentwood Commons	Bensenville, IL	100%	Chicago-Naperville-Elgin, IL-IN-WI	1981 / 2001	125,497	90.2%	1,370	10.92	Jewel-Osco	Dollar Tree
Burbank Plaza	Burbank, IL	100%	Chicago-Naperville-Elgin, IL-IN-WI	1972 / 1995	99,453	100.0%	1,118	11.24	Jewel-Osco	dd's Discounts
College Plaza	Normal, IL	100%	Bloomington, IL	2002	175,741	90.3%	1,902	10.82	N/A	Bed Bath & Beyond; Michaels; Office Depot; Petco; Ross Dress for Less; Shoe Carnival
Heritage Plaza	Carol Stream, IL	100%	Chicago-Naperville-Elgin, IL-IN-WI	1988	128,870	97.3%	1,611	12.50	Jewel-Osco	Charter Fitness
Hilander Village	Roscoe, IL	100%	Rockford, IL	1994	113,865	93.8%	1,041	9.14	Schnucks	N/A
Hoffman Village	Hoffman Estates, IL	14%	Chicago-Naperville-Elgin, IL-IN-WI	1987	159,443	92.1%	$2,535	$15.90	Mariano's	Goodwill; Los Fernandez Taqueria
Naperville Crossings	Naperville, IL	100%	Chicago-Naperville-Elgin, IL-IN-WI	2007 / 2016	146,591	90.9%	3,505	23.91	Aldi	N/A
Oak Mill Plaza	Niles, IL	100%	Chicago-Naperville-Elgin, IL-IN-WI	1977	151,986	93.5%	1,874	12.33	Jewel-Osco	N/A
Rolling Meadows Shopping Center	Rolling Meadows, IL	14%	Chicago-Naperville-Elgin, IL-IN-WI	2010	130,212	93.8%	1,357	10.42	Jewel-Osco	Dollar Tree; Northwest Community Hospital
Savoy Plaza	Savoy, IL	100%	Champaign-Urbana, IL	1999 / 2007	140,624	98.6%	1,752	12.46	Schnucks	Friar Tuck Beverages; Goodwill
Shorewood Crossing	Shorewood, IL	100%	Chicago-Naperville-Elgin, IL-IN-WI	2005	173,981	96.2%	2,441	14.03	Mariano's	Marshalls; Party City; Petco; Staples
The Shoppes at Windmill Place	Batavia, IL	100%	Chicago-Naperville-Elgin, IL-IN-WI	1991 / 1997	122,176	94.7%	1,716	14.05	Jewel-Osco	N/A

Property Name	Location	Ownership Percentage	MSA	Year Constructed/ Renovated	GLA	% Leased	ABR	ABR PSF	Grocery Anchor	Additional Anchors
The Shops of Uptown	Park Ridge, IL	100%	Chicago-Naperville-Elgin, IL-IN-WI	2006	70,402	88.2%	1,888	26.82	Trader Joe's	N/A
Dyer Town Center	Dyer, IN	100%	Chicago-Naperville-Elgin, IL-IN-WI	2004 / 2005	102,415	100.0%	1,829	17.86	Jewel-Osco	N/A
Lafayette Square	Lafayette, IN	100%	Lafayette-West Lafayette, IN	1963 / 2001	250,314	82.6%	1,287	5.14	N/A	Big Lots; Rural King Supply
Riverplace Centre	Noblesville, IN	100%	Indianapolis-Carmel-Anderson, IN	1992	74,189	100.0%	728	9.81	Kroger	N/A
The Village Shopping Center	Mooresville, IN	100%	Indianapolis-Carmel-Anderson, IN	1965 / 1997	155,502	100.0%	874	5.62	Kroger	Black Friday - The Shopping Network; Family Dollar; Mooresville Discount Mattress Outlet & More; Player's Performance Factory
Town & Country Shopping Center	Noblesville, IN	100%	Indianapolis-Carmel-Anderson, IN	1998	249,833	100.0%	1,954	7.82	Walmart	Dollar Tree; Staples
Emporia West Plaza	Emporia, KS	100%	Emporia, KS Micropolitan	1980 / 2000	75,703	67.0%	331	4.37	N/A	Tractor Supply
Falcon Valley	Lenexa, KS	100%	Kansas City, MO-KS	2008 / 2009	76,784	100.0%	1,045	13.61	Price Chopper	N/A
Quivira Crossings	Overland Park, KS	100%	Kansas City, MO-KS	1997	123,198	95.4%	1,423	11.55	Price Chopper	N/A
Wyandotte Plaza	Kansas City, KS	100%	Kansas City, MO-KS	1961 / 2015	176,392	93.2%	1,762	9.99	Price Chopper	Dollar Tree; Marshalls; PetSmart
Central Station	Louisville, KY	100%	Louisville/Jefferson County, KY-IN	2005 / 2007	152,463	98.3%	1,482	9.72	Kroger	Planet Fitness
Meadowthorpe Manor Shoppes	Lexington, KY	100%	Lexington-Fayette, KY	1989 / 2008	114,801	100.0%	$994	$8.66	Kroger	N/A
Town Fair Center	Louisville, KY	100%	Louisville/Jefferson County, KY-IN	1988 / 1994	234,291	98.4%	2,443	10.43	N/A	Malibu Jack's; Michaels; Petco; Staples; Tuesday Morning
Atlantic Plaza	North Reading, MA	100%	Boston-Cambridge-Newton, MA-NH	1959 / 1973	126,384	94.4%	2,237	17.70	Stop & Shop	Cowabungas
Carriagetown Marketplace	Amesbury, MA	100%	Boston-Cambridge-Newton, MA-NH	2000	96,472	95.2%	1,642	17.02	Stop & Shop	N/A
Cushing Plaza	Cohasset, MA	14%	Boston-Cambridge-Newton, MA-NH	1997	71,210	94.4%	1,156	16.23	Shaw's Supermarket	Walgreens
Five Town Plaza	Springfield, MA	100%	Springfield, MA	1970 / 2013	326,837	97.6%	3,964	12.13	Big Y	Best Fitness; Big Lots; Burlington Coat Factory
Highlands Plaza	Easton, MA	20%	Providence-Warwick, RI-MA	2005	112,869	92.1%	1,818	16.11	Big Y	T.J.Maxx
Northwoods Crossing	Taunton, MA	100%	Providence-Warwick, RI-MA	2003 / 2010	159,562	100.0%	2,051	12.85	BJ's Wholesale Club	Dollar Tree; Tractor Supply

Property Name	Location	Ownership Percentage	MSA	Year Constructed/ Renovated	GLA	% Leased	ABR	ABR PSF	Grocery Anchor	Additional Anchors
Shaw's Plaza Easton	Easton, MA	100%	Providence-Warwick, RI-MA	1984 / 2004	104,923	100.0%	1,315	12.53	Shaw's Supermarket	Rite Aid
Shaw's Plaza Hanover	Hanover, MA	100%	Boston-Cambridge-Newton, MA-NH	1994 / 2000	57,181	100.0%	832	14.55	Shaw's Supermarket	N/A
Shaw's Plaza Raynham	Raynham, MA	100%	Providence-Warwick, RI-MA	1965 / 1998	175,842	92.8%	2,436	13.85	Shaw's Supermarket	CVS Pharmacy; Jo-Ann Fabric; Marshalls; PetSmart
Sudbury Crossing	Sudbury, MA	100%	Boston-Cambridge-Newton, MA-NH	1984	89,952	75.3%	969	10.77	N/A	T.J. Maxx; The Goddard School
Burwood Village Center	Glen Burnie, MD	100%	Baltimore-Columbia-Towson, MD	1971	105,834	98.3%	1,765	16.68	Food Lion	CVS; Dollar General
Collington Plaza	Bowie, MD	100%	Washington-Arlington-Alexandria, DC-VA-MD-WV	1996	121,955	94.6%	2,314	18.97	Giant	N/A
LaPlata Plaza	La Plata, MD	100%	Washington-Arlington-Alexandria, DC-VA-MD-WV	2007	123,760	100.0%	2,625	21.21	Safeway	Petco
Rosewick Crossing	La Plata, MD	100%	Washington-Arlington-Alexandria, DC-VA-MD-WV	2008	115,972	96.8%	2,282	19.68	Giant	N/A
Bear Creek Plaza	Petoskey, MI	100%	Saginaw, MI	1998 / 2009	311,920	100.0%	$2,058	$6.60	Walmart	Goodwill; HomeGoods; Jo-Ann Fabric; Marshalls; Office Max
Cherry Hill Marketplace	Westland, MI	100%	Detroit-Warren-Dearborn, MI	1992 / 2000	120,568	92.5%	1,366	11.33	Kroger	Ace Hardware; CVS
Livonia Plaza	Livonia, MI	100%	Detroit-Warren-Dearborn, MI	1988	137,391	90.7%	1,494	10.87	Kroger	T.J.Maxx
Milan Plaza	Milan, MI	100%	Ann Arbor, MI	1960 / 1975	61,357	100.0%	353	5.75	Kroger	Ace Hardware
Orchard Square	Washington Township, MI	100%	Detroit-Warren-Dearborn, MI	1999	92,450	96.0%	1,166	12.61	Kroger	N/A
12 West Marketplace	Litchfield, MN	100%	Minneapolis-St. Paul-Bloomington, MN-WI	1989	82,911	95.6%	340	4.10	Econofoods	Running's Farm and Fleet
Albertville Crossing	Albertville, MN	14%	Minneapolis-St. Paul-Bloomington, MN-WI	2002	99,013	94.9%	1,228	12.40	Coborn's	N/A
Cahill Plaza	Inver Grove Heights, MN	100%	Minneapolis-St. Paul-Bloomington, MN-WI	1995	69,000	97.0%	649	9.41	Cub Foods	N/A
Crossroads of Shakopee	Shakopee, MN	100%	Minneapolis-St. Paul-Bloomington, MN-WI	1998	140,949	98.2%	2,011	14.27	Cub Foods	N/A
Hastings Marketplace	Hastings, MN	100%	Minneapolis-St. Paul-Bloomington, MN-WI	2002	97,535	100.0%	1,266	12.98	Cub Foods	N/A

Property Name	Location	Ownership Percentage	MSA	Year Constructed/ Renovated	GLA	% Leased	ABR	ABR PSF	Grocery Anchor	Additional Anchors
New Prague Commons	New Prague, MN	100%	Minneapolis-St. Paul-Bloomington, MN-WI	2008	68,615	100.0%	1,057	15.40	Coborn's	N/A
Normandale Village	Bloomington, MN	100%	Minneapolis-St. Paul-Bloomington, MN-WI	1973	140,400	92.7%	1,561	11.12	Lunds & Byerlys	Ace Hardware
Northstar Marketplace	Ramsey, MN	100%	Minneapolis-St. Paul-Bloomington, MN-WI	2004	96,356	98.9%	1,488	15.44	Coborn's	N/A
Savage Town Square	Savage, MN	100%	Minneapolis-St. Paul-Bloomington, MN-WI	2003	87,181	98.6%	1,234	14.15	Cub Foods	N/A
Waterford Park Plaza	Plymouth, MN	100%	Minneapolis-St. Paul-Bloomington, MN-WI	1989	127,572	97.7%	1,514	11.87	Cub Foods	Tuesday Morning
West Village Center	Chanhassen, MN	100%	Minneapolis-St. Paul-Bloomington, MN-WI	1994	142,724	92.3%	2,018	14.14	Lunds & Byerlys	OfficeMax
South Oaks Plaza	St. Louis, MO	100%	St. Louis, MO-IL	1969 / 1987	112,300	100.0%	661	5.89	Schnucks	Michaels; Walgreens
Southfield Center	St. Louis, MO	100%	St. Louis, MO-IL	1987	109,397	97.4%	1,612	14.74	Schnucks	N/A
Chapel Hill North Center	Chapel Hill, NC	100%	Durham-Chapel Hill, NC	1998	96,290	92.5%	1,373	14.26	Harris Teeter	N/A
Crossroads Plaza	Asheboro, NC	100%	Greensboro-High Point, NC	1984	51,440	91.5%	$342	$6.65	Food Lion	N/A
Cureton Town Center	Waxhaw, NC	100%	Charlotte-Concord-Gastonia, NC-SC	2006	95,577	100.0%	1,867	19.53	Harris Teeter	N/A
Edgecombe Square	Tarboro, NC	100%	Rocky Mount, NC	1990	81,070	89.6%	346	4.27	Food Lion	Farmers Home Furniture
Harrison Pointe	Cary, NC	14%	Raleigh, NC	2002	137,847	100.0%	2,080	15.09	Harris Teeter	Staples
Lumina Commons	Wilmington, NC	100%	Wilmington, NC	1974 / 2007	80,772	84.3%	946	11.71	Harris Teeter	N/A
Northside Plaza	Clinton, NC	100%	Fayetteville, NC	1982	77,085	89.0%	523	6.78	Food Lion	Farmers Home Furniture
The Shoppes at Ardrey Kell	Charlotte, NC	14%	Charlotte-Concord-Gastonia, NC-SC	2008	82,119	100.0%	1,370	16.68	Harris Teeter	N/A
Tramway Crossing	Sanford, NC	100%	Sanford, NC Micropolitan	1996	62,382	100.0%	691	11.08	Food Lion	N/A
Windsor Center	Dallas, NC	100%	Charlotte-Concord-Gastonia, NC-SC	1974 / 1996	80,540	78.0%	592	7.35	N/A	CVS; Southern States Cooperative
Plaza 23	Pompton Plains, NJ	100%	New York-Newark-Jersey City, NY-NJ-PA	1963 / 1997	161,035	98.9%	3,785	23.50	Super Stop & Shop	HomeGoods; T.J.Maxx
Upper Deerfield Plaza	Bridgeton, NJ	100%	Vineland-Bridgeton, NJ	1977 / 1994	115,300	95.2%	952	8.26	Aldi	Dollar Tree; Ollie's Bargain Outlet; Tractor Supply
Coronado Center	Santa Fe, NM	100%	Santa Fe, NM	1964	116,048	96.3%	1,749	15.07	Trader Joe's	Dollar Tree; Furr's Family Dining; New Mexico Bike N Sport; Party City
Pavilions at San Mateo	Albuquerque, NM	100%	Albuquerque, NM	1997	148,788	93.7%	2,189	14.71	Walmart Neighborhood Market	Boofys Best for Pets; Dollar Tree; Old Navy; Shoe Dept.

Property Name	Location	Ownership Percentage	MSA	Year Constructed/ Renovated	GLA	% Leased	ABR	ABR PSF	Grocery Anchor	Additional Anchors
Plaza Farmington	Farmington, NM	100%	Farmington, NM	2004	139,063	100.0%	1,416	10.18	Safeway	Best Buy; Petco; T.J.Maxx
Green Valley Plaza	Henderson, NV	100%	Las Vegas-Henderson-Paradise, NV	1978 / 1982	89,332	97.5%	1,726	19.32	Trader Joe's	Big 5 Sporting Goods; Dollar Tree
Southwest Marketplace	Las Vegas, NV	100%	Las Vegas-Henderson-Paradise, NV	2008	127,852	99.1%	2,573	20.12	Smith's	N/A
University Plaza	Amherst, NY	100%	Buffalo-Cheektowaga-Niagara Falls, NY	1980 / 1999	163,388	97.9%	1,729	10.58	Tops Market	Amherst Theatre; DaVita Dialysis; Napa Auto Parts
Beavercreek Towne Center	Beavercreek, OH	100%	Dayton, OH	1994	360,797	95.6%	3,272	9.07	Fresh Thyme	Ashley Furniture HomeStore; Jo-Ann Fabric; Kohl's; Lowe's; Shoe Carnival; T.J.Maxx
East Side Square	Springfield, OH	100%	Springfield, OH	2007	8,400	75.0%	121	14.40	N/A	N/A
Fairfield Crossing	Beavercreek, OH	100%	Dayton, OH	1994	71,170	100.0%	$1,366	$19.19	Walmart (shadow)	Office Depot; Pet Supplies Plus
Fairlawn Town Centre	Fairlawn, OH	100%	Akron, OH	1962 / 1996	333,800	95.4%	4,214	12.62	Giant Eagle; Marc's	Ashley Furniture HomeStore; Chuck E. Cheese; HomeGoods; Lucky Shoes; Pet Supplies Plus; U.S. Post Office
Flag City Station	Findlay, OH	100%	Findlay, OH Micropolitan	1992	250,449	100.0%	1,444	5.77	Walmart	PetSmart; T.J. Maxx
Forest Park Square	Cincinnati, OH	100%	Cincinnati, OH-KY-IN	1988	92,824	95.5%	915	9.86	Kroger	N/A
Georgesville Square	Columbus, OH	14%	Columbus, OH	1996	270,045	98.1%	2,329	8.62	Kroger	Lowe's
Glenwood Crossing	Cincinnati, OH	100%	Cincinnati, OH-KY-IN	1999	101,021	100.0%	719	7.12	Kroger	Dollar Tree
Goshen Station	Goshen, OH	100%	Cincinnati, OH-KY-IN	1973 / 2003	53,802	100.0%	579	10.76	Kroger	N/A
Hartville Centre	Hartville, OH	100%	Canton-Massillon, OH	1988 / 2008	108,412	91.9%	1,173	10.82	Giant Eagle	N/A
Harvest Plaza	Akron, OH	100%	Akron, OH	1974 / 2000	75,866	97.4%	748	9.86	Giant Eagle	N/A
Hoke Crossing	Clayton, OH	100%	Dayton, OH	2006	8,600	100.0%	177	20.58	Walmart (shadow)	N/A
Lakewood City Center	Lakewood, OH	100%	Cleveland-Elyria, OH	1991	67,280	98.6%	1,074	15.96	Marc's	Pet Supplies Plus
Landen Square	Maineville, OH	100%	Cincinnati, OH-KY-IN	1981 / 2003	68,190	100.0%	547	8.02	Kroger (shadow)	Countryside YMCA
Monfort Heights	Cincinnati, OH	100%	Cincinnati, OH-KY-IN	1987	54,920	100.0%	478	8.70	Kroger	N/A
Sheffield Crossing	Sheffield Village, OH	100%	Cleveland-Elyria, OH	1989	113,688	93.9%	1,432	12.60	Giant Eagle	N/A
Shoregate Town Center	Willowick, OH	100%	Cleveland-Elyria, OH	1958 / 2005	265,742	82.7%	1,766	6.65	Giant Eagle; Marc's	Ace Hardware; Dollar General; Pet Supplies Plus; Planet Fitness

Property Name	Location	Ownership Percentage	MSA	Year Constructed/ Renovated	GLA	% Leased	ABR	ABR PSF	Grocery Anchor	Additional Anchors
Sidney Towne Center	Sidney, OH	100%	Sidney, OH Micropolitan	1981 / 2007	114,776	100.0%	551	4.80	Kroger	N/A
Snow View Plaza	Parma, OH	100%	Cleveland-Elyria, OH	1981	100,460	96.2%	1,286	12.80	Giant Eagle	Kumo Japanese
Southern Hills Crossing	Kettering, OH	100%	Dayton, OH	2002	10,000	100.0%	256	25.60	Walmart (shadow)	N/A
Southgate Center	Heath, OH	100%	Columbus, OH	1960 / 1997	212,180	91.9%	2,071	9.76	Giant Eagle	Dunham's Sports; Licking County Humane Society; Petco
Sulphur Grove	Huber Heights, OH	100%	Dayton, OH	2004	19,570	87.2%	265	13.54	Walmart (shadow)	N/A
Town & Country Center	Hamilton, OH	100%	Cincinnati, OH-KY-IN	1950	79,896	100.0%	563	7.05	N/A	AutoZone; Bargain Hunt; Variety Surplus
Trader Joe's Center	Dublin, OH	100%	Columbus, OH	1986	75,859	98.2%	1,255	16.54	Trader Joe's	N/A
East Burnside Plaza	Portland, OR	100%	Portland-Vancouver-Hillsboro, OR-WA	1955 / 1999	38,363	97.2%	$716	$18.66	Quality Food Centers	N/A
Highland Fair	Gresham, OR	100%	Portland-Vancouver-Hillsboro, OR-WA	1984 / 1999	72,195	95.3%	916	12.69	Safeway	N/A
Hilfiker Shopping Center	Salem, OR	100%	Salem, OR	1984 / 2011	38,558	100.0%	708	18.36	Trader Joe's	Petco
Powell Villa	Portland, OR	100%	Portland-Vancouver-Hillsboro, OR-WA	1959 / 1991	59,660	92.1%	568	9.52	City Maxx Grocery	Ace Hardware; Dollar Tree
Sunset Shopping Center	Corvallis, OR	100%	Corvallis, OR	1998	164,796	98.3%	2,280	13.84	Safeway	BI-MART; The Car Pool Car Wash
Edgewood Towne Center	Edgewood, PA	100%	Pittsburgh, PA	1990	342,085	92.8%	3,785	11.06	Giant Eagle	Aaron's; BioLife Plasma Services; Citi Trends; Planet Fitness; Scene 75
Fairview Plaza	New Cumberland, PA	100%	York-Hanover, PA	1992 / 1999	71,979	97.8%	930	12.92	Giant Food Stores	N/A
Northtowne Square	Gibsonia, PA	14%	Pittsburgh, PA	1993	113,372	100.0%	1,035	9.13	Giant Eagle	N/A
Orchard Plaza	Altoona, PA	100%	Altoona, PA	1987	83,438	79.6%	480	5.75	N/A	Big Lots
Palmer Town Center	Easton, PA	100%	Allentown-Bethlehem-Easton, PA-NJ	2005	153,085	97.9%	2,619	17.11	Giant Food Stores	Marshalls
Townfair Center	Indiana, PA	100%	Indiana, PA Micropolitan	1995 / 2010	218,610	99.1%	2,051	9.38	Giant Eagle	Lowe's; Michaels
Yorktown Centre	Millcreek Township, PA	100%	Erie, PA	1989 / 2013	201,409	98.5%	2,040	10.13	Giant Eagle	A Bridge to Independence; Saint Vincent Hospital
Barnwell Plaza	Barnwell, SC	100%	Columbia, SC	1985	73,612	3.8%	23	0.31	N/A	N/A
Centerpoint	Easley, SC	100%	Greenville-Anderson-Mauldin, SC	2002	72,287	100.0%	886	12.26	Publix	N/A

Property Name	Location	Ownership Percentage	MSA	Year Constructed/ Renovated	GLA	% Leased	ABR	ABR PSF	Grocery Anchor	Additional Anchors
East Pointe Plaza	Columbia, SC	100%	Columbia, SC	1990	278,687	89.3%	1,181	4.24	N/A	Citi Trends; Harbor Freight Tools; Ollie's Bargain Outlet; Planet Fitness; Southeastern Salvage Home Emporium; Surplus Warehouse
Hampton Village	Taylors, SC	100%	Greenville-Anderson-Mauldin, SC	1959 / 1998	129,188	98.8%	1,622	12.56	Publix	Burkes Outlet
Murray Landing	Columbia, SC	100%	Columbia, SC	2003	68,798	100.0%	1,021	14.84	Publix	N/A
North Pointe Plaza	North Charleston, SC	100%	Charleston-North Charleston, SC	1996	373,520	89.5%	2,158	5.78	Walmart	Atlantic Bedding & Furniture; Dollar Tree; Petco; Rooms To Go Kids
Palmetto Pavilion	North Charleston, SC	100%	Charleston-North Charleston, SC	2003	66,428	100.0%	963	14.50	Publix	N/A
Stockbridge Commons	Fort Mill, SC	14%	Charlotte-Concord-Gastonia, NC-SC	2003 / 2012	99,473	100.0%	$1,654	$16.63	Harris Teeter	N/A
Summerville Galleria	Summerville, SC	100%	Charleston-North Charleston, SC	1989 / 2003	106,390	95.5%	1,257	11.82	Food Lion	N/A
The Fresh Market Commons	Pawleys Island, SC	100%	Georgetown, SC Micropolitan	2011	32,325	100.0%	653	20.20	The Fresh Market	N/A
Western Square Shopping Center	Laurens, SC	100%	Greenville-Anderson-Mauldin, SC	1978 / 1991	86,764	79.2%	372	4.29	BI-LO	N/A
Hamilton Village	Chattanooga, TN	100%	Chattanooga, TN-GA	1989	429,325	88.9%	2,829	6.59	Aldi; Walmart	Big Lots; Boot Barn; Jo-Ann Fabric; Urban Air Adventure Park
Hickory Plaza	Nashville, TN	100%	Nashville-Davidson-Murfreesboro-Franklin, TN	1974 / 1986	72,136	100.0%	849	11.77	Kroger	N/A
Lynnwood Place	Jackson, TN	100%	Jackson, TN	1986 / 2013	96,666	83.3%	767	7.93	Kroger	N/A
Portland Village	Portland, TN	100%	Nashville-Davidson-Murfreesboro-Franklin, TN	1984	80,650	98.4%	719	8.92	Cash Saver	Family Dollar; Planet Fitness
Willowbrook Commons	Nashville, TN	100%	Nashville-Davidson-Murfreesboro-Franklin, TN	2005	93,600	100.0%	919	9.82	Kroger	N/A
Cinco Ranch at Market Center	Katy, TX	100%	Houston-The Woodlands-Sugar Land, TX	2007 / 2008	97,762	100.0%	1,779	18.20	N/A	HomeGoods; Michaels; Office Max
Commerce Square	Brownwood, TX	100%	Brownwood, TX Micropolitan	1969 / 2007	163,337	79.4%	866	5.30	Aldi	Burke's Outlet; Firestone; Harbor Freight
Coppell Market Center	Coppell, TX	100%	Dallas-Fort Worth-Arlington, TX	2008	90,225	98.6%	1,427	15.82	Market Street United	N/A
Hickory Creek Plaza	Denton, TX	100%	Dallas-Fort Worth-Arlington, TX	2007	28,134	91.0%	930	33.06	Kroger (shadow)	N/A

Property Name	Location	Ownership Percentage	MSA	Year Constructed/ Renovated	GLA	% Leased	ABR	ABR PSF	Grocery Anchor	Additional Anchors
Kirkwood Market Place	Houston, TX	100%	Houston-The Woodlands-Sugar Land, TX	1979 / 2008	80,220	94.8%	1,424	17.75	Sprouts Farmers Market	N/A
Kleinwood Center	Spring, TX	100%	Houston-The Woodlands-Sugar Land, TX	2003	152,900	98.2%	3,124	20.43	H-E-B	N/A
Mansfield Market Center	Mansfield, TX	100%	Dallas-Fort Worth-Arlington, TX	2015	55,400	93.7%	1,261	22.76	Sprouts Farmers Market	N/A
Mayfair Village	Hurst, TX	100%	Dallas-Fort Worth-Arlington, TX	1981 / 2004	224,599	81.4%	1,884	8.39	Tom Thumb	Burkes Outlet; Planet Fitness
McKinney Market Street	Mckinney, TX	100%	Dallas-Fort Worth-Arlington, TX	2003	96,830	98.5%	1,956	20.20	Market Street United	N/A
Murphy Marketplace	Murphy, TX	100%	Dallas-Fort Worth-Arlington, TX	2008 / 2015	218,568	95.4%	4,505	20.61	Sprouts Farmers Market	24 Hour Fitness; Michaels
Northpark Village	Lubbock, TX	100%	Lubbock, TX	1990	70,479	97.6%	$710	$10.07	United Supermarkets	N/A
Plano Market Street	Plano, TX	100%	Dallas-Fort Worth-Arlington, TX	2009	166,978	84.1%	3,042	18.22	Market Street United	Toni & Guy Academy
Quail Valley Shopping Center	Missouri City, TX	100%	Houston-The Woodlands-Sugar Land, TX	1983	118,432	95.8%	885	7.47	Cox's Foodarama	Dollar Tree; XL Parts
Seville Commons	Arlington, TX	100%	Dallas-Fort Worth-Arlington, TX	1987	112,596	95.9%	1,464	13.00	Walmart Neighborhood Market	N/A
Spring Cypress Village	Houston, TX	100%	Houston-The Woodlands-Sugar Land, TX	1982 / 2007	102,758	93.6%	1,769	17.22	Sprouts Farmers Market	Lumiere Nail Studios & Salon Park; Spec's Liquor
Stone Gate Plaza	Crowley, TX	100%	Dallas-Fort Worth-Arlington, TX	2003	90,675	100.0%	1,057	11.66	Kroger	N/A
Suntree Square	Southlake, TX	100%	Dallas-Fort Worth-Arlington, TX	2000	99,269	98.0%	1,427	14.38	Tom Thumb	N/A
Towne Crossing Shopping Center	Mesquite, TX	100%	Dallas-Fort Worth-Arlington, TX	1984	165,419	95.4%	1,750	10.58	Kroger	Citi Trends; CSL Plasma; Factory 2 U; Kids Empire
Hillside - West	Hillside, UT	100%	Salt Lake City, UT	2006	14,550	100.0%	451	31.00	N/A	Walgreens
Ashburn Farm Market Center	Ashburn, VA	100%	Washington-Arlington-Alexandria, DC-VA-MD-WV	2000	91,905	100.0%	2,615	28.45	Giant	N/A
Ashland Junction	Ashland, VA	100%	Richmond, VA	1989	141,701	96.3%	876	6.18	Food Lion	Rose's Stores
Birdneck Shopping Center	Virginia Beach, VA	100%	Virginia Beach-Norfolk-Newport News, VA-NC	1987	65,554	100.0%	604	9.21	Food Lion	N/A
Courthouse Marketplace	Virginia Beach, VA	100%	Virginia Beach-Norfolk-Newport News, VA-NC	2005	106,863	100.0%	1,782	16.68	Harris Teeter	N/A
Dunlop Village	Colonial Heights, VA	100%	Richmond, VA	1987	77,315	91.7%	678	8.77	Food Lion	N/A
Lakeside Plaza	Salem, VA	100%	Roanoke, VA	1988	82,894	95.1%	895	10.80	Kroger	Napa Auto Parts
Nordan Shopping Center	Danville, VA	100%	Danville, VA Micropolitan	1961 / 2002	135,358	98.0%	943	6.97	Walmart Neighborhood Market	Big Lots; Dept. of Social Services; It's Fashion Metro; One Stop
Statler Square	Staunton, VA	100%	Staunton-Waynesboro, VA	1989	134,660	93.8%	1,166	8.66	Kroger	Petco; Staples

Property Name	Location	Ownership Percentage	MSA	Year Constructed/ Renovated	GLA	% Leased	ABR	ABR PSF	Grocery Anchor	Additional Anchors
Staunton Plaza	Staunton, VA	100%	Staunton-Waynesboro, VA	2006	80,266	100.0%	1,418	17.67	Martin's	N/A
Stonewall Plaza	Winchester, VA	100%	Winchester, VA-WV	2007	118,584	91.2%	2,313	19.51	Martin's	Dollar Tree
Village at Waterford	Midlothian, VA	100%	Richmond, VA	1991	78,611	100.0%	717	9.12	Food Lion	N/A
Waynesboro Plaza	Waynesboro, VA	100%	Staunton-Waynesboro, VA	2005	76,534	100.0%	1,348	17.61	Martin's	N/A
Winchester Gateway	Winchester, VA	100%	Winchester, VA-WV	2006	163,585	92.3%	2,806	17.15	Martin's	East Coast Gymnastics and Cheer
Claremont Village	Everett, WA	100%	Seattle-Tacoma-Bellevue, WA	1994 / 2012	86,497	100.0%	$1,415	$16.36	Quality Food Centers	Ace Hardware
The Orchards	Yakima, WA	100%	Yakima, WA	2002	83,911	97.6%	1,194	14.23	Rosauers Supermarkets	N/A
Fairacres Shopping Center	Oshkosh, WI	100%	Oshkosh-Neenah, WI	1992 / 2013	85,523	100.0%	962	11.25	Pick 'n Save	O-Town Iron
Franklin Centre	Franklin, WI	100%	Milwaukee-Waukesha-West Allis, WI	1994 / 2009	120,068	98.1%	1,065	8.87	Pick 'n Save	Galleria Furniture
Glenwood Crossings	Kenosha, WI	100%	Chicago-Naperville-Elgin, IL-IN-WI	1992	87,115	97.9%	1,054	12.10	Pick 'n Save	Dollar Tree
Greentree Centre	Racine, WI	100%	Racine, WI	1989 / 1994	82,141	96.6%	1,093	13.31	Pick 'n Save	N/A
Kohl's Onalaska	Onalaska, WI	100%	La Crosse-Onalaska, WI-MN	1992 / 1993	86,432	100.0%	581	6.72	N/A	Kohl's
Point Loomis	Milwaukee, WI	100%	Milwaukee-Waukesha-West Allis, WI	1965 / 1991	160,533	100.0%	840	5.23	Pick 'n Save	Kohl's
Village Center	Racine, WI	100%	Racine, WI	2002 / 2003	240,847	100.0%	2,712	11.26	Festival Foods	Kohl's; Ulta
Village Square of Delafield	Delafield, WI	100%	Milwaukee-Waukesha-West Allis, WI	2007	81,639	95.2%	1,206	14.77	Pick 'n Save	N/A
Total					33,748,738	94.9%	$419,551	$13.11

Competition
Our business is inherently competitive. We believe that the competition is highly fragmented. We are subject to considerable competition in seeking shopping centers to acquire and in attracting and retaining Neighbors in our shopping centers. We compete with institutional investors and other REITs, as well as local, regional, and national owner-operators for property acquisitions. We compete with other properties including malls, lifestyle centers, power centers, community centers, neighborhood centers, free-standing retail, and main street retail in attracting new Neighbors and retaining existing Neighbors when their leases expire. The competition for Neighbors varies depending on the characteristics of each property.
We believe that the principal competitive factors in attracting and retaining Neighbors are the quality of the grocery anchor, location, trade area demographics, tenant mix, physical condition of the shopping center, and occupancy cost. These factors combine to determine the level of occupancy and rental rates that we are able to achieve at our properties. To remain competitive, we evaluate all of the factors affecting our shopping centers and modify them as appropriate. We believe that the quality of our omni-channel grocery-anchored shopping centers enables us to compete effectively for Neighbors. We believe that we maintain a competitive position in the acquisition market due to our track record and reputation.
Human Capital
As of March 31, 2021, we had approximately 300 associates located in 20 states across the country, with concentrations in our corporate offices in Cincinnati, Ohio; Park City, Utah; and Atlanta, Georgia. Approximately 52% of our workforce is female and 48% is male. Our leadership team (Vice President and above) is 21% female and 79% male, while manager roles and above are approximately 42% female and 58% male. Our annual turnover for the period April 1, 2020 through March 31, 2021 was 17%, with voluntary turnover being 10%. Turnover for the same period amongst the leadership team was only 9%.
Our human capital objectives include, as applicable, identifying, recruiting, retaining, developing, incentivizing, and integrating our existing and prospective associates. We provide associates with competitive salaries, bonuses, incentives, and opportunities for equity ownership. One unique aspect of our compensation philosophy is that each associate in the organization, regardless of level or tenure, has the opportunity for equity grants on an annual basis. Upon vesting, associates will receive actual shares of common stock, which we believe encourages our associates to think like owners of the Company.
Our 2020 all-associate engagement survey, which had an 89% participation rate, showed 84% overall engagement, and 91% of associates reported they felt proud to tell people where they work, compared to an 80% global average as reported by Qualtrics XM, while 93% of associates felt they could be successful at the Company. In 2020, we were named a top place to work by the Cincinnati Enquirer for the fourth year in a row. We also won special recognition each of the past four years, including being recognized for “clued-in senior management” in 2020.
While focusing on the development of associates has always been foundational to our culture, in 2014, the Company began a formal talent management process. Over the past seven years that process has evolved to include annual succession planning for all key leadership positions. During the talent management process, associates are asked to create development goals pertaining to their career growth in addition to their traditional annual performance goals for their current position. These development goals then serve as the basis for coaching discussions between managers and associates following annual talent management meetings. Managers are encouraged to create a continuous coaching environment with associates where they engage in regular discussions throughout the year on both current performance and development aspirations. The annual talent management process ensures our senior leadership team retains insight into the depth of talent throughout the organization and also has meaningful discussion around associate career development. Notable Company-wide programs have resulted from these talent discussions over the years including Executive Presence, Innovation Lab, Real Estate Operations Leadership Program, and annual top-box talent compensation benchmarking.
Our strong culture and commitment to inclusion is reinforced by two associate-led business resource groups: PECO MORE (Multicultural Opportunities, Resources & Education), and PECO NOW (Networking Opportunities for Women). PECO MORE is dedicated to furthering diversity and inclusion within the Company, the communities that we serve, and the commercial real estate industry. In June 2020, PECO MORE hosted “BEGIN” conversations, a series of 22 small group discussions, attended by approximately 50% of the workforce, designed to “begin” dialogue around diversity, inclusion, and equity. PECO MORE’s programming has focused on providing education, raising awareness, and hosting events around Veterans Day, the Chinese New Year, Black History Month, Pride Month, and Women’s History Month.
PECO NOW (Networking Opportunities for Women) is an associate-led group whose mission is to provide leadership opportunities to women at the Company through advocacy, support, scholarship, and development subcommittees. Created by our female executives in 2014 to place an emphasis on developing and advancing more women into leadership roles, PECO NOW has experienced a high degree of participation from both men and women within the organization and has made a significant impact on the Company. Prior to PECO NOW’s inception, nearly 50% of the Company was made up of women, but the ratio was much smaller in the upper echelons with three women in Vice President or Senior Vice President roles. Since then, those numbers have tripled, with nine women in Vice President and Senior Vice President positions; three women in the C-Suite, including the Company’s General Counsel, Chief Accounting Officer and Chief Marketing Officer; and two women on the Board.
The PECO acronym – Pride, Energy, Connection, and Opportunity – outlines our “cultural descriptors” which describe what our overall culture looks like. Pride in everything we do, pride in our people, and pride in our properties help us reach for our mission of creating great omni-channel grocery-anchored shopping experiences and improving our communities one shopping center at a time. The energy and enthusiasm we bring to work every day keeps us moving forward. Our connections with each other, our investors, our Neighbors, and our communities give us reason to keep pushing for that mission. We take advantage of opportunities – to learn, make an impact, connect – and that keeps our business growing. These are the things that define WHO we are. But HOW do we maintain that strong sense of pride, amazing energy, unique connections, and thirst for opportunity? We live our core values.
PECO’s core values of “Do the Right Thing”, “Always Keep Learning”, “Have Fun and Get It Done”, and “Think Big, Act Small” give us a roadmap for every decision we make and every obstacle we encounter. They are actionable guidelines for how we expect everyone on the team to behave and conduct business. When we live by these values, we create a culture of Pride, Energy, Connection, and Opportunity – and that culture is the one that will ultimately achieve our mission.
“Always Keep Learning” is one of our core values. We take great pride in having what we believe to be the best team in the business and put a great deal of effort into helping our associates continue to learn and grow. Developed in 2007, our unique PECO University is a focused professional enrichment program designed to provide educational opportunities for our associates. PECO’s success has relied on an exceptional level of in-house expertise in every discipline of the shopping center industry. PECO University creates opportunities for our associates to share their experience and knowledge with others who are eager to achieve their professional goals. PECO University’s educational offerings, once mostly in the form of classroom and experiential learning, have evolved with learners’ needs and today many of the educational offerings are virtual or online, on-demand sessions. Beginning in late 2020 and continuing into early 2021, we delivered one of our hallmark emerging leadership programs, Executive Presence, to adapt to the virtual environment, resulting in a comprehensive five-month learning journey for 20 associates.
We believe strongly in maintaining a culture of transparency and open communication. We promote this through a regular cadence of internal communications that encourage associate input, information sharing, and team building. The internal communications program includes: The Check-Out Lane bi-monthly internal newsletter, a comprehensive intranet site called PECONet, and Weekly Team News emails. Associates also have the opportunity to interact with, and ask questions of, the Company’s entire leadership team at monthly all-associate town hall meetings held in the offices and over Microsoft Teams Live (for associates working remotely). The internal communication program also works closely with the associate resource groups, human resources, and leadership teams to plan, facilitate and communicate a series of networking, team-building, educational, and fun events throughout the year, including events such as Leadership Week and Customer Service Week.
Each year, we sponsor an annual meeting that provides associates with the ability to hear directly from Company leadership about our performance, goals, and strategy. We host external speakers to facilitate discussions on relevant industry topics, and internal subject-matter experts lead educational roundtables. In February 2021, we held a week-long series of learning and development opportunities all centered around the common theme of creating connections and reinforcing our core values. Our associates were able to participate in interactive programs such as inclusion by design, tapping into the conscious and unconscious to influence behavior, and a facilitated presentation with the Company’s two newest Board members. The Company’s learning events provide associates with the information needed to understand how their roles and responsibilities directly impact the Company’s performance and growth.
We recognize the importance of the health, safety, and environmental well-being of our associates, and are committed to providing and maintaining a healthy work environment. Our “Beyond Benefits” wellness program focuses on our associates’ emotional, physical, and financial well-being. Together with an external partner, we offer a full wellness platform providing Health Savings Account incentive contributions for biometric screening results, preventive care, and activity-based items such as step counts, nutrition tracking, and workout activity minutes. To keep remote associates engaged over the past year, we held six wellness challenges where individuals and teams could earn incentive dollars for winning competitions that tracked steps, workout activity, and water consumption. Such efforts have facilitated a continued dedication to wellness and preventive care among our associates, and as a result, we were recognized by Healthiest Employers LLC as one of the “Healthiest Employers of Ohio” in 2020 and a Medical Mutual Pillar Award winner in 2021.
Corporate Responsibility
Being a responsible corporate citizen has always been integral to our strategy. Our approach has a particular emphasis on environmental stewardship, social responsibility, and corporate governance and compliance. We believe that our corporate responsibility initiatives are critical to our success, and we are focused on actions designed to have a long-term, positive impact for all stakeholders.
Social Responsibility
PECO’s culture is driven by our team’s connection to each other and the communities in which we live and work. Associate-led programs such as PECO MORE (Multicultural Opportunities, Resources, and Education), PECO NOW (Networking Opportunities for Women), and PECO Community Partnership give our team opportunities to effect positive change within our Company, our industry, and our communities. As a result of our commitment to our associates, PECO has been named a “Top Place to Work” by Enquirer Media (publisher of The Cincinnati Enquirer) for five straight years.
•PECO MORE is dedicated to furthering diversity and inclusion within PECO, the communities we serve, and the commercial real estate industry, and uses a multi-pronged approach including education and awareness, community and industry partnerships, internal engagement, recruiting, and metric-led accountability.
•PECO NOW, whose mission is to provide leadership opportunities to women at PECO through advocacy, support, scholarship, and development, is working to develop and spotlight women leaders in our industry. Since the group’s inception, the number of women in leadership at PECO has tripled. Currently we have nine women in roles at the VP level or higher - including three women in the C-Suite; we also have two women who are independent directors on our Board.
•PECO Community Partnership is dedicated to encouraging community involvement and connecting associates to causes important to them, providing associates at every level and in different locations with an opportunity to participate.
Environmental Stewardship
PECO is committed to becoming an industry leader in energy and water efficiency, alternative power sources, waste management, and other initiatives that will help us preserve and protect the environment.
Our ESG Team includes property management, construction, and risk management associates who are actively researching and implementing energy efficient and eco-friendly programs nationwide across our portfolio, with the full support and active involvement of our entire management team. Our team is focused on the rapid growth of multiple programs from water conservation to high-efficiency mechanical and electrical systems. The following is an overview of those projects and some of their results:
•PECO has installed approximately 12.9 million square feet of white reflective roofing, generating a reduction of 3.6 million kWh annually;
•since 2010, PECO has installed over 11,270 tons of high efficiency HVAC units (including replacement of less efficient legacy units), generating a reduction of 16.8 million kWh annually; and
•through 2019, our exterior lighting program at 195 shopping centers combined with the installation of 11,330 interior high efficiency T-8, T-5, and LED lights has reduced energy consumption by approximately 9.5 million kWh annually. The exterior lighting program reduced exterior lighting energy consumption by approximately 83% at the shopping centers in the program.
These initiatives reflect the initial programs that our Green Options Team has spearheaded, with the team now focused on a variety of additional programs to further reduce PECO’s energy consumption and environmental impact, including:
•expanding PECO’s third-party solar energy program to provide Neighbors with an alternative energy source that is more efficient and less expensive;
•utilizing LED technology in pylon signage, parking lot and building lighting, and other shared areas;
•providing all associates with ESG training and the application of effective green technologies;
•continued expansion of the electric vehicle charging station infrastructure; and
•use of artificial intelligence technology for property inspections.
Corporate Governance & Compliance
PECO has an established commitment to conducting business with integrity. One of our core values is: “Do the Right Thing”. This core value is embedded in our culture and reflected in our commitment to conducting all of our activities in accordance with the highest ethical standards and in compliance with all legal and regulatory requirements.
Our commitment to doing the right thing means that we aspire to conduct business the right way, which entails preventing, detecting and addressing potential ethical and legal violations. We have a number of tools to assist our associates to ensure that their behavior and actions are reflective of PECO’s values.
PECO seeks to implement best practices in corporate governance. PECO operates under the direction of a board of directors which has oversight responsibility for PECO’s operations. Our Board is comprised of eight total members with seven serving independently. The Board has adopted a Code of Business Conduct and Ethics which provides guidelines for ethical conduct for our associates, officers and directors. All our associates and officers are required to complete training on our Code of Business Conduct and Ethics, as well as our Insider Trading Policy.
For more information on our corporate governance profile, see "Management – Corporate Governance Profile."
Corporate Responsibility Report
We issue an annual corporate social responsibility report which details our initiatives across various categories including environmental responsibility, community involvement, diversity and inclusion, and associate engagement. The report is available is available on our website. Our 2019 report has been prepared in accordance with the GRI Standards Core option. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus.
GRESB Participation
PECO participates in the GRESB (Global Real Estate Sustainability Benchmark) Real Estate Assessment, which is an investor-driven global ESG benchmark and reporting framework utilized by many of our publicly traded REIT peers. Our 2020 GRESB score will be available later this year.
Principal Executive Offices
Our corporate headquarters, located at 11501 Northlake Drive, Cincinnati, Ohio 45249, is where we conduct the majority of our management, leasing, construction, and investment activities, as well as administrative functions such as accounting and finance. Additionally, we maintain two regional offices located in Atlanta, Georgia and Park City, Utah.
Government Regulation
Compliance with various governmental regulations has an impact on our business, including our capital expenditures, earnings, and competitive position. The impact of these governmental regulations can be material to our business. We incur costs to monitor and take action to comply with governmental regulations that are applicable to our business, which include, among others: federal securities laws and regulations; REIT and other tax laws and regulations; environmental, health, and safety laws and regulations; local zoning, usage and other regulations relating to real property; and the Americans with Disabilities Act of 1990, as amended, or ADA. See “Risk Factors” located within this prospectus for a discussion of material risks to us (including those, to the extent material to our competitive position, relating to governmental regulations) and see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” located within this prospectus, together with our consolidated financial statements and accompanying footnotes, for a discussion of material information relevant to an assessment of our financial condition and results of operations (including, to the extent material, the effects that compliance with governmental regulations may have upon our capital expenditures and earnings).

Legal Proceedings
From time to time, we are party to legal proceedings, which arise in the ordinary course of our business. We are not currently involved in any legal proceedings for which we are not covered by our liability insurance or the outcome is reasonably likely to have a material impact on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

MANAGEMENT
Directors
Currently, our Board consists of eight directors. Seven of our eight directors and all of the members of the Audit Committee and the Compensation Committee are “independent” as defined by the rules of Nasdaq. The Nasdaq independence standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, the Board must affirmatively determine that a director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that each of our non-employee directors is “independent” as defined by Nasdaq.
Our directors are elected annually by our stockholders to serve until the next annual meeting or until their successors are duly elected and qualify. The next annual meeting of our stockholders after this offering will be held in 2022. Our officers serve at the discretion of our Board.
Below is certain information about our current directors serving on the Board as of the date hereof:

Jeffrey S. Edison Chairman Director Since 2009 Age 61
Mr. Edison has served as our Chairman of the Board and Chief Executive Officer since December 2009 and also served as President from October 2017 to August 2019. Mr. Edison also served as Chairman of the Board and Chief Executive Officer of REIT III, Inc., or REIT III, from April 2016 through the date it merged with PECO in October 2019, and served as Chairman of the Board and Chief Executive Officer of Phillips Edison Grocery Center REIT II, Inc., or REIT II, from 2013 through the date it merged with PECO in November 2018. Mr. Edison co-founded Phillips Edison Limited Partnership, or PELP, and has served as a principal of it since 1995. Before founding Phillips Edison, Mr. Edison was a senior vice president from 1993 until 1995 and was a vice president from 1991 until 1993 at Nations Bank’s South Charles Realty Corporation. Mr. Edison was employed by Morgan Stanley Realty Incorporated from 1987 until 1990, and was employed by The Taubman Company from 1984 to 1987. Mr. Edison holds a Bachelor of Arts in mathematics and economics from Colgate University and a Master of Business Administration from Harvard University.

Among the most important factors that led to the Board’s recommendation that Mr. Edison serve as a director are his leadership skills, integrity, judgment, knowledge of PECO, his experience as a director and chief executive officer of PECO, REIT II, and REIT III, and his commercial real estate expertise.

Leslie T. Chao Lead Independent Director Director Since 2010 Age 64
Mr. Chao has served as a director since July 2010 and as Lead Independent Director since November 2017. He retired in 2008 as Chief Executive Officer of Chelsea Property Group, Inc., an NYSE listed shopping center REIT with operations in the United States, Asia and Mexico (now part of Simon Property Group, NYSE: SPG), previously serving as President and Chief Financial Officer. He has been a board member of London-based Value Retail PLC since 2009; and a co-founder and chairman of entities comprising Value Retail China, a privately-held owner/developer of retail properties, since 2012. From 2005 to 2008 he was an inaugural member of the board of Link REIT, the first publicly-listed and largest REIT in Hong Kong. Earlier in his career, Mr. Chao was with Manufacturers Hanover Corporation (now part of JPMorgan Chase & Co.), ending in 1987 as a Vice President in the bank holding company treasury group. He received an MBA from Columbia University and an AB from Dartmouth College, where he is a member of the President’s Leadership Council and the advisory board of the Hopkins Center for the Arts. He is based in New York City.

Among the most important factors that led to the Board’s recommendation that Mr. Chao serve as a director are his extensive domestic and international commercial real estate expertise, accounting and financial management expertise, public company director experience, integrity, judgment, leadership skills, and independence from management and our affiliates.

Elizabeth O. Fischer Director Since 2019 Age 61
Ms. Fischer joined Goldman Sachs & Co. LLC in 1998 and most recently served as Managing Director of the Bank Debt Portfolio Group from 2010 until her retirement in May 2019, where she managed Leveraged Finance led syndicated loans. She also served four years as co-head of Goldman Sachs’ firm-wide Women’s Network for the Americas. Prior to joining Goldman Sachs, she held various positions in the leveraged finance, syndications, and risk management group at the Canadian Imperial Bank of Commerce (CIBC). Ms. Fischer began her career at KPMG LLP. She holds a Bachelor of Arts from Colgate University and a Master of Business Administration from New York University.
Among the most important factors that led to the Board’s recommendation that Ms. Fischer serve as a director are her financial and investment expertise, leadership skills, integrity, judgment, and independence from management and our affiliates.

Paul J. Massey, Jr. Director Since 2010 Age 61
Mr. Massey began his career in 1983 at Coldwell Banker Commercial Real Estate Services, now CBRE, in Midtown Manhattan, first as the head of the market research department, and next as an investment sales broker. Together with partner Robert A. Knakal, he founded Massey Knakal Realty Services, which became New York City’s largest investment property sales brokerage firm, of which Mr. Massey served as Chief Executive Officer. With 250 sales professionals serving more than 200,000 property owners, Massey Knakal Realty Services was ranked as New York City’s #1 property sales company in transaction volume by the CoStar Group, a national, independent real estate analytics provider. With more than $4.0 billion in annual sales, Massey Knakal was also ranked as one of the nation’s largest privately-owned real estate brokerage firms. On December 31, 2014, Massey Knakal was sold to global commercial real estate firm Cushman & Wakefield, Inc., for which Mr. Massey served as President - New York Investment Sales through April 2018. In July 2018, Mr. Massey founded B6 Real Estate Advisors, a real estate brokerage firm in New York City, and currently serves as its Chief Executive Officer. In 2007, Mr. Massey was the recipient of the Real Estate Board of New York’s, or REBNY, prestigious Louis B. Smadbeck Broker Recognition Award. Mr. Massey also serves as Chair for REBNY’s Ethics and Business Practice Subcommittee, was a director on the Commercial Board of Directors of REBNY, is Chairman of the Board of Trustees of the Roxbury Latin School, and serves as a chair or member of numerous other committees. He served as a director of Phillips Edison Grocery Center REIT II, Inc. from July 2014 to August 2017. Mr. Massey holds a Bachelor of Arts in economics from Colgate University.
Among the most important factors that led to the Board’s recommendation that Mr. Massey serve as a director are his integrity, judgment, leadership skills, extensive commercial real estate expertise, familiarity with our company, and independence from management and our affiliates.

Stephen R. Quazzo Director Since 2013 Age 61
Mr. Quazzo is co-founder and Chief Executive Officer of Pearlmark Real Estate, L.L.C. From 1991 to 1996, Mr. Quazzo served as President of Equity Institutional Investors, Inc., a subsidiary of investor Sam Zell’s private holding company, Equity Group Investments, Inc. Mr. Quazzo was responsible for raising equity capital and performing various portfolio management services in connection with the firm’s real estate investments, including institutional opportunity funds and public REITs. Prior to joining the Zell organization, Mr. Quazzo was in the Real Estate Department of Goldman, Sachs & Co., where he was a vice president responsible for the firm’s real estate investment banking activities in the Midwest. Mr. Quazzo holds a Bachelor of Arts and a Master of Business Administration from Harvard University, where he has served as a Director of the Alumni Association for the college and as a member of the Board of Dean’s Advisors for the business school. He is a Trustee of the Urban Land Institute, or ULI, Trustee and immediate past Chair of the ULI Foundation, a member of the Pension Real Estate Association, and a licensed real estate broker in Illinois. In addition, Mr. Quazzo currently serves a director of Marriott Vacations Worldwide (NYSE: VAC) and previously served as a director of ILG, Inc. (Nasdaq: ILG) until September 2018 and Starwood Hotels & Resorts Worldwide, Inc. (NYSE: HOT) until September 2016. He also sits on a number of non-profit boards, including Rush University Medical Center, the Chicago Symphony Orchestra Endowment, the Chicago Parks Foundation, and Deerfield Academy.
Among the most important factors that led to the Board’s recommendation that Mr. Quazzo serve as a director are his commercial real estate expertise, investment management expertise, public company director experience, leadership skills, integrity, judgment, and independence from management and our affiliates.

Jane E. Silfen Director Since 2019 Age 36
Ms. Silfen is the founder and owner of Mayfair Advisors LLC, which was founded in 2019 to advise clients on sustainability and clean technology investment opportunities. Since 2015, she also has served as Vice President at Mayfair Management Co., Inc., a New York City-based family office, where she is responsible for overseeing and making public and private investments. In February of 2021, Ms. Silfen was named interim CFO of Genera Energy Inc., a sustainable packaging company. Ms. Silfen began her career in investment banking at Goldman Sachs and later served as Vice President at Encourage Capital, LLC. She holds a Bachelor of Arts from the University of Pennsylvania and a Master in Public Policy and Master of Business Administration from Harvard University.
Among the most important factors that led to the Board’s recommendation that Ms. Silfen serve as a director are her investment experience, clean technology and sustainability expertise, integrity, judgment, and independence from management and our affiliates.

John A. Strong Director Since 2018 Age 60
Since July 2010, Dr. Strong has served as Chairman and Chief Executive Officer of Bankers Financial Corporation, a diversified financial services company for outsourcing solutions for claims, policy and flood products for insurers; insurance tracking for lenders; human resources solutions for small business; warranties for consumer electronics and new homes; insurance and maintenance services for properties, businesses and builders; and surety bonds for bail. From 2005 to 2010, he served as the President and Managing Partner of Greensboro Radiology. Since 2007, Dr. Strong has served as a board member of Bankers Financial Corporation. He previously served as a director of Phillips Edison Grocery Center REIT II, Inc. from May 2017 to November 2018 when it merged into PECO. Dr. Strong holds a Bachelor of Science in mathematics from Duke University and a Doctor of Medicine degree from Michigan State University College of Human Medicine as well as his residency and fellowship in radiology from Duke University.
Among the most important factors that led to the Board’s recommendation that Dr. Strong serve as a director are his financial and management expertise, judgment, leadership skills, and independence from management and our affiliates.

Gregory S. Wood Director Since 2016 Age 62
Mr. Wood has been Executive Vice President and Chief Financial Officer of EnergySolutions, Inc., a leading services provider to the nuclear industry, since June 2012. Prior to that, Mr. Wood held the role of Chief Financial Officer at numerous public and private companies, including Actian Corporation, Silicon Graphics, Liberate Technologies, and InterTrust Technologies. Mr. Wood was a director of Steinway Musical Instruments, Inc. from October 2011 to October 2013, where he also served as Chairman of the Audit Committee. Mr. Wood, formerly a certified public accountant, holds a Bachelor of Business Administration in accounting from the University of San Diego and a Juris Doctor from the University of San Francisco School of Law.
Among the most important factors that led to the Board’s recommendation that Mr. Wood serve as a director are Mr. Wood’s accounting and financial management expertise, public company director experience, integrity, judgment, and independence from management and our affiliates.

Corporate Governance Profile
We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure that we expect to be in effect upon the completion of this offering include the following:
•our Board will not be classified and each of our directors subject to election annually and our charter will provide that we may not elect to be subject to the provision of the MGCL that would permit us to classify our Board, unless we receive prior approval from stockholders;
•we have fully independent audit, compensation and nominating and corporate governance committees;
•at least one of our directors qualifies as an “audit committee financial expert” by applicable SEC regulations and all members of the Audit Committee are financially literate in accordance with the Nasdaq listing standards;
•we have opted out of the business combination and control share acquisition statutes in the MGCL;
•we will not have a stockholder rights plan, and we will not adopt a stockholder rights plan in the future without (i) the approval of our stockholders or (ii) seeking ratification from our stockholders within 12 months of adoption of the plan if the Board determines, in the exercise of its duties under applicable law, that it is in our best interest to adopt a rights plan without the delay of seeking prior stockholder approval;
•none of our directors or stockholders (or their respective designees) will have the right to be nominated to the Board;
•we will have adopted a stock ownership policy that requires each non-employee director, the chief executive officer and each other named executive officer to own a certain amount of specified equity interests in the Company;
•the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for certain claims;
•our bylaws will provide that our stockholders may alter or repeal any provision of our bylaws and adopt new bylaws if any such alteration, repeal or adoption is approved by the affirmative vote of a majority of the votes entitled to be cast on the matter; and
•while holders of OP units have certain approval rights, including with respect to a change of control transaction, we are required to vote the full number of OP units that we own in any such vote in the same proportion as votes cast by our stockholders at a stockholders meeting relating to such transaction. After giving effect to this offering, we would have directly or indirectly controlled 89.2% of the OP units as of June 30, 2021.
Our directors stay informed about our business by attending meetings of our Board and the committees on which they serve and through supplemental reports and communications. Our independent directors are expected to meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Board Leadership Structure
The Board believes that it should have the flexibility to periodically (i) determine the leadership structure that is best for the Company and (ii) review such structure to determine whether it continues to serve the Company and its stockholders. The Board believes the current leadership structure, with Mr. Edison serving as both Chief Executive Officer and Chairman of the Board, provides a well-functioning and effective balance between strong management leadership and appropriate oversight by the Lead Independent Director. The Board believes this is the optimal structure to guide the Company and maintain the focus required to achieve our business goals and grow stockholder value. As Chairman of the Board, Mr. Edison presides over Board and stockholder meetings, oversees the setting of the agenda for those meetings and the dissemination of information about the Company to the Board, and represents the Company at public events.
Because the Chairman is an employee of the Company, the Board elects a Lead Independent Director from its independent directors. Mr. Chao has served as our Lead Independent Director since November 2017. The Chairman and Chief Executive Officer consults periodically with the Lead Independent Director on Board matters, Board agendas, and on issues facing the Company. In addition, the Lead Independent Director: (i) serves as the principal liaison between the Chairman of the Board and the independent directors; (ii) presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors; and (iii) performs such other duties as may be assigned by the Board. Our Lead Independent Director also has the authority to call meetings of the independent directors of the Board.
Board Committees
Upon the completion of this offering, our Board will have three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The principal functions of each committee are briefly described below. Additionally, our Board may from time to time establish other committees to facilitate our Board’s oversight of management of the business and affairs of our Company. Each committee’s charter is available on our website at www.phillipsedison.com/investors/governance. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus. The current chairs and members of each committee are set forth below:

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Leslie T. Chao	Chair		Member
Elizabeth O. Fischer	Member		Chair
Paul J. Massey, Jr.		Member	Member
Stephen R. Quazzo	Member
Jane E. Silfen		Member
John A. Strong		Chair
Gregory S. Wood	Member
Audit Committee—The Audit Committee’s primary function is to assist the Board in fulfilling its responsibilities by overseeing the Company’s independent registered public accounting firm, reviewing the financial information to be provided to our stockholders and others, overseeing the system of internal control over financial reporting that management has established, and overseeing our audit and financial reporting process. The Audit Committee is also responsible for overseeing our compliance with applicable laws and regulations and for establishing procedures for the ethical conduct of our business. The Board has determined that Mr. Chao qualifies as an “audit committee financial expert” as defined by applicable U.S. Securities and Exchange Commission, or SEC, regulations and that all members of the Audit Committee are financially literate in accordance with the Nasdaq listing standards.
Compensation Committee—The Compensation Committee’s primary functions are to discharge the Board’s responsibility relating to compensation of our directors and executive officers by evaluating and approving director and executive officer compensation plans, policies and programs. The Compensation Committee is also responsible for (i) reviewing and discussing with management the Compensation Discussion and Analysis, or CD&A, required to be included in the Company’s Annual Report on Form 10-K, (ii) recommending to the Board whether the CD&A should be included in such Annual Report, and (iii) providing a Compensation Committee Report that complies with the applicable federal securities laws and regulations for inclusion in the Company’s Annual Report on Form 10-K.
Nominating and Corporate Governance Committee—On June 14, 2021, the Board established a Nominating and Corporate Governance Committee, comprised exclusively of independent directors, as determined under the Nasdaq listing standards. We adopted a Nominating and Corporate Governance Committee charter that details the principal functions of the Nominating and Corporate Governance Committee, including (i) identifying and recommending to the Board qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders; (ii) reviewing and making recommendations on matters involving the general operation of the Board, including board size and composition, and committee composition and structure; (iii) recommending to the Board nominees for each committee of the Board; (iv) facilitating the assessment of the Board’s performance, as required by applicable law and regulations; (v) overseeing the Board’s evaluation of management; and (vi) reviewing and making recommendations to the Board regarding revisions to the Corporate Governance Guidelines.  Elizabeth O. Fisher has been designated as chair and Leslie T. Chao and Paul J. Massey, Jr. have been appointed as members of the Nominating and Corporate Governance Committee.

Corporate Governance Guidelines
The Board has adopted the Corporate Governance Guidelines, which are available on our website at www.phillipsedison.com/investors/governance. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus.
Code of Business Conduct and Ethics
The Board has adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers, and associates, including our principal executive, principal financial, and principal accounting officers. The Code of Business Conduct and Ethics is available on our website at www.phillipsedison.com/investors/governance. In the event of any changes to the Code of Business Conduct and Ethics, revised copies will be made available on our website. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus.
Board’s Role in Risk Oversight
While day-to-day risk management is primarily the responsibility of our management team, the Board is responsible for strategic planning and overall supervision of our risk management activities. The Board, including through its Audit Committee, is actively involved in overseeing risk management for PECO through: (i) its oversight of our executive officers and our subsidiaries and affiliates; (ii) its review and approval of all transactions with related parties; (iii) its review and discussion of regular periodic reports to the Board and its committees, including management reports on property operating data, compliance with debt covenants, actual and projected financial results, compliance with requirements set forth in our charter and Corporate Governance Guidelines, and various other matters relating to our business; and (iv) its review and discussion of regular periodic reports from our independent registered public accounting firm to the Audit Committee regarding various areas of potential risk. The Board’s Compensation Committee also assesses executive compensation risk and balances it so that Company executives are not incentivized to take actions which create unnecessary risk for the Company.
Compensation Committee Interlocks and Insider Participation
No member of the Compensation Committee was an officer or employee of PECO during 2020, and no member of the Compensation Committee is a former officer of PECO or was a party to any related party transaction involving PECO required to be disclosed under Item 404 of Regulation S-K. During 2020, none of our executive officers served on the board of directors or on the compensation committee of any other entity that has or had executive officers serving as a member of the Board or the Compensation Committee.
Director Compensation
Our director compensation program is intended to provide a total compensation package that enables PECO to attract and retain qualified and experienced directors and to align our directors’ interests with those of our stockholders by including a substantial portion of their compensation in shares of our common stock. Non-employee director compensation is set by the Compensation Committee.
Effective May 5, 2020, based on input from its independent compensation consultant and to be in solidarity with the austerity measures adopted by the Company in response to the potential effects of COVID-19 on our business, the Compensation Committee approved the following non-employee director compensation program for 2020, which represents a 10.0% reduction from 2019: an annual cash retainer of $51,525 and an annual equity retainer of $51,525. The Compensation Committee also approved annual cash retainers for the Lead Independent Director, Audit Committee chair, and Compensation Committee chair of $10,300, which remained unchanged from 2019. In addition, the directors received reimbursement of reasonable out-of-pocket expenses incurred in connection with attending meetings in person. Annual equity retainers vest on the first anniversary of the grant date, subject to continued service through such date.
We have adopted a stock ownership policy, effective as of the date on which our common stock is first listed on a national securities exchange, that requires each non-employee director, within five years of such date or the date he or she becomes a director, whichever is earlier, to own any combination of specified equity interest that in the aggregate have a market value of at least four times the value of the annual cash retainer for each non-employee director.
2020 Non-Employee Director Compensation Table
The following table sets forth the compensation of the members of the Board who served at any time during 2020, other than Mr. Edison, whose compensation as an executive officer is set forth in the Summary Compensation Table.

	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	All Other Compensation ($)(3)	Total ($)
Leslie T. Chao	74,988	51,529	1,071	127,588
Elizabeth O. Fischer(4)	54,388	77,289	250	131,927
Paul J. Massey, Jr.	54,388	51,529	1,071	106,988
Stephen R. Quazzo	54,388	51,529	1,071	106,988
Jane E. Silfen(4)	54,388	77,289	250	131,927
John A. Strong	59,538	51,529	745	111,812
Gregory S. Wood	54,388	51,529	1,071	106,988
David W. Garrison(5)	31,363	—	579	31,942
(1)Represents the aggregate grant date fair value of restricted stock awards made to our directors in 2020, calculated in accordance with FASB ASC Topic 718, excluding any estimated forfeitures related to service-based vesting conditions. The amounts reported in this column reflect the accounting cost for these restricted stock awards, and do not correspond to the actual economic value that may be received by the director upon vesting of the awards. Assumptions used in the calculation of these amounts are included in Note 14 to our financial statements for the year ended December 31, 2020 included elsewhere in this prospectus.
(2)As of December 31, 2020, each of Messrs. Chao, Massey, Quazzo, and Wood held 2,167 shares of unvested restricted stock, Mr. Strong held 1,963 shares of unvested restricted stock, and each of Mses. Fischer and Silfen held 2,944 shares of unvested restricted stock.
(3)Represents distributions paid on unvested restricted stock.
(4)Mses. Fischer and Silfen began serving on our Board on November 1, 2019, after the 2019 director stock awards were issued to our directors. Thus, our Compensation Committee awarded an additional 981 shares of restricted stock to each of Mses. Fischer and Silfen in 2020 to compensate them for their prior partial year of service.
(5)Mr. Garrison retired from our Board effective June 17, 2020.
2021 Non-Employee Director Compensation Program
Cash Compensation
In June 2021, in connection with this offering, our Compensation Committee approved certain revisions to our director compensation program. Under the revised director compensation program, effective as of the date on which our common stock is first listed on a national securities exchange, each non-employee director is entitled to receive an annual cash retainer equal to $60,000. In addition, committee members and chairpersons and our Lead Independent Director are entitled to receive the following additional annual cash retainers (as applicable):
•Chair of Audit Committee: $25,000
•Chair of Compensation Committee: $15,000
•Chair of Nominating and Governance Committee: $15,000
•Non-Chair Audit Committee Member: $15,000
•Non-Chair Compensation Committee Member: $10,000
•Non-Chair Nominating and Governance Committee Member: $10,000
•Lead Independent Director: $40,000
Equity Compensation
In addition to cash retainers, commencing with our 2022 annual meeting of stockholders, each non-employee director who first becomes a director at an annual meeting of our stockholders and each person who otherwise continues to be a director immediately following such annual meeting will, on the date of such annual meeting, receive a grant of restricted stock covering a number of shares equal to $110,000 divided by the closing price of a share of our common stock on the grant date. Each annual grant will vest in full on the earlier of (i) the date of the next annual meeting of our stockholders following the grant date or (ii) the first anniversary of the grant date, subject to the director’s continued service through the vesting date.
Director Listing Grants
In connection with this offering, the Board authorized the Company to grant Listing Equity Grants in the form of 3,390 shares of restricted stock to each of our directors, other than Mr. Edison. These restricted stock awards will be subject to and become effective upon the listing of our common stock on Nasdaq.
The restricted stock awards granted to our directors will vest as to 50% of the award on the eighteen month anniversary of the date of grant and 50% of the award on the thirty-six month anniversary of the date of grant, subject to the grantee’s continued service through the applicable vesting date.

Executive Officers
Below is certain information about our current executive officers as of the date hereof:

Jeffrey S. Edison Chairman & Chief Executive Officer Age 61
Mr. Edison has served as PECO’s Chairman of the Board and Chief Executive Officer since December 2009 and also served as President from October 2017 to August 2019. Mr. Edison also served as Chairman of the Board and Chief Executive Officer of REIT III from April 2016 through the date it merged with PECO in October 2019, and served as Chairman of the Board and Chief Executive Officer of REIT II from 2013 through the date it merged with PECO in November 2018. Mr. Edison co-founded PELP and has served as a principal of it since 1995. Before founding Phillips Edison, Mr. Edison was a senior vice president from 1993 until 1995 and was a vice president from 1991 until 1993 at Nations Bank’s South Charles Realty Corporation. Mr. Edison was employed by Morgan Stanley Realty Incorporated from 1987 until 1990, and was employed by The Taubman Company from 1984 to 1987. Mr. Edison holds a Bachelor of Arts in mathematics and economics from Colgate University and a Master of Business Administration from Harvard University.

Devin I. Murphy President Age 61
Mr. Murphy has served as our President since August 2019. Prior to that, he served as our Chief Financial Officer from June 2013, when he joined the Company, to August 2019. Before joining Phillips Edison in 2013, Mr. Murphy worked for 27 years as an investment banker and held senior leadership roles at Morgan Stanley and Deutsche Bank. He served as the Global Head of Real Estate Investment Banking at Deutsche Bank. His Deutsche Bank team executed over 500 transactions of all types for clients representing total transaction volume exceeding $400 billion and included initial public offerings, mergers and acquisitions, common stock offerings, secured and unsecured debt offerings, and private placements of both debt and equity. Mr. Murphy began his banking career at Morgan Stanley in 1986 and held a number of senior positions including Vice Chairman, co-head of US Real Estate Investment Banking, and Head of Real Estate Private Capital Markets. He also served on the Investment Committee of the Morgan Stanley Real Estate Funds, a series of global real estate funds with over $35 billion in assets under management. During his 20 years with Morgan Stanley, Mr. Murphy and his teams executed numerous capital markets and merger and acquisition transactions including a number of industry-defining transactions. Mr. Murphy served as a Director of the NYSE-listed real estate services firm Grubb and Ellis prior to its sale to BGC Partners and of the S&P 500 company Apartment Investment and Management (AIV) prior to its spin off transaction. Mr. Murphy currently serves as an independent director of Apartment Income REIT Corp (AIRC), a NYSE-listed apartment REIT, and serves on the Audit, Compensation, and Nominating Committees of AIRC. He is also an independent director of CoreCivic (CXW), a NYSE-listed corporation that provides diversified government solutions in corrections and detention management. He serves on the Audit and Risk Committees at CXW. Mr. Murphy received a Bachelor of Arts in English and History with Honors from the College of William & Mary and a Master of Business Administration from the University of Michigan.

Robert F. Myers Chief Operating Officer & Executive Vice President Age 48
Mr. Myers has served as our Chief Operating Officer since October 2010. Mr. Myers joined PECO in 2003 as a Senior Leasing Manager, was promoted to Regional Leasing Manager in 2005 and became Vice President of Leasing in 2006. He was named Senior Vice President of Leasing and Operations in 2009, and Chief Operating Officer in 2010. Before joining PECO, Mr. Myers spent six years with Equity Investment Group, where he started as a property manager in 1997. He served as director of operations from 1998 to 2000 and as director of lease renegotiations/leasing agent from 2000 to 2003. He received his Bachelor of Science in Business Administration from Huntington College in 1995.

John P. Caulfield Chief Financial Officer, Senior Vice President & Treasurer Age 40
Mr. Caulfield has served as our Chief Financial Officer, Senior Vice President, and Treasurer since August 2019. Prior to that, he served as our Senior Vice President of Finance from January 2016 to August 2019, with responsibility for financial planning and analysis, budgeting and forecasting, risk management, and investor relations. He served as chief financial officer, treasurer, and secretary of REIT III from August 2019 to October 2019 when it merged with PECO. He joined PECO in March 2014 as vice president of treasury and investor relations. Prior to joining PECO, Mr. Caulfield served as vice president of treasury and investor relations with CyrusOne Inc. (Nasdaq: CONE) from February 2012 to March 2014 where he played a key role in the company’s successful spinoff and IPO from Cincinnati Bell (NYSE: CBB); the establishment of its capital structure and treasury function; and creation, positioning, and strategy of messaging and communications with investors and research analysts. Prior to that, he spent seven years with Cincinnati Bell, holding various positions in treasury, finance, and accounting, including assistant treasurer and director of investor relations. Mr. Caulfield has a Bachelor’s degree in accounting and a Master of Business Administration from Xavier University and is a certified public accountant.

Tanya E. Brady General Counsel, Senior Vice President & Secretary Age 54
Ms. Brady has served as our General Counsel and Senior Vice President since January 2015 and as Secretary since November 2018. She joined PECO in 2013 as Vice President and Assistant General Counsel. She has over 20 years of experience in commercial real estate and corporate transactions, including joint venture and fund formation matters, structuring and negotiating asset and entity-level acquisitions and dispositions and related financings, the sales and purchases of distressed loans, and general corporate matters. She also has extensive commercial leasing and sale leaseback experience. Prior to joining PECO, Ms. Brady was a partner at the law firm of Kirkland & Ellis LLP in Chicago, Illinois. Prior to that, she held associate positions at the law firms of Freeborn & Peters LLP (Chicago), King & Spalding LLP (Atlanta), and Scoggins & Goodman, P.C. (Atlanta). Ms. Brady received a Bachelor of Civil Law degree with honors from the National University of Ireland College of Law in Dublin, Ireland, and a Juris Doctor from DePaul University College of Law in Chicago. She is licensed to practice in Illinois, Georgia, Ohio, and Utah.

COMPENSATION DISCUSSION AND ANALYSIS
Overview
Named Executive Officers—This Compensation Discussion and Analysis describes our compensation program as it relates to our named executive officers, or NEOs. For 2020, our named executive officers were:
•Jeffrey S. Edison, Chairman of the Board and Chief Executive Officer;
•Devin I. Murphy, President;
•Robert F. Myers, Chief Operating Officer and Executive Vice President;
•John P. Caulfield, Chief Financial Officer, Senior Vice President, and Treasurer; and
•Tanya E. Brady, General Counsel, Senior Vice President, and Secretary.
COVID-19 Impact—We recognized the uncertainty the COVID-19 pandemic was going to cause on our business operations. Early in 2020, as the COVID-19 pandemic’s impact developed, the Compensation Committee approved, at the recommendation of management, a temporary 25% reduction to the base salary of our Chief Executive Officer, a temporary 10% reduction to the base salaries of each of our other NEOs, and a 10% reduction to the Board’s annual compensation. The reduction to base salaries was in effect until January 1, 2021. The Compensation Committee also considered adjusting performance metrics as a result of the COVID-19 pandemic. However, the Compensation Committee determined that as opposed to adjusting targets mid-year, the best approach would be to use its discretion in evaluating management’s performance for the year ended December 31, 2020. In a time when many of our peers were withdrawing guidance on their results, the Compensation Committee did not believe it could provide earnings goals that would appropriately measure management’s performance. Accordingly, the Compensation Committee took into account the impact of the COVID-19 pandemic in early 2021 when it considered our performance against our 2020 performance goals and determined to primarily assess the Company’s performance for 2020 on a relative basis to our performance-based peers as a suitable means for evaluating performance. Notwithstanding performing among the very top of our peer group on Adjusted FFO/FFO/Same-Center NOI, and collections, the Compensation Committee ultimately approved bonuses that were 75% of target as discussed under “2020 Annual Cash Incentive Program.”
Summary of Fixed and At Risk Pay Elements—The fixed and at risk pay elements of NEO compensation are reflected in the table and charts below:

	Element	Form	Description
Fixed Compensation	Base Salary	Cash
• Designed to compensate executive officers for services rendered on a day-to-day basis
• Provides guaranteed cash compensation to secure services of our executive talent
• Established based on scope of responsibilities, experience, performance, contributions, and internal pay equity considerations
• Compensation Committee reviews annually

Variable/ At-Risk Compensation	Annual Incentive Plan	Cash Bonus
• Designed to encourage outstanding individual and Company performance by motivating executives to achieve short-term Company and individual goals by rewarding performance measured against key annual strategic objectives
• 2020 Company performance metrics were Adjusted FFO per share and Same-Center NOI growth, which metrics were not adjusted during the COVID-19 pandemic

	Long-Term Incentive Plan	Time-Based Restricted Stock Units
• Compensation Committee believes a substantial portion of each executive’s compensation should be in the form of long-term equity incentives
• Designed to encourage management to create stockholder value over the long term; value of equity awards directly tied to changes in value of our common stock over time
• 2020 awards were 60% performance-based restricted stock units (or operating partnership units) and 40% time-based restricted stock units (or operating partnership units)
• Performance-based LTIP Awards granted under the 2018 LTIP Program were deemed earned at maximum based on performance through December 31, 2020, but were capped at the target amount due to a decrease in Net Asset Value, or NAV, per share from the beginning of the performance period

Performance-Based Restricted Stock Units

Executive Compensation Objectives and Philosophy
The key objectives of our executive compensation program are to: (i) attract, motivate, reward, and retain superior executive officers with the skills necessary to successfully lead and manage our business; (ii) achieve accountability for performance by linking annual cash incentive compensation to the achievement of measurable performance objectives; and (iii) incentivize our executive officers to build value and achieve financial objectives designed to increase the value of our business through short-term and long-term incentive compensation programs. For our executive officers, these short-term and long-term incentives are designed to accomplish these objectives by providing a significant correlation between our financial results and their actual total compensation.
We expect to continue to provide our executive officers with a significant portion of their compensation through cash incentive compensation contingent upon the achievement of financial and individual performance metrics as well as through equity compensation. These two elements of executive compensation are aligned with the interests of our stockholders because the amount of compensation ultimately received will vary with our financial performance. We seek to apply a consistent philosophy to compensation for all executive officers.
Setting Executive Compensation
The Compensation Committee is responsible for approving the compensation of our Chief Executive Officer and other executive officers. When setting executive compensation, the Compensation Committee considers our overall Company performance, including our achievement of financial goals, and individual performance. In addition, in a time of adversity, such as the COVID-19 pandemic, the Compensation Committee will evaluate the executives’ ability to respond to the challenges present and will consider the NEOs’ compensation in light of their performance and response. They also consider compensation paid by similarly-situated REITs for their executive roles. In addition, the Compensation Committee continues to consider the projected performance and strategic outlook for the Company, the changing roles and responsibilities of our executive officers, and the expected future contributions of our executive officers. The Compensation Committee believes that understanding competitive market data is an important part of its decision-making process; while this exercise does not perfectly capture all the unique aspects of our business, typically it provides a solid foundation upon which to base executive compensation decisions.
Role of the Compensation Committee—The Compensation Committee, which is comprised entirely of independent directors, reviews the compensation packages for our executive officers, including an analysis of all elements of compensation separately and in the aggregate. The Compensation Committee operates under a written charter adopted by our Board, which provides that the Compensation Committee has overall responsibility to:
•review and approve corporate goals and objectives relevant to Chief Executive Officer compensation, evaluate the Chief Executive Officer’s performance in light of those goals and objectives, and approve the Chief Executive Officer’s compensation levels based on such evaluation;
•review and approve the annual salary, bonus, and equity-based incentives and other benefits, direct and indirect, of the Chief Executive Officer and other executive officers;
•review and approve any employment agreements, severance arrangements, and change in control agreements or provisions, in each case as, when, and if appropriate; and
•administer the Company’s equity incentive plans, as well as any other stock options, stock purchase, incentive, or other benefit plans of the Company, fulfilling such duties and responsibilities as set forth in such plans.
In reviewing and approving these matters, the Compensation Committee considers such matters as it deems appropriate, including our financial and operating performance, the alignment of the interests of our executive officers and our stockholders, and our ability to attract and retain qualified and committed individuals. The Compensation Committee has the discretion to adjust performance goals used in our executive compensation programs to take into account extraordinary, unusual, or infrequently-occurring events and transactions not anticipated at the time the performance goals were set. In determining appropriate compensation levels for our Chief Executive Officer, the Compensation Committee meets outside the presence of management. With respect to the compensation levels of all other executives, the Compensation Committee meets outside the presence of all executive officers except our Chief Executive Officer. Our Chief Executive Officer annually reviews the performance of each of the other executives with the Compensation Committee.
Role of Compensation Consultant—The Compensation Committee engaged FPL Associates L.P., or FPL, to provide guidance regarding our executive compensation program for 2020. The Compensation Committee performs an annual assessment of the compensation consultant’s independence to determine whether the consultant is independent. During 2020, FPL did not provide services to the Company other than the services provided to the Compensation Committee. The Compensation Committee has determined that FPL is independent and that its work has not raised any conflicts of interest.
Benchmarking and Peer Group Comparisons—The Compensation Committee reviews competitive compensation data from a select group of peer companies and broader survey sources. Although comparisons of compensation paid to our NEOs relative to compensation paid to similarly situated executives in the survey and by our peers assist the Compensation Committee in determining compensation, the Compensation Committee principally evaluates executive compensation based on corporate objectives and individual performance.

For 2020, the following peer group, which is used to benchmark pay practices and with whom we compete for talent, was reviewed. Our management team proposed the peer group of companies, which was reviewed and approved by the Compensation Committee after it was independently verified by FPL:

Acadia Realty Trust	Kimco Realty Corporation	Retail Properties of America, Inc.
Brixmor Property Group Inc.	Kite Realty Group Trust	SITE Centers Corp. (formerly DDR)
Federal Realty Investment Trust	Regency Centers Corporation	Weingarten Realty Investors
InvenTrust Properties Corp	Retail Opportunity Investments Corp.
FPL also furnished a report to the Compensation Committee that compared the compensation of our executive officers to data in the National Association of Real Estate Investment Trusts, or Nareit, survey to assess compensation levels for 2020. The Nareit survey includes 123 REITs and provides a broad market reference of REITs, including retail REITs, many of which compete with the Company for executive talent.
Advisory Vote on Executive Compensation
Each year, the Compensation Committee considers the outcome of the stockholder advisory vote on executive compensation when making future decisions relating to the compensation of our named executive officers and our executive compensation program and policies. In 2020, stockholders showed support for our executive compensation programs, with approximately 85% of the votes cast for the approval of the “say-on-pay” proposal at our 2020 annual meeting of stockholders. The Compensation Committee believes that this support is attributable to its commitment to continuing the alignment of our NEOs’ compensation with the Company’s performance.
Elements of Executive Compensation
Annual base salary, annual cash incentive, and long-term equity incentives are the primary elements of our executive compensation program, and, on an aggregate basis, they are intended to substantially satisfy our program’s overall objectives. The Compensation Committee seeks to set each of these elements of compensation at the same time to enable it to simultaneously consider all of the significant elements and their impact on compensation as a whole. Taking this comprehensive view of all compensation components also allows the Compensation Committee to make compensation determinations that reflect the principles of our compensation philosophy. We strive to achieve an appropriate mix between the various elements of our compensation program to meet our compensation objectives and philosophy; however, the Compensation Committee does not apply any rigid allocation formula in setting our executive compensation, and may make adjustments to this approach for various positions after giving due consideration to prevailing circumstances, internal pay equity, and each individual’s responsibilities, experience, and performance. The Compensation Committee seeks to establish an appropriate mix of cash payments and equity awards to meet our short-term and long-term goals and objectives.
Base Salary—We provide base salaries to our NEOs to compensate them for services rendered on a day-to-day basis. Base salaries also provide guaranteed cash compensation to secure the services of our executive talent. The base salaries of our NEOs are primarily established based on the scope of their responsibilities, experience, performance, and contributions, and internal pay equity considerations, taking into account comparable company data provided by our compensation consultant and based upon the Compensation Committee’s understanding of compensation paid to similarly situated executives, adjusted as necessary to recruit or retain specific individuals. The Compensation Committee reviews the base salaries of our executive officers annually and may also increase the base salary of an executive at other times if a change in the scope of his or her responsibilities, such as a promotion, justifies such consideration.
We believe that providing a competitive base salary relative to the companies with which we compete for executive talent is a necessary element of a compensation program that is designed to attract and retain talented and experienced executives. We also believe that attractive base salaries can motivate and reward our executive officers for their overall performance. Accordingly, the compensation philosophy and approach of the Compensation Committee is to generally provide a base salary for each of our executive officers at or near the 50th percentile base salary amount of similarly situated executives at companies in the Nareit survey with adjustments made to take into account other factors such as the executive’s responsibilities and experience and internal pay equity. Based on such review, Mr. Caulfield received a 10.0% increase to his base salary and Ms. Brady received a 4.3% increase to her base salary in 2020. The following table presents the base salary earned by each of our NEOs for the years ended December 31, 2020 and 2019:

Executive	2019 Base Salary	2020 Base Salary	% Increase
Jeffrey S. Edison	$850,000	$850,000	—
Devin I. Murphy	490,000	490,000	—
Robert F. Myers	490,000	490,000	—
John P. Caulfield	300,000	330,000	10.0%
Tanya E. Brady	350,000	365,000	4.3%
In addition, during the first quarter of 2020, in response to the COVID-19 pandemic, the Compensation Committee approved, at the recommendation of management, a temporary 25% reduction to the base salary of our Chief Executive Officer and a temporary 10% reduction to the base salaries of each of our other NEOs. The reduction to the base salaries was in effect until January 1, 2021.

2020 Annual Cash Incentive Program
Program Design
In March 2020, the Compensation Committee, in consultation with FPL, approved the 2020 annual cash incentive program for our executive officers. The 2020 program used the same Company performance measures, Adjusted FFO and Same-Center NOI growth, as in 2019. Accordingly, under the 2020 annual cash incentive program, for all executive officers except Mr. Murphy, the weighting of Company and individual performance was as follows: Adjusted FFO per share target (50%), Same-Center NOI growth (20%), and individual performance (30%). Mr. Murphy’s award was based on Adjusted FFO per share (10%) and individual performance (90%). The Compensation Committee chose the relative weights of the performance measures based on its desire to emphasize financial results while maintaining a focus on non-financial initiatives.
Company Performance Goals
The Compensation Committee believes that Adjusted FFO is an appropriate and effective measure of annual Company-wide performance. FFO is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. FFO is net income (loss) attributable to common stockholders computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus real estate depreciation and amortization, and after adjustments for impairment losses on real estate. Adjustments for unconsolidated partnerships and institutional joint ventures are calculated to reflect FFO on the same basis. FFO is calculated in a manner consistent with the Nareit definition, with an additional adjustment made for noncontrolling interests that are not convertible into common stock. Adjusted FFO adjusts FFO for depreciation and amortization of corporate assets and associated write-offs, changes in the fair value of the earn-out liability, amortization of unconsolidated joint venture basis differences, gains or losses on the extinguishment or modification of debt, other impairment charges, transaction and acquisition expenses, straight-line rents, amortization of in-place leases, deferred financing costs amortization and associated write-offs, amortization of market debt adjustments, equity compensation expense, tenant improvement capital expenditures, leasing costs, and maintenance capital expenditures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect Adjusted FFO on the same basis.
The Compensation Committee believes that Same-Center NOI growth is an appropriate and effective measure of financial performance compared to the prior year. Same-Center NOI is a non-GAAP performance financial measure that is widely used to highlight operating trends such as occupancy rates, rental rates, and operating costs on shopping centers that were operational for both comparable periods.
Short-Term Incentive Program Performance Against Pre-COVID-19 Performance Targets
The 2020 performance criteria for the Company performance metrics, and our actual performance, are set forth below:

Performance Metric	Threshold (0.5x Payout)	Target (1.0x Payout)	Maximum (1.5x Payout)	Actual	Weighting (NEOs other than Mr. Murphy)(1)	Weighting (Mr. Murphy)
Adjusted FFO per Share	$1.71	$1.77	$1.92	$1.68	50%	10%
Same-Center NOI Growth	2.5%	3.0%	4.0%	(4.1)%	20%	—
(1)30% of the short-term incentive is based on individual performance metrics; this percentage is 90% in the case of Mr. Murphy.
Impact of COVID-19
As discussed above, the Compensation Committee determined that rather than adjusting targets mid-year, the best approach would be to use its discretion in evaluating management’s performance for the year ended December 31, 2020. Accordingly, in reviewing the performance of management for 2020, the Compensation Committee considered the initial goals and targets of the annual incentive program in light of the circumstances due to the COVID-19 pandemic. As performance against absolute targets set pre-COVID-19 was not an accurate reflection of how the NEOs performed in 2020, the Compensation Committee focused instead on relative performance to our peer group as a guide to making decisions regarding the appropriate level of payout under the short-term incentive program. In addition to Company performance relative to our peers, the Compensation Committee also considered the individual performance of each NEO, as evaluated by the Board, with respect to the Chief Executive Officer, and the Chief Executive Officer assisted with this decision with respect to our other NEOs.
Relative Performance Versus Peer Set
While the pandemic heavily impacted our ability to achieve pre-COVID-19 targets on Adjusted FFO and Same-Center NOI growth, we believe management drove PECO’s outperformance relative to the peer group described above in the industry. The chart below reflects our performance relative to that of our peers, not only with respect to Same-Center NOI and Adjusted FFO per share growth, but also Core FFO per share growth and collections:

Performance Metric	Peer Range	Peer Mean	Peer Median	PECO	Rank
Same-Center NOI Growth	(11.6)% - (4.6)%	(8.2)%	(7.7)%	(4.1)%	1st
Core FFO per Share Growth	(25.0)% - (4.5)%	(18.7)%	(20.1)%	(6.2)%	2nd
Adjusted FFO per Share Growth	(25.6)% - 1.8%	(13.3)%	(18.1)%	(3.4)%	3rd
Q4 Collections	91% - 95%	93%	92%	95%	1st (tie)
One measure that our Compensation Committee considered for 2020 was collections relative to our peers as a fair assessment of our executives’ performance and management of our business during the COVID-19 pandemic. In the pandemic, cash management, collection, and conservation was incredibly important as it required frequent communication with Neighbors and coordination across various groups within PECO, including property management, leasing, accounting, legal, and others.

Short-Term Incentive Program Capped at Target
Given that we did not achieve our operational metrics for the year, the Compensation Committee determined that short-term incentive program payouts would be capped at no more than target for the NEOs, regardless of the level of relative performance achieved. We believe this is appropriate because only peak performance should result in a maximum award payout under the short-term incentive program. We considered the experiences of our stockholders and determined that a short-term incentive program payout at target, even considering the outstanding relative performance achieved, would also not be appropriate. While the Compensation Committee believes management’s performance reflected favorably when considering the circumstances, the Compensation Committee also considered that the short-term incentive program is designed to reward the NEOs for performance on an annual basis. Therefore, the Compensation Committee has made the determination to pay each NEO 75% of his or her target bonus for the year ended December 31, 2020. It should be noted this is the lowest funded short-term incentive program since we internalized the management company in 2017, and bonuses for each NEO were between 54% and 57% based on the bonuses received for 2019.
Individual Performance Goals
In determining to pay 75% of each NEO’s target incentive compensation for 2020, the Compensation Committee not only considered the Company’s performance relative to that of its peers, but it also reviewed the performance of each NEO against his or her individual goals. The individual goals, as originally set for each NEO at the beginning of March 2020, are described below.
Mr. Edison’s individual goals in 2020 included performance related to the achievement of financial performance targets of the Company, creating and advancing the Company’s strategic vision, interfacing with the Board to develop Company strategy to maximize long term value, interfacing with major institutional investors and partners, and evaluating liquidity options.
Mr. Murphy’s individual goals in 2020 included performance related to the achievement of financial performance targets of the Company, growing revenue from the investment management business, achieving performance and disposition plans for our unconsolidated joint ventures, monitoring and improving profitability of the investment management business, and evaluating liquidity options.
Mr. Myers’ individual goals in 2020 included performance related to the achievement of financial performance targets of the Company, launching accretive redevelopment projects, sourcing shopping centers to meet capital growth objectives, completing quality improvement and opportunistic disposition plans, and maintaining effective cost controls.
Mr. Caulfield’s individual goals in 2020 included performance related to the achievement of financial performance targets of the Company, decreasing the Company’s leverage, refinancing the revolving loan facility, maintaining effective internal controls and cost controls, and evaluating liquidity options.
Ms. Brady’s individual goals in 2020 included performance related to the achievement of financial performance targets of the Company, overseeing the transactional activity of the Company from acquisitions and dispositions to Neighbor leases, facilitating future growth in our investment management business through advising on structuring and legal considerations, maintaining effective cost controls, and evaluating liquidity options.
2020 Cash Target Awards and Resulting Awards Earned
The following table shows the annual cash incentive target award and the actual amount earned by each NEO for 2020:

Executive	Target Award	Total Award Earned and Paid
		Amount Earned	% of Target
Jeffrey S. Edison	$1,250,000	$937,500	75%
Devin I. Murphy	490,000	367,500	75%
Robert F. Myers	490,000	367,500	75%
John P. Caulfield	220,000	165,000	75%
Tanya E. Brady	175,000	131,250	75%
Long-Term Equity Incentive Program—The Compensation Committee believes that a substantial portion of each executive’s annual compensation should be in the form of long-term equity incentive awards. Long-term equity incentive awards encourage management to create stockholder value over the long term because the value of the equity awards is directly attributable to changes in the value of our common stock over time. In addition, long-term equity incentive awards are an effective tool for management retention because full vesting of the awards generally requires continued employment for multiple years. The purpose of the long-term incentive program is to further align the interests of our stockholders with that of management by encouraging our NEOs to remain employed by us for the long-term and to create stockholder value in a “pay for performance” structure.
2020 Long-Term Incentive Program
In March 2020, the Compensation Committee approved the 2020 Long-Term Incentive Program for executive officers, or the 2020 LTIP Program, a multi-year long-term incentive program. Pursuant to the 2020 LTIP Program, we issued LTIP Awards in the form of restricted stock units, or RSUs, in the Company or Class C units, of PECO OP, at the election of the executive. For 2020, Messrs. Edison, Myers and Caulfield and Ms. Brady elected to receive RSUs.
Under the 2020 LTIP Program, the Compensation Committee maintained the portion tied to future performance at 60% and the portion of the award that is time-based at 40%. The time-based LTIP Awards, which are granted the year following the target award approval, vest in equal annual installments over a four-year period from January 1 of the year of grant, subject to the executive’s continued employment through the relevant vesting dates. The performance-based LTIP Awards are earned based on the achievement of specified performance metrics measured at the end of the three-year performance period. The maximum number of performance-based LTIP Awards earned cannot exceed two times the target number. Half of the earned performance-based LTIP Awards vest when earned at the end of the three-year performance period and half of the earned performance-based LTIP Awards vest one year later, subject to continued employment. The Compensation Committee may, in its discretion, accelerate the vesting schedule. The below graphic summarizes the vesting schedule of our executives’ performance-based and time-based equity awards as granted under the 2020 LTIP Program:

	Year 1	Year 2	Year 3	Year 4	Year 5

60%	Performance-Based Equity Awards			Vesting

40%		Time-Based Equity Awards

In March 2020, the NEOs (other than Mr. Murphy, whose outstanding long-term incentives granted prior to 2021 are tied to the Special LTIP Award he received in 2019, as described in the footnote to the table below) were granted LTIP Awards with the grant date fair values set forth below, calculated in accordance with Accounting Standards Codification, or ASC, Topic 718: Compensation—Stock Compensation, or ASC 718. The time-based awards represent the grant at target levels of time-based awards that were part of the 2019 Long-Term Incentive Program, or 2019 LTIP Program. The value of the performance-based awards represents the target level of performance achievable under the 2020 LTIP Program, which is 50% of the maximum performance-based award that can be earned and paid. The below table summarizes the awards granted to our NEOs in March 2020:

Name	Time-Based LTIP Awards	Performance-Based LTIP Awards at Target	Total LTIP Awards Granted in 2020
Jeffrey S. Edison(1)	$1,169,996	$1,754,999	$2,924,995
Devin I. Murphy(1)	—	—	—
Robert F. Myers	359,995	540,004	899,999
John P. Caulfield	163,337	198,002	361,339
Tanya E. Brady	59,996	108,003	167,999
(1)In 2019, each of Mr. Edison and Mr. Murphy received one-time Special LTIP Awards of performance-based LTIP Awards. The Special LTIP Award to Mr. Murphy is tied entirely to incremental revenue streams from the investment management business with the objective of focusing his efforts more on building recurring revenue than transaction-based fee income in order to create bespoke long-term incentives for each executive officer. Mr. Murphy’s Special LTIP Award was granted in lieu of any time-based or performance-based awards under the 2019 LTIP Program and future LTIP programs.
For the performance-based LTIP Awards, there are two separate, equally-weighted performance metrics: (i) three-year average Same-Center NOI growth measured against a peer group of eight public retail REITs (listed below); and (ii) three-year Core FFO per share growth measured against the same peer group. At the end of the three-year performance period, 50% of the award earned based on achievement of the performance metrics vests and the remaining 50% of the earned award vests on the one-year anniversary of such date, subject to continued employment. The threshold, target, and maximum levels for the performance-based LTIP Awards were as follows:

Metric	Weighting	Threshold (25% Payout)	Target (50% Payout)	Maximum (100% Payout)
Three-Year Average Same-Center NOI Growth	50%	25th Percentile of Peer Group	50th Percentile of Peer Group	75th Percentile of Peer Group
Three-Year Core FFO per Share Growth	50%	25th Percentile of Peer Group	50th Percentile of Peer Group	75th Percentile of Peer Group
For the 2020 LTIP Program, the eight public retail REITs against which we will measure these metrics are:

Brixmor Property Group	RPT Realty	Retail Properties of America, Inc.
Kimco Realty Corporation	Regency Centers Corporation	Weingarten Realty Investors
Kite Realty Group Trust	Retail Opportunity Investments Corp.
In addition, a NAV modifier will be applied if the growth in the Company’s NAV per share for the performance period is negative. Specifically, to the extent performance above the target level is achieved at the end of the performance period, yet the Company’s NAV per share growth for that same performance period is negative, the amount of earned awards will be capped at the target amount. The remaining amount of awards (the difference between those that would have otherwise been earned based on actual performance and the capped amount at target level) may become earned and thereafter vested if the Company’s NAV per share growth becomes positive at any point of time measured from the beginning of the performance period through up to five years following the completion of the performance period, assuming continued employment on such date; otherwise, the LTIP Awards will be forfeited.

Summary of Long-Term Incentive Program Achievement

PERFORMANCE-BASED LONG-TERM INCENTIVES
Through December 31, 2020
LTIP Performance Period and Metrics	Weighting	2018	2019	2020	2021	2022	Status	Result	Payout %
2018-2020 Performance-Based LTIP Units
Same-Center NOI Growth vs. Peers	50%	100% Completed					Maximum	1st Place	100%
Core FFO per Share Growth vs. Peers	50%	3-Year Measurement Period with 5 Year					Maximum	1st Place	100%
NAV per Share Growth Modifier		Recoupment Period					Payout Capped at Target/Award Subject to Recoupment	-20.5%	Reduced to Target (50%)

2019-2021 Performance-Based LTIP Units
Same-Center NOI Growth vs. Peers	50%		67% Completed				Tracking at Maximum	Tracking at 1st Place	Tracking at 100%
Core FFO per Share Growth vs. Peers	50%		3-Year Measurement Period with 5 Year				Tracking at Maximum	Tracking at 1st Place	Tracking at 100%
NAV per Share Growth Modifier			Recoupment Period				Tracking to be Capped at Target/Award Subject to Recoupment	Tracking at -20.8%	Tracking to be Reduced to Target

2020-2022 Performance-Based LTIP Units
Same-Center NOI Growth vs. Peers	50%			33% Completed			Tracking at Maximum	Tracking at 1st Place	Tracking at 100%
Core FFO per Share Growth vs. Peers	50%			3-Year Measurement Period with 5 Year			Tracking at Maximum	Tracking at 2nd Place	Tracking at 100%
NAV per Share Growth Modifier				Recoupment Period			Tracking to be Capped at Target/Award Subject to Recoupment	Tracking at -21.2%	Tracking to be Reduced to Target

Payout under the 2018 Long-Term Incentive Program
The performance period for the performance-based LTIP Awards granted under the 2018 LTIP Program ended on December 31, 2020. Based on our performance through December 31, 2020, these LTIP Awards would have been earned at maximum, but because our NAV per share growth for that same performance period was negative, the amount of earned awards was capped at the target amount. The unearned portion in excess of target and up to the maximum will remain eligible to vest if our NAV per share growth becomes positive on or prior to December 31, 2025.
Employee Benefits
We believe that establishing competitive benefit packages for our associates is an important factor in attracting and retaining highly qualified personnel. Our NEOs are eligible to participate in all of our employee benefit plans, in each case on the same basis as other associates. We also provide a Company matching contribution under our 401(k) savings plan to associates generally, including our NEOs, up to the Internal Revenue Service, or IRS, limitations for matching contributions.
Other Benefits
Mr. Edison receives personal tax services provided by our internal tax department and has a time-share agreement with the Company for personal use of the corporate aircraft leased by the Company.
Employment, Severance, Change in Control, and Other Arrangements
We do not have employment agreements, severance or change in control agreements, or other arrangements with any of our NEOs other than those described below.
Executive Change in Control Severance Plan—Our Amended and Restated Executive Change in Control Severance Plan for executive officers, or the Severance Plan, provides for specified payments and benefits in connection with a termination of employment by the Company not for Cause or a resignation by the executive for Good Reason (as each such term is defined in the Severance Plan). Our goal in providing these severance and change in control payments and benefits is to offer sufficient cash continuity protection such that our NEOs will focus their full time and attention on the requirements of the business rather than the potential implications for their respective positions. We prefer to have certainty regarding the potential severance amounts payable to the NEOs, rather than negotiating severance at the time employment terminates. We also have determined that accelerated vesting provisions with respect to outstanding equity awards in connection with a qualifying termination of employment are appropriate because they encourage our NEOs to stay focused on the business in those circumstances rather than focusing on the potential implications for them personally. In order to receive the severance payments and benefits under the Severance Plan, the NEOs must execute a general release of claims and comply with non-competition and non-solicitation provisions that apply for 18 months (or 24 months in the case of Mr. Edison) following termination of employment and confidentiality provisions that apply during and following termination of employment.
Vesting Agreement with Devin Murphy—In October 2017, PECO entered into an agreement with Mr. Murphy regarding the vesting of his equity incentive awards, or the Murphy Vesting Agreement. Pursuant to the Murphy Vesting Agreement, all time-based equity awards granted to Mr. Murphy vested upon the earlier of the vesting date set forth in the applicable equity award agreement and the date Mr. Murphy reached both (i) age 58 and (ii) a combined age and continuous years of service with the Company of 65 years (such date, the “Murphy Retirement Eligibility Date”). The Murphy Retirement Eligibility Date occurred in June 2019. The Murphy Vesting Agreement further provides that, if Mr. Murphy’s employment terminates on or following the Murphy Retirement Eligibility Date, he will remain eligible to vest in any performance-based LTIP Awards, excluding the Special LTIP Award, as follows: (a) if his retirement occurs before 50% of the performance period has elapsed, then he will vest in a prorated portion of any performance-based LTIP Awards actually earned based on performance at the end of the performance period, with the proration calculated based on the ratio of the number of days Mr. Murphy was employed during the performance period to the total number of days in the performance period and (b) if his retirement occurs after 50% or more performance period has elapsed, then Mr. Murphy will vest in any performance-based LTIP Awards that are actually earned at the end of the performance period. The provisions of the Murphy Vesting Agreement do not apply to Mr. Murphy’s Special LTIP Award. The Murphy Vesting Agreement does not apply to the Listing Equity Grants to be granted to Mr. Murphy in connection with this offering (see “Executive Compensation Tables – Listing Equity Grants” below).
Tax and Accounting Considerations
We have not provided or agreed to provide any of our executive officers or directors with a gross-up or other reimbursement for tax amounts they might pay pursuant to Section 4999 or Section 409A of the Code. Sections 280G and 4999 of the Code provide that executive officers, directors who hold significant stockholder interests, and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our Company that exceed certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional taxes. Section 409A also imposes additional significant taxes on the individual in the event that an employee, director or service provider receives “deferred compensation” that does not meet the requirements of Section 409A.
Section 162(m) of the Code limits the annual compensation deduction available to publicly held corporations to $1.0 million for certain “covered employees,” which generally includes our NEOs. In December 2020, the IRS issued final regulations that, among other things, expanded the definition of compensation to include a publicly held corporate partner’s distributable share of a partnership’s deduction for compensation expense attributable to amounts paid by the partnership for services performed by “covered employees” of the publicly held corporation. We anticipate that our taxable income will increase on an annual basis beginning with the 2021 calendar year as a result of the application of Section 162(m). To maintain our status as a REIT, we are required to distribute at least 90% of our taxable income to our stockholders in the form of dividends. The increase in taxable income resulting from the application of the final regulations will be taken into account as the Board determines the amount of dividends to be paid to our stockholders for tax years ending on and after December 31, 2021. Although the Compensation Committee intends to consider the impact of Section 162(m) in structuring compensation programs, the Compensation Committee expects its primary focus to be on creating programs that address the needs and objectives of the Company regardless of the impact of Section 162(m). As a result, the Compensation Committee may make awards and structure programs that are not deductible under Section 162(m).
Recoupment of Compensation
Our Board has adopted a compensation “clawback” policy that is applicable to our current and former executive officers and any other employee designated by our Compensation Committee, to be effective as of the date on which our common stock is first listed on a national securities exchange. The clawback policy generally provides that our Compensation Committee may seek to recover certain cash and equity-based incentive compensation that was paid, granted, or vested based on financial or operating results that, when recalculated to include the impact of a material financial restatement, were not achieved. In making a determination as to whether to seek to recover such incentive compensation from a covered employee, our Compensation Committee will consider such factors as it deems appropriate, including whether the employee engaged in misconduct or negligent conduct that caused or contributed to the restatement and the amount of the overpayment.
In addition, the clawback policy further provides that, in the event that a covered employee commits “misconduct” (as defined in the policy), the Compensation Committee may take remedial action against the employee, including the recovery of any incentive compensation paid to the employee within thirty-six months prior to or following the date of such misconduct and the cancellation of some or all of the employee’s outstanding vested but unsettled incentive compensation awards and outstanding unvested incentive compensation awards.
Hedging, Pledging, and Speculative Transactions
Our Insider Trading Policy prohibits all directors, officers, and other associates from engaging in short sales and certain hedging or monetization transactions with respect to the Company’s securities. The policy also prohibits all directors, officers, and other associates from pledging our securities as collateral for a loan or as collateral in a margin account.
Stock Ownership Policy
We have adopted a stock ownership policy that requires the chief executive officer and each other named executive officer to own any combination of specified equity interests that in the aggregate have a market value of at least ten times or three times, respectively, the value of his or her annual base salary. This ownership requirement is effective as of the date on which our common stock is first listed on a national securities exchange, and must be satisfied within five years of such date or the date he or she becomes chief executive officer or a named executive officer, whichever is earlier. If an individual becomes subject to a greater ownership requirement, due to promotion or an increase in base salary or annual cash retainer, the individual is expected to meet the higher ownership threshold within three years of such time.

EXECUTIVE COMPENSATION TABLES
Summary Compensation Table
The following table and footnotes provide information regarding the compensation of our NEOs for the years presented:

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Jeffrey S. Edison Chairman of the Board and Chief Executive Officer	2020	$751,923	$937,500	$2,924,995	$—	$157,324	$4,771,742
	2019	838,269	352,500	2,730,145	1,312,500	283,468	5,516,882
	2018	725,385	300,000	4,005,035	1,200,000	393,168	6,623,588
Devin I. Murphy President	2020	478,692	367,500	—	—	45,832	892,024
	2019	487,045	138,180	437,624	514,500	178,296	1,755,645
	2018	464,827	143,222	1,374,922	572,886	285,358	2,841,215
Robert F. Myers Chief Operating Officer and Executive Vice President	2020	478,692	367,500	899,999	—	46,302	1,792,493
	2019	487,045	171,990	1,517,622	514,500	166,883	2,858,040
	2018	474,731	143,222	1,287,372	572,886	289,215	2,767,426
John P. Caulfield(6) Chief Financial Officer, Senior Vice President and Treasurer	2020	316,615	165,000	361,339	—	23,104	866,058
	2019	259,505	53,580	210,996	199,500	38,659	762,240
Tanya E. Brady(6) General Counsel, Senior Vice President, and Secretary	2020	353,692	131,250	167,999	—	20,417	673,358
	2019	345,192	45,120	275,625	168,000	36,642	870,579
(1)For 2018 and 2019, represents amounts paid under the Annual Cash Incentive Program for the portion attributable to individual performance for each of 2018 and 2019 and paid in the following calendar year. For 2020, represents the discretionary bonus the Compensation Committee determined to pay our named executive officers for their performance in 2020. See “Compensation Discussion & Analysis - 2020 Annual Cash Incentive Program” for additional information regarding the amount paid for 2020.
(2)Amounts reflect the grant date fair value of time-based and performance-based LTIP Awards as computed in accordance with FASB ASC Topic 718. The time-based awards were awarded in 2019 under the 2019 LTIP Program and granted in March 2020. The performance-based LTIP Awards were awarded and granted in March 2020 under the 2020 LTIP Program. See “Compensation Discussion & Analysis - Long-Term Equity Incentive Program” for additional information regarding these awards.
The grant date fair value of the performance-based awards in the stock awards column is computed based on the probable outcome of performance conditions as of the grant date. This amount is consistent with the estimate of aggregate compensation cost to be recognized by the Company over the three-year performance period of the award determined as of the grant date under FASB ASC Topic 718. The assumptions used in calculating the valuations are set forth in Note 14 to our financial statements for the year ended December 31, 2020 included elsewhere in this prospectus.
Assuming the maximum level of performance is achieved, the aggregate grant date fair value of each of the 2020, 2019, and 2018 awards is as shown in the following table:

Name	Performance-Based Awards Assuming Maximum Performance (2020 Awards)	Performance-Based Awards Assuming Maximum Performance (2019 Awards)	Performance-Based Awards Assuming Maximum Performance (2018 Awards)
Jeffrey S. Edison	$3,510,000	$3,510,000	$1,950,690
Devin I. Murphy	—	—	875,243
Robert F. Myers	1,080,000	1,080,005	875,243
John P. Caulfield	396,000	132,003	—
Tanya E. Brady	216,000	180,005	—
(3)In 2019, in addition to the amounts reflected in the Stock Awards column and described in footnote 2 above, each of Messrs. Edison and Murphy received a Special LTIP Award. See “Compensation Discussion & Analysis - Special LTIP Awards” for additional information on these awards. The table below shows the grant date fair value as computed in accordance with FASB ASC Topic 718 based on the probable outcome of performance conditions as of the grant date. This amount is consistent with the estimate of aggregate compensation cost to be recognized by the Company over the applicable five- or seven-year performance period of the award determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used in calculating the valuations below are set forth in Note 14 to our financial statements for the year ended December 31, 2020 included elsewhere in this prospectus:

Name	Grant Date Fair Value of Special LTIP Award	Value Assuming Maximum Performance
Jeffrey S. Edison	$7,500,005	$15,000,010
Devin I. Murphy	3,750,005	7,500,010
(4)Represents amounts paid under the Annual Cash Incentive Program for each of 2019 and 2018 for the portion attributable to Company performance for the applicable year. See “Compensation Discussion & Analysis - 2020 Annual Cash Incentive Program” for additional information regarding the incentive paid for the 2020 year.
(5)Amounts reported in the “All Other Compensation” column for 2020 include Company contributions to the 401(k) plan, distributions paid on unvested equity awards and phantom shares, the value of tax and accounting services provided by our internal tax and accounting departments, and personal use of the Company’s leased airplane. The following table identifies the value of each benefit:

Name	Retirement Plan Contributions	Distributions Paid on Unvested Equity Awards(a)	Perquisites(b)	Total
Jeffrey S. Edison	$8,550	$55,733	$93,041	$157,324
Devin I. Murphy	8,550	37,282	—	45,832
Robert F. Myers	8,550	37,752	—	46,302
John P. Caulfield	8,550	14,554	—	23,104
Tanya E. Brady	8,550	11,921	—	20,471
a.Includes distributions paid on unvested time-based LTIP units, unearned performance-based Class C units, and dividend equivalents paid on unvested phantom shares. Distributions are paid on approximately 10% of the maximum number of unearned performance-based Class C units and will be netted against the distributions to be paid on the earned Class C units upon vesting. Dividends are not paid on performance-based RSUs until the first vesting date.
b.For Mr. Edison, this amount includes $75,000 for personal tax and accounting services provided by our tax and accounting departments and $18,041 for personal use of the Company’s leased airplane. See “Certain Relationships and Related Transactions - Airplane Leases” for more information on personal use of the airplane.
(6)Mr. Caulfield and Ms. Brady first became NEOs in 2019. Accordingly, pursuant to SEC rules, their prior year information is not included. Mr. Caulfield became Chief Financial Officer on August 15, 2019.
2020 Grants of Plan-Based Awards
The following table provides information about equity and non-equity incentive awards granted to the NEOs in 2020, after giving effect to the reverse stock and OP unit split described under the section titled “Reverse Stock Split” above:

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(2)	Grant Date Fair Value of Stock Awards
Name	Grant Date		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Jeffrey S. Edison	3/11/20		$625,000	$1,250,000	$1,875,000	—	—	—	—	$—
	3/11/20	(3)	—	—	—	26,351	52,703	105,405	—	1,754,999
	3/11/20		—	—	—	—	—	—	35,135	1,169,996
Devin I. Murphy	3/11/20		245,000	490,000	735,000	—	—	—	—	—
Robert F. Myers	3/11/20		245,000	490,000	735,000	—	—	—	—	—
	3/11/20	(3)	—	—	—	8,108	16,216	32,433	—	540,004
	3/11/20		—	—	—	—	—	—	10,811	359,995
John P. Caulfield	3/11/20		110,000	220,000	330,000	—	—	—	—	—
	3/11/20	(3)	—	—	—	2,973	5,946	11,892	—	198,002
	3/11/20		—	—	—	—	—	—	4,905	163,337
Tanya E. Brady	3/11/20		87,500	175,000	262,500	—	—	—	—	—
	3/11/20	(3)	—	—	—	1,622	3,243	6,487	—	108,003
	3/11/20		—	—	—	—	—	—	1,802	59,996
(1)These amounts relate to the 2020 Annual Cash Incentive Program. The amounts actually paid in March 2020 are included in the Summary Compensation Table for 2020 in the “Bonus” column and described in footnote 1 to that table.
(2)Represents the number of time-based LTIP Awards granted in 2020 pursuant to awards under the 2019 LTIP Program. These units vest in four equal annual installments beginning on the first anniversary of the grant date. The aggregate grant date fair value reported in the last column is calculated in accordance with ASC 718. The aggregate grant date fair value for these awards is included in the Summary Compensation Table for 2020 in the “Stock Awards” column and described in footnote 2 to that table.
(3)Represents performance-based LTIP Awards awarded under the 2020 LTIP Program, which covers performance during the three-year period 2020 through 2022. The aggregate grant date fair value reported in the last column is based on the probable outcome of the performance conditions as of the grant date. This amount is consistent with the estimate of aggregate compensation cost to be recognized by the Company over the performance period of the award determined as of the grant date under ASC 718, excluding the effect of estimated forfeitures. The aggregate grant date fair value for these awards is included in the Summary Compensation Table for 2020 in the “Stock Awards” column and described in footnote 2 to that table.

2020 Outstanding Equity Awards at Fiscal Year End
The following table provides information about outstanding equity-based incentive compensation awards for the NEOs as of December 31, 2020. The market value of unvested stock or units and unearned performance units is based on the estimated value per share of $26.25 on December 31, 2020, after giving effect to the reverse stock and OP unit split described under the section titled “Reverse Stock Split” above.

		Stock Awards		Equity Incentive Plan Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jeffrey S. Edison	3/11/2020(1)	35,135	$922,294	—	$—
	3/11/2020(2)	—	—	52,703	1,383,445
	3/14/2019(3)(7)	22,062	579,128	—	—
	3/14/2019(4)(7)	—	—	52,941	1,389,710
	3/14/2019(5)(7)	—	—	135,747	3,563,350
	3/15/2018(6)(7)	14,778	387,923	29,556	775,845
	3/15/2018(7)(8)	45,905	1,204,998	—	—
Devin I. Murphy	3/14/2019(5)(7)	—	—	67,873	1,781,675
Robert F. Myers	3/11/2020(1)	10,811	283,780	—	—
	3/11/2020(2)	—	—	16,216	425,679
	3/14/2019(3)(7)	9,901	259,901	—	—
	3/14/2019(4)(7)	—	—	16,290	427,613
	3/15/2018(6)(7)	6,631	174,055	13,261	348,110
	3/15/2018(7)(8)	12,875	337,978	—	—
John P. Caulfield	3/11/2020(1)	4,905	128,756	—	—
	3/11/2020(2)	—	—	5,946	156,083
	3/14/2019(3)	1,787	46,918	—	—
	3/14/2019(4)	—	—	1,106	29,033
	3/15/2018(6)	399	10,474	798	20,948
	3/15/2018(8)	1,515	39,778	—	—
	3/15/2018(9)	8,333	218,750	—	—
Tanya E. Brady	3/11/2020(1)	1,802	47,294	—	—
	3/11/2020(2)	—	—	3,243	85,138
	3/14/2019(3)	2,163	56,788	—	—
	3/14/2019(4)	—	—	2,715	71,278
	3/15/2018(6)	500	13,116	966	25,378
	3/15/2018(8)	1,667	43,750	—	—
	3/15/2018(9)	4,545	119,315	—	—
(1)Time-based RSUs granted in March 2020 that vest in equal amounts over four years, beginning on January 1, 2021.
(2)Performance-based LTIP Awards granted under the 2020 LTIP Program that will be earned, to the extent performance conditions are achieved, as of December 31, 2022, the last day of the performance period. Half of the earned units will vest on December 31, 2022 and half will vest on December 31, 2023. Because the units earned are not currently determinable, in accordance with SEC rules, the number of units and the corresponding market value reflect actual performance through 2020, which was above the threshold level and is therefore reported at the target level.
(3)Remaining portion of time-based RSUs/LTIP units granted in March 2019 that vest in equal amounts over four years, beginning on January 1, 2020.
(4)Performance-based LTIP Awards granted under the 2019 LTIP Program that will be earned, to the extent performance conditions are achieved, as of December 31, 2021, the last day of the performance period. Half of the earned units will vest on December 31, 2021 and half will vest on December 31, 2022. Because the units earned are not currently determinable, in accordance with SEC rules, the number of units and the corresponding market value reflect actual performance through 2020, which was above the threshold level and is therefore reported at the target level.
(5)Special LTIP Award granted to Messrs. Edison and Murphy in 2019 that will be earned, to the extent performance conditions are achieved, as of the last day of the performance period on March 31, 2026 and March 31, 2024, respectively. See “Management - Compensation Discussion and Analysis - Long Term Incentive Award” for information on the performance metrics and vesting terms. Because the units earned are not currently determinable, in accordance with SEC rules, the number of units and the corresponding market value reflect actual performance through 2020.
(6)Performance-based LTIP Awards granted under the 2018 LTIP Program were deemed earned at maximum based on performance through December 31, 2020. However, because the Company’s NAV per share growth for that same performance period is negative, the amount of earned awards were capped at the target amount. Half of the earned units vested on December 31, 2020. The amount reported in the “Stock Awards” column represents the remaining half that will vest on December 31, 2021. The unearned portion in excess of target and up to the maximum will remain eligible to vest if the Company’s NAV per share becomes positive on or prior to December 31, 2025, or the Contingent Portion. The amount reported in the “Equity Incentive Plan Awards” column represents the Contingent Portion.

(7)At issuance, these Class C units were subject to vesting, and did not have full parity with OP units with respect to liquidating distributions, but upon the occurrence of certain events described in PECO OP’s partnership agreement, could over time achieve full parity with the OP units for all purposes. Upon vesting and achieving full parity with OP units, the Class C units would convert into an equal number of OP units. Each OP unit acquired upon conversion of a Class C unit may be presented for redemption at the election of the holder, for cash equal to the fair market value of a share of PECO common stock, except that PECO OP may, at its election, acquire each OP unit so presented for one share of PECO common stock. The Class C units granted in 2018 have achieved parity; those granted in 2019 have not yet achieved parity.
(8)Remaining unvested portion of time-based LTIP Awards granted in March 2018 that vest in equal amounts over four years, beginning on January 1, 2019.
(9)Special restricted stock award that vests in full on January 1, 2022.
2020 Stock Vested
The following table shows the number of LTIP Awards and phantom units that vested during 2020 and the value realized on vesting by each of our NEOs. The phantom units are based on the value of shares of our common stock but are paid out in cash upon vesting. The vested phantom units are phantom units that vested and were paid on December 31, 2020. The Compensation Committee accelerated vesting and payment to March 13, 2020 for Mr. Murphy, having determined such acceleration was in the best interests of the Company. The value realized upon the vesting is determined by multiplying the number of units that vested by the estimated value per share of our common stock on the date of vesting. The number of LTIP Awards and phantom units that vested during 2020 and the value realized on vesting by each of our NEOs are as follows, after giving effect to the reverse stock and OP unit split described under the section titled “Reverse Stock Split” above:

	Stock Awards
Name	Number of OP Units/Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jeffrey S. Edison	55,056	$1,658,878
Devin I. Murphy	19,501	649,383
Robert F. Myers	18,813	562,483
John P. Caulfield	2,035	57,969
Tanya E. Brady	2,464	75,631
Payments upon Termination or Change in Control
Amended and Restated Executive Change in Control Severance Plan—Each of our executive officers participates in the Severance Plan. Under the plan, in the event that an executive’s employment is terminated by the Company or its affiliates not for Cause (as defined in the Severance Plan) or the executive resigns for Good Reason (as defined in the Severance Plan), then the executive will be entitled to (i) a lump sum payment equal to the product of (A) 1.5 (or 2.0 in the case of Mr. Edison) and (B) the sum of (1) the executive’s base salary and (2) the executive’s average annual cash performance bonus for the most recent three fiscal years (or such shorter period that the executive was eligible to receive an annual cash performance bonus), (ii) if the executive elects to receive group health insurance under the Consolidated Omnibus Budget Reconciliation Act, or COBRA, following the termination date, the Company will provide such coverage for 18 months (or 24 months in the case of Mr. Edison) following termination, provided that the executive continues to pay the same amount of the monthly premium as in effect for the Company’s other executives and; provided, further, that if the executive becomes employed by another employer during such period and is eligible to receive group health insurance under such other employer’s plans, the Company’s obligations will be reduced to the extent that comparable coverage is actually provided to the executive and his or her covered dependents, and (iii) (A) the executive’s unvested time-base equity awards that would have otherwise vested during the 18 months (or 24 months in the case of Mr. Edison) following termination will vest on the termination date and be paid in full within 70 days of the date of termination and (B) the executive will remain eligible to vest and be paid on a pro-rata portion of performance-based equity awards based on actual performance at the end of the performance period, with pro-ration based on the period of time elapsed between the beginning of the performance period and the termination date as a percentage of the full performance period.
In lieu of the benefits described in the immediately preceding paragraph, in the event that an executive’s employment is terminated by the Company or its affiliates not for Cause or the executive resigns for Good Reason, in either case within two years following a Change in Control (as defined in the Severance Plan), then the executive will be entitled to (i) a lump sum payment equal to the product of (A) 2.0 (or 2.5 in the case of Mr. Edison) and (B) the sum of (1) the executive’s base salary and (2) the executive’s average annual cash performance bonus for the most recent three fiscal years (or such shorter period that the executive was eligible to receive an annual cash performance bonus) and (ii) if the executive elects to receive group health insurance under COBRA following the termination date, the Company will provide such coverage for 24 months following termination (or 30 months following termination in the case of Mr. Edison), provided that the executive continues to pay the same amount of the monthly premium as in effect for the Company’s other executives and; provided, further, that if the executive becomes employed by another employer during such period and is eligible to receive group health insurance under such other employer’s plans, the Company’s obligations will be reduced to the extent that comparable coverage is actually provided to the executive and his or her covered dependents. The executive’s unvested time-based equity awards and earned but unvested performance-based equity awards will vest as of the date of termination and be paid in full within 70 days of the date of termination.
Upon the closing of any Change in Control, the Compensation Committee will determine the number of performance-based equity awards held by the executive that will be considered earned under such awards based upon the Company’s performance by pro-rating the performance targets for the shortened performance period and then measuring such pro-rated targets against actual Company performance through the closing of the Change in Control. Any such earned awards will then be converted into time-based awards that will vest and be paid based on continued service through the end of the performance period that was applicable to such award prior to the Change in Control, subject to acceleration as described in the last sentence of the prior paragraph.
If the executive dies or if the Company and its affiliates terminate an executive’s employment due to Disability, the executive or his or her legal heirs will be entitled to (1) a pro-rated portion of his annual cash performance bonus for the year of termination if the Compensation Committee determines that performance is achieved, (2) accelerated vesting of unvested time-based equity awards that would have otherwise vested during the 18 months (or 24 months in the case of Mr. Edison) following termination, and (3) remain eligible to vest and be paid on a pro-rated portion of performance-based equity awards based on actual performance at the end of the performance period with pro-ration based on the period of time elapsed between the beginning of the performance period and the termination date as a percentage of the full performance period.
Receipt of the severance payments and benefits under the Severance Plan is subject to the execution and non-revocation of a release agreement by the executive and compliance with non-competition and non-solicitation provisions that apply or 18 months (24 months in the case of Mr. Edison) following termination of employment and confidentiality provisions that apply during and following termination of employment.
Special LTIP Awards—Pursuant to the terms of each Special LTIP Award, the last day of the applicable performance period and the number of Class C units earned under the Special LTIP Award will be measured as of the earliest of a specified date, a change of control, or the executive’s termination of employment (other than a termination for cause). In the case of a voluntary termination or a termination without cause, the number of Class C units earned will further be prorated based upon the number of days that elapsed from the effective date of the award through the date of such termination, divided by the number of days in the performance period; provided that, in the case of death or disability, the proration will be based upon the sum of (i) the number of days that elapsed from the effective date of the award through the date of such termination and (ii) the number of days in the executive’s applicable severance period (24 months, in the case of Mr. Edison, and 18 months, in the case of Mr. Murphy), divided by the number of days in the performance period. The provisions of the Severance Plan do not apply to the Special LTIP Awards.
Murphy Vesting Agreement—Pursuant to the Murphy Vesting Agreement, if Mr. Murphy’s employment terminates on or following the Retirement Eligibility Date, he will remain eligible to vest in any performance-based equity awards granted by the Company as follows: (i) if his retirement occurs before 50% of the performance period has elapsed, then he will vest in a pro-rated portion of any performance-based equity awards actually earned based on performance at the end of the performance period, with the pro-ration calculated based on the ratio of the number of days he was employed during the performance period to the total number of days in the performance period and (ii) if his retirement occurs after 50% or more performance period has elapsed, then he will vest in any performance-based awards that are actually earned at the end of the performance period. The provisions of the Murphy Vesting Agreement do not apply to Mr. Murphy’s Special LTIP Award.

Quantification of Payments upon Termination or Change in Control
The following table provides information regarding certain potential payments that would have been made to the NEOs if the triggering event occurred on December 31, 2020, the last day of the fiscal year, based on the value of a share of our common stock on such date, where applicable. Amounts actually received upon the occurrence of a triggering event will vary based on factors such as the timing during the year of such event and the estimated value per share of our common stock. The only plan or agreement that provides for potential payments upon a termination or change in control is the Severance Plan. Accordingly, all amounts shown in the table below represent the applicable potential payments under the Severance Plan:

Name	Benefit	Retirement ($)	Termination for Cause or Resignation without Good Reason ($)	Termination without Cause or Resignation for Good Reason ($)	Death or Disability ($)	Change in Control without Termination ($)	Change in Control with Termination ($)
Jeffrey Edison	Severance Pay	$—	$—	$4,435,000	$937,500	$—	$5,543,750
	Health Care Benefits(1)	—	—	27,779	—	—	34,724
	Time-Based Equity Acceleration	—	—	2,654,733	2,654,733	—	3,308,918
	Performance-Based Equity Acceleration	1,018,101	—	3,181,572	2,036,202	3,563,354	7,112,354
	Total	1,018,101	—	10,299,084	5,628,435	3,563,354	15,999,746
Devin Murphy	Severance Pay	—	—	1,603,144	367,500	—	2,137,525
	Health Care Benefits(1)	—	—	33,336	—	—	44,448
	Time-Based Equity Acceleration	—	—	—	—	—	—
	Performance-Based Equity Acceleration	752,455	—	1,060,781	1,286,958	1,781,677	2,129,787
	Total	752,455	—	2,697,261	1,654,458	1,781,677	4,311,760
Robert Myers	Severance Pay	—	—	1,643,858	367,500	—	2,179,810
	Health Care Benefits(1)	—	—	33,336	—	—	44,448
	Time-Based Equity Acceleration	—	—	822,124	822,124	—	1,050,648
	Performance-Based Equity Acceleration	—	—	755,079	755,079	—	1,201,401
	Total	—	—	3,254,397	1,944,703	—	4,476,307
John Caulfield	Severance Pay	—	—	821,203	165,000	—	1,094,937
	Health Care Benefits(1)	—	—	31,023	—	—	41,364
	Time-Based Equity Acceleration	—	—	354,191	354,191	—	434,201
	Performance-Based Equity Acceleration	—	—	92,330	92,330	—	206,063
	Total	—	—	1,298,747	611,521	—	1,776,565
Tanya Brady	Severance Pay	—	—	815,560	131,250	—	1,087,413
	Health Care Benefits(1)	—	—	10,414	—	—	13,886
	Time-Based Equity Acceleration	—	—	224,578	224,578	—	267,146
	Performance-Based Equity Acceleration	—	—	101,255	101,255	—	181,773
	Total	—	—	1,151,807	457,083	—	1,550,218
(1)Represents the aggregate present value of continued participation in the Company’s group health insurance coverage based on the portion of the premiums payable by the Company during the eligible period. The eligible period for a termination without cause or resignation for good reason is 24 months for Mr. Edison and 18 months for the other NEOs. The eligible period for a change in control with termination is 30 months for Mr. Edison and 24 months for the other NEOs. The amounts reported may ultimately be lower if the NEO is no longer eligible to receive benefits, which could occur upon obtaining other employment and becoming eligible for group health insurance coverage through the new employer.
CEO Pay Ratio
As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information regarding the ratio of the annual total compensation of our Chairman and CEO, Mr. Edison, to the annual total compensation of our median employee.
As reported in the Summary Compensation Table, our CEO had annual total compensation for 2020 of $4,771,742. Using this Summary Compensation Table methodology, the annual total compensation of our median employee for 2020 was $95,787. As a result, we estimate that the ratio of our CEO’s annual total compensation to that of our median employee for fiscal 2020 was 49.8 to 1.

We believe that our compensation philosophy must be consistent and internally equitable to motivate our associates to create stockholder value. We are committed to internal pay equity, and our Compensation Committee monitors the relationship between the pay our CEO receives and the pay our non-executive associates receive.
We identified the median associate in 2020 based on the pool of individuals who were employed by us on December 31, 2020 (whether employed on a full-time, part-time, or seasonal basis). Associates on leave of absence were excluded from the list and reportable wages were annualized for those associates who were not employed for the full calendar year. The compensation of this pool of associates was calculated using the Summary Compensation Table methodology.
The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules, based on our internal records and the methodology described above. The SEC rules for identifying the median compensated employee allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.
Long-Term Incentive Award
On April 29, 2021, the Compensation Committee modified the Company’s long-term incentive program applicable to Devin I. Murphy, President of the Company, and granted Mr. Murphy a long-term incentive award, or the 2021 LTIP Award, in the form of 13,714 fully vested Class B limited partnership units of our Operating Partnership and 41,143 performance-based Class C units. Mr. Murphy’s performance-based 2021 LTIP Award is earned based on the achievement of the following two equally-weighted performance metrics measured at the end of the three-year performance period commencing January 1, 2021 and ending December 31, 2023: (i) the Company’s three-year average Same-Center NOI growth measured against a peer group of eight public retail real estate investment trusts, and (ii) the Company’s three-year Core FFO per share growth measured against the same peer group. The maximum number of Class C units earned under the performance-based 2021 LTIP Award cannot exceed two times the target number of Class C units. One hundred percent of the Class C units earned under the performance-based 2021 LTIP Award will vest when earned at the end of the three-year performance period. If Mr. Murphy’s employment terminates for any reason other than by the Company for cause, he will remain eligible to vest in the performance-based 2021 LTIP Award as follows: (i) if the termination occurs before 50% of the performance period has elapsed, a pro-rated portion of the award actually earned will vest based on performance at the end of the performance period, with the pro-ration calculated based on the ratio of the number of days employed during the performance period to the total number of days in the performance period, and (ii) if the termination occurs after 50% or more performance period has elapsed, 100% of the Class C units that are actually earned at the end of the performance period will vest.
Listing Equity Grants
In connection with this offering, the Board has authorized the Company to grant LTIP units and/or restricted stock units, or RSUs, to certain of our associates, including our named executive officers, and restricted stock awards to certain of our directors, or the Listing Equity Grants. The Listing Equity Grants will be subject to and become effective upon the listing of our common stock on Nasdaq.
The awards that we intend to grant to our associates, including our named executive officers, include, in the aggregate, 484,061 RSUs and LTIP units, and will vest as to 50% of the award on the eighteen month anniversary of the date of grant and 50% of the award on the thirty-six month anniversary of the date of grant (or, in the case of Mr. Murphy, 50% of the award on the eighteen month anniversary of the date of grant and 50% of the award on December 31, 2023), subject to the grantee’s continued employment through the applicable vesting date. Of these awards, the awards to be granted to Messrs. Edison, Murphy, Myers and Caulfield and Ms. Brady represent 99,153, 73,729, 53,390, 33,898 and 33,898 RSUs and/or LTIP units, respectively. The Murphy Vesting Agreement does not apply to the award granted to Mr. Murphy.
The restricted stock awards to be granted to certain of our directors, other than Mr. Edison, are further described under the section titled “Director Compensation—Director Listing Grants” above.

EXECUTIVE COMPENSATION TABLES
We have adopted, and our shareholders have approved, the Phillips Edison & Company, Inc. 2020 Omnibus Incentive Plan, as amended (the “2020 Incentive Plan”), under which we may grant cash and equity incentive awards to eligible service providers. The material terms of the 2020 Incentive Plan are summarized below.
The 2020 Incentive Plan originally became effective upon approval by our stockholders on June 17, 2020 and the First Amendment to the 2020 Incentive Plan became effective upon approval by our stockholders on June 18, 2021. The 2020 Incentive Plan replaced our Amended and Restated 2010 Long-Term Incentive Plan, which expired in August 2020. The 2020 Incentive Plan will terminate on June 18, 2031, unless sooner terminated in accordance with its terms.
Administration
The Compensation Committee is responsible for administering the 2020 Incentive Plan. Determinations of the Compensation Committee on all matters relating to the 2020 Incentive Plan and awards granted thereunder are conclusive and binding. Subject to applicable law, the Compensation Committee may delegate some or all of its power and authority under the 2020 Incentive Plan to a committee of one or more members of the Board or one or more officers of the Company, in each case, as the Compensation Committee deems appropriate, provided that in no event will an officer of the Company be delegated the authority to grant awards to, or to amend awards held by, persons (i) who are members of the Board, (ii) who are subject to Section 16 of the Exchange Act, or (iii) who are officers of the Company (or directors) to whom authority to grant or amend awards has been delegated hereunder.
Eligibility
Officers and other associates, non-employee directors, and consultants of the Company and its subsidiaries, except as otherwise set forth in the 2020 Incentive Plan, are eligible to be granted awards under the 2020 Incentive Plan, as determined by the Compensation Committee.
Shares Available for Awards
The maximum number of shares of our common stock issuable under the 2020 Incentive Plan is 5,866,666 (subject to adjustment as described below), all of which may be granted as incentive stock options. Any shares subject to an award granted under the 2020 Incentive Plan that are forfeited, canceled, or expire or are settled for cash will again become available under the 2020 Incentive Plan. However, the following shares may not be used again for grant under the 2020 Incentive Plan: (i) shares subject to stock appreciation rights, or SARs, that are not issued in connection with the stock settlement of the SAR on exercise, (ii) shares purchased on the open market with the cash proceeds from the exercise of options, and (iii) shares tendered or withheld to satisfy the exercise price or tax withholding obligation for any award. The payment of dividend equivalents in cash in conjunction with any awards under the 2020 Incentive Plan will not reduce the shares available for grant under the 2020 Incentive Plan. Shares granted under the 2020 Incentive Plan may be authorized but unissued shares or shares purchased in the open market.
Stock Options and SARs
The Compensation Committee may grant options under the 2020 Incentive Plan to purchase shares of common stock in such amounts and subject to such terms and conditions as the Compensation Committee determines. The 2020 Incentive Plan provides for both incentive stock options, or ISOs, and nonstatutory stock options, or NQSOs. Eligibility for ISOs is limited to associates of the Company or any subsidiary corporations within the meaning of Section 424(f) of the Code. The exercise price for options and the term of any option will be determined by the Compensation Committee at the time of the grant, provided that in the case of an ISO, the aggregate fair market value (determined as of the time of such grant) of the shares with respect to which such ISO is exercisable for the first time by a participant during any calendar year shall not exceed $100,000. Moreover, with respect to any option, the per-share exercise price of such option may not be less than the fair market value of a share on the grant date. The term of any option will be determined by the Compensation Committee, provided that the latest date on which an ISO may be exercised will be ten years after its date of grant (or five years, in the case of ISOs granted to certain significant stockholders). Fair market value under the 2020 Incentive Plan is generally defined as the fair market value determined in good faith by the Compensation Committee, except that if the stock is listed on a national securities exchange, the fair market value means the closing price of a share of common stock as reported on such exchange on grant date, or if no sale of common stock occurred on that date, on the most recent preceding date on which a sale occurred.
The Compensation Committee may grant SARs under the 2020 Incentive Plan. Upon exercise of a SAR, the holder will have a right to receive the difference between the fair market value of one share on the date of the exercise and the grant price as specified by the Compensation Committee on the date of such grant. The term, grant price, methods of exercise, and methods of settlement (i.e., cash or equity) of SAR awards will be determined by the Compensation Committee.
Restricted Stock, RSUs, and Deferred Stock Units; Dividend Equivalents
The Compensation Committee may grant restricted stock and RSUs under the 2020 Incentive Plan. Restricted stock awards consist of shares of common stock that are transferred to the grantee subject to restrictions that may result in forfeiture if specified conditions are not satisfied. An RSU is the right to receive shares of stock in the future subject to restrictions that may result in forfeiture if specified conditions are not satisfied. Deferred stock units are awards of RSUs subject to deferred settlement of the award.
The vesting of a restricted stock or RSU award may be conditioned upon the completion of a specified period of service or upon the attainment of specified performance goals within specified performance cycles.
Unless otherwise provided in the applicable award agreement, grantees may generally vote and receive dividends on restricted stock awarded under the 2020 Incentive Plan, and any stock received as a dividend on, or in connection with a stock split of, a restricted stock award will be subject to the same restrictions as such restricted stock. Prior to the settlement of an award of

RSUs, the grantee will have no rights as a stockholder of the Company with respect to the shares subject to such award except for the right to receive dividend equivalents as specified in the applicable award agreement.
OP Units, Phantom Units, and Other Stock-Based Awards
The Compensation Committee may grant OP units (which are intended to constitute “profits interests” under relevant tax guidance), phantom units, and other stock- or cash-based awards denominated or payable in, valued in whole or in part by reference to, or otherwise based upon or related to common stock or other equity interests of the Company or our Operating Partnership.
Performance Awards
The Compensation Committee may grant performance awards under the 2020 Incentive Plan that may be subject to satisfaction of one or more performance goals and/or service-based vesting requirements. The applicable performance goals and all other terms and conditions of the award will be determined by the Compensation Committee. Any performance award which is based in whole or in part on the achievement of specified performance goals must relate to a performance cycle of not less than 12 consecutive months (except as otherwise provided in connection with a termination of employment or a change in control).
Individual Award Limitations
The maximum number of shares with respect to one or more awards that may be granted under the 2020 Incentive Plan to any one participant during any calendar year is 666,667 shares. In addition, the aggregate fair market value of equity awards that may be granted during any 12-month period to any non-employee director shall not exceed $300,000.
Minimum Vesting
Subject to limited exceptions, awards granted pursuant to the 2020 Incentive Plan may not vest earlier than the date that is one year following the grant date of the award. The following awards will not be subject to the minimum vesting limitation: (i) awards that result in the issuance of an aggregate of up to 5% of the maximum number of shares available for issuance under the 2020 Incentive Plan, (ii) awards in lieu of cash compensation, (iii) certain annual equity grants to non-employee directors that vest at the following annual meeting, and (iv) substitute awards. The Compensation Committee has the authority to waive the one-year vesting restrictions upon the participant’s termination of service or in connection with a change in control.
Amendment of Plan; Modification of Awards
The Board or the Compensation Committee may at any time amend, modify, or terminate the 2020 Incentive Plan without stockholder approval, except that no such amendment may materially impair any rights under any outstanding award made under the 2020 Incentive Plan without the consent of the grantee of such award. No amendment of the 2020 Incentive Plan will be made without stockholder approval if stockholder approval is required by law or if the amendment would (i) materially increase the maximum number of shares available under the 2020 Incentive Plan, (ii) expand the types of awards under the 2020 Incentive Plan, (iii) materially expand the class of participants eligible to participate in the 2020 Incentive Plan, or (iv) materially extend the term of the 2020 Incentive Plan.
The Compensation Committee may generally amend outstanding awards without the consent of the grantee, provided that such amendment may not, without the grantee’s written consent, reduce or diminish the value of such award.
Adjustment
In the event of a nonreciprocal transaction between the Company and its stockholders that causes the per-share value of the stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering, or large nonrecurring cash dividend), the shares authorized for issuance under the 2020 Incentive Plan shall be adjusted proportionately and the administrator shall make such adjustments to the 2020 Incentive Plan and awards outstanding thereunder as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction.
If we are involved in a merger or other transaction in which shares of common stock are changed or exchanged, then the administrator may, in its sole discretion, provide (A) that awards will be settled in cash rather than stock, (B) that awards will become immediately vested and exercisable and will expire after a designated period of time to the extent not then exercised, (C) that awards will be assumed by another party to a transaction or otherwise be equitably converted or substituted in connection with such transaction, (D) that outstanding awards may be settled by payment in cash or cash equivalents equal to the excess of the fair market value of the underlying stock or OP unit, as of a specified date associated with the transaction, over the exercise price of the award, (E) that performance targets and performance periods for performance-based awards will be modified, or (F) any combination of the foregoing.
Change in Control
Subject to the terms of the applicable award agreement, in the event a “change of control” (as defined in the 2020 Incentive Plan) occurs and outstanding awards are not assumed by the successor or surviving corporation or otherwise equitably converted or substituted in connection with the change in control in a manner approved by the administrator: (i) all options, SARs, and other awards with rights that may be exercised will immediately become fully exercisable; (ii) time-based vesting restrictions on all outstanding awards will immediately lapse; and (iii) the target payout opportunities attainable under outstanding performance-based awards shall be deemed to have been fully earned as of the effective date of the change in control based upon (A) an assumed achievement of all relevant performance goals at the “target” level if the change in control occurs during the first half of the applicable performance period, or (B) the actual level of achievement of all relevant performance goals against target if the change in control occurs during the second half of the applicable performance period, and, in either such case, there shall be pro-rata payout to grantees within thirty days following the change in control based upon the length of time within the performance period that has elapsed prior to the change in control.
Subject to the terms of the applicable award agreement, if a change of control occurs and within two years following the change of control, a grantee experiences an involuntary termination of employment other than for “cause” (as defined in the

2020 Incentive Plan) or a grantee voluntarily resigns from employment for “good reason”: (i) all options, SARs, and other awards with rights that may be exercised will immediately become fully exercisable upon the qualifying termination; (ii) time-based vesting restrictions on all outstanding awards will immediately lapse; and (iii) the target payout opportunities attainable under outstanding performance-based awards shall be deemed to have been fully earned as of the effective date of the termination based upon (A) an assumed achievement of all relevant performance goals at the “target” level if the termination occurs during the first half of the applicable performance period, or (B) the actual level of achievement of all relevant performance goals against target if the termination occurs during the second half of the applicable performance period, and, in either such case, there shall be pro-rata payout to grantees within thirty days following the termination based upon the length of time within the performance period that has elapsed prior to the termination.
Death, Disability, Retirement
Except as provided in an applicable award agreement or in an employment, severance or similar agreement or plan, upon the death or disability of a grantee, outstanding equity awards shall be treated in the same manner as described above in the case of a change of control. Further, except as provided in an applicable award agreement or in an employment, severance or similar agreement or plan, upon the grantee’s retirement, (i) the portion of options, SARs, and other awards with rights that may be exercised, that would have become exercisable during the twelve (12) month period following the date of retirement, shall become fully exercisable, (ii) all time-based vesting restrictions on all outstanding awards that would have vested during the twelve (12) month period following the date of retirement shall lapse, and (iii) all of the grantee’s outstanding performance-based awards shall remain outstanding and shall not be forfeited and the grantee shall become vested in the pro rata portion of such award that are deemed to be earned at the end of the applicable performance period based upon the length of time within the performance period that has elapsed prior to the date of retirement.
Repricing Prohibited
Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding awards may not be amended without stockholder approval (i) to reduce the exercise price of outstanding options or SARs, (ii) to cancel outstanding options or SARs in exchange for options or SARs with a lower exercise price, (iii) to cancel outstanding options or SARs in exchange for other awards if the exercise price exceeds the fair market value of a share of common stock on the date of such cancellation, or (iv) to take any other action with respect to an option or SAR that may be treated as a repricing under the rules and regulations of a stock exchange on which the Company’s shares of common stock are listed (if any).

PRINCIPAL STOCKHOLDERS
The following table sets forth information regarding the beneficial ownership of shares of our common stock (including our Class B common stock) and OP units, which are redeemable for cash or, at our election, shares of our common stock on a one-for-one basis, immediately following the completion of this offering for: (i) each director; (ii) each named executive officer; (iii) all directors and executive officers as a group; and (iv) any person known to us to be the beneficial owner of more than 5% of our common stock.
The number and percentage of our common stock: (i) include as outstanding the 17,000,000 shares of our common stock to be sold in this offering, but assume that the underwriters do not exercise their option to purchase up to an additional 2,550,000 shares of our common stock to cover overallotments, if any; (ii) include the shares of our common stock to be sold in this offering to our directors and named executive officers through our reserved share program; (iii) exclude the Listing Equity Grants and the 1,000,000 OP units we expect to settle the earn-out we entered into in connection with the PELP Transaction; and (iv) reflect the Recapitalization.

The SEC defines “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. Shares of our common stock and OP units that a person has the right to acquire within 60 days of June 30, 2021 are deemed to be outstanding and beneficially owned by the person having the right to acquire such shares or OP units for purposes of the table below, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person.
Unless otherwise indicated, the address of the stockholders listed below is c/o Phillips Edison & Company, Inc., 11501 Northlake Drive, Cincinnati, Ohio 45249.

Name of Beneficial Owner	Shares of Voting Common Stock Owned(1)		Percentage of Voting Common Stock Owned(1)	Shares of Common Stock Beneficially Owned(2)		Percentage of Common Stock Beneficially Owned(2)
Non-Employee Directors
Leslie T. Chao	25,165		*	25,165	(3)	*
Elizabeth O. Fischer	4,753		*	4,753	(4)	*
Paul J. Massey, Jr.	13,283		*	13,283	(4)	*
Stephen R. Quazzo	30,331		*	30,331	(5)	*
Jane E. Silfen	4,753		*	4,753	(4)	*
John A. Strong	7,146		*	7,146	(4)	*
Gregory S. Wood	10,217		*	10,217	(4)	*
Named Executive Officers
Jeffrey S. Edison	238,954	(6)	*	7,800,720	(7)	6.63%
Devin I. Murphy	13,576		*	472,593	(8)	*
Robert F. Myers	6,031		*	67,247	(9)	*
John P. Caulfield	13,961		*	3,952	(10)	*
Tanya E. Brady	8,172		*	3,573	(11)	*
All directors and executive officers as a group (12 persons)	376,342		*	8,443,733		7.16%
*Represents less than 1%
(1)Based on 93,639,517 shares of our common stock, including shares of unvested restricted stock, outstanding as of June 30, 2021, plus the 17,000,000 shares of our common stock to be sold in this offering, for total outstanding shares of common stock of 110,639,517. Does not include the up to 2,550,000 shares of our common stock that may be issued by us upon exercise of the underwriters’ overallotment option. Does not include any rights to acquire common stock.
(2)Based on 93,639,517 shares of our common stock, including shares of unvested restricted stock, outstanding as of June 30, 2021, plus the 17,000,000 shares of our common stock to be sold in this offering for total outstanding shares of common stock of 110,639,517. Does not include the up to 2,550,000 shares of our common stock that may be issued by us upon exercise of the underwriters’ overallotment option. Includes shares which the individuals shown have the right to acquire upon vesting of restricted stock units, or RSUs, and upon vesting of LTIP units and upon redemption of OP units for shares of common stock, in each case where the shares are issuable as of June 30, 2021, or within 60 days thereafter. There were 13,367,549 OP units outstanding and not directly or indirectly held by the Company as of June 30, 2021. Such shares are deemed to be outstanding in calculating the percentage ownership of such individual (and the group), but are not deemed to be outstanding as to any other person. Does not include performance-based equity awards, which may or may not be earned in accordance with the terms thereof. LTIP units are long-term equity incentive awards in the form of Class B or Class C limited partnership units of the Operating Partnership that vest over time or based on performance. Upon the occurrence of certain events described in the Operating Partnership’s partnership agreement, Class B or Class C units may convert into an equal number of OP units.
(3)Includes (i) 189 shares held by Mr. Chao’s wife and (ii) 1,809 shares of unvested restricted stock held by Mr. Chao.
(4)Includes 1,809 shares of unvested restricted stock.
(5)Represents shares held by a family trust, as to which Mr. Quazzo has voting and dispositive power, and includes 1,809 shares of unvested restricted stock held directly.

(6)Includes (i) 77,355 shares of our common stock held by PELP, as to which Mr. Edison has voting and dispositive power, and (ii) 12,089 shares of common stock held by Edison Properties LLC, as to which Mr. Edison has shared voting and dispositive power.
(7)Includes (i) 77,355 shares of our common stock held by PELP, as to which Mr. Edison has voting and dispositive power, (ii) 12,089 shares of common stock and 1,030,857 OP units held by Edison Properties LLC, as to which Mr. Edison has shared voting and dispositive power, (iii) 251,692 OP units held by Old 97, Inc., as to which Mr. Edison has shared voting and dispositive power, (iv) 17,056 OP units held by a trust, of which Mr. Edison’s wife is the trustee and a beneficiary, (v) 2,037,607 OP units held by a trust, of which Mr. Edison’s wife is the trustee and their descendants are beneficiaries, and (vi) 391,936 OP units held by a trust, of which Mr. Edison is a co-trustee and beneficiary. Does not include 97,010 unvested time-based LTIP units held by Mr. Edison, as they do not vest within 60 days of June 30, 2021. Except for the securities held directly by Mr. Edison, Mr. Edison disclaims beneficial ownership of the remaining securities except to the extent of his pecuniary interest therein.
(8)Includes 247,030 OP units held by DJM Investments LLC, as to which Mr. Murphy has voting and dispositive power. Does not include 6,601 unvested time-based LTIP units held by Mr. Murphy, as they do not vest within 60 days of June 30, 2021.
(9)Does not include 33,383 unvested time-based LTIP units held by Mr. Myers, as they do not vest within 60 days of June 30, 2021.
(10)Does not include 5,029 unvested time-based LTIP units held by Mr. Caulfield, as they do not vest within 60 days of June 30, 2021.
(11)Does not include 2,743 unvested time-based LTIP units held by Ms. Brady, as they do not vest within 60 days of June 30, 2021.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Related Party Transactions Policy and Procedures
The Board has adopted a Related Party Transactions Policy and Procedures that requires certain transactions to be reviewed and approved or ratified by the Audit Committee. The policy applies to all transactions or series of transactions in which the aggregate amount involved will or may exceed $120,000 in any fiscal year, between the Company and a director, executive officer, beneficial owner of more than 5% of our common stock and Class B common stock, or immediate family member of the foregoing, in which such related person had, has, or will have a direct or indirect material interest. Prior to entering into a transaction covered by the policy, a majority of the members of the Audit Committee must conclude that the transaction is fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.
The Audit Committee has preapproved certain transactions that involve: (i) employment of an executive officer if the related compensation is required to be reported in the Company’s proxy statement or Annual Report on Form 10-K under Item 402 of Regulation S-K; (ii) any compensation paid to a director if the related compensation is required to be reported in the Company’s proxy statement or Annual Report on Form 10-K under Item 402 of Regulation S-K; and (iii) any transaction with another company where the related person’s interest arises solely as an employee, a beneficial owner of less than 10% of that company’s equity, or in the case of limited partnerships, a limited partner, if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of that company’s total annual revenues.
Agreements with Related Persons
PELP Services Agreement—Pursuant to our services agreement with PELP, which has a five-year term through October 3, 2022, we provide asset and fund management services to PELP. PELP is in the process of winding down and only has approximately $7.5 million in net assets as of March 31, 2021. Mr. Edison, our Chairman and Chief Executive Officer, co-founded PELP, has served as a principal since 1995, and owns approximately 47% of the outstanding ownership interests of PELP. PELP paid us the entire annual fee of $10,000 due under our services agreement during the three months ended March 31, 2021. For the years ended December 31, 2021, December 31, 2019, and December 31, 2018, PELP paid us management fees and reimbursable third-party expenses of approximately $50,000, $175,000, and $200,000, respectively.
Tax Protection Agreements—We, the Operating Partnership, and certain persons who are limited partners of the Operating Partnership, or the protected partners, entered into a tax protection agreement, or the 2017 TPA, on October 4, 2017 in connection with the closing of the PELP Transaction. The 2017 TPA requires the indemnification of the protected partners for tax liabilities in certain instances as detailed below. As a result of our effective tax planning and use of Section 1031 Exchanges, no liability under the 2017 TPA has been incurred to date. We believe that we will either (i) continue to own and operate the remaining protected properties or (ii) be able to successfully complete Section 1031 Exchanges (unless there is a change in applicable law) or complete other tax efficient transactions to avoid any liability under the 2017 TPA during the term of the 2017 TPA.
In accordance with the 2017 TPA, if, during the period beginning on October 4, 2017 and ending on October 4, 2027, or the tax protection period, the Operating Partnership: (i) without the written approval of the “Partners’ Representative” (as defined in the 2017 TPA), (A) sells, exchanges, transfers, or otherwise disposes of certain properties in a transaction that would result in the recognition of taxable income or gain by any protected partner under Section 704(c) of the Code, or (B) undertakes any merger, combination, consolidation, or similar transaction (including a transfer of all or substantially all assets), or a fundamental transaction, that would result in the recognition of taxable income or gain by any protected partner, or (ii) fails (without the written approval of the Partners’ Representative) to maintain certain minimum levels of indebtedness that would be allocable to each protected partner for tax purposes or, under certain circumstances, to offer the protected partners the opportunity to guarantee certain types of the Operating Partnership’s indebtedness, then the Operating Partnership will pay each affected protected partner an amount of cash equal to the estimated applicable “make whole amount.” The “make whole amount” applicable to a transfer or transaction described in clause (i) above is generally equal to the sum of (1) the product of the applicable amount of income or gain recognized by the protected partner in respect of such transfer or transaction, multiplied by an assumed tax rate (based on the highest combined statutory U.S. federal and state tax rate), plus (2) a tax gross-up amount. The “make whole amount” applicable to a breach by the Operating Partnership of the obligations described in clause (ii) above is generally equal to the sum of (1) the product of the amount of income or gain recognized by the protected partner by reason of such breach, multiplied by an assumed tax rate, plus (2) a tax gross-up amount. As of July 1, 2021, 36 of our 272 wholly-owned properties, comprising approximately 11.4% of our ABR, are subject to the protection described in clause (i) above, and the potential “make-whole amount” on the estimated aggregate amount of built-in gain subject to such protection is approximately $152.6 million.
Additionally, in the event of any fundamental transaction that occurs during the tax protection period in which the Company or the Operating Partnership is acquired by or merged with or into certain acquiror entities, each protected partner shall be provided with certain choices of consideration for each of their OP units, including (i) the same consideration that is paid with respect to each share of our common stock and (ii) units of partnership interest in certain acquiror partnerships. During the tax protection period, if a protected partner elects to receive the units described in clause (ii) in the preceding sentence and the Company, the Operating Partnership or their successors fail (without the written approval of the Partners’ Representative) to comply with certain equity, leverage or distribution obligations, then to the extent any protected partner elects to, or is required to, receive the consideration payable with respect to the redemption, exchange or other liquidity rights relating to such units, the Operating Partnership will pay each affected protected partner an amount of cash equal to the estimated applicable “make whole amount.” The “make whole amount” applicable to such transaction is generally equal to the sum of (1) the product of the amount of income or gain recognized by the protected partner in respect of such transaction, multiplied by an assumed tax rate, plus (2) a tax gross-up amount.
We and the Operating Partnership expect to enter into an additional tax protection agreement, or the 2021 TPA, around the completion of this offering with Mr. Edison, Mr. Murphy and Mr. Myers, which will become effective upon the expiration of the 2017 TPA. The 2021 TPA will generally have the following terms: (i) the 2021 TPA will severally provide to Mr. Edison, Mr. Murphy and Mr. Myers the same protection provided under the 2017 TPA until 2031, so long as (a) Mr. Edison, Mr. Murphy or

Mr. Myers (or their permitted transferees), as applicable, individually owns at least 65% of the OP units owned by him as of the date of the execution of the 2021 TPA and (b) in the case of Mr. Murphy or Mr. Myers, Mr. Edison individually owns at least 65% of the OP units owned by him as of the date of the execution of the 2021 TPA; and (ii) the 2021 TPA will provide that following the expiration of the four-year tax protection period under the 2021 TPA in 2031, for so long as Mr. Edison holds at least $5 million in value of OP units, (a) Mr. Edison will have the opportunity to guarantee debt of the Operating Partnership or enter into a “deficit restoration” obligation, and (b) the Operating Partnership will provide reasonable notice to Mr. Edison before effecting a significant transaction reasonably likely to result in the recognition of more than one-third of the built-in gain allocated to Mr. Edison that is protected under the 2017 TPA as of the date that the 2021 TPA is executed, and will consider in good faith any proposal made by Mr. Edison relating to structuring such transaction in a manner to avoid or mitigate adverse tax consequences to him; provided, however, that any such proposal by Mr. Edison would not, in the sole discretion of the Board, adversely affect or be reasonably likely to adversely affect the Company (including with respect to the timing or certainty of closing of any such transaction). The Operating Partnership has no obligation to ensure that the counterparty in a transaction accepts any alternative structure proposed by Mr. Edison.
Mr. Edison is a protected partner and the “Partners’ Representative” under the 2017 TPA and the form of the 2021 TPA. Mr. Murphy and Mr. Myers are also protected partners under the 2017 TPA and the form of the 2021 TPA.
PELP Transaction Contribution Agreement—In connection with the PELP Transaction, we entered into a contribution agreement, or, as amended, the PELP Contribution Agreement, with the Operating Partnership and the contributors listed therein. The PELP Contribution Agreement establishes an earn-out structure by which the contributors have the right to receive an aggregate of between a minimum of 1,000,000 and a maximum of 1,666,667 OP units as contingent consideration if a liquidity event, including the approval and listing for trading of our common stock on any national securities exchange, is successfully achieved by the Company by December 31, 2021. Mr. Edison, our Chairman and Chief Executive Officer; Mr. Murphy, our President; and Mr. Myers, our Chief Operating Officer, are expected to receive 47.2%, 8.1%, and 1.1%, respectively, of the OP units awarded. The number of OP units awarded will vary based on the highest volume weighted average price per share of our common stock over any 30-consecutive-trading-day period during the 180 days after the approval and listing for trading of our common stock on a national securities exchange. See “Sensitivity Analysis.”
As described in “Shares Eligible for Future Sale—Redemption Rights,” OP units are redeemable for cash or, at our election, shares of our common stock on a one-for-one basis, subject to adjustment in certain circumstances.
Institutional REIT Contribution Agreement—On July 1, 2021, the Operating Partnership and certain of its subsidiaries entered into a contribution agreement, or the Institutional REIT Contribution Agreement, pursuant to which certain subsidiaries of the Operating Partnership contributed certain assets, including ownership interests in 23 wholly-owned properties, to Phillips Edison Institutional REIT LLC, or the Institutional REIT, in exchange for equity interests in the Institutional REIT in transactions treated as tax-deferred contributions for U.S. federal income tax purposes. In the event we recognize gain on the taxable disposition of the stock of the Institutional REIT during the terms of the 2017 TPA or 2021 TPA, we would incur additional liability under those agreements.
Equity Holder Agreement—We and the Operating Partnership entered into an equity holder agreement at the closing of the PELP Transaction. Among other things, if the shares of our common stock are listed on a national securities exchange and a Form S-3 is filed, each named equity holder will have the opportunity to be named as a selling securityholder and to register their shares of our common stock held (or received upon the exchange of their OP units), subject to certain exceptions. Additionally, the equity holder agreement permits Mr. Edison, our Chairman and Chief Executive Officer, or his designee, to be nominated to the Board through 2027, subject to certain terminating events, including the sale or transfer of more than 35% of the OP units that Mr. Edison beneficially owned immediately following the closing of the PELP Transaction. However, in connection with the execution of the 2021 TPA, such nomination right will be terminated and we will no longer have any directors or officers with Board nomination rights.
Airplane Leases—PECO Air L.L.C., or PECO Air, an entity in which Mr. Edison, our Chairman and Chief Executive Officer, owns a 50% interest, owns an airplane that the Company uses for business purposes in the course of its operations pursuant to two written lease agreements. Pursuant to the two lease agreements, we pay PECO Air aggregate annual fees of approximately $0.8 million. For the quarter ended March 31, 2021, we made aggregate payments to PECO Air of approximately $0.2 million. We made annual aggregate payments to PECO Air of approximately $1.0 million for the year ended December 31, 2020, $1.0 million for the year ended December 31, 2019, and $0.8 million for the year ended December 31, 2018. In addition, we entered into an aircraft time sharing agreement with Mr. Edison for personal use of the aircraft leased to us by PECO Air. The FAA limits the costs that can be charged and reimbursed under a time share arrangement. Mr. Edison pays an hourly fee that is within the constraints of the FAA requirements. The cost to us exceeded the amount reimbursed by approximately $6,200 for the quarter ended March 31, 2021, $18,000 for the year ended December 31, 2020, $21,200 for the year ended December 31, 2019, and $7,800 for the year ended December 31, 2018, which amounts are included in the “All Other Compensation” column of the table set forth in “Executive Compensation Tables—Summary Compensation Table.”
Reserved Share Program
At our request, an affiliate of BofA Securities, Inc., a participating underwriter in the offering, has reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, associates, and certain other related persons. The reserved share program will not limit the ability of such directors, officers, associates, and related persons to purchase more than $120,000 in value of our common stock. We do not currently know the extent to which these related persons will participate in our reserved share program, if at all, or the extent to which they will purchase more than $120,000 in value of our common stock.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES
The following is a discussion of certain of our investment, financing, and other policies that will be in place following the completion of this offering. These policies have been determined by our Board and management and, in general, may be amended and revised from time to time at the discretion of our Board and management without notice to or a vote of our stockholders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information regarding our business and operations.
Investment Policies
Investment in Real Estate or Interests in Real Estate
Our investment objectives are to increase cash flow from operations, achieve sustainable long-term growth, and maximize stockholder value to allow for stable dividends and stock appreciation utilizing our internal portfolio management, leasing, legal, construction, property management, and acquisitions teams. Our leasing and property management associates are strategically located in key markets across the country and support our business with their local knowledge. We have not established a specific policy regarding the relative priority of our investment objectives. For a more detailed discussion of our shopping centers and our acquisition and other strategic objectives, see “Our Business and Properties.”
We have invested in, and intend to continue to acquire and manage, primarily well-occupied, omni-channel grocery-anchored neighborhood and community shopping centers leased to a mix of solid national, regional, and local credit retailers selling essential- and necessity-based goods and services in strong demographic markets throughout the United States. We bring our extensive experience to every shopping center we acquire and expect to build upon our existing high-quality portfolio, maintaining our focus on internet resistant and omni-channel goods and services.
We view our investment strategy and allocation of capital as key to PECO’s long-term success. Our management team has an established record of creating strong risk adjusted returns, which we believe is attributable to (i) our consistent, experienced senior management team focused on each acquisition decision, (ii) using data (including our proprietary algorithms on each market, each shopping center, and each grocery anchor) to back test our decisions and provide action points on our acquisition decisions, and (iii) holding our internal operating platform accountable for achieving our underwriting projections.
All of our acquisitions are reviewed, and must be unanimously approved, by PECO’s Acquisitions Committee, which is comprised of (i) our Chief Executive Officer, (ii) our President, (iii) our Chief Operating Officer, and (iv) our Senior Vice President of Portfolio Management.
Future investment activities will not be limited to any geographic area, product type, or specified percentage of our assets. While we may diversify in terms of property locations, size, and market or submarket, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment or development activities in a manner that is consistent with our qualification as a REIT for U.S. federal income tax purposes. We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. In addition, we may purchase or lease income-producing commercial and other types of properties for long-term investment, expand and improve the shopping centers we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant. PECO’s action-oriented portfolio management team is closely involved in such decisions, as it is ultimately responsible for achieving our underwriting projections and unlocking incremental value in each PECO asset. To achieve their goals, our portfolio managers have intimate knowledge of our centers, are locally smartTM, and lead the effort to maximize property-level results and value creation.
PECO’s alternative growth team is focused on utilizing our platform to identify and invest in alternative projects that can provide outsized returns for the Company. We anticipate this group will provide alpha to our core bricks and mortar business and will expand our retail relationships. The largest contribution from this group is our investment management business, which currently has over $450 million of assets under management through joint ventures with institutional partners Northwestern Mutual and TPG Real Estate. We may continue to participate with third parties in property ownership through joint ventures or other types of co-ownership if we determine that doing so would be the most economically attractive means of owning and acquiring shopping centers. We do not expect, however, to enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, preferred stock, or options to purchase stock or interests in our subsidiaries, including our Operating Partnership.
Equity investments in acquired shopping centers may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these investments. Principal and interest on our debt will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be required to register as an investment company under the Investment Company Act.
Investments in Real Estate Mortgages
Although not our primary focus, we may elect, in our discretion, to invest in mortgages and other types of real estate interests, including, without limitation, participating or convertible mortgages, provided, in each case, that such investment is consistent with our qualification as a REIT. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment.
Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers
Subject to the asset tests and gross income tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities, or securities of other issuers, including for the purpose of exercising control over such entities. We do not currently have any policy limiting the types of entities in which we may invest or the proportion of assets to be so invested, whether through acquisition of an entity’s common stock, limited liability or partnership interests, interests in another REIT, or through entry into a joint venture. As of March 31, 2021, we have not invested in any marketable securities. To the extent we make such investments in the future, we intend to invest primarily in entities that own retail real estate. We have no current plans to make material additional investments in entities that are not engaged in real estate activities; however, our alternative growth team may selectively invest in retail concepts that can be expanded in our portfolio. Our investment objectives with our in-house operating capabilities are to maximize the cash flow of our investments, acquire investments with growth potential, and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of our Company. We have not established a specific policy regarding the relative priority of these investment objectives.
Investment in Other Securities
Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks, or common stock.
Dispositions
Our portfolio management team is responsible for driving the right disposition strategy for the Company by utilizing a proprietary quadrant analysis, which is based upon both our proprietary risk algorithm and continuously updated five-year financial plan for each property. We may dispose of shopping centers if, based upon our portfolio management team’s ongoing review of our portfolio, our executive management team and Board determines such action would be in our best interest. In addition, we may elect to enter into joint ventures or other types of co-ownership with respect to shopping centers that we already own, either in connection with acquiring interests in other shopping centers (as discussed above in “—Investment in Real Estate or Interests in Real Estate”) or from investors to raise equity capital.
Financing Policies
We expect to employ leverage in our capital structure in amounts determined from time to time by our Board. Although our Board has not adopted a policy that limits the total amount of indebtedness that we may incur, it will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur, nor do they restrict the form in which our indebtedness is taken (including recourse or non-recourse debt, cross collateralized debt, etc.). Our Board may from time to time modify our debt policy in light of the then-current economic conditions, relative costs of debt and equity capital, market values of our shopping centers, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities, and other factors.
To the extent our Board decides to obtain additional capital, we may, without stockholder approval, issue debt or equity securities, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes), or pursue a combination of these methods.
Conflict of Interest Policies
We have adopted certain policies designed to eliminate or minimize certain potential conflicts of interest. Specifically, we adopted a Code of Business Conduct and Ethics that generally prohibits conflicts of interest between our officers, directors, and associates on the one hand, and our Company on the other hand. However, we cannot assure you these policies or similar provisions of law will always succeed in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.
Policies with Respect to Other Activities
We have authority to offer common stock, preferred stock, options to purchase stock, or other securities in exchange for property, and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. Our Board has no present intention of causing us to repurchase any common stock, although we may do so in the future. We may issue preferred stock from time to time, in one or more series, as authorized by our Board without the need for stockholder approval. See “Description of Capital Stock.” We have not engaged in trading, underwriting, or agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code or the applicable Treasury Regulations our Board determines that it is no longer in our best interest to qualify as a REIT. We may make loans to third parties, including, without limitation, to joint ventures in which we participate. We intend to make investments in such a way that we will not be treated as an investment company under the Investment Company Act of 1940, as amended.

THE OPERATING PARTNERSHIP AND THE PARTNERSHIP AGREEMENT
A summary of the material terms and provisions of the Fourth Amended and Restated Agreement of Limited Partnership of Phillips Edison Grocery Center Operating Partnership I, L.P., which we refer to as the “partnership agreement,” is set forth below. This summary is not complete and is subject to and qualified in its entirety by reference to the applicable provisions of Delaware law and the partnership agreement. For more detail, please refer to the partnership agreement itself, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.” For purposes of this section, references to “we,” “our,” and “us” refer solely to Phillips Edison & Company, Inc. and not any of its subsidiaries.
General
Substantially all of our assets are held by, and substantially all of our operations are conducted through, the Operating Partnership, either directly or through subsidiaries. As of June 30, 2021, approximately 5.3 million OP units were held by third-party limited partners and approximately 8.1 million OP units were held by our management team, and we directly owned approximately 89.2% of the outstanding OP units. We also indirectly hold the sole general partnership interest in the Operating Partnership through Phillips Edison Grocery Center OP GP I, LLC, our wholly-owned subsidiary, the general partner of the Operating Partnership.
Purpose, Business, and Management
The Operating Partnership is formed for the purpose of conducting any business, enterprise, or activity permitted by or under the Delaware Revised Uniform Limited Partnership Act. However, the Operating Partnership may not take, or refrain from taking, any action which, in the general partner’s judgment, in its sole and absolute discretion:
•could adversely affect our ability to continue to qualify as a REIT, unless we otherwise cease to qualify as a REIT;
•could subject us to any additional taxes under Section 857 or Section 4981 of the Code; or
•could violate any law or regulation of any governmental body or agency having jurisdiction over us or our securities, unless we have specifically consented to such action (or inaction) in writing.
In general, our Board manages the business and affairs of the Operating Partnership through control of the general partner, which directs the Operating Partnership’s business and affairs. If there is a conflict in the fiduciary duties owed by us (as the sole member of the general partner) to our stockholders on one hand and by the general partner to any limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or any limited partners; provided, however, to the extent that any such conflict cannot be resolved in a manner not adverse to either our stockholders or any limited partners, we shall be entitled to resolve such conflict in favor of our stockholders. Notwithstanding anything to the contrary in the partnership agreement, under no circumstances will our fiduciary duties of the general partner require it to breach the 2017 TPA. The partnership agreement also provides that the general partner will not be liable to the Operating Partnership, its partners, or any other person bound by the partnership agreement for monetary damages for losses sustained, liabilities incurred, or benefits not derived by the Operating Partnership or any limited partner, except for liability for the general partner’s intentional harm or gross negligence. Moreover, the partnership agreement provides that the Operating Partnership is required to indemnify the general partner and its members, managers, managing members, officers, employees, agents, and designees from and against any and all claims that relate to the operations of the Operating Partnership, except: (i) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active or deliberate dishonesty; (ii) for any transaction for which the indemnified party received an improper personal benefit, in money, property, or services or otherwise in violation or breach of any provision of the partnership agreement; or (iii) in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful.
Except as otherwise expressly provided in the partnership agreement and subject to the rights of future holders of any class or series of partnership interests, all management powers over the business and affairs of the Operating Partnership are exclusively vested in Phillips Edison Grocery Center OP GP I, LLC, in its capacity as the sole general partner of the Operating Partnership. No limited partner, in its capacity as a limited partner, has any right to participate in or exercise management power over the Operating Partnership’s business, transact any business in the Operating Partnership’s name, or sign documents for or otherwise bind the Operating Partnership. Phillips Edison Grocery Center OP GP I, LLC may not be removed as the general partner of the Operating Partnership, with or without cause, by the limited partners. In addition to the powers granted to the general partner under applicable law or any provision of the partnership agreement, but subject to certain other provisions of the partnership agreement and the rights of future holders of any class or series of partnership interest, Phillips Edison Grocery Center OP GP I, LLC, in its capacity as the general partner of the Operating Partnership, has the full and exclusive power and authority to do all things that it deems necessary or desirable to conduct the business and affairs of the Operating Partnership, to exercise or direct the exercise of all of the powers of the Operating Partnership, and to effectuate the purposes of the Operating Partnership without the approval or consent of any limited partner. The general partner may authorize the Operating Partnership to incur debt and enter into credit, guarantee, financing, or refinancing arrangements for any purpose, including, without limitation, in connection with any acquisition of shopping centers, on such terms as it determines to be appropriate, and to acquire or dispose of any, all, or substantially all of its assets (including goodwill), dissolve, merge, consolidate, reorganize or otherwise combine with another entity, without the approval or consent of any limited partner. Subject to the exceptions described below, the general partner may execute, deliver, and perform agreements and transactions on behalf of the Operating Partnership without the approval or consent of any limited partner.

Redemption Rights of Qualifying Parties
Beginning 12 months after first acquiring such OP units, each limited partner and some assignees of limited partners will have the right, subject to the terms and conditions set forth in the partnership agreement, to require the Operating Partnership to redeem all or a portion of the OP units held by such limited partner or assignee in exchange for a cash amount per OP unit equal to the value of one share of our common stock, determined in accordance with and subject to adjustment under the partnership agreement. The Operating Partnership’s obligation to redeem OP units does not arise and is not binding against the Operating Partnership until the fourth business day after the general partner receives the holder’s notice of redemption or, if earlier, the day the general partner notifies the holder seeking redemption that the general partner has declined to require us to acquire some or all of the OP units tendered for redemption. If the general partner does not elect to require us to acquire the OP units tendered for redemption in exchange for shares of our common stock (as described below), the Operating Partnership must deliver the cash redemption amount, subject to certain exceptions, on or before the sixth business day after the general partner receives the holder’s notice of redemption. In the event the general partner elects not to require us to acquire any OP units that are tendered for redemption, the Operating Partnership may elect to raise funds for the payment of the cash redemption pursuant to the terms further described in the partnership agreement. Among other limitations, a limited partner or qualifying assignee may not require the Operating Partnership to redeem its OP units if the exchange of such OP units for shares of our common stock would cause any person to violate the restrictions on ownership and transfer of our stock or violate certain limitations intended to prevent the Operating Partnership from being treated as a “publicly traded partnership” under the Code.
On or before the close of business on the third business day after a holder of OP units gives notice of redemption to us, the general partner may, in its sole and absolute discretion but subject to the restrictions on the ownership and transfer of our stock set forth in our charter and described in “Description of Capital Stock – Restrictions on Ownership and Transfer,” elect to require us to acquire some or all of the OP units tendered for redemption from the tendering party in exchange for shares of our common stock, based on an exchange ratio of one share of common stock for each OP unit, subject to adjustment as provided in the partnership agreement. The partnership agreement does not require us to register, qualify, or list any shares of common stock issued in exchange for OP units with the Securities and Exchange Commission, with any state securities commissioner, department, or agency, under the Securities Act or the Exchange Act or with any stock exchange.
Transferability of Operating Partnership Units; Extraordinary Transactions
Generally, prior to the first 12-month anniversary of acquiring their OP units, limited partners in the Operating Partnership cannot transfer all or any portion of their partnership interest without the written consent of the general partner. Beginning 12 months after first acquiring OP units, a limited partner (other than us) may, without the consent of the general partner, transfer all or any portion of its partnership interest or any of such limited partner’s economic right as a limited partner, subject to the satisfaction of the following conditions:
•General Partner Right of First Refusal. The transferring partner is required to give written notice of the proposed transfer to the general partner, upon which the general partner may elect to purchase such partnership units on the same terms as the proposed transfer described in the written notice.
•Qualified Transferee. Transfers of partnership interests shall be made only to an “accredited investor” as defined in Rule 501 promulgated under the Securities Act.
•Opinion of Counsel. The transferring partner shall deliver or cause to be delivered to the general partner an opinion of counsel reasonably satisfactory to it that the proposed transfer will not require a registration under the Securities Act or violation any applicable securities laws.
•Minimum Transfer Restriction. Any transferring partner may not transfer less than the lesser of (i) 500 OP units or (ii) all of the remaining OP units owned by such transferring partner.
Phillips Edison Grocery Center OP GP I, LLC, the general partner of the Operating Partnership, generally is not able to withdraw voluntarily from the Operating Partnership or transfer any of its interest in the Operating Partnership unless the withdrawal or transfer is: (i) to us; (ii) to a subsidiary that is wholly-owned by us or the general partner and is a “qualified REIT subsidiary” (as defined in Section 856(i) of the Code); or (iii) with the consent of the limited partners holding percentage interests in the Operating Partnership greater than 66 2/3% of the aggregate percentage interests of all limited partners.
The partnership agreement provides that we may not, without the approval of 66 2/3% of the aggregate interests of the outside limited partners in our operating partnership (which excludes us and our subsidiaries), engage in any merger, consolidation, or other combination of us or the Operating Partnership with or into another entity or sale of all or substantially all of our or the Operating Partnership’s assets, or any reclassification, recapitalization, or change of any outstanding shares of our capital stock or other equity interests (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination of our common stock), unless:
•in connection with such a transaction, all limited partners (other than us), will receive, or will have the right to elect to receive on substantially identical terms as holders of our common stock, for each OP unit an amount of cash, securities, or other property equal in value to the greatest amount of cash, securities, or other property paid in the transaction to a holder of shares of our common stock, provided that if, in connection with the transaction, a purchase, tender, or exchange offer shall have been made to and accepted by the holders of the outstanding shares of our common stock, each holder of OP units shall be given the option to exchange its OP units for the greatest amount of cash, securities, or other property that a limited partner would have received had it exercised its redemption right and received shares of our common stock in exchange for its partnership units immediately prior to the expiration of such purchase, tender, or exchange offer and had thereupon accepted such purchase, tender, or exchange offer; or
•all the following conditions are met: (i) substantially all of the assets directly or indirectly owned by the surviving partnership are owned directly or indirectly by the Operating Partnership or another limited partnership or limited liability company, which we refer to as the surviving partnership; (ii) the limited partners that held OP units immediately prior to the transaction own a percentage interest of the Surviving Partnership based on the relative fair market value of the net assets of the Operating Partnership and the other net assets of the surviving partnership immediately prior to the consummation of such transaction; (iii) the rights, preferences, and privileges of such limited partners in the surviving partnership are at least as favorable as those in the partnership agreement and as those applicable to any other limited partners or non-managing members of the surviving partnership; and (iv) the rights of the limited partners include at least the following: (A) the right to redeem their interests in the surviving partnership for consideration paid in the transaction to a holder of shares of our common stock; or (B) the right to redeem their interests in the surviving partnership for cash on terms substantially equivalent to those in effect prior to consummation of such transaction, or, if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, such common equity securities, with an exchange ratio based on the relative fair market value of such securities and the shares of our common stock as of the time of the transaction.
Notwithstanding the foregoing, the partnership agreement requires the general partner or us, as the parent of the general partner, to obtain the approval of the limited partners in the Operating Partnership (including us and our subsidiaries) in connection with the consummation by us or the Operating Partnership of (i) a merger, consolidation, or other change of control (as defined below) transaction, (ii) any merger involving the Operating Partnership, (iii) the sale of all or substantially all of our assets or the assets of the Operating Partnership to any person, or (iv) any OP unit issuance in respect of a transaction required to be submitted for approval of our stockholders, unless:
•the general partner provides the limited partners with advance notice;
•in connection with such advance notice, the general partner provides the limited partners with written materials describing the proposed transaction; and
•the transaction is approved by the holders of the partnership interests issued under the partnership agreement at the same level of approval as required for the approval of the holders of shares of our common stock. For this purpose, approval is obtained when the sum of (i) the number of OP units consenting to the transaction that are held by the limited partners (other than us and our subsidiaries) plus (ii) the product of (A) the number of OP units held by us and our subsidiaries multiplied by (B) the percentage of the votes that were cast in favor of the transaction by the holders of shares of our common stock, exceeds the level of approval required for holders of shares of our common stock to approve the transaction.
Under the partnership agreement, a “change of control” means (i) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) (A) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in a single transaction or series of related transactions, by way of purchase, exchange, merger, consolidation, recapitalization, reorganization, reclassification, business combination, or other similar transaction of more than 50% of the total voting power of (1) us or (2) any of our direct or indirect parent entities (or its or their successors by merger, consolidation, or purchase of all or substantially all of its or their assets); or (B) becomes entitled, either alone or together with its affiliates or group members, to nominate, designate, or elect a majority of our Board; or (ii) our stockholders (or the stockholders of our successors by merger, consolidation, reorganization, business combination, or other similar transaction) adopt a plan or proposal for liquidation or dissolution of us or the Operating Partnership.
Additional Limited Partners
We may cause the Operating Partnership to issue additional units or other partnership interests and to admit additional limited partners to the Operating Partnership from time to time, on such terms and conditions and for such capital contributions as we may establish in our sole and absolute discretion, without the approval or consent of any limited partner. The net capital contribution need not be equal for all limited partners. Each person admitted as an additional limited partner must make certain representations to each other partner relating to, among other matters, such person’s ownership of any Neighbor or the Operating Partnership. No person may be admitted as an additional limited partner without our consent, which we may give or withhold in our sole and absolute discretion, and no approval or consent of any limited partner will be required in connection with the admission of any additional limited partner.
The Operating Partnership may issue additional partnership interests in one or more series or classes, or in one or more series of any such class senior, on a parity with, or junior to the OP Units to any persons at any time or from time to time, on such terms and conditions as the general partner shall establish in each case in its sole and absolute discretion subject to Delaware law, without the approval of any limited partner or any other person. Without limiting the generality of the foregoing, we may specify, as to any such class or series of partnership interest:
•the allocations of items of partnership income, gain, loss, deduction, and credit to each such class or series of partnership interest;
•the right of each such class or series of partnership interest to share in partnership distributions; and
•the rights of each such class or series of partnership interest upon dissolution and liquidation of the Operating Partnership.

Ability to Engage in Other Businesses; Conflicts of Interest
We may not conduct any business other than in connection with the ownership, acquisition and disposition of partnership interests, the management of the business and affairs of the Operating Partnership and its general partner, our operation as a reporting company with a class (or classes) of securities registered under the Exchange Act, our operations as a REIT, the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests, financing or refinancing of any type related to the Operating Partnership or its assets or activities, and such activities as are incidental to those activities discussed above. In general, we must contribute any assets or funds that we acquire to the Operating Partnership in exchange for additional partnership interests. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through the Operating Partnership so long as we take commercially reasonable measures to ensure that the economic benefits and burdens of such property are otherwise vested in the Operating Partnership.

SENSITIVITY ANALYSIS
Throughout this prospectus, certain information includes 1,000,000 OP units we expect to issue to settle the earn-out we entered into in connection with the PELP Transaction but excludes up to 666,667 additional OP units we may issue in connection with settlement of the earn-out, subject to the achievement of varying liquidity event prices per share described below. In connection with the PELP Transaction, we entered into a contribution agreement, or the PELP Contribution Agreement, with the Operating Partnership and the contributors listed therein, pursuant to which the contributors have the right to receive a minimum of 1,000,000 and a maximum of 1,666,667 OP units as contingent consideration if a liquidity event, including the approval and listing for trading of our common stock on any national securities exchange, is successfully achieved by the Company by December 31, 2021. The number of OP units awarded will vary based on the highest volume weighted average price per share of our common stock over any 30 consecutive trading day period during the 180 days after the approval and listing for trading of our common stock on a national securities exchange, or the liquidity event price per share:
•if the liquidity event price per share is greater than or equal to $33.60, the contributors will receive 1,666,667 OP units;
•if the liquidity event price per share is less than $33.60 but greater than or equal to $26.40, the contributors will receive a number of OP units equal to (i) 1,000,000 plus (ii) the product of (A) 666,667 and (B) the quotient obtained by dividing the liquidity event price per share in excess of $26.40 by $7.20; or
•if the liquidity event price per share is less than $26.40, the contributors will receive 1,000,000 OP units.
The following table sets forth this information at low-, mid-, and high-points of the liquidity event price per share range (dollars and units in thousands):

	Price Per Share
	$26.40	$28.20	$30.00	$31.80	$33.60
Number of OP units to be issued to contributors(1)	1,000	1,167	1,333	1,500	1,667
Value of OP units to be issued to contributors(1)	$26,400	$32,900	$40,000	$47,700	$56,000
(1)For more information regarding the beneficial ownership of shares of our common stock immediately following the completion of this offering and the debt conversion, please see “Principal Stockholders.” Mr. Edison, our Chairman and Chief Executive Officer, Mr. Murphy, our President, and Mr. Myers, our Chief Operating Officer, are expected to receive 47.2%, 8.1%, and 1.1%, respectively, of the OP units awarded.

DESCRIPTION OF CAPITAL STOCK
The following is a summary of the general terms of our capital stock as in effect upon completion of this offering. You should read our charter and bylaws and the applicable provisions of Maryland law for complete information on our capital stock. Our Board has authorized and approved the Fifth Amended and Restated Bylaws, effective as of and conditioned upon the closing of this offering. Our Board has also approved, conditioned upon the execution of the underwriting agreement providing for the purchase by the underwriters of the shares of our common stock in this offering, the filing with the SDAT of articles supplementary relating to Subtitle 8 of Title 3 of the MGCL, as described below. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the provisions of our charter and bylaws, as they will be in effect upon completion of this offering, which are filed as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of the Maryland General Corporation Law, or the MGCL. See “Where You Can Find More Information.”
General
Our charter currently provides that we may issue up to 1,000,000,000 shares of common stock, $0.01 par value per share, of which 350,000,000 shares are designated as Class B common stock, and up to 10,000,000 shares of preferred stock, $0.01 par value per share. Our charter authorizes our Board, without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock that we are authorized to issue or the number of authorized shares of any class or series. Upon completion of this offering, 17,000,000 shares of our common stock, 93,639,517 shares of our Class B common stock, and no shares of our preferred stock will be issued and outstanding, assuming that the underwriters do not exercise their option to purchase up to an additional 2,550,000 shares of our common stock to cover overallotments, if any. Under Maryland law, our stockholders generally are not liable for our debts or obligations solely as a result of the stockholder’s status as a stockholder.
Common Stock
All of the shares of common stock offered by this prospectus will, upon issuance, be duly authorized, fully paid and nonassessable. Subject to the preferential rights, if any, of holders of any other class or series of our stock and to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, holders of our common stock are entitled to receive dividends when, as and if authorized by our Board and declared by us out of assets legally available for distribution to our stockholders, and will be entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities.
Subject to the specific class voting rights, if any, of holders of any other class or series of our stock, and to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. Except as provided with respect to any other class or series of our stock, the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors. In uncontested elections, directors are elected by the affirmative vote of a majority of all the votes cast “for” and “against” each director nominee. In contested elections, directors are elected by a plurality of the votes cast. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Election and Removal of Directors; Board of Directors.”
Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights, nor do they have any preemptive rights to subscribe for any securities of PECO. Holders of our common stock and generally also have no appraisal rights unless our Board determines that appraisal rights apply, with respect to all or any classes or series of common stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of its stock, shares of common stock will have equal distribution, liquidation and other rights.
Under Maryland law and our charter, we generally cannot amend our charter, consolidate, convert, merge, sell all or substantially all of our assets, engage in a statutory share exchange or dissolve unless the action is advised by our Board and approved by the affirmative vote of stockholders entitled to cast majority of all of the votes entitled to be cast on the matter. Maryland law also permits a Maryland corporation to transfer all or substantially all of its assets without the approval of its stockholders to an entity owned, directly or indirectly, by the corporation. Because our operating assets may be held by our wholly-owned subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.
Class B Common Stock
Except as described below, shares of our Class B common stock have identical preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption as all other shares of our common stock.
Upon the six-month anniversary of the listing of our common stock for trading on a national securities exchange, or such earlier date or dates as approved by our Board with respect to all or any portion of the outstanding shares of our Class B common stock, each share of our Class B common stock will automatically, and without any stockholder action, convert into one share of listed common stock.
There is no public market for shares of our Class B common stock. Until shares of our Class B common stock convert into common stock and become listed on a national securities exchange, they cannot be traded on a national securities exchange. As a result, holders of our Class B common stock have very limited, if any, liquidity options with respect to their shares of our Class B common stock until such conversion.

Tender Offers
Our charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. If a person makes a tender offer that does not comply with such provisions, we will have the right to redeem that person’s shares and any shares acquired in such tender offer. The redemption price of the shares in connection with a non-compliant tender offer will be the lesser of (i) the price then being paid per share purchased in our latest offering at full purchase price (not discounted for commission reductions or for reductions in sale price permitted pursuant to our distribution reinvestment plan), (ii) the fair market value of our shares as determined by an independent valuation obtained by us or (iii) the lowest tender offer price offered in such non-compliant tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.
Preferred Stock
Under our charter, our Board, without stockholder approval, is authorized to approve the issuance of shares of preferred stock in one or more classes or series, to establish the number of shares in each class or series, and to fix the terms thereof. Our Board could authorize the issuance of additional shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of common stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares over the then-market price of such shares of common stock.
Power to Reclassify and Increase the Number of Authorized Shares of Stock
Our Board may, without common stockholder approval, classify any unissued shares of our preferred stock and reclassify any unissued shares of our common stock or previously-classified shares of our preferred stock into other classes or series of stock. Before authorizing the issuance of shares of any new class or series, our Board must set, subject to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption for each class or series of stock. In addition, our charter authorizes our Board, with the approval of a majority of the entire Board and without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock, or the number of shares of any class or series of stock, that we are authorized to issue. These actions can be taken without common stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of our stock, or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.
Restrictions on Ownership and Transfer
In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons or entities during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).
Our charter contains restrictions on the ownership and transfer of common stock, preferred stock and other capital stock that are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (by value or by number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of common stock, or more than 9.8% of the value of our outstanding capital stock. For purposes of these restrictions, the number and value of outstanding shares of Class B common stock are aggregated with the number and value of outstanding shares of common stock. We refer to these restrictions as the “common stock ownership limit” and the “aggregate stock ownership limit,” respectively, and as the “ownership limits” collectively. A person or entity that becomes subject to one or both of the ownership limits by virtue of a violative transfer that results in a transfer to a trust, as set forth below, is referred to as a “prohibited owner” if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of common stock or our capital stock, as applicable.
The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of common stock or less than 9.8% of the value of our outstanding capital stock (or the acquisition of an interest in an entity that owns, actually or constructively, our capital stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively more than 9.8% of outstanding common stock or capital stock, as applicable, and thereby subject such stock to the applicable ownership limit.
Our Board, in its sole discretion, may exempt (prospectively or retroactively) a person or entity from the aggregate stock ownership limit and the common stock ownership limit, as the case may be, and may establish or increase an excepted holder limit for such person if our Board obtains certain agreements, representations and undertakings from such person or entity required by our charter, if such exemption and/or excepted holder limit will not result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT.
Our Board may increase the common stock ownership limit and the aggregate stock ownership limit for one or more persons or entities and decrease the applicable ownership limit for all other persons and entities if the new common stock ownership limit and/or aggregate stock ownership limit would not allow five or fewer persons or entities to beneficially own more than 49.9% in value of our outstanding capital stock or result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT. Any decreased common stock ownership limit and/or aggregate stock ownership limit will not be effective for any person or entity whose percentage ownership in shares of our stock exceeds the decreased common stock ownership limit and/or aggregate stock ownership limit until such time as such person’s or entity’s percentage of shares of stock equals or falls below the decreased common stock ownership limit and/or aggregate stock ownership limit, but any further acquisition of shares of our stock in excess of such percentage ownership of shares of stock will be in violation of the common stock ownership limit and/or aggregate stock ownership limit.
In addition to the ownership limits, our charter prohibits:
•any person from beneficially or constructively owning shares of our stock that would result in us being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and
•any person from beneficially or constructively owning shares of our stock to the extent that such beneficial ownership or constructive ownership would cause us to recognize income that would otherwise qualify as “rents from real property” for purposes of Section 856(d) of the Code to fail to qualify as such (including, but not limited to, as a result of causing any entity that we intend to treat as an “eligible independent contractor” within the meaning of Section 856(d)(9)(A) of the Code to fail to qualify as such); and
•any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons.
Any person or entity who acquires or attempts or intends to acquire beneficial ownership or constructive ownership of shares of our stock that will or may violate any of these restrictions on ownership and transfer of our stock must give written notice immediately to us of such event or, in the case of such a proposed or attempted transaction, give at least 15 days prior written notice and provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.
Any attempted transfer of shares of our stock that, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be void and the intended transferee will acquire no rights in the shares. Any attempted transfer of our stock or any other event that, if effective, would otherwise result in any person or entity violating the other restrictions on ownership and transfer of our stock described above (including the ownership limits) will cause the number of shares causing the violation (rounded to the nearest whole share) automatically to be transferred to a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day before the purported transfer or other event that results in the transfer to the trust.
Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to dividends and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a proposed transferee before our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee. However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.
Within 20 days of receiving notice of the transfer of shares to the trust, the trustee of the trust must sell the shares to a person or entity selected by the trustee whose ownership of the shares would not violate the ownership limits or the other restrictions on ownership and transfer of our stock. Upon such sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale, and any other amounts held in the trust with respect to such shares, to the prohibited owner and to the charitable beneficiary. The prohibited owner will receive the lesser of (i) the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., in the case of a gift, devise or other such transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trust from the sale or other disposition of the shares held in the trust. The trustee may reduce the amount payable to the prohibited owner by the amount of any distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trust. Any net sale proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary. If, before we discover that shares of stock have been transferred to the trust, the shares are sold by a prohibited owner, then (i) the shares will be deemed to have been sold on behalf of the trust and (ii) to the extent that the prohibited owner received an amount for such shares that exceeds the amount that the prohibited owner was entitled to receive, the excess must be paid to the trust upon demand.
Shares of our stock held in the trust will be deemed to be offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust, the market price of the shares on the day of the event causing the shares to be held in the trust and (ii) the market price on the date we, or our designee, accept the offer. We may reduce the amount so payable by the amount of any dividends or other distributions that we paid to the prohibited owner before we discovered that the shares had been transferred to the trust and that is owed by the prohibited to the trust as described above, and we may pay such amount to the trust for distribution to the charitable beneficiary. We may accept the offer until the trustee has otherwise sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale to the proposed transferee and distribute any dividends or other distributions held by the trustee with respect to the shares to the charitable beneficiary.
In addition, if our Board determines in good faith that a transfer or other event would violate the restrictions on ownership and transfer set forth in our charter, our Board or a committee thereof may take such action as it deems advisable to refuse to give effect to or to prevent such transfer or other event, including, but not limited to, causing us to redeem shares, refusing to give effect to such transfer on our books or instituting proceedings to enjoin the transfer or other event.
Any beneficial owner or constructive owner of shares of our stock and each person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner must provide us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance.
The foregoing restrictions on ownership and transfer of our stock will not apply if our Board determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on beneficial ownership, constructive ownership and transfers of shares of our stock is no longer required in order for us to qualify as a REIT.
Listing
Our common stock has been approved for listing, subject to official notice of issuance, on the Nasdaq Global Select Market under the ticker symbol “PECO.”
Transfer Agent and Registrar
The transfer agent and registrar for shares of our common stock, including our Class B common stock, is Computershare Trust Company, N.A.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
As of June 30, 2021, after giving effect to the Recapitalization, we had approximately 93,639,517 shares of common stock and Class B common stock issued and outstanding, held by a total of 61,688 stockholders of record. The number of stockholders is based on the records of our registrar and transfer agent. Our common stock is not currently traded on any exchange, and there is no established trading market for our common stock.
Valuation Overview—On April 29, 2021, the independent directors of our Board declared the estimated value per share, or EVPS, of our common stock as $31.65. The valuation was based substantially on the estimated “as is” market value of our portfolio of real estate properties in various geographic locations in the United States as well as our pro rata share of those properties owned through our unconsolidated joint ventures (collectively, our “Portfolio”) and the estimated value of in-place contracts of our third-party asset management business as of March 31, 2021.
We provided the EVPS to assist broker-dealers that participated in our public offering in meeting their customer account statement reporting obligations under Financial Industry Regulatory Authority, or FINRA, Rule 2231. This valuation was performed in accordance with the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Institute for Portfolio Alternatives, or IPA, in April 2013, or the IPA Valuation Guidelines.
We engaged Duff & Phelps, LLC, or Duff & Phelps, an independent valuation expert that has expertise in appraising commercial real estate assets, to provide a calculation of the range in EVPS of our common stock as of March 31, 2021. Duff & Phelps prepared a valuation report, or Valuation Report, that provided this range based substantially on its estimate of the “as is” market value of the Portfolio and the estimated value of in-place contracts of the third-party asset management business. Duff & Phelps made adjustments to the aggregate estimated value of our Portfolio to reflect balance sheet assets and liabilities provided by our management as of March 31, 2021, before calculating a range of estimated values based on the number of outstanding shares of our common stock as of March 31, 2021. These calculations produced an EVPS in the range of $29.61 to $33.66 as of March 31, 2021, and the independent directors, after discussions with management, approved $31.65 as the EVPS as of March 31, 2021. We previously established an EVPS of $26.25 (as of March 31, 2020) on May 6, 2020 based substantially on the same methodology and process.
The following table summarizes the material components of the EVPS of our common stock as of March 31, 2021 (in thousands, except per share amounts):

	Low	High
Investment in Real Estate Assets:
Phillips Edison real estate valuation	$5,363,344	$5,788,544
Management company	44,000	44,000
Joint venture properties(1)	71,758	77,854
Total market value	5,479,102	5,910,398

Other Assets:
Cash and cash equivalents	15,649	15,649
Restricted cash	41,621	41,621
Accounts receivable	67,457	67,457
Prepaid expenses and other assets	16,184	16,184
Total other assets	140,911	140,911

Liabilities:
Notes payable and credit facility	21,500	21,500
Mark to market - debt	2,322,090	2,322,090
Derivative liability	42,970	42,970
Accounts payable and accrued expenses	65,777	65,777
Total liabilities	2,452,337	2,452,337

Net Asset Value	$3,167,676	$3,598,972

Common stock and Operating Partnership units, or OP units, outstanding	106,964	106,964
Net Asset Value Per Share	$29.61	$33.66
(1)Represents our pro rata share of the properties owned by our unconsolidated joint ventures.
Our goal is to provide an estimate of the market value of our shares. However, the majority of our assets consist of commercial real estate, and as with any valuation methodology, the methodologies used were based upon a number of assumptions and estimates that may not have been accurate or complete. Different parties with different assumptions and estimates could have derived a different EVPS, and those differences could have been significant. These limitations are discussed further under “Limitations of Estimated Value per Share” below.
Valuation Methodologies—Our goal in calculating an EVPS was to arrive at a value that was reasonable and based off of what we deemed to be appropriate valuation and appraisal methodologies and assumptions and a process that was in accordance with the IPA Valuation Guidelines. The following is a summary of the valuation methodologies and components used to calculate the EVPS.
Independent Valuation Firm—We retained Duff & Phelps on February 11, 2021, as authorized by the independent directors of the Board, to provide independent valuation services. Duff & Phelps, who is not affiliated with us, is a leading global valuation advisor with expertise in complex valuation work. Duff & Phelps had previously provided services to us pertaining to the allocation of acquisition purchase prices for financial reporting purposes in connection with the Portfolio, for which it received usual and customary compensation. Duff & Phelps may be engaged to provide professional services to us in the future. The Duff & Phelps personnel who prepared the valuation had no present or prospective interest in the Portfolio and no personal interest with us.
Duff & Phelps’ engagement for its valuation services was not contingent upon developing or reporting predetermined results. In addition, Duff & Phelps’ compensation for completing the valuation services was not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of us, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of its Valuation Report. We agreed to indemnify Duff & Phelps against certain liabilities arising out of this engagement.
Duff & Phelps’ analyses, opinions, or conclusions were developed, and the Valuation Report was prepared, in conformity with the Uniform Standards of Professional Appraisal Practice. The Valuation Report was reviewed, approved and signed by individuals with the professional designation of MAI (Member of the Appraisal Institute). The use of the Valuation Report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives. Duff & Phelps did not inspect the shopping centers that formed the Portfolio.
In preparing the Valuation Report, Duff & Phelps relied on information provided by us regarding the Portfolio. For example, we provided information regarding building size, year of construction, land size and other physical, financial, and economic characteristics. We also provided lease information, such as current rent amounts, rent commencement and expiration dates, and rent increase amounts and dates.
Duff & Phelps did not investigate the legal description or legal matters relating to the Portfolio, including title or encumbrances, and title to the shopping centers was assumed to be good and marketable. The Portfolio was also assumed to be free and clear of liens, easements, encroachments and other encumbrances, and to be in full compliance with zoning, use, occupancy, environmental and similar laws unless otherwise stated by us. The Valuation Report contains other assumptions, qualifications and limitations that qualify the analysis, opinions and conclusions set forth therein. Furthermore, the prices at which our real estate shopping centers may actually be sold could differ from their appraised values.
The foregoing is a summary of the standard assumptions, qualifications and limitations that generally apply to the Valuation Report.
Real Estate Portfolio Valuation—Duff & Phelps estimated the “as is” market values of the Portfolio as of March 31, 2021 using various methodologies. Generally accepted valuation practice suggests assets may be valued using a range of methodologies. Duff & Phelps utilized the income capitalization approach with support from the sales comparison approach for each property. The income approach was the primary indicator of value, with secondary consideration given to the sales approach. Duff & Phelps performed a study of each market to measure current market conditions, supply and demand factors, growth patterns, and their effect on each of the subject shopping centers.
The income capitalization approach simulates the reasoning of an investor who views the cash flows that would result from the anticipated revenue and expense on a property throughout its lifetime. Under the income capitalization approach, Duff & Phelps used an estimated net operating income, or NOI, for each property, and then converted it to a value indication using a discounted cash flow analysis. The discounted cash flow analysis focuses on the operating cash flows expected from a property and the anticipated proceeds of a hypothetical sale at the end of an assumed holding period, with these amounts then being discounted to their present value. The discounted cash flow method is appropriate for the analysis of investment properties with multiple leases, particularly leases with cancellation clauses or renewal options, and especially in volatile markets.
The sales comparison approach estimates value based on what other purchasers and sellers in the market have agreed to as a price for comparable improved shopping centers. This approach is based upon the principle of substitution, which states that the limits of prices, rents and rates tend to be set by the prevailing prices, rents and rates of equally desirable substitutes. Duff & Phelps gathered comparable sales data throughout various markets as secondary support for its valuation estimate.
The following summarizes the upper and lower bounds of the average terminal capitalization rates and discount rates that were used to arrive at the estimated market values of our Portfolio:

Range in Values
Terminal Capitalization Rate	6.77% - 7.27%
Discount Rate	7.38% - 7.88%
Management Company Valuation—Duff & Phelps estimated the aggregate market value associated with our third-party asset management business using various methodologies. Duff & Phelps considered various applications of the income approach, market approach, and underlying assets approach, with the income approach determined to be the most reliable method for purposes of the analysis. The income approach analysis considered the projected fee income earned for services provided pursuant to various management and advisory agreements over the expected duration of that contract, assuming normal and customary renewal provisions. Such services include property management services performed for the shopping centers in the

Portfolio, as well as property and asset management services for certain unaffiliated real estate investment portfolios. In performing this analysis, solely fee income related to shopping centers owned as of March 31, 2021 was considered. The income approach also considered a reasonable level of expenses to support such activities, as well as other adjustments, and a discount rate that accounted for the time value of money and the risk of achieving the projected cash flows. All other assets and liabilities acquired are short term in nature and therefore the carrying value is considered to approximate the fair value. The result of the income approach analysis was the aggregate market value of the third-party asset management business, from which an estimated market value of net tangible assets (liabilities) was subtracted (added), to result in the aggregate intangible value of the management company.
Sensitivity Analysis—While we believe that Duff & Phelps’ assumptions and inputs were reasonable, a change in these assumptions would have impacted the calculations of the estimated value of the Portfolio, the estimated value of our third-party asset management business, and our EVPS. The table below illustrates the impact on Duff & Phelps’ range in EVPS if the terminal capitalization rates or discount rates were adjusted by 25 basis points and assumes all other factors remain unchanged. Additionally, the table illustrates the impact if only one change in assumptions was made, with all other factors held constant. Further, each of these assumptions could change by more than 25 basis points or 5%.

Resulting Range in Estimated Value Per Share
	Increase of 25 basis points	Decrease of 25 basis points	Increase of 5%	Decrease of 5%
Terminal Capitalization Rate	$28.68 - $32.52	$30.60 - $34.83	$28.32 - $32.19	$30.99 - $35.22
Discount Rate	$28.68 - $32.64	$30.54 - $34.68	$28.20 - $32.19	$31.05 - $35.13
Other Assets and Other Liabilities—Duff & Phelps made adjustments to the aggregate estimated values of our investments to reflect our other assets and other liabilities based on balance sheet information provided by us as of March 31, 2021.
Role of the Independent Directors—The independent directors discussed the valuation process and results with representatives of Duff & Phelps. The independent directors also discussed the results, the Portfolio, the third-party asset management business, our other assets and liabilities, and other matters with management. Management recommended to the independent directors that $31.65 per share be approved as the EVPS of our common stock. The independent directors discussed the rationale for this value with management.
Following the independent directors’ discussion with Duff & Phelps and the recommendation of management, and in light of other factors considered by the independent directors, the independent directors concluded that the range in EVPS of $29.61 to $33.66 was appropriate. The independent directors agreed to accept the recommendation of management and approved $31.65 as the EVPS of our common stock as of March 31, 2021, which determination was ultimately and solely the responsibility of the independent directors.
Limitations of Estimated Value per Share—We provide this EVPS to assist broker-dealers that participated in our prior public offering in meeting our customer account statement reporting obligations. This valuation was performed in accordance with the provisions of the IPA Valuation Guidelines. As with any valuation methodology, the methodologies used were based upon a number of estimates and assumptions that may not have been accurate or complete. Different parties with different assumptions and estimates could have derived a different EVPS, and this difference could have been significant. The EVPS is not audited and does not represent a determination of the fair value of our assets or liabilities based on accounting principles generally accepted in the United States, or GAAP, nor does it represent a liquidation value of our assets and liabilities, the price a third party would pay to acquire us, the price at which our shares of common stock would trade in secondary markets, or the amount at which our shares of common stock would trade on a national securities exchange.
Accordingly, we can give no assurance that:
•our shares would trade at or near the EVPS if listed on a national securities exchange;
•a stockholder would be able to resell his or her shares at the EVPS;
•a stockholder would ultimately realize distributions per share equal to the EVPS upon a liquidation of our assets and settlement of our liabilities;
•a stockholder would receive an amount per share equal to the EVPS upon a sale of the Company;
•a third party would offer the EVPS in an arm’s-length transaction to purchase all or substantially all of our shares of common stock;
•another independent third-party appraiser or third-party valuation firm would agree with our EVPS; or
•the methodologies used to calculate our EVPS would be acceptable to FINRA for use on customer account statements or that the EVPS will satisfy the applicable annual valuation requirements under the Employee Retirement Income Security Act of 1974.
Further, we have not made any adjustments to the valuation of our EVPS for the impact of other transactions occurring subsequent to March 31, 2021, including, but not limited to, (1) this offering; (2) the Refinancing, (3) acquisitions or dispositions of assets; (4) the issuance of common stock under the Dividend Reinvestment Plan, or DRIP, which was suspended beginning with the distribution payable April 1, 2021; (5) NOI and dividends declared (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Measures - Same-Center Net Operating Income” of this prospectus for the calculation of NOI); (6) the repurchase of shares; and (7) changes in leases, tenancy, or other business and operational changes. The value of our shares of common stock will fluctuate over time in response to developments related to individual real estate assets, the management of those assets, and changes in the real estate and finance markets. Because of, among other factors, the high concentration of our total assets in real estate and the number of shares of our common stock outstanding, changes in the value of individual real estate assets or changes in valuation assumptions could have a very significant impact on the value of our shares of common stock. The EVPS does not take into account any disposition costs or fees for real estate properties, debt prepayment penalties that may be incurred upon the prepayment of certain of our debt obligations, or the impact of restrictions on the assumption of debt. Accordingly, the EVPS of our common stock may or may not be an accurate reflection of the fair market value of our stockholders’ investments and will not likely represent the amount of net proceeds that would result from an immediate sale of our assets.
Distributions—We elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2010. As a REIT, we have made, and intend to continue to make, distributions each taxable year equal to at least 90% of our taxable income (excluding capital gains and computed without regard to the dividends paid deduction).
On March 27, 2020, our Board suspended stockholder distributions, effective after the payment of the March 2020 distribution on April 1, 2020, as a result of the uncertainty surrounding the COVID-19 pandemic. On November 4, 2020, our Board authorized distributions for the month of December 2020, equal to a monthly amount of $0.08499999 per share of common stock, or $1.02 annualized. Subsequently, distributions have been approved by our Board and paid for the months of January, February, March, April, and May of 2021. OP unit holders received distributions at the same rate as common stockholders. On June 14, 2021, our Board authorized distributions for June 2021 to the stockholders of record at the close of business on June 15, 2021 equal to a monthly amount of $0.08499999 per share of common stock.
Amended and Restated DRIP—We have adopted the DRIP, through which stockholders may elect to reinvest an amount equal to the distributions declared on their shares of common stock into additional shares of our common stock in lieu of receiving cash distributions. In accordance with the DRIP, participants acquire shares of common stock at a price equal to the estimated value per share. Participants in the DRIP may purchase fractional shares so that 100% of the distributions may be used to acquire additional shares of our common stock.
On March 27, 2020, the DRIP was suspended, and the March 2020 distribution was paid in all cash on April 1, 2020. On November 4, 2020, our Board reinstated the DRIP, which became effective beginning with the December 2020 distribution paid in January 2021. The DRIP was suspended on March 25, 2021 in connection with the liquidity alternative review process.
For the three months ended March 31, 2021, approximately 0.3 million shares were issued through the DRIP, resulting in proceeds of $7.4 million. For the years ended December 31, 2020 and 2019, 0.5 million and 2.0 million shares were issued through the DRIP, resulting in proceeds of $15.9 million and $67.4 million, respectively.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS
The following is a summary of some of the general terms of our charter and bylaws that we expect to be in effect upon completion of this offering. You should read our charter and bylaws and the applicable provisions of Maryland law for complete information on our charter and bylaws. Our Board has authorized and approved the Fifth Amended and Restated Bylaws, effective as of and conditioned upon the closing of this offering. Our Board has also approved, conditioned upon the execution of the underwriting agreement providing for the purchase by the underwriters of the shares of our common stock in this offering, the filing with the SDAT of articles supplementary relating to Subtitle 8 of Title 3 of the MGCL, as described below. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the provisions of our charter and bylaws, as they will be in effect upon completion of this offering, which are filed as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of the Maryland General Corporation Law, or the MGCL. See “Where You Can Find More Information.”
Election and Removal of Directors; Board of Directors
Our charter provides that the number of our directors may be established pursuant to our bylaws but may not be fewer than three nor more than 15. Our charter requires that so long as a class of our stock is listed for trading on a national securities exchange, a majority of our directors be “independent” in accordance with the rules and regulations of such exchange.
At each annual meeting of our stockholders, our stockholders will elect each of our directors to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. In uncontested elections, directors are elected by the affirmative vote of a majority of all the votes cast “for” and “against” each director nominee. In contested elections, directors are elected by a plurality of the votes cast. An election will be considered to be contested if: (i) our secretary has received notice that a stockholder has nominated or proposes to nominate one or more persons for election as a director, which notice complies or purports to comply with the requirements for advance notice of stockholder nominations set forth in our bylaws; and (ii) the nomination or proposed nomination has not been withdrawn at least 14 days prior to the date that our proxy statement with respect to the meeting at which such nomination or proposed nomination would be made is first released to stockholders and would thereby cause the number of nominees and proposed nominees to exceed the number of directors to be elected at the meeting, irrespective of whether such notice delivered to our secretary actually complies with the requirements for advance notice of stockholder nominations set forth in our bylaws or such nomination or proposed nomination is thereafter withdrawn by such stockholder.
A director may be removed at any meeting of stockholders called expressly for such purpose with or without cause, by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors.
We have elected to be subject to a provision of Maryland law requiring that, except as otherwise provided in the terms of any class or series of our stock, vacancies on our Board may be filled only by the remaining directors, and that any individual elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor is duly elected and qualifies.
Business Combinations
Under Maryland law, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:
•any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or
•an affiliate or associate of the corporation who, at any time within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.
A person is not an interested stockholder if the board of directors approved in advance the transaction by which he or she otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.
After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:
•80% of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors; and
•two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, other than the interested stockholder with whom or with whose affiliate the business combination is to be effected or an affiliate or associate of the interested stockholder.
These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. As permitted by statute, our Board has adopted a resolution exempting any business combination between us and any other person. There can be no assurance that our Board will not amend or revoke this resolution, without stockholder approval, at any time in the future.

Control Share Acquisitions
Maryland law provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by at least two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, excluding votes entitled to be cast by the acquiror, officers and employees who are directors of the corporation. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would cause the acquiror to be entitled to exercise voting power in electing directors within one of the following ranges of voting power:
•one-tenth or more but less than one-third,
•one-third or more but less than a majority, or
•a majority or more.
Control shares do not include shares that the acquiror is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition may, upon satisfaction of certain conditions (including an undertaking to pay expenses), compel the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.
If voting rights of control shares are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required by the statute, then the corporation may, subject to certain limitations and conditions, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or, if a meeting of stockholders is held at which the voting rights of the shares are considered and not approved, as of the date of the meeting. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights, unless the corporation’s charter or bylaws provide otherwise. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.
The control share acquisition statute does not apply to: (i) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction; or (ii) acquisitions approved or exempted by the charter or bylaws of the corporation.
Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that this provision will not be amended or eliminated, without stockholder approval, at any time in the future.
Subtitle 8
Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide, respectively, that:
•the corporation’s board of directors will be divided into three classes;
•the affirmative vote of two-thirds of the votes entitled to be cast in the election of directors generally is required to remove a director;
•the number of directors may be fixed only by vote of the directors;
•a vacancy on the board be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred; and
•the request of stockholders entitled to cast a majority of the votes entitled to be cast at a special meeting is required for stockholders to require the calling of a special meeting of stockholders.
Through provisions in our charter and bylaws unrelated to Subtitle 8, we already require the request of stockholders entitled to cast a majority of votes entitled to be cast at the meeting to call a special meeting, unless called by our President, our Chief Executive Officer, or our Board. We have elected to be subject to the provision of Subtitle 8 that requires that vacancies on our Board may be filled only by the affirmative vote of a majority of the remaining directors then in office, and directors elected to fill a vacancy will serve for the full term of the class of directors in which the vacancy occurred. Our Board is not currently classified, and we have not elected to be subject to any of the other provisions of Subtitle 8, including the provisions that would permit us to classify our Board without stockholder approval. Moreover, we intend our charter to provide that, without the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors, we may not elect to be subject to the provision of Subtitle 8 that would permit us to classify our Board without stockholder approval.
Stockholder Rights Plan
We do not currently have a stockholder rights plan, and we will not adopt a stockholder rights plan in the future without (i) the approval of our stockholders by a majority of the votes cast on the matter or (ii) seeking ratification from our stockholders by a majority of the votes cast on the matter within 12 months of adoption of the plan if our Board determines, in the exercise of its duties under applicable law, that it is in our best interest to adopt a rights plan without the delay of seeking prior stockholder approval.

Special Meetings of Stockholders
Our President, Chief Executive Officer, or Board may call special meetings of our stockholders. A special meeting of our stockholders to act on any matter that may properly be considered at a meeting of our stockholders must also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary may prepare and mail the notice of the special meeting.
Advance Notice of Director Nomination and New Business
Our bylaws provide that nominations of individuals for election to our Board and proposals of business to be considered by stockholders at any annual meeting of our stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by our Board, or (iii) by any stockholder who (A) was a stockholder of record as of the record date for the meeting, at the time the stockholder provides the notice required by our bylaws and at the time of the annual meeting, (B) is entitled to vote at the meeting in the election of the individuals so nominated or on such other proposed business, and (C) has complied with the advance notice requirements of, and provided the information and other materials required by, our bylaws. Stockholders generally must provide notice to our secretary not before the 150th day or after the 120th day before the first anniversary of the date of the mailing of our proxy statement for the solicitation of proxies for the election of directors at the preceding year’s annual meeting.
Only the business specified in our notice of the meeting may be brought before a special meeting of our stockholders. Nominations of individuals for election to our Board at a special meeting of stockholders may be made only (i) by or at the direction of our Board, or (ii) if the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by any stockholder who (A) was a stockholder of record as of the record date for the meeting, at the time the stockholder provides the notice required by our bylaws and at the time of the special meeting, (B) is entitled to vote at the meeting in the election of each individual so nominated and (C) has complied with the advance notice requirements of, and provided the information and other materials required by, our bylaws. Stockholders generally must provide notice to our secretary not before the 120th day before such special meeting and after the later of the 90th day before the special meeting or, if the first public announcement of the date of such meeting is made less than 100 days before the date of such special meeting, the tenth day after public announcement of the date of the special meeting and the nominees of our Board to be elected at the meeting.
Exclusive Forum
Our bylaws are expected to provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for: (i) any Internal Corporate Claim, as such term is defined in the MGCL; (ii) any derivative action or proceeding brought on our behalf (other than actions arising under federal securities laws); (iii) any action asserting a claim of breach of any duty owed by any of our directors, officers or other associates to us or to our stockholders; (iv) any action asserting a claim against us or any of our directors, officers or other associates arising pursuant to any provision of the MGCL or our charter or bylaws; or (v) any action asserting a claim against us or any of our directors, officers or other associates that is governed by the internal affairs doctrine. These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction.
Effect of Certain Provisions of Maryland law and our Charter and Bylaws
The restrictions on ownership and transfer of our stock discussed under the caption “Description of Capital Stock – Restrictions on Ownership and Transfer” prevent any person from acquiring more than 9.8% of our outstanding common stock or 9.8% of our outstanding stock without the prior approval of our Board. These provisions, as well as the business combination statute and control share statute discussed above under the captions “– Business Combinations” and “– Control Share Acquisitions,” as well as the mini-tender provisions discussed under the caption “Description of Capital Stock – Class B Common Stock,” may delay, defer or prevent a change in control of us. Our Board has the power to increase the aggregate number of authorized shares and to classify and reclassify any unissued shares of our common stock or preferred stock into other classes or series of stock, and to authorize us to issue the newly-classified shares, as discussed under the captions “Description of Capital Stock – General” and “Description of Capital Stock – Power to Reclassify and Increase the Number of Authorized Shares of Stock,” and could authorize the issuance of shares of common stock or a series of preferred stock that could have the effect of delaying, deferring or preventing a change in control of us. We believe that the power to increase the aggregate number of authorized shares and to classify or reclassify unissued shares of common or preferred stock, without stockholder approval, provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.
The provisions of our bylaws discussed above under the captions “– Special Meetings of Stockholders” and “– Advance Notice of Director Nomination and New Business” require stockholders seeking to call a special meeting, nominate an individual for election as a director or propose other business at an annual meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our Board and promote good corporate governance by providing us with clear procedures for calling special meetings, information about a stockholder proponent’s interest in us and adequate time to consider stockholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our stockholders to remove incumbent directors or fill vacancies on our Board with their own nominees and could delay, defer or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for our common stockholders or otherwise be in the best interest of our stockholders.

Amendment of our Bylaws
Our bylaws are expected to provide that our Board shall have the power to adopt, alter, or repeal any provision of our bylaws and to make new bylaws. Our bylaws are expected to further provide that our stockholders that meet certain ownership and eligibility requirements under the Exchange Act may alter or repeal any provision of our bylaws and adopt new bylaws if any such alteration, repeal, or adoption is approved by the affirmative vote of a majority of the votes entitled to be cast on the matter.
Limitation of Liability and Indemnification
Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from:
•actual receipt of an improper benefit or profit in money, property, or services; or
•active and deliberate dishonesty that is established by a final judgment and is material to the cause of action.
Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.
Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:
•the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;
•the director or officer actually received an improper personal benefit in money, property, or services; or
•in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
Under Maryland law, a Maryland corporation also may not indemnify a director or officer in a suit by or on behalf of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct; however, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.
In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of:
•a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and
•a written undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that he or she did not meet the standard of conduct necessary for indemnification by the corporation.
To the maximum extent permitted by Maryland law in effect from time to time, our charter requires us to indemnify any present or former director or officer for any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative, or investigative) relating to any action alleged to have been taken or omitted in such capacity as a director or officer, and to pay or reimburse all reasonable expenses incurred by such a person in advance of the final disposition of the proceeding to the fullest extent permitted by Maryland law. Our charter also permits us to indemnify and advance expenses to any individual who served a predecessor of our Company in any of the capacities described above and any employee or agent of our Company or a predecessor of our Company.
The Board has approved, and we intend to enter into, indemnification agreements with each of our directors and executive officers that provide for indemnification and advance of expenses to the maximum extent permitted by Maryland law.
We have purchased and intend to maintain insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities, whether or not we are required or have the power to indemnify them against the same liability.
Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

General
Trading of shares of our common stock on Nasdaq is expected to commence immediately following the completion of this offering. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of shares of our common stock prevailing from time to time. Sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of shares of our common stock. See “Risk Factors—Risks Related to this Offering.”
As of June 30, 2021, after giving effect to the Recapitalization, we had 93,639,517 shares of our common stock and Class B common stock issued and outstanding, consisting of no shares of our common stock and 93,639,517 shares of our Class B common stock. Upon completion of this offering, we will have outstanding an aggregate of 17,000,000 shares of our common stock (19,550,000 shares if the underwriters’ overallotment option is exercised in full), excluding 93,639,517 shares of our common stock issuable upon conversion of our Class B common stock six months after the Listing.
All of the 17,000,000 shares of our common stock to be sold in this offering (19,550,000 shares if the underwriters’ overallotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer set forth in our charter, and except for the shares that are held by any of our “affiliates,” as that term is defined in Rule 144 under the Securities Act.
Prior to conversion into shares of our common stock, all of our outstanding Class B common stock will be freely tradable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer set forth in our charter, except for the shares of our Class B common stock that are subject to the lock up agreements described below. However, our Class B common stock will not be listed on a national stock exchange, and we do not expect a market to develop for shares of our Class B common stock. Upon the six-month anniversary of the listing of our common stock for trading on a national securities exchange (or such earlier date or dates as approved by our Board with respect to all or any portion of the outstanding shares of our Class B common stock), each share of our Class B common stock will automatically, and without any stockholder action, convert into one share of our listed common stock. We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not approve the conversion of any of the outstanding shares of our Class B common stock into shares of our common stock before the six-month anniversary of the listing of our common stock for trading on a national securities exchange. See “Recapitalization” for further information.
For a description of certain restrictions on ownership and transfer of shares of our common stock, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”
Rule 144
Rule 144(b)(1) provides a safe harbor pursuant to which certain persons may sell shares of our stock that constitute restricted securities without registration under the Securities Act. “Restricted securities” include, among other things, securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering. In general, the conditions that must be met for a person to sell shares of our stock pursuant to Rule 144(b)(1) are as follows: (i) the person selling the shares must not be an affiliate of ours at the time of the sale, and must not have been an affiliate of ours during the preceding three months; and (ii) either (A) at least one year must have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates, or (B) if we satisfy the current public information requirements set forth in Rule 144, at least six months must have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates.
Rule 144(b)(2) provides a safe harbor pursuant to which persons who are affiliates of ours may sell shares of our stock, whether restricted securities or not, without registration under the Securities Act if certain conditions are met. In general, the conditions that must be met for a person who is an affiliate of ours (or has been within three months prior to the date of sale) to sell shares of our stock pursuant to Rule 144(b)(2) are as follows: (i) at least six months must have elapsed since the date of acquisition of the shares of stock from us or any of our affiliates; (ii) the seller must comply with volume limitations, manner of sale restrictions and notice requirements; and (iii) we must satisfy the current public information requirements set forth in Rule 144. In order to comply with the volume limitations, a seller may not sell, in any three-month period, more than the following number of shares:
•1% of the shares of the class outstanding as shown by the most recent report or statement published by us;
•the average weekly reported volume of trading in such securities on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of the notice required to be filed by the seller under Rule 144 or, if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker; or
•the average weekly volume of trading in such securities reported pursuant to an effective transaction report plan or an effective national market system plan, as defined in Regulation NMS under the Securities Exchange Act of 1934, as amended, during the four-week period described in the preceding bullet.
For information regarding the shares of our common stock held by our directors and executive officers, see “Principal Stockholders.”
Redemption Rights
As of March 31, 2021 and 2020, we had 13.4 million and 14.2 million outstanding OP units, respectively. Additionally, certain of our outstanding LTIP units will convert into OP units upon vesting in future periods. OP units are redeemable for cash or, at our election, shares of our common stock on a one-for-one basis, subject to adjustment in certain circumstances.

As described in “Certain Relationships and Related Transactions,” the PELP Contribution Agreement establishes an earn-out structure by which the contributors have the right to receive a minimum of 1,000,000 and a maximum of 1,666,667 OP units as contingent consideration if a liquidity event, including the approval and listing for trading of our common stock on any national securities exchange, is successfully achieved by the Company by December 31, 2021. See “Sensitivity Analysis.”
Our Equity Plans
We issue stock awards that vest based upon the completion of a service period, or service-based awards, as well as awards that vest based upon the achievement of certain performance metrics, or performance-based awards, under our 2020 Incentive Plan, which originally became effective in June 2020. The 2020 Incentive Plan replaced our Amended and Restated 2010 Long-Term Incentive Plan, which expired in August 2020. Awards to associates under our 2020 Incentive Plan are typically granted and vest during the first quarter of each year. Service-based awards typically follow a four-year graded vesting schedule and will vest in the form of common stock or in the case of our NEOs, they may vest in the form OP units at the election of the recipient.
For performance-based awards, the number of shares or OP units that vest depends on whether certain financial metrics are met, as calculated over a three-year performance period. For each annual performance-based award, 50% of the shares or OP units, as applicable, earned vest at the end of the three-year period and remaining 50% of the shares or OP earned vest following the one-year anniversary of the end of the performance period. As such, certain units classified as nonvested performance-based awards as of period-end may have met the performance-based requirements for vesting and are now only subject to an additional time-based vesting hurdle. Vesting of performance awards is in the form of common stock or in the case of our NEOs, they may vest in the form OP units at the election of the recipient.
We recognize expense for awards with graded vesting under the accelerated recognition method, whereby each vesting is treated as a separate award with expense for each vesting recognized ratably over the requisite service period. Expense amounts are recorded in General and Administrative or Property Operating on our consolidated statements of operations. The awards are valued according to the EVPS for our common stock at the date of grant. Holders of unvested service-based and performance-based restricted stock unit awards are entitled to dividend and distribution rights, but they are not entitled to voting rights. Holders of unvested service-based and performance-based LTIP unit awards are admitted and are entitled to the same rights as limited partners of the Operating Partnership at the time of grant.
In March 2019, the Compensation Committee approved a new form of award agreement under the Company’s Amended and Restated 2010 Long-Term Incentive Plan for performance-based long term incentive units, or Performance LTIP units, and made one-time grants of Performance LTIP units to certain of our executives. Any amounts earned under the Performance LTIP unit award agreements will be issued in the form of LTIP units, which represent OP units that are structured as a profits interest in the Operating Partnership. Dividends will accrue on the Performance LTIP units until the measurement date, subject to a quarterly distribution of 10% of the regular quarterly distributions.
On June 18, 2021, our stockholders approved the First Amendment to the 2020 Incentive Plan, or the Plan Amendment. Among other things, the Plan Amendment made the following material changes to the 2020 Incentive Plan:
•increased the number of shares of our common stock available for issuance under the 2020 Incentive Plan by 4,700,000 shares, to an aggregate of 5,866,667 shares of our common stock;
•imposed a prohibition on certain share recycling practices, such that shares tendered by participants to satisfy the exercise price of or tax withholding obligation with respect to an award will not be added back to the shares available for issuance under the 2020 Incentive Plan;
•added a limit on the number of shares that may be granted to any one participant during any calendar year of the Company;
•imposed, with certain limited exceptions, a vesting limitation, such that awards or portions of an award granted under the 2020 Incentive Plan may vest no earlier than the first anniversary of the award’s grant date; and
•extended the term of the 2020 Incentive Plan, as amended, to June 18, 2031.
Recapitalization
Our stockholders approved an amendment to our charter, or Articles of Amendment, that effected a change of each share of our common stock outstanding at the time the amendment became effective into one share of a newly created class of Class B common stock, which we refer to as the “Recapitalization.” The Articles of Amendment became effective upon filing with, and acceptance by, the SDAT on July 2, 2021.
We do not intend to list the shares of our Class B common stock in connection with this offering or any listing with a substantially concurrent registered public offering we were to undertake. Upon the six-month anniversary of the listing of our common stock for trading on a national securities exchange or such earlier date or dates as approved by our Board with respect to all or any portion of the outstanding shares of our Class B common stock, each share of our Class B common stock will automatically, and without any stockholder action, convert into one share of our listed common stock. We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not approve the conversion of any of the outstanding shares of our Class B common stock into shares of our common stock before the six-month anniversary of the listing of our common stock for trading on a national securities exchange. In all other respects, the share of our Class B common stock have identical preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption as our currently outstanding common stock.
See “Recapitalization” for more information.

Lock up Agreements
We and our directors and officers have agreed that, without the prior written consent of the representatives on behalf of the underwriters, during the period ending 180 days after the date of listing of our common stock for trading on a national securities exchange, or the restricted period, we and they will not cause any direct or indirect affiliate to, and will not publicly disclose an intention to, among others and as applicable:
(1)    offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned convertible into or exercisable or exchangeable for common stock (including, for the avoidance of doubt, shares of Class B common stock and OP units);
(2)    enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;
whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise;
(3)    during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock; or
(4)    file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.
See “Underwriting.”

FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary of certain material U.S. federal income tax considerations regarding our election to be taxed as a real estate investment trust, or REIT, and this offering of our common stock. For purposes of this discussion, references to “we,” “our” and “us” mean only Phillips Edison & Company, Inc. and do not include any of its subsidiaries, except as otherwise indicated. This summary is for general information only and is not tax advice. The information in this summary is based on:
•the Internal Revenue Code of 1986, as amended, or the Code;
•current, temporary and proposed Treasury regulations promulgated under the Code, or the Treasury Regulations;
•the legislative history of the Code;
•administrative interpretations and practices of the Internal Revenue Service, or the IRS; and
•court decisions;
in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated under the Code, and administrative and judicial interpretations thereof. Potential tax reforms may result in significant changes to the rules governing U.S. federal income taxation. New legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may significantly and adversely affect our ability to qualify as a REIT, the U.S. federal income tax consequences of such qualification, or the U.S. federal income tax consequences of an investment in us, including those described in this discussion. Moreover, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT. Any such changes could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the IRS that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or non-U.S. tax consequences, or any tax consequences arising under any U.S. federal tax laws other than U.S. federal income tax laws, associated with the purchase, ownership or disposition of our common stock, or our election to be taxed as a REIT.
You are urged to consult your tax advisor regarding the tax consequences to you of:
•the purchase, ownership and disposition of our common stock, including the U.S. federal, state, local, non-U.S. and other tax consequences;
•our election to be taxed as a REIT for U.S. federal income tax purposes; and
•potential changes in applicable tax laws.
Taxation of Our Company
General—We have elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ended December 31, 2010. We believe that we have been organized and have operated in a manner that has allowed us to qualify for taxation as a REIT under the Code commencing with such taxable year, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized and have operated, or will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify” for potential tax consequences if we fail to qualify as a REIT.
Latham & Watkins LLP has acted as our tax counsel in connection with this offering of our common stock and our election to be taxed as a REIT. Latham & Watkins LLP has rendered an opinion to us to the effect that, commencing with our taxable year ended December 31, 2010, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one or more of our officers. In addition, this opinion is based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year have satisfied or will satisfy those requirements. Further, the anticipated U.S. federal income tax treatment described herein may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Latham & Watkins LLP has no obligation to update its opinion subsequent to the date of such opinion.
Provided we qualify for taxation as a REIT, we generally will not be required to pay U.S. federal corporate income taxes on our REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. We will, however, be required to pay U.S. federal income tax as follows:

•First, we will be required to pay regular U.S. federal corporate income tax on any undistributed REIT taxable income, including undistributed capital gain.
•Second, if we have (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay regular U.S. federal corporate income tax on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property. See “—Foreclosure Property.”
•Third, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.
•Fourth, if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.
•Fifth, if we fail to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset test), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the product of (1) the U.S. federal corporate income tax rate and (2) the net income generated by the nonqualifying assets that caused us to fail such test.
•Sixth, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.
•Seventh, we will be required to pay a nondeductible 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which U.S. federal income tax was paid if we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for the year, (2) 95% of our capital gain net income for the year, and (3) any undistributed taxable income from prior periods.
•Eighth, if we acquire any asset from a corporation that is or has been a C corporation in a transaction in which our tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which we acquired the asset, and we subsequently recognize gain on the disposition of the asset during the five-year period beginning on the date on which we acquired the asset, then we generally will be required to pay regular U.S. federal corporate income tax on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. Under applicable Treasury Regulations, any gain from the sale of property we acquired in an exchange under Section 1031 (a like-kind exchange) or Section 1033 (an involuntary conversion) of the Code generally is excluded from the application of this built-in gains tax.
•Ninth, our subsidiaries that are C corporations and are not qualified REIT subsidiaries, including our “taxable REIT subsidiaries” described below, generally will be required to pay regular U.S. federal corporate income tax on their earnings.
•Tenth, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions,” “excess interest” or “redetermined TRS service income,” as described below under “—Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by our taxable REIT subsidiaries. Redetermined deductions and excess interest generally represent amounts that are deducted by our taxable REIT subsidiaries for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Redetermined TRS service income generally represents income of a taxable REIT subsidiary that is understated as a result of services provided to us or on our behalf.
•Eleventh, we may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include its proportionate share of our undistributed capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the tax basis of the stockholder in our common stock by the difference between (1) the amount of capital gain included in income and (2) the amount of tax deemed paid by the stockholder.
•Twelfth, if we fail to comply with the requirement to send annual letters to our stockholders holding at least a certain percentage of our stock, as determined under applicable Treasury Regulations, requesting information regarding the actual ownership of our stock, and the failure is not due to reasonable cause or is due to willful neglect, we will be subject to a $25,000 penalty, or if the failure is intentional, a $50,000 penalty.
We and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state and local income, property and other taxes on our assets and operations.

Requirements for Qualification as a REIT—The Code defines a REIT as a corporation, trust or association:
1.that is managed by one or more trustees or directors;
2.that issues transferable shares or transferable certificates to evidence its beneficial ownership;
3.that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;
4.that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;
5.that is beneficially owned by 100 or more persons;
6.not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and
7.that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.
The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.
We believe that we have been organized and have operated in a manner that has allowed us, and will continue to allow us, to satisfy conditions (1) through (7), inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares that are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. A description of the share ownership and transfer restrictions relating to our common stock is contained in the discussion in this prospectus under the heading “Description of Capital Stock—Restrictions on Ownership and Transfer.” These restrictions, however, do not ensure that we have previously satisfied, and may not ensure that we will, in all cases, be able to continue to satisfy, the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, then except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “—Failure to Qualify.”
In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.
Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries—In the case of a REIT that is a partner in a partnership (for purposes of this discussion, references to “partnership” include a limited liability company treated as a partnership for U.S. federal income tax purposes, and references to “partner” include a member in such a limited liability company), Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of our operating partnership, including our operating partnership’s share of these items of any partnership or disregarded entity for U.S. federal income tax purposes in which it owns an interest, is treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. A brief summary of the rules governing the U.S. federal income taxation of partnerships is set forth below in “—Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.”
We have control of our operating partnership and indirectly own the manager or managing member of the subsidiary partnerships and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we are or become a limited partner or non-managing member in any partnership and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or take other corrective action on a timely basis. In such a case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.
We may from time to time own and operate certain properties through wholly-owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation (or other entity treated as a corporation for U.S. federal income tax purposes) will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock (either directly or through other disregarded subsidiaries) and do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the U.S. federal income tax requirements described in this discussion, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to U.S. federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”
Ownership of Interests in Taxable REIT Subsidiaries—We and our operating partnership own interests in companies that have elected, together with us, to be treated as our taxable REIT subsidiaries, and we may acquire securities in additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation (or other entity treated as a corporation for

U.S. federal income tax purposes) other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to U.S. federal income tax, and state and local income tax, where applicable, as a regular C corporation. A REIT is not treated as holding the assets of a taxable REIT subsidiary or as receiving any income that the taxable REIT subsidiary earns. Rather, the stock issued by the taxable REIT subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from the taxable REIT subsidiary. A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset test described below. See “—Asset Tests.” However, no more than 20% (25% for taxable years beginning before January 1, 2018) of the value of a REIT’s total assets may be represented by securities of one or more taxable REIT subsidiaries (as discussed below). One or more of our taxable REIT subsidiaries may perform certain services for our tenants, receive management fee income and/or hold interests in joint ventures and private equity real estate funds that might hold assets or generate income that could otherwise cause us to fail the REIT income or asset tests or subject us to the 100% penalty tax on prohibited transactions (discussed below) if we performed such services, derived such income or held such assets directly, as applicable. Taxpayers are subject to a limitation on their ability to deduct net business interest generally equal to 30% of adjusted taxable income, subject to certain exceptions. See “—Annual Distribution Requirements.” While not certain, this provision may limit the ability of our taxable REIT subsidiaries to deduct interest, which could increase their taxable income.
Ownership of Interests in Subsidiary REITs—We own and may acquire direct or indirect interests in one or more entities that have elected or will elect to be taxed as REITs under the Code, or Subsidiary REITs. A Subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to us. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to U.S. federal income tax and (ii) the Subsidiary REIT’s failure to qualify could have an adverse effect on our ability to comply with the REIT income and asset tests, and thus could impair our ability to qualify as a REIT unless we could avail ourselves of certain relief provisions.
Income Tests—We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from investments relating to real property or mortgages on real property, including “rents from real property,” dividends from other REITs and, in certain circumstances, interest, or certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities that are not assets held primarily for sale to customers in the ordinary course of our trade or business, or from any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.
Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:
•The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales or if it is based on the net income of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the subtenants would qualify as rents from real property if we earned such amounts directly;
•Neither we nor an actual or constructive owner of 10% or more of our capital stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a taxable REIT subsidiary of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the total leased space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such taxable REIT subsidiary;
•Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, we may transfer a portion of such personal property to a taxable REIT subsidiary; and
•We generally may not operate or manage the property or furnish or render certain “impermissible tenant services” to our tenants, subject to a 1% de minimis exception and except as provided below. If the income derived from the services exceeds 1% of the total amount received by that REIT with respect to the property, then no amount received by the REIT with respect to the property will qualify as “rents from real property.” For these purposes, the income that a REIT is considered to receive from the provision of “impermissible tenant services” will not be less than 150% of the direct cost of providing the service. If the amount so received is 1% or less of the total amount received by us with respect to the property, then only the income from the impermissible tenant services will not qualify as “rents from real property.” We are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no revenue to provide customary services to our tenants, or a taxable REIT subsidiary (which may be wholly or partially owned by us) to provide both customary and non-customary services to our tenants, without causing the rent we receive from those tenants to fail to qualify as “rents from real property.”
We generally do not intend, and, as the sole owner of the general partner of our operating partnership, we do not intend to permit our operating partnership, to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent we determine, based on the advice of our tax counsel, that the failure will not jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we generally have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will not disagree with our determinations of value.
From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income under, and thus will be exempt from, the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means (A) any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test or any property which generates such income and (B) new transactions entered into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.
To the extent our taxable REIT subsidiaries pay dividends or interest, our allocable share of such dividend or interest income will qualify under the 95%, but not the 75%, gross income test (except that our allocable share of such interest would also qualify under the 75% gross income test to the extent the interest is paid on a loan that is adequately secured by real property).
We will monitor the amount of the dividend and other income from our taxable REIT subsidiaries and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.
If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:
•following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth a description of each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and
•our failure to meet these tests was due to reasonable cause and not due to willful neglect.
It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. See “—Failure to Qualify” below. As discussed above in “—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.
Prohibited Transaction Income—Any gain that we realize on the sale of property (other than any foreclosure property) held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership, either directly or through its subsidiary partnerships, will be treated as income from a prohibited transaction that is subject to a 100% tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. As the sole owner of the general partner of our operating partnership, we intend to cause our operating partnership to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our investment objectives. We do not intend, and do not intend to permit our operating partnership or its subsidiary partnerships, to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales made by our operating partnership or its subsidiary partnerships are prohibited transactions. We would be required to pay the 100% tax on our allocable share of the gains resulting from any such sales. The 100% tax will not apply to gains from the sale of assets that are held through a taxable REIT subsidiary, but such income will be subject to regular U.S. federal corporate income tax.

Penalty Tax—Any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a taxable REIT subsidiary of ours, redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a taxable REIT subsidiary that is understated as a result of services provided to us or on our behalf. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.
We do not believe we have been, and do not expect to be, subject to this penalty tax, although any rental or service arrangements we enter into from time to time may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on any overstated rents paid to us, or any excess deductions or understated income of our taxable REIT subsidiaries.
One or more of our taxable REIT subsidiaries may provide services to certain of our tenants and, from time to time, we may enter into leases with our taxable REIT subsidiaries that also provide services to our tenants. We believe we have set, and we intend to set in the future, any fees paid to our taxable REIT subsidiaries for such services, and any rent payable to us by our taxable REIT subsidiaries, at arm’s length rates, although the amounts paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on any overstated rents paid to us, or any excess deductions or understated income of our taxable REIT subsidiaries.
Asset Tests—At the close of each calendar quarter of our taxable year, we must also satisfy certain tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and U.S. government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property or on both real property and, to a limited extent, personal property), shares (or transferable certificates of beneficial interest) in other REITs, any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years (but only for the one-year period beginning on the date the REIT receives such proceeds), debt instruments of publicly offered REITs, and personal property leased in connection with a lease of real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease.
Second, not more than 25% of the value of our total assets may be represented by securities (including securities of taxable REIT subsidiaries), other than those securities includable in the 75% asset test.
Third, of the investments included in the 25% asset class, and except for certain investments in other REITs, our qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, securities satisfying the “straight debt” safe harbor, securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership in which we own an interest will be based on our proportionate interest in any securities issued by the partnership, excluding for this purpose certain securities described in the Code. From time to time we may own securities (including debt securities) of issuers that do not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary. We intend that our ownership of any such securities will be structured in a manner that allows us to comply with the asset tests described above.
Fourth, not more than 20% (25% for taxable years beginning before January 1, 2018) of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries. We and our operating partnership own interests in companies that have elected, together with us, to be treated as our taxable REIT subsidiaries, and we may acquire securities in additional taxable REIT subsidiaries in the future. So long as each of these companies qualifies as a taxable REIT subsidiary of ours, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of the securities of such companies. We believe that the aggregate value of our taxable REIT subsidiaries has not exceeded, and in the future will not exceed, 20% (25% for taxable years beginning before January 1, 2018) of the aggregate value of our gross assets. We generally do not obtain independent appraisals to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with our determinations of value.
Fifth, not more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs to the extent those debt instruments would not be real estate assets but for the inclusion of debt instruments of publicly offered REITs in the meaning of real estate assets, as described above (e.g., a debt instrument issued by a publicly offered REIT that is not secured by a mortgage on real property).
In addition, we may acquire certain mezzanine loans secured by equity interests in pass-through entities that directly or indirectly own real property. Revenue Procedure 2003-65, or the Revenue Procedure, provides a safe harbor pursuant to which mezzanine loans meeting the requirements of the safe harbor will be treated by the IRS as real estate assets for purposes of the REIT asset tests. In addition, any interest derived from such mezzanine loans will be treated as qualifying mortgage interest for purposes of the 75% gross income test (described above). Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. The mezzanine loans that we acquire may not meet all of the requirements of the safe harbor. Accordingly, there can be no assurance that the IRS will not challenge the qualification of such assets as real estate assets or the interest generated by these loans as qualifying income under the 75% gross income test (described above).

The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through any partnership or qualified REIT subsidiary) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer (including as a result of an increase in our interest in any partnership that owns such securities). For example, our indirect ownership of securities of each issuer will increase as a result of our capital contributions to our operating partnership or as limited partners exercise any redemption/exchange rights. Also, after initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets (including changes in relative values as a result of fluctuations in foreign currency exchange rates). If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interest in any partnership), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we have maintained, and we intend to maintain, adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure any noncompliance with the asset tests within the 30-day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.
Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30-day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.
Although we believe we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or will not require a reduction in our operating partnership’s overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.
Annual Distribution Requirements—To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders each year in an amount at least equal to the sum of:
•90% of our REIT taxable income; and
•90% of our after-tax net income, if any, from foreclosure property; minus
•the excess of the sum of certain items of non-cash income over 5% of our REIT taxable income.
For these purposes, our REIT taxable income is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income generally means income attributable to leveled stepped rents, original issue discount, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.
In addition, our REIT taxable income will be reduced by any taxes we are required to pay on any gain we recognize from the disposition of any asset we acquired from a corporation that is or has been a C corporation in a transaction in which our tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which we acquired the asset, within the five-year period following our acquisition of such asset, as described above under “—General.”
Subject to certain exceptions, a taxpayer’s deduction for net business interest expense will generally be limited to 30% of its taxable income, as adjusted for certain items of income, gain, deduction or loss. Any business interest deduction that is disallowed due to this limitation may be carried forward to future taxable years, subject to special rules applicable to partnerships. If we or any of our subsidiary partnerships (including our operating partnership) are subject to this interest expense limitation, our REIT taxable income for a taxable year may be increased. Taxpayers that conduct certain real estate businesses may elect not to have this interest expense limitation apply to them, provided that they use the alternative depreciation system to depreciate certain property. We believe that we or any of our subsidiary partnerships that are subject to this interest expense limitation will be eligible to make this election. If such election is made, although we or such subsidiary partnership, as applicable, would not be subject to the interest expense limitation described above, depreciation deductions may be reduced and, as a result, our REIT taxable income for a taxable year may be increased.
We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by our stockholders in the year in which they are paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. In order to be taken into account for purposes of our distribution requirement, except as provided below, the amount distributed must not be preferential—i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. This preferential dividend limitation will not apply to distributions made by us, provided we qualify as a “publicly offered REIT.” We believe that we are, and expect we will continue to be, a publicly offered REIT. However, Subsidiary REITs we may own from time to time may not be publicly offered REITs. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be required to pay regular U.S. federal corporate income tax on the undistributed amount. We believe that we have made, and we intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. In this regard, the partnership agreement of our operating partnership authorizes us, as the sole owner of the general partner of our operating partnership, to take such steps as may be necessary to cause our operating partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements and to minimize our corporate tax obligation.
We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends in the form of taxable stock distributions in order to meet the distribution requirements, while preserving our cash.
Under some circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In that case, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of our REIT distribution requirements, it will be treated as an additional distribution to our stockholders in the year such dividend is paid.
Furthermore, we will be required to pay a nondeductible 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our ordinary income for such year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which U.S. federal corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating this excise tax.
For purposes of the 90% distribution requirement and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.
Like-Kind Exchanges—We may dispose of real property that is not held primarily for sale in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, or deficiency dividends, depending on the facts and circumstances surrounding the particular transaction.
Tax Liabilities and Attributes Inherited in Connection with Acquisitions—From time to time, we or our operating partnership may acquire other corporations or entities and, in connection with such acquisitions, we may succeed to the historical tax attributes and liabilities of such entities. For example, if we acquire a C corporation and subsequently dispose of its assets within five years of the acquisition, we could be required to pay the built-in gain tax described above under “—General.” In addition, in order to qualify as a REIT, at the end of any taxable year, we must not have any earnings and profits accumulated in a non-REIT year. As a result, if we acquire a C corporation, we must distribute the corporation’s earnings and profits accumulated prior to the acquisition before the end of the taxable year in which we acquire the corporation. We also could be required to pay the acquired entity’s unpaid taxes even though such liabilities arose prior to the time we acquired the entity.
Moreover, we may from time to time acquire other REITs through a merger or acquisition. If any such REIT failed to qualify as a REIT for any of its taxable years, such REIT would be liable for (and we, as the surviving corporation in the merger or acquisition, would be obligated to pay) regular U.S. federal corporate income tax on its taxable income for such taxable years. In addition, if such REIT was a C corporation at the time of the merger or acquisition, the tax consequences described in the preceding paragraph generally would apply. If such REIT failed to qualify as a REIT for any of its taxable years, but qualified as a REIT at the time of such merger or acquisition, and we acquired such REIT’s assets in a transaction in which our tax basis in the assets of such REIT is determined, in whole or in part, by reference to such REIT’s tax basis in such assets, we generally would be subject to tax on the built-in gain on each asset of such REIT as described above if we were to dispose of the asset in a taxable transaction during the five-year period following such REIT’s requalification as a REIT, subject to certain exceptions. Moreover, even if such REIT qualified as a REIT at all relevant times, we would similarly be liable for other unpaid taxes (if any) of such REIT (such as the 100% tax on gains from any sales treated as “prohibited transactions” as described above under “—Prohibited Transaction Income”).
Furthermore, after our acquisition of another corporation or entity, the asset and income tests will apply to all of our assets, including the assets we acquire from such corporation or entity, and to all of our income, including the income derived from the assets we acquire from such corporation or entity. As a result, the nature of the assets that we acquire from such corporation or entity and the income we derive from those assets may have an effect on our tax status as a REIT.
Foreclosure Property—The foreclosure property rules permit us (by our election) to foreclose or repossess properties without being disqualified as a REIT as a result of receiving income that does not qualify under the gross income tests. However, in such a case, we would be subject to the U.S. federal corporate income tax on the net non-qualifying income from “foreclosure property,” and the after-tax amount would increase the dividends we would be required to distribute to stockholders. See “—Annual Distribution Requirements.” This corporate tax would not apply to income that qualifies under the REIT 75% income test.
Foreclosure property treatment is generally available for an initial period of three years and may, in certain circumstances, be extended for an additional three years. However, foreclosure property treatment will end on the first day on which we enter into a lease of the applicable property that will give rise to income that does not qualify under the REIT 75% income test, but will not end if the lease will give rise only to qualifying income under such test. Foreclosure property treatment also will end if any construction takes place on the property (other than completion of a building or other improvement that was more than 10% complete before default became imminent).
Failure to Qualify—If we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT, certain specified cure provisions may be available to us. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay regular U.S. federal corporate income tax, including any applicable alternative minimum tax for taxable years beginning before January 1, 2018, on our taxable income. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, we will not be required to distribute any amounts to our stockholders and all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In such event, corporate stockholders may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Non-corporate stockholders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning before January 1, 2026 for purposes of determining their U.S. federal income tax (but not for purposes of the 3.8% Medicare tax), subject to certain holding period requirements and other limitations. If we fail to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by us. Unless entitled to relief under specific statutory provisions, we would also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.
Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies
General—All of our investments are held indirectly through our operating partnership. In addition, our operating partnership holds certain of its investments indirectly through subsidiary partnerships and limited liability companies that we believe are and will continue to be treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners of such partnerships are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership. We will include in our income our share of these partnership items for purposes of the various gross income tests, the computation of our REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, we will include our pro rata share of assets held by our operating partnership, including its share of the assets of its subsidiary partnerships, based on our capital interests in each such entity. See “—Taxation of Our Company—Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries.” A disregarded entity is not treated as a separate entity for U.S. federal income tax purposes, and all assets, liabilities and items of income, gain, loss, deduction and credit of a disregarded entity are treated as assets, liabilities and items of income, gain, loss, deduction and credit of its parent that is not a disregarded entity (e.g., our operating partnership) for all purposes under the Code, including all REIT qualification tests.
Entity Classification—Our interests in our operating partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships or disregarded entities for U.S. federal income tax purposes. For example, an entity that would otherwise be treated as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. We do not anticipate that our operating partnership or any subsidiary partnership will be treated as a publicly traded partnership that is taxable as a corporation. However, if any such entity were treated as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Taxation of Our Company—Asset Tests” and “—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Taxation of Our Company—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of our operating partnership or a subsidiary treated as a partnership or disregarded entity to a corporation might be treated as a taxable event. If so, we might incur a tax liability without any related cash payment. We believe our operating partnership and each of the subsidiary partnerships and limited liability companies are and will continue to be treated as partnerships or disregarded entities for U.S. federal income tax purposes.
Allocations of Items of Income, Gain, Loss and Deduction—A partnership agreement (or, in the case of a limited liability company treated as a partnership for U.S. federal income tax purposes, the limited liability company agreement) generally will determine the allocation of income and loss among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations thereunder. Generally, Section 704(b) of the Code and the Treasury Regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss of our operating partnership and any subsidiaries that are treated as partnerships for U.S. federal income tax purposes are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.
Tax Allocations with Respect to the Properties—Under Section 704(c) of the Code, items of income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.
Our operating partnership may, from time to time, acquire interests in property in exchange for interests in our operating partnership. In that case, the tax basis of these property interests generally will carry over to our operating partnership, notwithstanding their different book (i.e., fair market) value. The partnership agreement requires that income and loss allocations with respect to these properties be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. Depending on the method we choose in connection with any particular contribution, the carryover basis of each of the contributed interests in the properties in the hands of our operating partnership (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution and (2) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our operating partnership. An allocation described in clause (2) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Taxation of Our Company—Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.”
Any property acquired by our operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.
Partnership Audit Rules—The Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of partnerships. Under the new rules (which are generally effective for taxable years beginning after December 31, 2017), among other changes and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level. It is possible that these rules could result in partnerships in which we directly or indirectly invest, including our operating partnership, being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Investors are urged to consult their tax advisors with respect to these changes and their potential impact on their investment in our common stock.
Material U.S. Federal Income Tax Consequences to Holders of Our Common Stock
The following discussion is a summary of the material U.S. federal income tax consequences to you of purchasing, owning and disposing of our common stock. This discussion is limited to holders who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the alternative minimum tax. In addition, except where specifically noted, it does not address consequences relevant to holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•U.S. holders (as defined below) whose functional currency is not the U.S. dollar;
•persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies, and other financial institutions;
•REITs or regulated investment companies;
•brokers, dealers or traders in securities;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;
•persons deemed to sell our common stock under the constructive sale provisions of the Code;
•persons who hold 10% or more (by vote or value) of our common stock; and
•persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL

INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of our common stock that, for U.S. federal income tax purposes, is or is treated as:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is neither a U.S. holder nor an entity treated as a partnership for U.S. federal income tax purposes.
If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
Taxation of Taxable U.S. Holders of Our Common Stock
Distributions Generally—Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax, as discussed below, will be taxable to our taxable U.S. holders as ordinary income when actually or constructively received. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations or, except to the extent described in “—Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. holders, including individuals. For purposes of determining whether distributions to holders of our capital stock are out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock, if any, and then to our outstanding common stock.
To the extent that we make distributions on our common stock in excess of our current and accumulated earnings and profits allocable to such stock, these distributions will be treated first as a tax-free return of capital to a U.S. holder to the extent of the U.S. holder’s adjusted tax basis in such shares of stock. This treatment will reduce the U.S. holder’s adjusted tax basis in such shares of stock by such amount, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a holder of record on a specified date in any of these months will be treated as both paid by us and received by the holder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. holders may not include in their own income tax returns any of our net operating losses or capital losses.
U.S. holders that receive taxable stock distributions, including distributions partially payable in our common stock and partially payable in cash, would be required to include the full amount of the distribution (i.e., the cash and the stock portion) as a dividend (subject to limited exceptions) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes, as described above. The amount of any distribution payable in our common stock generally is equal to the amount of cash that could have been received instead of the common stock. Depending on the circumstances of a U.S. holder, the tax on the distribution may exceed the amount of the distribution received in cash, in which case such U.S. holder would have to pay the tax using cash from other sources. If a U.S. holder sells the common stock it received in connection with a taxable stock distribution in order to pay this tax and the proceeds of such sale are less than the amount required to be included in income with respect to the stock portion of the distribution, such U.S. holder could have a capital loss with respect to the stock sale that could not be used to offset such income. A U.S. holder that receives common stock pursuant to such distribution generally has a tax basis in such common stock equal to the amount of cash that could have been received instead of such common stock as described above, and has a holding period in such common stock that begins on the day immediately following the payment date for the distribution.
Capital Gain Dividends—Dividends that we properly designate as capital gain dividends will be taxable to our taxable U.S. holders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed our actual net capital gain for the taxable year and may not exceed our dividends paid for the taxable year, including dividends paid the following year that are treated as paid in the current year. U.S. holders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. If we properly designate any portion of a dividend as a capital gain dividend, then, except as otherwise required by law, we presently intend to allocate a portion of the total capital gain dividends paid or made available to holders of all classes of our capital stock for the year to the holders of each class of our capital stock in proportion to the amount that our total dividends, as determined for U.S. federal income tax purposes, paid or made available to the holders of each such class of our capital stock for the year bears to the total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of all classes of our capital stock for the year. In addition, except as otherwise required by law, we will make a similar allocation with respect to any undistributed long-term capital gains which are to be included in our stockholders’ long-term capital gains, based on the allocation of the capital gain amount which would have resulted if those undistributed long-term capital gains had been distributed as “capital gain dividends” by us to our stockholders.

Retention of Net Capital Gains—We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, our earnings and profits (determined for U.S. federal income tax purposes) would be adjusted accordingly, and a U.S. holder generally would:
•include its pro rata share of our undistributed capital gain in computing its long-term capital gains in its U.S. federal income tax return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;
•be deemed to have paid its share of the capital gains tax imposed on us on the designated amounts included in the U.S. holder’s income as long-term capital gain;
•receive a credit or refund for the amount of tax deemed paid by it;
•increase the adjusted tax basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and
•in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.
Passive Activity Losses and Investment Interest Limitations—Distributions we make and gain arising from the sale or exchange of our common stock by a U.S. holder will not be treated as passive activity income. As a result, U.S. holders generally will not be able to apply any “passive losses” against this income or gain. A U.S. holder generally may elect to treat capital gain dividends, capital gains from the disposition of our common stock and income designated as qualified dividend income, as described in “—Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the holder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.
Dispositions of Our Common Stock—If a U.S. holder sells or disposes of shares of our common stock, it will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted tax basis in the shares. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder has held such common stock for more than one year. However, if a U.S. holder recognizes a loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from us which were required to be treated as long-term capital gains. The deductibility of capital losses is subject to limitations.
Tax Rates—The maximum tax rate for non-corporate taxpayers for (1) long-term capital gains, including certain “capital gain dividends,” generally is 20% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” generally is 20%. In general, dividends payable by REITs are not eligible for the reduced tax rate on qualified dividend income, except to the extent that certain holding period requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year). Capital gain dividends will only be eligible for the rates described above to the extent that they are properly designated by the REIT as “capital gain dividends.” U.S. holders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income. In addition, non-corporate U.S. holders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning before January 1, 2026 for purposes of determining their U.S. federal income tax (but not for purposes of the 3.8% Medicare tax), subject to certain holding period requirements and other limitations.
Taxation of U.S. Tax-Exempt Holders of Our Common Stock
Dividend income from us and gain arising upon a sale of shares of our common stock generally should not be unrelated business taxable income, or UBTI, to a U.S. tax-exempt holder, except as described below. This income or gain will be UBTI, however, to the extent a U.S. tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Code. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the U.S. tax-exempt holder.
For U.S. tax-exempt holders that are social clubs, voluntary employee benefit associations or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9) or (c)(17) of the Code, respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.
Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of restrictions on ownership and transfer of our stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to our holders. However, because our common stock will be publicly traded upon completion of this offering of our common stock (and, we anticipate, will continue to be publicly traded), we cannot guarantee that this will always be the case.
Taxation of Non-U.S. Holders of Our Common Stock
The following discussion addresses the rules governing U.S. federal income taxation of the purchase, ownership and disposition of our common stock by non-U.S. holders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address other federal, state, local or non-U.S. tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances. We urge non-U.S. holders to consult their tax advisors to determine the impact of U.S. federal, state, local and non-U.S. income and other tax laws and any applicable tax treaty on the purchase, ownership and disposition of shares of our common stock, including any reporting requirements.
Distributions Generally—Distributions (including any taxable stock distributions) that are neither attributable to gains from sales or exchanges by us of United States real property interests, or USRPIs, nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable). Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied for a non-U.S. holder to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with a U.S. trade or business generally will not be subject to withholding but will be subject to U.S. federal income tax on a net basis at the regular rates, in the same manner as dividends paid to U.S. holders are subject to U.S. federal income tax. Any such dividends received by a non-U.S. holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting U.S. federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.
Except as otherwise provided below, we expect to withhold U.S. federal income tax at the rate of 30% on any distributions made to a non-U.S. holder unless:
1.a lower treaty rate applies and the non-U.S. holder furnishes an IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) evidencing eligibility for that reduced treaty rate; or
2.the non-U.S. holder furnishes an IRS Form W-8ECI (or other applicable documentation) claiming that the distribution is income effectively connected with the non-U.S. holder’s trade or business.
Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. holder to the extent that such distributions do not exceed the adjusted tax basis of the holder’s common stock, but rather will reduce the adjusted tax basis of such stock. To the extent that such distributions exceed the non-U.S. holder’s adjusted tax basis in such common stock, they generally will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. However, such excess distributions may be treated as dividend income for certain non-U.S. holders. For withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met.
Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests—Distributions to a non-U.S. holder that we properly designate as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to U.S. federal income taxation, unless:
1.the investment in our common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or
2.the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of such non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
Pursuant to the Foreign Investment in Real Property Tax Act, or FIRPTA, distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by us of USRPIs, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. holders generally would be taxed at the regular rates applicable to U.S. holders, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. We also will be required to withhold and to remit to the IRS 21% of any distribution to non-U.S. holders attributable to gain from sales or exchanges by us of USRPIs. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, any distribution with respect to any class of stock that is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 21% U.S. withholding tax described above, if the non-U.S. holder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions generally will be treated as ordinary dividend distributions and subject to withholding in the manner described above with respect to ordinary dividends. In addition, distributions to certain non-U.S. publicly traded shareholders that meet certain record-keeping and other requirements, or qualified shareholders, are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital stock. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Retention of Net Capital Gains—Although the law is not clear on the matter, it appears that amounts we designate as retained net capital gains in respect of our common stock should be treated with respect to non-U.S. holders as actual distributions of capital gain dividends. Under this approach, the non-U.S. holders may be able to offset as a credit against their U.S. federal income tax liability their proportionate share of the tax paid by us on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us exceeds their actual U.S. federal income tax liability. If we were to designate any portion of our net capital gain as retained net capital gain, non-U.S. holders should consult their tax advisors regarding the taxation of such retained net capital gain.
Sale of Our Common Stock—Gain realized by a non-U.S. holder upon the sale, exchange or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless such stock constitutes a USRPI. In general, stock of a domestic corporation that constitutes a “United States real property holding corporation,” or USRPHC, will constitute a USRPI. We believe that we are a USRPHC. Our common stock will not, however, constitute a USRPI so long as we are a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a five-year testing period less than 50% in value of its stock is held directly or indirectly by non-United States persons, subject to certain rules. For purposes of determining whether a REIT is a “domestically controlled qualified investment entity,” a person who at all applicable times holds less than 5% of a class of stock that is “regularly traded” is treated as a United States person unless the REIT has actual knowledge that such person is not a United States person. We believe, but cannot guarantee, that we are a “domestically controlled qualified investment entity.” Because our common stock will be publicly traded upon completion of this offering of our common stock (and, we anticipate, will continue to be publicly traded), no assurance can be given that we will continue to be a “domestically controlled qualified investment entity.”
Even if we do not qualify as a “domestically controlled qualified investment entity” at the time a non-U.S. holder sells our common stock, gain realized from the sale or other taxable disposition by a non-U.S. holder of such common stock would not be subject to U.S. federal income tax under FIRPTA as a sale of a USRPI if:
1.our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as Nasdaq; and
2.such non-U.S. holder owned, actually and constructively, 10% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.
In addition, dispositions of our common stock by qualified shareholders are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital stock. Furthermore, dispositions of our common stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.
Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of our common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either (a) the investment in our common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty) on such gain, as adjusted for certain items, or (b) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the non-U.S. holder’s capital gains derived from sources within the United States (or such lower rate specified by an applicable income tax treaty), which may be offset by capital losses of the non-U.S. holder derived from sources within the United States (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our common stock, a non-U.S. holder may be treated as having gain from the sale or other taxable disposition of a USRPI if the non-U.S. holder (1) disposes of such stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of that stock during the 61-day period beginning with the first day of the 30-day period described in clause (1), unless our common stock is “regularly traded” and the non-U.S. holder did not own more than 10% of our common stock at any time during the one-year period ending on the date of the distribution described in clause (1).
If gain on the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, and if shares of our common stock were not “regularly traded” on an established securities market, the purchaser of such common stock generally would be required to withhold and remit to the IRS 15% of the purchase price.
Information Reporting and Backup Withholding
U.S. Holders—A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on our common stock or proceeds from the sale or other taxable disposition of such stock. Certain U.S. holders are exempt from backup withholding, including corporations and certain U.S. tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and:
•the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•the holder furnishes an incorrect taxpayer identification number;
•the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or
•the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
Non-U.S. Holders—Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the non-U.S. holder, regardless of whether such distributions constitute a dividend or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of such stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of such stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Medicare Contribution Tax on Unearned Income
Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on stock and capital gains from the sale or other disposition of stock, subject to certain limitations. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of our common stock.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of our common stock, in each case paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.
Other Tax Consequences
State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction, or any U.S. federal tax other than income tax. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to our tax treatment as a REIT and on an investment in our common stock.

ERISA CONSIDERATIONS
The following is a summary of certain considerations associated with the purchase and holding of shares of our common stock by Benefit Plan Investors. A “Benefit Plan Investor” is (i) an “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, or ERISA), that is subject to Title I of ERISA, (ii) a plan, individual retirement account, “Keogh” plan or other arrangement subject to Section 4975 of the Code, or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA, (iii) an entity whose underlying assets are considered to include “plan assets” by reason of a plan’s investment in such entity (including, but not limited to, an insurance company general account), each of (i), (ii) and (iii), called a Plan, and (iv) any entity that otherwise constitutes a “benefit plan investor” within the meaning of the Plan Asset Regulations set forth at 29 C.F.R. Section 2510.3-101 promulgated under ERISA by the U.S. Department of Labor, or DOL, as modified by Section 3(42) of ERISA or the DOL Plan Asset Regulations.
The following is merely a summary, however, and should not be construed as legal advice or as complete in all relevant respects. All investors are urged to consult their own legal advisors before investing assets of a Plan in our common stock and to make their own independent decision.
General Fiduciary Matters
ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code and prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Plan or the management or disposition of the assets of such a Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the Plan.
In considering an investment in our common stock with a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any similar law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the Code or ERISA, or collectively, Similar Laws.
Prohibited Transaction Considerations
Section 406 of ERISA and Section 4975 of the Code prohibit Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of Section 406 of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code and may result in the disqualification of an individual retirement account. In addition, the fiduciary of the Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and/or the Code.
Regardless of whether or not our underlying assets are deemed to include “plan assets,” as described below, the acquisition and/or holding of our common stock by a Plan with respect to which we or an underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the DOL has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts, and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan receives no less, and pays no more, than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied or that any such exemptions will be available with respect to investments in our common stock.
Plan Asset Considerations
The DOL Plan Asset Regulations generally provide that when a Plan acquires an equity interest in an entity that is not (i) a “publicly-offered security”, (ii) a security issued by an investment company registered under the Investment Company Act of 1940, as amended, or (iii) an “operating company,” the Plan’s assets are deemed to include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established that the equity participation in the entity by Benefit Plan Investors is not “significant” or the Insignificant Participation Test.
For purposes of the DOL Plan Asset Regulations, a “publicly offered security” is a security that is (i) “freely transferable,” (ii) part of a class of securities that is “widely held,” and (iii) (A) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, provided that the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (B) is part of a class of securities that is registered under Section 12 of the Exchange Act. We intend to effect such a registration under the Securities Act and the Exchange Act. The DOL Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. It is anticipated that our common stock will be “widely held” within the meaning of the DOL Plan Asset Regulations, although no assurance can be given in this regard. The DOL Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. It is anticipated that our common stock will be “freely transferable” within the meaning of the DOL Plan Asset Regulations, although no assurance can be given in this regard.
For purposes of the Insignificant Participation Test, the DOL Plan Asset Regulations provide that equity participation in an entity by Benefit Plan Investors is not significant if, immediately after the most recent acquisition of an equity interest in the entity, the Benefit Plan Investors’ aggregate interest is less than 25% of the value of each class of equity interests in the entity, disregarding, for purposes of such determination, any interests held by any person that has discretionary authority or control with respect to our assets or who provides investment advice for a fee with respect to our assets, or an affiliate of such a person (each a Controlling Person), other than Benefit Plan Investors. Following this offering, it is possible that Benefit Plan Investors will hold and will continue to hold, less than 25% of the value of any class of equity interests of our company, disregarding, for purposes of such determination, any interests held by any Controlling Person other than Benefit Plan Investors and, as such, that our company may rely on the Insignificant Participation Test; however, we cannot be certain or make any assurance that this will be the case, and no monitoring or other measures will be undertaken with respect to the level of such ownership with respect to any class of equity interests of our company.
Plan Asset Consequences
If our assets were deemed to constitute “plan assets” pursuant to the DOL Plan Asset Regulations, the operation and administration of our company would become subject to the requirements of ERISA, including the fiduciary duty rules and the “prohibited transaction” prohibitions of ERISA, as well as the “prohibited transaction” prohibitions contained in the Code. If we become subject to these regulations, unless appropriate administrative exemptions are available (and there can be no assurance that they would be), we could, among other things, be restricted from acquiring otherwise desirable investments and from entering into otherwise favorable transactions, and certain transactions entered into by us in the ordinary course of business could constitute non-exempt prohibited transactions and/or breaches of applicable fiduciary duties under ERISA and/or the Code, which could, in turn, result in potentially substantial excise taxes and other penalties and liabilities under ERISA and the Code.
Representation
Because of the foregoing, our common stock should not be acquired or held by any Benefit Plan Investor or any other person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code and will not constitute a similar violation of any applicable Similar Law.
Any purchaser or subsequent transferee, including, without limitation, any fiduciary purchasing on behalf of a Plan, a Benefit Plan Investor, or a governmental, church or non-U.S. plan which is subject to Similar Laws will be deemed to have represented and warranted, in its corporate and fiduciary capacity, that if the purchaser or subsequent transferee is a Benefit Plan Investor, none of our company or the underwriters, or any of our or their respective affiliates, has acted as the Plan’s fiduciary (within the meaning of ERISA or the Code), or has been relied upon for any advice, with respect to the purchaser or transferee’s decision to acquire and hold our common stock, and shall not at any time be relied upon as the ERISA Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer our common stock.
The foregoing discussion is general in nature and is not intended to be all-inclusive. Such discussion should not be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering investing in our company on behalf of, or with the assets of, any Plan consult with counsel regarding the potential applicability of ERISA, Section 4975 of the Code and Similar Laws to such investment and whether an exemption would be applicable to the acquisition and/or holding of our common stock.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	3,570,000
BofA Securities, Inc.	3,570,000
J.P. Morgan Securities LLC	3,570,000
BMO Capital Markets Corp.	841,500
Goldman Sachs & Co. LLC	841,500
KeyBanc Capital Markets Inc.	841,500
Mizuho Securities USA LLC	841,500
Wells Fargo Securities, LLC	841,500
BTIG, LLC	416,500
Capital One Securities, Inc.	416,500
Fifth Third Securities, Inc.	416,500
PNC Capital Markets LLC	416,500
Regions Securities LLC	416,500
Total	17,000,000
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ overallotment option described below. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $1.05 per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,550,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, to cover overallotments, if any. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 2,550,000 shares of common stock to cover overallotments, if any.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$28.00	$476,000,000	$547,400,000
Underwriting discounts and commissions to be paid by us	$1.75	$29,750,000	$34,212,500
Proceeds, before expenses, to us	$26.25	$446,250,000	$513,187,500
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $6.8 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $30,000.
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.
Our common stock has been approved for listing, subject to official notice of issuance, on the Nasdaq Global Select Market under the ticker symbol “PECO.”

We and our directors and officers have agreed that, without the prior written consent of the representatives on behalf of the underwriters, during the period ending 180 days after the date of listing of our common stock for trading on a national securities exchange, or the restricted period, we and they will not cause any direct or indirect affiliate to, and will not publicly disclose an intention to, among others and as applicable:
(1)    offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned convertible into or exercisable or exchangeable for common stock (including, for the avoidance of doubt, shares of Class B common stock and OP units);
(2)    enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;
whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise;
(3)    during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock; or
(4)    file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.
The restrictions described in the immediately preceding paragraph are subject to customary exceptions, including (i) transfers of shares acquired in open market transactions after the completion of this offering; (ii) bona fide gifts or charitable contributions; (iii) transfers to any immediate family member, trust or other entity for the benefit of the lock-up signatory or an immediate family member; (iv) exchanges, redemptions or splits of any securities pursuant to the reclassification or reverse split transactions; (v) transfers by will, other testamentary document or intestate succession or for bona fide estate planning purposes; (vi) transfers by operation of law, such as pursuant to an order of a court or regulatory agency or pursuant to a domestic order or in connection with a divorce settlement; (vii) transfers to the Company or its subsidiaries pursuant to any redemption or conversion right relating to limited partnership interests in the Operating Partnership; (viii) transfers to the Company or its subsidiaries upon exercise on a net issuance basis of any equity award granted under any incentive plan described in this prospectus relating to the offering or upon share withholdings to cover applicable taxes in connection with the vesting or settlement of any equity award granted under any incentive plan described in this prospectus relating to the offering; (ix) transfers to a bona fide third party pursuant to a merger, consolidation, tender offer or other similar transaction made to all holders of common stock and involving a change of control of the Company and approved by the board, subject to certain restrictions; and (x) facilitating the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, subject to certain restrictions. Additionally, the Company may issue shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock, in the aggregate not to exceed 10% of the total number of shares issued and outstanding immediately following the completion of this offering (assuming full conversion, exchange or exercise of all outstanding securities convertible into or exercisable or exchangeable for shares of common stock), in connection with property acquisitions, mergers or acquisitions, joint ventures, commercial relationships or other strategic transactions, provided that the recipient of such shares will be required to execute a lock-up agreement and will be bound by the lock-up summarized above.
The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
Pursuant to the Articles of Amendment, upon the six-month anniversary of the listing of our common stock for trading on a national securities exchange or such earlier date or dates as approved by our Board with respect to all or any portion of the outstanding shares of our Class B common stock, each share of our Class B common stock will automatically, and without any stockholder action, convert into one share of our listed common stock. We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not approve the conversion of any of the outstanding shares of our Class B common stock into shares of our common stock before the six-month anniversary of the listing of our common stock for trading on a national securities exchange.
In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the overallotment option. The underwriters can close out a covered short sale by exercising the overallotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the overallotment option. The underwriters may also sell shares in excess of the overallotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
Certain of the underwriters and/or their respective affiliates are acting as lenders under our term loan facility and will receive their pro rata portion of the net proceeds from this offering used to repay amounts outstanding under the facility. In their capacity as lenders, these affiliates will receive certain financing fees in connection with the term loan facility in addition to the underwriting discount that may result from this offering. Accordingly, more than 5% of the net proceeds of this offering are intended be used to repay amounts owed to affiliates of the underwriters.
Affiliates of certain of the underwriters and/or their respective affiliates are acting as agents, arrangers and/or lenders under our new credit facility and will receive customary fees.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Reserved Share Program
At our request, an affiliate of BofA Securities, Inc., a participating underwriter in the offering, has reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, associates and certain other related persons. If these persons purchase reserved shares, such purchase will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.
Selling Restrictions
European Economic Area and United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
a.to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
b.to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or
c.in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
Each underwriter has represented and agreed that:
a.it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us); and
b.it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

The shares shall not be sold in the United Kingdom except to exempt persons under the Financial Services and Markets Act (Financial Promotion) Order 2005 (the “FPO”): (1) persons who are investment professionals (with professional experience in matters relating to investments), and as defined in Article 19(5) of the FPO; (2) persons who are certified high net worth individuals (having signed a statement declaring themselves a certified high net worth individual within 12 months of the date of this communication), and as defined in Article 48(2) of the FPO; (3) persons who are high net worth companies, unincorporated associations, etc., as defined in Article 49(2)(a) to (d) of the FPO; (4) persons who are certified sophisticated investors (having a current certificate signed by an authorised person declaring them to be sufficiently knowledgeable to understand the risks associated with the shares, and have signed a declaration in support of their status as a certified sophisticated investor within 12 months of the date of this communication), and as defined in Article 50(1) of the FPO; (5) persons who are self-certified sophisticated investors (having signed a statement declaring themselves a self-certified sophisticated investor within 12 months of the date of this communication), and as defined in Article 50a(1) of the FPO; or (6) persons to whom this prospectus may otherwise lawfully be communicated in the United Kingdom. This communication is directed only at those persons who fall under one or more of the above stated provisions. Those who do not fall under one or more of the above stated provisions should not rely on or act upon this communication. Any person in doubt about the investment or this communication should consult an authorised person specialising in advising on investments of the kind in question.
The Netherlands
This prospectus or any free writing prospectus we may provide in connection with this offering is not addressed to or intended for, and the shares of common stock described in the prospectus are not and will not be, directly or indirectly, offered, sold, transferred or delivered to, any individual or legal entity in the Netherlands except to individuals or entities that are qualified investors (gekwalificeerde beleggers) within the meaning of the Prospectus Regulation (2017/1129), as amended. As a consequence, no approved prospectus has to be made generally available in the Netherlands pursuant to Article 3 of the Prospectus Regulation (2017/1129), as amended.
Norway
This prospectus has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act of 29 June 2007 (in Norwegian: lov om verdipapirhandel av 29. juni 2007 nr. 75) (the STA), implementing Regulation (EU) 2017/1129 (the Prospectus Regulation). Neither this prospectus nor any other offering or marketing material relating to Phillips Edison or its shares have been approved by, or registered with, the Norwegian Financial Supervisory Authority (in Norwegian: Finanstilsynet), the Norwegian Company Registry (in Norwegian: Foretaksregisteret) or any other Norwegian public authority. Accordingly, shares in Phillips Edison will only be offered or sold in Norway to professional investors in compliance with the exemptions from the prospectus requirements as set out in the Prospectus Regulation, and otherwise in compliance with the provisions of the STA and appurtenant regulations, as well as any other laws and regulations applicable in Norway, governing the issue, offering and sale of securities. The offering of shares in Phillips Edison is not subject to the provisions of the Norwegian Alternative Investment Fund Act of 20 June 2014 (implementing the AIFMD) (in Norwegian: lov om forvaltning av alternative investeringsfond av 28. juni 2014 nr. 28) nor the Norwegian Investment Fund Act of 25 November 2011 (implementing the UCITS directive) (in Norwegian: lov om verdipapirfond av 25. november 2011 nr. 44), and consequently no marketing approvals have been sought or granted under these acts. This prospectus is for the recipient only and may not in any way be forwarded to any other person or to the public in Norway. This prospectus must not be copied or otherwise distributed by the recipient. Each potential investor should carefully consider individual tax questions before deciding to invest in Phillips Edison.
Canada
The common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Australia
This prospectus:
•does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
•may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).
The common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the common stock may be issued, and no draft or definitive prospectus, advertisement or other offering material relating to any common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the common stock, you represent and warrant to us that you are an Exempt Investor.
As any offer of common stock under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the common stock, offer, transfer, assign or otherwise alienate such common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Hong Kong
The common stock may not be offered or sold in Hong Kong by means of any prospectus other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
a.a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
b.a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:
1.to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
2.where no consideration is or will be given for the transfer;
3.where the transfer is by operation of law;
4.as specified in Section 276(7) of the SFA; or
5.as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.
Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.
Dubai International Financial Centre (“DIFC”)
This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common stock offered should conduct their own due diligence on the common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the common stock may not be offered or sold directly or indirectly to the public in the DIFC.

LEGAL MATTERS
Certain legal matters, including certain tax matters, will be passed upon for us by Latham & Watkins LLP, Los Angeles, California. Goodwin Procter LLP, New York, New York, will act as counsel to the underwriters. Venable LLP, Baltimore, Maryland, will pass upon the validity of the shares of our common stock sold in this offering and certain other matters under Maryland law.

EXPERTS
The financial statements as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, and the related financial statement schedule included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The statements included in this prospectus under the caption “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters—Valuation Overview,” relating to the role of Duff & Phelps, LLC, or Duff & Phelps, have been reviewed by Duff & Phelps, an independent third-party real estate valuation and advisory firm, and are included in our prospectus given the authority of such firm as experts in property valuation and appraisals.
The statements included in this prospectus under the caption “Industry and Market Data,” as well as certain information in “Prospectus Summary,” “Our Business and Properties," and other sections in this prospectus where indicated, have been prepared and reviewed by Jones Lang LaSalle Americas, Inc., or JLL, an independent third-party real estate advisory and consulting services firm, and are included in our prospectus given the authority of such advisor as an expert on such matters.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form S-11 with the SEC with respect to the shares of our common stock to be issued in this offering. This prospectus is a part of that registration statement and, as permitted by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document are necessarily summaries of such contract or document and in each instance, if we have filed the contract or document as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.
We are subject to the information requirements of the Exchange Act, and in accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We furnish our stockholders by mail (or, where permitted, by electronic delivery and notification) with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. The registration statement is, and all of these filings with the SEC are, available to the public over the internet at the SEC’s website at www.sec.gov.
Our website at www.phillipsedison.com contains additional information about our business. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus.

*All schedules other than the one listed in the index have been omitted as the required information is either not applicable or the information is already presented in the consolidated financial statements or the related notes.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(Condensed and Unaudited)
(In thousands, except per share amounts)

	March 31, 2021	December 31, 2020
ASSETS
Investment in real estate:
Land and improvements	$1,549,667	$1,549,362
Building and improvements	3,205,125	3,237,986
In-place lease assets	440,009	441,683
Above-market lease assets	65,212	66,106
Total investment in real estate assets	5,260,013	5,295,137
Accumulated depreciation and amortization	(980,981)	(941,413)
Net investment in real estate assets	4,279,032	4,353,724
Investment in unconsolidated joint ventures	33,813	37,366
Total investment in real estate assets, net	4,312,845	4,391,090
Cash and cash equivalents	20,258	104,296
Restricted cash	41,995	27,641
Goodwill	29,066	29,066
Other assets, net	138,068	126,470
Real estate investment and other assets held for sale	24,369	—
Total assets	$4,566,601	$4,678,563

LIABILITIES AND EQUITY
Liabilities:
Debt obligations, net	$2,276,972	$2,292,605
Below-market lease liabilities, net	97,865	101,746
Earn-out liability	38,000	22,000
Derivative liabilities	42,970	54,759
Deferred income	19,127	14,581
Accounts payable and other liabilities	80,152	176,943
Liabilities of real estate investment held for sale	2,109	—
Total liabilities	2,557,195	2,662,634
Commitments and contingencies (Note 8)	—	—
Equity:
Preferred stock, $0.01 par value per share, 10,000 shares authorized, zero shares issued and
outstanding at March 31, 2021 and December 31, 2020	—	—
Common stock, $0.01 par value per share, 1,000,000 shares authorized, 93,582 and 93,279
shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively	2,807	2,798
Additional paid-in capital (“APIC”)	2,746,891	2,739,358
Accumulated other comprehensive loss (“AOCI”)	(41,695)	(52,306)
Accumulated deficit	(1,023,155)	(999,491)
Total stockholders’ equity	1,684,848	1,690,359
Noncontrolling interests	324,558	325,570
Total equity	2,009,406	2,015,929
Total liabilities and equity	$4,566,601	$4,678,563

See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(Condensed and Unaudited)
(In thousands, except per share amounts)

	Three Months Ended March 31,
	2021	2020
Revenues:
Rental income	$127,623	$128,466
Fees and management income	2,286	2,165
Other property income	472	892
Total revenues	130,381	131,523
Operating Expenses:
Property operating	22,202	21,762
Real estate taxes	16,573	17,112
General and administrative	9,341	10,740
Depreciation and amortization	55,341	56,227
Impairment of real estate assets	5,000	—
Total operating expenses	108,457	105,841
Other:
Interest expense, net	(20,063)	(22,775)
Gain (loss) on disposal of property, net	13,841	(1,577)
Other (expense) income, net	(15,585)	9,869
Net income	117	11,199
Net income attributable to noncontrolling interests	(14)	(1,430)
Net income attributable to stockholders	$103	$9,769
Earnings per common share:
Net income per share attributable to stockholders - basic and diluted (Note 10)	$0.00	$0.10

Comprehensive income (loss):
Net income	$117	$11,199
Other comprehensive income (loss):
Change in unrealized value on interest rate swaps	12,120	(43,364)
Comprehensive income (loss)	12,237	(32,165)
Net income attributable to noncontrolling interests	(14)	(1,430)
Change in unrealized value on interest rate swaps attributable to noncontrolling interests	(1,509)	5,574
Comprehensive income (loss) attributable to stockholders	$10,714	$(28,021)

See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(Condensed and Unaudited)
(In thousands, except per share amounts)

	Three Months Ended March 31, 2021 and 2020
	Common Stock		APIC	AOCI	Accumulated Deficit	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	Shares	Amount
Balance at January 1, 2020	96,349	$2,890	$2,779,130	$(20,762)	$(947,252)	$1,814,006	$354,788	$2,168,794
DRIP	479	14	15,926	—	—	15,940	—	15,940
Share repurchases	(96)	(3)	(2,697)	—	—	(2,700)	—	(2,700)
Change in unrealized value on interest rate swaps	—	—	—	(37,790)	—	(37,790)	(5,574)	(43,364)
Common distributions declared, $0.503 per share	—	—	—	—	(48,809)	(48,809)	—	(48,809)
Distributions to noncontrolling interests	—	—	—	—	—	—	(7,105)	(7,105)
Share-based compensation	34	1	140	—	—	141	(290)	(149)
Conversion of noncontrolling interests	39	1	1,304	—	—	1,305	(1,305)	—
Net income	—	—	—	—	9,769	9,769	1,430	11,199
Balance at March 31, 2020	96,805	$2,903	$2,793,803	$(58,552)	$(986,292)	$1,751,862	$341,944	$2,093,806

Balance at January 1, 2021	93,279	$2,798	$2,739,358	$(52,306)	$(999,491)	$1,690,359	$325,570	$2,015,929
DRIP	280	8	7,360	—	—	7,368	—	7,368
Share repurchases	(24)	—	(123)	—	—	(123)	—	(123)
Change in unrealized value on interest rate swaps	—	—	—	10,611	—	10,611	1,509	12,120
Common distributions declared, $0.255 per share	—	—	—	—	(23,767)	(23,767)	—	(23,767)
Distributions to noncontrolling interests	—	—	—	—	—	—	(3,319)	(3,319)
Share-based compensation	47	1	325	—	—	326	784	1,110
Other	—	—	(29)	—	—	(29)	—	(29)
Net income	—	—	—	—	103	103	14	117
Balance at March 31, 2021	93,582	$2,807	$2,746,891	$(41,695)	$(1,023,155)	$1,684,848	$324,558	$2,009,406

See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(Condensed and Unaudited)
(In thousands)

	Three Months Ended March 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$117	$11,199
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of real estate assets	54,341	54,817
Impairment of real estate assets	5,000	—
Depreciation and amortization of corporate assets	1,000	1,410
Net amortization of above- and below-market leases	(838)	(788)
Amortization of deferred financing expenses	1,227	1,251
Amortization of debt and derivative adjustments	354	1,061
(Gain) loss on disposal of property, net	(13,841)	1,577
Change in fair value of earn-out liability	16,000	(10,000)
Straight-line rent	(1,424)	(2,288)
Share-based compensation	1,110	(149)
Return on investment in unconsolidated joint ventures	1,546	246
Other	(567)	707
Changes in operating assets and liabilities:
Other assets, net	(10,787)	(15,117)
Accounts payable and other liabilities	(4,487)	(8,313)
Net cash provided by operating activities	48,751	35,613
CASH FLOWS FROM INVESTING ACTIVITIES:
Real estate acquisitions	(39,850)	(4,319)
Capital expenditures	(13,537)	(15,965)
Proceeds from sale of real estate	58,356	17,447
Investment in third parties	(3,000)	—
Return of investment in unconsolidated joint ventures	2,721	424
Net cash provided by (used in) investing activities	4,690	(2,413)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving credit facility	—	55,000
Payments on revolving credit facility	—	(21,000)
Payments on mortgages and loans payable	(16,505)	(32,657)
Distributions paid, net of DRIP	(24,296)	(32,792)
Distributions to noncontrolling interests	(4,530)	(7,108)
Repurchases of common stock	(77,765)	(5,176)
Other	(29)	—
Net cash used in financing activities	(123,125)	(43,733)
NET DECREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(69,684)	(10,533)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH:
Beginning of period	131,937	95,108
End of period	$62,253	$84,575

RECONCILIATION TO CONSOLIDATED BALANCE SHEETS:
Cash and cash equivalents	$20,258	$36,532
Restricted cash	41,995	48,043
Cash, cash equivalents, and restricted cash at end of period	$62,253	$84,575

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(Condensed and Unaudited)
(In thousands)

	2021	2020
SUPPLEMENTAL CASH FLOW DISCLOSURE, INCLUDING NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cash paid for interest	$18,891	$20,329
Right-of-use, or ROU, assets obtained in exchange for new lease liabilities	194	551
Accrued capital expenditures	3,442	3,392
Change in distributions payable	(7,897)	77
Change in distributions payable - noncontrolling interests	(1,211)	(3)
Change in accrued share repurchase obligation	(77,642)	(2,476)
Distributions reinvested	7,368	15,940

See notes to consolidated financial statements.

Phillips Edison & Company, Inc.
Notes to Consolidated Financial Statements
(Condensed and Unaudited)
March 31, 2021

1. ORGANIZATION
Phillips Edison & Company, Inc. (“we,” the “Company,” “PECO,” “our,” or “us”) was formed as a Maryland corporation in October 2009. Substantially all of our business is conducted through Phillips Edison Grocery Center Operating Partnership I, L.P., (the “Operating Partnership”), a Delaware limited partnership formed in December 2009. We are a limited partner of the Operating Partnership, and our wholly-owned subsidiary, Phillips Edison Grocery Center OP GP I LLC, is the sole general partner of the Operating Partnership.
We are a real estate investment trust (“REIT”) that invests primarily in well-occupied, grocery-anchored, neighborhood and community shopping centers that have a mix of creditworthy national, regional, and local retailers that sell necessity-based goods and services in strong demographic markets throughout the United States. In addition to managing our own shopping centers, our third-party investment management business provides comprehensive real estate and asset management services to two institutional joint ventures, in which we have a partial ownership interest, and one private fund (collectively, the “Managed Funds”) as of March 31, 2021.
As of March 31, 2021, we wholly-owned 278 real estate properties. Additionally, we owned a 20% equity interest in Necessity Retail Partners (“NRP”), a joint venture that owned two properties, and a 14% interest in Grocery Retail Partners I LLC (“GRP I”), a joint venture that owned 20 properties.
The consolidated financial statements and accompanying footnotes give effect to a one-for-three reverse stock split of the Company’s common stock, which took place on July 2, 2021. In addition, the consolidated financial statements and accompanying footnotes give effect to a corresponding reverse split of our Operating Partnership’s units, or “OP units”. As a result of the reverse stock and OP unit split, every three shares of our common stock and OP units have been automatically combined and converted into one issued and outstanding share of common stock or OP unit, as applicable, rounded to the nearest 1/100th share or OP unit. The reverse stock and OP unit splits impact all classes of common stock and OP units proportionately and resulted in no impact on any stockholder’s or limited partner’s percentage ownership of all issued and outstanding common stock or OP units. These transactions are collectively referred to as the “reverse stock split”.
All share and per share data included in these consolidated financial statements and accompanying footnotes give retroactive effect to the reverse stock split.
Additionally, we have effected a reclassification transaction by filing an amendment to our charter, which was previously approved by our stockholders, in which each issued and outstanding share of our common stock was changed into one share of our newly created class of Class B common stock. Our Class B common stock is identical to our common stock that will be offered in the pending offering, except that (i) we do not intend to list our Class B common stock on a national securities exchange in connection with the pending offering, and (ii) upon the six-month anniversary of the listing of our common stock for trading on a national securities exchange (or such earlier date or dates as may be approved by our Board in certain circumstances with respect to all or any portion of the outstanding shares of our Class B common stock), each share of our Class B common stock will automatically, and without any stockholder action, convert into one share of our listed common stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Set forth below is a summary of the significant accounting estimates and policies that management believes are important to the preparation of our condensed consolidated interim financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by management. For example, significant estimates and assumptions have been made with respect to the useful lives of assets, remaining hold period of assets, recoverable amounts of receivables, and other fair value measurement assessments required for the preparation of the consolidated interim financial statements. As a result, these estimates are subject to a degree of uncertainty.
Beginning in 2020, the coronavirus (“COVID-19”) pandemic has caused significant disruption to our operations. All temporarily closed tenants have since been permitted to reopen. Some may be limiting the number of customers allowed in their stores, or have modified their operations in other ways that may impact their profitability, either as a result of government mandates or self-elected efforts to reduce the spread of COVID-19. These actions, as well as the continuing economic impacts of the COVID-19 pandemic, could result in increased permanent store closures. In addition to the permanent closures that have occurred in our portfolio, this could reduce the demand for leasing space in our shopping centers and result in a decline in occupancy and rental revenues in our real estate portfolio. Because of the adverse economic conditions that have occurred as a result of the impacts of the COVID-19 pandemic and the ongoing uncertainty related to the pandemic, it is possible that the estimates and assumptions that have been utilized in the preparation of the consolidated financial statements could change significantly. All of this activity impacts our estimates around the collectibility of revenue and valuation of real estate assets, goodwill and other intangible assets, and certain liabilities, among others.
There were no changes to our significant accounting policies during the three months ended March 31, 2021. For a full summary of our accounting policies, refer to Note 2 to our annual financial statements included elsewhere in this prospectus.

Basis of Presentation and Principles of Consolidation—The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. Readers of these financial statements should refer to our audited consolidated financial statements for the year ended December 31, 2020. In the opinion of management, all normal and recurring adjustments necessary for the fair presentation of the unaudited consolidated financial statements for the periods presented have been included herein. Our results of operations for the three months ended March 31, 2021 are not necessarily indicative of the operating results expected for the full year.
The accompanying consolidated financial statements include our accounts and those of our majority-owned subsidiaries. All intercompany balances and transactions are eliminated upon consolidation.
Certain amounts in prior periods have been reclassified to conform to current presentation.
Income Taxes—Our consolidated financial statements include the operations of wholly-owned subsidiaries that have jointly elected to be treated as Taxable REIT Subsidiaries and are subject to U.S. federal, state, and local income taxes at regular corporate tax rates. We recognized an insignificant amount of federal, state, and local income tax expense for the three months ended March 31, 2021 and 2020, and we retain a full valuation allowance for our deferred tax asset. All income tax amounts are included in Other (Expense) Income, Net on the consolidated statements of operations and comprehensive income (loss) (“consolidated statements of operations”).
Recently Issued Accounting Pronouncements—On January 7, 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2021-01 to amend the scope of the guidance in ASU 2020-04 on facilitation of the effects of reference rate reform on financial reporting. Specifically, the amendments in ASU 2021-01 clarify that certain optional expedients and exceptions in Accounting Standards Codification (“ASC”) Topic 848, Reference Rate Reform for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. We adopted ASU 2021-01 upon its issuance and the adoption of this standard did not have a material impact on our consolidated financial statements.
Reclassifications—The following line items on our consolidated statement of cash flows for the three months ended March 31, 2020 were reclassified to conform to current year presentation:
•Return on Investment in Unconsolidated Joint Ventures was listed on a separate line from Other Assets, Net; and
•Net Change in Credit Facility was separated into two lines, Proceeds from Revolving Credit Facility and Payments on Revolving Credit Facility.

3. LEASES
Lessor—The majority of our leases are largely similar in that the leased asset is retail space within our properties, and the lease agreements generally contain similar provisions and features, without substantial variations. All of our leases are currently classified as operating leases. Lease income related to our operating leases was as follows for the three months ended March 31, 2021 and 2020 (in thousands):

	March 31, 2021	March 31, 2020
Rental income related to fixed lease payments(1)	$94,966	$96,027
Rental income related to variable lease payments(1)	31,401	31,838
Straight-line rent amortization(2)	1,369	2,309
Amortization of lease assets	827	779
Lease buyout income	797	94
Adjustments for collectibility(2)(3)	(1,737)	(2,581)
Total rental income	$127,623	$128,466
(1)Includes rental income related to lease payments before assessing for collectibility.
(2)Includes revenue adjustments for non-creditworthy tenants.
(3)Contains general reserves; excludes reserves for straight-line rent amortization.
Approximate future fixed contractual lease payments to be received under non-cancelable operating leases in effect as of March 31, 2021, assuming no new or renegotiated leases or option extensions on lease agreements, and including the impact of rent abatements, payment plans, and tenants who have been moved to the cash basis of accounting for revenue recognition purposes are as follows (in thousands):

Year	Amount
Remaining 2021	$284,609
2022	351,031
2023	303,854
2024	248,929
2025	193,599
Thereafter	470,135
Total	$1,852,157
In response to the COVID-19 pandemic, we executed payment plans with our tenants. As of April 20, 2021, we have $5.2 million of outstanding payment plans with our tenants, and we had recorded rent abatements totaling approximately $4.4 million during 2021. These payment plans and rent abatements represented approximately 1.4% and 1.1% of our wholly-owned portfolio’s annualized base rent (“ABR”), respectively. As of April 20, 2021, approximately 85% of payments are scheduled to be received by December 31, 2021 for all executed payment plans, and the weighted-average remaining term over which we expect to receive payment on executed payment plans is approximately twelve months. For the three months ended March 31, 2021 and 2020, we had $4.8 million and $2.8 million, respectively, in unfavorable monthly revenue adjustments for tenants not considered creditworthy. These amounts include the estimated impact of tenants who have filed for bankruptcy. Revenue for tenants deemed non-creditworthy is only recorded as cash is received.
No single tenant comprised 10% or more of our aggregate ABR as of March 31, 2021. As of March 31, 2021, our wholly-owned real estate investments in Florida and California represented 12.4% and 10.4% of our ABR, respectively. As a result, the geographic concentration of our portfolio makes it particularly susceptible to adverse weather or economic events, including the impact of the COVID-19 pandemic, in the Florida and California real estate markets.
Lessee—Lease assets and liabilities, grouped by balance sheet line where they are recorded, consisted of the following as of March 31, 2021 and December 31, 2020 (in thousands):

Balance Sheet Information	Balance Sheet Location	March 31, 2021	December 31, 2020
ROU assets, net - operating leases	Investment in Real Estate	$4,032	$3,867
ROU assets, net - operating and finance leases	Other Assets, Net	1,260	1,438
Operating lease liability	Accounts Payable and Other Liabilities	5,774	5,731
Finance lease liability	Debt Obligations, Net	91	164

4. REAL ESTATE ACTIVITY
Property Sales—The following table summarizes our real estate disposition activity (dollars in thousands):

	Three Months Ended March 31,
	2021	2020
Number of properties sold	6	3
Number of outparcels sold(1)	1	—
Proceeds from sale of real estate	$58,356	$17,447
Gain (loss) on sale of properties, net(2)	14,355	(826)
(1)The outparcel sold in the first quarter of 2021 was the only remaining portion of one of our properties, and therefore the sale resulted in a reduction in our total property count.
(2)The gain (loss) on sale of properties, net does not include miscellaneous write-off activity, which is also recorded in Gain (Loss) on Disposal of Property, Net on the consolidated statements of operations.
Subsequent to March 31, 2021, we sold two properties for $20.2 million.
Acquisitions—The following table summarizes our real estate acquisition activity (dollars in thousands):

	Three Months Ended March 31,
	2021	2020
Number of properties acquired	2	—
Number of outparcels acquired(1)	2	2
Total acquisition price	$39,850	$4,319
(1)Outparcels acquired are adjacent to shopping centers that we own.
The fair value and weighted-average useful life at acquisition for lease intangibles acquired are as follows (dollars in thousands, weighted-average useful life in years):

	Three Months Ended March 31, 2021
	Fair Value	Weighted-Average Useful Life
In-place leases	$4,155	7
Above-market leases	52	5
Below-market leases	(1,652)	6
Property Held for Sale—As of March 31, 2021, two properties were classified as held for sale. As of December 31, 2020, no properties were classified as held for sale. Properties classified as held for sale as of March 31, 2021 were under contract to sell, with no substantive contingencies, and the prospective buyers had significant funds at risk as of the reporting date. Subsequent to March 31, 2021, one of our held for sale properties was sold. A summary of assets and liabilities for the properties held for sale as of March 31, 2021 is below (in thousands):

March 31, 2021
ASSETS
Total investment in real estate assets, net	$23,852
Other assets, net	517
Total assets	$24,369
LIABILITIES
Below-market lease liabilities, net	$1,866
Accounts payable and other liabilities	243
Total liabilities	$2,109

5. OTHER ASSETS, NET
The following is a summary of Other Assets, Net outstanding as of March 31, 2021 and December 31, 2020, excluding amounts related to assets held for sale (in thousands):

	March 31, 2021	December 31, 2020
Other assets, net:
Deferred leasing commissions and costs	$42,946	$41,664
Deferred financing expenses(1)	13,971	13,971
Office equipment, ROU assets, and other	22,045	21,578
Corporate intangible assets	6,804	6,804
Total depreciable and amortizable assets	85,766	84,017
Accumulated depreciation and amortization	(47,819)	(45,975)
Net depreciable and amortizable assets	37,947	38,042
Accounts receivable, net(2)	47,659	46,893
Accounts receivable - affiliates	1,073	543
Deferred rent receivable, net(3)	33,257	32,298
Prepaid expenses and other	15,132	8,694
Investment in third parties	3,000	—
Total other assets, net	$138,068	$126,470
(1)Deferred financing expenses per the above table are related to our revolving line of credit and as such we have elected to classify them as an asset rather than as a contra-liability.
(2)Net of $7.2 million and $8.9 million of general reserves for uncollectible amounts as of March 31, 2021 and December 31, 2020, respectively. Receivables that were removed for tenants considered to be non-creditworthy were $19.6 million and $22.8 million as of March 31, 2021 and December 31, 2020, respectively.
(3)Net of $5.1 million and $4.4 million of adjustments as of March 31, 2021 and December 31, 2020, respectively, for straight-line rent removed for tenants considered to be non-creditworthy.

6. DEBT OBLIGATIONS
The following is a summary of the outstanding principal balances and interest rates, which include the effect of derivative financial instruments, for our debt obligations as of March 31, 2021 and December 31, 2020 (dollars in thousands):

	Interest Rate(1)	March 31, 2021	December 31, 2020
Revolving credit facility	LIBOR + 1.4%	$—	$—
Term loans(2)	1.4% - 4.6%	1,622,500	1,622,500
Secured loan facilities	3.4% - 3.5%	395,000	395,000
Mortgages	3.5% - 7.2%	273,590	290,022
Finance lease liability		91	164
Assumed market debt adjustments, net		(1,587)	(1,543)
Deferred financing expenses, net		(12,622)	(13,538)
Total		$2,276,972	$2,292,605

Weighted-average interest rate		3.0%	3.1%
(1)Interest rates are as of March 31, 2021.
(2)Our term loans carry an interest rate of LIBOR plus a spread. While most of the rates are fixed through the use of swaps, there is a portion of these loans that are not subject to a swap, and thus are still indexed to LIBOR.
In April 2021, we repaid $25.1 million in mortgage loans ahead of their scheduled maturities.

The allocation of total debt between fixed-rate and variable-rate as well as between secured and unsecured, excluding market debt adjustments and deferred financing expenses, net, and including the effects of derivative financial instruments (see Notes 7 and 12) as of March 31, 2021 and December 31, 2020, is summarized below (in thousands):

	March 31, 2021	December 31, 2020
As to interest rate:
Fixed-rate debt	$1,598,681	$1,727,186
Variable-rate debt	692,500	580,500
Total	$2,291,181	$2,307,686
As to collateralization:
Unsecured debt	$1,622,500	$1,622,500
Secured debt	668,681	685,186
Total	$2,291,181	$2,307,686

7. DERIVATIVES AND HEDGING ACTIVITIES
Risk Management Objective of Using Derivatives—We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposure to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of our debt funding, and through the use of derivative financial instruments. Specifically, we enter into interest rate swaps to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts and our known or expected cash payments principally related to our investments and borrowings.
Cash Flow Hedges of Interest Rate Risk—Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for our making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.
The changes in the fair value of derivatives designated, and that qualify, as cash flow hedges are recorded in AOCI and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the three months ended March 31, 2021 and 2020, such derivatives were used to hedge the variable cash flows associated with certain variable-rate debt. Amounts reported in AOCI related to these derivatives will be reclassified to Interest Expense, Net as interest payments are made on the variable-rate debt. During the next twelve months, we estimate that an additional $18.9 million will be reclassified from AOCI as an increase to Interest Expense, Net.
The following is a summary of our interest rate swaps that were designated as cash flow hedges of interest rate risk as of March 31, 2021 and December 31, 2020 (dollars in thousands):

	March 31, 2021	December 31, 2020
Count	5	6
Notional amount	$930,000	$1,042,000
Fixed LIBOR	1.3% - 2.9%	1.3% - 2.9%
Maturity date	2022 - 2025	2021 - 2025
We assumed five hedges with a notional amount of $570 million as a part of a merger. The fair value of the five hedges assumed was $14.7 million and is amortized over the remaining lives of the respective hedges and recorded in Interest Expense, Net in the consolidated statements of operations. The net unamortized amount remaining as of March 31, 2021 and December 31, 2020 was $4.7 million and $5.0 million, respectively.
The table below details the nature of the gain and loss recognized on interest rate derivatives designated as cash flow hedges in the consolidated statements of operations (in thousands):

	Three Months Ended March 31,
	2021	2020
Amount of gain (loss) recognized in Other Comprehensive Income (Loss)	$7,265	$(44,916)
Amount of loss reclassified from AOCI into interest expense	4,855	1,552

Credit-risk-related Contingent Features—We have agreements with our derivative counterparties that contain provisions where, if we default, or are capable of being declared in default, on any of our indebtedness, we could also be declared to be in default on our derivative obligations. As of March 31, 2021, the fair value of our derivatives in a net liability position, which included accrued interest but excluded any adjustment for nonperformance risk related to these agreements, was approximately $43.0 million. As of March 31, 2021, we had not posted any collateral related to these agreements and were not in breach of any agreement provisions. If we had breached any of these provisions, we could have been required to settle our obligations under the agreements at their termination value of $43.0 million.

8. COMMITMENTS AND CONTINGENCIES
Litigation—We are involved in various claims and litigation matters arising in the ordinary course of business, some of which involve claims for damages. Many of these matters are covered by insurance, although they may nevertheless be subject to deductibles or retentions. Although the ultimate liability for these matters cannot be determined, based upon information currently available, we believe the resolution of such claims and litigation will not have a material adverse effect on our consolidated financial statements.
Environmental Matters—In connection with the ownership and operation of real estate, we may potentially be liable for costs and damages related to environmental matters. In addition, we may own or acquire certain properties that are subject to environmental remediation. Depending on the nature of the environmental matter, the seller of the property, a tenant of the property, and/or another third party may be responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify us against future remediation costs. We also carry environmental liability insurance on our properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which we may be liable. We are not aware of any environmental matters which we believe are reasonably likely to have a material effect on our consolidated financial statements.
Captive Insurance—Our captive insurance company, Silver Rock Insurance, Inc. (“Silver Rock”) provides general liability insurance, wind, reinsurance, and other coverage to us and our related-party joint ventures. We capitalize Silver Rock in accordance with applicable regulatory requirements.
Silver Rock established annual premiums based on the past loss experience of the insured properties. An independent third party was engaged to perform an actuarial estimate of projected future claims, related deductibles, and projected future expenses necessary to fund associated risk management programs. Premiums paid to Silver Rock may be adjusted based on these estimates, and such premiums may be reimbursed by tenants pursuant to specific lease terms.
As of March 31, 2021, we had four letters of credit outstanding totaling approximately $8.0 million to provide security for our obligations under Silver Rock’s insurance and reinsurance contracts.

9. EQUITY
General—The holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including one vote per nominee in the election of the Board. Our charter does not provide for cumulative voting in the election of directors.
On April 29, 2021, our board of directors (“Board”) increased the estimated value per share (“EVPS”) of our common stock to $31.65 based substantially on the estimated market value of our portfolio of real estate properties and our third-party investment management business as of March 31, 2021. We engaged a third-party valuation firm to provide a calculation of the range in EVPS of our common stock as of March 31, 2021, which reflected certain balance sheet assets and liabilities as of that date. Previously, our EVPS was $26.25, based substantially on the estimated market value of our portfolio of real estate properties and our third-party investment management business as of March 31, 2020.
Dividend Reinvestment Plan—The DRIP allows stockholders to invest distributions in additional shares of our common stock, subject to certain limits. Stockholders who elect to participate in the DRIP may choose to invest all or a portion of their cash distributions in shares of our common stock at a price equal to our most recent EVPS.
Stockholders who elect to participate in the DRIP, and who are subject to U.S. federal income taxation laws, will incur a tax liability on an amount equal to the fair value on the relevant distribution date of the shares of our common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the distributions in cash.
The Third Amended and Restated Dividend Reinvestment Plan has been suspended, beginning with the distribution payable on April 1, 2021. Stockholders will receive their full monthly distribution of $0.08499999 per share in cash until further notice.

Distributions—Distributions paid to stockholders and Operating Partnership unit (“OP unit”) holders of record subsequent to March 31, 2021 were as follows (dollars in thousands, excluding per share amounts):

Month	Date of Record	Monthly Distribution Rate	Date Distribution Paid	Gross Amount of Distribution Paid	Net Cash Distribution
March	3/19/2021	$0.08499999	4/1/2021	$9,059	$9,059
April	4/19/2021	0.08499999	5/3/2021	9,059	9,059
On April 29, 2021, our Board authorized distributions for May 2021 to the stockholders of record at the close of business on May 17, 2021 equal to a monthly amount of $0.08499999 per share of common stock. OP unit holders will receive distributions at the same rate as common stockholders. We pay distributions to stockholders and OP unit holders based on monthly record dates, and we expect to pay the May 2021 distributions on June 1, 2021.
Share Repurchase Program (“SRP”)—The SRP provides an opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations. The Board reserves the right, in its sole discretion, at any time and from time to time, to reject any request for repurchase. The Fourth Amended and Restated Share Repurchase Program (the “Fourth Amended SRP”), which is currently limited to repurchases resulting from the death, qualifying disability, or the declaration of incompetence (“DDI”) of stockholders, has been suspended, and the March 31, 2021 repurchases related to stockholder DDI were not executed. The SRP for both standard and DDI requests will remain suspended until further notice.
Convertible Noncontrolling Interests—As of March 31, 2021 and December 31, 2020, we had approximately 13.4 million and 13.3 million outstanding OP units, respectively. Additionally, certain of our outstanding restricted share and performance share awards will result in the issuance of OP units upon vesting in future periods.
Under the terms of the Fourth Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), OP unit holders may elect to exchange their OP units. The Operating Partnership controls the form of the redemption, and may elect to exchange OP units either for shares of our common stock, provided that the OP units have been outstanding for at least one year, or for cash. As the form of redemption for OP units is within our control, the OP units outstanding as of March 31, 2021 and December 31, 2020 are classified as Noncontrolling Interests within permanent equity on our consolidated balance sheets.
During the three months ended March 31, 2020, approximately 39,300 OP units were converted into shares of our common stock at a 1:1 ratio. There were no OP units converted into shares of our common stock for the three months ended March 31, 2021. The $3.3 million and $7.1 million of distributions for the three months ended March 31, 2021 and 2020, respectively, that have been paid on OP units are included in Distributions to Noncontrolling Interests on the consolidated statements of equity.

10. EARNINGS PER SHARE
We use the two-class method of computing earnings per share (“EPS”), which is an earnings allocation formula that determines EPS for common stock and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPS is computed by dividing Net Income Attributable to Stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur from share equivalent activity.
OP units held by limited partners other than us are considered to be participating securities because they contain non-forfeitable rights to dividends or dividend equivalents, and have the potential to be exchanged for an equal number of shares of our common stock in accordance with the terms of the Partnership Agreement.
The impact of these outstanding OP units on basic and diluted EPS has been calculated using the two-class method whereby earnings are allocated to the OP units based on dividends declared and the OP units’ participation rights in undistributed earnings. The effects of the two-class method on basic and diluted EPS were immaterial to the consolidated financial statements during the three months ended March 31, 2021 and 2020.

The following table provides a reconciliation of the numerator and denominator of the earnings per share calculations (in thousands, except per share amounts):

	Three Months Ended March 31,
	2021	2020
Numerator:
Net income attributable to stockholders - basic	$103	$9,769
Net income attributable to convertible OP units(1)	14	1,430
Net income - diluted	$117	$11,199
Denominator:
Weighted-average shares - basic	93,490	96,652
OP units(1)	13,354	14,283
Dilutive restricted stock awards	151	141
Adjusted weighted-average shares - diluted	106,995	111,076
Earnings per common share:
Basic and diluted income per share	$0.00	$0.10
(1) OP units include units that are convertible into common stock or cash, at the Operating Partnership’s option. The Operating Partnership income or loss attributable to these OP units, which is included as a component of Net Income Attributable to Noncontrolling Interests on the consolidated statements of operations, has been added back in the numerator as these OP units were included in the denominator for all periods presented.

11. REVENUE RECOGNITION AND RELATED PARTY TRANSACTIONS
Revenue—We have entered into agreements with the Managed Funds related to certain advisory, management, and administrative services we provide to their real estate assets in exchange for fees and reimbursement of certain expenses. Summarized below are amounts included in Fees and Management Income. The revenue includes the fees and reimbursements earned by us from the Managed Funds, and other revenues that are not in the scope of ASC Topic 606, Revenue from Contracts with Customers, but that are included in this table for the purpose of disclosing all related party revenues (in thousands):

	Three Months Ended March 31,
	2021	2020
Recurring fees(1)	$1,125	$1,216
Transactional revenue and reimbursements(2)	468	430
Insurance premiums(3)	693	519
Total fees and management income	$2,286	$2,165
(1)Recurring fees include asset management fees and property management fees.
(2)Transactional revenue includes items such as leasing commissions, construction management fees, and acquisition fees.
(3)Insurance premium income includes amounts for reinsurance from third parties not affiliated with us.
Other Related Party Matters—We are the limited guarantor for up to $190 million, capped at $50 million in most instances, of debt for our NRP joint venture. As of March 31, 2021, the outstanding loan balance related to our NRP joint venture was $32.1 million. As of March 31, 2021, we were also the limited guarantor of a $175 million mortgage loan for GRP I. Our guaranty in both cases is limited to being the non-recourse carveout guarantor and the environmental indemnitor. Further, in both cases, we are also party to an agreement with our joint venture partners in which any potential liability under such guarantees will be apportioned between us and our applicable joint venture partner based on our respective ownership percentages in the applicable joint venture. We have no liability recorded on our consolidated balance sheets for either guaranty as of March 31, 2021 and December 31, 2020.

12. FAIR VALUE MEASUREMENTS
The following describes the methods we use to estimate the fair value of our financial and nonfinancial assets and liabilities:
Cash and Cash Equivalents, Restricted Cash, Accounts Receivable, and Accounts Payable—We consider the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.
Real Estate Investments—The purchase prices of the investment properties, including related lease intangible assets and liabilities, were allocated at estimated fair value based on Level 3 inputs, such as discount rates, capitalization rates, comparable sales, replacement costs, income and expense growth rates, and current market rents and allowances as determined by management.

Debt Obligations—We estimate the fair value of our debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by our lenders using Level 3 inputs. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assuming the debt is outstanding through maturity and considering the debt’s collateral (if applicable). We have utilized market information, as available, or present value techniques to estimate the amounts required to be disclosed.
The following is a summary of borrowings as of March 31, 2021 and December 31, 2020 (in thousands):

	March 31, 2021		December 31, 2020
	Recorded Principal Balance(1)	Fair Value	Recorded Principal Balance(1)	Fair Value
Term loans	$1,611,119	$1,621,987	$1,610,204	$1,621,902
Secured portfolio loan facilities	391,251	391,391	391,131	404,715
Mortgages(2)	274,602	282,497	291,270	303,647
Total	$2,276,972	$2,295,875	$2,292,605	$2,330,264
(1)Recorded principal balances include net deferred financing expenses of $12.6 million and $13.5 million as of March 31, 2021 and December 31, 2020, respectively. Recorded principal balances also include assumed market debt adjustments of $1.6 million and $1.5 million as of March 31, 2021 and December 31, 2020, respectively. We have recorded deferred financing expenses related to our revolving credit facility, which are not included in these balances, in Other Assets, Net on our consolidated balance sheets.
(2)Our finance lease liability is included in the mortgages line item, as presented.
Recurring and Nonrecurring Fair Value Measurements—Our earn-out liability and interest rate swaps are measured and recognized at fair value on a recurring basis, while certain real estate assets and liabilities are measured and recognized at fair value as needed. Fair value measurements that occurred as of and during the three months ended March 31, 2021 and the year ended December 31, 2020, were as follows (in thousands):

	March 31, 2021			December 31, 2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Recurring
Derivative liabilities(1)	$—	$(42,970)	$—	$—	$(54,759)	$—
Earn-out liability	—	—	(38,000)	—	—	(22,000)
Nonrecurring
Impaired real estate assets, net(2)	—	7,150	—	—	19,350	—
Impaired corporate ROU asset, net	—	—	—	—	537	—
(1)We record derivative liabilities in Derivative Liabilities on our consolidated balance sheets.
(2)The carrying value of impaired real estate assets may have subsequently increased or decreased after the measurement date due to capital improvements, depreciation, or sale.
Derivative Instruments—As of March 31, 2021 and December 31, 2020, we had interest rate swaps that fixed LIBOR on portions of our unsecured term loan facilities.
All interest rate swap agreements are measured at fair value on a recurring basis. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.
To comply with the provisions of ASC Topic 820, Fair Value Measurement, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.
Although we determined that the significant inputs used to value our derivatives fell within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our counterparties and our own credit risk utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counterparties. However, as of March 31, 2021 and December 31, 2020, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.
Earn-out—As part of our acquisition of Phillips Edison Limited Partnership (“PELP”) in 2017, an earn-out structure was established which gave PELP the opportunity to earn additional OP units based upon the potential achievement of certain performance targets subsequent to the acquisition. After the expiration of certain provisions in 2019, PELP is now eligible to earn up to 1.7 million OP units based on the timing and valuation of a liquidity event for PECO. The liquidity event can occur no later than December 31, 2021 for the maximum shares to be awarded, but can occur as late as December 31, 2023.

We estimate the fair value of this liability on a quarterly basis using the Monte Carlo method. This method requires us to make assumptions about future dividend yields, volatility, and timing and pricing of liquidity events, which are unobservable and are considered Level 3 inputs in the fair value hierarchy. A change in these inputs to a different amount might result in a significantly higher or lower fair value measurement at the reporting date. In calculating the fair value of this liability as of March 31, 2021, we have determined that the most likely range of potential outcomes includes a possibility of 0.3 million additional OP units issued as well as up to a maximum of 1.7 million units being issued.
We recorded expense of $16.0 million and income of $10.0 million, respectively, for the three months ended March 31, 2021 and March 31, 2020 related to changes in the fair value of the earn-out liability. The increase in the fair value of the liability during the three months ended March 31, 2021 was attributable to an increase in the EVPS of our common stock (as compared with a decrease in EVPS in the comparable prior year period), as described in Note 9, as well as improved market conditions in the first quarter of 2021. The change in fair value for both periods has been recognized in Other (Expense) Income, Net in the consolidated statements of operations.
Real Estate Asset Impairment—Our real estate assets are measured and recognized at fair value, less costs to sell for held-for-sale properties, on a nonrecurring basis dependent upon when we determine an impairment has occurred. During the three months ended March 31, 2021, we impaired an asset that was under contract at a disposition price that was less than carrying value, or that had other operational impairment indicators. The valuation technique used for the fair value of all impaired real estate assets was the expected net sales proceeds, which we consider to be a Level 2 input in the fair value hierarchy. There were no impairment charges recorded during the three months ended March 31, 2020.
On a quarterly basis, we employ a multi-step approach to assess our real estate assets for possible impairment and record any impairment charges identified. The first step is the identification of potential triggering events, such as significant decreases in occupancy or the presence of large dark or vacant spaces. If we observe any of these indicators for a shopping center, we then perform an additional screen test consisting of a years-to-recover analysis to determine if we will recover the net carrying value of the property over its remaining economic life based upon net operating income (“NOI”) as forecasted for the current year. In the event that the results of this first step indicate a triggering event for a center, we proceed to the second step, utilizing an undiscounted cash flow model for the center to identify potential impairment. If the undiscounted cash flows are less than the net book value of the center as of the balance sheet date, we proceed to the third step. In performing the third step, we utilize market data such as capitalization rates and sales price per square foot on comparable recent real estate transactions to estimate fair value of the real estate assets. We also utilize expected net sales proceeds to estimate the fair value of any centers that are actively being marketed for sale. If the estimated fair value of the property is less than the recorded net book value at the balance sheet date, we record an impairment charge.
In addition to these procedures, we also review undeveloped or unimproved land parcels that we own for evidence of impairment and record any impairment charges as necessary. Primary impairment triggers for these land parcels are changes to our plans or intentions with regards to such properties, or planned dispositions at prices that are less than the current carrying values.
Our quarterly impairment procedures have not been altered by the COVID-19 pandemic, as we believe key impairment indicators such as temporary store closings and large dark or vacant spaces will continue to be identified in our review. We have utilized forecasts that incorporate estimated decreases in NOI and cash flows as a result of the COVID-19 pandemic in performing our review procedures for the three months ended March 31, 2021 and 2020. However, it is possible that we could experience unanticipated changes in assumptions that are employed in our impairment review which could impact our cash flows and fair value conclusions. Such unanticipated changes relative to our expectations may include but are not limited to: increases or decreases in the duration or permanence of tenant closures, increases or decreases in collectibility reserves and write-offs, additional capital required to fill vacancies, extended lease-up periods, future closings of large tenants, changes in macroeconomic assumptions such as rate of inflation and capitalization rates, and changes to the estimated timing of disposition of the properties under review.
We recorded the following expense upon impairment of real estate assets (in thousands):

	Three Months Ended March 31,
	2021	2020
Impairment of real estate assets	$5,000	$—

13. SUBSEQUENT EVENTS
In preparing the condensed and unaudited consolidated financial statements, we have evaluated subsequent events through May 4, 2021, the date the financial statements were originally issued and filed with the SEC. Based on this evaluation, we have determined that there were no events that have occurred that require recognition or disclosure, other than certain events and transactions that have been disclosed elsewhere in these consolidated financial statements.
* * * * *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Phillips Edison & Company, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Phillips Edison & Company, Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive (loss) income, equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Investment in Real Estate – Evaluation of Impairment – Refer to Notes 2 and 17 to the financial statements.
Critical Audit Matter Description
The Company’s evaluation for impairment of its investment in real estate involves an initial assessment of each real estate asset to determine whether events or changes in circumstances exist that may indicate that the carrying amount of a real estate asset is no longer recoverable. Possible indicators of impairment may include changes in market conditions; significant decreases in a real estate asset’s occupancy, rental income, operating income, or market value; declines in tenant performance; tenant bankruptcies; changes to lease structures; or a planned disposition in which a real estate asset’s fair value is less than its current carrying value, among others. When an indicator of potential impairment exists, the Company evaluates the real estate asset for impairment by comparing undiscounted future cash flows expected to be generated over the holding period of the real estate asset to its respective carrying amount. If the carrying amount of the real estate asset exceeds its undiscounted future cash flows, an analysis is performed to determine the fair value of the real estate asset for measurement of impairment.
The Company makes significant assumptions, the most critical of which involve assessments of market conditions, hold periods, and market values of its real estate assets, to identify those with potential impairment. Changes in these assumptions could have a significant impact on which real estate assets are identified for further analysis. For a real estate asset with an identified indicator of potential impairment, the Company makes significant estimates and assumptions to project the real estate asset’s undiscounted future cash flows expected to be generated over the Company’s remaining holding period. Estimates and assumptions made include those related to the real estate asset’s market rent growth and terminal capitalization rates, and assumptions related to tenant activity, such as future lease signings and renewals. In the event that a real estate asset is not recoverable based on the results of the undiscounted cash flow analysis, the Company will adjust the real estate asset to its fair value based upon discounted cash flow or direct capitalization models, third-party appraisals, or broker selling estimates or sale agreements, when available, and recognize an impairment loss for the carrying amount in excess of fair value.
Based on the Company’s impairment analysis, certain real estate assets were identified as possessing impairment indicators and were then subject to an undiscounted cash flow test. Based on the results of the undiscounted cash flow tests, certain real estate assets were determined to be unrecoverable by the Company. An impairment loss of approximately $2.4 million was recognized during the year ended December 31, 2020 on those unrecoverable real estate assets.
We identified the identification and analysis of impairment indicators for real estate assets and the impairment of real estate assets as a critical audit matter because of (1) the significant assumptions management makes when identifying and analyzing indicators to determine whether events or changes in circumstances have occurred indicating that the carrying amounts of real estate assets may not be recoverable and (2) for those real estate assets where indications of impairment have been identified, the significant estimates and assumptions management makes to estimate the undiscounted cash flows of real estate assets, and for those real estate assets that are not recoverable, the significant estimates and assumptions management makes to determine the fair value of the real estate assets. A high degree of auditor judgment was required when performing audit procedures to evaluate (1) whether management appropriately identified and analyzed impairment indicators, (2) the reasonableness of management’s undiscounted future cash flows analysis, and (3) the determination of fair value for unrecoverable real estate assets.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the identification and analysis of real estate assets for possible indications of impairment, and our procedures related to the estimate of future undiscounted cash flows and the determination of fair value for unrecoverable real estate assets, included the following, among others:
•We evaluated the Company’s identification and analysis of impairment indicators by:
◦Searching for adverse asset-specific and market conditions through review of third-party industry reports, real estate industry news sources, and websites and financial reports of key anchor tenants across the portfolio, among other sources.
◦Independently evaluating key impairment indicators, such as projected net operating income and changes in occupancy of each real estate asset, and comparing the results of our analysis to the indicators identified by management.
◦Reviewing management’s specific real estate asset disposition plans and assessing for impairment any real estate asset with potential sales prices below the recorded real estate asset value.
•We evaluated the Company’s estimate of undiscounted future cash flows and the determination of fair value for unrecoverable real estate assets by:
◦Comparing the projections included in management’s estimate of future undiscounted cash flows to the Company’s historical results and external market sources.
◦Evaluating whether the impacts caused by the COVID-19 pandemic on a real estate asset’s cash flows were properly considered in the Company’s cash flow projections, including the projected hold period, impact of rent deferrals and concessions, probability of lease renewals and execution of new leases, and operational health of tenant businesses.
◦Assessing the market rent growth rate and terminal capitalization rate used to determine the residual value of the real estate asset upon future sale against third-party industry reports and recent comparable sales information.
◦Discussing with management the assumptions used in the Company’s valuation models and evaluating the consistency of the assumptions used with evidence obtained in other areas of the audit.
◦Evaluating the source information used by management when determining the fair value of a real estate asset based on broker selling estimates or sale agreements.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio

March 12, 2021
(July 2, 2021, as to the effects of the one-for-three reverse stock split described in Note 1)

We have served as the Company's auditor since 2009.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2019
(In thousands, except per share amounts)

	2020	2019
ASSETS
Investment in real estate:
Land and improvements	$1,549,362	$1,552,562
Building and improvements	3,237,986	3,196,762
In-place lease assets	441,683	442,729
Above-market lease assets	66,106	65,946
Total investment in real estate assets	5,295,137	5,257,999
Accumulated depreciation and amortization	(941,413)	(731,560)
Net investment in real estate assets	4,353,724	4,526,439
Investment in unconsolidated joint ventures	37,366	42,854
Total investment in real estate assets, net	4,391,090	4,569,293
Cash and cash equivalents	104,296	17,820
Restricted cash	27,641	77,288
Goodwill	29,066	29,066
Other assets, net	126,470	128,690
Real estate investment and other assets held for sale	—	6,038
Total assets	$4,678,563	$4,828,195
LIABILITIES AND EQUITY
Liabilities:
Debt obligations, net	$2,292,605	$2,354,099
Below-market lease liabilities, net	101,746	112,319
Earn-out liability	22,000	32,000
Deferred income	14,581	15,955
Derivative liability	54,759	20,974
Accounts payable and other liabilities	176,943	124,054
Total liabilities	2,662,634	2,659,401
Commitments and contingencies (Note 12)	—	—
Equity:
Preferred stock, $0.01 par value per share, 10,000 shares authorized, zero shares issued and
outstanding at December 31, 2020 and 2019	—	—
Common stock, $0.01 par value per share, 1,000,000 shares authorized, 93,279 and 96,349
shares issued and outstanding at December 31, 2020 and 2019, respectively	2,798	2,890
Additional paid-in capital (“APIC”)	2,739,358	2,779,130
Accumulated other comprehensive loss (“AOCI”)	(52,306)	(20,762)
Accumulated deficit	(999,491)	(947,252)
Total stockholders’ equity	1,690,359	1,814,006
Noncontrolling interests	325,570	354,788
Total equity	2,015,929	2,168,794
Total liabilities and equity	$4,678,563	$4,828,195

See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019, AND 2018
(In thousands, except per share amounts)

	2020	2019	2018
Revenues:
Rental income	$485,483	$522,270	$395,790
Fees and management income	9,820	11,680	32,926
Other property income	2,714	2,756	1,676
Total revenues	498,017	536,706	430,392
Operating Expenses:
Property operating	87,490	90,900	77,209
Real estate taxes	67,016	70,164	55,335
General and administrative	41,383	48,525	50,412
Depreciation and amortization	224,679	236,870	191,283
Impairment of real estate assets	2,423	87,393	40,782
Total operating expenses	422,991	533,852	415,021
Other:
Interest expense, net	(85,303)	(103,174)	(72,642)
Gain on sale or contribution of property, net	6,494	28,170	109,300
Transaction expenses	—	—	(3,331)
Other income (expense), net	9,245	(676)	(1,723)
Net income (loss)	5,462	(72,826)	46,975
Net (income) loss attributable to noncontrolling interests	(690)	9,294	(7,837)
Net income (loss) attributable to stockholders	$4,772	$(63,532)	$39,138
Earnings per common share (Note 15):
Net income (loss) per share attributable to stockholders - basic	$0.05	$(0.67)	$0.60
Net income (loss) per share attributable to stockholders - diluted	$0.05	$(0.67)	$0.59

Comprehensive (loss) income:
Net income (loss)	$5,462	$(72,826)	$46,975
Other comprehensive loss:
Change in unrealized value on interest rate swaps	(33,820)	(38,274)	(4,156)
Comprehensive (loss) income	(28,358)	(111,100)	42,819
Net (income) loss attributable to noncontrolling interests	(690)	9,294	(7,837)
Change in unrealized value on interest rate swaps attributable to noncontrolling interests	4,351	5,150	22
Reallocation of comprehensive loss upon conversion of noncontrolling interests	(2,075)	—	—
Comprehensive (loss) income attributable to stockholders	$(26,772)	$(96,656)	$35,004
See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019, AND 2018
(In thousands, except per share amounts)

	Common Stock		APIC	AOCI	Accumulated Deficit	Total Stockholders’ Equity	Non-Controlling Interests	Total Equity
	Shares	Amount
Balance at January 1, 2018	61,744	$1,852	$1,629,130	$16,496	$(601,238)	$1,046,240	$432,442	$1,478,682
Issuance of common stock for acquisition	31,817	955	1,053,790	—	—	1,054,745	—	1,054,745
Dividend reinvestment plan (“DRIP”)	1,332	40	44,031	—	—	44,071	—	44,071
Share repurchases	(1,627)	(49)	(53,709)	—	—	(53,758)	—	(53,758)
Change in unrealized value on interest rate swaps	—	—	—	(4,134)	—	(4,134)	(22)	(4,156)
Common distributions declared, $2.010 per share	—	—	—	—	(129,945)	(129,945)	—	(129,945)
Distributions to noncontrolling interests	—	—	—	—	—	—	(28,661)	(28,661)
Share-based compensation	2	—	1,783	—	—	1,783	3,315	5,098
Other	—	—	(154)	—	—	(154)	—	(154)
Net income	—	—	—	—	39,138	39,138	7,837	46,975
Balance at December 31, 2018	93,268	2,798	2,674,871	12,362	(692,045)	1,997,986	414,911	2,412,897
Adoption of Accounting Standards Codification Topic 842, Leases	—	—	—	—	(528)	(528)	—	(528)
Balance at January 1, 2019 as adjusted	93,268	2,798	2,674,871	12,362	(692,573)	1,997,458	414,911	2,412,369
Issuance of common stock for acquisition, net	1,505	45	49,891	—	—	49,936	—	49,936
DRIP	2,029	60	67,367	—	—	67,427	—	67,427
Share repurchases	(1,104)	(33)	(35,930)	—	—	(35,963)	—	(35,963)
Change in unrealized value on interest rate swaps	—	—	—	(33,124)	—	(33,124)	(5,150)	(38,274)
Common distributions declared, $2.010 per share	—	—	—	—	(191,147)	(191,147)	—	(191,147)
Distributions to noncontrolling interests	—	—	—	—	—	—	(30,444)	(30,444)
Share-based compensation	22	1	2,051	—	—	2,052	5,664	7,716
Conversion of noncontrolling interests	629	19	20,880	—	—	20,899	(20,899)	—
Net loss	—	—	—	—	(63,532)	(63,532)	(9,294)	(72,826)
Balance at December 31, 2019	96,349	2,890	2,779,130	(20,762)	(947,252)	1,814,006	354,788	2,168,794
DRIP	479	14	15,926	—	—	15,940	—	15,940
Share repurchases	(4,582)	(138)	(80,260)	—	—	(80,398)	—	(80,398)
Change in unrealized value on interest rate swaps	—	—	—	(29,469)	—	(29,469)	(4,351)	(33,820)
Common distributions declared, $0.588 per share	—	—	—	—	(57,011)	(57,011)	—	(57,011)
Distributions to noncontrolling interests	—	—	—	—	—	—	(8,255)	(8,255)
Share-based compensation	36	2	3,708	—	—	3,710	2,151	5,861
Conversion of noncontrolling interests	997	30	18,056	—	—	18,086	(18,086)	—
Reallocation of operating partnership interests	—	—	3,442	(2,075)	—	1,367	(1,367)	—
Other	—	—	(644)	—	—	(644)	—	(644)
Net income	—	—	—	—	4,772	4,772	690	5,462
Balance at December 31, 2020	93,279	$2,798	$2,739,358	$(52,306)	$(999,491)	$1,690,359	$325,570	$2,015,929

See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(In thousands)

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$5,462	$(72,826)	$46,975
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of real estate assets	218,738	231,023	177,504
Impairment of real estate assets	2,423	87,393	40,782
Depreciation and amortization of corporate assets	5,941	5,847	13,779
Net amortization of above- and below-market leases	(3,173)	(4,185)	(3,949)
Amortization of deferred financing expenses	4,975	5,060	4,682
Amortization of debt and derivative adjustments	2,444	7,514	(625)
Loss (gain) on extinguishment or modification of debt, net	4	2,238	(93)
Gain on sale or contribution of property, net	(6,494)	(28,170)	(109,300)
Change in fair value of earn-out liability and derivatives	(10,000)	(7,500)	2,393
Straight-line rent	(3,325)	(9,079)	(5,112)
Share-based compensation	5,861	7,716	5,098
Other impairment charges	359	9,661	—
Return on investment in unconsolidated joint ventures	1,962	3,922	—
Other	1,287	540	1,039
Changes in operating assets and liabilities:
Other assets, net	(6,945)	1,271	(7,334)
Accounts payable and other liabilities	(8,943)	(13,550)	(12,548)
Net cash provided by operating activities	210,576	226,875	153,291
CASH FLOWS FROM INVESTING ACTIVITIES:
Real estate acquisitions	(41,482)	(71,722)	(87,068)
Capital expenditures	(63,965)	(75,492)	(48,980)
Proceeds from sale of real estate	57,902	223,083	78,654
Distributions and proceeds from unconsolidated joint ventures	3,453	5,310	162,046
Acquisition of REIT III, net of cash acquired	—	(16,996)	—
Acquisition of REIT II, net of cash acquired	—	—	(363,519)
Net cash (used in) provided by investing activities	(44,092)	64,183	(258,867)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving credit facility	255,000	122,641	475,357
Payments on revolving credit facility	(255,000)	(196,000)	(463,567)
Proceeds from mortgages and loans payable	—	260,000	622,500
Payments on mortgages and loans payable	(64,848)	(275,710)	(301,669)
Payments on deferred financing expenses	(130)	(3,696)	(7,655)
Distributions paid, net of DRIP	(49,331)	(123,135)	(80,728)
Distributions to noncontrolling interests	(9,435)	(29,679)	(28,650)
Repurchases of common stock	(5,267)	(34,675)	(53,153)
Other	(644)	—	—
Net cash (used in) provided by financing activities	(129,655)	(280,254)	162,435
NET INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	36,829	10,804	56,859
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH:
Beginning of year	95,108	84,304	27,445
End of year	$131,937	$95,108	$84,304

RECONCILIATION TO CONSOLIDATED BALANCE SHEETS
Cash and cash equivalents	$104,296	$17,820	$16,791
Restricted cash	27,641	77,288	67,513
Cash, cash equivalents, and restricted cash at end of year	$131,937	$95,108	$84,304

	2020	2019	2018
SUPPLEMENTAL CASH FLOW DISCLOSURE, INCLUDING NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cash paid for interest	$78,521	$89,373	$67,556
Cash paid (refund) for income taxes, net	947	589	(146)
Obligation for shares tendered pursuant to a tender offer	77,642	—	—
Right-of-use (“ROU”) assets obtained in exchange for new lease liabilities	561	4,772	739
Accrued capital expenditures	4,394	6,299	2,798
Change in distributions payable	(8,260)	585	5,146
Change in distributions payable - noncontrolling interests	(1,180)	765	11
Change in accrued share repurchase plan obligation	(2,511)	1,288	605
Distributions reinvested	15,940	67,427	44,071
Fair value of assumed debt from individual real estate acquisitions	—	—	11,877
Debt contributed to joint venture	—	—	175,000
Property contributed to joint venture, net	—	—	273,790
Amounts related to the merger of GRP I and GRP II:
Ownership interest in fair value of assets assumed	5,062	—	—
Ownership interest in GRP II contributed to GRP I	(5,105)	—	—
Amounts related to the acquisition of REIT III and REIT II:
Fair value of assumed debt	—	—	464,462
Fair value of equity issued	—	49,936	1,054,745
Net settlement of related party receivables	—	2,246	—
Derecognition of management contracts intangible asset and related party investment	—	1,601	30,428

See notes to consolidated financial statements.

Phillips Edison & Company, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019, and 2018

1. ORGANIZATION
Phillips Edison & Company, Inc. (“we,” the “Company,” “PECO,” “our,” or “us”) was formed as a Maryland corporation in October 2009. Substantially all of our business is conducted through Phillips Edison Grocery Center Operating Partnership I, L.P., (the “Operating Partnership”), a Delaware limited partnership formed in December 2009. We are a limited partner of the Operating Partnership, and our wholly owned subsidiary, Phillips Edison Grocery Center OP GP I LLC, is the sole general partner of the Operating Partnership.
We are a real estate investment trust (“REIT”) that invests primarily in well-occupied, grocery-anchored, neighborhood and community shopping centers that have a mix of creditworthy national, regional, and local retailers that sell necessity-based goods and services in strong demographic markets throughout the United States. In addition to managing our own shopping centers, our third-party investment management business provides comprehensive real estate and asset management services to two institutional joint ventures, in which we retain a partial ownership interest, and one private fund (collectively, the “Managed Funds”).
On October 1, 2020, Grocery Retail Partners I LLC (“GRP I”), a joint venture with Northwestern Mutual Life Insurance Company (“Northwestern Mutual”) in which we own an equity interest, acquired Grocery Retail Partners II LLC (“GRP II”), an additional joint venture with Northwestern Mutual in which we owned an equity interest. Our ownership in the combined entity was adjusted upon consummation of the transaction, and we own approximately a 14% interest in GRP I as a result of the acquisition.
In November 2018, we completed a merger (the “Merger”) with Phillips Edison Grocery Center REIT II, Inc. (“REIT II”), a public non-traded REIT that was advised and managed by us (see Note 4). In the same month, we also contributed or sold 17 properties in the formation of GRP I; see Note 7 for more detail.
As of December 31, 2020, we wholly-owned 283 real estate properties. Additionally, we owned a 20% equity interest in Necessity Retail Partners (“NRP”), a joint venture that owned five properties, and a 14% interest in GRP I, which owned 20 properties.
The consolidated financial statements and accompanying footnotes give effect to a one-for-three reverse stock split of the Company’s common stock which took place on July 2, 2021. In addition, the consolidated financial statements and accompanying footnotes give effect to a corresponding reverse split of our Operating Partnership’s units, or “OP units”. As a result of the reverse stock and OP unit split, every three shares of our common stock and OP units have been automatically combined and converted into one issued and outstanding share of common stock or OP unit, as applicable, rounded to the nearest 1/100th share or OP unit. The reverse stock and OP unit splits impact all classes of common stock and OP units proportionately and resulted in no impact on any stockholder’s or limited partner’s percentage ownership of all issued and outstanding common stock or OP units. These transactions are collectively referred to as the “reverse stock split”.
All share and per share data included in these consolidated financial statements and accompanying footnotes give retroactive effect to the reverse stock split.
Additionally, we have effected a reclassification transaction by filing an amendment to our charter, which was previously approved by our stockholders, in which each issued and outstanding share of our common stock was changed into one share of our newly created class of Class B common stock. Our Class B common stock is identical to our common stock that will be offered in the pending offering, except that (i) we do not intend to list our Class B common stock on a national securities exchange in connection with the pending offering, and (ii) upon the six-month anniversary of the listing of our common stock for trading on a national securities exchange (or such earlier date or dates as may be approved by our Board in certain circumstances with respect to all or any portion of the outstanding shares of our Class B common stock), each share of our Class B common stock will automatically, and without any stockholder action, convert into one share of our listed common stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Set forth below is a summary of the significant accounting estimates and policies that management believes are important to the preparation of our consolidated financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by management. For example, significant estimates and assumptions have been made with respect to the useful lives of assets, remaining hold periods of assets, recoverable amounts of receivables, and other fair value measurement assessments required for the preparation of the consolidated financial statements. As a result, these estimates are subject to a degree of uncertainty.
During the first quarter of 2020, a novel coronavirus (“COVID-19”) began spreading globally, with the outbreak being classified as a pandemic by the World Health Organization on March 11, 2020. Because of the adverse economic conditions that exist as a result of the impacts of the COVID-19 pandemic, it is possible that the estimates and assumptions that have been utilized in the preparation of the consolidated financial statements could change significantly. Specifically, as it relates to our business, the current economic situation resulted in temporary tenant closures at our shopping centers, often as a result of “stay-at-home” government mandates which limited travel and movement of the general public to essential activities only and required all non-essential businesses to close.
Temporary closures of tenant spaces at our centers peaked in April 2020 and have significantly decreased as states reduced or removed restrictions on business operations and the travel and movement of the general public. Certain tenants remain temporarily closed, have since closed after reopening, are limiting the number of customers allowed in their stores, or have modified their operations in other ways that may impact their profitability, either as a result of government mandates or self-elected efforts to reduce the spread of COVID-19. These actions could result in increased permanent store closings and could reduce the demand for leasing space in our shopping centers and result in a decline in occupancy and rental revenues in our estate portfolio. All of this activity impacts our estimates around the collectibility of revenue and valuation of real estate assets, goodwill and other intangible assets, and certain liabilities, among others.
Basis of Presentation and Principles of Consolidation—The accompanying consolidated financial statements include our accounts and the accounts of the Operating Partnership and its wholly-owned subsidiaries (over which we exercise financial and operating control). The financial statements of the Operating Partnership are prepared using accounting policies consistent with our accounting policies. All intercompany balances and transactions are eliminated upon consolidation.
Use of Estimates—The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to the useful lives of assets; remaining hold periods of assets; recoverable amounts of receivables; initial valuations of tangible and intangible assets and liabilities, including goodwill, and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions; the valuation and nature of derivatives and their effectiveness as hedges; valuations of contingent consideration; and other fair value measurement assessments required for the preparation of the consolidated financial statements. Actual results could differ from those estimates.
Partially-Owned Entities—If we determine that we are an owner in a variable-interest entity (“VIE”), and we hold a controlling financial interest, then we will consolidate the entity as the primary beneficiary. For a partially-owned entity determined not to be a VIE, we analyze rights held by each partner to determine which would be the consolidating party. We will generally consolidate entities (in the absence of other factors when determining control) when we have over a 50% ownership interest in the entity. We will assess our interests in VIEs on an ongoing basis to determine whether or not we are the primary beneficiary. However, we will also evaluate who controls the entity even in circumstances in which we have greater than a 50% ownership interest. If we do not control the entity due to the lack of decision-making abilities, we will not consolidate the entity. We have determined that the Operating Partnership is considered a VIE. We are the primary beneficiary of the VIE and our partnership interest is considered a majority voting interest. As such, we have consolidated the Operating Partnership and its wholly-owned subsidiaries. Further, as we hold a majority voting interest in the Operating Partnership, we qualify for the exemption from providing certain of the disclosure requirements associated with variable interest entities.
Additionally, an Internal Revenue Code (“IRC”) Section 1031 like-kind exchange (“Section 1031 Exchange”) entails selling one property and reinvesting the proceeds in one or more properties that are similar in nature, character, or class within 180 days. A reverse Section 1031 Exchange occurs when one or more properties is purchased prior to selling one property to be matched in the like-kind exchange, during which time legal title to the purchased property is held by an intermediary. Because we retain essentially all of the legal and economic benefits and obligations related to the acquisition, we consider the purchased property in a reverse Section 1031 Exchange to be a VIE, and therefore, we will consolidate the entity as the primary beneficiary in these instances.
Noncontrolling Interests—Noncontrolling interests represent the portion of equity that we do not own in the entities we consolidate. We classify noncontrolling interests within permanent equity on our consolidated balance sheets. The amounts of consolidated net earnings attributable to us and to the noncontrolling interests are presented separately on our consolidated statements of operations and comprehensive (loss) income, also referred to herein as our “consolidated statements of operations”. For additional information regarding noncontrolling interests, refer to Note 13.
Cash and Cash Equivalents—We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts and money market funds. From time to time, the cash and cash equivalent balances at one or more of our financial institutions may exceed the Federal Depository Insurance Corporation coverage.
Restricted Cash—Restricted cash primarily consists of cash restricted for the purpose of facilitating a Section 1031 Exchange, escrowed tenant improvement funds, real estate taxes, capital improvement funds, insurance premiums, and other amounts required to be escrowed pursuant to loan agreements. As of December 31, 2020 and 2019, we had two and six properties sold, respectively, as part of facilitating a Section 1031 Exchange that remained open at the end of the year. The net proceeds of these sales held as restricted cash with a qualified intermediary totaled $10.3 million and $22.4 million, respectively. The $10.3 million held as restricted cash as of December 31, 2020 has since been released. As of December 31, 2019, we had $38.1 million of restricted cash associated with asset substitutions related to one of our secured debt facilities to facilitate the sale of one of our shopping centers. This cash was released in January 2020.
Investment in Property and Lease Intangibles—We apply Accounting Standards Codification (“ASC”) Topic 805: Business Combinations (“ASC 805”) when evaluating any purchases of real estate. Under this guidance, generally our real estate acquisition activity is not considered a business combination and is instead classified as an asset acquisition. As a result, most acquisition-related costs are capitalized and amortized over the life of the related assets, and there is no recognition of goodwill. None of our real estate acquisitions in 2020 and 2019 met the definition of a business; therefore, we accounted for all as asset acquisitions.

Real estate assets are stated at cost less accumulated depreciation. The majority of acquisition-related costs are capitalized and allocated to the various classes of assets acquired. These costs are then depreciated over the estimated useful lives associated with the assets acquired. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally not to exceed 5-7 years for furniture, fixtures and equipment, 15 years for land improvements and 30 years for buildings and building improvements. Tenant improvements are amortized over the shorter of the respective lease term or the expected useful life of the asset. Major replacements that extend the useful lives of the assets are capitalized, and maintenance and repair costs are expensed as incurred.
We assess the acquisition-date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis, sales comparison approach, and replacement cost approach) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.
The fair values of buildings and improvements are determined on an as-if-vacant basis. The estimated fair value of acquired in-place leases is the cost we would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include leasing commissions, legal costs and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, we evaluate the time period over which such occupancy levels would be achieved. Such evaluation includes an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance, and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized over the remaining lease terms.
Acquired above- and below-market lease values are recorded based on the present value (using discount rates that reflect the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of the market lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental income over the remaining terms of the respective leases. We also consider fixed-rate renewal options in our calculation of the fair value of below-market leases and the periods over which such leases are amortized. If a tenant has a unilateral option to renew a below-market lease and we determine that the tenant has a financial incentive to exercise such option, we include such option in the calculation of the fair value of such lease and the period over which the lease is amortized.
We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods.
We estimate the fair value of assumed loans payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed loans payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the loan’s outstanding principal balance is amortized over the life of the loan as an adjustment to interest expense. Our accumulated amortization of above- and below-market debt was $2.9 million and $4.3 million as of December 31, 2020 and 2019, respectively.
Real estate assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison will be made of the projected operating cash flows of each property on an undiscounted basis to the carrying amount of such property. If deemed unrecoverable on an undiscounted basis, such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset. For additional information regarding real estate asset impairments, refer to our fair value measurement accounting policy below.
Goodwill and Other Intangibles—In the case of an acquisition of a business, after identifying all tangible and intangible assets and liabilities, the excess consideration paid over the fair value of the assets and liabilities acquired represents goodwill. We allocate goodwill to the respective reporting units in which such goodwill arises. We evaluate goodwill for impairment when an event occurs or circumstances change that indicate the carrying value may not be recoverable, or at least annually. Our annual testing date is November 30.
The goodwill impairment evaluation is completed using either a qualitative or quantitative approach. Under a qualitative approach, the impairment review for goodwill consists of an assessment of whether it is more-likely-than-not that the reporting unit’s fair value is less than its carrying value, including goodwill. If a qualitative approach indicates it is more likely-than-not that the estimated carrying value of a reporting unit (including goodwill) exceeds its fair value, or if we choose to bypass the qualitative approach for any reporting unit, we perform the quantitative approach described below.
When we perform a quantitative test of goodwill for impairment, we compare the carrying value of a reporting unit with its fair value. If the fair value of the reporting unit exceeds its carrying amount, we do not consider goodwill to be impaired and no further analysis would be required. If the fair value is determined to be less than its carrying value, the amount of goodwill impairment equals the amount by which the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.
If impairment indicators arise with respect to non-real estate intangible assets with finite useful lives, we evaluate impairment by comparing the carrying amount of the asset to the estimated future undiscounted cash flows expected to be generated by the asset. If estimated future undiscounted cash flows are less than the carrying amount of the asset, then we estimate the fair value of the asset and compare the estimated fair value to the intangible asset’s carrying value. We recognize any shortfall from carrying value as an impairment loss in the current period.
Estimates of fair value used in our evaluation of goodwill and intangible assets are based upon discounted future cash flow projections, relevant competitor multiples, or other acceptable valuation techniques. These techniques are based, in turn, upon all available evidence including level three inputs (see fair value measurement policy below), such as revenue and expense growth rates, estimates of future cash flows, capitalization rates, discount rates, general economic conditions and trends, or other available market data. Our ability to accurately predict future operating results and cash flows and to estimate and determine fair values impacts the timing and recognition of impairments. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results. Based on the results of our analysis, we concluded that goodwill was not impaired for the years ended December 31, 2020 and 2019.
Held for Sale Assets—We consider assets to be held for sale when management believes that a sale is probable within a year. This generally occurs when a sales contract is executed with no substantive contingencies, and the prospective buyer has significant funds at risk. Assets that are classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell. For additional information regarding assets held for sale, refer to Note 5.
Deferred Financing Expenses—Deferred financing expenses are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. Deferred financing expenses related to our term loan facilities and mortgages are in Debt Obligations, Net, while deferred financing expenses related to our revolving credit facility are in Other Assets, Net, on our consolidated balance sheets. The accumulated amortization of deferred financing expenses in Debt Obligations, Net was $13.8 million and $10.8 million as of December 31, 2020 and 2019, respectively.
Fair Value Measurement—ASC Topic 820, Fair Value Measurement (“ASC 820”) defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement. Fair value is defined by ASC 820 as the price that would be received at sale for an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect our assumptions about the pricing of an asset or liability.
Considerable judgment is necessary to develop estimated fair values of financial and non-financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we did or could actually realize upon disposition of the financial assets and liabilities previously sold or currently held.
On a quarterly basis, we employ a multi-step approach to assess our real estate assets for possible impairment and record any impairment charges identified. The first step is the identification of potential triggering events, such as significant decreases in occupancy or the presence of large unleased or vacant spaces. If we observe any of these indicators for a shopping center, we then perform an additional screen test consisting of a years-to-recover analysis to determine if we will recover the net book value of the property over its remaining economic life based upon net operating income (“NOI”) as forecasted for the current year. In the event that the results of this first step indicate a triggering event for a center, we proceed to the second step, utilizing an undiscounted cash flow model for the center to identify potential impairment. If the undiscounted cash flows directly associated with the use and ultimate disposition of the center are less than the net book value of the center as of the balance sheet date, we record an impairment charge based on the fair value determined in the third step. In performing the third step, we utilize market data such as capitalization rates and sales price per square foot on comparable recent real estate transactions to estimate the fair value of the real estate assets. We also utilize expected net sales proceeds to estimate the fair value of any centers that are actively being marketed for sale.
In addition to these procedures, we also review undeveloped or unimproved land parcels that we own for evidence of impairment and record any impairment charges as necessary. Primary impairment triggers for these land parcels are changes to our plans or intentions with regards to such properties, or planned dispositions at prices that are less than the current carrying values.
Our quarterly impairment procedures have not been altered by the COVID-19 pandemic, as we believe key impairment indicators such as temporary store closings and large unleased or vacant spaces will continue to be identified in our review. We have utilized forecasts that incorporate estimated decreases in NOI and cash flows as a result of the COVID-19 pandemic in performing our impairment analysis for the year ended December 31, 2020. However, it is possible that we could experience unanticipated changes in assumptions that are employed in our impairment analysis which could impact our cash flows and fair value conclusions. Such unanticipated changes relative to our expectations may include but are not limited to: increases or decreases in the duration or permanence of tenant closures, increases or decreases in collectibility reserves and write-offs, additional capital required to fill vacancies, extended lease-up periods, future closings of large tenants, changes in macroeconomic assumptions such as rate of inflation and capitalization rates, and changes to the estimated timing of disposition of the properties under review.
Investments in Unconsolidated Joint Ventures—We account for our investments in unconsolidated joint ventures using the equity method of accounting as we exercise significant influence over, but do not control, these entities. These investments were initially recorded at cost and are subsequently adjusted for contributions made to and distributions received from the joint ventures. Earnings or losses from our investments are recognized in accordance with the terms of the applicable joint venture agreements, generally through a pro rata allocation. Under a pro rata allocation, net income or loss is allocated between the partners in the joint ventures based on their respective stated ownership percentages.

We utilize the cumulative-earnings approach for purposes of determining whether distributions should be classified as either a return on investment, which would be included in operating activities, or a return of investment, which would be included in investing activities on the consolidated statements of cash flows. Under this approach, distributions are presumed to be returns on investment unless cumulative returns on investment exceed our cumulative equity in earnings. When such an excess occurs, the current-period distribution up to this excess is considered a return of investment and classified as cash flows from investing activities.
On a periodic basis, management assesses whether there are indicators, including the operating performance of the underlying real estate and general market conditions, that the value of our investments in our unconsolidated joint ventures may be impaired. An investment’s value is impaired only if management’s estimate of the fair value of the investment is less than its carrying value and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss is measured as the excess of the carrying amount of the investment over its estimated fair value.
Management’s estimates of fair value are based upon a discounted cash flow model for each specific investment that includes all estimated cash inflows and outflows over a specified holding period. Where applicable, any estimated debt premiums, capitalization rates, discount rates and credit spreads used in these models are based upon rates we believe to be within a reasonable range of current market rates.
Our joint venture investment in NRP was acquired as part of an acquisition and initially recorded at fair value. Basis differences arise when the fair value we record differs from our proportionate share of the entity’s underlying net assets. A basis difference for our joint venture is amortized starting at the date of acquisition and recorded as an offset to earnings from the related joint venture in Other Income (Expense), Net on our consolidated statements of operations. When a property is sold, the remaining basis difference related to that property is written off. Our investment in NRP differs from our proportionate share of the underlying net assets due to an initial basis difference of $6.2 million. For additional information regarding our unconsolidated joint ventures, refer to Note 7.
Leases—We are party to a number of lease agreements, both as a lessor as well as a lessee of various types of assets.
Lessor—The majority of our revenue is lease revenue derived from our real estate assets, which is accounted for under ASC Topic 842, Leases (“ASC 842”). We adopted the accounting guidance contained within ASC 842 on January 1, 2019, the effective date of the standard for public companies. We record lease and lease-related revenue as Rental Income on the consolidated statements of operations, in accordance with ASC 842.
We enter into leases primarily as a lessor as part of our real estate operations, and leases represent the majority of our revenue. We lease space in our properties generally in the form of operating leases. Our leases typically provide for reimbursements from tenants for common area maintenance, insurance, and real estate tax expenses. Common area maintenance reimbursements can be fixed, with revenue earned on a straight-line basis over the term of the lease, or variable, with revenue recognized as services are performed for which we will be reimbursed.
The lease agreements frequently contain fixed-price renewal options to extend the terms of leases and other terms and conditions as negotiated. In calculating the term of our leases, we consider whether these options are reasonably certain to be exercised. Our determination involves a combination of contract-, asset-, entity-, and market-based factors and involves considerable judgment. We retain substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Currently, our tenants have no options to purchase at the end of the lease term, although in a small number of leases, a tenant, usually the anchor tenant, may have the right of first refusal to purchase one of our properties if we elect to sell the center.
Beginning January 1, 2019, we evaluate whether a lease is an operating, sales-type, or direct financing lease using the criteria established in ASC 842. Leases will be considered either sales-type or direct financing leases if any of the following criteria are met:
•if the lease transfers ownership of the underlying asset to the lessee by the end of the term;
•if the lease grants the lessee an option to purchase the underlying asset that is reasonably certain to be exercised;
•if the lease term is for the major part of the remaining economic life of the underlying asset; or
•if the present value of the sum of the lease payments and any residual value guaranteed by the lessee equals or exceeds substantially all of the fair value of the underlying asset.
We utilize substantial judgment in determining the fair value of the leased asset, the economic life of the leased asset, and the relevant borrowing rate in performing our lease classification analysis. If none of the criteria listed above are met, the lease is classified as an operating lease. Currently, all of our leases are classified as operating leases, and we expect that the majority, if not all, of our leases will continue to be classified as operating leases based upon our typical lease terms.
We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. The determination of when revenue recognition under a lease begins, as well as the nature of the leased asset, is dependent upon our assessment of who is the owner, for accounting purposes, of any related tenant improvements. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space, and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.
If we conclude that we are not the owner, for accounting purposes, of the tenant improvements (i.e., the lessee is the owner), then the leased asset is the unimproved space and any tenant allowances funded under the lease are treated as lease incentives, which reduce revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space to construct their own improvements. We consider a number of different factors in evaluating whether the lessee or we are the owner of the tenant improvements for accounting purposes. These factors include:
•whether the lease stipulates how and on what a tenant improvement allowance may be spent;

•whether the tenant or landlord retains legal title to the improvements;
•the uniqueness of the improvements;
•the expected economic life of the tenant improvements relative to the length of the lease; and
•who constructs or directs the construction of the improvements.
The majority of our leases provide for fixed rental escalations, and we recognize rental income on a straight-line basis over the term of each lease in such instances. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of Other Assets, Net. Due to the impact of the straight-line adjustments, rental income generally will be greater than the cash collected in the early years and will be less than the cash collected in the later years of a lease.
Reimbursements from tenants for recoverable real estate taxes and operating expenses that are fixed per the terms of the applicable lease agreements are recorded on a straight-line basis, as described above. The majority of our lease agreements with tenants, however, provide for tenant reimbursements that are variable depending upon the applicable expenses incurred. These reimbursements are accrued as revenue in the period in which the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursements. Both fixed and variable tenant reimbursements are recorded as Rental Income in the consolidated statements of operations. In certain cases, the lease agreement may stipulate that a tenant make a direct payment for real estate taxes to the relevant taxing authorities. In these cases, beginning on January 1, 2019, we no longer record any revenue or expense related to these tenant expenditures. Although we expect such cases to be rare, in the event that a direct-paying tenant failed to make their required payment to the taxing authorities, we would potentially be liable for such amounts, although they are not recorded as a liability in our consolidated balance sheets per the requirements of ASC 842. We have made a policy election to exclude amounts collected from customers for all sales tax and other similar taxes from the transaction price in our recognition of lease revenue. We record such taxes on a net basis in our consolidated statements of operations.
Additionally, we record an immaterial amount of variable revenue in the form of percentage rental income. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e., breakpoint) that triggers the contingent rental income is achieved.
In some instances, as part of our negotiations, we may offer lease incentives to our tenants. These incentives usually take the form of payments made to or on behalf of the tenant, and such incentives will be deducted from the lease payment and recorded on a straight-line basis over the term of the new lease.
We record lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, collectibility is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered tenant-specific intangibles and other assets. We record lease termination income as Rental Income in the consolidated statements of operations.
Historically, we periodically reviewed the collectibility of outstanding receivables. Following the adoption of ASC 842, lease receivables are reviewed continually to determine whether or not it is probable that we will realize substantially all remaining lease payments for each of our tenants (i.e., whether a tenant is deemed to be a credit risk). Additionally, we record a general reserve based on our review of operating lease receivables at a company level to ensure they are properly valued based on analysis of historical bad debt, outstanding balances, and the current economic climate. If we determine it is not probable that we will collect substantially all of the remaining lease payments from a tenant, revenue for that tenant is recorded on a cash basis (“cash-basis tenant”), including any amounts relating to straight-line rent receivables and/or receivables for recoverable expenses. We will resume recording lease income on an accrual basis for cash-basis tenants once we believe the collection of rent for the remaining lease term is probable, which will generally be after a period of regular payments. The COVID-19 pandemic has increased the uncertainty of collecting rents from a number of our tenants. Under ASC 842, the aforementioned adjustments as well as any reserve for disputed charges are recorded as a reduction of Rental Income rather than in Property Operating, where our reserves were previously recorded, on the consolidated statements of operations. As of December 31, 2020 and 2019, the reserve in accounts receivable for uncollectible amounts was $8.9 million and $6.9 million, respectively. Receivables on our consolidated balance sheets exclude amounts removed for tenants considered to be non-creditworthy, which were $27.2 million and $6.9 million as of December 31, 2020 and 2019, respectively.
In our efforts to maximize collections in the near term while also supporting our tenants as they operate through this pandemic, we have begun negotiating rent relief primarily in the form of payment plans and deferrals on rent and recovery charges, which allow for changes in the timing of payments, but not the total amount of consideration due to us under the lease. In some instances, we may also agree to waive certain charges due to us under the lease; for additional details, please refer to Note 3.
Lessee—We enter into leases as a lessee as part of our real estate operations in the form of ground leases of land for certain properties, and as part of our corporate operations in the form of office space and office equipment leases. Ground leases typically contain one or more options to renew for additional terms and may include options that grant us, as the lessee, the right to terminate the lease, without penalty, in advance of the full lease term. Our office space leases generally have no renewal options. Office equipment leases typically have options to extend the term for a year or less, but contain minimal termination rights. In calculating the term of our leases, we consider whether we are reasonably certain to exercise renewal and/or termination options. Our determination involves a combination of contract-, asset-, entity-, and market-based factors and involves considerable judgment.
Currently, neither our operating leases nor our finance leases have residual value guarantees or other restrictions or covenants, but a small number may contain nonlease components which have been deemed not material and are not separated from the leasing component. Beginning January 1, 2019, we evaluate whether a lease is a finance or operating lease using the criteria established in ASC 842. The criteria we use to determine whether a lease is a finance lease are the same as those we use to determine whether a lease is sales-type lease as a lessor. If none of the finance lease criteria is met, we classify the lease as an operating lease.

We record ROU assets and liabilities in the consolidated balance sheets based upon the terms and conditions of the applicable lease agreement. We use discount rates to calculate the present value of lease payments when determining lease classification and measuring our lease liability. We use the rate implicit in the lease as our discount rate unless that rate cannot be readily determined, in which case we consider various factors, including our incremental secured borrowing rate, in selecting an appropriate discount rate. This requires the application of judgment, and we consider the length of the lease as well as the length and securitization of our outstanding debt agreements in selecting an appropriate rate. Refer to Note 3 for further detail.
Revenue Recognition—In addition to our lease-related revenue, we also earn fee revenues by providing services to the Managed Funds. These fees are accounted for within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), and are recorded as Fees and Management Income on the consolidated statements of operations. We provide services to the Managed Funds, all of which are considered related parties. These services primarily include asset acquisition and disposition services, asset management, operating and leasing of properties, construction management, and other general and administrative responsibilities. These services are currently provided under various combinations of advisory agreements, property management agreements, and other service agreements (the “Management Agreements”). The wide variety of duties within the Management Agreements makes determining the performance obligations within the contracts a matter of judgment. We have concluded that each of the separately disclosed fee types in the below table represents a separate performance obligation within the Management Agreements.

Fee	Performance Obligation Satisfied	Form and Timing of Payment	Description
Asset Management	Over time	In cash, monthly	Because each increment of service is distinct, although substantially the same, revenue is recognized at the end of each reporting period based upon invested equity and the applicable rate.
Property Management	Over time	In cash, monthly	Because each increment of service is distinct, although substantially the same, revenue is recognized at the end of each month based on a percentage of the properties’ cash receipts.
Leasing Commissions	Point in time (upon close of a transaction)	In cash, upon completion	Revenue is recognized in an amount equal to the fees charged by unaffiliated persons rendering comparable services in the same geographic location.
Construction Management	Point in time (upon close of a project)	In cash, upon completion	Revenue is recognized in an amount equal to the fees charged by unaffiliated persons rendering comparable services in the same geographic location.
Acquisition/Disposition	Point in time (upon close of a transaction)	In cash, upon close of the transaction	Revenue is recognized based on a percentage of the purchase price or disposition price of the property acquired or sold.
Due to the nature of the services being provided under our Management Agreements, each performance obligation has a variable component. Therefore, when we determine the transaction price for the contracts, we are required to constrain our estimate to an amount that is not probable of significant revenue reversal. For most of these fee types, such as acquisition fees and leasing commissions, compensation only occurs if a transaction takes place and the amount of compensation is dependent upon the terms of the transaction. For our property and asset management fees, due to the large number and broad range of possible consideration amounts, we calculate the amount earned at the end of each month.
In addition to the fees listed above, certain of our Management Agreements include the potential for additional revenues if certain market conditions are in place or certain events take place. We have not recognized revenue related to these fees, nor will we until it is no longer highly probable that there would be a material reversal of revenue.
Sales or transfers to non-customers of non-financial assets or in substance non-financial assets that do not meet the definition of a business are accounted for within the scope of ASC Topic 610-20, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (“ASC 610-20”). Generally, our sales of real estate would be considered a sale of a non-financial asset as defined by ASC 610-20. Under ASC 610-20, if we determine we do not have a controlling financial interest in the entity that holds the asset and the arrangement meets the criteria to be accounted for as a contract, we would de-recognize the asset and recognize a gain or loss on the sale of the real estate when control of the underlying asset transfers to the buyer. Further, we may defer a tax gain through a Section 1031 Exchange by purchasing another property within a specified time period. For additional information regarding gain on sale of assets, refer to Note 5.
Share-Based Compensation—We account for equity awards in accordance with ASC Topic 718, Compensation—Stock Compensation, which requires that all share based payments to employees and non-employee directors be recognized in the consolidated statements of operations over the requisite service period based on their fair value. Fair value at issuance is determined using the grant date estimated value per share (“EVPS”) of our stock. For those share-based awards that are settled in cash and recorded as a liability, the fair value and associated expense is adjusted when the published price of our stock changes. Share-based compensation expense for all awards is included in General and Administrative and Property Operating in our consolidated statements of operations. For more information about our stock based compensation program, see Note 14.
Repurchase of Common Stock—We offer a share repurchase program (“SRP”) which may allow stockholders who participate to have their shares repurchased subject to approval and certain limitations and restrictions. Shares repurchased pursuant to our SRP are immediately retired upon purchase. Repurchased common stock is reflected as a reduction of stockholders’ equity. Our accounting policy related to share repurchases is to reduce common stock based on the par value of the shares and to reduce capital surplus for the excess of the repurchase price over the par value. Since the inception of the SRP in August 2010, we have had an accumulated deficit balance; therefore, the excess over the par value has been applied to additional paid-in capital. Once we have retained earnings, the excess will be charged entirely to retained earnings.

Segments—Our principal business is the ownership and operation of community and neighborhood shopping centers. We do not distinguish our principal business, or group our operations, by geography or size for purposes of measuring performance. Accordingly, we have presented our results as a single reportable segment.
Income Taxes—We have elected to be taxed as a REIT under the IRC. To qualify as a REIT, we must meet a number of organization and operational requirements, including a requirement to annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains. We intend to continue to adhere to these requirements and to maintain our REIT status. As a REIT, we are entitled to a deduction for some or all of the distributions we pay to our stockholders. Accordingly, we are generally subject to U.S. federal income taxes on any taxable income that is not currently distributed to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income taxes and may not be able to qualify as a REIT until the fifth subsequent taxable year.
Notwithstanding our qualification as a REIT, we may be subject to certain state and local taxes on our income or properties. In addition, our consolidated financial statements include the operations of wholly-owned subsidiaries that have jointly elected to be treated as a Taxable REIT Subsidiary (“TRS”) and are subject to U.S. federal, state and local income taxes at regular corporate tax rates. As a REIT, we may also be subject to certain U.S. federal excise taxes if we engage in certain types of transactions. We recognized an insignificant amount of federal, state, and local income tax expense for the years ended December 31, 2020 and 2019, respectively, and we retain a full valuation allowance for our deferred tax asset. All income tax amounts are included in Other Income (Expense), Net on the consolidated statements of operations. For more information regarding our income taxes, see Note 11.
Newly Adopted Accounting Pronouncements—The following table provides a brief description of newly-adopted accounting pronouncements and their effect on our consolidated financial statements:

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (Topic 326):
Measurement of Credit Losses on Financial Instruments

ASU 2018-19, Financial Instruments - Credit Losses (Topic 326): Codification Improvements

ASU 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief

ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments - Credit Losses

ASU 2020-02, Financial Instruments - Credit Losses (Topic 326) and Leases (Topic 842)	The amendments in this update replaced the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. It clarified that receivables arising from operating leases are not within the scope of ASC Topic 326. Instead, impairment of receivables arising from operating leases will be accounted for in accordance with ASC 842. It also allowed election of the fair value option on certain financial instruments.	January 1, 2020
The adoption of this standard did not have a material impact on our consolidated financial statements. The majority of our financial instruments result from operating lease transactions, which are not within the scope of this standard.

ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities	This ASU amended two aspects of the
	related-party guidance in Topic 810: (1) added an elective private-company scope exception to the variable interest entity guidance for entities under common control, and (2) provided that indirect interests held through related parties in common control arrangements will be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests.	January 1, 2020	The adoption of this standard did not have a material impact on our consolidated financial statements.
ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments	This ASU amended a variety of topics,
improving certain aspects of previously issued ASUs, including ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial
Liabilities, ASU 2016-13, Financial
	Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.	January 1, 2020	The adoption of this standard did not have a material impact on our consolidated financial statements.
ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting	This ASU contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU
	2020-04 is optional and may be elected over time as reference rate reform activities occur.	March 12, 2020	We have elected to apply the expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. We continue to evaluate the impact of the guidance and may apply other elections as applicable as changes occur.
In response to the COVID-19 pandemic, the Financial Accounting Standards Board (“FASB”) issued interpretive guidance addressing the accounting treatment for lease concessions attributable to the pandemic. Under this guidance, entities may elect to account for such lease concessions consistent with how they would be accounted for under ASC 842 if the enforceable rights and obligations for the lease concessions already existed within the lease agreement, regardless of whether such enforceable rights and obligations are explicitly outlined within the lease. This accounting treatment may only be applied if (1) the lease concessions were granted as a direct result of the pandemic, and (2) the total cash flows under the modified lease are less than or substantially the same as the cash flows under the original lease agreement. As a result, entities that make this election will not have to analyze each lease to determine whether enforceable rights and obligations for concessions exist within the contract, and may elect not to account for these concessions as lease modifications within the scope of ASC 842.
Some concessions will provide a deferral of payments, which may affect the timing of cash receipts without substantively impacting the total consideration per the original lease agreement. The FASB has stated that there are multiple acceptable methods to account for deferrals under the interpretive guidance:
•Account for the concession as if no changes to the lease contract were made, increasing the lease receivable as payments accrue and continuing to recognize income; or
•Account for deferred lease payments as variable lease payments.
We have elected not to account for any qualifying lease concessions granted as a result of the COVID-19 pandemic as lease modifications and will account for any qualifying concessions granted as if no changes to the lease contract were made. This will result in an increase to the related lease receivable as payments accrue while we continue to recognize rental income. We will, however, assess the impact of any such concessions on estimated collectibility of the related lease payments and will reflect any adjustments as necessary as an offset to Rental Income on the consolidated statements of operations.
Reclassifications—The following line item on our consolidated balance sheet as of December 31, 2019 was reclassified to conform to current year presentation:
•Corporate Intangible Assets, Net was included in Other Assets, Net.
The following line items on our consolidated statements of cash flows for the years ended December 31, 2019 and 2018 were reclassified to conform to current year presentation:
•Return on Investment in Unconsolidated Joint Ventures was listed on a separate line from Other Assets, Net; and
•Net Change in Credit Facility was separated into two lines, Proceeds from Revolving Credit Facility and Payments on Revolving Credit Facility.

3. LEASES
Lessor—The majority of our leases are largely similar in that the leased asset is retail space within our properties, and the lease agreements generally contain similar provisions and features, without substantial variations. All of our leases are currently classified as operating leases. Lease income related to our operating leases was as follows as of December 31, 2020 and 2019 (dollars in thousands):

	2020	2019
Rental income related to fixed lease payments(1)	$380,439	$385,948
Rental income related to variable lease payments(1)	125,256	127,790
Straight-line rent amortization(2)	3,258	9,003
Amortization of lease assets	3,138	4,138
Lease buyout income	1,237	1,166
Adjustments for collectibility(2)(3)	(27,845)	(5,775)
Total rental income	$485,483	$522,270
(1)Includes rental income related to lease payments before assessing for collectibility.
(2)Includes revenue adjustments for non-creditworthy tenants.
(3)Contains general reserves; excludes reserves for straight-line rent amortization.
Approximate future fixed contractual lease payments to be received under non-cancelable operating leases in effect as of December 31, 2020, assuming no new or renegotiated leases or option extensions on lease agreements, and including the impact of rent abatements, payment plans, and tenants who have been moved to the cash basis of accounting for revenue recognition purposes are as follows (in thousands):

Year	Amount
2021	$374,203
2022	339,952
2023	291,884
2024	236,076
2025	179,406
Thereafter	430,799
Total	$1,852,320
In response to the COVID-19 pandemic, we executed payment plans with our tenants. For tenants active as of March 8, 2021, we had agreed to defer approximately $8.6 million in rent and related charges, and we had granted abatements totaling approximately $4.2 million. These payment plans and rent abatements represented approximately 2% and 1% of our wholly-owned portfolio’s annualized base rent (“ABR”), respectively. As of March 8, 2021, approximately 87% of payments are scheduled to be received through December 31, 2021 for all executed payment plans, and the weighted-average remaining term over which we expect to receive payment on executed payment plans is approximately eleven months. For the years ended December 31, 2020 and 2019, we had $28.1 million and $3.9 million, respectively, in monthly revenue that will not be recognized until cash is collected or the tenant resumes regular payments and/or is considered creditworthy. These amounts include the estimated impact of tenants who have filed for bankruptcy.
No single tenant comprised 10% or more of our ABR as of December 31, 2020. As of December 31, 2020, our real estate investments in Florida and California represented 12.3% and 10.4% of our ABR, respectively. As a result, the geographic concentration of our portfolio makes it particularly susceptible to adverse weather or economic events, including the impact of the COVID-19 pandemic, in the Florida and California real estate markets.

Lessee—Lease assets and liabilities, grouped by balance sheet line where they are recorded, consisted of the following as of December 31, 2020 and 2019 (in thousands):

Balance Sheet Information	Balance Sheet Location	2020	2019
ROU assets, net - operating leases	Investment in Real Estate	$3,867	$7,613
ROU assets, net - operating and finance leases	Other Assets, Net	1,438	2,111
Operating lease liability	Accounts Payable and Other Liabilities	5,731	9,453
Finance lease liability	Debt Obligations, Net	164	443
During the year ended December 31, 2020, one of our acquisitions was land upon which one of our shopping centers is situated. This land was previously subject to a ground lease in which the lessor controlled an option requiring us to purchase the land subject to the lease, and our valuation of the ROU asset and lease liability as of December 31, 2019 for this ground lease reflected the assumption that the lessor would exercise this option and that we would purchase the underlying land asset.
As of December 31, 2020, the weighted-average remaining lease term was approximately two years for finance leases and 20 years for operating leases. The weighted-average discount rate was 3.5% for finance leases and 4.1% for operating leases.
Future undiscounted payments for fixed lease charges by lease type, inclusive of options reasonably certain to be exercised, are as follows as of December 31, 2020 (in thousands):

	Undiscounted
Year	Operating	Finance
2021	$831	$102
2022	805	29
2023	654	24
2024	528	16
2025	297	—
Thereafter	5,781	—
Total undiscounted cash flows from leases	8,896	171
Total lease liabilities recorded at present value	5,731	164
Difference between undiscounted cash flows and present value of lease liabilities	$3,165	$7

4. MERGER WITH REIT II
On November 16, 2018, we completed the Merger pursuant to the Agreement and Plan of Merger, dated July 17, 2018. We acquired 86 properties as part of this transaction. Under the terms of the Merger, at the time of closing, the following consideration was given in exchange for REIT II common stock (in thousands):

Amount
Fair value of PECO common stock issued(1)	$1,054,745
Fair value of REIT II debt:
Corporate debt	719,181
Mortgages and notes payable	102,727
Derecognition of REIT II management contracts, net(2)	30,428
Transaction costs	11,587
Total consideration and debt activity	1,918,668
Less: debt assumed	464,462
Total consideration	$1,454,206
(1)The total number of shares of common stock issued was 31.8 million.
(2)Previously a component of Other Assets, Net.
To complete the Merger, we issued 0.68 shares of our common stock in exchange for each issued and outstanding share of REIT II common stock, which was equivalent to $22.54 based on our EVPS at the time of the Merger of $33.15. The exchange ratio was based on a thorough review of the relative valuation of each entity, including factoring in our investment management business as well as each company’s transaction costs.
Upon completion of the Merger, our continuing stockholders owned approximately 71% of the issued and outstanding shares of the Company on a fully diluted basis (determined as if each Operating Partnership unit or “OP unit”) was exchanged for one share of our common stock) and former REIT II stockholders owned approximately 29% of the issued and outstanding shares of the Company on a fully diluted basis (determined as if each OP unit was exchanged for one share of our common stock).
Assets Acquired and Liabilities Assumed—After consideration of all applicable factors pursuant to the business combination accounting rules under ASC 805, including the application of a screen test to evaluate if substantially all the fair value of the acquired properties is concentrated in a single asset or group of similar assets, we have concluded that the Merger qualifies as an asset acquisition.
Additionally, prior to the close of the Merger, all of REIT II’s real properties were managed and leased by us, under the terms of various management agreements. As we had contractual relationships with REIT II, we considered the provisions of ASC 805 regarding the settlement of pre-existing relationships. This guidance provides that a transaction that in effect settles pre-existing relationships between the acquirer and acquiree should be evaluated under the guidance set forth in ASC 805 for possible gain/loss recognition.
In applying the relevant guidance to the settlement of our contractual relationships with REIT II, we noted that the provisions of the various agreements provided both parties to each of the agreements with substantial termination rights. The agreements permitted either party to terminate without cause or penalty upon prior written notice within a specified number of days’ notice. Therefore, we determined that the termination of the agreements did not result in a settlement gain or loss under the relevant guidance, and thus no gain or loss was recorded in the consolidated financial statements.
Prior to the consummation of the Merger, we did, however, have an existing intangible asset related to our acquisition of certain management contracts between Phillips Edison Limited Partnership (“PELP”), REIT II’s former external manager, and REIT II during our acquisition of PELP in 2017. Because this relationship was internalized as part of the Merger, we derecognized the carrying value of these intangible assets upon completion of the Merger and have included the derecognized contract value of $30.4 million in our calculation of total consideration in the table above.
As of December 31, 2018, we capitalized approximately $11.6 million in costs related to the Merger. The following table summarizes the final purchase price allocation based on a valuation report prepared by a third-party valuation specialist that was subject to management’s review and approval (in thousands):

Amount
Assets:
Land and improvements	$561,100
Building and improvements	1,198,884
Intangible lease assets	197,384
Fair value of unconsolidated joint venture	16,470
Cash and cash equivalents	354
Restricted cash	5,159
Accounts receivable and other assets	33,045
Total assets acquired	2,012,396
Liabilities:
Debt assumed	464,462
Intangible lease liabilities	60,421
Accounts payable and other liabilities	33,307
Total liabilities assumed	558,190
Net assets acquired	$1,454,206
The allocation of the purchase price is based on management’s assessment, which requires a significant amount of judgment and represents management’s best estimate of the fair value as of the acquisition date.
Intangible Assets and Liabilities—The fair value and weighted-average amortization periods for the intangible assets and liabilities acquired in the Merger are as follows (dollars in thousands, useful life in years):

	Fair Value	Weighted-Average Useful Life
In-place leases	$181,916	13
Above-market leases	15,468	7
Below-market leases	(60,421)	17

5. REAL ESTATE ACTIVITY
Property Sales—The following table summarizes our real estate disposition activity, excluding properties contributed or sold to GRP I (see Note 7), for the years ended December 31, 2020, 2019, and 2018 (dollars in thousands):

	2020	2019	2018
Number of properties sold(1)	7	21	8
Number of outparcels sold	1	1	—
Proceeds from sale of real estate	$57,902	$223,083	$82,145
Gain on sale of properties, net(2)	10,117	30,039	16,757
(1)We retained certain outparcels of land associated with one of our property dispositions during the year ended December 31, 2020, and as a result, this property is still included in our total property count.
(2)The gain on sale of properties, net does not include miscellaneous write-off activity, which is also recorded in Gain on Sale or Contribution of Property, Net on the consolidated statements of operations.
Subsequent to December 31, 2020, we sold five properties and one outparcel for $44.4 million.
Acquisitions—The following table summarizes our real estate acquisition activity for the years ended December 31, 2020, 2019, and 2018 (dollars and square feet in thousands):

	2020	2019	2018
Number of properties purchased(1)	2	2	5
Number of outparcels purchased(2)	2	2	2
Total price of acquisitions	$41,482	$71,722	$98,941
Total square footage acquired	216	213	543
(1)Excludes 86 properties acquired in the Merger and three properties acquired in the merger with Phillips Edison Grocery Center REIT III, Inc. (“REIT III”).
(2)Outparcels purchased in 2020, 2019, and 2018 are parcels of land adjacent to shopping centers that we own.
Subsequent to December 31, 2020, we acquired two properties and two outparcels for $39.6 million.
In October 2019, we completed a merger with REIT III which resulted in the acquisition of three properties. As part of the merger with REIT III, we also acquired a 10% equity interest in GRP II valued at approximately $5.4 million (refer to Note 7 for further information) and a net working capital liability. GRP II was subsequently acquired by GRP I in October 2020. Consideration for the merger with REIT III primarily included (i) the issuance of 1.5 million shares of our common stock with a value of $49.9 million; (ii) $21.1 million in cash used to pay down REIT III debt and cash paid to REIT III stockholders; (iii) the partial derecognition of a management contract intangible asset in the amount of $1.1 million; (iv) transaction costs of $0.8 million that were capitalized as part of this asset acquisition; and (v) the settlement of net related party balances of $0.5 million.
Prior to the close of the merger with REIT III, all of REIT III’s real properties were managed and leased by us, under the terms of various management agreements. As we had contractual relationships with REIT III, we considered the provisions of ASC 805 regarding the settlement of pre-existing relationships. This guidance provides that a transaction that in effect settles pre-existing relationships between the acquirer and acquiree should be evaluated under the guidance set forth in ASC 805 for possible gain/loss recognition. In applying the relevant guidance to the settlement of our contractual relationships with REIT III, we noted that the provisions of the various agreements provided both parties to each of the agreements with substantial termination rights. The agreements permitted either party to terminate without cause or penalty upon prior written notice within a specified number of days’ notice. Therefore, we determined that the termination of the agreements did not result in a settlement gain or loss under the relevant guidance, and thus no gain or loss was recorded in the consolidated financial statements.
The fair value and weighted-average useful life at acquisition for lease intangibles acquired as part of the transactions above during the years ended December 31, 2020 and 2019, are as follows (dollars in thousands, weighted-average useful life in years):

	2020		2019
	Fair Value	Weighted-Average Useful Life	Fair Value	Weighted-Average Useful Life
In-place leases	$3,360	10	$11,907	9
Above-market leases	709	4	2,017	9
Below-market leases	(2,466)	21	(3,385)	15

Property Held for Sale—As of December 31, 2020, there were no properties held for sale. As of December 31, 2019, one property was classified as held for sale, as it was under contract to sell, with no substantive contingencies, and the prospective buyer had significant funds at risk. This property was disposed of during the year ended December 31, 2020. A summary of assets and liabilities for the property held for sale as of December 31, 2019 is presented below (in thousands):

2019
ASSETS
Total investment in real estate assets, net	$5,859
Other assets, net	179
Total assets	$6,038
LIABILITIES(1)
Below-market lease liabilities, net	$316
Accounts payable and other liabilities	33
Total liabilities	$349
(1)These amounts are included in Accounts Payable and Other Liabilities on the consolidated balance sheet.

6. INTANGIBLE ASSETS AND LIABILITIES
Goodwill—During the years ended December 31, 2020, 2019, and 2018 we did not record any impairments or re-allocations of goodwill.
Other Intangible Assets and Liabilities—Other intangible assets and liabilities consisted of the following as of December 31, 2020 and 2019, excluding amounts related to other intangible assets and liabilities classified as held for sale (in thousands):

	2020		2019
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Corporate intangible assets	$6,804	$(4,922)	$4,883	$(2,444)
In-place leases	441,683	(204,698)	442,729	(170,272)
Above-market leases	66,106	(41,125)	65,946	(34,569)
Below-market lease liabilities	(150,579)	48,834	(151,585)	39,266
Summarized below is the amortization recorded on other intangible assets and liabilities for the years ended December 31, 2020, 2019, and 2018 (in thousands):

	2020	2019	2018
Corporate intangible assets	$2,478	$2,735	$10,618
In-place leases	36,000	42,902	37,101
Above-market leases	6,890	7,502	6,112
Below-market lease liabilities	(10,063)	(11,687)	(10,061)
During the year ended December 31, 2019, we recorded an impairment of $7.8 million related to the management contracts intangible asset; please refer to Note 17. In addition, the portion of this asset that was related to our contract with REIT III was internalized as part of the merger with REIT III. As a result, during the year ended December 31, 2019, we derecognized a net book value of $1.1 million of these intangible assets and included the amount within capitalized asset acquisition costs for that transaction. We evaluated the useful life of the remaining management contracts after this derecognition and concluded that the asset now has a remaining useful life of one year.

Estimated future amortization of the respective other intangible assets and liabilities as of December 31, 2020, excluding estimated amounts related to other intangible assets and liabilities classified as held for sale, for each of the next five years is as follows (in thousands):

	Corporate Intangible Assets	In-Place Leases	Above-Market Leases	Below-Market Leases
2021	$384	$32,877	$6,211	$(9,556)
2022	384	30,293	5,329	(9,094)
2023	384	26,541	4,573	(8,420)
2024	384	23,439	3,284	(7,839)
2025	346	20,435	2,131	(7,341)

7. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES
Grocery Retail Partners I and II—In November 2018, through our direct and indirect subsidiaries, we entered into a joint venture with Northwestern Mutual, pursuant to which we contributed 14 and sold three grocery-anchored shopping centers with a fair value of approximately $359 million to the new joint venture, GRP I, in exchange for a 15% ownership interest in GRP I. Northwestern Mutual acquired an 85% ownership interest in GRP I by contributing cash of $167.1 million. The joint venture is set to expire ten years after the date of the agreement, unless otherwise extended by the members. As a part of the transaction, GRP I distributed or paid cash of $161.8 million to us as well as assumed an existing portfolio mortgage loan of $175 million with a fair value of $165 million to which we are the non-recourse carveout guarantor and environmental indemnitor (see Note 16 for more detail). We recognized a gain of $92.5 million on the transaction which is recorded as Gain on Sale or Contribution of Property, Net on the consolidated statements of operations.
In connection with the merger with REIT III, we assumed a 10% equity interest in GRP II with a fair value of $5.4 million at acquisition. GRP II was initially formed in November 2018 pursuant to the terms of a joint venture agreement between REIT III and Northwestern Mutual and was set to expire ten years after the date of the joint venture contribution agreement unless otherwise extended by the members.
In October 2020, GRP I acquired GRP II. As a part of the transaction, the carrying amount of our investment in GRP II was contributed to GRP I as consideration for an additional interest in GRP I. Our ownership interest in GRP I upon consummation of the transaction was adjusted to approximately 14% as a result of the acquisition.
Necessity Retail Partners—In connection with the Merger, we assumed a 20% equity interest in NRP. NRP was initially formed in March 2016 pursuant to the terms of a joint venture agreement between REIT II and an affiliate of TPG Real Estate and is set to expire seven years after the date of the joint venture contribution agreement unless otherwise extended by the members. This joint venture agreement required a contribution of up to $50 million to the joint venture. Of the maximum $50 million contribution, approximately $17.5 million was previously contributed by REIT II prior to the Merger. We are in the process of disposing and liquidating the assets of this joint venture as a result the planned expiration.
Subsequent to December 31, 2020, the NRP joint venture sold two properties.

The following table summarizes balances on the consolidated balance sheets related to our unconsolidated joint ventures as of December 31, 2020 and 2019 (dollars in thousands):

	2020				2019
Joint Venture	Ownership Percentage	Number of Shopping Centers	Investment Balance	Unamortized Basis Difference	Ownership Percentage	Number of Shopping Centers	Investment Balance	Unamortized Basis Difference
NRP	20%	5	$6,304	$1,381	20%	8	$10,183	$3,189
GRP I	14%	20	31,062	—	15%	17	27,356	—
GRP II	N/A	N/A	N/A	N/A	10%	3	5,315	879
The following table summarizes the activity on the consolidated statements of operations related to our unconsolidated joint ventures as of December 31, 2020, 2019, and 2018 (in thousands):

	2020	2019	2018
Distributions to PECO After Formation or Assumption
NRP	$4,192	$7,167	$200
GRP I	1,047	2,025	—
GRP II	177	40	N/A

Gain (Loss) from Unconsolidated Joint Ventures
NRP	$2,119	$3,989	$(73)
GRP I	(309)	(72)	(35)
GRP II	42	6	N/A

Amortization and Write-Off of Basis Differences
NRP	$1,808	$2,837	$177
GRP II(1)	879	17	N/A
(1)As part of the merger between GRP I and GRP II, the total remaining value of our GRP II investment of $5.1 million was contributed to GRP I, and the result of this transaction was an increase in our GRP I investment of $5.1 million.

8. OTHER ASSETS, NET
The following is a summary of Other Assets, Net outstanding as of December 31, 2020 and 2019, excluding amounts related to assets classified as held for sale (in thousands):

	2020	2019
Other assets, net:
Deferred leasing commissions and costs	$41,664	$38,738
Deferred financing expenses(1)	13,971	13,971
Office equipment, ROU assets, and other	21,578	19,430
Corporate intangible assets	6,804	4,883
Total depreciable and amortizable assets	84,017	77,022
Accumulated depreciation and amortization	(45,975)	(35,055)
Net depreciable and amortizable assets	38,042	41,967
Accounts receivable, net(2)	46,893	46,125
Accounts receivable - affiliates	543	728
Deferred rent receivable, net(3)	32,298	29,291
Derivative asset	—	2,728
Prepaid expense and other	8,694	7,851
Total other assets, net	$126,470	$128,690
(1)Deferred financing expenses per the above table are related to our revolving line of credit, and thus we have elected to classify them as an asset rather than as a contra-liability.

(2)Net of $8.9 million and $6.9 million of general reserves for uncollectible amounts as of December 31, 2020 and 2019, respectively. Receivables that were removed for tenants considered to be non-creditworthy were $22.8 million and $6.2 million as of December 31, 2020 and 2019, respectively.
(3)Net of $4.4 million and $0.7 million of adjustments as of December 31, 2020 and 2019, respectively, for straight-line rent removed for tenants considered to be non-creditworthy.

9. DEBT OBLIGATIONS
The following is a summary of the outstanding principal balances and interest rates, which includes the effect of derivative financial instruments, on our debt obligations as of December 31, 2020 and 2019 (in thousands):

	Interest Rate(1)	2020	2019
Revolving credit facility	LIBOR + 1.4%	$—	$—
Term loans(2)	1.4% - 4.6%	1,622,500	1,652,500
Secured loan facilities	3.4% - 3.5%	395,000	395,000
Mortgages	3.5% - 7.2%	290,022	324,578
Finance lease liability		164	443
Assumed market debt adjustments, net		(1,543)	(1,218)
Deferred financing expenses, net		(13,538)	(17,204)
Total		$2,292,605	$2,354,099
(1)Interest rates are as of December 31, 2020.
(2)Our term loans carry an interest rate of LIBOR plus a spread. While most of the rates are fixed through the use of swaps, there is a portion of these loans that are not subject to a swap, and thus are still indexed to LIBOR.
Revolving Credit Facility—We have a $500 million revolving credit facility with availability of $490.4 million, which is net of current issued letters of credit, as of December 31, 2020. The maturity date is October 2021, with additional options to extend the maturity to October 2022. We pay a fee of 0.25% on the unused portion of the facility if our borrowings are less than 50% of our capacity or a fee of 0.15% if our borrowings are greater than 50%, but less than 100%, of our capacity.
In April 2020, we borrowed $200 million on our revolving credit facility to meet our operating needs for a sustained period due to the COVID-19 pandemic. Our rent and recovery collections during the second quarter, combined with other cost saving initiatives, sufficiently funded our short term operating needs and provided enough stability to allow us to repay in full the outstanding balance on our revolving credit facility in June 2020.
Term Loans—We have six unsecured term loans with maturities ranging from 2022 to 2025. Our term loans have interest rates of LIBOR plus interest rate spreads based on our leverage ratios. We have utilized interest rate swaps to fix the rates on the majority of our term loans, with $580.5 million in term loans not fixed through such swaps.
In January 2020, we made the final $30 million payment on our term loan maturing in 2021.
In May 2019, we exercised a $60 million delayed draw feature on one of our term loans, and we used the proceeds from this draw to pay down our revolving credit facility. In September 2019, we repriced a $200 million term loan, lowering the interest rate spread from 1.75% over LIBOR to 1.25% over LIBOR, while maintaining the current maturity of September 2024. In October 2019, we repriced a $175 million term loan from a spread of 1.75% over LIBOR to 1.25% over LIBOR, while maintaining the current maturity of October 2024. Finally, in December 2019, we paid down $265.9 million in term loan debt primarily with the proceeds from a secured loan as well as the proceeds from property dispositions.
As of December 31, 2020 and 2019, the weighted-average interest rate, including the impact of swaps, on our term loans was 2.7% and 3.2%, respectively.
Secured Debt—Our secured debt includes two facilities secured by certain properties in our portfolio, mortgage loans secured by individual properties, and finance leases. The interest rates on our secured debt are fixed. At the closing of the Merger, we assumed $102.3 million in mortgage loans. We contributed $175.0 million of our secured debt to GRP I in November 2018. In connection with the debt contributed to GRP I, we wrote-off deferred financing expenses of $2.1 million. In December 2019, we executed a $200 million secured loan. The loan matures in 2030 and has a 3.35% interest rate. As of December 31, 2020 and 2019 our weighted average interest rate for our secured debt was 4.0% and 4.1%, respectively.

Debt Allocation—The allocation of total debt between fixed-rate and variable-rate as well as between secured and unsecured, excluding market debt adjustments and deferred financing expenses, as of December 31, 2020 and 2019, is summarized below (in thousands):

	2020	2019
As to interest rate:(1)
Fixed-rate debt	$1,727,186	$2,122,021
Variable-rate debt	580,500	250,500
Total	$2,307,686	$2,372,521
As to collateralization:
Unsecured debt	$1,622,500	$1,652,500
Secured debt	685,186	720,021
Total	$2,307,686	$2,372,521

Weighted-average interest rate(1)	3.1%	3.4%
(1)Includes the effects of derivative financial instruments (see Notes 10 and 17).
Maturity Schedule—Below is our maturity schedule with the respective principal payment obligations, excluding finance lease liabilities, market debt adjustments, and deferred financing expenses (in thousands):

	2021	2022	2023	2024	2025	Thereafter	Total
Term loans	$—	$375,000	$300,000	$475,000	$472,500	$—	$1,622,500
Secured debt	62,589	61,898	79,569	28,162	27,881	424,923	685,022
Total	$62,589	$436,898	$379,569	$503,162	$500,381	$424,923	$2,307,522

10. DERIVATIVES AND HEDGING ACTIVITIES
Risk Management Objective of Using Derivatives—We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposure to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of our debt funding, and through the use of derivative financial instruments. Specifically, we enter into interest rate swaps to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts and our known or expected cash payments principally related to our investments and borrowings.
Cash Flow Hedges of Interest Rate Risk—Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for our making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.
The changes in the fair value of derivatives designated, and that qualify, as cash flow hedges are recorded in AOCI and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the years ended December 31, 2020 and 2019, such derivatives were used to hedge the variable cash flows associated with certain variable-rate debt. Amounts reported in AOCI related to these derivatives will be reclassified to Interest Expense, Net as interest payments are made on the variable-rate debt. During the next twelve months, we estimate that an additional $19.1 million will be reclassified from AOCI as an increase to Interest Expense, Net.
The following is a summary of our interest rate swaps that were designated as cash flow hedges of interest rate risk as of December 31, 2020 and 2019 (notional amounts in thousands):

	2020	2019
Count	6	9
Notional amount	$1,042,000	$1,402,000
Fixed LIBOR	1.3% - 2.9%	0.8% - 2.9%
Maturity date	2021 - 2025	2020 - 2025
We assumed five hedges with a notional amount of $570 million as a part of the Merger. The fair value of the five hedges assumed was $14.7 million and is amortized over the remaining lives of the respective hedges and recorded in Interest Expense, Net in the consolidated statements of operations. The net unamortized amount remaining as of December 31, 2020 was $5.0 million.

The table below details the nature of the loss recognized on interest rate derivatives designated as cash flow hedges in the consolidated statements of operations for the years ended December 31, 2020, 2019, and 2018 (in thousands):

	2020	2019	2018
Amount of loss recognized in Other Comprehensive (Loss) Income	$50,552	$35,865	$895
Amount of loss reclassified from AOCI into interest expense	16,732	2,409	3,261
Credit-risk-related Contingent Features—We have agreements with our derivative counterparties that contain provisions where, if we default, or are capable of being declared in default, on any of our indebtedness, we could also be declared to be in default on our derivative obligations. As of December 31, 2020, the fair value of our derivatives in a net liability position, which included accrued interest but excluded any adjustment for nonperformance risk related to these agreements, was approximately $54.8 million. As of December 31, 2020, we had not posted any collateral related to these agreements and were not in breach of any agreement provisions. If we had breached any of these provisions, we could have been required to settle our obligations under the agreements at their termination value of $54.8 million.

11. INCOME TAXES
General—We have elected to be taxed as a REIT under the IRC. To qualify as a REIT, we must meet a number of organization and operational requirements, including a requirement to annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains. We intend to continue to adhere to these requirements and to maintain our REIT status. As a REIT, we are entitled to a deduction for some or all of the distributions we pay to our stockholders. Accordingly, we are generally subject to U.S. federal income taxes on any taxable income that is not currently distributed to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income taxes and may not be able to qualify as a REIT until the fifth taxable year following the year of disqualification.
Notwithstanding our qualification as a REIT, we may be subject to certain state and local taxes on our income or properties. In addition, our consolidated financial statements include the operations of certain wholly owned entities that have jointly elected to be treated as a TRS and are subject to U.S. federal, state and local incomes taxes at regular corporate tax rates. As a REIT, we may also be subject to certain U.S. federal excise taxes if we engage in certain types of transactions.
Income tax benefits from uncertain tax positions are recognized in the consolidated financial statements only if we believe it is more likely than not that the uncertain tax position will be sustained based solely on the technical merits of the tax position and consideration of the relevant taxing authority's widely understood administrative practices and precedents. We do not believe that we have any uncertain tax positions at December 31, 2020 and 2019.
The statute of limitations for the federal income tax returns remain open for the 2017 through 2019 tax years. The statute of limitations for state income tax returns remain open in accordance with each state's statute.
Our accounting policy is to classify interest and penalties as a component of income tax expense. We accrued no interest or penalties as of December 31, 2020 and 2019.
Deferred Tax Assets and Liabilities—Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year in which these temporary differences are expected to reverse. Deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including future reversal of existing taxable temporary differences, the magnitude and timing of future projected taxable income and tax planning strategies. We believe, based on available evidence, it is not more likely than not that our net deferred tax assets will be realized in future periods and, therefore, have recorded a valuation allowance equal to the net deferred tax asset balance.

The following is a summary of our deferred tax assets and liabilities as of December 31, 2020 and 2019 (in thousands):

	2020	2019
Deferred tax assets:
Accrued compensation	$3,250	$3,912
Accrued expenses and reserves	89	70
Net operating loss (“NOL”) carryforward	2,787	2,885
Other	306	362
Gross deferred tax assets	6,432	7,229
Less: valuation allowance	(3,183)	(3,661)
Total deferred tax asset	3,249	3,568
Deferred tax liabilities:
Real estate assets and other capitalized assets	(3,236)	(3,546)
Other	(13)	(22)
Total deferred tax liabilities	(3,249)	(3,568)
Net deferred tax asset	$—	$—
Our deferred tax assets and liabilities result from the activities of our TRS entities. The TRS entities have a federal NOL carryforward of $12.2 million. Of this amount, $1.3 million was generated in 2017 and will expire in 2037 if the NOL is not utilized. The remaining NOL carryforward can be carried forward indefinitely. As of December 31, 2020, the TRS entities have state NOL carryforwards of $5.0 million, which will expire as determined under each state's statute.
Differences between the net income or loss presented on the consolidated statements of operations and taxable income are primarily related to the timing of the recognition of gain on the sale of investment properties for financial reporting purposes and tax reporting, the recognition of impairment expense for financial reporting purposes which is not deductible for tax reporting purposes, and differences in recognition of rental income and depreciation and amortization expense for both financial reporting and tax reporting.
Distributions—The following table reconciles Net Income (Loss) Attributable to Stockholders to REIT taxable income before the dividends paid deduction for the years ended December 31, 2020, 2019 and 2018 (in thousands):

	2020	2019	2018
Net income (loss) attributable to stockholders	$4,772	$(63,532)	$39,138
Net (income) loss from TRS	(702)	5,346	(1,171)
Net income (loss) attributable to REIT operations	4,070	(58,186)	37,967
Book/tax differences	63,846	153,047	33,858
REIT taxable income subject to 90% dividend requirement	$67,916	$94,861	$71,825
For tax purposes, total gross distributions to our stockholders for the year ended December 31, 2020 were approximately $64.7 million. As permitted under the IRC, we will utilize approximately $3.2 million of our January 2021 distribution to offset our 2020 REIT taxable income. Our distributions to stockholders for the years ended December 31, 2019 and 2018, respectively, have exceeded 100% of the REIT taxable income.
The tax characterization of our distributions declared for the years ended December 31, 2020 and 2019 was as follows:

	2020	2019
Common stock:
Ordinary dividends	100.0%	38.0%
Non-dividend distributions	—%	53.4%
Capital gain distributions	—%	8.6%
Total distributions per share	100.0%	100.0%

12. COMMITMENTS AND CONTINGENCIES
Litigation—We are involved in various claims and litigation matters arising in the ordinary course of business, some of which involve claims for damages. Many of these matters are covered by insurance, although they may nevertheless be subject to deductibles or retentions. Although the ultimate liability for these matters cannot be determined, based upon information currently available, we believe the resolution of such claims and litigation will not have a material adverse effect on our consolidated financial statements.
Environmental Matters—In connection with the ownership and operation of real estate, we may potentially be liable for costs and damages related to environmental matters. In addition, we may own or acquire certain properties that are subject to environmental remediation. Depending on the nature of the environmental matter, the seller of the property, a tenant of the property, and/or another third party may be responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify us against future remediation costs. We also carry environmental liability insurance on our properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which we may be liable. We are not aware of any environmental matters which we believe are reasonably likely to have a material effect on our consolidated financial statements.
Captive Insurance—Our captive insurance company, Silver Rock Insurance, Inc. (“Silver Rock”) provides general liability insurance, wind, reinsurance, and other coverage to us and certain related-party joint ventures. We capitalize Silver Rock in accordance with applicable regulatory requirements.
Silver Rock established annual premiums based on the past loss experience of the insured properties. An independent third party was engaged to perform an actuarial estimate of projected future claims, related deductibles, and projected future expenses necessary to fund associated risk management programs. Premiums paid to Silver Rock may be adjusted based on this estimate. Premiums paid to Silver Rock may be reimbursed by tenants pursuant to specific lease terms.
As of December 31, 2020, we had four letters of credit outstanding totaling approximately $8.0 million to provide security for our obligations under our insurance and reinsurance contracts.
The following is a summary of the activities in the liability for unpaid losses, which is recorded in Accounts Payable and Other Liabilities on our consolidated balance sheets, for the years ended December 31, 2020 and 2019 (in thousands):

	2020	2019
Beginning balances	$6,021	$5,458
Incurred related to:
Current year	1,943	1,792
Prior years	2,249	1,248
Total incurred	4,192	3,040
Paid related to:
Current year	36	78
Prior years	2,791	2,399
Total paid	2,827	2,477
Liabilities for unpaid losses as of December 31	$7,386	$6,021
COVID-19—As of December 31, 2020, we were not aware of any significant liabilities or obligations to waive rent that we have incurred under force majeure or co-tenancy clauses in tenant leases.
Development and Redevelopment—As of December 31, 2020, we had approximately $7.6 million in an active anchor redevelopment project that we have agreed to perform, of which $6.1 million is expected to be funded in 2021.

13. EQUITY
General—The holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including one vote per nominee in the election of the Board. Our charter does not provide for cumulative voting in the election of directors.
On May 6, 2020, our Board decreased the EVPS of our common stock to $26.25 based substantially on the estimated market value of our portfolio of real estate properties and our third-party investment management business as of March 31, 2020. The decrease was primarily driven by the negative impact of the COVID-19 pandemic on our non-grocery tenants resulting from social distancing and “stay-at-home” guidelines and the uncertainty of the duration and full effect on the overall economy. We engaged a third-party valuation firm to provide a calculation of the range in EVPS of our common stock as of March 31, 2020, which reflected certain balance sheet assets and liabilities as of that date. Previously, the EVPS of our common stock was set at $33.30, based substantially on the estimated market value of our portfolio of real estate properties and our third-party investment management business as of March 31, 2019.
Distributions—On March 27, 2020, our Board suspended stockholder distributions, effective after the payment of the March 2020 distribution on April 1, 2020, as a result of the uncertainty surrounding the COVID-19 pandemic. On November 4, 2020, our Board authorized distributions for the month of December 2020, for stockholders of record at the close of business on December 28, 2020, equal to a monthly amount of $0.08499999 per share of common stock, or $1.02 annualized. On December 14, 2020, our Board announced that the date of record for December distributions was moved to December 31, 2020. OP unit holders received distributions at the same rate as common stockholders. We paid this distribution on January 12, 2021.
Dividend Reinvestment Plan—The DRIP allows stockholders to invest distributions in additional shares of our common stock, subject to certain limits. Stockholders who elect to participate in the DRIP may choose to invest all or a portion of their cash distributions in shares of our common stock at a price equal to our most recent EVPS.
Stockholders who elect to participate in the DRIP, and who are subject to U.S. federal income taxation laws, will incur a tax liability on an amount equal to the fair value on the relevant distribution date of the shares of our common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the distributions in cash.
On March 27, 2020, the DRIP was suspended, and the March 2020 distribution was paid in all cash on April 1, 2020. On November 4, 2020, our Board reinstated the DRIP, which became effective beginning with the December 2020 distribution paid in January 2021.
Tender Offer—On November 4, 2020, our Board approved a voluntary tender offer that commenced on November 10, 2020 (the “Tender Offer”) for up to 1.5 million shares of our outstanding common stock at a price of $17.25 per share, for a total value of approximately $26 million. On December 14, 2020, the Tender Offer was amended to extend the expiration date to December 29, 2020, and the offer to purchase shares was increased to approximately 5.8 million shares, for a total value of approximately $100 million. All of the other terms and conditions of the Tender Offer remained unchanged. In connection with the Tender Offer, we repurchased 4.5 million shares of common stock for a total value of $77.6 million, which includes the issuance of 0.9 million common shares in redemption of 0.9 million OP units converted at the time of repurchase. The $77.6 million due to shareholders who tendered their shares was not yet paid as of December 31, 2020, and is recorded as Accounts Payable and Other Liabilities on our consolidated balance sheets. The amount was subsequently paid on January 5, 2021.
Share Repurchase Program—Our SRP provides an opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations. The Board reserves the right, in its sole discretion, at any time and from time to time, to reject any request for repurchase.
On August 7, 2019, the Board suspended the SRP with respect to standard repurchases. The SRP for death, qualifying disability, or determination of incompetence (“DDI”) was suspended effective March 27, 2020, in response to the uncertainty of COVID-19. Both the SRP with respect to standard repurchases and the SRP for DDI remains suspended as of December 31, 2020.
On January 8, 2021, the Board adopted the Fourth Amended and Restated Share Repurchase Program (“Fourth Amended SRP”), effective January 14, 2021. Under the Fourth Amended SRP, share repurchases for DDI have been reinstated at $17.25 per share, and as of March 1, 2021, we have repurchased 21,125 shares for a total value of $0.4 million. The SRP with respect to standard repurchases remains suspended.
Convertible Noncontrolling Interests—As of December 31, 2020 and 2019, we had approximately 13.3 million and 14.2 million outstanding OP units, respectively. Additionally, certain of our outstanding restricted share and performance share awards will result in the issuance of OP units upon vesting in future periods. These are included in the outstanding unvested award totals disclosed in Note 14.
Under the terms of the Fourth Amended and Restated Agreement of Limited Partnership, OP unit holders may elect to exchange OP units. The Operating Partnership controls the form of the redemption, and may elect to exchange OP units for shares of our common stock, provided that the OP units have been outstanding for at least one year, or for cash. As the form of redemption for OP units is within our control, the OP units outstanding as of December 31, 2020 and 2019, are classified as Noncontrolling Interests within permanent equity on our consolidated balance sheets.
During the year ended December 31, 2020 and 2019, 1.0 million and 0.6 million OP units were converted into shares of our common stock at a 1:1 ratio, respectively. Of the OP units converted in 2020, 0.9 million were converted and repurchased as part of the Tender Offer. The $8.3 million and $30.4 million of distributions for the years ended December 31, 2020 and 2019, respectively, that have been paid on OP units are included in Distributions to Noncontrolling Interests on the consolidated statements of equity.
Nonconvertible Noncontrolling Interests—In addition to partnership units of the Operating Partnership, Noncontrolling Interests also includes a 25% minority-owned interest held by a third party in a consolidated partnership, which was not significant to our results in 2020 or 2019 and ceased a majority of its operations in 2019.

14. COMPENSATION
Employee Long Term Incentive Plan—We issue stock awards that vest based upon the completion of a service period (“service-based awards”), as well as awards that vest based upon the achievement of certain performance metrics (“performance-based awards”) under our 2020 Omnibus Incentive Plan (“2020 Incentive Plan”), which became effective in June 2020. The 2020 Incentive Plan replaces the Amended and Restated 2010 Long-Term Incentive Plan, which expired in August 2020. Awards to employees under our 2020 Incentive Plan are typically granted and vest during the first quarter of each year. Service-based awards typically follow a four-year graded vesting schedule and will vest in the form of common stock or OP units. For performance-based awards, the number of shares that vest depends on whether certain financial metrics are met, as calculated over a three-year performance period. For each annual performance-based award, 50% of the shares earned vest at the end of the three-year period and 50% of the shares earned vest following an additional year of service. As such, certain units classified as nonvested performance stock awards as of period-end may have met the performance-based requirements for vesting and are now only subject to an additional year of service-based vesting. Vesting of performance awards is in the form of common stock, or certain awards may vest in the form of OP units at the election of the recipient.
We recognize expense for awards with graded vesting under the accelerated recognition method, whereby each vesting is treated as a separate award with expense for each vesting recognized ratably over the requisite service period. Expense amounts are recorded in General and Administrative or Property Operating on our consolidated statements of operations. The awards are valued according to the EVPS for our common stock at the date of grant. Holders of unvested service-based and performance-based awards are entitled to dividend and distribution rights, but are not entitled to voting rights.
In March 2019, the Compensation Committee of the Company’s Board of Directors (the “Committee”) approved a new form of award agreement under the Company’s Amended and Restated 2010 Long-Term Incentive Plan for performance-based long term incentive units (“Performance LTIP Units”) and made one-time grants of Performance LTIP Units to certain of our executives. Any amounts earned under the Performance LTIP Unit award agreements will be issued in the form of LTIP Units, which represent OP units that are structured as a profits interest in the Operating Partnership. Dividends will accrue on the Performance LTIP Units until the measurement date, subject to a quarterly distribution of 10% of the regular quarterly distributions.
Independent Director Stock Plan—The Board approves restricted stock awards pursuant to our Amended and Restated 2010 Independent Director Stock Plan. The awards are granted to our independent directors as service-based awards. As of December 31, 2020 and 2019, there were approximately 17,000 and 13,000 outstanding unvested awards granted to independent directors, respectively.
Share-Based Compensation Award Activity—All share-based compensation awards, regardless of the form of payout upon vesting, are presented in the following table, which summarizes our stock-based award activity. For performance-based awards, the number of shares deemed to be issued per the table below reflects the number of units at target performance. Performance-based awards contain terms which dictate that the number of award units to be issued will vary based upon actual performance compared to the respective plan’s performance metrics, with the potential for certain awards to earn additional shares beyond target performance (number of units in thousands):

	Restricted Stock Awards(1)	Performance Stock Awards(1)	Phantom Stock Units	Weighted-Average Grant-Date Fair Value(2)
Nonvested at January 1, 2018	6	—	815	$30.60
Granted	270	66	—	33.00
Vested	(2)	—	(465)	30.60
Forfeited	(5)	—	(18)	31.14
Nonvested at December 31, 2018	269	66	332	31.80
Granted	157	764	—	33.15
Vested	(65)	—	(256)	31.08
Forfeited	(34)	(3)	(16)	32.31
Nonvested at December 31, 2019	327	827	60	33.00
Granted	146	86	—	32.82
Vested	(101)	—	(58)	32.13
Forfeited	(23)	(8)	(2)	33.00
Nonvested at December 31, 2020	349	905	—	$33.06
(1)The maximum number of award units that could be issued under all outstanding grants was 1.5 million as of December 31, 2020. The number of award units expected to vest was 0.8 million as of December 31, 2020.
(2)On an annual basis, we engage an independent third-party valuation advisory consulting firm to estimate the EVPS of our common stock. The weighted-average grant-date fair value calculated herein reflects the EVPS on the grant date.
The expense for all stock-based awards during the years ended December 31, 2020, 2019, and 2018 was $6.3 million, $10.1 million, and $10.4 million, respectively. We had $11.8 million of unrecognized compensation costs related to these awards that we expect to recognize over a weighted average period of approximately three years. The fair value at the vesting date for stock-based awards that vested during the year ended December 31, 2020 was $5.0 million.

401(k) Plan—We sponsor a 401(k) plan that provides benefits for qualified employees. Our match of the employee contributions is discretionary and has a five-year vesting schedule. The cash contributions to the plan for the years ended December 31, 2020, 2019, and 2018 were approximately $0.9 million, $0.9 million, and $1.0 million, respectively. All employees who have attained the age of 21 are eligible to participate starting the first day of the month following their date of hire. Employees are vested immediately with respect to employee contributions.

15. EARNINGS PER SHARE
We use the two-class method of computing earnings per share (“EPS”), which is an earnings allocation formula that determines EPS for common stock and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPS is computed by dividing Net Income (Loss) Attributable to Stockholders by the weighted-average number of common stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur from share equivalent activity.
OP units held by limited partners other than us are considered to be participating securities because they contain non-forfeitable rights to dividends or dividend equivalents, and have the potential to be exchanged for an equal number of shares of our common stock in accordance with the terms of the Fourth Amended and Restated Agreement of Limited Partnership of Phillips Edison Grocery Center Operating Partnership I, L.P.
The impact of these outstanding OP units on basic and diluted EPS has been calculated using the two-class method whereby earnings are allocated to the OP units based on dividends declared and the OP units’ participation rights in undistributed earnings. The effects of the two-class method on basic and diluted EPS were immaterial to the consolidated financial statements for the years ended December 31, 2020, 2019, and 2018.
The following table provides a reconciliation of the numerator and denominator of the earnings per share calculations for the years ended December 31, 2020, 2019, and 2018 (in thousands, except per share amounts):

	2020	2019	2018
Numerator:
Net income (loss) attributable to stockholders - basic	$4,772	$(63,532)	$39,138
Net income (loss) attributable to convertible OP units(1)	690	(9,583)	8,136
Net income (loss) - diluted	$5,462	$(73,115)	$47,274
Denominator:
Weighted-average shares - basic	96,760	94,636	65,534
OP units(1)	14,255	14,403	14,818
Dilutive restricted stock awards	141	—	104
Adjusted weighted-average shares - diluted	111,156	109,039	80,456
Earnings per common share:
Basic income (loss) per share	$0.05	$(0.67)	$0.60
Diluted income (loss) per share	$0.05	$(0.67)	$0.59
(1)OP units include units that are convertible into common stock or cash, at the Operating Partnership’s option. The Operating Partnership income or loss attributable to these OP units, which is included as a component of Net Income (Loss) Attributable to Noncontrolling Interests on the consolidated statements of operations, has been added back in the numerator as these OP units were included in the denominator for all years presented.
Approximately 0.3 million time-based and 0.8 million performance-based unvested stock units were outstanding as of December 31, 2019. These securities were anti-dilutive for the year ended December 31, 2019, and as a result, their impact was excluded from the weighted-average common shares used to calculate diluted EPS for that period. Outstanding restricted stock awards were dilutive for the years ended December 31, 2020 and 2018, and thus are included in the calculation above.

16. REVENUE RECOGNITION AND RELATED PARTY TRANSACTIONS
Revenue—We have entered into agreements with the Managed Funds related to certain advisory, management, and administrative services we provide to their real estate assets in exchange for fees and reimbursement of certain expenses. Summarized below are amounts included in Fee and Management Income. The revenue includes the fees and reimbursements earned by us from the Managed Funds during the years ended December 31, 2020, 2019, and 2018, and also includes other revenues that are not in the scope of ASC 606, but are included in this table for the purpose of disclosing all related party revenues (in thousands):

	2020	2019	2018
Recurring fees(1)	$4,801	$6,362	$21,036
Transactional revenue and reimbursements(2)	2,633	3,329	9,817
Insurance premiums(3)	2,386	1,989	2,073
Total fees and management income	$9,820	$11,680	$32,926
(1)Recurring fees include asset management fees and property management fees.
(2)Transaction revenue includes items such as leasing commissions, construction management fees, and acquisition fees.
(3)Insurance premium income includes amounts for reinsurance from third parties not affiliated with us.
During the year ended December 31, 2019, we recognized a net charge of $1.9 million in Other Income (Expense), Net on our consolidated statement of operations. The charge was related to a reduction in our related party accounts receivable and organization and offering costs payable for amounts incurred in connection with the REIT III public offering. Remaining accounts receivable and organization and offering costs payable that were outstanding as of September 30, 2019 related to REIT III were settled when we merged with REIT III in October 2019.
Other Related Party Matters—We are the limited guarantor for up to $190 million, capped at $50 million in most instances, of debt for our NRP joint venture. As of December 31, 2020, we were also the limited guarantor of a $175 million mortgage loan for GRP I. Our guaranty in both cases is limited to being the non-recourse carveout guarantor and the environmental indemnitor. We are also party to a separate agreement with Northwestern Mutual in which any potential liability under our guaranty for GRP I will be apportioned between us and Northwestern Mutual based on our respective ownership percentages in GRP I. We have no liability recorded on our consolidated balance sheets for either guaranty as of December 31, 2020 and 2019.
PECO Air L.L.C. (“PECO Air”), an entity in which Mr. Edison, our Chairman and Chief Executive Officer, owns a 50% interest, owns an airplane that we use for business purposes in the course of our operations. We paid approximately $1.0 million to PECO Air for use of its airplane, and per the terms of our contractual agreements, for the years ended December 31, 2020 and 2019, and $0.8 million for the year ended December 31, 2018.

17. FAIR VALUE MEASUREMENTS
The following describes the methods we use to estimate the fair value of our financial and nonfinancial assets and liabilities:
Cash and Cash Equivalents, Restricted Cash, Accounts Receivable, and Accounts Payable—We consider the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.
Real Estate Investments—The purchase prices of the investment properties, including related lease intangible assets and liabilities, were allocated at estimated fair value based on Level 3 inputs, such as discount rates, capitalization rates, comparable sales, replacement costs, income and expense growth rates, and current market rents and allowances as determined by management.
Debt Obligations—We estimate the fair value of our debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by our lenders using Level 3 inputs. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assuming the debt is outstanding through maturity and considering the debt’s collateral (if applicable). We have utilized market information, as available, or present value techniques to estimate the amounts required to be disclosed.
The following is a summary of borrowings as of December 31, 2020 and 2019 (in thousands):

	2020		2019
	Recorded Principal Balance(1)	Fair Value	Recorded Principal Balance(1)	Fair Value
Term loans	1,610,204	1,621,902	1,636,470	1,656,765
Secured portfolio loan facilities	391,131	404,715	390,780	399,054
Mortgages(2)	291,270	303,647	326,849	337,614
Total	$2,292,605	$2,330,264	$2,354,099	$2,393,433
(1)Recorded principal balances include net deferred financing expenses of $13.5 million and $17.2 million as of December 31, 2020 and 2019, respectively. Recorded principal balances also include assumed market debt adjustments of $1.5 million and $1.2 million as of December 31, 2020 and 2019, respectively. We have recorded deferred financing expenses related to our revolving credit facility, which are not included in these balances, in Other Assets, Net on our consolidated balance sheets.
(2)Our finance lease liability is included in the mortgages line item, as presented.

Recurring and Nonrecurring Fair Value Measurements—Our earn-out liability and interest rate swaps are measured and recognized at fair value on a recurring basis, while certain real estate assets and liabilities are measured and recognized at fair value as needed. Fair value measurements that occurred as of and during the years ended December 31, 2020 and 2019 were as follows (in thousands):

	2020			2019
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Recurring
Derivative assets(1)	$—	$—	$—	$—	$2,728	$—
Derivative liability(1)	—	(54,759)	—	—	(20,974)	—
Earn-out liability	—	—	(22,000)	—	—	(32,000)
Nonrecurring
Impaired real estate assets, net(2)	—	19,350	—	—	280,593	—
Impaired corporate intangible asset, net(3)	—	—	—	—	—	4,401
Impaired corporate ROU asset, net	—	537	—	—	—	—
(1)We record derivative assets in Other Assets, Net and derivative liabilities in Derivative Liability on our consolidated balance sheets.
(2)The carrying value of impaired real estate assets may have subsequently increased or decreased after the measurement date due to capital improvements, depreciation, or sale.
(3)The carrying value of our impaired in-place management contracts subsequently decreased after the measurement date, attributable to regular amortization as well as derecognition as part of the merger with REIT III.
Derivative Instruments—As of December 31, 2020 and 2019, we had interest rate swaps that fixed LIBOR on portions of our unsecured term loan facilities.
All interest rate swap agreements are measured at fair value on a recurring basis. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.
To comply with the provisions of ASC Topic 820, Fair Value Measurement, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.
Although we determined that the significant inputs used to value our derivatives fell within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our counterparties and our own credit risk utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counterparties. However, as of December 31, 2020 and 2019, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.
Earn-out—As part of our acquisition of PELP in 2017, an earn-out structure was established which gave PELP the opportunity to earn additional OP units based upon the potential achievement of certain performance targets subsequent to the acquisition. After the expiration of certain provisions in 2019, PELP is now eligible to earn between 1.0 million and 1.7 million OP units based on the timing and valuation of a liquidity event for PECO. The liquidity event can occur no later than December 31, 2021 for the maximum shares to be awarded, but can occur as late as December 31, 2023.
We estimate the fair value of this liability on a quarterly basis using the Monte Carlo method. This method requires us to make assumptions about future dividend yields, volatility, and timing and pricing of liquidity events, which are unobservable and are considered Level 3 inputs in the fair value hierarchy. A change in these inputs to a different amount might result in a significantly higher or lower fair value measurement at the reporting date. In calculating the fair value of this liability as of December 31, 2020, we have determined that the most likely range of potential outcomes includes a possibility of no additional OP units issued as well as up to a maximum of 1.7 million units being issued.
We recognized income of $10.0 million and $7.5 million related to changes in the fair value of the earn-out liability for the years ended December 31, 2020 and 2019, respectively. These changes in fair value have been and will continue to be recognized in Other Income (Expense), Net in the consolidated statements of operations.
Real Estate Asset Impairment—Our real estate assets are measured and recognized at fair value on a nonrecurring basis dependent upon when we determine an impairment has occurred. During the years ended December 31, 2020, 2019, and 2018, we impaired assets that were under contract or actively marketed for sale at a disposition price that was less than carrying value, or that had other operational impairment indicators. The valuation technique used for the fair value of all impaired real estate assets was the expected net sales proceeds, which we consider to be a Level 2 input in the fair value hierarchy.

We recorded the following expense upon impairment of real estate assets for the years ended December 31, 2020, 2019, and 2018 (in thousands):

	2020	2019	2018
Impairment of real estate assets	$2,423	$87,393	$40,782
Corporate Intangible Asset Impairment—In connection with our acquisition of PELP, we acquired a corporate intangible asset consisting of in-place management contracts. We evaluate our corporate intangible asset for impairment when a triggering event occurs, or circumstances change, that indicate the carrying value may not be recoverable.
In June 2019, the suspension of the REIT III public offering constituted a triggering event for further review of the corporate intangible asset’s fair value compared to its carrying value. We estimated the fair value of the corporate intangible asset using a discounted cash flow model which leveraged certain Level 3 inputs. The evaluation of corporate intangible assets for potential impairment required management to exercise significant judgment and to make certain assumptions. The assumptions utilized in the evaluation included projected future cash flows and a discount rate of 19%. Based on this analysis, we concluded the carrying value exceeded the estimated fair value of the corporate intangible asset, and an impairment charge of $7.8 million was recorded in Other Income (Expense), Net on the consolidated statements of operations in the second quarter of 2019.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)
The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2020 and 2019. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the selected quarterly information (in thousands, except per share amounts):

	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$131,523	$119,040	$126,695	$120,759
Net income (loss) attributable to stockholders	9,769	(5,588)	11,784	(11,193)
Net income (loss) per share - basic and diluted	$0.10	$(0.06)	$0.12	$(0.12)

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$132,769	$132,581	$136,009	$135,347
Net (loss) income attributable to stockholders	(5,195)	(36,570)	(25,877)	4,110
Net (loss) income per share - basic and diluted	$(0.06)	$(0.39)	$(0.27)	$0.06
Our decrease in revenue beginning in the second quarter of 2020 is mainly attributed to the effects of the COVID-19 pandemic.

19. SUBSEQUENT EVENTS
We have evaluated for disclosure all subsequent events through March 12, 2021, the date the financial statements were originally issued and filed with the SEC.
Distributions—Distributions paid to stockholders and OP unit holders of record subsequent to December 31, 2020 were as follows (in thousands):

Month	Date of Record	Monthly Distribution Rate	Date Distribution Paid	Gross Amount of Distribution Paid	Distribution Reinvested Through the DRIP	Net Cash Distribution
December	12/28/2020	$0.08499999	1/12/2021	$9,001	$2,461	$6,540
January	1/15/2021	$0.08499999	2/1/2021	9,042	2,455	6,587
February	2/15/2021	$0.08499999	3/1/2021	9,051	2,453	6,598
On March 10, 2021, our Board authorized distributions for March 2021 to the stockholders of record at the close of business on March 19, 2021 equal to a monthly amount of $0.08499999 per share of common stock. OP unit holders will receive distributions at the same rate as common stockholders. We pay distributions to stockholders and OP unit holders based on monthly record dates, and we expect to pay the March 2021 distributions on April 1, 2021.

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
December 31, 2020
(in thousands)
			Initial Cost		Costs Capitalized Subsequent to Acquisition(2)	Gross Amount Carried at End of Period(3)
Property Name	City, State	Encumbrances(1)	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Lakeside Plaza	Salem, VA	$—	$3,344	$5,247	$732	$3,491	$5,832	$9,323	$2,754	1988	11/23/2011
Snow View Plaza	Parma, OH	—	4,104	6,432	1,171	4,326	7,381	11,707	3,767	1981	11/23/2011
St. Charles Plaza	Davenport, FL	—	4,090	4,399	571	4,228	4,832	9,060	2,828	2007	11/23/2011
Burwood Village Center	Glen Burnie, MD	—	5,448	10,167	553	5,737	10,431	16,169	4,956	1971	11/23/2011
Centerpoint	Easley, SC	—	2,404	4,361	1,426	2,986	5,205	8,191	2,422	2002	11/23/2011
Southampton Village	Tyrone, GA	—	2,670	5,176	965	2,901	5,910	8,811	2,669	2003	11/23/2011
Cureton Town Center	Waxhaw, NC	—	6,569	6,197	2,632	5,926	9,472	15,398	4,188	2006	12/29/2011
Tramway Crossing	Sanford, NC	—	2,016	3,071	886	2,492	3,481	5,973	1,944	1996	2/23/2012
Westin Centre	Fayetteville, NC	—	2,190	3,499	741	2,449	3,981	6,430	2,029	1996/1999	2/23/2012
Village At Glynn Place	Brunswick, GA	—	5,202	6,095	625	5,309	6,612	11,922	3,805	1992	4/27/2012
Meadowthorpe Manor Shoppes	Lexington, KY	—	4,093	4,185	613	4,562	4,330	8,892	2,252	1989/2008	5/9/2012
Brentwood Commons	Bensenville, IL	—	6,105	8,024	2,366	6,306	10,190	16,496	3,991	1981/2001	7/5/2012
Sidney Towne Center	Sidney, OH	—	1,429	3,802	1,353	2,016	4,568	6,584	2,599	1981/2007	8/2/2012
Broadway Plaza	Tucson, AZ	5,614	4,979	7,169	1,951	5,808	8,290	14,099	3,770	1982/1995	8/13/2012
Baker Hill	Glen Ellyn, IL	—	7,068	13,738	10,013	7,664	23,154	30,818	7,287	1998	9/6/2012
New Prague Commons	New Prague, MN	—	3,248	6,604	1,908	3,395	8,366	11,761	3,447	2008	10/12/2012
Brook Park Plaza	Brook Park, OH	—	2,545	7,594	773	2,813	8,099	10,912	3,377	2001	10/23/2012
Heron Creek Towne Center	North Port, FL	—	4,062	4,082	447	4,163	4,429	8,591	2,181	2001	12/17/2012
Quartz Hill Towne Centre	Lancaster, CA	11,740	6,352	13,529	929	6,663	14,147	20,810	5,091	1991/2012	12/27/2012
Village One Plaza	Modesto, CA	17,700	5,166	18,752	633	5,255	19,296	24,551	6,308	2007	12/28/2012
Hilfiker Shopping Center	Salem, OR	—	2,455	4,750	89	2,523	4,771	7,294	1,753	1984/2011	12/28/2012
Butler Creek	Acworth, GA	—	3,925	6,129	2,931	4,287	8,698	12,985	2,928	1989	1/15/2013
Fairview Oaks	Ellenwood, GA	6,430	3,563	5,266	857	3,925	5,761	9,686	2,277	1996	1/15/2013
Grassland Crossing	Alpharetta, GA	—	3,680	5,791	1,033	3,936	6,568	10,504	2,790	1996	1/15/2013
Hamilton Ridge	Buford, GA	—	4,772	7,168	823	5,035	7,728	12,763	3,384	2002	1/15/2013
Mableton Crossing	Mableton, GA	—	4,426	6,413	1,458	4,930	7,367	12,297	3,076	1997	1/15/2013
Shops at Westridge	McDonough, GA	—	2,788	3,901	2,038	2,835	5,892	8,727	2,104	2006	1/15/2013
Fairlawn Town Centre	Fairlawn, OH	20,000	10,398	29,005	3,638	11,611	31,430	43,041	12,819	1962/1996	1/30/2013
Macland Pointe	Marietta, GA	—	3,493	5,364	1,097	3,878	6,075	9,953	2,649	1992	2/13/2013
Kleinwood Center	Spring, TX	—	11,478	18,954	1,267	11,850	19,848	31,699	7,809	2003	3/21/2013
Murray Landing	Columbia, SC	6,750	3,221	6,856	1,640	3,597	8,120	11,717	2,968	2003	3/21/2013
Vineyard Shopping Center	Tallahassee, FL	—	2,761	4,221	561	3,028	4,515	7,543	1,886	2002	3/21/2013
Lutz Lake Crossing	Lutz, FL	—	2,636	6,600	819	2,914	7,142	10,055	2,404	2002	4/4/2013
Publix at Seven Hills	Spring Hill, FL	—	2,171	5,642	1,055	2,493	6,375	8,868	2,197	1991/2006	4/4/2013
Hartville Centre	Hartville, OH	—	2,069	3,691	1,785	2,391	5,155	7,546	2,048	1988/2008	4/23/2013

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
December 31, 2020
(in thousands)
			Initial Cost		Costs Capitalized Subsequent to Acquisition(2)	Gross Amount Carried at End of Period(3)
Property Name	City, State	Encumbrances(1)	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Sunset Shopping Center	Corvallis, OR	15,410	7,933	14,939	839	8,019	15,692	23,711	5,539	1998	5/31/2013
Savage Town Square	Savage, MN	9,000	4,106	9,409	300	4,357	9,458	13,815	3,562	2003	6/19/2013
Glenwood Crossings	Kenosha, WI	—	1,872	9,914	1,051	2,336	10,500	12,837	3,292	1992	6/27/2013
Shiloh Square Shopping Center	Kennesaw, GA	—	4,685	8,729	1,978	4,834	10,558	15,392	3,419	1996/2003	6/27/2013
Pavilions at San Mateo	Albuquerque, NM	—	6,470	18,726	1,701	6,746	20,152	26,897	6,597	1997	6/27/2013
Boronda Plaza	Salinas, CA	14,750	9,027	11,870	623	9,231	12,290	21,521	4,174	2003/2006	7/3/2013
Westwoods Shopping Center	Arvada, CO	—	3,706	11,115	694	4,186	11,328	15,514	3,914	2003	8/8/2013
Paradise Crossing	Lithia Springs, GA	—	2,204	6,064	868	2,490	6,647	9,136	2,253	2000	8/13/2013
Contra Loma Plaza	Antioch, CA	—	3,243	3,926	1,779	3,845	5,103	8,948	1,633	1989	8/19/2013
South Oaks Plaza	St. Louis, MO	—	1,938	6,634	464	2,112	6,924	9,036	2,294	1969/1987	8/21/2013
Yorktown Centre	Millcreek Township, PA	—	3,736	15,396	2,173	4,098	17,207	21,305	6,652	1989/2013	8/30/2013
Dyer Town Center	Dyer, IN	9,023	6,017	10,214	586	6,283	10,534	16,817	3,759	2004/2005	9/4/2013
East Burnside Plaza	Portland, OR	—	2,484	5,422	137	2,560	5,484	8,044	1,499	1955/1999	9/12/2013
Red Maple Village	Tracy, CA	20,584	9,250	19,466	439	9,408	19,747	29,155	5,542	2009	9/18/2013
Crystal Beach Plaza	Palm Harbor, FL	6,360	2,334	7,918	661	2,416	8,498	10,914	2,751	2010	9/25/2013
CitiCentre Plaza	Carroll, IA	—	770	2,530	364	1,031	2,633	3,664	954	1991/1995	10/2/2013
Duck Creek Plaza	Bettendorf, IA	—	4,612	13,007	1,683	5,208	14,094	19,302	4,477	2005/2006	10/8/2013
Cahill Plaza	Inver Grove Heights, MN	—	2,587	5,114	683	2,950	5,433	8,383	1,909	1995	10/9/2013
College Plaza	Normal, IL	—	4,460	17,772	3,325	5,107	20,450	25,557	4,820	1983/1999	10/22/2013
Courthouse Marketplace	Virginia Beach, VA	11,650	6,130	8,061	1,147	6,386	8,952	15,338	2,983	2005	10/25/2013
Hastings Marketplace	Hastings, MN	—	3,980	10,045	777	4,397	10,404	14,801	3,526	2002	11/6/2013
Coquina Plaza	Southwest Ranches, FL	6,192	9,458	11,770	1,117	9,686	12,658	22,345	3,780	1998	11/7/2013
Shoppes of Paradise Lakes	Miami, FL	5,057	5,811	6,020	968	6,072	6,726	12,799	2,283	1999	11/7/2013
Collington Plaza	Bowie, MD	—	12,207	15,142	905	12,394	15,860	28,254	4,876	1996	11/21/2013
Golden Town Center	Golden, CO	14,711	7,065	10,166	1,674	7,460	11,446	18,905	3,914	1993/2003	11/22/2013
Northstar Marketplace	Ramsey, MN	—	2,810	9,204	1,090	2,923	10,182	13,105	3,318	2004	11/27/2013
Bear Creek Plaza	Petoskey, MI	—	5,677	17,611	1,614	5,782	19,120	24,902	6,231	1998/2009	12/18/2013
East Side Square	Springfield, OH	—	394	963	120	412	1,065	1,477	372	2007	12/18/2013
Flag City Station	Findlay, OH	—	4,685	9,630	3,124	4,851	12,588	17,440	3,539	1992	12/18/2013
Hoke Crossing	Clayton, OH	—	481	1,060	398	509	1,430	1,939	$458	2006	12/18/2013
Southern Hills Crossing	Kettering, OH	—	778	1,481	125	807	1,577	2,384	623	2002	12/18/2013

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
December 31, 2020
(in thousands)
			Initial Cost		Costs Capitalized Subsequent to Acquisition(2)	Gross Amount Carried at End of Period(3)
Property Name	City, State	Encumbrances(1)	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Town & Country Shopping Center	Noblesville, IN	13,480	7,361	16,269	458	7,454	16,634	24,088	5,707	1998	12/18/2013
Sulphur Grove	Huber Heights, OH	—	553	2,142	498	611	2,581	3,192	682	2004	12/18/2013
Southgate Shopping Center	Des Moines, IA	—	2,434	8,358	892	2,835	8,849	11,684	3,107	1972/2013	12/20/2013
Sterling Pointe Center	Lincoln, CA	24,073	7,039	20,822	1,573	7,617	21,816	29,433	6,056	2004	12/20/2013
Arcadia Plaza	Phoenix, AZ	—	5,774	6,904	2,784	5,946	9,516	15,462	2,821	1980	12/30/2013
Stop & Shop Plaza	Enfield, CT	—	8,892	15,028	1,157	9,270	15,807	25,077	5,119	1988/1998	12/30/2013
Fairacres Shopping Center	Oshkosh, WI	—	3,543	5,189	786	3,875	5,643	9,518	2,163	1992/2013	1/21/2014
Savoy Plaza	Savoy, IL	—	4,304	10,895	857	4,770	11,285	16,056	4,123	1999/2007	1/31/2014
The Shops of Uptown	Park Ridge, IL	—	7,744	16,884	1,349	7,934	18,043	25,977	4,830	2006	2/25/2014
Chapel Hill North Center	Chapel Hill, NC	6,538	4,776	10,189	1,338	4,988	11,315	16,303	3,820	1998	2/28/2014
Coppell Market Center	Coppell, TX	11,594	4,870	12,236	246	5,024	12,328	17,352	3,647	2008	3/5/2014
Winchester Gateway	Winchester, VA	—	9,342	23,468	2,088	9,585	25,313	34,898	7,399	2006	3/5/2014
Stonewall Plaza	Winchester, VA	—	7,929	16,642	962	7,990	17,544	25,534	5,250	2007	3/5/2014
Town Fair Center	Louisville, KY	—	8,108	14,411	5,435	8,731	19,223	27,954	5,791	1988/1994	3/12/2014
Villages at Eagles Landing	Stockbridge, GA	1,173	2,824	5,515	1,114	3,365	6,089	9,453	2,286	1995	3/13/2014
Champions Gate Village	Davenport, FL	—	1,814	6,060	266	1,916	6,224	8,140	2,147	2001	3/14/2014
Towne Centre at Wesley Chapel	Wesley Chapel, FL	—	2,466	5,553	566	2,703	5,882	8,585	1,874	2000	3/14/2014
Statler Square	Staunton, VA	7,096	4,108	9,072	901	4,555	9,525	14,081	3,298	1989	3/21/2014
Burbank Plaza	Burbank, IL	—	2,972	4,546	3,925	3,580	7,863	11,443	2,352	1972/1995	3/25/2014
Hamilton Village	Chattanooga, TN	—	12,682	19,103	2,305	12,635	21,455	34,090	7,417	1989	4/3/2014
Waynesboro Plaza	Waynesboro, VA	—	5,597	8,334	145	5,670	8,406	14,076	2,903	2005	4/30/2014
Southwest Marketplace	Las Vegas, NV	—	16,019	11,270	2,920	16,102	14,108	30,209	4,600	2008	5/5/2014
Hampton Village	Taylors, SC	—	5,456	7,254	3,926	5,949	10,688	16,636	3,539	1959/1998	5/21/2014
Central Station	Louisville, KY	12,095	6,143	6,932	2,394	6,454	9,014	15,469	2,881	2005/2007	5/23/2014
Kirkwood Market Place	Houston, TX	—	5,786	9,697	997	5,958	10,522	16,480	3,070	1979/2008	5/23/2014
Fairview Plaza	New Cumberland, PA	—	2,786	8,500	306	2,955	8,638	11,593	2,346	1992/1999	5/27/2014
Broadway Promenade	Sarasota, FL	—	3,831	6,795	339	3,911	7,054	10,965	1,972	2007	5/28/2014
Townfair Center	Indiana, PA	—	7,007	13,233	1,246	7,206	14,281	21,487	4,777	1995/2010	5/29/2014
St. Johns Commons	Jacksonville, FL	—	1,599	10,387	643	1,773	10,856	12,629	3,026	2003	5/30/2014
Heath Brook Commons	Ocala, FL	6,930	3,470	8,352	772	3,690	8,905	12,595	2,625	2002	5/30/2014
Park View Square	Miramar, FL	—	5,700	9,304	550	5,819	9,735	15,554	2,876	2003	5/30/2014
The Orchards	Yakima, WA	—	5,425	8,743	511	5,739	8,940	14,679	2,788	2002	6/3/2014

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
December 31, 2020
(in thousands)
			Initial Cost		Costs Capitalized Subsequent to Acquisition(2)	Gross Amount Carried at End of Period(3)
Property Name	City, State	Encumbrances(1)	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Shaw's Plaza Hanover	Hanover, MA	—	2,826	5,314	10	2,826	5,324	8,150	1,588	1994/2000	6/23/2014
Shaw's Plaza Easton	Easton, MA	—	5,520	7,173	621	5,877	7,438	13,315	2,511	1984/2004	6/23/2014
Lynnwood Place	Jackson, TN	—	3,341	4,826	815	3,620	5,362	8,982	1,881	1986/2013	7/28/2014
Thompson Valley Towne Center	Loveland, CO	—	5,758	17,387	1,499	6,153	18,492	24,645	5,240	1999	8/1/2014
Lumina Commons	Wilmington, NC	7,165	2,008	11,249	1,171	2,093	12,335	14,428	3,036	1974/2007	8/4/2014
Driftwood Village	Ontario, CA	—	6,811	12,993	1,590	7,451	13,942	21,394	3,859	1985	8/7/2014
French Golden Gate	Bartow, FL	—	2,599	12,877	1,803	2,856	14,422	17,279	3,771	1960/2011	8/28/2014
Orchard Square	Washington Township, MI	5,903	1,361	11,550	549	1,609	11,851	13,460	3,306	1999	9/8/2014
Trader Joe's Center	Dublin, OH	6,745	2,338	7,922	1,806	2,757	9,309	12,066	2,713	1986	9/11/2014
Palmetto Pavilion	North Charleston, SC	—	2,509	8,526	950	3,208	8,777	11,985	2,353	2003	9/11/2014
Five Town Plaza	Springfield, MA	—	8,912	19,635	6,344	10,029	24,862	34,891	8,480	1970/2013	9/24/2014
Fairfield Crossing	Beavercreek, OH	—	3,572	10,026	113	3,612	10,099	13,711	2,909	1994	10/24/2014
Beavercreek Towne Center	Beavercreek, OH	—	14,055	30,799	2,939	14,911	32,883	47,794	9,886	1994	10/24/2014
Grayson Village	Loganville, GA	—	3,952	5,620	2,052	4,114	7,510	11,624	2,725	2002	10/24/2014
The Fresh Market Commons	Pawleys Island, SC	—	2,442	4,941	128	2,457	5,054	7,511	1,518	2011	10/28/2014
Claremont Village	Everett, WA	—	5,635	10,544	1,094	5,854	11,420	17,273	3,189	1994/2012	11/6/2014
Cherry Hill Marketplace	Westland, MI	—	4,641	10,137	2,740	5,140	12,378	17,518	4,035	1992/2000	12/17/2014
Nor'Wood Shopping Center	Colorado Springs, CO	—	5,358	6,684	556	5,446	7,152	12,598	2,561	2003	1/8/2015
Sunburst Plaza	Glendale, AZ	—	3,435	6,041	1,176	3,583	7,069	10,652	2,537	1970	2/11/2015
Rivermont Station	Johns Creek, GA	—	6,876	8,916	1,888	7,169	10,511	17,680	4,225	1996/2003	2/27/2015
Breakfast Point Marketplace	Panama City Beach, FL	—	5,578	12,052	791	6,010	12,411	18,421	3,497	2009/2010	3/13/2015
Falcon Valley	Lenexa, KS	—	3,131	6,873	278	3,375	6,908	10,283	2,150	2008/2009	3/13/2015
Kohl's Onalaska	Onalaska, WI	—	2,670	5,648	—	2,670	5,648	8,317	1,931	1992/1993	3/13/2015
Coronado Center	Santa Fe, NM	11,560	4,396	16,460	3,765	4,687	19,934	24,621	4,471	1964	5/1/2015
West Creek Plaza	Coconut Creek, FL	5,529	3,459	6,131	286	3,513	6,362	9,876	1,605	2006/2013	7/10/2015
Northwoods Crossing	Taunton, MA	—	10,092	14,437	325	10,278	14,576	24,854	5,306	2003/2010	5/24/2016
Murphy Marketplace	Murphy, TX	—	28,652	33,122	1,451	28,988	34,237	63,225	7,281	2008/2015	6/24/2016
Harbour Village	Jacksonville, FL	—	5,630	16,727	1,319	6,032	17,644	23,676	3,602	2006	9/22/2016
Oak Mill Plaza	Niles, IL	1,059	6,843	13,692	1,192	7,403	14,324	21,726	4,227	1977	10/3/2016
Southern Palms	Tempe, AZ	23,207	10,025	24,346	2,078	10,494	25,956	36,450	6,380	1982	10/26/2016
Golden Eagle Village	Clermont, FL	7,094	3,746	7,735	329	3,822	7,988	11,810	1,744	2011	10/27/2016
Atwater Marketplace	Atwater, CA	—	6,116	7,597	526	6,299	7,941	14,240	1,939	2008	2/10/2017

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
December 31, 2020
(in thousands)
			Initial Cost		Costs Capitalized Subsequent to Acquisition(2)	Gross Amount Carried at End of Period(3)
Property Name	City, State	Encumbrances(1)	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Rocky Ridge Town Center	Roseville, CA	20,679	5,449	29,207	677	5,618	29,714	35,333	4,373	1996	4/18/2017
Greentree Centre	Racine, WI	—	2,955	8,718	1,062	3,444	9,291	12,735	1,680	1989/1994	5/5/2017
Sierra Del Oro Towne Centre	Corona, CA	6,849	9,011	17,989	1,382	9,250	19,132	28,382	3,241	1991	6/20/2017
Ashland Junction	Ashland, VA	—	4,987	6,050	(2,982)	3,741	4,313	8,055	3	1989	10/4/2017
Barclay Place Shopping Center	Lakeland, FL	—	1,984	7,174	(2,272)	1,522	5,364	6,886	416	1989	10/4/2017
Barnwell Plaza	Barnwell, SC	—	1,190	1,883	18	1,198	1,893	3,091	862	1985	10/4/2017
Birdneck Shopping Center	Virginia Beach, VA	—	1,900	3,253	602	2,057	3,698	5,755	889	1987	10/4/2017
Crossroads Plaza	Asheboro, NC	—	1,722	2,720	658	2,101	2,999	5,100	865	1984	10/4/2017
Dunlop Village	Colonial Heights, VA	—	2,420	4,892	829	2,593	5,549	8,141	1,089	1987	10/4/2017
Edgecombe Square	Tarboro, NC	—	1,412	2,258	434	1,485	2,620	4,104	1,122	1990	10/4/2017
Emporia West Plaza	Emporia, KS	—	872	3,409	(415)	762	3,104	3,865	294	1980/2000	10/4/2017
Forest Park Square	Cincinnati, OH	—	4,007	5,877	736	4,278	6,343	10,621	1,614	1988	10/4/2017
Goshen Station	Goshen, OH	3,605	1,555	4,621	130	1,649	4,657	6,306	1,280	1973/2003	10/4/2017
The Village Shopping Center	Mooresville, IN	—	2,363	8,325	140	2,098	8,731	10,829	1,262	1965/1997	10/4/2017
Heritage Oaks	Gridley, CA	4,839	2,390	7,404	837	2,410	8,221	10,631	1,903	1979	10/4/2017
Hickory Plaza	Nashville, TN	4,780	2,927	5,099	1,940	2,961	7,005	9,966	1,110	1974/1986	10/4/2017
Highland Fair	Gresham, OR	6,833	3,263	7,979	466	3,350	8,358	11,709	1,334	1984/1999	10/4/2017
High Point Village	Bellefontaine, OH	—	3,386	7,485	(2,392)	2,507	5,972	8,479	636	1988	10/4/2017
Mayfair Village	Hurst, TX	16,398	15,343	16,522	1,865	15,527	18,202	33,729	3,314	1981/2004	10/4/2017
LaPlata Plaza	La Plata, MD	17,860	8,434	22,855	1,954	8,657	24,586	33,243	3,494	2003	10/4/2017
Lafayette Square	Lafayette, IN	7,182	5,387	5,636	43	5,373	5,692	11,065	3,062	1963/2001	10/4/2017
Landen Square	Maineville, OH	—	2,081	3,467	984	2,314	4,218	6,532	1,184	1981/2003	10/4/2017
Melbourne Village Plaza	Melbourne, FL	—	5,418	7,280	(1,343)	4,865	6,490	11,355	824	1987	10/4/2017
Commerce Square	Brownwood, TX	—	6,027	8,341	622	6,287	8,703	14,990	2,141	1969/2007	10/4/2017
Upper Deerfield Plaza	Bridgeton, NJ	—	5,073	5,882	(1,965)	3,956	5,034	8,990	834	1977/1994	10/4/2017
Monfort Heights	Cincinnati, OH	4,216	2,357	3,545	9	2,357	3,554	5,911	771	1987	10/4/2017
Mountain Park Plaza	Roswell, GA	6,341	6,118	6,652	339	6,152	6,957	13,109	1,227	1988/2003	10/4/2017
Nordan Shopping Center	Danville, VA	—	1,911	6,751	655	2,018	7,299	9,316	1,600	1961/2002	10/4/2017
Northside Plaza	Clinton, NC	—	1,406	5,471	291	1,416	5,751	7,168	1,218	1982	10/4/2017
Park Place Plaza	Port Orange, FL	—	2,347	8,458	(2,398)	1,838	6,570	8,407	465	1984	10/4/2017
Parkway Station	Warner Robins, GA	—	3,416	5,309	(1,395)	2,608	4,722	7,330	596	1982	10/4/2017
Parsons Village	Seffner, FL	4,744	3,465	10,864	(4,186)	2,430	7,713	10,143	716	1983/1994	10/4/2017
Portland Village	Portland, TN	—	1,408	5,235	1,134	1,474	6,303	7,777	1,150	1984	10/4/2017

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
December 31, 2020
(in thousands)
			Initial Cost		Costs Capitalized Subsequent to Acquisition(2)	Gross Amount Carried at End of Period(3)
Property Name	City, State	Encumbrances(1)	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Quail Valley Shopping Center	Missouri City, TX	—	2,452	11,501	(4,209)	1,595	8,148	9,743	550	1983	10/4/2017
Hillside - West	Hillside, UT	—	691	1,739	3,870	4,561	1,739	6,300	389	2006	10/4/2017
Rolling Hills Shopping Center	Tucson, AZ	8,336	5,398	11,792	(2,733)	4,600	9,857	14,458	609	1980/1997	10/4/2017
South Oaks Shopping Center	Live Oak, FL	3,220	1,742	5,119	104	1,793	5,172	6,966	1,817	1976/2000	10/4/2017
East Pointe Plaza	Columbia, SC	—	7,496	11,752	(10,072)	3,681	5,495	9,176	734	1990	10/4/2017
Southgate Center	Heath, OH	—	4,246	22,752	462	4,272	23,188	27,460	4,020	1960/1997	10/4/2017
Summerville Galleria	Summerville, SC	—	4,104	8,668	618	4,449	8,941	13,390	1,723	1989/2003	10/4/2017
The Oaks	Hudson, FL	—	3,876	6,668	(1,192)	3,460	5,892	9,352	1,191	1981	10/4/2017
Riverplace Centre	Noblesville, IN	5,175	3,890	4,044	770	4,001	4,703	8,704	1,341	1992	10/4/2017
Town & Country Center	Hamilton, OH	2,065	2,268	4,372	324	2,345	4,618	6,963	1,051	1950	10/4/2017
Powell Villa	Portland, OR	—	3,364	7,318	2,768	3,396	10,054	13,450	1,689	1959/1991	10/4/2017
Towne Crossing Shopping Center	Mesquite, TX	—	5,358	15,584	1,272	5,410	16,803	22,213	2,966	1984	10/4/2017
Village at Waterford	Midlothian, VA	4,173	2,702	5,194	541	2,820	5,617	8,437	1,041	1991	10/4/2017
Buckingham Square	Richardson, TX	—	2,087	6,392	(551)	1,913	6,015	7,928	377	1978	10/4/2017
Western Square Shopping Center	Laurens, SC	—	1,013	3,333	(2,726)	308	1,312	1,620	—	1978/1991	10/4/2017
Windsor Center	Dallas, NC	—	2,488	5,186	359	2,488	5,545	8,032	1,401	1974/1996	10/4/2017
12 West Marketplace	Litchfield, MN	—	835	3,538	110	945	3,538	4,483	1,235	1989	10/4/2017
Orchard Plaza	Altoona, PA	788	2,537	5,366	(3,766)	1,321	2,816	4,136	248	1987	10/4/2017
Willowbrook Commons	Nashville, TN	—	5,384	6,002	293	5,470	6,209	11,678	1,321	2005	10/4/2017
Edgewood Towne Center	Edgewood, PA	—	10,029	22,535	4,071	10,375	26,261	36,636	5,503	1990	10/4/2017
Everson Pointe	Snellville, GA	7,734	4,222	8,421	455	4,360	8,737	13,098	1,727	1999	10/4/2017
Gleneagles Court(4)	Memphis, TN	—	3,892	8,157	(11,951)	98	—	98	—	1988	10/4/2017
Village Square of Delafield	Delafield, WI	8,257	6,206	6,869	443	6,511	7,008	13,519	1,502	2007	10/4/2017
Shoppes of Lake Village	Leesburg, FL	—	4,065	3,795	1,375	4,110	5,125	9,235	1,681	1987/1998	2/26/2018
Sierra Vista Plaza	Murrieta, CA	—	9,824	11,669	1,370	10,328	12,535	22,863	1,404	1991	9/28/2018
Wheat Ridge Marketplace	Wheat Ridge, CO	11,399	7,926	8,393	799	8,442	8,675	17,117	1,213	1996	10/3/2018
Atlantic Plaza	North Reading, MA	—	12,341	12,699	405	12,607	12,839	25,446	1,831	1959/1973	11/9/2018
Staunton Plaza	Staunton, VA	—	4,818	14,380	31	4,832	14,396	19,229	1,340	2006	11/16/2018
Bethany Village	Alpharetta, GA	—	6,138	8,355	321	6,145	8,668	14,813	992	2001	11/16/2018
Northpark Village	Lubbock, TX	—	3,087	6,047	103	3,102	6,135	9,237	683	1990	11/16/2018
Kings Crossing	Sun City Center, FL	10,467	5,654	11,225	152	5,740	11,292	17,031	1,200	2000/2018	11/16/2018
Lake Washington Crossing	Melbourne, FL	—	4,222	13,553	790	4,264	14,300	18,564	1,822	1987/2012	11/16/2018

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
December 31, 2020
(in thousands)
			Initial Cost		Costs Capitalized Subsequent to Acquisition(2)	Gross Amount Carried at End of Period(3)
Property Name	City, State	Encumbrances(1)	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Kipling Marketplace	Littleton, CO	—	4,020	10,405	215	4,056	10,584	14,640	1,289	1983/2009	11/16/2018
MetroWest Village	Orlando, FL	—	6,841	15,333	321	6,933	15,561	22,495	1,608	1990	11/16/2018
Spring Cypress Village	Houston, TX	—	9,579	14,567	465	9,724	14,888	24,612	1,574	1982/2007	11/16/2018
Commonwealth Square	Folsom, CA	5,932	9,955	12,586	423	9,973	12,991	22,964	2,000	1987	11/16/2018
Point Loomis	Milwaukee, WI	—	4,171	4,901	106	4,171	5,007	9,177	1,183	1965/1991	11/16/2018
Shasta Crossroads	Redding, CA	—	9,598	18,643	(3,907)	8,330	16,004	24,334	1,260	1989/2016	11/16/2018
Milan Plaza	Milan, MI	—	925	1,974	180	930	2,149	3,079	762	1960/1975	11/16/2018
Hilander Village	Roscoe, IL	—	2,571	7,461	537	2,638	7,931	10,568	1,377	1994	11/16/2018
Laguna 99 Plaza	Elk Grove, CA	—	5,422	16,952	136	5,429	17,080	22,509	1,640	1992	11/16/2018
Southfield Center	St. Louis, MO	—	5,612	13,643	872	5,866	14,261	20,127	1,614	1987	11/16/2018
Waterford Park Plaza	Plymouth, MN	—	4,935	19,543	150	4,971	19,657	24,628	2,062	1989	11/16/2018
Colonial Promenade	Winter Haven, FL	—	12,403	22,097	286	12,436	22,350	34,786	2,773	1986/2008	11/16/2018
Willimantic Plaza	Willimantic, CT	—	3,596	8,859	53	3,613	8,895	12,508	1,426	1968/1990	11/16/2018
Quivira Crossings	Overland Park, KS	—	7,512	10,729	775	7,679	11,336	19,016	1,514	1996	11/16/2018
Spivey Junction	Stockbridge, GA	—	4,083	10,414	64	4,091	10,470	14,561	1,156	1998	11/16/2018
Plaza Farmington	Farmington, NM	—	6,322	9,619	59	6,371	9,630	16,000	1,189	2004	11/16/2018
Harvest Plaza	Akron, OH	—	2,693	6,083	58	2,741	6,093	8,835	737	1974/2000	11/16/2018
Oakhurst Plaza	Seminole, FL	—	2,782	4,506	268	2,827	4,729	7,556	654	1974/2001	11/16/2018
Old Alabama Square	Johns Creek, GA	—	10,782	17,359	961	10,790	18,313	29,103	1,809	2000	11/16/2018
North Point Landing	Modesto, CA	20,061	8,040	28,422	426	8,152	28,735	36,887	2,616	1964/2008	11/16/2018
Glenwood Crossing	Cincinnati, OH	—	4,581	3,922	69	4,594	3,978	8,571	743	1999	11/16/2018
Rosewick Crossing	La Plata, MD	—	8,252	23,507	392	8,284	23,866	32,150	2,321	2008	11/16/2018
Vineyard Center	Templeton, CA	5,248	1,753	6,406	43	1,767	6,435	8,202	608	2007	11/16/2018
Ocean Breeze Plaza	Ocean Breeze, FL	—	6,416	9,986	532	6,452	10,482	16,934	1,177	1993/2010	11/16/2018
Central Valley Marketplace	Ceres, CA	15,526	6,163	17,535	41	6,187	17,552	23,739	1,665	2005	11/16/2018
51st & Olive Square	Glendale, AZ	—	2,236	9,038	80	2,248	9,107	11,354	996	1975/2007	11/16/2018
West Acres Shopping Center	Fresno, CA	—	4,866	5,627	307	4,980	5,820	10,800	1,022	1990	11/16/2018
Meadows on the Parkway	Boulder, CO	—	23,954	32,744	813	24,072	33,440	57,512	3,141	1989	11/16/2018
Wyandotte Plaza	Kansas City, KS	—	5,204	17,566	127	5,240	17,657	22,896	1,749	1961/2015	11/16/2018
Broadlands Marketplace	Broomfield, CO	—	7,434	9,459	183	7,538	9,538	17,076	1,140	2002	11/16/2018
Village Center	Racine, WI	—	6,051	26,473	422	6,114	26,832	32,946	2,921	2002/2003	11/16/2018
Shoregate Town Center	Willowick, OH	—	7,152	16,282	762	7,174	17,022	24,196	3,278	1958/2005	11/16/2018
Plano Market Street	Plano, TX	—	14,837	33,178	566	15,099	33,482	48,581	2,997	2009	11/16/2018

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
December 31, 2020
(in thousands)
			Initial Cost		Costs Capitalized Subsequent to Acquisition(2)	Gross Amount Carried at End of Period(3)
Property Name	City, State	Encumbrances(1)	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Island Walk Shopping Center	Fernandina Beach, FL	—	8,190	19,992	687	8,267	20,602	28,869	2,358	1987/2012	11/16/2018
Normandale Village	Bloomington, MN	11,638	8,390	11,407	898	8,668	12,028	20,695	1,947	1973	11/16/2018
North Pointe Plaza	North Charleston, SC	—	10,232	26,348	400	10,474	26,506	36,980	3,377	1989	11/16/2018
Palmer Town Center	Easton, PA	—	7,331	23,525	375	7,327	23,904	31,231	2,402	2005	11/16/2018
Alico Commons	Fort Myers, FL	—	4,670	16,557	491	4,843	16,875	21,718	1,608	2009	11/16/2018
Windover Square	Melbourne, FL	11,048	4,115	13,309	264	4,193	13,495	17,689	1,312	1984/2010	11/16/2018
Rockledge Square	Rockledge, FL	—	3,477	4,469	409	3,496	4,859	8,355	918	1985	11/16/2018
Port St. John Plaza	Port St. John, FL	—	3,305	5,636	(3,444)	1,962	3,535	5,497	289	1986	11/16/2018
Fairfield Commons	Lakewood, CO	—	8,802	29,946	1,052	8,810	30,991	39,800	2,734	1985	11/16/2018
Cocoa Commons	Cocoa, FL	—	4,838	8,247	583	4,851	8,817	13,668	1,271	1986	11/16/2018
Hamilton Mill Village	Dacula, GA	—	7,059	9,734	292	7,087	9,998	17,085	1,186	1996	11/16/2018
Sheffield Crossing	Sheffield Village, OH	—	8,841	10,232	193	9,026	10,240	19,266	1,411	1989	11/16/2018
The Shoppes at Windmill Place	Batavia, IL	—	8,186	16,005	352	8,194	16,350	24,544	1,871	1991/1997	11/16/2018
Stone Gate Plaza	Crowley, TX	7,185	5,261	7,007	209	5,269	7,207	12,477	825	2003	11/16/2018
Everybody's Plaza	Cheshire, CT	—	2,520	10,096	268	2,539	10,345	12,884	978	1960/2005	11/16/2018
Lakewood City Center	Lakewood, OH	—	1,593	10,308	29	1,599	10,332	11,931	923	1991	11/16/2018
Carriagetown Marketplace	Amesbury, MA	—	7,084	15,492	488	7,092	15,971	23,064	1,782	2000	11/16/2018
Crossroads of Shakopee	Shakopee, MN	—	8,869	20,320	327	8,933	20,582	29,515	2,517	1998	11/16/2018
Broadway Pavilion	Santa Maria, CA	—	8,512	20,427	360	8,534	20,765	29,300	2,159	1987	11/16/2018
Sanibel Beach Place	Fort Myers, FL	—	3,918	7,043	647	4,014	7,594	11,608	995	2003	11/16/2018
Shoppes at Glen Lakes	Weeki Wachee, FL	—	3,118	7,473	431	3,156	7,866	11,022	892	2008	11/16/2018
Bartow Marketplace	Cartersville, GA	19,305	11,944	24,610	288	11,968	24,874	36,841	3,706	1995	11/16/2018
Bloomingdale Hills	Riverview, FL	—	4,384	5,179	219	4,389	5,393	9,783	867	2002/2012	11/16/2018
University Plaza	Amherst, NY	—	6,402	9,800	514	6,410	10,306	16,716	2,336	1980/1999	11/16/2018
McKinney Market Street	McKinney, TX	2,236	10,941	16,061	1,467	10,969	17,500	28,469	2,034	2003	11/16/2018
Montville Commons	Montville, CT	—	12,417	11,091	489	12,443	11,554	23,997	1,745	2007	11/16/2018
Shaw's Plaza Raynham	Raynham, MA	—	7,769	26,829	914	7,789	27,724	35,512	3,027	1965/1998	11/16/2018
Suntree Square	Southlake, TX	8,994	6,335	15,642	361	6,350	15,988	22,338	1,625	2000	11/16/2018
Green Valley Plaza	Henderson, NV	—	7,284	16,879	221	7,329	17,056	24,384	1,789	1978/1982	11/16/2018
Crosscreek Village	St. Cloud, FL	—	3,821	9,604	388	3,859	9,953	13,813	1,099	2008	11/16/2018
Market Walk	Savannah, GA	—	20,679	31,836	1,626	20,750	33,391	54,141	3,406	2014/2015	11/16/2018
Livonia Plaza	Livonia, MI	—	4,118	17,037	55	4,151	17,059	21,210	1,867	1988	11/16/2018
Franklin Centre	Franklin, WI	7,255	6,353	5,482	370	6,357	5,849	12,206	1,491	1994/2009	11/16/2018

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
December 31, 2020
(in thousands)
			Initial Cost		Costs Capitalized Subsequent to Acquisition(2)	Gross Amount Carried at End of Period(3)
Property Name	City, State	Encumbrances(1)	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Plaza 23	Pompton Plains, NJ	—	11,412	40,144	868	11,664	40,760	52,424	3,721	1963/1997	11/16/2018
Shorewood Crossing	Shorewood, IL	—	9,468	20,993	2,519	9,569	23,411	32,980	2,477	2001	11/16/2018
Herndon Place	Fresno, CA	—	7,148	10,071	(853)	6,808	9,559	16,367	668	2005	11/16/2018
Windmill Marketplace	Clovis, CA	—	2,775	7,299	(485)	2,682	6,906	9,588	321	2001	11/16/2018
Riverlakes Village	Bakersfield, CA	13,219	8,567	15,242	523	8,608	15,725	24,332	1,523	1997	11/16/2018
Bells Fork	Greenville, NC	—	2,846	6,455	(875)	2,612	5,815	8,427	—	2006	11/16/2018
Evans Towne Centre	Evans, GA	—	4,018	7,013	191	4,058	7,163	11,222	923	1995	11/16/2018
Mansfield Market Center	Mansfield, TX	—	4,672	13,154	145	4,678	13,292	17,971	1,241	2015	11/16/2018
Ormond Beach Mall	Ormond Beach, FL	—	4,954	7,006	750	5,008	7,702	12,710	1,004	1967/2010	11/16/2018
Heritage Plaza	Carol Stream, IL	9,105	6,205	16,507	309	6,243	16,778	23,022	1,718	1988	11/16/2018
Mountain Crossing	Dacula, GA	3,736	6,602	6,835	147	6,650	6,934	13,585	897	1997	11/16/2018
Seville Commons	Arlington, TX	—	4,689	12,602	858	4,845	13,304	18,149	1,344	1987	11/16/2018
Loganville Town Center	Loganville, GA	—	4,922	6,625	299	5,027	6,819	11,846	939	1997	11/16/2018
Alameda Crossing	Avondale, AZ	12,894	7,785	19,875	2,148	7,834	21,974	29,807	2,245	2005	11/16/2018
Cinco Ranch at Market Center	Katy, TX	—	5,553	14,063	515	5,679	14,452	20,131	1,342	2007/2008	12/12/2018
Naperville Crossings	Naperville, IL	25,380	15,242	30,881	2,303	15,852	32,574	48,426	2,883	2007/2016	4/26/2019
Orange Grove Shopping Center	North Fort Myers, FL	—	2,637	7,340	269	2,873	7,373	10,245	489	1999	10/31/2019
Sudbury Crossing	Sudbury, MA	—	6,483	12,933	129	6,490	13,055	19,545	716	1984	10/31/2019
Ashburn Farm Market Center	Ashburn, VA	—	14,035	16,648	19	14,029	16,673	30,702	919	2000	10/31/2019
Del Paso Marketplace	Sacramento, CA	—	5,722	12,242	141	5,748	12,357	18,105	637	2006	12/12/2019
Hickory Flat Commons	Canton, GA	—	6,976	11,786	586	7,173	12,176	19,348	314	2008	8/17/2020
Roxborough Marketplace	Littleton, CO	—	4,105	12,668	190	4,105	12,858	16,963	155	2005	10/5/2020
Northlake Station LLC(5)	Cincinnati, OH	8,108	2,327	11,806	554	2,526	12,161	14,687	1,760	1985	10/6/2006
Corporate Adjustments(6)		—	6	2,734	(6,311)	(1,570)	(2,002)	(3,572)	(11)
Totals		$685,022	$1,519,458	$3,088,652	$179,231	$1,549,362	$3,237,986	$4,787,348	$695,591
(1)Encumbrances do not include our finance leases.
(2)Reductions to costs capitalized subsequent to acquisition are generally attributable to parcels/outparcels sold, impairments, and assets held-for-sale.
(3)The aggregate basis of properties for federal income tax purposes is approximately $4.8 billion at December 31, 2020.
(4)The main shopping center at this location was sold and we currently only own an outparcel.
(5)Amounts consist of corporate building and land.
(6)Amounts consist of elimination of intercompany construction management fees charged by the property manager to the real estate assets.

Reconciliation of real estate assets at cost:

	2020	2019
Balance at January 1	$4,749,324	$4,848,483
Additions during the year:
Real estate acquisitions	39,879	126,378
Net additions to/improvements of real estate	57,700	79,396
Adoption of ASC 842	—	4,707
Deductions during the year:
Real estate dispositions	(54,188)	(185,468)
Impairment of real estate	(5,367)	(118,725)
Real estate held for sale	—	(5,447)
Balance at December 31	$4,787,348	$4,749,324
Reconciliation of accumulated depreciation:

	2020	2019
Balance at January 1	$526,309	$393,970
Additions during the year:
Depreciation expense	177,860	183,535
Deductions during the year:
Accumulated depreciation of real estate dispositions	(5,568)	(17,444)
Impairment of real estate	(3,010)	(33,126)
Accumulated depreciation of real estate held for sale	—	(626)
Balance at December 31	$695,591	$526,309
* * * * *

17,000,000 Shares

PHILLIPS EDISON & COMPANY, INC.

Common Stock

Prospectus

Joint Book-Running Managers
Morgan Stanley	BofA Securities	J.P. Morgan
BMO Capital Markets	Goldman Sachs & Co. LLC	KeyBanc Capital Markets
Mizuho Securities		Wells Fargo Securities
Co-Managers
BTIG	Capital One Securities	Fifth Third Securities
PNC Capital Markets LLC		Regions Securities LLC

July 14, 2021